Form 40-F
period 2002-12-31
NORTH AMERICAN PALLADIUM LTD
filed 2003-05-22
CIK 887701


                                                 SECURITIES AND EXCHANGE COMMISSION

                                                       WASHINGTON, D.C. 20549

                                                       ----------------------
                                                              FORM 40-F

                                     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                                                   SECURITIES EXCHANGE ACT OF 1934

                                     [X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE
                                                   SECURITIES EXCHANGE ACT OF 1934

                          For the fiscal year ended December 31, 2002      Commission File Number 0- 20235
                                                       ----------------------


                                                    NORTH AMERICAN PALLADIUM LTD.
                                       (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                             CANADA                       1000 - METAL MINING                   NOT APPLICABLE
                 (PROVINCE OR OTHER JURISDICTION     (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
                OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBE                IDENTIFICATION NO.)

                                                      130 ADELAIDE STREET WEST
                                                             SUITE 2116
                                                          TORONTO, ONTARIO
                                                           CANADA M5H 3P5
                                                           (416) 360-7590
                             (ADDRESS AND TELEPHONE NUMBER OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)

                                                       CT CORPORATION SYSTEM,
                                                   111 EIGHTH AVENUE, 13TH FLOOR,
                                                      NEW YORK, NEW YORK 10011
                                                           (212) 894-8940
                                      (NAME, ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE NUMBER
                                  (INCLUDING AREA CODE) OF AGENT FOR SERVICE IN THE UNITED STATES)

                                                       ----------------------

                           Securities registered or to be registered pursuant to Section 12(b) of the Act:

                   Title of each class:                                        Name of each exchange on which registered:
                   --------------------                                        ------------------------------------------

                   Common Shares, no par value                                   American Stock Exchange
                                                                                 The Toronto Stock Exchange

                                        Securities registered or to be registered pursuant to
                                                     Section 12(g) of the Act:

                                                     COMMON SHARES, NO PAR VALUE

                                        Securities for which there is a reporting obligation
                                               pursuant to Section 15(d) of the Act:

                                                                NONE

                                           For annual reports, indicate by check mark the
                                                 information filed with this Form:

                                 [X] Annual information form       [X] Audited annual financial statements

     Indicate the number of  outstanding  shares of each of the  issuer's  classes of capital or common stock as of the close of the period covered by this annual report.

                                  THE REGISTRANT HAD o SHARES OUTSTANDING AS AT DECEMBER 31, 2002.

     Indicate by check mark whether the Registrant by filing the information  contained in this Form is also thereby  furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is
marked, indicate the filing number assigned to the registrant in connection with such Rule.

                                    Yes             82-                           No   X
                                       ------           -----                        ------

     Indicate by check mark  whether  the  Registrant  (1) has filed all reports  required to be filed by Section 13 or 15(d) of the
Exchange Act during the preceding 12 months (or for such shorter  period that the  Registrant was required to file such reports) and
(2) has been subject to such filing requirements for the past 90 days.

                                    Yes  X                                         No
                                       ------                                        ------

DOCUMENTS INCLUDED IN THIS FORM

No.      Document
---      --------

1. North American Palladium Ltd. Annual Information Form for the year ended December 31, 2002.

2. North American Palladium Ltd. Consolidated Financial Statements for the year ended December 31, 2002, including a reconciliation to United States generally accepted accounting principles in accordance with Item 17 of Form 20-F.

3. North American Palladium Ltd. Management's Discussion and Analysis of Financial Results for the year ended December 31, 2002.

                                                                  DOCUMENT NO. 1

                          NORTH AMERICAN PALLADIUM LTD.

                         RENEWAL ANNUAL INFORMATION FORM





                      For the year ended December 31, 2002



                               Dated May 20, 2003

                                TABLE OF CONTENTS

CORPORATE STRUCTURE ..........................................................2
GENERAL DEVELOPMENT OF THE BUSINESS ..........................................3
      OVERVIEW ...............................................................3
      PALLADIUM SALES CONTRACT................................................4
      PALLADIUM AND PLATINUM FORWARD CONTRACTS................................6
      ROYALTY AGREEMENT.......................................................6
      LAC DES ILES MINE.......................................................6
SELECTED CONSOLIDATED FINANCIAL INFORMATION...................................7
MANAGEMENTS DISCUSSION AND ANALYSIS...........................................8
MARKET FOR SECURITIES.........................................................8
DIRECTORS AND OFFICERS........................................................8
ADDITIONAL INFORMATION........................................................1
      SHARE CAPITAL...........................................................1
      LEGAL PROCEEDINGS.......................................................1
      RISK FACTORS............................................................2
      OTHER INFORMATION.......................................................9
GLOSSARY OF TERMS.............................................................1


                             METRIC CONVERSION TABLE

                --------------------- -- -------------------------------
                IMPERIAL                  METRIC
                --------------------- -- -------------------------------
                1 troy ounce              31.103 grams
                --------------------- -- -------------------------------
                1 ton, short              0.907 tonnes
                --------------------- -- -------------------------------
                1 troy ounce per ton      34.286 grams per tonne
                --------------------- -- -------------------------------
                1 foot                    0.305 meters
                --------------------- -- -------------------------------
                1 mile                    1.609 kilometers
                --------------------- -- -------------------------------
                1 acre                    0.405 hectares
                --------------------- -- -------------------------------


                                    CURRENCY

                  All dollar amounts referred to herein are in
                   Canadian dollars unless stated otherwise.

                               CORPORATE STRUCTURE

         North American Palladium Ltd. (the "Corporation") is the successor to Madeleine Mines Ltd., a company incorporated under the Quebec Mining Companies Act by letters patent dated February 2, 1968. In January 1992: (i) Madeleine Mines Ltd. was amalgamated with a wholly owned Quebec subsidiary of 2750538 Canada Inc., a company incorporated under the Canada Business Corporations Act by articles of incorporation dated September 12, 1991; (ii) the amalgamated company was wound up into 2750538 Canada Inc.; and (iii) 2750538 Canada Inc. changed its name to "Madeleine Mines Ltd." By articles of amendment dated July 24, 1993, Madeleine Mines Ltd. changed its name to "North American Palladium Ltd." The Corporation has one operating subsidiary, Lac des Iles Mines Ltd., incorporated under the Canada Business Corporations Act, and wholly owned by the Corporation.

         The Corporation's registered office is at Suite 2116, 130 Adelaide Street West, Toronto, Ontario M5H 3P5, telephone: (416) 360-7590, fax: (416) 360-7709. The Corporation's operations are situated approximately 85 kilometers northwest of Thunder Bay at Lac des Iles, in northern Ontario, postal address is P.O. Box 10547, Station P, Thunder Bay, Ontario P7B 6T9, telephone: (807) 448-2000, fax: (807) 448-2001.

                       GENERAL DEVELOPMENT OF THE BUSINESS

         The reserve and resource estimates contained in this annual information form ("AIF") were prepared in accordance with National Instrument 43-101 by employees of the Corporation who are "qualified persons" as such term is defined in National Instrument 43-101. The following description of the Corporatio's business includes many geological terms that may not be familiar to the reader. For a description of the meaning of some of these terms, please see the "Glossary of Terms" included in this AIF.

OVERVIEW

         The Corporation owns and operates an open pit mine known as the Lac des Iles Mine and processing plant with a design capacity of 15,000 tonnes per day. The mining and processing operation produces a flotation palladium rich concentrate which also contains platinum, gold, copper and nickel. The concentrate is delivered to the Sudbury operations of Falconbridge Limited ("Falconbridge") and Inco Limited ("Inco") for smelting, and further processed at their respective European operations for refining.

         In 1999, an extensive exploration program was completed on the Lac des Iles property. Based on the outcome of the exploration program, in March 2000, the Corporation commenced an expansion of the mining operations to increase the ore processing rate from 2,400 tonnes per day to 15,000 tonnes per day. The expansion involved the construction of a new concentrator at the mine site and preparing for increased production from the open pit.

         AGRA Simons Limited, an engineering, construction and technology company, completed a detailed feasibility study, dated December 1999, together with an updated version dated May 2000 (collectively the "Feasibility Study"), of the proposed expansion of the mining operation and concluded that the proposed expansion project was technically feasible and economically viable.

         In January 2000, the Corporation began equipment procurement and detailed engineering and in March 2000 began site preparation. In the first quarter of 2001, the semi-autogenous grinding (SAG) mill and two ball mills arrived on site and were assembled and tested. By March 2001, the warehouse, the maintenance shop and the material handling facilities were operational. The new concentrator was commissioned in June 2001. Initially, the new concentrator did not operate at design capacity as a number of modifications were required to improve production throughput and recoveries. In the fourth quarter of 2001 the concentrator throughput and recoveries improved as a result of these changes.

         In 2002, certain modifications were made to the SAG mill circuit, including fine crushing a portion of the SAG mill feed, and in August 2002 the mill achieved its design rate of 15,000 tonnes per day. However, this rate was not sustained for the remainder of the year because of the failure in September of the primary crusher, which processes ore before it reaches the SAG mill. Portable contract crushers were installed to sustain the operation while the primary crusher was repaired. The repairs were more difficult than anticipated and the unit did not return to operation until early March 2003. The long-term reliability of the primary crusher is doubtful and consequently, a new primary crusher has been purchased that is expected to be operational by mid-2003. The Corporation carries property damage and business interruption insurance and will make a claim to recover losses sustained by the crusher failure.

         Palladium recovery for the year increased to 73.8% up from 67.4% in 2001, and improved further to 76.9% in the first quarter of 2003. Intensive metallurgical testing and on-site pilot plant work conducted during 2002 demonstrated that palladium recovery can be improved by finer grinding of the ore and by expanding the capacity of the flotation circuit. Since November 2002, half of the feed to the primary flotation circuit has been undergoing fine grinding in two tower mills previously used for regrinding concentrates. The grinding test program will continue during 2003. The Corporation is also evaluating the most cost-effective ways to introduce more flotation capacity.

         In response to scoping studies that suggest underground mining of the Main High Grade Zone might be feasible and economic, the Corporation carried out 47,000 metres of infill drilling on the zone during 2002. The results confirmed its continuity and high grade nature, leading to an independent feasibility study which is currently underway. The Main High Grade Zone is near vertical, over 350 metres long and averages 11.8 metres in width and 6.1 grams of palladium per tonne in grade. The deposit could be accessed via a ramp from the open pit, and lends itself to conventional bulk mining methods. It is contemplated that the higher grade ore from underground would be combined with open pit ore to feed the mill at 15,000 per day. The feasibility study is scheduled for completion by mid-2003, at which time the Corporation expects to update its statement of reserves and resources.

         Reference is made to the section entitled "Mining Operations" for further information about the Corporation's operations.

PALLADIUM SALES CONTRACT

         On February 4, 2000, the Corporation entered into a palladium sales contract (the "Palladium Sales Contract") with a major automotive manufacturer (the "Automotive Manufacturer"), whereby the Corporation has hedged the price of 100% of the palladium it is entitled to receive from its smelter customers. Under the Palladium Sales Contract, the Automotive Manufacturer purchases all of the refined palladium that the Corporation is entitled to receive from the smelters. The actual amount purchased depends on how much palladium is delivered, less the amount due under a royalty agreement with the Sheridan Platinum Group Inc. and John Patrick Sheridan. See "Royalty Agreement".

         The Palladium Sales Contract provides that the Automotive Manufacturer can accept or refuse delivery of the Corporation's production exceeding 35,000 ounces in any month (which substantially exceeds the maximum production for Lac des Iles Mine of approximately 21,000 ounces of palladium per month). The delivery points for palladium under the Palladium Sales Contract are the European refineries of Falconbridge and Inco. See "Smelting and Refining Agreements".

         The price of the palladium under the Palladium Sales Contract is the average monthly London Metal Exchange afternoon fixing price minus a specified modest discount. However, the price for palladium cannot be (i) less than US$325 per ounce for all production delivered in each month under the Palladium Sales Contract, or (ii) higher than US$550 per ounce for half of the production delivered in each month. There is no upper price limit for the other half of the production under the Palladium Sales Contract.

         The Palladium Sales Contract has a five-year term ending June 30, 2005. Either party may terminate the Palladium Sales Contract in the event of the insolvency, bankruptcy or appointment of a receiver for the other party or the breach by the other party of a material term of the Palladium Sales Contract if the breach is not cured within 10 business days of notice of the default by the other party. The Corporation will be entitled to terminate the Palladium Sales Contract if the Automotive
Manufacturer:

         (a) acquires or agrees to acquire from the Corporation or any other person, any of the Corporation's business, assets, or securities, directly or indirectly, or any option to acquire any of the foregoing;

         (b) proposes to enter into, directly or indirectly, any business combination involving the Corporation or any subsidiary, or to purchase, directly or indirectly, a material portion of the Corporation's assets or the assets of any subsidiary;

         (c) makes any proposal or request to the Corporation or any of its officers or directors relating to any action referred to in paragraph (a) or (b) above or to any modification or waiver of the Corporation's rights to terminate the contract;

         (d) makes or participates in, directly or indirectly, any "solicitation" of "proxies" (as those terms are used in the proxy rules under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) to vote or seek to advise or influence any person with respect to the voting of any of the Corporation's voting securities;

         (e) forms, joins or in any way participates in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any of the Corporation's voting securities;

         (f) acts alone or with others to seek control or influence the Corporation's management, board of directors or policies; or

         (g) advises, assists or enters into discussions, negotiations, arrangements or understandings with any other person with respect to any of the matters listed above (unless required by law) or takes any other action which might reasonably be expected to result in any such public disclosure.

         In addition, the Palladium Sales Contract contains "force majeure" provisions that allow for the suspension of the Palladium Sales Contract upon the occurrence of certain events, such as acts of nature, that are beyond the control of a contracting party and that limit the party's ability to perform its obligations under the contract. The definition of "force majeure" in the contract includes such things as:

         o explosions, fires, floods or breakdowns or damage to the mine or related equipment;

         o failure of plant or equipment to operate according to plans or specifications not caused by the Corporation's negligence;

         o        strikes, labour disputes or lockouts;

         o        unavoidable accidents;

         o uncontrollable delays in transportation or non-availability of any adequate means of transportation;

         o the effect of governmental regulations or requirements (expressly including inability to obtain or amend necessary governmental approvals, licenses or permits on reasonably acceptable terms);

         o        power shortages;

         o        court orders; and

         o acts or failures to act of government agencies or regulatory bodies and inability to obtain timely refining despite commercially reasonable efforts of appropriate quantity of materials necessary to produce the required amounts of metal.

         The Palladium Sales Contract provides that once the cause of any suspension has been removed, the parties are to resume normal performance within a reasonable period of time. Economic conditions such as market situations that result in prices lower or higher than those provided for in the Palladium Sales Contract are not considered events that entitle a party to suspend the contract. The Palladium Sales Contract also provides that the Automotive Manufacturer will not be excused by any "force majeure" event from making timely payment for metal delivered prior to notice being given of the suspending event. Neither party will be required against its will to adjust any labor dispute or to question the validity of or refrain from going to court to test the validity of any governmental order, regulation or statute or to refrain from pursuing its legal or equitable remedies against any third party.

PALLADIUM AND PLATINUM FORWARD CONTRACTS

         The Corporation also enters into forward commodity sales contracts from time to time to hedge the effect of changes in prices of palladium, platinum and gold on the Corporation's revenues. At March 31, 2003, the Corporation had forward sales contracts for 37,805 ounces of palladium at US$899 per ounce for 2003. In addition, the Corporation had forward sales contracts for 2,000 ounces of platinum at US$524 per ounce.

ROYALTY AGREEMENT

         On August 31, 1994, the Corporation entered into a royalty agreement with The Sheridan Platinum Group Inc. and John Patrick Sheridan (together referred to as the "Sheridan Group"). Under the agreement, the Corporation was obligated to pay to the Sheridan Group a royalty equal to 3% of "net cash proceeds" received from concentrates and other products produced at the Lac des Iles Mine from May 1, 1994 through December 31, 2000. The royalty is equal to 5% of "net cash proceeds" received from concentrates and other products produced at the Lac des Iles Mine commencing January 2001. The term "net cash proceeds" is defined in the royalty agreement generally as the net proceeds of sale receivable by Lac des Iles Mines Ltd. from the production and sale of concentrates from the Lac des Iles Mine, after deducting the costs of sampling, assaying, transporting and insuring the concentrate; smelter, processing and refining charges and penalties (excluding Lac des Iles Mines Ltd.'s own processing costs) and all applicable taxes and royalties that must be paid in respect of the mining operations. Under the royalty agreement, the Sheridan Group may elect, and has elected, to receive payment of the royalty in kind, rather than in cash. All mining operations at the Lac des Iles Mine are on the mining leases and are covered by the royalty agreement.

LAC DES ILES MINE

         The Lac des Iles Mine property consists of four mining leases from the Government of Ontario numbered 104108 to 104111, inclusive, comprising 85 single unit mining claims and covering an aggregate of 1,465 hectares. The mining leases are dated August 16, 1985 and are set to expire on August 31, 2006. If an application is made within 90 days of expiry of the leases, and the terms and conditions of the leases have been complied with, the leases are renewable for a further term of 21 years. In addition to the mining leases, the Corporation holds mining claims covering approximately 13,876 hectares within a 52 kilometer radius of the Lac des Iles Mine.

LOCATION AND ACCESS

         The Lac des Iles Mine and surrounding property are located approximately 85 kilometers northwest of the city of Thunder Bay, Ontario. Paved road access is provided by Ontario Provincial Highway 527, followed by 15 kilometers of an all weather gravel road, maintained by the Corporation. Approximately 79% of the employees reside in the Thunder Bay area.

         The property, at an elevation of 490 meters above sea level, is within the Canadian Shield, characterized by low, undulating hills and numerous lakes. Daytime temperatures range from 10(degree)C to 25(degree)C in the summer and from minus 25(degree)C to minus 10(degree)C in the winter.

         Thunder Bay, with a population of 122,000, is serviced by road, air, rail and ocean-going vessels. The city is located at the head of the St. Lawrence Seaway. All the services required by the mining operations are available in the city.

REGIONAL GEOLOGY

         The Lac des Iles area is underlain by Archean-age rocks of the Superior Province of the Canadian Shield which are overlain and intruded by rocks of the Proterozoic-age Southern Province. The Superior Province can be subdivided into areas of plutonic, granite-greenstone, metasedimentary and gneissic rocks. The Southern Province consists of a blanket of sedimentary rocks extensively intruded by gabbroic magma.

         In the Archean, mafic to ultramafic intrusions scattered throughout northwestern Ontario host, or have the potential to host, platinum group metal mineralization. Platinum group metal mineralization of Proterozoic age is also known to occur in northwestern Ontario.

         In the Lac des Iles area, the Lac des Iles Intrusive Complex is one of many platinum group metal-bearing, mafic to ultramafic, intrusions that define a circular feature (of speculative origin) with a diameter of 30 kilometers. The 30-square kilometer Lac des Iles Intrusive Complex consists of three separate magma chambers partially separated by tonalite septum. The ultramafic North Lac des Iles Intrusive Complex is centered on Lac des Iles (the lake). The gabbroic Mine Block Intrusion and Camp Lake Intrusion occur south of Lac des Iles. The Camp Lake Intrusion is a relatively homogeneous hornblende gabbro and contains minor base metal sulphides and platinum group metals. The Mine Block Intrusion to the north is complex in structure, texture and composition, and contains abundant platinum group metal mineralization. The most significant zones of platinum group metal mineralization are in the Mine Block Intrusion and are the Roby, Twilight and Baker zones. The Roby and Twilight zones are the only defined areas of mineralization on the Lac des Iles property.

MINE BLOCK INTRUSION GEOLOGY

         The Roby zone is a breccia zone, currently measuring 950 meters long, 815 meters wide and 1,000 meters deep, and remains open to the west, southeast and at depth. Platinum group metal mineralization is associated with pyroxenite, gabbronorite and gabbro in areas that have been invaded and brecciated by copper-nickel-platinum group metal bearing melanogabbro, which also generated abundant pegmatitic gabbro. The ore typically contains from a trace to 5% pyrrhotite, chalcopyrite, pyrite and pentlandite. The platinum group metals include vysotskite, isomerticite, kotulskite, sperrylite, merenskyite and palladium arsenide. Similar breccia mineralization occurs at other locations within the intrusive complex.

         The Roby zone contains two distinct types of mineralization separated by a zone of sheared and mineralized pyroxenite that trends north-northwest. North of the shear zone, the North Roby ore is hosted by varitextured gabbro and gabbronorite that strikes northeast and dips to the east-southeast variably at 45 to 60 degrees. This mineralization tends to be sulphide-poor. Southwest of the shear zone the breccia ore (the "Breccia Ore") is hosted by a heterolithic gabbro breccia with abundant pegmatitic and varitextured gabbro. From the pyroxenite contact, the grades diminish gradually to the west. This zone typically contains 2%-5% sulphides. The pyroxenite is well mineralized and contains high grade ore associated with intense talc alteration. The Main High Grade Zone occurs at the eastern boundary of the central portion of the Roby Zone and extends below the economic limits of the Roby pit. This near vertical planar zone has a strike length exceeding 350 metres with thickness averaging 12 metres and is ideal for exploitation by underground mining. It is continuous to a depth of 675 metres where it is truncated and offset to the west by a fault. Below this fault, the Offset High Grade zone has been traced to a depth of 905 metres, over a strike length of 300 metres, and remains open.

         The Twilight zone lies 50 to 70 meters east of the east boundary of the Roby zone. Previously, minor amounts of historical surface sampling and diamond drilling in this area had indicated the potential for low-grade mineralization. In 1999, overburden was removed and sampling, mapping and drilling were carried out, with positive results. Subsequent diamond drilling has delineated a mineralized zone 150 meters wide, 200 meters long and 200 meters deep which is included in the reserve.

         The Baker zone is located one kilometer east of the Roby zone. In 1999, four diamond drill holes totaling 1,075 meters tested the northeastern continuity of the zone, following up 16 holes drilled in the fall of 1998. Drilling at 50-meter spacing has delineated additional mineralization that will require closer spaced drilling for proper evaluation. The Creek zone, located less than two kilometers east of the Roby zone, is also an area of interest. In 2001, additional overburden was removed from the Baker and Creek zones in an effort to improve the definition of the surface dimensions and the geological controls related to mineralization.

MINING OPERATIONS

         The Corporation mines ore and waste using conventional hydraulic 23 cubic meter and 19 cubic meter shovels, 190 tonne trucks, 229 millimeter blast hole drills and a fleet of conventional ancillary equipment. Mine waste is stockpiled outside of design pit limits.

         In 2002, total production from the Lac des Iles open pit amounted to
17.1 million tonnes or 46,793 tonnes per day of ore and waste combined compared to 24.9 million tonnes or 68,336 tonnes per day in 2001. Ore production for 2002 totaled 7.3 million tonnes grading 1.49 grams per tonne of palladium compared to
5.8 million tonnes grading 1.44 grams of palladium per tonne in 2001. At the end of 2002, the broken ore stockpile consisted of 8.7 million tonnes grading 1.16 grams per tonne palladium containing 323,000 ounces of palladium compared to 6.4 million tonnes grading 1.33 grams of palladium per tonne containing 274,000 ounces of palladium at the end of 2001. The stockpile at the end of 2002 included 1.2 million tonnes of high grade ore averaging 1.73 grams of palladium per tonne which will be treated in 2003.

         The 2002 mine plan included sourcing part of the mill feed from the broken ore stockpile to reduce mining costs. The remaining mill feed was sourced from mine production in the Roby pit. For the first eight months of 2002, mine production averaged 54,575 tonnes per day as planned which was amply sufficient to meet the mill feed requirements. In September 2002, the Corporation revised the mine plan in response to the shutdown of the primary crusher. Following the shutdown, portable crushers were installed on site to provide mill feed and to minimize the disruption to the operation. The mining equipment was redeployed to supply more ore to the portable crushers from the broken ore stockpiles and less from the Roby pit. As a result, mine production decreased from 54,575 tonnes per day before September to an average of 31,300 tonnes per day for the remainder of the year.

         By the end of 2002, the Phase 3 expansion of the open pit had increased the pit dimensions to 700 metres in length, 450 metres in width and 100 metre vertical depth below surface. Over 900 million litres of groundwater have been pumped out of the pit, successfully maintaining water levels below the working elevation.

         The following table sets forth information concerning the production from the Lac des Iles Mine for each of the five years ended December 31, 2002:

---------------------------- -------------- --------------- --------------- ------------- --------------
           Year                  2002            2001            2000           1999          1998
---------------------------- -------------- --------------- --------------- ------------- --------------
Ore Tonnes Mined               7,250,963       5,768,157       2,689,634      1,271,816        873,929
---------------------------- -------------- --------------- --------------- ------------- --------------
Waste Tonnes Mined             9,828,552      19,174,635       7,508,117      4,115,159      3,923,731
---------------------------- -------------- --------------- --------------- ------------- --------------
    Total Tonnes Mined        17,079,515      24,942,792      10,197,751      5,386,975      4,797,660
---------------------------- -------------- --------------- --------------- ------------- --------------
      Stripping Ratio           1.36:1          3.32:1          2.79:1         3.23:1        4.49:1
---------------------------- -------------- --------------- --------------- ------------- --------------
 Average Daily Production       46,793          68,336          27,939         14,758        13,144
---------------------------- -------------- --------------- --------------- ------------- --------------

PROCESSING

         The concentrator facility used at the expanded mine has a design capacity of 15,000 tonne per day. In the third quarter of 2002, a structural failure occurred in the lower frame of the primary crusher, necessitating its shutdown and impacting mill throughput. Portable contract crushers were installed to minimize the loss of palladium production during the shutdown period. The primary crusher resumed operation in early March 2003, although its reliability is limited. The Corporation has purchased a new crusher which is expected to be functional by mid-2003.

         Ore is crushed in a gyratory crusher and conveyed to a coarse ore stockpile. A portion of the coarse ore is crushed in a cone crusher and the finer material blended with the coarse ore as it is fed to the SAG mill. The ore is ground to a nominal P80 (the size of an opening through which 80% of the product will pass) of 74 microns in a conventional semi-autogenous mill/ball mill/pebble crusher (SABC) circuit. The ground ore feeds a flotation circuit that is comprised of rougher/scavengers, four stages of cleaning and includes a regrind circuit. The flotation circuit in the old concentrator is currently connected to the new concentrator to provide additional cleaner flotation capacity. The final concentrate is thickened and dewatered using two pressure filters. Tailings are contained in the existing tailings impoundment facility which is required to be expanded on an annual basis, for the life of the mine. Palladium recovery is estimated to improve to 78% after the anticipated refinements to the new flotation circuit have been completed.

         In 2002, the Corporation undertook a number of initiatives to improve mill performance. These included process optimization activities, employee development programs and recovery improvement studies. A secondary crushing system was used to provide finer ore to the SAG mill and resulted in increased throughput. The feed conveyor to the pebble crusher was modified, the flow of water into the SAG mill was improved and new mill liners and lifters were installed. As a result, mill throughput improved from 12,086 tonnes per day in January to 15,215 tonnes per day in August.

         In the first half of 2002, the Corporation conducted a pilot plant study to measure the performance of the scavenger cells and determined that higher palladium recovery is possible with finer grind. As a result, the existing tower mills are being used to conduct a full scale tertiary grinding study. In addition, the Corporation will study the impact of modifications to the existing scavenger cells in the flotation circuit and complete a feasibility study on the expansion of the cleaning capacity in the mill. The intent of each of these programs is to further improve palladium recovery and increase palladium production while reducing unit operating costs.

         The concentrator processed 4,851,621 tonnes of ore or 13,292 tonnes per day in 2002 at an average palladium grade of 1.91 grams per tonne and an average palladium recovery of 73.8%. The concentrator throughput was 2,662,240 tonnes of ore in 2001 at an average palladium grade of 2.14 grams per tonne and an average palladium recovery of 67.4%. The Corporation produced 219,325 ounces and 123,281 ounces of palladium in 2002 and 2001, respectively. The 2002 production rate was higher than 2001 as a result of higher recoveries and throughput in the first full year of production offset by lower palladium grade.

         The average grade of palladium milled was 1.91 g/t in 2002, 2.14 g/t in 2001 and 4.48 g/t in 2000. Production costs per tonne of ore milled were $20.74 in 2002, $29.35 in 2001 and $26.13 in 2000. Cash costs, which include direct and indirect operating costs, smelting, refining, transportation and sales costs, royalties, and property taxes, plus credits for by-products, were US$264 per ounce in 2002, US$340 per ounce in 2001 and US$142 per ounce in 2000. Cash costs to produce palladium, net of metal credits and royalties, decreased to US$230 per ounce in the first half of 2002. However, with the requirement for contract crushing and increased ore rehandling resulting from the crusher failure, cash costs increased to US$301 per ounce in the second half of 2002.

         The concentrator produces a palladium rich concentrate that is shipped off-site for final processing. See "Smelting and Refining Agreements".

Year        Milled       Concentrate     Palladium     Platinum       Gold       Copper        Nickel
            (tonnes)       (tonnes)     (troy ozs)    (troy ozs)   (troy ozs)     (lbs)        (lbs)
----------------------------------------------------------------------------------------------------------
2002        4,851,621      27,179         219,325        19,180       16,030    5,295,486   2,763,654
2001        2,662,240      21,697         123,281        10,073        9,603    3,123,763   1,595,179
2000          893,017      14,271          95,116         6,074        6,035    1,362,266   1,035,485
1999          894,168      10,286          64,441         4,744        4,888    1,377,464     973,817
1998          859,942      10,843          84,228         5,535        5,079    1,229,309     914,030

FACILITIES AND INFRASTRUCTURE

         The mining operation includes, in addition to the concentrator, an assay laboratory, a warehouse, electrical shop, a three bay truck shop to service the larger haul trucks, an operations camp, a water treatment plant, a propane storage facility, a fuel storage area and an electrical substation. Power is delivered to the site by a 95 kilometer power line, which ties directly into the northwestern Ontario power grid.

         The present tailings management facility ("TMF") has been operating since 1990. Until 1998, the dams were primarily constructed as water retaining dams, comprising rock fill, filters and glacial till or high density polyethylene facing. In 1998 and 1999, dams at the north end of the facility were raised using rock fill and tailings. Further TMF expansion commenced in 2000 to store the tailings produced over the 12 year mine life contemplated in the Feasibility Study. The dams have been raised and are constructed of non-reactive rock fill, filters and geotextile. The TMF is a stable impoundment, where erosion is minimized, runoff is managed, water is returned to the concentrator as needed and excess water is stored until it can be treated and released. The design of the expanded operation provides for closure and reclamation of the facility.

EXPLORATION

         The primary objective of the 2002 exploration program was to delineate fully the resource contained within the Main High Grade Zone at Lac des Iles so that a feasibility study could be conducted on an underground operation. To proceed with a feasibility study, infill drilling with 30 metre spacing between holes was carried out in 2002, to increase the density of core drill intercepts and sampling. This was sufficient to upgrade the resources to the measured and indicated categories.

         From May 17 to October 4, 2002, up to five diamond drill rigs were in operation and completed 47,160 metres of drilling in the Main High Grade Zone. The program produced 82 intercepts through the zone, 77 from newly collared holes, and five from wedging of pre-existing holes. The vertical depth of the intercepts ranged from 274 to 643 metres below surface. Most of the holes provided infill information for previous drilling. Twenty holes were drilled with the objective of expanding the resource. The results confirmed the continuity of the zone and its high grade tenor. The average true width of the Main High Grade Zone is 11.81 metres with a palladium grade of 6.1 grams per tonne. Among the significant results were five intercepts greater than 10 metres in length with palladium grades in excess of 10 grams per tonne and one intercept of 19.1 metres averaged 11.9 grams of palladium per tonne. The complete results were published in a press release dated February 4, 2003 and may be viewed at the Corporation's website www.napalladium.com or a copy may be obtained from the Secretary of the Corporation.

         The resource and reserve estimates will be updated when the independent feasibility study on a potential underground mining operation is completed.

         The primary benefit of an underground operation at Lac des Iles is that higher grade ore from the underground could be blended with lower grade ore from the open pit. The successful underground development of the Main High Grade Zone would also create a staging area for resource definition drilling of the deeper Offset High Grade Zone. This zone remains open to further resource expansion and its potential to add resources is greater that that of the Main High Grade Zone. The average true width of the Offset High Grade Zone is 23 metres, using a three gram per tonne palladium cut-off. The average palladium grade appears to be comparable to the grade of the Main High Grade Zone; however, further drilling is needed to confirm this comparison.

CURRENT EXPLORATION

         Exploration for 2003 will include both resource development and grass roots programs. The greatest potential for expanding resources remains within the immediate Lac des Iles area. Consequently, core drilling will be conducted on the southeast and southwest extensions of the Roby zone. Untested geophysical targets on satellite properties such as Buck Lake, North Lac des Iles and Weaver Lake will undergo core drilling. The Corporation will also commence grass roots exploration on recently acquired properties located within 100 kilometres of the mine.

         In 2002, the Corporation entered into option agreements to acquire four properties in its area of interest. Two properties have also been staked in response to a lake sediment survey released by the Ontario Geological Survey.

         On the Shebandowan Lake properties, which are 80 kilometres west of Thunder Bay, the Corporation plans to remove overburden and carry out bedrock sampling in 2003. The property covers a platinum group element ("PGE"), nickel and gold-enriched intrusion known as the Haines Gabbro.

         Mapping and exploration are planned for the Roaring River property which is 60 kilometres north of the Lac des Iles mine. The property is believed to be underlain by a complex mafic intrusion, and prospecting has located wide-spread PGE-bearing boulders and elevated PGE values in many of the few bedrock exposures.

         A detailed magnetic survey is planned for the Chief Peter Lake property which is 100 kilometres southwest of Lac des Iles. Several base metal-rich, dike-like, mafic intrusions occur on the property and will be evaluated for their PGE content.

         Since the inception of an expanded exploration program in 1998, the Corporation has identified numerous massive sulphide pods rich in precious and base metals injected into host rocks around the Lac des Iles mine site. The Corporation has commenced a program designed to identify a possible deep source of these massive sulphides which might lie near the base of the Mine Block Intrusion. Initially a magnetotellurics survey, which is a deep penetrating geophysical technique, will be carried out, and followed up by core drilling if warranted.

DRILLING AND ASSAYING

         All hole collars have been surveyed using known mine survey stations. Since 1995 all holes have been surveyed downhole either with a Tropari instrument or the Reflex Maxibor, a light log method that is not affected by magnetism. Core recovery is excellent throughout the deposit and is reported to average close to 100%. The loss of core is nominal, occurring occasionally when a drill hole intersects a fault.

         The drillers deliver the core daily to the core logging facilities in a secure wooden building where the geologists measure and photograph the core, then take RQD measurements and specific gravity samples every 30 meters. The core is then logged and marked for sampling. The drill procedures, core handling and logging are in compliance with accepted industry standards and accepted industry practices.

         Split core is assayed by Accurassay Laboratories Ltd of Thunder Bay. Precious metals values are determined by fire assay followed by atomic absorbtion finish and base metal values by atomic absorbtion. Pulverized rock standards are inserted at every thirtieth sample, a blank split core sample is inserted every twentieth sample, and for every twentieth sample, two subsamples of the coarse crush reject are sent to one independent laboratory (ALS Chemex or Lakefield Research), and the minesite laboratory.

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

         Mr. Chris Turek, P.Eng., Mine Superintendent, prepared the reserve estimate. Mr. Dan Redmond, M.Sc., Senior Mine Geologist and Mr. Douglas Kim, M.Sc - Metal Production Controller prepared the resource estimate. Mr. Maurice
J. Lavigne, P.Geo. supervised the 2002 exploration program. Messrs. Turek, Redmond, Kim and Lavigne are employees of the Corporation and are qualified persons under National Instrument 43-101.

         The resource and reserve model developed by the Corporation conforms to the definitions set forth in National Instrument 43-101 Standards Of Disclosure For Mineral Projects ("National Instrument 43-101") which classifies the resource into measured, indicated and inferred confidence categories. The standards applied by the Corporation conform to the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Reserves - Definitions and Guidelines adopted by the CIM Council on August 20, 2000.

         Ore is presently defined on a palladium-only basis. The deposit is polymetallic by nature, with economically recoverable credits for platinum, gold, copper, nickel and cobalt. The clear majority of revenue is derived from palladium averaging about 78% of the total value per tonne of ore in 2002. Geochemical and statistical correlations between the metals are sufficiently robust that grade control based on palladium only, corrected for by-products, can be expected to result in comparable net revenues.

         The reserve estimates are diluted and based upon a cut off grade of 0.7 grams of palladium per tonne which is roughly consistent with a long-term palladium metal price of US$400 per troy ounce.

NOTE TO U.S. SHAREHOLDERS

         The Corporation is required under Canadian law (National Instrument 43-101) to calculate and categorize mineral reserves and resources under the Canadian Institute of Mining Metallurgy and Petroleum Standards on Mineral Resources and Reserves - Definitions and Guidelines. These guidelines establish definitions for the reporting of exploration information, mineral resources and mineral reserves in Canada. These definitions have not been adopted for use in the United States by the Securities and Exchange Commission (the "SEC").

         The CIM definitions of proven and probable reserves are substantially in accordance with the definitions of proven and probable reserves as set out Industry Guide No. 7 under the U.S. Securities Act of 1933, as amended. In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources if such resources are material to the company. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under the standards in the United States. As such, the information contained in this AIF (and in particular sections entitled "Reserves" and "Resources") concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

RESERVES

         The following table provides a summary of the reserves as at December 31, 2002.

   Reserve         Tonnes        Palladium        Palladium          Platinum       Gold     Copper       Nickel
                   (000)           (g/t)       (contained ozs)        (g/t)        (g/t)       (%)         (%)
-------------- --------------- -------------- ------------------- --------------- --------- ---------- -------------
Proven              56,834           1.48           2,702,000         0.17          0.12       0.06       0.05
Probable            31,815           1.57           1,602,000         0.17          0.12       0.05       0.05
               --------------- -------------- ------------------- --------------- --------- ---------- -------------
Total               88,649           1.51           4,304,000         0.17          0.12       0.06       0.05
               =============== ============== =================== =============== ========= ========== =============

         A basic dilution strategy is applied on a selective basis to the reserve model. With the higher-grade shear and gabbronorite rock types, grades are diluted by 10%. Within the other ore-bearing rock units, material is diluted by 10% with the diluting material assumed at a 0.4 g/t palladium grade (the average grade of the waste material). Mining recovery in all cases is assumed at 90%.

         The underlying mine design is based on a combination of Lerchs-Grossman and Whittle 4X runs, which apply both mining economics and a time-value function to the ore production and waste stripping. The design developed by the Corporation is near-optimal with respect to the net present value, which is the industry-recommended optimization basis. Pit plans are designed to appropriate slopes and adequate road widths (31 meters). The slopes and ramps incorporated into the design are in compliance with the geotechnical recommendations.

         The design of the pit meets and in some respects exceeds the standard of practice for the mining industry. While larger pits would show more reserves, they would not yield higher returns.

         See "Note to U.S. Shareholders".

RESOURCES

         The following table provides a summary of the resources as at December 31, 2002.

   Resource          Tonnes        Palladium         Palladium         Platinum     Gold      Copper       Nickel
                     (000)           (g/t)        (contained ozs)       (g/t)       (g/t)       (%)         (%)
---------------- --------------- --------------- ------------------- ------------- -------- ------------ -----------
Measured             29,034          1.69            1,576,000            0.20        0.12       0.05      0.06
Indicated            36,888          1.50            1,780,000            0.15        0.10       0.05      0.05
                 --------------- --------------- ------------------- ------------- -------- ------------ -----------
Total                65,922          1.58            3,356,000            0.17        0.11       0.05      0.05
                 =============== =============== =================== ============= ======== ============ ===========
Inferred             72,999          1.57            3,683,000            0.15        0.10       0.05      0.05


         The resources are in addition to the reserves. The resource estimate reflects the advancing pit situation and corresponding depletion of the reserves due to ongoing mining. The cutoff grade used in the resource table reflects the current estimated life-of-mine costs of mining and processing, in conjunction with smelting and transportation costs consistent with current contracts. The metal ounces listed in the table are on a contained basis without adjustment for process or smelting recoveries. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability and are beyond the ultimate pit dimensions.

         See "Note to U.S. Shareholders".

SMELTING AND REFINING AGREEMENTS

         The Corporation's agreements with Falconbridge and Inco provide for the sales of the Corporation's concentrates produced at the Lac des Iles Mine and, ultimately, the smelting and refining of the principal metals contained in the concentrates.

         The agreement with Falconbridge ends on March 31, 2006. Under the agreement, Falconbridge purchases the Corporation's concentrates and, will settle in cash or, at the Corporation's discretion, make available to the Corporation the refined palladium and platinum at Falconbridge's refining facilities in Kristiansand, Norway. In certain circumstances, such as default of performance, insolvency or ceasing to carry on business, the agreement can be terminated by the party not in default, insolvent or ceasing to carry on business. The agreement can be suspended in the event of a force majeure and was suspended from August 2000 to February 2001 as a result of a strike at the Falconbridge Smelter. All concentrate during this period was delivered to Inco's Copper Cliff facility.

         The agreement with Inco ends on August 31, 2005. Under the terms of the agreement, Inco purchases the Corporation's concentrates and will settle in cash or, at the Corporation's discretion, make available to the Corporation the refined palladium and platinum at Inco's Acton Refinery in London, England. The agreement can be terminated by either party on 12 months' notice and suspended in the event of a force majeure.

ENVIRONMENTAL MATTERS

         The expanded operations at the Lac des Iles Mine involved numerous amendments to existing approvals, as well as new approvals pursuant to various provincial statutes relating to environmental matters. The Ontario Water Resources Act required amendments to the existing permit to take water, a certificate of approval for domestic (human) subsurface sewage disposal, and a certificate of approval for industrial sewage that includes expansion of the tailings facility. The amendments and approvals under the Ontario Water Resources Act were obtained. The Corporation received approval for an amendment to the certificate for industrial sewage to permit the new effluent treatment plant and increase effluent discharge volume. The Corporation obtained the permit required for the tailings facility under the Ontario Lakes and Rivers Improvement Act because of the expanded area of the tailings pond. The Corporation obtained a certificate of approval for air emissions for the site required under the Ontario Environmental Protection Act.

         In connection with the expanded operations, the Corporation amended the existing closure plan under the Ontario Mining Act, which includes an increase in the amount of financial assurance as required by the Ministry of Northern Development and Mines ("MNDM"). The closure plan and financial assurance agreement was submitted to the MNDM in April 2001. Under this agreement, the Corporation will provide financial assurance of $7.8 million payable in installments of $100,000 per month over six years. As at March 31, 2003, the Corporation had approximately $3.8 million on deposit with the MNDM. The closure plan and financial assurance were accepted on June 21, 2001.

         The Corporation has designed the expanded operations so as not to infringe on any navigable waters or fish habitat. Consequently, management believes no federal approvals or permits are required pursuant to either the Navigable Waters Protection Act or the Fisheries Act. In addition, because of the absence of federal approvals, an environmental assessment under the Canadian Environmental Assessment Act should not be necessary. However, in the event that production increases beyond 15,000 tonnes per day, federal permits may be necessary which would trigger an environmental assessment which may be in the form of a comprehensive study.

         Turbid water escaped from the South Starter dam of the TMF on four occasions in 2002. In each instance the Corporation notified the Ministry of the Environment and commenced remedial action immediately, including stopping the source of the leak, recovering turbid water to the extent possible and weekly monitoring of possible effects on the environment. The cause of the seepage has been identified and remedied. The Ministry of the Environment is reviewing the matter. Management does not expect that fines or charges will be imposed.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The following financial information is in Canadian funds in thousands of dollars except per share amounts.

                                                                 As at or for the year
                                                                   ended December 31

                                                2002                      2001                      2000
                                      ------------------------- ------------------------- --------------------------
Total assets                                    410,833                   417,766                   344,004
Total long-term liabilities                      81,424                   118,237                    61,015
Shareholders' equity                            260,446                   244,112                   240,019
Revenue from metal sales                        176,773                   121,496                   109,495
Net earnings                                     15,135                     7,510                    61,543
Net earnings per share
 - basic                                           0.30                      0.15                      2.80
 - diluted                                         0.30                      0.15                      2.00
Dividends                                          0.00                      0.00                      0.00

         The Corporation has not paid any dividends to date on its common shares. In addition, the payment of dividends on the Corporation's common shares is restricted under the Credit Facility and its credit facility with Kaiser-Francis Oil Company. Accordingly, it is not anticipated that the Corporation will pay any dividends on its common shares in the near future. The actual timing, payment and amount of any dividends will be determined by the board of directors from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the board of directors may consider relevant.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

         Reference is made to "Management's Discussion and Analysis of Financial Results" on pages 13 through 15 of the 2002 Annual Report to shareholders, which pages are incorporated herein by reference.

         Selected consolidated financial information for the last eight quarters ended December 31, 2002 (in thousands of dollars except per share amounts) is set forth below:

                  Dec 31    Sept 30    June 30    Mar 31    Dec 31    Sept 30    June 30   Mar 31
                   2002       2002       2002      2002      2001      2001        2001     2001
---------------------------------------------------------------------------------------------------
Revenue            43,904    46,547     41,745    44,577    56,890     23,225     21,178   20,203
Net earnings      (1,526)     2,894      7,521     6,246     5,159     (6,639)     7,707    1,283
(loss)
Net earnings
per share
 - basic           (0.03)      0.06       0.15      0.12      0.10     (0.13)       0.15     0.03
 - diluted         (0.03)      0.06       0.15      0.12      0.10     (0.13)       0.15     0.03

                              MARKET FOR SECURITIES

The common shares are listed on The Toronto Stock Exchange under the symbol "PDL" and on The American Stock Exchange under the symbol "PAL".

                             DIRECTORS AND OFFICERS

------------------------------------------- --------------------------------------- --------------------------------
                                                                                          Director or Officer
Name and Office held with the Corporation            Principal Occupation                        Since
------------------------------------------- --------------------------------------- --------------------------------
Michael P. Amsden, P.Eng.(1) (2) (3)(4)     Retired senior mining executive         April 1995
Chairman
Oakville, Ontario
------------------------------------------- --------------------------------------- --------------------------------
Steven R. Berlin, C.P.A.(1) (2)(5)(6)       Vice President and Chief Financial      February 2001
Director                                    Officer, Kaiser-Francis Oil Company
Tulsa, Oklahoma                             and Chief Financial Officer and
                                            Treasurer, PetroCorp Incorporated (an
                                            oil and gas company)
------------------------------------------- --------------------------------------- --------------------------------
Andre J. Douchane(4)                        Officer of the Corporation              April 2003
Director, President and Chief Executive
Officer
Toronto, Ontario
------------------------------------------- --------------------------------------- --------------------------------

------------------------------------------- --------------------------------------- --------------------------------
Louis J. Fox, J.D.(3)(5)(6)                 Private Businessman; Consultant         June 2000
Vice Chairman
Fort Lauderdale, Florida
------------------------------------------- --------------------------------------- --------------------------------
A.M. (Sandy) Laird, P.Eng.(3) (4)(5)        Retired senior mining executive         June 2000
Director
Vancouver, British Columbia
------------------------------------------- --------------------------------------- --------------------------------
Walter R. Ranta(1) (2)                      Businessman                             May 1997
Director
Thunder Bay, Ontario
------------------------------------------- --------------------------------------- --------------------------------
Richard H. Sutcliffe, Ph.D.(4)              President and Chief Executive           January 1999
Director                                    Officer, Patricia Mining Corp. and
Ancaster, Ontario                           URSA Major Minerals Incorporated,
                                            each a natural resource company
------------------------------------------- --------------------------------------- --------------------------------
Greg J. Van Staveren, C.A., C.M.A.,         Strategic Financial Consultant          February 2003
C.P.A.(1)
Director
Toronto, Ontario
------------------------------------------- --------------------------------------- --------------------------------
George D. Faught, C.A.                      Officer of the Corporation              November 1999
Vice President Finance and Chief
Financial Officer
Toronto, Ontario
------------------------------------------- --------------------------------------- --------------------------------
Maurice J. Lavigne, M.Sc., P. Geo.          Officer of the Corporation              April 2001
Vice President, Exploration
Thunder Bay, Ontario
------------------------------------------- --------------------------------------- --------------------------------
Ray Mason, B.Sc.                            Officer of the Corporation              March 2002
Mine Manager
Thunder Bay, Ontario
------------------------------------------- --------------------------------------- --------------------------------
Michael C. Thompson, C.A.                   Officer of the Corporation              June 2000
Manager Administration
Thunder Bay, Ontario
------------------------------------------- --------------------------------------- --------------------------------
Mary D. Batoff, LL.B.                       Consultant                              June 2000
Secretary
Toronto, Ontario
------------------------------------------- --------------------------------------- --------------------------------

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating Committee
(4) Member of the Technical Committee
(5) Member of the Corporate Governance Committee
(6) Member of the Hedging Committee

         The term of office for each director expires at each annual meeting of shareholders. Other than Mr. Ranta, each director is standing for election to the board of directors at the annual and special meeting of shareholders scheduled to be held on May 28, 2003.

         Each director or officer listed above has held the same principal occupation during the past five years except as described below:

         Mr. Berlin has been Chief Financial Officer and Treasurer of PetroCorp Incorporated since November 1999 and the Vice President and Chief Financial Officer of Kaiser-Francis Oil Company ("Kaiser-Francis"), the Corporation's principal shareholder, since February 1999 on a part-time basis and since September 1999 on a full-time basis. Prior to September 1999, Mr. Berlin was on the faculty of the University of Tulsa.

         Mr. Douchane was President of Management Inc., a management consulting firm. Prior to April 2002, he was President and Chief Operating Officer of Chief Consolidated Mining Co. and prior to June 2001 he was Vice-President Operations of Franco-Navada Mining Corp., a mining and metals royalty company.

         Mr. Fox was Senior Vice-President of Gerald Metals, Inc., a metal trading company, prior to March 1999.

         Mr. Laird was Executive Vice President of Placer Dome Inc., an international mining company, prior to February 1999.

         Dr. Sutcliffe became the President and Chief Executive Officer of URSA Major International Incorporated, a natural resource company in 1995 and the President and Chief Executive Officer of Patricia Mining Corp., a natural resource company in 1998.

         Mr. Van Staveren, prior to September 2001, was Vice President Finance and Chief Financial Officer of Martinrea International, formerly Royal Laser Tech Corporation, a metal fabrication company and prior to March 1998 he was a partner with KPMG LLP, chartered accountants and business consultants.

         Mr. Faught was the Chief Financial Officer of William Resources Inc., a natural resource company, prior to November 1999.

         Mr. Lavigne was President of Matawin Mineral Exploration Inc., a mineral exploration company, prior to April 2001.

         Mr. Mason was resident manager of Wabush Mines, Labrador prior to July 2001, and previously held senior positions with a number of mines in Canada.

         Mr. Thompson was a consultant prior to June 2000 and prior to January 2000 was general manager of Riverside Grain Products, a starch manufacturing company. Prior to October 1998 he was general manager of Norwester Hotel.

         Ms. Batoff was the Corporate Secretary of William Resources Inc., a natural resource company, prior to July 1999.

         Mr. Berlin is the nominee of Kaiser-Francis, the Corporation's principal shareholder, which intends the Common Shares which it owns in favour of his re-election as a director.

         The number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and senior officers of the Corporation is 106,006, less than 1% of the common shares issued and outstanding.

         There are potential conflicts to which the directors of the Corporation are subject in connection with the business and operations of the Corporation. The individuals concerned shall be governed in any conflicts or potential conflicts by applicable law. As of the date hereof, the following directors of the Corporation hold positions with other companies that explore for or produce platinum group metals or have other business interests which may potentially conflict with the interests of the Corporation.

         Dr. Sutcliffe is the President and Chief Executive Officer of Ursa Major Minerals Incorporated ("Ursa Major") and Patricia Mining Corp. ("Patricia Mining"). Ursa Major has active base and precious metal exploration projects in Wyoming, U.S.A. and the Sudbury area of Ontario, Canada. Patricia Mining has active gold exploration and mining interests in the Wawa area of Ontario, Canada. Patricia Mining has a 2% net smelter return royalty on six mining claims acquired by the Corporation from Patricia Mining.

         Mr. Fox is a director of SouthernEra Resources Ltd. ("SouthernEra"), a company listed on The Toronto Stock Exchange and Messina Limited, a South African company listed on the Johannesburg Stock Exchange. SouthernEra owns a 70.4% interest in Messina Limited which, in turn, owns 100% of Messina Platinum Mines Limited, a platinum group metals producer in South Africa. SouthernEra's reported production is from the Messina mine in South Africa.

                             ADDITIONAL INFORMATION

SHARE CAPITAL

         The authorized share capital of the Corporation consists of an unlimited number of special shares, issuable in series and an unlimited number of common shares. There are no special shares outstanding.

         The special shares may be issued in series. The Corporation's directors may, by resolution, fix the number of shares in, the designation of, and determine the rights, privileges, restrictions and conditions attaching to, each series of special shares. The special shares of each series rank on a parity with the special shares of any other series in respect of dividends or the return of capital. The holders of special shares are entitled to receive, in priority to the holders of common shares and the shares of any other class ranking junior to the special shares, as and when declared by the directors, dividends in the amounts specified or determinable in accordance with the provisions of the series of which such special shares form a part. In the event of the liquidation, dissolution or winding-up of this company, whether voluntary or involuntary, before any amount is paid to the holders of common shares or shares of any other class ranking junior to the special shares, the holders of special shares shall be entitled to receive, to the extent provided for with respect to such series, an amount equal to the price at which such shares were issued, such premium, if any, as has been provided for with respect to such series, and all unpaid cumulative dividends or declared and unpaid non-cumulative dividends. The special shares of any series may also be given such other preferences over the common shares and any other class of shares ranking junior to the special shares as may be determined in the case of such series. The holders of special shares are not entitled to vote separately as a class and the holders of any series of special shares are not entitled to vote separately as a series except as required by the Canada Business Corporations Act.

         Each common share entitles the shareholder to one vote at all meetings of shareholders other than meetings at which only the holders of another class or series of shares are entitled to vote. Each common share entitles the holder thereof, subject to the prior rights of the holders of the special shares, to receive any dividends declared by the board of directors and the remaining property of the Corporation upon dissolution.

LEGAL PROCEEDINGS

         The Corporation, along with J. Patrick Sheridan, Minerales De Copan and two other individuals, are defendants in an action brought by Cambridge Resources Corp. ("Cambridge"), in the Superior Court of Justice (Ontario). In its amended statement of claim dated September 27, 1991 Cambridge claims damages in the amount of $20 million, punitive and exemplary damages in the amount of $5 million, a declaration that the defendants hold any interest in an unidentified mining concession located in Honduras, about forty miles southeast of Tegucigalpa (defined therein as the "Mining Property") on constructive trust for Cambridge, a mandatory order requiring the defendants to deliver up all proceeds, equity interest, security or debenture interest in whatever form relating to the Mining Property, pre-judgment and post-judgment interest and costs. The Corporation filed a statement of defense dated February 7, 1992 which states, among other things, that the Mining Property was previously known to one of the individual defendants to be of insufficient quality to merit commercial development and that, accordingly, the Corporation had declined to proceed any further with the investigation or purchase of the Mining Property. Partial discoveries of certain of the parties were conducted on October 6, 7 and 8, 1993. There have been no further proceedings in the action. No provision in the financial statements has been made in respect of any possible loss from the action as management believes that the Corporation has a valid defense and the Sheridan Group has indemnified the Corporation.

         Claims of wrongful dismissal totaling $0.4 million have been made against the Corporation by former employees. No provision has been made in the financial statements, as management believes that the Corporation has valid defenses to these claims.

         Stock options in respect of an aggregate of 29,000 common shares may be held by employees of Minerales De Copan. The Corporation has been indemnified by the Sheridan Group for losses in connection with these options.

         From time to time, the Corporation is involved in other litigation, investigations or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Corporation's management, these claims and lawsuits in the aggregate, even if adversely settled, will not have a material effect on the consolidated financial statements of the Corporation.

RISK FACTORS

         The Corporation's securities are subject to the following risks. If any of the risks occur, the Corporation's business, operating results and financial condition could be materially adversely affected, the trading price of the common shares could decline and all or part of any investment may be lost.

         IF THE CORPORATION FAILS TO ACHIEVE THE PROJECTED PRODUCTION LEVELS FOR THE EXPANDED OPERATIONS, THE CORPORATION'S ABILITY TO GENERATE REVENUE AND PROFITS WILL BE ADVERSELY AFFECTED.

         The Corporation's future will be negatively affected if the expanded operations fail to achieve the projected production levels. Unforeseen conditions or developments could arise during this phase of refining the concentrator, adversely affecting the Corporation's ability to generate revenue and profits. These events may include: shortages of equipment, materials or labor; delays in delivery of equipment or materials; labor disruptions; unanticipated increases in costs of labor, supplies and equipment; natural disasters; accidents; and unforeseen engineering and design problems.

         IF THE COSTS OF OPERATING THE LAC DES ILES MINE ARE GREATER THAN ANTICIPATED, THE CORPORATION WILL NEED TO OBTAIN ADDITIONAL FUNDS WHICH MAY NOT BE AVAILABLE ON FAVORABLE TERMS OR AT ALL.

         The costs of operating the mine are subject to many uncertainties which may cause such costs to be higher than anticipated. In such event, the Corporation will need to obtain additional capital to pursue the mining plan. There is no assurance that the Corporation will be able to obtain such capital on favorable terms, if at all. If additional capital is raised by incurring debt, the Corporation will be obligated to make greater interest payments which will reduce funds available for the mining operations. If capital is raised through the sale of equity securities, shareholders may experience substantial dilution.

         THE CORPORATION CANNOT BE SURE THAT IT WILL MEET ITS GOALS FOR PRODUCTION AND OPERATING COSTS AND, IF IT DOES NOT, THE OPERATING RESULTS WILL BE ADVERSELY AFFECTED.

         Planned production levels and operating costs of the operations are estimated based on the Corporation's experience in operating the mine and Corporation's current plan. These estimates are subject to numerous uncertainties, many of which are beyond the Corporation's control, and the Corporation cannot make assurances that its actual production levels will not be substantially lower than its plan or that its operating costs will not be materially higher than planned.

         IF THE RESERVE ESTIMATES ARE NOT ACCURATE, PRODUCTION MAY BE LESS THAN ESTIMATED WHICH WOULD ADVERSELY AFFECT THE CORPORATION'S FINANCIAL CONDITION AND RESULT OF OPERATIONS.

         Reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling, which may prove unreliable. The Corporation cannot be certain that the reserve estimates are accurate, and future production could differ dramatically from such estimates for the following reasons: mineralization or formations at the mine could be different from those predicted by drilling, sampling and similar examinations; declines in the market price of palladium may render the mining of some or all of the reserves uneconomic; and the grade of ore may vary significantly from time to time and the Corporation cannot give any assurances that any particular level of metal may be recovered from the reserves.

         The occurrence of any of these events may cause the Corporation to adjust the reserve estimates or change the mining plans, which could negatively affect the Corporation's financial condition and results of operation. Moreover, short-term factors, such as the need for additional development of the ore body or the processing of new or different grades, may impair its profitability in any particular accounting period.

         THE RISKS AND HAZARDS ASSOCIATED WITH MINING AND PROCESSING MAY INCREASE COSTS AND REDUCE PROFITABILITY IN THE FUTURE.

         Mining and processing operations involve many risks and hazards, including: environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature, mechanical equipment and facility performance problems, and the availability of materials and equipment.

         These risks could result in damage to, or destruction of, the Corporation's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Corporation believes that its insurance with respect to the operations is within ranges of coverage consistent with industry practice, the Corporation cannot be certain that its insurance will cover the risks associated with mining or that it will be able to maintain insurance to cover these risks at affordable premiums. The Corporation might also become subject to liability for pollution or other hazards against which it cannot insure or against which the Corporation may elect not to insure because of premium costs or other reasons. Losses from such events may increase costs and decrease profitability.

         FUTURE EXPLORATION AT LAC DES ILES MINE MAY NOT RESULT IN INCREASED RESERVES, WHICH WOULD PREVENT THE CORPORATION FROM SUSTAINING ITS TARGETED PRODUCTION LEVELS.

         This AIF contains reserve estimates based on exploration to date. The Corporation conducts exploration programs at and surrounding the Lac des Iles Mine with the objective of increasing known reserves. Mineral exploration involves significant risks over a substantial period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. There is no assurance that the current or future exploration programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves at the Lac des Iles Mine.

         THE CORPORATION DEPENDS ON A SINGLE MINE TO GENERATE REVENUES AND, IF MINING OPERATIONS ARE INTERRUPTED, THE CORPORATION'S BUSINESS WILL SUFFER.

         All of the Corporation's revenues are derived from its mining operations at the Lac des Iles Mine, which is the Corporation's only mine and the only place it has reserves. If there was an interruption in operations at the Lac des Iles Mine, or if the Corporation can no longer extract ore from this mine for any reason, the Corporation's business will suffer significantly. In addition, any adverse condition affecting mining conditions at the Lac des Iles Mine could be expected to have a material adverse effect on the Corporation's financial performance and results of operations until such time as the condition is remedied.

         THE CORPORATION DEPENDS ON THE PALLADIUM SALES CONTRACT TO REDUCE THE CORPORATION'S EXPOSURE TO FLUCTUATIONS OF THE PRICE OF PALLADIUM AND, IF THIS CONTRACT IS SUSPENDED OR TERMINATED, THE CORPORATION MAY NOT BE ABLE TO FIND OTHER PURCHASERS FOR ITS PALLADIUM ON SIMILAR TERMS.

         Pursuant to the Palladium Sales Contract with the Automotive Manufacturer, the Corporation has committed to sell all of the refined palladium it is entitled to receive from the smelters to the Automotive Manufacturer until June 30, 2005. The Palladium Sales Contract allows the Automotive Manufacturer to terminate the Palladium Sales Contract if the Corporation breaches a material term and it does not remedy the breach within ten business days of receiving notice of such breach. In addition, the contract contains "force majeure" provisions that allow the Automotive Manufacturer to suspend its obligations to purchase palladium upon the occurrence of certain events, such as acts of nature, that are beyond the control of the Automotive Manufacturer and that limit its ability to make such purchases. If the Palladium Sales Contract is suspended or terminated, the Corporation may not be able to find other purchasers for its palladium on similar terms, and the Corporation's business could suffer significantly.

         IF THE PALLADIUM SALES CONTRACT IS TERMINATED, THE CORPORATION WILL BE IN DEFAULT OF ITS CREDIT FACILITY.

         The Corporation will be in default of its Credit Facility if the Palladium Sales Contract is terminated. The Corporation may not have sufficient cash reserves to make these higher payments and will be required to incur further debt or raise capital in the markets by issuing additional shares, which could cause a decline in its share price and may involve substantial dilution.

         THE CORPORATION IS DEPENDENT ON THIRD PARTIES FOR SMELTING AND REFINING ITS PALLADIUM AND IF THEY ARE UNABLE TO ACCOMMODATE THE CORPORATION'S SMELTING AND REFINING REQUIREMENTS OR THE EXISTING CONTRACTS ARE TERMINATED OR NOT RENEWED THE CORPORATION'S ABILITY TO GENERATE REVENUES COULD BE HARMED.

         The Corporation has smelter agreements with Inco and Falconbridge which provide for the smelting and refining of the principal metals contained in the concentrates produced at Lac des Iles Mine. The existing agreements with Inco and Falconbridge end on August 31, 2005 and March 31, 2006, respectively and do not provide for automatic renewal or additional terms at the expiry of the initial term. The agreement with Inco can be terminated by either party on 12 months' notice. The agreement with Falconbridge can be terminated in certain circumstances, such as default of performance. The inability to renew one or both of these agreements under similar terms or the termination of either of the agreements could be expected to have a material adverse affect on the Corporation's financial performance and results of operations until such time as alternative smelting and refining arrangements can be made or alternative purchasers of the Corporation's concentrates can be found.

         THE CORPORATION'S VULNERABILITY TO CHANGES IN METAL PRICES MAY CAUSE THE SHARE PRICE TO BE VOLATILE.

         The Corporation's primary source of revenue is the sale of palladium. Historically, changes in the market price of palladium have significantly impacted the Corporation's profitability and share price. Notwithstanding the Palladium Sales Contract, market prices will continue to significantly impact profitability and may cause wide fluctuations in the market price for the Corporation's shares. Many factors beyond the Corporation's control influence the market price of palladium. These factors include: global supply and demand; speculative activities; international political and economic conditions; and production levels and costs in other platinum group metal-producing countries, particularly Russia and South Africa.

         Economic and political events in Russia could result in declining market prices. If Russia disposes of substantial amounts of palladium, platinum, rhodium, ruthenium, osmium and iridium, which are referred to as platinum group metals, from stockpiles or otherwise, the increased supply could reduce the market prices of palladium and platinum and adversely affect the Corporation's profitability and share price. Political instability in Russia and its economic problems make Russian stockpiles difficult to predict and the risk of sales from stockpiles more significant.

         IN CERTAIN CIRCUMSTANCES THE PALLADIUM SALES CONTRACT MAY LIMIT THE CORPORATION'S ABILITY TO GENERATE REVENUES.

         Future revenues from production of palladium will be governed by the Palladium Sales Contract. The prices the Corporation receives under that contract are based on a specified discount from the average monthly London Metal Exchange prices, subject to a maximum price of US$550 per ounce for 50% of the production delivered each month. Therefore, if the price of palladium rises above US$550, with respect to half of the production the Corporation will not be able to charge a price that reflects market value. In such event, the Corporation's ability to generate revenues will be limited by the Palladium Sales Contract.

         THE CORPORATION MAY NOT BE PROFITABLE IN THE FUTURE.

         The Corporation's future profitability will be dependent upon a number of factors relating to the palladium market and the success of the expanded operation, including many factors beyond its control. The Corporation cannot provide assurance that the Corporation will be able to achieve or sustain profitability.

         THE CORPORATION IS SUBJECT TO EXTENSIVE ENVIRONMENTAL LEGISLATION AND THE COSTS OF COMPLYING WITH THESE REGULATIONS MAY BE SIGNIFICANT.

         Environmental legislation relating to land, air and water affects nearly all aspects of the Corporation's operations. This legislation requires the Corporation to obtain various operating licenses and also imposes standards and controls on activities relating to the exploration, development and production of palladium and associated metals.

         The Corporation will be responsible for all costs of closure and reclamation at the Lac des Iles Mine. Under applicable environmental legislation, the Corporation had to establish a trust fund to prepare for closure and reclamation. The current amended mine closure plan requires $7.8 million for clean-up and restoration of the mine site. The trust fund, maintained by the Ontario Ministry of Northern Development and Mines, is designed to collect $7.8 million through instalments of $100,000 per month. The money in the trust fund will become available to the Corporation when the mine closure is completed. At March 31, 2003, there was approximately $3.8 million on deposit in the trust fund. The actual amount needed for the closure of the Lac des Iles Mine may be materially more than the original estimate. Recent changes in the Province of Ontario mining regulations may require the Corporation to provide a letter of credit or other financial instrument as security for the closure of the Lac des Iles Mine.

         CHANGES IN ENVIRONMENTAL LEGISLATION COULD INCREASE THE COSTS OF COMPLYING WITH APPLICABLE REGULATIONS AND REDUCE LEVELS OF PRODUCTION.

         Changes in environmental laws, new information on existing environmental conditions or other events may increase future compliance expenditures or otherwise have a negative effect on the Corporation's financial condition and results of operations. In addition to existing requirements, it is expected that other environmental regulations will likely be implemented in the future with the objective of further protecting human health and the environment. Some of the issues currently under review by environmental agencies include reducing or stabilizing air emissions, mine reclamation and restoration, and water quality. Other changes in environmental legislation could have a negative effect on production levels, product demand, product quality and methods of production and distribution. The complexity and breadth of these issues make it difficult for the Corporation to predict their impact. The Corporation anticipates capital expenditures and operating expenses will increase as a result of compliance with the introduction of new and more stringent environmental regulations. Failure to comply with environmental legislation may result in the issuance of clean up orders, imposition of penalties, liability for related damages and the loss of operating permits. The Corporation cannot make assurances that it will at all future times be in compliance with all federal and provincial environmental regulations or that steps to bring the Corporation into compliance would not have a negative effect on its financial condition and results of operations.

         COMPLIANCE WITH CURRENT AND FUTURE GOVERNMENT REGULATIONS MAY CAUSE THE CORPORATION TO INCUR SIGNIFICANT COSTS AND SLOW ITS GROWTH.

         The Corporation's activities are subject to extensive federal and provincial laws and regulations governing matters relating to mine safety, occupational health, labor standards, prospecting, exploration, production, exports and taxes. Compliance with these and other laws and regulations could require the Corporation to make significant capital outlays which may slow its growth by diverting its resources. The enactment of new adverse regulations or regulatory requirements may increase costs, which could have a harmful effect on the Corporation. The Corporation cannot make assurances that it will be able to adapt to these regulatory developments on a timely or cost effective basis.

         THE CORPORATION FACES COMPETITION WITH OTHER LARGER SUPPLIERS OF PLATINUM GROUP METALS AND FROM POTENTIAL NEW SOURCES OF PLATINUM GROUP METALS.

         The Corporation competes with other suppliers of platinum group metals, some of which are significantly larger than it is and have access to greater mineral reserves and financial resources than it does. In addition, new mines may open over the next several years which would increase supply of palladium and platinum. Furthermore, in certain industrialized countries an industry has developed for the recovery of platinum group metals from scrap sources, mostly from spent automobile and industrial catalysts. The Corporation may not be successful in competing with these existing and emerging platinum group metal producers.

         THE DEVELOPMENT OF NEW TECHNOLOGY OR NEW ALLOYS COULD REDUCE THE DEMAND FOR PALLADIUM AND PLATINUM.

         The development of a substitute alloy or synthetic material which has catalytic characteristics similar to platinum group metals would result in a decrease in demand for palladium and platinum. Furthermore the development by the automobile industry of automobiles that do not use catalytic converters could reduce the demand for palladium and platinum. Demand might also be reduced by manufacturers in such industries as automobiles, electronics and dentistry finding substitutes for palladium. The dentistry and electronics industries have already experienced advances in new technology which use base metals as a substitute for palladium in certain component parts. High prices for palladium would create an incentive for the development of substitutes. Any such developments could have a material adverse effect on the Corporation's financial condition and results of operations. Although the Corporation is unaware of any such alloy, material or technology, the Corporation cannot make assurances that one or more will not be developed in the future.

         IF THE CORPORATION LOSES KEY PERSONNEL OR IS UNABLE TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL, THE CORPORATION'S MINING OPERATIONS AND PROSPECTS COULD BE HARMED.

         The Corporation is dependent upon the services of a small number of members of senior management. The Corporation's mining operations and future prospects depends on the experience and knowledge of these individuals. The loss of one or more of these individuals could have a material adverse affect on the Corporation's mining operations.

         THE MINING LEASES CONSTITUTING THE LAC DES ILES MINE EXPIRE IN 2006 AND MAY NOT BE RENEWED.

         The Lac des Iles Mine consists of four mining leases from the Government of Ontario. The mining leases are dated August 16, 1985 and have a 21 year term, which is the term of all mining leases granted by the Government of Ontario. These leases expire on August 31, 2006 and are renewable for a further term of 21 years if the terms and conditions of the leases have been complied with. While the Corporation has no reason to believe that the Government of Ontario will not renew the leases, it is under no obligation to do so. If the leases expire and are not renewed, the Corporation will not be able to continue its mining operations.

         THE CREDIT FACILITY HAS EVENTS OF DEFAULT, SOME OF WHICH ARE BEYOND THE CORPORATION'S CONTROL.

         The Corporation has borrowed funds under the Credit Facility to help finance the expansion project. The Credit Facility contains certain events of default, including the death of George B. Kaiser, the principal shareholder of Kaiser-Francis, upon the occurrence of which, the Corporation could be required to pay back immediately all amounts borrowed under the Credit Facility. If the Corporation is required to pay back immediately all amounts borrowed, it may be necessary to obtain financing which may not be available on terms acceptable to the Corporation or on any terms.

         PRINCIPAL SHAREHOLDER

         The principal shareholder has the ability to direct affairs and business of the Corporation and, because it owns so many of the Corporation's common shares, third parties may be deterred from acquiring the Corporation.

         The Corporation understands that its principal shareholder, Kaiser-Francis, a privately-held oil and gas company based in Tulsa, Oklahoma, owned 26,080,319 common shares, representing approximately 51.4 % of the total number of common shares outstanding as of May 19, 2003. Kaiser-Francis has the ability to direct the affairs and business of the Corporation. This concentration of ownership may have the effect of delaying or preventing a change in control of the Corporation.

         THE PRINCIPAL SHAREHOLDER MAY SELL ITS COMMON SHARES WHICH COULD CAUSE THE SHARE PRICE TO DECLINE.

         Although the common shares owned by Kaiser-Francis are subject to legal restrictions on resale in Canada and the United States, they may be sold pursuant to an exemption from the registration or prospectus requirements of U.S. and Canadian securities legislation. They may also be resold either in Canada or the United States pursuant to a prospectus or registration statement filed in accordance with applicable securities laws. If Kaiser-Francis sells a substantial number of its shares, the share price could decline.

         THE CORPORATION IS CURRENTLY RESTRICTED FROM PAYING DIVIDENDS ON ITS COMMON SHARES AND THE CORPORATION DOES NOT PLAN TO PAY DIVIDENDS ON THE COMMON SHARES IN THE NEAR FUTURE.

         The Corporation has never declared or paid any dividends on the Common Shares and does not anticipate paying dividends in the near future. Moreover, the Corporation's ability to pay dividends on the common shares is restricted by the terms of the Credit Facility and its credit facility with Kaiser-Francis.

         THE BOARD OF DIRECTORS MAY ISSUE, WITHOUT SHAREHOLDERS' APPROVAL, AN UNLIMITED NUMBER OF SPECIAL SHARES THAT HAVE RIGHTS AND PREFERENCES SUPERIOR TO THOSE OF THE COMMON SHARES. SUCH AN ISSUANCE MAY DELAY OR PREVENT A CHANGE OF CONTROL.

         The Corporation's articles of incorporation allow the issuance of an unlimited number of special shares in one or more series. There are no special shares issued and outstanding. However, the board of directors may set the rights and preferences of any series of special shares in its sole discretion without shareholders' approval. The rights and preferences of those special shares may be superior to those of the Common Shares. Accordingly, the issuance of special shares may adversely affect the rights of holders of Common Shares and could have the effect of delaying or preventing a change of control.

         SINCE THE CORPORATION'S REVENUES ARE IN UNITED STATES DOLLARS AND EXPENDITURES ARE IN CANADIAN DOLLARS, THE CORPORATION IS SUBJECT TO FLUCTUATIONS IN EXCHANGE RATES BETWEEN THE UNITED STATES AND CANADIAN DOLLARS.

         Currency fluctuations may affect cash flow since the Corporation's production currently is sold, and under the Palladium Sales Contract will continue to be sold, in United States dollars, whereas the Corporation's administration, operating and exploration costs are incurred in Canadian dollars.

Significant long term fluctuations in relative currency values could adversely affect the Corporation's results of operations. In particular, the Corporation may be adversely affected by a significant strengthening of the Canadian dollar against the United States dollar. The Corporation does not generally hedge the risk of foreign exchange exposures.

         IF THE FORWARD-LOOKING STATEMENTS IN THIS AIF ARE INCORRECT, THE CORPORATIONS RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS.

         Some of the statements contained in this AIF are forward-looking statements, such as estimates and statements that describe the Corporation's future plans, objectives and goals, including words to the effect that the Corporation or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of the Corporation's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and price for the metals and minerals the Corporation produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Corporation operates, technological and operational difficulties encountered in connection with the Corporation's mining activities, labour relations matters and costs and other matters discussed herein. The Corporation disclaims any obligation to update forward-looking statements.

Other Information

         The Corporation will provide to any person, upon a request to the Secretary of the Corporation, the following information:

         (a) When the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, which has been filed in respect of a proposed distribution of securities:

                  (i) one copy of the latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

                  (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

                  (iii) one copy of the proxy circular of the Corporation in respect of its most recent annual meeting of shareholders which involved the election of directors; and

                  (iv) one copy of any other documents that are incorporated by reference into the AIF and are not required to be provided under paragraphs (i) to (iii) above; or

         (b) At any other time, one copy of any other documents referred to in paragraphs (a)(i), (ii) and (iii) above, provided that the Corporation may require payment of a reasonable charge if the request is made by a person or company that is not a security holder of the Corporation.

         Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and options to purchase securities is contained in the Corporation's Management Information Circular and Proxy Statement dated April 9, 2003. As well, additional financial information is provided in the Corporation's 2002 Annual Report.

                                GLOSSARY OF TERMS

The following is a glossary of certain terms used in this document.

"BALL MILL" means a rotary grinding mill which uses metal balls to reduce ore to a fine particle size.

"BRECCIA" means a textural description of a rock which is composed of angular rock fragments.

"CATALYST" is a substance which, when present in small amounts, modifies the rate or efficiency of a chemical reaction of other substances without being consumed in the process.

"CATALYTIC CONVERTER" means a pollution control device, fitted to the exhaust systems of vehicles powered by internal combustion engines. This device contains platinum, palladium and sometimes rhodium, which assist in the conversion (oxidation) of carbon monoxide and hydrocarbons into carbon dioxide and water.

"CONCENTRATE" means a product containing the valuable metal and from which most of the waste material in the ore has been removed.

"CONCENTRATOR OR PROCESS PLANT" means a plant or facility which processes ore brought from the mine and removes most of the valuable mineral or metal from the ore and discards most of the barren portion of the ore as tailings.

"CUT-OFF GRADE" is determined by the following formula parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, process and refining recovery rates and PGMs prices.

"COMMON SHARES" means the common shares of North American Palladium Ltd.

"CORPORATION" means North American Palladium Ltd.

"DIAMOND DRILL HOLES" means rotary drilling using diamond impregnated bits to produce a solid continuous core sample of the underlying rock.

"FEASIBILITY STUDY" means a program to establish whether a mineral deposit can be successfully mined considering technical and economic parameters.

"FLOTATION CIRCUIT" means a series of flotation tanks or cells which recover metal by means of floatation. Floatation is a milling process by which some mineral particles are induced to float and others to sink. The valuable minerals are thereby concentrated and separated from the worthless waste.

"GABBRO" means a dark, course-grained intrusive rock usually composed of angular rock fragments.

"GABBRONORITE" means a type of gabbro which contains the mafic minerals clinopyroxene (Ca-Mg rich silicate) and orthopyroxene (Mg-rich silicate).

"GRADE" means a particular quantity of ore or mineral relative to other constituents, in a specified quantity of rock.

"HEAD GRADE" means the quantity of valuable mineral or metal contained in each ton of ore delivered to the concentrator.

"INDICATED MINERAL RESOURCE" means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. See "Note to U.S. Shareholders".

"INFERRED MINERAL RESOURCE" means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. See "Note to U.S. Shareholders".

"INTRUSION/INTRUSIVE" means a mass of igneous rock that was injected and solidified within the earth's crust.

"IRIDIUM" means hard, brittle, silver-white platinum group metal used for pen tips, jewelery, resistance wiring, electronic contacts and electrodes.

"MAFIC ROCKS" means rocks composed of 40 to 90% mafic minerals. (PGM deposits are usually hosted in mafic and untramafic intrusive rocks).

"MEASURED MINERAL RESOURCE" means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. See "Note to U.S. Shareholders".

"MINERAL RESERVE" means the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. See "Note to U.S. Shareholders".

"MINERAL RESOURCE" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. See "Note to U.S. Shareholders".

"MINERALIZATION" means the concentration of metals and their chemical compounds within a body of rock.

"NET SMELTER RETURN ROYALTY" means a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.

"OPEN PIT" means a mine worked at the surface.

"ORE" means a mixture of valuable and worthless minerals from which at least one of the minerals can be mined and processed at an economic profit.

"OSMIUM" means a rare, hard white metal.

"OUNCE" or "oz." is a unit of weight measure. In the precious metals industry a troy ounce is equal to one-twelfth part of a pound or 31.103 grams.

"OVERBURDEN" means unconsolidated material that overlies a mineral deposit and must be removed prior to mining.

"PALLADIUM" means a white, ductile, malleable precious metal that does not tarnish at normal temperatures. Wide applications range from electronics, dentistry, jewelry and automotive catalytic converters.

"PGMS" means "Platinum Group Metals". Platinum Group Metals include platinum, palladium, rhodium, ruthenium, osmium and iridium. All PGMs have catalytic qualities and resist corrosion and are chemically inert over a wide range of temperatures.

"PLUNGE" means the inclination of a geological structure, especially a fold axis, measured by its departure from the horizon also known as pitch or rake.

"PROBABLE MINERAL RESERVE" means the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. See "Note to U.S. Shareholders".

"PROFESSIONAL ASSOCIATION", for the purposes of the definition of a Qualified Person below, means a self-regulatory organization of engineers, geoscientists or both engineers and geoscientists that

         (a)      has been given authority or recognition by statute;

         (b) admits members primarily on the basis of their academic qualifications and experience;

         (c) requires compliance with the professional standards of competence and ethics established by the organization; and

         (d) has disciplinary powers, including the power to suspend or expel a member.

"PROVEN MINERAL RESERVE" means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. See "Note to U.S. Shareholders".

"PYROXENITE" means an ultramafic rock which predominantly contains the mafic mineral pyroxene (Mg-rich silicate).

"QUALIFIED PERSON" means an individual who

         (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

         (b) has experience relevant to the subject matter of the mineral project and the technical report; and

         (c)      is a member in good standing of a professional association.

"RHODIUM" means a silver-white metal of the platinum family resistant to tarnishing and used as an electrode posit, or alloyed with platinum to manufacture thermocouples.

"SAG MILL" means a semi-autogenous grinding mill. A SAG mill is one in which steel balls are added to the mill charge to supplement the grinding capabilities of the larger pieces of ore.

"STRIP RATIO" means the ratio of units of waste material required to be removed to facilitate the mining of one unit of economic material.

"TAILINGS" means that portion of the ore which remains after the valuable minerals have been extracted.

"TAILINGS IMPOUNDMENT" means a containment area constructed to hold tailings.

"TON" means a short ton, equivalent to 2,000 pounds.

"TONNE" means a metric measure consisting of 2,204.6 pounds or 1,000 kilograms.

"TOTAL CASH COSTS" means all cash costs incurred and expensed at the minesite, plus treatment charges, shipping and marketing costs, net of by-product credits.

"ULTRAMAFIC" means rocks composed of greater than 90% mafic minerals. (PGM deposits are usually hosted in mafic and ultramafic intrusive rocks.)

"WASTE" means barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

                                                                  DOCUMENT NO. 2

MANAGEMENT'S RESPONSIBILITY FOR
FINANCIAL STATEMENTS

     The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgments. When alternative methods exist, management has chosen those it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

     The Company maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that the Company's assets are appropriately accounted for and adequately safeguarded and that the financial information is relevant and reliable.

     The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management's discussion and analysis. The Board carries out this responsibility principally through its Audit Committee.

     The Audit Committee is appointed by the Board and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management's discussion and analysis, the external auditors' report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board for its consideration when approving the consolidated financial statements for issuance to the shareholders. Ernst & Young LLP, the external auditors, have full and free access to the Audit Committee.

     Toronto, Canada March
     26, 2003


     MICHAEL P. AMSDEN                    GEORGE D. FAUGHT
     Chairman and Acting                  Vice President Finance, Chief
     Executive Officer                    and Chief Financial Officer

--------------------------------------------------------------------------------
     AUDITORS' REPORT


TO THE SHAREHOLDERS OF NORTH AMERICAN PALLADIUM LTD.

     We have audited the consolidated balance sheets of North American Palladium Ltd. as at December 31, 2002 and 2001 and the consolidated statements of earnings and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

                                                        /s/ Ernst & Young LLP

Toronto, Canada,                                        Chartered Accountants
February 21, 2003

North American Palladium Ltd.
CONSOLIDATED BALANCE SHEETS
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS)
                                                                                              DECEMBER 31
                                                                                          2002           2001
-------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                      $        11,536      $   1,775
Short-term investments                                                                   5,127          4,999
Concentrate awaiting settlement, net - NOTE 4                                           85,312         82,534
Inventories - NOTE 5                                                                     7,414          4,326
Crushed and broken ore stockpiles                                                        9,157         11,666
Future tax asset - NOTE 16                                                               4,868         10,830
Accounts receivable and other assets                                                     1,683          2,626
-------------------------------------------------------------------------------------------------------------
                                                                                       125,097        118,756

Mining interests, net - NOTE 6                                                         260,985        272,831
Mine closure deposit - NOTE 7                                                            3,470          2,232
Deferred financing costs                                                                 2,080          2,870
Crushed and broken ore stockpiles                                                        7,983          7,277
Future tax asset - NOTE 16                                                              11,218         13,800
-------------------------------------------------------------------------------------------------------------
                                                                               $       410,833      $ 417,766
-------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                       $        14,813      $  17,255
Taxes payable                                                                            1,940          3,539
Current portion of obligations under capital leases - NOTE 8                             1,127          1,003
Current portion of project term loan - NOTE 9                                           51,083         33,620
-------------------------------------------------------------------------------------------------------------
                                                                                        68,963         55,417

Provision for mine closure costs - NOTE 7                                                1,554          1,020
Obligations under capital leases - NOTE 8                                                1,024          1,053
Project term loan - NOTE 9                                                              51,083        103,100
Kaiser-Francis credit facility - NOTE 10                                                18,163          7,964
Future tax liability - NOTE 16                                                           9,600          5,100
-------------------------------------------------------------------------------------------------------------
                                                                                       150,387        173,654
-------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock - NOTE 12                                                                311,983        310,784
Deficit                                                                                (51,537)       (66,672)
-------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                             260,446        244,112
-------------------------------------------------------------------------------------------------------------
                                                                               $       410,833      $ 417,766
-------------------------------------------------------------------------------------------------------------

Commitments - NOTE 13
Contingencies - NOTE 15

SEE ACCOMPANYING NOTES

        On Behalf of the Board:

        /s/ Michael P. Amsden               /s/ Greg Van Staveren
        MICHAEL P. AMSDEN                   GREG VAN STAVEREN
        Director                            Director


North American Palladium Ltd.
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                            YEAR ENDED DECEMBER 31
                                                                    2002              2001              2000
------------------------------------------------------------------------------------------------------------
REVENUE FROM METAL SALES - NOTE 14                          $    176,773      $    121,496      $    109,495
Deduct: smelter treatment, refining and freight costs            (16,909)          (11,140)           (7,571)
------------------------------------------------------------------------------------------------------------
Net revenue from mining operations                               159,864           110,356           101,924
------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Production costs including overhead                              100,599            66,405            22,512
Amortization                                                      20,190            11,515             8,147
Administrative expenses                                            4,212             4,112             2,589
Provision for mine closure costs                                     534               315               125
Write-down of mining interests - NOTE 6(D)                             -             4,636             4,965
------------------------------------------------------------------------------------------------------------
Total operating expenses                                         125,535            86,983            38,338
------------------------------------------------------------------------------------------------------------
INCOME FROM MINING OPERATIONS                                     34,329            23,373            63,586
------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSES)
Interest income                                                      663             1,560             1,078
Loss on disposal of capital assets                                   (99)              (14)             (304)
Interest                                                            (433)             (226)           (1,147)
Interest on long-term debt - NOTES 9 AND 10                       (5,405)           (3,406)           (9,167)
Exploration expense - NOTE 3                                        (850)             (927)              -
Foreign exchange gain (loss)                                         792            (6,765)           (6,417)
------------------------------------------------------------------------------------------------------------
Total other income (expenses)                                     (5,332)           (9,778)          (15,957)
------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                        28,997            13,595            47,629
Provision for (recovery of) income taxes - NOTE 16                13,862             6,085           (13,914)
------------------------------------------------------------------------------------------------------------
NET INCOME FOR THE YEAR                                           15,135             7,510            61,543

Deficit, beginning of year                                       (66,672)          (68,815)         (130,358)
Adjustment for change in accounting policy - NOTE 3                    -            (5,367)                -
------------------------------------------------------------------------------------------------------------
Deficit, end of year                                        $    (51,537)     $    (66,672)     $    (68,815)
------------------------------------------------------------------------------------------------------------

Net income per share                                        $       0.30      $       0.15      $       2.80
------------------------------------------------------------------------------------------------------------
Diluted net income per share                                $       0.30      $       0.15      $       2.00
------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding - basic         50,544,634        50,375,690        20,425,466
------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding - diluted       50,593,508        50,543,134        30,761,072
------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES


North American Palladium Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS)

                                                               YEAR ENDED DECEMBER 31
                                                          2002           2001           2000
--------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
OPERATIONS
Net income for the year                           $     15,135      $   7,510      $  61,543
Operating items not involving cash
Future income tax expense (recovery)                    13,046          4,428        (15,015)
Amortization of mining interests                        20,190         11,515          8,147
Accrued interest on mine closure deposit                   (38)          (102)             -
Foreign exchange loss (gain)                            (1,494)         6,037          5,401
Loss on disposal of capital assets                          99             14            304
Provision for mine closure costs                           534            315            118
Write-down of mining interests                               -          4,636          4,965
Foreign exchange loss on interest payable                    -              -            331
--------------------------------------------------------------------------------------------
                                                        47,472         34,353         65,794

Changes in non-cash working capital - NOTE 17(A)        (5,369)       (31,410)       (25,999)
--------------------------------------------------------------------------------------------
                                                        42,103          2,943         39,795
--------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Mine closure deposit                                    (1,200)        (1,100)          (600)
Obligations under capital leases                        (1,419)        (1,043)          (868)
Notes payable - Kaiser-Francis Oil Company              10,372          7,819       (125,462)
Repayment of project term loan                         (33,233)        (6,724)             -
Issuance of common shares                                1,199          1,950        222,538
Advances on palladium settlements                            -              -        (15,946)
Deferred financing costs                                     -           (276)        (2,989)
Increase in project term loan                                -         78,513         59,039
--------------------------------------------------------------------------------------------
                                                       (24,281)        79,139        135,712
--------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Short-term investments                                    (128)        35,453        (40,452)
Additions to plant and equipment                        (5,579)      (116,704)      (120,398)
Mining claims, exploration and development costs        (2,867)        (3,590)       (10,539)
Proceeds on disposal of plant and equipment                513             31            228
--------------------------------------------------------------------------------------------
                                                        (8,061)       (84,810)      (171,161)
--------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents         9,761         (2,728)         4,346
Cash and cash equivalents, beginning of year             1,775          4,503            157
--------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year            $     11,536      $   1,775      $   4,503
--------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

North American Palladium Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS)


1.   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     North American Palladium Ltd. ("NAP" or "the Company") is a Canadian company in the business of exploring and mining Platinum Group Metals ("PGMs") and certain base metals. Its principal asset is the Lac des Iles mine located in the Thunder Bay District in Ontario. The Company operates in one geographical area, Canada, and in one operating segment, mining.

     The Company's financial position and operating results are directly affected by the market price of the PGMs in relation to the Company's production costs. The prices of PGMs and base metals (palladium, platinum, gold, copper and nickel) fluctuate widely and are affected by numerous factors beyond the Company's control. The Company is under long-term contracts with two smelting firms for the sale of its concentrates. During 2000 the Company entered into a long-term palladium sales agreement with a major automotive manufacturer to hedge the sale of all of its palladium production (NOTE 13(A)).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, except as discussed in note 18, conform in all material respects with United States generally accepted accounting principles. The more significant accounting policies are summarized as follows:

     BASIS OF CONSOLIDATION

     These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Lac des Iles Mines Ltd. ("LDI").

     REVENUE AND CONCENTRATE AWAITING SETTLEMENT

     Revenue is recognized net of royalties upon the delivery of concentrate to the third-party smelter. Concentrate awaiting settlement at the smelter is recorded at net realizable value less estimated smelting, refining and transportation costs. Final prices for concentrate awaiting settlement are determined up to six months after delivery to the smelter. Revaluations of net realizable value are included in revenue at each reporting period and are adjusted for the effects of the sales contracts with the smelters and hedging instruments.

     Although the Company sold its metals during 2002 to a limited number of customers, the Company is not economically dependent upon them as there are other markets throughout the world for the Company's metals.

     DERIVATIVE FINANCIAL INSTRUMENTS

     The Company enters into forward commodity sales contracts from time to time to hedge the effect of changes in the prices of palladium and platinum on the Company's revenues (NOTES 13(A), (B) AND (D)).

     From time to time the Company enters into foreign exchange forward sales contracts to manage the effect of fluctuations in the value of committed U.S. dollar denominated revenues (NOTE 13(E)). For those forward exchange contracts designated by the Company as hedges, the gain or loss on settlement is recognized in the same period as the hedged transaction. Those foreign exchange forward sales contracts not designated by the Company as hedges are marked to market as at the balance sheet date and the resultant gains or losses are included in earnings for the period.

     The Company uses electricity swap contracts to hedge the effects of price fluctuations in its electricity purchase requirements in Ontario (NOTE 13(F)). The net swap settlements are recognized in the same period as the hedge transaction.

     CONCENTRATE, CRUSHED AND BROKEN ORE STOCKPILES AND SUPPLIES INVENTORIES

     Concentrate and crushed and broken ore stockpiles are valued at the lower of average production cost and net realizable value. The amount of stockpiled ore that is not expected to be processed by December 31, 2003 is shown as a long-term asset. Supplies inventory is valued at the lower of average direct acquisition cost and replacement cost.

     MINING INTERESTS

     Plant and equipment are recorded at cost with amortization generally provided either on the unit-of-production method over the proven and probable reserves to which they relate or on the straight-line method over their estimated useful lives of seven years.

     The Company leases certain equipment under capital leases. These leases are capitalized based on the lower of fair market value and the present value of future minimum lease payments. The corresponding liabilities are recorded as obligations under capital leases. This equipment is being amortized on the same basis as described above.

     Mining leases and claims and royalty interests are recorded at cost and are amortized on the unit-of-production method over the proven and probable reserves.

     Exploration and development costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, future development and exploration expenditures are capitalized. Determination as to reserve potential is based on the results of feasibility studies, which indicate whether production from a property is economically feasible. Initial feasibility studies are optimized once drilling has confirmed the shape, grades and continuity of the mineralization. Upon commencement of the commercial production of a development project these costs are amortized using the unit-of-production method over the proven and probable reserves. Deferred expenditures, net of salvage values, relating to a property that is abandoned or considered uneconomic for the foreseeable future are written off.

     Mining interests are amortized over their anticipated economic lives. Each year, the Company reviews mining plans for the remaining life of each property. Significant changes in the mine plan can occur as a result of mining experience, new discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology and other factors. Based on year-end ore reserves and the current mine plan, the Company reviews annually its accounting estimates and makes adjustments accordingly.

     The Company reviews the carrying value of all assets by comparing the net book value with the estimated undiscounted future cash flow from the related assets. Changes in significant assumptions underlying future cash flow estimates may have a material effect on future carrying values and operating results.

     PROVISION FOR MINE CLOSURE COSTS

     Estimated mine closure costs are based primarily on environmental and regulatory requirements and are accrued on an undiscounted basis as a cost of production, when reasonably determinable, on a unit-of-production method over the proven and probable reserves. The estimated site reclamation and closure costs may change materially based on future changes in operations, regulatory requirements and the costs of reclamation and closure activities.

     STOCK-BASED COMPENSATION PLAN

     The Company has a stock-based compensation plan which is described in note 12(B). Effective January 1, 2002, the Company adopted the recommendations issued by The Canadian Institute of Chartered Accountants ("CICA") dealing with stock-based compensation. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact these financial statements. The Company has elected not to recognize compensation expense when stock options are issued to employees; however, pro forma disclosure of the net income and earnings per share is provided as if these awards were accounted for using the fair value method as set out in note 12(B). Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

     TRANSLATION OF FOREIGN CURRENCY

     Transactions recorded in United States dollars have been translated into Canadian dollars as follows:

     1. Monetary items at the rate prevailing at the consolidated balance sheet dates;
     2.   Non-monetary items at the historical exchange rate; and
     3. Revenue and expenses at the average rate in effect during the applicable accounting period.

     All resulting foreign exchange gains and losses are recorded in the consolidated statements of earnings and deficit.

     INCOME TAXES

     The Company follows the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of three months or less and are stated at cost. Cash and cash equivalents at December 31, 2002 include cash equivalents of $4,738 (2001 - nil).

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of all financial instruments on the balance sheet approximate fair value due to their short-term maturities or variable interest rates.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and that also affect the reported amounts of revenues and expenses during the reported year. Actual results could differ from those estimates.

3.  CHANGE IN ACCOUNTING POLICY

     The CICA issued Accounting Guideline No. 11, which covers certain of the Company's exploration activities. In the past the Company had capitalized certain exploration costs on the Lac des Iles property that were not covered by feasibility studies, whereas under the new guideline the Company would be required to expense these amounts in the period incurred. Effective January 1, 2001 the Company adopted these new recommendations on a retroactive basis, but has not restated prior period comparative financial statements. The impact as at January 1, 2001 of the adoption of these new recommendations was to reduce mining interests by $8,788, increase future tax asset by $3,421 and increase deficit by $5,367.

4.      CONCENTRATE AWAITING SETTLEMENT

        Concentrate awaiting settlement is comprised of:
                                                                    2002         2001
       --------------------------------------------------------------------------------
        Concentrate awaiting settlement, gross             $        92,533   $   88,769
        Refining and smelting charges                               (7,221)      (6,235)
       --------------------------------------------------------------------------------
        Concentrate awaiting settlement, net               $        85,312   $   82,534
                                                           ============================

     The gross value of concentrate awaiting settlement represents the value of all PGMs and base metals from production shipped to and received by the third-party smelters between July and December 2002, including 93,619 ounces of palladium (2001 - between July and December 2001, including 78,445 ounces of palladium).

     All of the concentrate awaiting settlement is from two domestic customers at December 31, 2002 (2001 - two domestic customers). No reserves for doubtful accounts have been established. In the opinion of management, full realization will occur on all such receivables.

5.      INVENTORIES

        Inventories consist of the following:
                                                                     2002         2001
        ------------------------------------------------------------------------------
        Concentrate                                           $       670    $     499
        Supplies                                                    6,744        3,827
        ------------------------------------------------------------------------------
                                                              $     7,414    $   4,326
                                                              ========================

6.      MINING INTERESTS

        (A) Mining interests are comprised of the following:
                                                                     2002         2001
        ------------------------------------------------------------------------------
        Plant and equipment, at cost                          $   306,916    $ 303,806
        Accumulated amortization                                   81,319       64,680
        ------------------------------------------------------------------------------
                                                                  225,597      239,126
        ------------------------------------------------------------------------------

        Equipment under capital lease, at cost                      3,299        4,559
        Accumulated amortization                                      311        2,255
        ------------------------------------------------------------------------------
                                                                    2,988        2,304
        ------------------------------------------------------------------------------

        Mining leases and claims, royalty interest,
        exploration and
        development, at cost                                       81,357       78,490
        Accumulated amortization                                   48,957       47,089
        ------------------------------------------------------------------------------
                                                                   32,400       31,401
        ------------------------------------------------------------------------------
        Mining interests, net                                 $   260,985    $ 272,831
                                                              ========================

        (B) Amortization expense is comprised of:
                                                                    2002         2001          2000
        -------------------------------------------------------------------------------------------
        Amortization of capital assets (including plant and
        equipment,
        equipment under capital lease)                        $     17,532   $   10,268   $   5,817
        Mining leases and claims, royalty interest,
        exploration and
        development costs                                            1,868          852       2,330
        Amortization of deferred financing costs                       790          395           -
        -------------------------------------------------------------------------------------------
                                                              $     20,190   $   11,515   $   8,147
                                                              =====================================

(C) During 2002, the Company capitalized interest of nil (2001 - $3,190; 2000 - $1,829).

(D) During 2001 and 2000, the Company recorded write-downs of $4,636 and $4,965 respectively pertaining to plant and equipment which were removed from service with the commissioning of the new mill.

7.   MINE CLOSURE PLAN

     The Company, in conjunction with the Ontario Ministry of Northern Development and Mines (the "Ministry"), has established a trust fund (the "Fund") pursuant to the Company's mine closure plan. The mine closure plan calls for a total amount of $7,800 to be accumulated in the Fund in order to allow for the eventual clean-up and restoration of the mine site.

     Commencing in February 2001, the Fund, controlled by the Ministry, will accumulate through monthly deposits of $100. At December 31, 2002, the Company had $3,470 (2001 - $2,232) on deposit with the Ministry including accrued interest of $140. The funds on deposit bear interest at current short-term deposit rates and will be returned to the Company once the mine closure is completed. During 2002, $534 was charged to the statement of earnings (2001 - $315; 2000 - $125) for future mine closure costs.

8.   LEASE OBLIGATIONS

     The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

                                                                      2002         2001
     ----------------------------------------------------------------------------------
     2002                                                   $            -   $    1,103
     2003                                                            1,226        1,081
     2004                                                              465            -
     2005                                                              613            -
     ----------------------------------------------------------------------------------
     Total minimum lease payments                                    2,304        2,184

     Amounts representing interest rates from 2.75% - 8.78%            153          128
     ----------------------------------------------------------------------------------
     Present value of minimum lease payments                $        2,151   $    2,056
     Less current portion                                   $        1,127   $    1,003
     ----------------------------------------------------------------------------------
     Long-term liabilities                                  $        1,024   $    1,053

9.   PROJECT TERM LOAN

     On June 27, 2000, the Company received a US$90,000 non-revolving term credit facility from a syndicate of three Canadian chartered banks; the credit facility was subsequently amended on July 11, 2002. The credit facility financed part of the capital costs, working capital and interest during construction of the expansion project. Amounts can be drawn in either Canadian or United States dollars, in each case based on several funding options. Outstanding loans will bear interest or stamping fees based upon banker's acceptances or LIBOR rates plus a margin of 1 3/4%.

     In return for granting the loan the lenders have a secured interest in all of the Company's existing and future assets. In addition, the syndicate received an assignment of all material agreements including the palladium sales contract (note 13(a)) and a pledge of the shares of LDI.

     Kaiser-Francis Oil Company ("Kaiser-Francis"), the majority shareholder of the Company, and its shareholders have guaranteed the Company's obligations under the credit facility in return for a fee of 0.5% per annum of amounts drawn under the loan facility. Amounts paid to Kaiser-Francis in connection with this guarantee were $605 (2001 - $531).

     Amounts drawn under the credit facility are required to be repaid in quarterly installments, the first installment having been made on December 31, 2001. The repayment installments are as follows: US$4,219 for the initial four installments, US$8,438 for the 5th through 8th payments, US$7,031 for the 9th through 12th payments, US$5,625 for the 13th and 14th payments. The final maturity date of the credit facility is March 31, 2005.

     The Company has the right to prepay any amount outstanding under the credit facility, without penalty, and in some circumstances may be required to make prepayments equal to the amount of insurance proceeds received in connection with a major loss or 66% of excess cash flow, which is defined as cash flow less payments of principal and interest and payments to the debt service reserve amount.

     The credit facility includes customary representations, warranties and covenants, including a covenant by the Company not to pay dividends or make any other payment to shareholders while the loan is outstanding. The credit facility also provides for customary events of default, including default of performance under a material agreement or debt, as well as if a party other than Kaiser-Francis acquires more than 40% of the Company, or upon the death of Mr. Kaiser.


10.  KAISER-FRANCIS CREDIT FACILITY

     On December 13, 2001, the Company entered into a US$20,000 non-revolving credit facility with Kaiser-Francis. The loan is being used to finance the Company's working capital requirements. The loan bears interest based upon the 30-day LIBOR rate plus 2.25%. The final maturity date of the loan is May 31, 2005. Amounts not drawn under the loan are subject to a standby fee payable quarterly at 0.125% per annum. The Company paid on closing a commitment fee of 0.75% of the total commitment (US$150). In connection with the loan, the Company has granted Kaiser-Francis security interests in all of the assets of the Company and a pledge of the LDI shares; the security interests and pledge of LDI shares are subordinated to the security interests of the project term loan syndicate. As at December 31, 2002, the outstanding loan was US$11,500.

     The loan agreement includes customary representations, warranties and covenants, including a covenant by the Company not to pay dividends or make any other payment to shareholders while the loan is outstanding. The loan agreement also provides for customary events of default.

11.  RELATED PARTY TRANSACTIONS AND COMMITMENTS

     In addition to the related party transactions with Kaiser-Francis disclosed in notes 9 and 10, the Company has completed the following related party transactions:

     (A) The notes and interest payable (US$89,207) owing to Kaiser-Francis were repaid on October 13, 2000 from the proceeds of the public equity issue. The term note bore interest, compounded monthly, at a rate equal to the greater of (a) Royal Bank of Canada's prime rate of interest plus 2% per annum and (b) Chase Manhattan Bank's prime rate of interest per annum in the United States. The average interest rate charged in 2000 was 9.23%. Interest expense on these obligations in 2000 totaled $9,167.

     (B) As consideration to Kaiser-Francis for its agreement to implement the capital restructuring related to the 2000 public equity offering, the Company paid $7,000 to Kaiser-Francis.

     (C) On January 1, 1999, the Company entered into a farm-in agreement with a mining company of which one of the Company's directors is an officer and director. Under the agreement, the Company earned the right to a 100% interest in six mining claims in the vicinity of the Lac des Iles property by making payments to the optionor totaling $260 and by conducting exploration work in the amount of $135 by December 31, 2000. The optionor retained a 2% net smelter royalty on the farm-in claim property.

     (D) During 2000, Kaiser-Francis provided a bridge loan facility to the Company at a rate of interest equal to the 30-day LIBOR plus 2%. The drawings under this facility were repaid through the use of the project term loan (NOTE 9).

     (E) In 2002, a director of the Company received a fee of $412 (2001 - $166; 2000 - $112) in connection with the negotiations related to the palladium sales contract entered into by the Company in 2000 (NOTE 13(A)). The contract was made prior to such person becoming a director of the Company. A second director received a fee of nil (2001 - $33; 2000 - $102) in connection with consulting services provided to the Company.

12.  CAPITAL STOCK

     The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series "A" preferred shares.

     (A)  Preferred Shares:
          During 1997, 10,000,000 Series A preferred shares (the "Preferred Shares") were issued pursuant to a stock purchase agreement with Kaiser-Francis for $50,000 cash consideration. The Preferred Shares were not registered pursuant to the United States Securities Act of 1933 or any securities laws of any state of the United States. On October 13, 2000, as part of the capital restructuring relating to a public equity offering, the 10,000,000 Series A preferred shares and accrued and unpaid dividends of $16,135 were converted into 12,510,998 common shares.

     (B)  Common Shares:
          The changes in issued common share capital for the year are summarized below:

                                                            2002                       2001                        2000
                                                    SHARES        AMOUNT       Shares        Amount        Shares         Amount
------------------------------------------------------------------------------------------------------------------------------------
Common shares issued, beginning of year          50,447,630    $   310,784   50,028,772   $   308,834    12,224,504    $   30,774
Common shares issued
  Public issue                                            -              -            -             -    24,768,735       235,303
  Preferred share conversion                              -              -            -             -    12,510,998        50,000
  Equity offering costs                                   -              -            -             -             -        (8,791)
  Pursuant to stock options exercised               115,572            490      375,355         1,475       481,421         1,180
  To Group Registered Retirement Savings Plan
participants                                         84,753            709       43,503           475        43,114           368
                                                 -----------------------------------------------------------------------------------
Common shares issued, end of year                50,647,955    $   311,983   50,447,630   $   310,784    50,028,772    $  308,834
                                                 ===================================================================================

     CORPORATE STOCK OPTION PLAN

     The Company has adopted, and the shareholders have approved, the ongoing 1995 Corporate Stock Option Plan (the "Plan"), under which eligible directors, officers, employees and consultants of the Company are entitled to receive options to acquire common shares. The Plan is administered by the Compensation Committee, a subcommittee of the Board of Directors, which will determine the number of options to be issued, the exercise price (which may not be lower than the closing price of the Company's common shares on the TSX on the day prior to the date of grant) and expiration dates of each option, the extent to which each option is exercisable provided that the term of an option shall not exceed 10 years from the date of grant, as well as establishing a limited time period should the optionee cease to be an "Eligible Person" as set forth in the conditions of the Plan. Options granted since December 2001 vest as to 1/3 on each of the first three anniversary dates of the date of grant. Prior to December 2001, options granted under the Plan vested as to 1/3 on the date of grant and 1/3 on each of the first two anniversary dates.

     The maximum number of common shares subject to option shall not exceed 2,700,000, being approximately 5.3% of the outstanding common shares or such greater number of common shares as may be determined by the Board of Directors, and approved if required, by the shareholders of the Company and by any relevant stock exchange or other regulatory authority. As at December 31, 2002, 549,595 options were available to be granted under the Plan. The following summary sets out the activity in outstanding common share purchase options:

                                                 2002                          2001
                                                        WEIGHTED-                    Weighted-
                                                          AVERAGE                      Average
                                                         EXERCISE                     Exercise
                                            SHARES          PRICE        Shares          Price
----------------------------------------------------------------------------------------------
Outstanding, beginning of year           1,402,278      $   10.74     1,257,810       $   8.24
Granted                                    148,000          10.01       643,000          11.50
Exercised                                 (115,572)          4.24      (375,355)          3.93
Cancelled                                 (367,767)         11.62      (123,175)         12.30
Expired                                          -              -            (2)          2.50
----------------------------------------------------------------------------------------------
Outstanding, end of year                 1,066,939      $   11.04     1,402,278       $  10.74
----------------------------------------------------------------------------------------------
Options exercisable at end of year         753,855                      732,988
                                        ------------------------------------------------------

The following table summarizes information about the Company's stock options outstanding at December 31, 2002 (SEE ALSO NOTE 15(C)):


                                        OPTIONS          OPTIONS
                                    OUTSTANDING      EXERCISABLE
EXERCISE                            AT DEC. 31,      AT DEC. 31,
PRICE            EXPIRY DATES              2002             2002
----------------------------------------------------------------
$ 8.40          March 3, 2005            75,000           75,000
  7.50       October 23, 2006            71,584           71,584
  7.89      December 12, 2009            73,500           24,500
  9.30          July 27, 2005           126,983          126,983
  9.40         March 15, 2005            34,120           34,120
  9.70       November 6, 2005            70,502           70,502
 12.25        August 22, 2005            21,750           21,750
 12.80      December 19, 2005            50,000           50,000
 13.55           June 6, 2006           254,000          169,333
 13.90      December 14, 2005            47,250           47,250
 14.44      February 13, 2006            94,250           62,833
 10.01           June 6, 2010           148,000                -
----------------------------------------------------------------
                                      1,066,939          753,855
                                     ===========================

     The Company has reserved for issuance 1,066,939 common shares in the event that these options are exercised.

     The Company does not recognize compensation expense for stock options. Had compensation expense for options granted subsequent to January 1, 2002 under the Company's stock option plan been determined based on the fair value at the grant dates consistent with the fair value based method of accounting for stock-based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                2002
     ---------------------------------------------------------------
     Net income as reported                              $    15,135
     Stock-based compensation expense                            160
     ---------------------------------------------------------------
     Pro forma net income                                     14,975
                                                         ===========
     Pro forma basic and diluted net income per share    $      0.30
                                                         ===========

     The fair value of options granted in 2002 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4%, expected dividend yield of nil, expected volatility of 60%, and expected option life of 3 years. For purposes of the pro forma disclosure, the estimated fair value of the options is expensed over the option's vesting period, which is 3 years. The weighted average fair market value of options granted in 2002 was $4.33.

     (C) Reconciliation of the diluted number of shares outstanding:

                                                                    2002         2001            2000
     ----------------------------------------------------------------------------------------------------
     Basic Net Income per Share
     Net income                                               $     15,135   $      7,510    $     61,543
     Accrued and unpaid dividends on the Preferred Shares                -              -          (4,418)
     ----------------------------------------------------------------------------------------------------
     Net income available to common shareholders              $     15,135   $      7,510    $     57,125
     ----------------------------------------------------------------------------------------------------
     Weighted number of shares outstanding                      50,544,634     50,375,690      20,425,466
     ====================================================================================================
     Basic net income per share                               $       0.30   $       0.15    $       2.80
                                                              ===========================================

     Diluted Net Income per Share
     Net income available to common shareholders              $     15,135   $      7,510    $     57,125
     Accrued and unpaid dividends on Preferred Shares - NOTE
     12(A)                                                          -                   -           4,418
     ----------------------------------------------------------------------------------------------------
     Diluted net income per share                             $     15,135   $      7,510    $     61,543
     ====================================================================================================
     Weighted average number of shares outstanding            50,544,634       50,375,690      20,425,466
     Effect of dilutive securities
     Stock options                                                  48,874        167,444         444,075
     Preferred Shares - NOTE 12(A)                                  -                   -       9,891,531
     ----------------------------------------------------------------------------------------------------
     Weighted average diluted number of shares outstanding    50,593,508       50,543,134      30,761,072
     ====================================================================================================
     Diluted net income per share                             $     0.30     $       0.15    $       2.00
                                                              ===========================================

13.  COMMITMENTS

     (A) PALLADIUM SALES CONTRACT
         During 2000, the Company entered into a contract (the "Palladium Sales Contract") whereby the Company hedged the price of 100% of the palladium the Company is entitled to receive from the smelter firms. Under the Palladium Sales Contract the sales price is based on the monthly average spot price for palladium, as determined by the London Metal Exchange P.M. Fix, for the month prior to the month that the metal is received by the customer, but the price will be no less than US$325 per ounce for 100% of the metal received and no more than US$550 per ounce for 50% of the metal received. For the remaining 50% of the metal received, there is no maximum price. The Palladium Sales Contract's term commenced effective July 1, 2000 and expires on June 30, 2005. The Palladium Sales Contract provided for automatic extension beyond its original term. However, on April 24, 2001, the Company elected not to extend the contract beyond June 30, 2005. The fair value of the Palladium Sales Contract approximated its carrying value as at December 31, 2002.

     (B) PALLADIUM FORWARD CONTRACTS
         At December 31, 2002, the Company had forward sales contracts for 50,400 ounces of palladium at an average price of US$899 per ounce for 2003. The fair value of these forward sales contracts approximated their carrying value as at December 31, 2002.

     (C) SHERIDAN PLATINUM GROUP OF COMPANIES ("SPG") COMMITMENT
         The Company is required to pay a royalty to SPG which commenced May 1, 1994, equal to 3% of the Net Cash Proceeds, as defined in the agreement, up to December 31, 2000. Thereafter, a royalty of 5% of the Net Cash Proceeds is to be paid until the expiration of the Lac des Iles mine leases.

     (D) PLATINUM FORWARD CONTRACTS
         At December 31, 2002, the Company had forward sales contracts for 4,496 ounces of platinum at an average price of US$523 per ounce maturing at various dates through May 2003. The fair value of these forward sales contracts approximated their carrying value as at December 31, 2002.

     (E) FOREIGN EXCHANGE FORWARD CONTRACTS
         At December 31, 2002, the Company had US$50,000 foreign exchange hedge contracts outstanding. The open hedge contracts are represented by forward sales contracts of US$45,000 at an average forward C$/US$ exchange rate of 1.5870 maturing at various dates during 2003 and option contracts of US$5,000 at an average floor C$/US$ exchange rate of 1.5975 and an average ceiling C$/US$ exchange rate of 1.6129 maturing in the first quarter 2003. As at December 31, 2002, the fair value of these forward contracts exceeded their carrying value by $74.

     (F) ELECTRICITY SWAP CONTRACTS
         At December 31, 2002, the Company had electricity swap contracts on 43,200 MWh of electricity at a fixed price of $51.25 per MWh maturing at various dates through April 2003. As at December 31, 2002, the fair value of these swap contracts approximated their carrying value.


14.  REVENUE FROM METAL SALES

                                            2002          2001         2000
     ----------------------------------------------------------------------
     Palladium (A)                     $ 101,317    $   80,925    $  78,604
     Palladium forward contracts (B)      46,033        27,825            -
     Adjustments for mark-to-market       (9,243)       (5,831)      17,194
     Other metals                         38,666        18,577       13,697
     ----------------------------------------------------------------------
                                       $ 176,773    $  121,496    $ 109,495
                                       ====================================

     (A) Palladium revenues include the effect of the Palladium Sales Contract (NOTE 13(A)).

     (B) The effect of palladium forward contracts represents the difference between the fixed price realized under the palladium forward contracts and the palladium price at the time of revenue recognition (NOTE 13(B)).

15.  CONTINGENCIES

     (A) The Company is a defendant in an action by another mining company claiming damages in the amount of $20,000, punitive and exemplary damages in the amount of $5,000 and a declaration that the Company held the Compania Minerales de Copan, S.A. de C.V. ("Copan") property in trust for the plaintiff. No provision has been made in the accounts as at December 31, 2002 or 2001 for any possible loss from this action as management of the Company believes it has a valid defense and it has been indemnified by SPG regarding this action.

     (B) Claims of wrongful dismissal have been made against the Company totaling $400 (2001 - $673). No provision has been made in the accounts as at December 31, 2002 or 2001, as the Company believes it has a valid defense in all instances.

     (C) Certain stock options are claimed to be held by employees of Copan. These options have not been included in note 12(b) as the Company has been indemnified by SPG regarding such matters.

     (D) The Company intends to file a claim with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002. The amount of the claim has not yet been determined. The Company will record the effect of this insurance recovery when the proceeds are received.

     (E) From time to time, the Company is involved in other litigation, investigations, or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Company's management, these claims and lawsuits in the aggregate, even if adversely settled, will not have a material effect on the consolidated financial statements.


16.  INCOME TAXES

     The variance between the income taxes computed at the combined statutory rate and the effective rate for the Company is reconciled as follows:

                                                                              2002         2001          2000
     --------------------------------------------------------------------------------------------------------
     Income taxes based upon a combined federal and Ontario
        rate of 41%                                                    $    11,888    $   5,573    $   19,000
     Ontario mining tax at a rate of 14% (2001 - 16%; 2000 - 18.67%)         4,060        2,175         8,892
     Increase (decrease) in taxes resulting from:
        Benefit of income tax losses not previously recognized                   -       (2,200)      (34,197)
        Resource allowance                                                  (5,320)      (2,384)       (7,184)
        Unrealized foreign exchange                                              -        1,389             -
        Benefit of future tax asset related to mining tax duties
           not previously recognized                                             -            -        (3,828)
        Mining tax rate reduction                                           (1,741)        (816)       (4,129)
        Federal large corporations taxes                                       817          827           601
        Mining tax permanent differences                                     2,038          867         1,961
        Other                                                                2,120          654         4,970
     --------------------------------------------------------------------------------------------------------

     Income tax expense (recovery)                                     $    13,862    $   6,085    $  (13,914)
                                                                       ======================================
     The details of the Company's income tax expense (recovery) are as follows:

                                                                              2002         2001          2000
     --------------------------------------------------------------------------------------------------------
     Current income tax expense:
     Income taxes                                                      $         -    $     830    $        -
     Mining taxes                                                                -            -           500
     Federal large corporations tax                                            816          827           601
     --------------------------------------------------------------------------------------------------------
                                                                       $       816    $   1,657    $    1,101
     --------------------------------------------------------------------------------------------------------
     Future income tax expense (recovery):
     Income taxes                                                      $     8,546    $   2,228    $  (17,915)
     Mining taxes                                                            4,500        2,200         2,900
     --------------------------------------------------------------------------------------------------------
                                                                       $    13,046    $   4,428       (15,015)
     --------------------------------------------------------------------------------------------------------
                                                                       $    13,862    $   6,085    $  (13,914)
                                                                       ======================================

     Future tax assets (liabilities) consist of the following temporary differences:

                                                                 2002           2001
     -------------------------------------------------------------------------------
     Current future income tax asset:
     Non-capital loss carry-forwards                        $   4,868     $   10,561
     Deferred financing costs                                       -            269
     -------------------------------------------------------------------------------
     Net future tax asset, current                          $   4,868     $   10,830
                                                            ========================

     Long-term future income tax asset:
     Capital assets (plant and equipment, equipment under   $   7,038     $    2,826
     capital leases)
     Mining lease and deferred expenditures                     1,388          2,406
     Deferred financing costs                                   1,823          2,284
     Deferred foreign exchange loss                                 -          1,184
     Non-capital loss carry-forwards                              969          5,100
     Capital loss carry-forwards                                1,200          1,200
     Valuation allowance for capital loss carry-forwards       (1,200)        (1,200)
     -------------------------------------------------------------------------------
     Net future income tax asset, long-term                 $  11,218     $   13,800
                                                            ========================

     Long-term future mining tax liability:
     Capital assets (plant and equipment, equipment under   $  (6,100)    $   (1,950)
     capital leases)
     Mining lease and deferred expenditures                    (3,500)        (3,150)
     -------------------------------------------------------------------------------
     Net future mining tax liability, long-term             $  (9,600)    $   (5,100)
                                                            ========================

     At December 31, 2002, the Company had net capital loss carry-forwards of approximately $3,000 (2001 - $3,000) which are available to reduce net capital gains of future years.

17.  STATEMENT OF CASH FLOWS

     (A) The net changes in non-cash working capital balances related to operations are as follows:

                                                               2002          2001         2000
-----------------------------------------------------------------------------------------------
Decrease (increase) in:
            Concentrate awaiting settlement            $     (2,778)  $   (32,825)  $  (19,196)
            Inventories and stockpiles                          507       (12,815)      (7,670)
            Accounts receivable and other assets                943         2,992       (5,100)
-----------------------------------------------------------------------------------------------
                                                       $     (1,328)  $   (42,648)  $  (31,966)
                                                       ========================================
Increase (decrease) in:
            Accounts payable and accrued liabilities   $     (2,442)  $     9,679   $    4,536
            Taxes payable                                    (1,599)        1,559        1,431
-----------------------------------------------------------------------------------------------
                                                             (4,041)       11,238        5,967
                                                       ========================================
                                                       $     (5,369)  $   (31,410)  $  (25,999)
                                                       ========================================

     (B) Cash outflows during the year for interest and income taxes were as follows:

                                                               2002          2001         2000
-----------------------------------------------------------------------------------------------
Interest paid                                          $      5,842   $     6,390   $   10,283
Income taxes paid                                      $          -   $         -   $        -

     (C) During2002, capital assets (including plant and equipment and equipment under capital lease) were acquired at an aggregate cost of $7,093 (2001 - $117,948; 2000 - $120,398) of which $1,514 (2001 -
          $1,244; 2001 - nil) were acquired by means of capital leases.

18.  RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE U.S.

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from those in the United States. The following table presents amounts that would have been reported had the Company's consolidated financial statements been prepared on the basis of United States generally accepted accounting principles ("U.S. GAAP"):

    (CANADIAN FUNDS IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                  2002          2001          2000
--------------------------------------------------------------------------------------------------
Statements of earnings and deficit:
Net income under Canadian GAAP                                $ 15,135     $   7,510    $   61,543
Exploration costs (A)                                                -             -        (1,046)
Recognition of the future income tax asset associated with
   exploration costs previously expensed under U.S. GAAP             -             -         3,421
Capitalized interest (B)                                             -             -           729
Amortization of capitalized interest                               (20)          (17)            -
Concentrates and crushed and broken ore stockpiles (C)            (404)        2,914         1,841
Derivative financial instruments (D)                                74             -             -
Tax effect of differences                                          112          (879)         (902)
--------------------------------------------------------------------------------------------------
Net income and comprehensive income for the year under U.S.
GAAP                                                          $ 14,897     $   9,528    $   65,586
$ 14,897     $   9,528    $   65,586

Basic income per share under U.S. GAAP                        $   0.29     $    0.19    $     2.99
==================================================================================================
Diluted income per share under U.S. GAAP                      $   0.29          0.19    $     2.13
==================================================================================================

Balance sheets:
Current assets (C) AND (D)                                    $ 127,731    $ 121,299
------------------------------------------------------------------------------------
Mining interests (A) AND (B)                                  $ 261,677    $ 273,543
------------------------------------------------------------------------------------
Crushed and broken ore stockpiles - long-term (C)             $   9,774    $   9,489
------------------------------------------------------------------------------------
Future tax asset, long-term                                   $   9,549    $  12,019
------------------------------------------------------------------------------------
Common shares (E)                                             $ 318,081    $ 316,882
------------------------------------------------------------------------------------
Deficit                                                       $  54,187    $  69,084
====================================================================================

(A) Prior to January 1, 2001, the Company deferred and amortized certain exploration costs meeting certain criteria as allowed under Canadian GAAP.
     This deferral is not allowed under U.S. GAAP. Effective January 1, 2001, the Company is expensing these expenditures as incurred.

(B) The Company capitalizes interest on major projects where direct indebtedness has occurred. Under U.S. GAAP, interest is capitalized as it arises from indebtedness incurred, directly or indirectly, to finance development and construction activities on assets that are not yet subject to depreciation or depletion.

(C) Under Canadian GAAP, the cost of the Company's concentrate and crushed and broken ore stockpiles is determined on the average production cost and does not include an allocation of the depreciation of production related assets, whereas under U.S. GAAP the cost of these assets should include this allocation. Previously reported financial statements did not record this adjustment as a significant difference between Canadian and U.S. GAAP and thus the comparative amounts have been restated to reflect this adjustment.
     There was no effect on the opening deficit under U.S. GAAP as at January 1, 2000.

(D) Under U.S. GAAP, the Company has chosen not to designate its derivative financial instruments as hedging instruments and thus they are carried on the balance sheet at their fair value and any changes in fair value are being recorded to earnings in the period of the change.

(E) Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 1991, is not permitted by U.S.
     GAAP and would result in an increase in both capital stock and deficit of $6,098 at December 31, 2002 and 2001.

(F) U.S. GAAP requires that amounts totaling 5% or more of accounts payable and accrued liabilities be identified separately. As at December 31, 2002, these amounts were as follows: trade payables and accruals - $13,339 (2001
     - $15,081); other accruals - $1,484 (2001 - $2,174).

(G) U.S. GAAP does not permit the disclosure of subtotal of cash from operations before changes in non-cash working capital.

(H) The Company, for purposes of preparing financial information in accordance with U.S. GAAP, continues to account for its stock-based compensation plan under Accounting Principles Board Option 25 "Accounting for Stock Issued to
     Employees" (APB No. 25) that results in the recording of no compensation expense in the Company's circumstances. However, pro forma disclosure of the net income and earnings per share is provided as if these awards were accounted for using the fair value method. Under Canadian GAAP this disclosure is provided only for options granted after January 1, 2002.
     Under APB No. 25, pro forma disclosure is required for those options granted prior to January 1, 2002.

         Had the amortization of the fair value of options been charged to compensation expense under U.S. GAAP, the pro forma net income would be $12,249 and pro forma net income per share and diluted net income per share would be $0.24 (2001 net income of $5,884 and net income and diluted net income per share of $0.12; 2000 net income of $63,117 and net income per share of $2.87 and diluted net income per share of $2.05).

         The weighted average fair market value of options granted in 2002 was $4.33 (2001 - $5.84; 2000 - $5.65).

         The Company estimated the fair value of options granted in 2002 and 2001 using the Black-Scholes option-pricing model and used the following assumptions:

                                                          2002       2001       2000
     -------------------------------------------------------------------------------
     Risk free interest                                     4%         4%         5%
     Expected life of options                          3 years    3 years    3 years
     Expected volatility of the Company's share price      60%        71%        76%
     Expected dividend yield                                0%         0%         0%

     IMPENDING ACCOUNTING CHANGES

     CANADIAN GAAP

     In November 2001, the Canadian Institute of Chartered Accountants ("CICA") issued a new Accounting Guideline, "Hedging Relationships" (ACG NO. 13) to provide guidance for applying hedge accounting principles. AcG No.13's scope is mainly limited to providing rules for determining when hedge accounting can be used. A key feature of the guideline is the need to have documentation of hedging relationships in place in order to achieve hedge accounting. In December 2002, the CICA approved proposed amendments to AcG No.13 to clarify certain of the requirements in AcG No.13 and provide additional application guidance. The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG No.13 becomes effective for fiscal years beginning on or after July 1, 2003.

     In December 2002, the CICA amended Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

     Although the Company is currently reviewing CICA 3475 and AcG No.13, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

     U.S. GAAP

     In June 2001, the Financial Accounting Standards Board ("FASB") approved FAS No. 143 "Accounting for Asset Retirement Obligations". That standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. FAS No. 143 is applicable for years beginning after June 15, 2002.

     During 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". FAS No. 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

     In 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003.

     Although the Company is currently reviewing FAS 143 and FAS 146 and the recognition and measurement requirements of FIN 45 and 46, the impact, if any, of these pronouncements on its consolidated financial statements as reported under U.S. GAAP has not been determined.


19.  COMPARATIVE FIGURES

     Certain of the prior years' figures have been reclassified to conform to the presentation adopted in 2002.

                                                                  DOCUMENT NO. 3

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL RESULTS


     THE FOLLOWING IS MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL POSITION AND SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS THAT ARE INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IT IS INTENDED TO PROVIDE ADDITIONAL INFORMATION ON THE COMPANY'S PERFORMANCE, FINANCIAL POSITION AND OUTLOOK.

     OVERVIEW AND STRATEGIC ACTIVITIES

     North American Palladium Ltd. (the "Company") operates the Lac des Iles mine located 85 km northwest of Thunder Bay, Ontario. The mine is Canada's only primary producer of platinum group metals and contains one of the largest open pit bulk mineable palladium reserves in the world. Palladium use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emission standards for cars, light trucks and SUVs, particularly in the United States, Europe and Japan.

     The Company has completed a major expansion of the Lac des Iles operation which included the construction of a new 15,000 tonnes per day mill that was commissioned on June 1, 2001. During 2002, the Company made progress in optimizing the grinding and flotation circuits in the new mill, prior to the failure of the primary crusher in September. Portable contract crushers were installed to sustain the operation while the primary crusher was being repaired. The repairs proved more difficult than anticipated and although the repaired crusher was returned to service in March 2003, its long-term reliability is questionable. Consequently, the Company purchased a new primary crusher, which it expects to have operational by mid-2003. With the resumption of normal crushing operations it is anticipated that further improvements will be made in daily mill throughput and palladium recovery.

     The Company's 2002 exploration program confirmed the continuity and grade of the resource contained in the Main High Grade Zone directly below the ultimate depth of the open pit. The Company is proceeding with an independent, detailed underground feasibility study based on the success of the 2002 exploration program.

     The Company hedges the price of its palladium production under a long-term contract with a major automotive manufacturer (the "Palladium Sales Contract"). The hedge price is based on the monthly average spot price for palladium with a floor price of US$325 per ounce for 100% of production and a ceiling price of US$550 per ounce for 50% of production. The remaining 50% of production is sold at market prices or the contract floor, whichever is higher. The Palladium Sales Contract expires on June 30, 2005. To augment the Palladium Sales Contract the Company arranged for forward sales on 100,800 ounces of palladium during 2002 and 2003 at an average price of US$922 per ounce.

     RESULTS OF OPERATIONS

     The Company generated gross revenue from metal sales of $176.8 million in 2002, compared to $121.5 million in 2001. Revenue in 2002 from the sale of palladium before the mark-to-market effect of price changes and palladium forward contracts was $101.3 million compared to $80.9 million in 2001. The revenue increase was due to a 78% increase in palladium production, offset by the sharp drop in the average palladium price. Palladium forward contracts provided additional revenue of $46.0 million in 2002 compared to $27.8 million in 2001. The effect of palladium sales contracts represents the difference between the fixed price realized under the palladium forward contracts and the palladium price at the time of revenue recognition. During 2002, the spot price of palladium per ounce ranged from a high of US$435 to a low of US$222 and averaged US$338 compared to an average of US$604 during 2001. Palladium production sold to third-party smelters takes up to six months from time of receipt at the smelter to settle. The price adjustment relating to palladium settled and awaiting settlement was a negative $9.2 million in 2002 due to a weakening palladium price throughout the year. Similarly, there was a negative price adjustment of $5.8 million in 2001 when the palladium price also experienced weakness. Revenue from other metal sales was $38.7 million in 2002 compared to $18.6 million in 2001 reflecting the increased production and improved pricing of platinum, gold, copper and nickel from the expanded mining and milling operation.

     During 2002, the mill processed 4,851,621 tonnes of ore or 13,292 tonnes per day compared to 2,662,240 tonnes of ore in 2001 from the combination of the old mill and the new larger mill. Prior to the primary crusher failure in September 2002, the targeted daily mill throughput of 15,000 tonnes per day was exceeded for the month of August. The palladium head grade in 2002 was lower at
1.91 grams per tonne as compared to 2.14 grams per tonne in 2001. Mill palladium recoveries in 2002 improved to 73.8% as compared to 67.4% in 2001. Due to the increased volumes of ore mined and treated in 2002, production costs increased to $100.6 million compared to $66.4 million in 2001. Cash costs to produce palladium

(production costs including overhead and smelter treatment, refining and freight costs), net of other metal revenues and royalties, decreased to US$264 per ounce in 2002 compared to US$340 per ounce in 2001. Steady improvement in unit cash costs was achieved in the first half of 2002, with cash costs of US$230 per ounce. However, with the requirement for contract crushing and increased ore rehandling resulting from the crusher failure, cash costs increased to US$301 per ounce in the second half of 2002.

     Income from mining operations was $34.3 million in 2002 compared to $23.4 million for the previous year. Although there were improvements as compared to 2001 primarily due to increased productivity, the results for 2002 were negatively impacted by the primary crusher failure, which resulted in higher operating costs and reduced metal production. Income from mining operations in 2001 is net of a write-down of $4.6 million pertaining to the old mill and associated equipment, which was removed from service with the commissioning of the new mill.

     Other income and expense, which includes interest income and expense, exploration and foreign exchange gains and losses, was an expense of $5.3 million in 2002 compared to $9.8 million in 2001. On January 1, 2001 the Company adopted new CICA recommendations relating to certain of the Company's exploration activities. In the past, certain exploration costs not covered by a feasibility study were capitalized. In 2002, the Company expensed $0.9 million of such exploration expenditures as compared to $0.9 million in 2001.

     In 2002, the Company incurred interest expense on the project term loan, and on the credit facility provided by Kaiser-Francis Oil Company ("Kaiser-Francis"), in the amount of $5.4 million. In 2001, the Company capitalized interest costs relating to the project term loan until commissioning of the mill on June 1, 2001. For the balance of the year, the Company expensed $3.4 million of interest costs. In 2000, interest expense of $9.2 million was incurred on the notes and interest payable to Kaiser-Francis. On October 13, 2000, the notes and interest were repaid from the proceeds of the public equity issue.

     The Company's current year provision for income tax expense of $13.9 million consists of a current federal large corporation tax expense of $0.8 million, a future income tax expense of $8.6 million and a future mining tax expense of $4.5 million. Net income for the year improved to $15.1 million or $0.30 per share (diluted) compared to $7.5 million or $0.15 per share (diluted) in 2001.

                                                                  2002
($000, EXCEPT PER SHARE AMOUNTS)         1ST QTR   2ND QTR     3RD QTR      4TH QTR     FULL YEAR
-------------------------------------------------------------------------------------------------
Revenue from metal sales                  44,577    41,745      46,547       43,904       176,773
Net income (loss)                          6,246     7,521       2,894       (1,526)       15,135
Net income (loss) per share                 0.12      0.15        0.06        (0.03)         0.30
Fully diluted net income (loss) per share   0.12      0.15        0.06        (0.03)         0.30

                                                                  2001
($000, EXCEPT PER SHARE AMOUNTS)         1st Qtr   2nd Qtr     3rd Qtr      4th Qtr     Full Year
-------------------------------------------------------------------------------------------------
Revenue from metal sales                  20,203    21,178      23,225       56,890       121,496
Net income (loss)                          1,283     7,707      (6,639)       5,159         7,510
Net income (loss) per share                 0.03      0.15       (0.13)        0.10          0.15
Fully diluted net income (loss) per share   0.03      0.15       (0.13)        0.10          0.15

     LIQUIDITY AND CAPITAL RESOURCES

     Cash flow from operations (prior to changes in non-cash working capital) was $47.5 million in 2002, compared to $34.4 million in 2001. The $13.1 million increase was primarily due to an increase in income from mining operations that resulted from increased metal production, offset by lower metal prices. Changes in non-cash working capital consumed $5.4 million of cash in the current year as compared to $31.4 million in 2001. Palladium awaiting settlement grew to 93,619 ounces at December 31, 2002 compared to 78,445 ounces at December 31, 2001; however, this increase was offset by lower average palladium prices used to value the concentrate awaiting settlement. After allowing for non-cash working capital changes, cash provided by operations was $42.1 million in 2002 compared to cash provided by operations of $2.9 million in 2001.

     Investing activities required $8.1 million of cash in 2002, with the main investing activity being $5.6 million incurred on additions to plant and equipment and $2.9 million on deferred exploration and development costs at the Roby deposit. This contrasts with $84.8 million of net investing activities in 2001, including $116.7 million on the additions to plant and equipment related to the completion of the major expansion. Financing activities required $24.3 million in the current year compared to net proceeds of $79.1 million in the prior year. The project term loan facility is required to be repaid in quarterly installments and in 2002 the Company made repayments under this facility in the amount of $33.2 million. During the year, the Company drew down $10.4 million from the loan facility with Kaiser-Francis. During 2002, the Company's net debt position was reduced by $24.4 million. The net increase in cash and cash equivalents was $9.8 million in 2002, resulting in a year-end cash and cash equivalents balance of $11.5 million.

     RISKS AND UNCERTAINTIES

     The price of palladium is the most significant factor influencing the profitability of the Company and its estimate of reserves and resources. In 2002, sales of palladium accounted for approximately 78.1% of the Company's revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other platinum group metal-producing countries, particularly Russia and South Africa. To offset the price risk, the Company entered into the Palladium Sales Contract and other hedge contracts to cover a portion of expected annual production as set out below.

     The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

     Currency fluctuations may affect cash flow since production currently is sold in United States dollars, whereas the Company's administration, operating and exploration expenses are incurred in Canadian dollars. As a result, changes in the exchange rate between Canadian and United States dollars can affect revenue and profitability. The Company has hedged US$50.0 million of its revenue for 2003 at an average C$/US$ exchange rate of approximately 1.59.

     The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining. The Company is making a claim under its property damage and business interruption insurance policies relating to the primary crusher failure in 2002. The Company will record the effect of this insurance recovery in its financial statements when the proceeds are received.

     OUTLOOK

     Since the completion of its major expansion in mid 2001, North American Palladium has made gradual improvements to mill throughput and palladium recovery. Reaching our targeted operating objectives is our highest priority and will allow the Company to considerably strengthen its financial position. The Palladium Sales Contract, with a floor price of US$325 per ounce, is an important cornerstone in achieving a stronger financial position. To further strengthen the financial position, the Company designed a hedge program to capture the exceptional palladium prices experienced in early 2001. The Company had forward sales on 50,400 ounces at US$945 per ounce in 2002 and has sold forward 50,400 ounces at US$899 per ounce in 2003. At December 31, 2002, concentrates awaiting settlement included the mark-to-market impact of $22.8 million representing 25,200 ounces of these forward hedge positions. Excluding the impact of the Palladium Sales Contract, the aggregate unrealized mark-to-market value of these forward sales hedge positions based on the December 31, 2002 palladium spot price was approximately $26.1 million. These forward sales contracts will provide the Company with operating margin stability and importantly will also provide the Company with financial flexibility, including the option to accelerate the term loan repayment schedule. In 2003, the Company has scheduled principal payments on the project term loan of US$33.0 million.

     Achieving our operating objectives and the resulting strengthening of the Company's financial position will allow the Company to exploit the future exploration potential at the Lac des Iles mine and other nearby property holdings. The focal point of the 2002 exploration program was to confirm the continuity and grade of the Main High Grade Zone below the depth of the ultimate pit bottom. This zone is almost 12 metres thick with a strike length in excess of 350 metres and an average grade of 6.1 grams palladium per tonne. An independent feasibility study has been commenced to determine the economic parameters for a possible underground mining operation. The Company's reserve and resource estimate will be updated following completion of the feasibility study.

     The Company continues to be positive on the palladium fundamentals. The primary use for palladium is in the production of autocatalysts, which are used to reduce harmful air emissions from the exhaust systems of automobiles. Governments around the world are enacting more stringent emission standards, which explains why, from 1996 to 2001, annual palladium demand in autocatalysts increased by 105% to 4.6 million ounces. Given the movement by global governments to enact more stringent air emission standards, palladium demand is expected to increase. Demand for palladium is a function of global automobile sales, which continued to be above average in 2002. With platinum currently trading at more than 250% the price of palladium, the Company believes that automobile manufacturers will be encouraged to increase their use of palladium in catalytic converters away from the use of platinum. The efforts of Russian and South African producers to stabilize the supply of palladium should also lead to an improvement in palladium prices.

                       DISCLOSURE CONTROLS AND PROCEDURES

         Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

                                INTERNAL CONTROLS

         Since the most recent evaluation of the Registrant's internal controls, there have not been any significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

         The design of the Registrant's system of controls and procedures is based, in part, upon assumptions about the likelihood of future events. There can be no assurance that the design of such system of controls and procedures will succeed in achieving its goals under all potential future conditions, regardless of how remote.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

         A.  UNDERTAKING

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file this Annual Report on Form 40-F arises, or transactions in such securities.

         B.  CONSENT TO SERVICE OF PROCESS

         The Registrant filed with the Commission a Form F-X in connection with the Common Shares.


                                  EXHIBIT INDEX

                                                                          PAGE
         NUMBER  DOCUMENT                                                NUMBER
         ------   --------                                               ------

         1.       Consent of Ernst & Young LLP .........................

         2.       Certification of CEO and CFO Pursuant to Section
                  906 of the Sarbanes-Oxley Act of 2002 ................

                                    SIGNATURE

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                          NORTH AMERICAN PALLADIUM LTD.



Dated:   May 20, 2003                     By: /s/George D. Faught
                                             -----------------------------------
                                             George D. Faught
                                             Vice President, Finance and
                                             Chief Financial Officer


                                          By: /s/Mary Batoff
                                             -----------------------------------
                                             Mary Batoff
                                             Corporate Secretary

                                  CERTIFICATION
            PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Andre J. Douchane, certify that:

     1. I have reviewed this annual report on Form 40-F of North American Palladium Ltd.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                                  /s/ Andre J. Douchane
Date: May 20,  2003                               ------------------------------
                                                  By:   Andre  J. Douchane
                                                  Title: Chief Executive Officer

                                  CERTIFICATION
            PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, George D. Faught, certify that:

     1. I have reviewed this annual report on Form 40-F of North American Palladium Ltd.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                                 /s/George D. Faught
Date: May 20, 2003                               ------------------------------
                                                 By: George D. Faught
                                                 Title: Chief Financial Officer

                                                                          PAGE
         NUMBER     DOCUMENT                                             NUMBER
         ------     --------                                             ------

         1.         Consent of Ernst & Young LLP........................
         2.         Certification of CEO and CFO Pursuant to Section
                    906 of the Sarbanes-Oxley Act of 2002...............