Form 40-F
period 2003-12-31
NORTH AMERICAN PALLADIUM LTD
filed 2004-05-20
CIK 887701

                                      SECURITIES AND EXCHANGE COMMISSION

                                            WASHINGTON, D.C. 20549

                                               _______________

                                                  FORM 40-F

     [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

     [X]  ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2003                         Commission File Number 0-20235

                                               _______________

                                        NORTH AMERICAN PALLADIUM LTD.
                            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            CANADA                                      1099                              NOT APPLICABLE
(PROVINCE OR OTHER JURISDICTION             (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)            CLASSIFICATION CODE NUMBER)                IDENTIFICATION NO..)

                                           130 ADELAIDE STREET WEST
                                         SUITE 2116, TORONTO, ONTARIO
                                                   M5H 3P5
                                                (416) 360-7590
                  (ADDRESS AND TELEPHONE NUMBER OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)

                                            CT CORPORATION SYSTEM
                                              111 EIGHTH AVENUE
                                              NEW YORK, NY 10011
                                                (212) 894-8940
                           (NAME, ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE NUMBER
                       (INCLUDING AREA CODE) OF AGENT FOR SERVICE IN THE UNITED STATES)

                        ______________________________________________________________

               Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                                    NAME OF EACH EXCHANGE ON WHICH
                   TITLE OF EACH CLASS                                       REGISTERED:
             -------------------------------                       --------------------------------
               COMMON SHARES, NO PAR VALUE                             AMERICAN STOCK EXCHANGE


               Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                                     NONE

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

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

                                 THE REGISTRANT HAD 50,895,338 COMMON SHARES
                                     OUTSTANDING AS AT DECEMBER 31, 2003

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

                                 Yes          82-                             No    X
                                     -------      -------                        -------

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section
13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the
Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes    X                                     No
                                     -------                                     -------

                    DOCUMENTS FILED UNDER COVER OF THIS FORM
                    ----------------------------------------

Document No. 1:     Renewal Annual Information Form for the year ended December
                    31, 2003, dated May 19, 2004.

Document No. 2:     Audited Comparative Consolidated Financial Statements for
                    the financial year ended December 31, 2003, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F, and the notes thereto.

Document No. 3:     Management's Discussion and Analysis of Financial Results
                    for the year ended December 31, 2003.

Document No.1, the Renewal Annual Information Form for the year ended December 31, 2003, dated May 19, 2004, is incorporated by reference into the Registration statement on Form S-8 (333-13766), filed with the Securities and Exchange Commission in July 2001 and Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 7, 2004 (File No. 333-114261).

                                                                  DOCUMENT NO. 1

                          NORTH AMERICAN PALLADIUM LTD.




                         RENEWAL ANNUAL INFORMATION FORM




                      For the year ended December 31, 2003




                               Dated May 19, 2004

                                TABLE OF CONTENTS


                                                                            PAGE

CORPORATE STRUCTURE...........................................................3
GENERAL DEVELOPMENT OF THE BUSINESS...........................................3
         Overview.............................................................3
         Palladium Sales Contract.............................................4
         Metal Forward Contracts..............................................6
         Royalty Agreement....................................................6
         Open Pit Lac des Iles Mine...........................................7
         Proposed Underground Lac des Iles Mine..............................15
SELECTED CONSOLIDATED FINANCIAL INFORMATION..................................23
MARKET FOR SECURITIES........................................................24
DIRECTORS AND OFFICERS.......................................................24
ADDITIONAL INFORMATION.......................................................27
GLOSSARY OF TERMS............................................................38

                             METRIC CONVERSION TABLE

  ------------------------------------- -- ----------------------------------
    IMPERIAL                                 METRIC
  ------------------------------------- -- ----------------------------------

  ------------------------------------- -- ----------------------------------
    1 troy ounce                             31.103 grams
  ------------------------------------- -- ----------------------------------
    1 ton, short                             0.907 tonnes
  ------------------------------------- -- ----------------------------------
    1 troy ounce per ton                     34.286 grams per tonne
  ------------------------------------- -- ----------------------------------
    1 foot                                   0.305 meters
  ------------------------------------- -- ----------------------------------
    1 mile                                   1.609 kilometers
  ------------------------------------- -- ----------------------------------
    1 acre                                   0.405 hectares
  ------------------------------------- -- ----------------------------------


All dollar amounts referred to herein are in Canadian dollars unless stated otherwise.

Unless otherwise indicated, all financial information included herein has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP), which may differ from United States generally accepted accounting principles ("U.S. GAAP"). See note 18 to the audited consolidated financial statements for a reconciliation of financial results from Canadian GAAP to U.S. GAAP.

Descriptions of mineral reserve and mineral resource estimates included herein under Canadian standards may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the United States Securities and Exchange Commission. See "Mineral Reserve and Resource Estimates - Note to U.S. Shareholders" herein.

                               CORPORATE STRUCTURE

North American Palladium Ltd. (the "Corporation") is the successor to Madeleine Mines Ltd., a company incorporated under the QUEBEC MINING COMPANIES ACT by letters patent dated February 2, 1968. In January 1992: (i) Madeleine Mines Ltd. was amalgamated with a wholly owned Quebec subsidiary of 2750538 Canada Inc., a company incorporated under the CANADA BUSINESS CORPORATIONS ACT by articles of incorporation dated September 12, 1991; (ii) the amalgamated company was wound up into 2750538 Canada Inc.; and (iii) 2750538 Canada Inc. changed its name to "Madeleine Mines Ltd." By articles of amendment dated July 24, 1993, Madeleine Mines Ltd. changed its name to "North American Palladium Ltd." The Corporation has one operating subsidiary, Lac des Iles Mines Ltd., incorporated under the CANADA BUSINESS CORPORATIONS ACT, and wholly owned by the Corporation. Unless otherwise indicated, all references in this annual information form ("AIF") to the "Corporation" include North American Palladium Ltd., together with its wholly-owned subsidiary, Lac des Iles Mines Ltd.

The Corporation's registered office is at Suite 2116, 130 Adelaide Street West, Toronto, Ontario M5H 3P5, telephone: (416) 360-7590, fax: (416) 360-7709. The
Corporation's mining operations are situated approximately 85 kilometers northwest of Thunder Bay at Lac des Iles, in northern Ontario. The postal address is P.O. Box 10547, Station P, Thunder Bay, Ontario P7B 6T9, telephone:
(807) 448-2000, fax: (807) 448-2001.

                       GENERAL DEVELOPMENT OF THE BUSINESS

The following description of the Corporation's business includes many geological terms that may not be familiar to the reader. For a description of the meaning of some of these terms, please see the "Glossary of Terms" included in this AIF.

                                    OVERVIEW

The Corporation owns and operates an open pit mine known as the Lac des Iles Mine and processing plant with a design capacity of 15,000 tonnes per day. The mining and processing operation produces by flotation a palladium rich concentrate that also contains platinum, gold, copper and nickel. The concentrate is delivered to the Sudbury operations of each of Falconbridge Limited ("Falconbridge") and Inco Limited ("Inco") for smelting, and is further processed at their respective European operations for refining.

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

AGRA Simons Limited, an engineering, construction and technology company, completed a detailed feasibility study, dated December 1999, together with an updated version dated May 2000 (collectively the "AGRA Simons Feasibility Study"), of the proposed expansion of the mining operation and concluded that the proposed expansion project was technically feasible and economically viable.

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

In 2002, certain modifications were made to the SAG mill circuit, including fine crushing a portion of the SAG mill feed and, in August 2002, the mill achieved its design rate of 15,000 tonnes per day. However, this rate was not sustained for the remainder of the year because of the failure in late August 2002 of the primary crusher, which processes ore before it reaches the SAG mill. Portable third party contract crushers were installed to sustain the operation while the primary crusher was repaired. The repairs were more difficult than anticipated and the unit did not return to operation until early March 2003. As the long-term reliability of the primary crusher was doubtful, a new primary crusher was purchased and was put into operation in June 2003. The Corporation carries property damage and business interruption insurance and has submitted a claim to recover losses sustained by the crusher failure.

In 2003, total mine production amounted to 14.6 million tonnes or 39,895 tonnes per day, containing 4.4 million tonnes of ore grading 2.48 grams of palladium per tonne. Total mine production decreased from 46,793 tonnes per day in 2002 to 39,895 tonnes per day in 2003 as a result of continued crusher problems during the first six months and longer haulage distances attributable to increased pit depth and tailings dam construction.

Although mine production was lower in 2003, palladium production from the Lac des Iles mill reached a new record of 288,703 ounces in 2003 as a result of higher palladium feed grade and, particularly during the second half of the year, higher mill throughput and mill operating time. Ore processed in 2003 totalled 5,159,730 tonnes or 14,136 tonnes per calendar day at an average palladium head grade of 2.3 grams per tonne and an average palladium recovery of 75.5%. Other metal production in 2003 included 23,742 ounces of platinum, 23,536 ounces of gold, 7,142,674 pounds of copper and 4,070,785 pounds of nickel.

The improved mill performance resulted from the installation of the new primary crusher and a number of other factors, including: using a contract secondary crusher to provide fine ore to maximize mill throughput; a significant reduction in the number of unscheduled shutdowns during 2003 which allowed for more regular mill operations and increased metal recovery and operating time; and improved maintenance planning and scheduling which resulted in increased mill availability. In late December 2003, additional flotation cells from the old mill were overhauled and commissioned as part of the second cleaner circuit expansion. Optimization of these flotation cells continued in early 2004.

Several projects are planned for 2004 to further improve mill throughput and reduce operating costs. The Corporation intends to install a secondary crusher at an estimated capital cost of approximately $10 million and eliminate contract crushing. Additional ore processing control systems will be installed in both the grinding and flotation circuits to permit better sampling of concentrate grade and quality, and concentrator reagents will be optimized.

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

The Palladium Sales Contract provides that the Automotive Manufacturer can accept or refuse delivery of the Corporation's production exceeding 35,000 ounces in any month. The delivery points for palladium under the Palladium Sales Contract are the European refineries of Falconbridge and Inco. See "Smelting and Refining Agreements".

The price of the palladium under the Palladium Sales Contract is the average monthly London Metal Exchange afternoon fixing price minus a modest specified discount. However, the price for palladium cannot be (i) less than US$325 per ounce for all production delivered in each month under the Palladium Sales Contract, or (ii) higher than US$550 per ounce for half of the production delivered in each month. There is no upper price limit for the other half of the production under the Palladium Sales Contract.

The term of the Palladium Sales Contract ends on June 30, 2005. Either party may terminate the Palladium Sales Contract in the event of the insolvency, bankruptcy or appointment of a receiver for the other party or the breach by the other party of a material term of the Palladium Sales Contract if the breach is not cured within 10 business days of notice of the default by the other party. The Corporation will be entitled to terminate the Palladium Sales Contract if the Automotive Manufacturer:

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

     (f) acts alone or with others to seek to control or influence the Corporation's management, board of directors or policies; or

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

                             METAL FORWARD CONTRACTS

The Corporation enters into forward commodity sales contracts from time to time to hedge the effect of changes in certain metal prices on the Corporation's revenues. At March 31, 2004, the Corporation had forward sales contracts for 14,000 ounces of platinum at a weighted-average estimated price of US$763 per ounce, 810 tonnes of nickel at a weighted-average estimated price of US$12,500 per tonne (US$5.67 per pound) and 1,800 tonnes of copper at a weighted-average estimated price of US$2,548 per tonne (US$1.16 per pound).

                                ROYALTY AGREEMENT

On August 31, 1994, the Corporation entered into a royalty agreement with The Sheridan Platinum Group Inc. and John Patrick Sheridan (together referred to as the "Sheridan Group"). Under the agreement, the Corporation was obligated to pay to the Sheridan Group a royalty equal to (i) 3% of "net cash proceeds" received from concentrates and other products produced at the Lac des Iles Mine from May 1, 1994 through December 31, 2000, and (ii) 5% of "net cash proceeds" received from concentrates and other products produced at the Lac des Iles Mine commencing January 2001. The term "net cash proceeds" is defined in the royalty agreement generally as the net proceeds of sale receivable by Lac des Iles Mines Ltd. from the production and sale of concentrates from the Lac des Iles Mine, after deducting the costs of sampling, assaying, transporting and insuring the concentrate; smelter, processing and refining charges and penalties (excluding Lac des Iles Mines Ltd.'s own processing costs) and all applicable taxes and royalties that must be paid in respect of the mining operations. Under the royalty agreement, the Sheridan Group may elect, and has elected, to receive payment of the royalty in kind in respect of palladium and platinum, rather than in cash, and in respect of other metals, the Sheridan Group has elected to receive cash. All mining operations at the Lac des Iles Mine are on the mining leases and are covered by the royalty agreement.

                           OPEN PIT LAC DES ILES MINE

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

LOCATION AND ACCESS

The Lac des Iles Mine and surrounding property are located approximately 85 kilometers northwest of the city of Thunder Bay, Ontario. Paved road access is provided by Ontario Provincial Highway 527, followed by 15 kilometers of an all weather gravel road, maintained by the Corporation. Approximately 82% of the employees reside in the Thunder Bay area.

The property, at an elevation of 490 meters above sea level, is within the Canadian Shield, characterized by low, undulating hills and numerous lakes. Daytime temperatures range from 10(degree)C to 25(degree)C in the summer and from minus 25(degree)C to minus 10(degree)C in the winter.

Thunder Bay, with a population of 117,500, is serviced by road, air, rail and ocean-going vessels. The city is located at the head of the St. Lawrence Seaway. All the services required by the mining operations are available in the city.

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

In 2003, total production from the Lac des Iles open pit amounted to 14.6 million tonnes or 39,895 tonnes per day of ore and waste combined compared to
17.1 million tonnes or 46,793 tonnes per day in 2002. The decrease in mine production was a result of continued crusher problems during the first six months and longer haulage distances attributable to increased pit depth and tailings dam construction. Ore production for 2003 totaled 4.4 million tonnes grading 2.48 grams per tonne of palladium compared to 7.3 million tonnes grading
1.49 grams of palladium per tonne in 2002. At the end of 2003, the broken ore stockpile consisted of 2.1 million tonnes grading 1.57 grams per tonne palladium containing 107,000 ounces of palladium compared to 8.7 million tonnes grading
1.16 grams of palladium per tonne containing 323,000 ounces of palladium at the end of 2002.

The following table sets forth information concerning the production from the Lac des Iles Mine for each of the five years ended December 31, 2003:

------------------------------------- -------------- --------------- --------------- --------------- ---------------
                Year                      2003            2002            2001            2000            1999
------------------------------------- -------------- --------------- --------------- --------------- ---------------
Ore Tonnes Mined                          4,396,847       7,250,963       5,768,157       2,689,634       1,271,816
------------------------------------- -------------- --------------- --------------- --------------- ---------------
Waste Tonnes Mined                       10,164,806       9,828,552      19,174,635       7,508,117       4,115,159
------------------------------------- -------------- --------------- --------------- --------------- ---------------
Total Tonnes Mined                       14,561,653      17,079,515      24,942,792      10,197,751       5,386,975
------------------------------------- -------------- --------------- --------------- --------------- ---------------
Stripping Ratio                              2.31:1          1.36:1          3.32:1          2.79:1          3.23:1
------------------------------------- -------------- --------------- --------------- --------------- ---------------
Average Daily Production                     39,895          46,793          68,336          27,939          14,758
------------------------------------- -------------- --------------- --------------- --------------- ---------------

PROCESSING

The concentrator facility used at the expanded mine has a design capacity of 15,000 tonnes per day. In the third quarter of 2002, a structural failure occurred in the lower frame of the primary crusher, necessitating its shutdown and impacting mill throughput. Portable third party contract crushers were installed to minimize the loss of palladium production during the shutdown period. The primary crusher resumed operation in early March 2003. As the long-term reliability of the primary crusher was doubtful, a new primary crusher was purchased and was put into operation in June 2003. The Corporation carries property damage and business interruption insurance and has submitted a claim to recover losses sustained by the crusher failure.

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

The concentrator processed 5,159,730 tonnes of ore or 14,136 tonnes per calendar day in 2003 at an average palladium head grade of 2.3 grams per tonne and an average palladium recovery of 75.5%. The concentrator throughput was 4,851,621 tonnes of ore in 2002 at an average palladium grade of 1.91 grams per tonne and an average palladium recovery of 73.8%. The Corporation produced 288,703 ounces and

219,325 ounces of palladium in 2003 and 2002, respectively. Although mine production was lower in 2003, palladium production reached a record high as a result of higher palladium feed grade and, particularly during the second half of the year, higher mill throughput and mill operating time.

The average grade of palladium milled was 2.3 g/t in 2003, 1.91 g/t in 2002 and
2.14 g/t in 2001. Production costs per tonne of ore milled were $20.09 in 2003, $20.74 in 2002 and $29.35 in 2001. Cash costs, which include direct and indirect operating costs, smelting, refining, transportation and sales costs, royalties, and property taxes, plus credits for by-products, were US$175 per ounce in 2003, US$264 per ounce in 2002 and US$340 per ounce in 2001. The improvement in the unit cash costs was achieved by a 32% increase in palladium production to 288,703 ounces in 2003 compared to 219,325 ounces in 2002 combined with higher revenue from by-product metals.

The improved mill performance resulted from the installation of the new primary crusher and a number of other factors, including: using a contract secondary crusher to provide fine ore to maximize mill throughput; a significant reduction in the number of unscheduled shutdowns during 2003 which allowed for more regular mill operations and increased metal recovery and operating time; and improved maintenance planning and scheduling which resulted in increased mill availability. In late December 2003, additional flotation cells from the old mill were overhauled and commissioned as part of the second cleaner circuit expansion. Optimization of these flotation cells continued in early 2004.

Several projects are planned for 2004 to further improve mill throughput and reduce operating costs. The Corporation intends to install a secondary crusher at an estimated capital cost of approximately $10 million and eliminate contract crushing. Additional ore processing control systems will be installed in both the grinding and flotation circuits to permit better sampling of concentrate grade and quality, and concentrator reagents will be optimized.

The concentrator produces a palladium rich concentrate that is shipped off-site for final processing. See "Smelting and Refining Agreements".

               Milled        Concentrate      Palladium       Platinum        Gold         Copper         Nickel
   Year       (tonnes)        (tonnes)        (troy ozs)     (troy ozs)    (troy ozs)       (lbs)          (lbs)
---------------------------------------------------------------------------------------------------------------------
2003           5,159,730         36,869          288,703         23,742       23,536     7,142,674         4,070,785
2002           4,851,621         27,179          219,325         19,180       16,030     5,295,486         2,763,654
2001           2,662,240         21,697          123,281         10,073        9,603     3,123,763         1,595,179
2000             893,017         14,271           95,116          6,074        6,035     1,362,266         1,035,485
1999             894,168         10,286           64,441          4,744        4,888     1,377,464           973,817

FACILITIES AND INFRASTRUCTURE

The mining operation includes, in addition to the concentrator, an assay laboratory, a warehouse, electrical shop, a three bay truck shop to service the larger haul trucks, an operations camp, a water treatment plant, a propane storage facility, a fuel storage area and an electrical substation. Power is delivered to the site by a 65 kilometer power line, which ties directly into the northwestern Ontario power grid.

The present tailings management facility ("TMF") has been operating since 1990. Until 1998, the dams were primarily constructed as water retaining dams, comprising rock fill, filters and glacial till or high density polyethylene facing. In 1998 and 1999, dams at the north end of the facility were raised using rock fill and tailings. Further TMF expansion commenced in 2000 to store the tailings produced over the

12 year mine life contemplated in the AGRA Simons Feasibility Study. The dams have been raised and are constructed of non-reactive rock fill, filters and geotextile. The TMF is a stable impoundment, where erosion is minimized, runoff is managed, water is returned to the concentrator as needed and excess water is stored until it can be treated and released. The design of the expanded operation provides for closure and reclamation of the facility.

2003 EXPLORATION

In 2003, diamond drilling at the Lac des Iles Mine (19 holes aggregating 6,011 metres) was carried out southeast of the Roby Zone pit in an effort to discover additional near-surface bulk mineable mineralization. In addition, several deep holes were drilled to the southwest side of the Roby pit. One hole intersected the possible southern extension of the Offset High Grade Zone, 180 metres south of previous drilling. Finally, one hole was drilled to test a magnetotelleurics anomaly to try and identify a massive sulphide body at depth. No significant sulphides were encountered at the target depth however, a previously unknown zone of palladium mineralization was encountered higher up in the hole.

CURRENT EXPLORATION

Exploration for 2004 will include both resource development and grass roots programs. The greatest potential for expanding resources remains within the immediate Lac des Iles area. Consequently, core drilling will be conducted on the southeast and southwest extensions of the Roby zone. The Corporation will also continue grass roots exploration on recently acquired properties located within 100 kilometres of the mine.

OTHER PROPERTIES

In 2003, the Corporation continued to pursue new properties beyond the Lac des Iles Mine, with a focus on those with established base and precious metals resources.

The Corporation has an option to acquire a 60% interest in the Roaring River property located 60 kilometres north of Lac des Iles. The 5,404 hectare Roaring River property contains a large complex mafic intrusion, similar to the Lac des Iles intrusion.

Exploration at Roaring River is handicapped by extensive overburden cover, the few bedrock exposures that have been observed on the property were found to exhibit features similar to that seen within the Roby Zone. Prospecting discovered numerous large boulders containing elevated base metal and PGE values. The bedrock source of the boulders remains undiscovered but is believed to be proximal to the mineralized float.

The exploration program in 2003 consisted of geological mapping, soil sampling, and ground geophysical surveys. A diamond drill program, to test the postulated source area(s) for the mineralized boulders, is planned for the second quarter of 2004.

In December 2003, the Corporation entered into an option and joint venture agreement with Inco relating to Inco's Haines and Conacher properties, located approximately 80 kilometres southwest of Thunder Bay, which surround Inco's former Shebandowan mine and are contiguous with the Corporation's Haines property. Combined with the Corporation's options on two adjacent properties, the Shebandowan Lake project in the Haines and Conacher districts now covers approximately 7,000 hectares.

The Corporation's original option on the Haines property was based on the discovery of palladium mineralization contained in the matrix of a magmatic breccia similar to that found at the Lac des Iles Mine. Another similarity to the Lac des Iles Mine is the widespread occurrence of palladium associated with pegmatitic pyroxenite and gabbro. In addition, nickel and copper-bearing massive sulphide bodies were discovered on the property in the 1960s in a structure that also controls the location of the Shebandowan mine, to the immediate east. Mapping and sampling and overburden stripping by the Corporation during 2003 resulted in the discovery of similar mineralization as well as several unrelated styles of gold mineralization. In 2004 the combined Shebandowan Lake properties will be subject to an airbourne geophysical survey and diamond drilling to test priority targets.

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

Split core is assayed by Accurassay Laboratories Ltd. of Thunder Bay. Precious metals values are determined by fire assay followed by atomic absorbtion finish and base metal values by atomic absorbtion. Pulverized rock standards are inserted at every thirtieth sample, a blank split core sample is inserted every twentieth sample, and for every twentieth sample, two subsamples of the coarse crush reject are sent to one independent laboratory (ALS Chemex or Lakefield Research), and the minesite laboratory.

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The resource and reserve model developed by the Corporation utilizes the classification system and definitions set forth in National Instrument 43-101 Standards Of Disclosure For Mineral Projects ("National Instrument 43-101") which classifies resources into measured, indicated and inferred confidence categories and classifies reserves as proven and probable. The standards applied by the Corporation conform to the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Reserves - Definitions and Guidelines adopted by the CIM Council on August 20, 2000.

Mr. Chris Turek, P.Eng., former Mine Superintendent, Mr. Douglas Kim, P. Geo., Technical Services Manager, and Mr. Clay Craig, P. Eng., Chief Engineer prepared the reserve and resource estimates for the open pit mine. Mr. Turek is a former employee, and Messrs. Kim and Craig are employees of the Corporation and each is a qualified person under National Instrument 43-101.

Resources are inclusive of reserves. Reserves are presently defined on a palladium-only basis. The deposit is polymetallic by nature, with economically recoverable credits for platinum, gold, copper, nickel and cobalt. The majority of revenue is derived from palladium averaging about 67% of revenues in 2003. Geochemical and statistical correlations between the metals are sufficiently robust that grade control based on palladium only, corrected for by-products, is sufficient for making economic decisions.

The reserve estimates are diluted and based upon a cut off grade of 1.1 grams of palladium per tonne for the open-pit mine, assuming a long-term palladium metal price of US$325 per troy ounce.

NOTE TO U.S. SHAREHOLDERS

The Corporation is required under Canadian law (National Instrument 43-101) to report mineral reserves and resources using the classification system set out in the CIM standards. These guidelines establish definitions for the reporting of exploration information, mineral resources and mineral reserves in Canada. These definitions have not been adopted for use in the United States by the Securities and Exchange Commission (the "SEC").

The CIM definitions of proven and probable reserves are substantially similar to the definitions of proven and probable reserves as set out Industry Guide No. 7 under the U.S. Securities Act of 1933, as amended. In addition, Canadian law requires disclosure of mineral resources be classified as measured, indicated and inferred resources if such resources are material to the company. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized by Canadian securities regulators, they are not defined terms under the standards in the United States. As such, the information contained in this AIF (and in particular the sections entitled "Reserves" and "Resources") concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of the mineralization classified in these categories will ever be reclassified as reserves.

RESERVES

The following table sets forth the estimated open pit reserves at the Lac des Iles Mine as at December 31, 2003:

   RESERVES       TONNES      PALLADIUM    PLATINUM       GOLD        COPPER      NICKEL      PALLADIUM    PLATINUM
                   (000)        (G/T)        (G/T)        (G/T)        (%)          (%)       (000 OZ.)    (000 OZ.)
----------------------------------------------------------------------------------------------------------------------
Proven            25,812        1.72         0.19         0.14         0.06        0.08         1,428           161
Probable          10,391        2.14         0.23         0.16         0.07        0.08          715             76
----------------------------------------------------------------------------------------------------------------------
Total             36,203        1.84         0.20         0.15         0.06        0.08         2,143           237
======================================================================================================================

A basic dilution strategy is applied on a selective basis to the reserve model. With the higher grade Roby High Grade and gabbronorite rock types, grades are diluted by 10%. Within the other ore-bearing rock units, material is diluted by 10% with the diluting material assumed at a 0.4 g/t palladium grade (the average grade of the surrounding waste material). Mining recovery in all cases is assumed at 90%.

See "Note to U.S. Shareholders".

RESOURCES

The following table sets forth the estimated open pit resources at the Lac des Iles Mine as at December 31, 2003:


  RESOURCES       TONNES     PALLADIUM     PLATINUM      GOLD        COPPER      NICKEL      PALLADIUM    PLATINUM
                  (000)        (G/T)        (G/T)        (G/T)        (%)          (%)       (000 OZ.)    (000 OZ.)
---------------------------------------------------------------------------------------------------------------------
Measured          33,839        1.73         0.20        0.14         0.06        0.08         1,880         215
Indicated         16,103        1.97         0.22        0.15         0.07        0.08         1,020         113
---------------------------------------------------------------------------------------------------------------------
Total             49,942        1.81         0.20        0.14         0.06        0.08         2,900         328
=====================================================================================================================
Inferred           110          1.49         0.17        0.11         0.06        0.07           5            1
=====================================================================================================================

1. THE RESOURCES ARE INCLUSIVE OF RESERVES. The resources were estimated using a cut-off grade of 1.1 grams of palladium per tonne. The cutoff grade used in the resource estimates reflect the current estimated life-of-mine costs of mining and processing, in conjunction with smelting and transportation costs consistent with current contracts. The metal ounces listed in the table above are on a contained basis without adjustment for processing or smelting recoveries. Resources which are not reserves do not have demonstrated economic viability.

See "Note to U.S. Shareholders".

SMELTING AND REFINING AGREEMENTS

The Corporation's agreements with Falconbridge and Inco provide for the sale of the Corporation's concentrates produced at the Lac des Iles Mine and, ultimately, the smelting and refining of the principal metals contained in the concentrates.

The agreement with Falconbridge ends on March 31, 2006. Under the agreement, Falconbridge purchases the Corporation's concentrates and, will settle in cash or, at the Corporation's discretion, make available to the Corporation the refined palladium, platinum and gold at Falconbridge's refining facilities in Kristiansand, Norway. In certain circumstances, such as default of performance, insolvency or ceasing to carry on business, the agreement can be terminated by the party not in default, insolvent or ceasing to carry on business. The agreement can be suspended in the event of a force majeure.

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

In connection with the expanded operations, the Corporation amended the existing closure plan under the Ontario Mining Act, which includes an increase in the amount of financial assurance as required by the Ministry of Northern Development and Mines ("MNDM"). The closure plan and financial assurance agreement was submitted to the MNDM in April 2001. Under this agreement, the Corporation will provide financial assurance of $7.8 million payable in installments of $100,000 per month over six years. As at March 31, 2004, the Corporation had approximately $5 million on deposit with the MNDM. The closure plan and financial assurance were accepted on June 21, 2001.

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

Turbid water escaped from the South Starter dam of the TMF on four occasions in 2002. In each instance the Corporation notified the Ministry of the Environment and commenced remedial action immediately, including stopping the source of the leak, recovering turbid water to the extent possible and weekly monitoring of possible effects on the environment. The cause of the seepage was identified and remedied. The Ministry of the Environment reviewed the matter and no action was taken by the Ministry of the Environment.

On October 7, 2003, the Corporation commenced a controlled discharge from the TMF pursuant to the Corporation's certificate of approval issued by the Ministry of the Environment. Samples of the effluent were taken as required by applicable laws and regulations. In late November 2003, the Corporation received the results from the sample analysis which showed that the effluent failed one acute lethality test for Rainbow Trout and Daphnia Magna (water flea). The Corporation ceased discharging effluent immediately and notified the Ministry of the Environment. The Corporation has concluded that the failure of the effluent to pass the acute lethality test resulted not from the composition of the effluent, but from a reagent that was used in the clarification process. The reagent in question has been replaced with a new reagent that has successfully met all authorization limits set out in the applicable regulation and passed acute lethality testing.

                     PROPOSED UNDERGROUND LAC DES ILES MINE

On January 31, 2003, RPA was commissioned to prepare a pre-feasibility study (the "RPA Pre-Feasibility Study") for establishing an underground mine in the Roby High Grade Zone below the existing Roby open pit operation (the "Roby Pit"). The purpose of the Pre-Feasibility Study was to demonstrate the economic viability of a palladium underground mining operation below the existing open pit; provide a cost effective underground development plan and schedule; and provide operating and capital cost estimates to a feasibility study level for both contractor and owner operated scenarios. The Pre-Feasibility Study was completed on July 31, 2003.

In October 2003, an independent contractor was retained to review the Pre-Feasibility Study and to prepare a request for proposal ("RFP") for a feasibility study for the underground mine (the "Project"). The RFP was issued on October 24, 2003 and the mandate was awarded to RPA in November 2003.

The feasibility study prepared by RPA is dated February 27, 2004 and titled "Feasibility Study for Underground Mining at the Lac des Iles Mine" (the "RPA Feasibility Study"). In completing the Feasibility Study, RPA used its own senior staff, together with Itasca Consulting Canada Inc. for geomechanics assessment and McIntosh Engineering Ltd. for design and drafting services for electrical design.

All of the technical information (including financial information) contained in this AIF relating to the Project has been taken from the Feasibility Study. A technical report, prepared by Graham G. Clow, P. Eng and David W. Rennie, P. Eng of RPA, incorporating certain information from the Feasibility Study has been filed on SEDAR. Messrs. Clow and Rennie are employees of RPA, have confirmed their independence to the Corporation and are qualified persons under National Instrument 43-101. Messrs. Clow and Rennie prepared the reserve and resource estimates for the proposed underground mine at the Roby High Grade Zone.

RESOURCES AND RESERVES

The underground portion of the Roby deposit is a continuation to depth of the Roby High Grade Zone that forms the core of the Roby Pit reserves. The underground deposit lies below the ultimate pit bottom of the Roby Pit at an elevation of 209 metres above sea level, and extends to a depth of 170 metres below sea level, for a total dip length of 444 metres.

The following table sets forth the underground resources for the Roby Deposit as estimated by RPA in the RPA Feasibility Study:


RESOURCE CATEGORY                        TONNES      PALLADIUM       PLATINUM       GOLD        COPPER       NICKEL
                                         (000)         (G/T)          (G/T)         (G/T)         (%)         (%)
--------------------------------------------------------------------------------------------------------------------
Indicated                                4,496          7.35           0.43         0.35         0.07         0.08

Inferred                                   -             -              -             -            -           -

1. The resource categories follow the definitions contained in National Instrument 43-101. The resources are inclusive of reserves.
2. Resources are calculated at a cutoff grade of 4.5 grams per tonne for palladium (5.0 grams per tonne palladium equivalent) and an average long-term palladium price of US$325 per ounce.
3. Resources are estimated to commence at an elevation of 209 metres above sea level, the ultimate pit bottom of the Roby Pit.

The sub-vertical deposit strikes in a northerly direction over a maximum length of 440 metres. It pinches out to the north and south, and is wider towards the south. Thickness ranges from 2 metres to 34 metres and averages 11 metres. The highest grades are generally in the thicker mineralized areas to the south and above 30 metres below sea level. The zone is continuous along strike and dip and appears to be quite repetitive and predictable from level to level.

A nominal target of 2,000 tonnes of ore per day from underground was chosen by RPA as the most appropriate rate for both the size of the deposit and the allowable time for pre-production development. This target rate is referred to in the RPA Feasibility Study as the "Base Case". RPA identified several constraints in assessing access alternatives and coordinating the underground operations with the open pit. RPA concluded that ramp access from within the open pit would be the most economical alternative. RPA recommends that the portal be located in the pit wall, and ore be hauled in 60 tonne trucks directly from the mine to a stockpile area near the surface crusher.

In general, ground conditions are expected to be very good, based on observations in the open pit, from drill core, and from geomechanics testwork. This will favour large open spans, and reasonable mineral resource recoveries should be attainable without the need for backfill. The chosen mining method for the RPA Feasibility Study is sublevel retreat longitudinal longhole stoping with no fill. The mining block interval is 70 metres floor to floor including a 15 metre to 25 metre sill pillar below each haulage level. Stopes will be 45 metres to 55 metres high by the width of the orebody.

The RPA Feasibility Study states that, initially, mining will be concentrated in the southern half of the underground mine, where orebody thickness and grades are highest. Stopes will be mined retreating from the north and south extremities towards a 50 metre wide main rib pillar situated at the centroid of the mineral deposit. A single 15 metre wide side rib pillar will be left on the north side for added stability. Up to four stopes will be in operation at any one time.

Average stope dilution has been calculated by the RPA Feasibility Study at 15% by adding an amount of hangingwall and footwall to the resource tonnage. Drift dilution has been calculated as 35%, giving a total mining dilution of 16%. Mining limits will be assay cut offs, and dilution will carry mineral grades estimated at 1.10 grams of palladium per tonne. Design extraction is estimated by the RPA Feasibility Study to be 83% of the resources, with unrecovered ore tied up mostly in the crown pillar (20 metres) and the sill pillars.

The following table sets forth the underground reserves for the deposit as estimated by RPA in the RPA Feasibility Study:


RESERVES                       TONNES      PALLADIUM      PLATINUM         GOLD           COPPER           NICKEL
                                (000)        (G/T)         (G/T)          (G/T)             (%)             (%)
----------------------------------------------------------------------------------------------------------------------
Probable
   Stopes                       2,218         6.69          0.40           0.33            0.06             0.08
   Drifts                         225         5.72          0.35           0.27            0.05             0.07
   Recoverable Pillars          1,098         6.67          0.41           0.36            0.07             0.09
----------------------------------------------------------------------------------------------------------------------
Total Probable                  3,542         6.62          0.40           0.34            0.07             0.08
======================================================================================================================

1. The reserve categories follow the definitions contained in National Instrument 43-101.
2. Reserves were calculated at a cutoff grade of 4.5 grams per tonne for palladium (5.0 grams per tonne palladium equivalent) and an average long-term palladium price of US$325 per ounce.
3. Reserves were estimated to commence at an elevation of 209 metres above sea level, the ultimate pit bottom of the Roby Pit plan.
4.   Dilution was estimated to average 16%.
5.   Extraction was designed to be 83% of the resource.

Mobile equipment for the mine is expected to include two electric hydraulic drill jumbos, one longhole drill, one emulsion truck, three 8 cubic yard scooptrams, and three 60 tonne trucks, along with other service and support equipment. Total intake ventilation for the mine is designed to be 425,000 cubic feet per minute. There will be one intake ventilation raise/secondary egress situated outside the ultimate open pit limits and air will exhaust up the main ramp.

The Corporation has carried out metallurgical test work on the underground ore and has determined that no modifications are required to process a blend of underground and open pit ore. For purposes of the RPA Feasibility Study, the Corporation advised RPA that the palladium recovery of underground ore was expected to be higher (+80%) than that being achieved on the open pit ore in the mill (75% to 80%).

Based on the RPA Feasibility Study, at full complement there will be an underground workforce of 70 hourly and 11 management and technical staff. Hourly employees will work two ten-hour shifts per day on a two week on/one week off rotation. Contractors will be retained during the pre-production period to install the ventilation raise. During the mine life, there will be an ongoing contractor presence for infill diamond drilling. A contract crew will continue to extend the ventilation raise into production as lower levels of the mine are reached.

Permitting and approvals requirements are expected by RPA to be minimal, as the underground mine will be an extension of the much larger and higher impact open pit operations. The Corporation does not anticipate any environmental issues or aboriginal or local opposition to the development of the underground mine. Changes to services such as potable water and sewage systems will be suitably permitted.

CAPITAL COSTS

The following table sets forth the estimated capital costs of the Project (in constant 2004 dollars) as set forth in the RPA Feasibility Study.

                                                               COST
                                                            (CDN$000S)
                                                            ----------
       Mine development                                        15,855
       Buildings                                                4,582
       Engineering, procurement and                             1,431
         construction management
       Indirect costs                                           1,380
       Owner's costs                                            9,937
       Contingency                                              2,755
                                                            ---------
       Sub-total                                               35,940

       Capitalized operating costs                                947
       Less pre-production development revenue                (6,530)
                                                            ---------
       Total                                                  $30,358

The capital cost estimate covers a 16-month pre-production period and includes all costs for the development of the underground mine based upon 2,000 tonnes ore per day for its 4.7 year mine life.

Mine development includes all rockwork and support with productivities calculated from base data (for example, for each face, the number of holes required, powder factors assigned, manpower for operating each item of equipment and other costs). It also includes all stationary and electrical equipment. Major mobile equipment will be leased and phased in during pre-production as it is required. Equipment leases are currently scheduled to be expensed as an operating cost during production. Smaller equipment such as mine service vehicles and the shuttle bus will be purchased outright.

Indirect costs include items such as plant commissioning, first fills for consumables, freight and insurance.

Owner's costs cover all pre-production labour, including recruitment, equipment leases and diamond drilling.

Contingencies have been estimated at 10% for development, 10% for equipment, and 10% for services and owner's costs. Contingencies are not applied to indirect costs and to some small items of equipment. The average contingency for the Project is 8%.

Closure costs related to the overall underground site are assumed to be minimal. These include removal of underground equipment and services, and capping of the ventilation raises. Costs are expected to be recovered from the salvage value of equipment.

During pre-production, approximately 100,000 tonnes of ore will be produced, generating revenue of $6.5 million. It was assumed for evaluation purposes that this was in addition to and does not replace open pit feed.

Sustaining capital is estimated at $5.3 million during the mine life, covering ventilation raise extension, major equipment rebuilds in 2008 and equipment lease residuals. Main ramp development after startup was included in operating costs.

OPERATING COSTS

The operating cost estimate for the underground mine covers a 4.7 year mine life from September 2005 to June 2010 and were estimated in detail from a zero base.

The average total unit cash operating cost over the mine life is estimated by RPA to be $39.79 per tonne milled, or $152 per ounce of palladium (net of by-product credits). This includes mining, ore haul, milling, power, equipment leases, and general and administrative costs.

PROJECT RISK

According to the RPA Feasibility Study, this is a relatively low risk mine project. The underground mine is being developed beneath an existing open pit where the surface infrastructure is in place, including crusher and concentrator. Resources and reserves have been estimated in accordance with the requirements of National Instrument 43-101 from an extensive database built up over five years. The underground mineral deposit lies within the same competent rocks as in the overlying open pit, and ground conditions are expected to be good. Development and production plans have been prepared from a zero base using known operating and productivity specifications. Costing has been derived from firm quotations from equipment suppliers and contractors.

Geomechanics testwork has indicated that large openings created with longhole retreat mining need to be supported by a recoverable central main rib pillar and a side rib pillar to minimize the chance of major ground falls in the later stages of mining. It is expected that 83% of the reserves will be recoverable using this method, where the majority of the non-recoverable ore will be in thin, lower grade pillars.

CASH FLOW ANALYSIS

A pre-tax cash flow projection was generated by RPA from the life of mine capital and operating cost data prepared from the parameters set forth in the Feasibility Study. The following table summarizes the key economic criteria used by RPA to prepare the cash flow projection:

     REVENUE

     o    2,000 tonnes per day mining from underground (720,000 tonnes per year), for a total daily mill throughput of 16,500 tonnes per day including open pit production
     o    metal price assumptions:
               Palladium:       US$325 per ounce
               Platinum:        US$700 per ounce
               Gold:            US$375 per ounce
               Copper:          US$0.90 per pound
               Nickel:          US$5.50 per pound
     o metallurgy as per the Corporation's 2004 budget and current operating experience
     o    palladium metal recovery 83%
     o    net smelter returns based on existing terms with Inco and Falconbridge
     o    revenue is recognized at the time of production
     o    exchange rate US$l: Cdn$1.33
     o    5% net smelter return royalty payable to the Sheridan Group

     COSTS
     o    pre-production period 16 months (commencing May 1, 2004)
     o    mine life of 4.7 years (commencing September 2005)
     o    production plan as set out in the RPA Feasibility Study
     o mine life capital totals Cdn$36.7 million, net of pre-production revenue
     o the average operating cost over the mine life is Cdn$39.79 per tonne milled

The economic analysis was carried out by RPA assuming operations are on a stand alone basis where underground production is considered incremental to the higher-output ongoing open pit operation. Some costs, such as indirect costs, currently are wholly absorbed by open pit mining. A more complete economic assessment of the impact of underground mining will require analysis of cash flow projections both for the total open pit and underground, and for the open pit alone.

According to the RPA Feasibility Study (and based on the economic criteria set out above), for the underground mine on a stand-alone basis, the undiscounted pre-tax cash flow for the Base Case totals $92.0 million over the mine life, and simple payback occurs by the first quarter of 2007 (15 months).

The unit operating cost is estimated by RPA to be US$152 per ounce of palladium, net of by-product credits. The mine life capital unit cost is estimated to be US$48 per ounce, for a total cash cost of US$200 per ounce of palladium. Average annual palladium production from underground during operation is estimated to be 118,000 ounces per year.

The net present value for the base case pre-tax model was calculated by RPA using a 10% discount rate, based on constant 2004 dollars and a relatively short mine life (4.7 years). According to RPA, introducing inflation/deflation criteria to the model would make little difference to the figures.

Over recent years, Canadian mining companies have used discount rates between 12% and 15% for project evaluation of Canadian greenfield projects. Projects in other countries are likely to be discounted at higher rates, to reflect an added risk element. An incremental project to a Canadian-based existing profitable mining operation can be expected to carry a lower risk premium. As a result, RPA considered a 10% discount rate for the Project as appropriate for project evaluation purposes.

The following table sets forth the net present value based upon discount rates of 5%, 10% and 15%, and exchange rates and prices listed above under "Revenue":

                                                      DISCOUNT RATE
                                            -----------------------------------
                                                5%          10%         15%
                                                --          ---         ---
          Net present value (Cdn$000)         $69,151     $52,195     $39,437
          Internal rate of return (IRR)         58%

On February 27, 2004 the United States dollar exchange rate was $0.75 per Cdn$1.00 and the closing metal prices on that day pertinent to the Project were as follows:

          Palladium:        US$235 per ounce
          Platinum:         US$895 per ounce
          Gold:             US$394 per ounce
          Copper:           US$1.35 per pound
          Nickel:           US$6.69 per pound

Using these prices and exchange rate, the undiscounted pre-tax cash flow for the Base Case totals $41.3 million and the net present value at 10% is estimated by RPA to be $18.8 million. The unit operating cost is estimated to be US$129 per ounce of palladium, net of by-product credits. The mine life capital unit cost is estimated to be US$50 per ounce, for a total estimated cash cost of US$179 per ounce of palladium.

SENSITIVITY ANALYSIS

The following table sets forth RPA's analysis of the sensitivity of the Project to specified variables:

                                                                                                  % CHANGE FROM BASE
ITEM                              UNIT             BASE CASE VALUE        VALUE AT NPV=O(1)            CASE(1)
----------------------------------------------------------------------------------------------------------------------
Palladium price                US$ per oz               US$325                  US$216                    -33
Operating cost               Cdn$ per tonne           Cdn$39.79               Cdn$62.23                   +56
Capital cost                     Cdn$000              Cdn$36,700              Cdn$93,900                 +156
Exchange rate                   US$:Cdn$               US$0.75                 US$0.99                    +32
Pd Head grade                    g/t Pd                  6.62                    4.33                     -35
Extraction                     Tonnes 000               3,542            18 months production

(1)  For each value, all other Base Case values remain constant.

According to the RPA Feasibility Study, the Project is most sensitive to external economic criteria related to the palladium price (spot price and the Canadian/United States dollar exchange rate). Any further rise in the Canadian dollar will have a direct impact on Project viability since costs are almost entirely in Canadian dollars and revenues are in United States dollars. The major Project risk will arise if there is a combination of significant weakening of the U.S. dollar combined with a prolonged period of lower palladium spot prices. Based on the palladium price at the date of the RPA Feasibility Study, the Project is less robust, but still has a positive net present value. The RPA Feasibility Study sets out the following additional Project sensitivities:

     o PALLADIUM HEAD GRADE. Head grade should not change significantly from the estimates used in the RPA Feasibility Study unless there is increased dilution, perhaps caused by unforeseen poor ground conditions. Geomechanics testwork and the experience of open pit ground conditions suggest that this is unlikely, especially during primary stope extraction. Should grades fall through increased dilution in the pillar recovery stage, there will be the option to leave broken ore in the drawpoints.

     o EXTRACTION. The Base Case undiscounted payback period is 15 months from production start up. This is the point at which production could cease and the mine would be in a nominal breakeven situation in terms of Base Case assumptions.

     o CAPITAL AND OPERATING COSTS. These costs have been calculated from a zero base using firm price quotations and known manpower and equipment productivities. Capital costs are estimated to an accuracy of +15%/-10%. The Project is not particularly sensitive to capital cost overruns. Rises in consumable costs (fuel and power) could increase unit operating costs. It is unlikely such cost rises would seriously endanger Project viability unless they were combined with adverse changes in other variables such as exchange rates and palladium price.

The Project has a rapid simple payback of 15 months, which, according to the RPA Feasibility Study, minimizes the chance for adverse changes in underlying fundamental variables to have a significant effect on overall Project viability.

CONCLUSIONS AND RECOMMENDATIONS

According to the RPA Feasibility Study, in RPA's opinion the Project is a relatively low risk operation from a technical viewpoint. The underground mine will lie down dip and directly beneath the open pit mine, which has been in operation since 1993. Metallurgical response is predictable and proper environmental controls are in place. Site infrastructure is well established, and permitting for an underground operation has been discussed with the relevant ministries, with no difficulties being foreseen. Provision of services such as power, water and sewage are incremental to those existing for the open pit mine. In RPA's opinion, the key risks to the Project lie in two areas:

     o A decline in the palladium price to approximately US$216 per ounce results in a breakeven discounted cash flow. The Project is somewhat sensitive to nickel and platinum prices as well. A decline in the nickel price to approximately US$4.00 per pound and platinum to approximately US$500 per ounce would result in a break even discounted cash flow at the palladium price of US$235 as of the date of the RPA Feasibility Study.

     o Extraction of the ore without fill presents some risk, which geomechanical modelling shows should be manageable. In RPA's opinion, the investment in backfill is not warranted at present palladium prices.

The current schedule calls for work to commence in May 2004. RPA believes it is unlikely that an acceptable crew and equipment can be acquired by that time and, accordingly, RPA recommends that the Corporation retain a contractor to carry out the initial phase of portal development and decline development to the first ventilation raise bypass.

Based upon the price forecast used in the analysis, RPA has recommended that the Corporation proceed with the development of the underground mine.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following financial information is in Canadian funds in thousands of dollars except per share amounts.

                                                         As at or for the year ended December 31
                                                2003                      2002                      2001
                                      ------------------------------------------------------------------------------
Total assets                                       393,692                 415,923                   417,766
Total long-term liabilities                         40,561                  86,889                   118,237
Shareholders' equity                               299,955                 260,071                   244,112
Revenue from metal sales                           192,141                 176,773                   121,496
Net earnings                                        38,378                  15,082                     7,188
Net earnings per share
 - basic                                              0.76                    0.30                      0.14
 - diluted                                            0.75                    0.30                      0.14
Dividends                                                -                       -                         -

The Corporation has not paid any dividends to date on its common shares. In addition, the payment of dividends on the common shares is restricted under the Corporation's credit facilities with a Canadian chartered bank and with Kaiser-Francis Oil Company. Accordingly, it is not anticipated that the Corporation will pay any dividends on its common shares in the near future. The actual timing, payment and amount of any dividends will be determined by the board of directors from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the board of directors may consider relevant.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


Reference is made to "Management's Discussion and Analysis of Financial Results" on pages 16 through 20 of the 2003 Annual Report to shareholders, which pages are incorporated herein by reference.

Selected consolidated financial information for the last eight quarters ended December 31, 2003 (in thousands of dollars except per share amounts) is set forth below:

                         Dec 31      Sept 30    June 30        Mar 31       Dec 31      Sept 30      June 30    Mar 31
                          2003         2003       2003          2003         2002         2002         2002       2002
------------------------------------------------------------------------------------------------------------------------
Revenue                  59,805       42,585     44,631        45,120       43,904       46,547       41,745     44,577
Net income (loss)        16,092        3,535     10,361         8,390      (1,579)        2,894        7,521      6,246
Net income
 per share
 - basic                   0.32         0.07       0.20          0.17       (0.03)         0.06         0.15       0.12
 - diluted                 0.31         0.07       0.20          0.17       (0.03)         0.06         0.15       0.12

                              MARKET FOR SECURITIES

The common shares are listed on the Toronto Stock Exchange under the symbol "PDL" and on the American Stock Exchange under the symbol "PAL".

                             DIRECTORS AND OFFICERS

--------------------------------------------- ------------------------------------- --------------------------------
            NAME AND POSITION(S)
         HELD WITH THE CORPORATION                    PRINCIPAL OCCUPATION                  DIRECTOR SINCE
--------------------------------------------- ------------------------------------- --------------------------------
Michael P. Amsden, P.Eng.(2) (3)(4)           Retired senior mining executive       April 1995
Chairman
Oakville, Ontario
--------------------------------------------- ------------------------------------- --------------------------------
Steven R. Berlin, C.P.A.(1) (2)(6)            Vice President and Co-Chief           February 2001
Director                                      Financial Officer, Kaiser-Francis
Tulsa, Oklahoma                               Oil Company
--------------------------------------------- ------------------------------------- --------------------------------
Andre J. Douchane(4)                          Officer of the Corporation            April 2003
Director, President and Chief Executive
Officer
Toronto, Ontario
--------------------------------------------- ------------------------------------- --------------------------------
Louis J. Fox, J.D.(3)(5)(6)                   Private Businessman; Consultant       June 2000
Director
Fort Lauderdale, Florida
--------------------------------------------- ------------------------------------- --------------------------------
A.M. (Sandy) Laird, P.Eng.(3) (4)(5)          Retired senior mining executive       June 2000
Director
Vancouver, British Columbia
--------------------------------------------- ------------------------------------- --------------------------------

--------------------------------------------- ------------------------------------- --------------------------------
            NAME AND POSITION(S)
         HELD WITH THE CORPORATION                    PRINCIPAL OCCUPATION                  DIRECTOR SINCE
--------------------------------------------- ------------------------------------- --------------------------------
Richard H. Sutcliffe, Ph.D.(1)(2)(4)          President and Chief Executive         January 1999
Director                                      Officer, Patricia Mining Corp. and
Ancaster, Ontario                             URSA Major Minerals Incorporated,
                                              each a natural resource company
--------------------------------------------- ------------------------------------- --------------------------------
Gregory J. Van Staveren, C.A., C.M.A.,        Strategic Financial Consultant        February 2003
C.P.A.(1)(5)(6)
Director
Toronto, Ontario
--------------------------------------------- ------------------------------------- --------------------------------
George D. Faught, C.A.                        Officer of the Corporation
Vice President Finance and Chief Financial
Officer
Toronto, Ontario
--------------------------------------------- ------------------------------------- --------------------------------
Ray J. Mason, B.Sc.                           Officer of the Corporation
General Manager
Thunder Bay, Ontario
--------------------------------------------- ------------------------------------- --------------------------------
Bruce W. Mackie                               Officer of the Corporation
Vice President, Exploration and Corporate
Development
Oakville, Ontario
--------------------------------------------- ------------------------------------- --------------------------------
Douglas H. Bache                              Officer of the Corporation
Treasurer
Burlington, Ontario
--------------------------------------------- ------------------------------------- --------------------------------
Michael C. Thompson, F.C.C.A.                 Officer of the Corporation
Manager Administration
Thunder Bay, Ontario
--------------------------------------------- ------------------------------------- --------------------------------
Mary D. Batoff, LL.B.                         Consultant
Secretary and General Counsel
Toronto, Ontario
--------------------------------------------- ------------------------------------- --------------------------------

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

Each director or officer listed above has held the same principal occupation during the past five years except as described below:

Mr. Berlin has been the Vice President and Co. Chief Financial Officer of Kaiser-Francis Oil Company ("Kaiser-Francis"), the Corporation's principal shareholder, since February 1999 on a part-time basis and since

September 1999 on a full-time basis. From November 1999 until January 30, 2004, he was also Chief Financial Officer and Treasurer of PetroCorp Incorporated. Prior to September 1999, Mr. Berlin was on the faculty of the University of Tulsa.

Mr. Douchane was President of Management Inc., a management consulting firm. Prior to April 2002, he was President and Chief Operating Officer of Chief Consolidated Mining Co. and prior to June 2001 he was Vice-President Operations of Franco-Nevada Mining Corp., a mining and metals royalty company.

Mr. Van Staveren, prior to September 2001, was Vice President Finance and Chief Financial Officer of Martinrea International, formerly Royal Laser Tech Corporation, a metal fabrication company.

Mr. Faught was the Chief Financial Officer of William Resources Inc., a natural resource company, prior to November 1999.

Mr. Mason was resident manager of Wabush Mines, Labrador prior to July 2001, and previously held senior positions with a number of mines in Canada.

Mr. Mackie was an independent consultant providing services to junior mining companies prior to February 2004. Prior to 2002 he was the senior geologist/analyst for Battle Mountain Canada Ltd., a gold and silver mining company.

Mr. Bache was Director, Strategic Planning and Corporate Development of Inco Limited ("Inco"), a nickel mining and processing company. Prior to October 2002 he was Assistant Comptroller, Financial Planning and Analysis of Inco and prior to July 2001 he was Assistant Treasurer of Inco.

Mr. Thompson was a consultant prior to June 2000 and prior to January 2000 was general manager of Riverside Grain Products, a starch manufacturing company.

Ms. Batoff was the Corporate Secretary of William Resources Inc., a natural resource company, prior to July 1999.

Mr. Berlin is the nominee of Kaiser-Francis, the Corporation's principal shareholder, which has advised the Corporation that it intends to vote the common shares which it owns in favour of his re-election as a director.

The number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and senior officers of the Corporation is 77,793, less than 1% of the common shares issued and outstanding.

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

Claims of wrongful dismissal totaling $0.4 million have been made against the Corporation by former employees. Discoveries of the parties commenced in December 2003 and were adjourned; no dates have been set to continue discoveries. No provision has been made in the financial statements, as management believes that the Corporation has valid defenses to these claims.

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

THE CORPORATION CANNOT ASSURE THAT IT WILL MEET ITS GOALS FOR PRODUCTION AND OPERATING COSTS AND IF IT DOES NOT, ITS OPERATING RESULTS WILL BE ADVERSELY AFFECTED.

Planned production levels and operating costs are estimated based on the Corporation's experience in operating its mine and the RPA Feasibility Study. These estimates are subject to numerous uncertainties, many of which are beyond the Corporation's control. The Corporation cannot make assurances that its actual production levels will not be substantially lower than its estimates or that its operating costs will not be materially higher than anticipated.

IF RESERVE ESTIMATES ARE NOT ACCURATE, PRODUCTION MAY BE LESS THAN ESTIMATED WHICH WOULD ADVERSELY AFFECT THE CORPORATION'S FINANCIAL CONDITION AND RESULT OF OPERATIONS.

Reserve estimates are imprecise and depend on geological analysis based partly on statistical inferences drawn from drilling, which may prove unreliable, and assumptions about operating costs and metal prices. The Corporation cannot be certain that the reserve estimates are accurate and cannot guarantee that it will recover the indicated quantities of metals. Future production could differ dramatically from such estimates for the following reasons:

     o mineralization or formations at the mine could be different from those predicted by drilling, sampling and similar examinations;
     o declines in the market price of palladium may render the mining of some or all of the reserves uneconomic; and
     o the grade of ore may vary significantly from time to time and the Corporation cannot give any assurances that any particular quantity of metal will be recovered from the reserves.

The occurrence of any of these events may cause the Corporation to adjust the reserve estimates or change its mining plans, which could negatively affect the Corporation's financial condition and results of operation. Moreover, short-term factors, such as the need for additional development of the ore body or the processing of new or different grades, may impair its profitability in any particular accounting period.

THE RISKS AND HAZARDS ASSOCIATED WITH MINING AND PROCESSING MAY INCREASE COSTS AND REDUCE PROFITABILITY IN THE FUTURE.

Mining and processing operations involve many risks and hazards, including among others:

     o    environmental hazards;
     o    mining and industrial accidents;
     o    metallurgical and other processing problems;
     o    unusual and unexpected rock formations;
     o    pit slope failures;
     o flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature;
     o    mechanical equipment and facility performance problems; and
     o    unavailability of materials, equipment and personnel.

These risks could result in:

     o damage to, or destruction of, the Corporation's properties or production facilities;
     o    personal injury or death;
     o    environmental damage;
     o    delays in mining;
     o    increased production costs;
     o    asset write downs;
     o    monetary losses; and
     o    possible legal liability.

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

IF THE CORPORATION FAILS TO DEVELOP ITS UNDERGROUND MINING OPERATIONS AT A REASONABLE COST, OR AT ALL, OR TO ACHIEVE PROJECTED PRODUCTION LEVELS FOR ITS UNDERGROUND MINING OPERATIONS, ITS ABILITY TO GENERATE REVENUE AND PROFITS WILL BE ADVERSELY AFFECTED.

The Corporation's future prospects will be negatively affected if the underground mine fails to achieve projected production levels. Due to the complexity and uncertainty involved in developing an underground mine, it is difficult to provide reliable time and cost estimates for completion. Unforeseen conditions or developments could arise during the development and construction of the underground mine which could delay or prevent its completion or substantially increase the cost of such project, adversely affecting the Corporation's ability to generate revenue and profits. These events may include, among others:

     o    delays or difficulties in obtaining required permits;
     o    shortages of equipment, materials or labor;
     o    delays in delivery of equipment or materials;
     o    labor disruptions;
     o    local or political opposition;
     o    adverse weather conditions or natural disasters;
     o    unanticipated increases in costs of labor, supplies and equipment;
     o    accidents; and
     o    unforeseen engineering, design, environmental or geological problems.

THE CORPORATION MAY EXPERIENCE HIGHER COSTS AND LOWER REVENUES THAN ESTIMATED IN THE RPA FEASIBILITY STUDY DUE TO UNEXPECTED PROBLEMS AND DELAYS.

New mining operations often experience unexpected problems during the development and start-up phases and such problems can result in substantial delays in reaching commercial production. Delays in construction or reaching commercial production in connection with the Corporation's development of its underground mine would increase its operating costs and delay revenue growth.

IF THE COSTS OF COMPLETING THE UNDERGROUND MINE ARE GREATER THAN ANTICIPATED, THE CORPORATION MAY NEED TO OBTAIN ADDITIONAL FUNDS WHICH MAY NOT BE AVAILABLE ON FAVOURABLE TERMS OR AT ALL.

The costs of developing the underground mine are subject to many uncertainties which may cause such costs to be higher than anticipated. In such event, the Corporation may need to obtain additional capital to pursue its mining plan. There is no assurance that the Corporation will be able to obtain such capital on favourable terms, if at all. If additional capital is raised by incurring debt, the Corporation will be obligated to make greater interest payments which will reduce funds available for the mining operations. If capital is raised through the sale of equity securities, shareholders may experience substantial dilution. If the Corporation is unable to raise additional funds when and if required, it may have to delay or abandon its development of the underground mine or restrict its operations.

FUTURE EXPLORATION AT LAC DES ILES MINE OR ELSEWHERE MAY NOT RESULT IN INCREASED RESERVES, WHICH WOULD PREVENT THE CORPORATION FROM SUSTAINING ITS TARGETED PRODUCTION LEVELS.

The RPA Feasibility Study contains reserve estimates based on exploration to date. The Corporation conducts exploration programs at and surrounding the Lac des Iles Mine with the objective of increasing reserves. Mineral exploration involves significant risks over a substantial period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Even if the Corporation discovers a valuable deposit of minerals, it may be several years before production is possible and during that time it may become economically unfeasible to produce those minerals. There is no assurance that current or future exploration programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves at the Lac des Iles Mine. In the event that new reserves are not discovered, the Corporation may not be able to sustain production beyond 2010.

THE CORPORATION FACES STRONG COMPETITION FROM OTHER MINING COMPANIES FOR THE ACQUISITION OF NEW PROPERTIES.

Mines have limited lives and, as a result, the Corporation continually seeks to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Corporation would consider conducting exploration and/or production activities. Because the Corporation faces strong competition for new properties from other mining companies, some of which have greater financial resources than it, the Corporation may be unable to acquire attractive new mining properties on terms acceptable to it.

THE CORPORATION DEPENDS ON A SINGLE MINE TO GENERATE REVENUES AND, IF MINING OPERATIONS ARE INTERRUPTED, THE CORPORATION'S BUSINESS WILL SUFFER.

All of the Corporation's revenues are derived from its mining operations at the Lac des Iles Mine, which is the Corporation's only mine and the only place it has reserves. If there is an interruption in operations at the Lac des Iles Mine, or if the Corporation can no longer extract ore from this mine for any reason, the Corporation's business will suffer significantly. In addition, any adverse condition affecting mining conditions at the Lac des Iles Mine could have a material adverse effect on the Corporation's financial performance and results of operations until such time as the condition is remedied.

THE CORPORATION DEPENDS ON A SINGLE PALLADIUM SALES CONTRACT TO GENERATE MOST OF ITS REVENUES AND REDUCE ITS EXPOSURE TO FLUCTUATIONS OF THE PRICE OF PALLADIUM AND, IF THIS CONTRACT IS SUSPENDED OR TERMINATED, THE CORPORATION MAY NOT BE ABLE TO FIND OTHER PURCHASERS FOR ITS PALLADIUM ON SIMILAR TERMS OR AT ALL.

Pursuant to the Palladium Sales Contract with the Automotive Manufacturer, the Corporation has committed to sell all of the refined palladium it is entitled to receive from the smelters to the Automotive Manufacturer until June 30, 2005. As of May 2001, the Palladium Sales Contract was no longer subject to an automatic contractual right of renewal. The Palladium Sales Contract allows the Automotive Manufacturer to terminate the Palladium Sales Contract if the Corporation breaches a material term and it does not remedy the breach within ten business days of receiving notice of such breach. In addition, the contract contains "force majeure" provisions that allows the Automotive Manufacturer to suspend its obligations to purchase palladium upon the occurrence of certain events, such as acts of nature, that are beyond the control of the Automotive Manufacturer and that limit its ability to make such purchases. If the Palladium Sales Contract is suspended or terminated, the Corporation may not be able to find other purchasers for its palladium on similar terms or at all, and the Corporation's business could suffer significantly.

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

IF THE PALLADIUM SALES CONTRACT IS TERMINATED, THE CORPORATION WILL BE IN DEFAULT OF ITS CREDIT FACILITIES.

The Corporation will be in default of its credit facilities if the Palladium Sales Contract is terminated. The Corporation may not have sufficient cash reserves to make increased payments required under its credit facilities if it is in default and will be required to incur further debt or raise capital in the markets by issuing additional shares, which could cause a decline in the price of its common shares and may involve substantial dilution. Such additional funds may not be available on favourable terms or at all.

THE CORPORATION IS DEPENDENT ON THIRD PARTIES FOR SMELTING AND REFINING ITS PALLADIUM AND IF THEY ARE UNABLE TO ACCOMMODATE THE CORPORATION'S SMELTING AND REFINING REQUIREMENTS OR THE EXISTING CONTRACTS ARE TERMINATED OR NOT RENEWED THE CORPORATION'S ABILITY TO GENERATE REVENUES COULD BE HARMED.

The Corporation has smelter agreements with Inco and Falconbridge which provide for the smelting and refining of the principal metals contained in the concentrates produced at Lac des Iles Mine. The existing agreements with Inco and Falconbridge end on August 31, 2005 and March 31, 2006, respectively and do not provide for automatic renewal or additional terms at the expiry of the initial term. The agreement with Inco can be terminated by either party on 12 months' notice. The agreement with Falconbridge can be terminated in certain circumstances, such as default of performance. The inability to renew one or both of these agreements under similar terms or the termination of either of the agreements could have a material adverse affect on the Corporation's financial performance and results of operations until such time as alternative smelting and refining arrangements can be made or alternative purchasers of the Corporation's concentrates can be found.

THE CORPORATION'S VULNERABILITY TO CHANGES IN METAL PRICES MAY CAUSE ITS COMMON SHARE PRICE TO BE VOLATILE AND MAY AFFECT THE SUCCESS OF THE PROJECT.

The Corporation's primary source of revenue is the sale of palladium. In fiscal 2003, sales of palladium accounted for approximately 67% of the Corporation's revenues. Historically, changes in the market price of palladium have significantly impacted the Corporation's profitability and common share price. Notwithstanding the Palladium Sales Contract, market prices will continue to significantly impact profitability and may cause wide fluctuations in the market price for the Corporation's common shares. In addition, according to the RPA Feasibility Study the Project is most sensitive to external economic criteria related to the palladium price. At the current palladium price, the Project has a positive net present value. However, a major Project risk will arise if there is a significant weakening of the U.S. dollar combined with a prolonged period of lower palladium prices. See "Proposed Underground Lac des Iles Mine". Many factors beyond the Corporation's control influence the market price of palladium. These factors include:

     o    global supply and demand;
     o    availability and costs of metal substitutes;
     o    speculative activities;
     o    international political and economic conditions; and
     o production levels and costs in other platinum group metal-producing countries, particularly Russia and South Africa.

Economic and political events in Russia could result in declining market prices. If Russia disposes of substantial amounts of palladium, platinum, rhodium, ruthenium, osmium and iridium, which are referred to as platinum group metals, from stockpiles or otherwise, the increased supply could reduce the market prices of palladium and platinum and adversely affect the Corporation's profitability and common share price. Political instability in Russia and its economic problems make Russian stockpiles difficult to predict and the risk of sales from stockpiles more significant.

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

Significant long term fluctuations in relative currency values could adversely affect the Corporation's results of operations. In particular, the Corporation may be adversely affected by a significant strengthening of the Canadian dollar against the United States dollar. In addition, according to the RPA Feasibility Study the Project is sensitive to fluctuations in the exchange rate. A major Project risk will arise if there is a significant weakening of the U.S. dollar combined with a prolonged period of lower palladium spot prices.

THE CORPORATION IS SUBJECT TO EXTENSIVE ENVIRONMENTAL LEGISLATION AND THE COSTS OF COMPLYING WITH THESE REGULATIONS MAY BE SIGNIFICANT.

Environmental legislation relating to land, air and water affects nearly all aspects of the Corporation's operations. This legislation requires the Corporation to obtain various operating licenses and also imposes standards and controls on activities relating to the exploration, development and production of palladium and associated metals. The cost of obtaining operating licenses and abiding by standards and controls on its activities may be significant. Further, if the Corporation fails to obtain or maintain such operating licenses or breaches such standards or controls imposed on its activities, it may not be able to continue its operations in its usual manner, or at all, or the Corporation may be subject to fines or other claims for remediation which may have a material adverse impact on its operations or financial results.

The Corporation will be responsible for all costs of closure and reclamation at the Lac des Iles Mine. Under applicable environmental legislation, the Corporation had to establish a trust fund to prepare for closure and reclamation. The current amended mine closure plan requires $7.8 million for clean-up and restoration of the mine site. The trust fund, maintained by the Ontario Ministry of Northern Development and Mines, is designed to collect $7.8 million through instalments of $100,000 per month. The money in the trust fund will become available to the Corporation when the mine closure is completed. At March 31, 2004, approximately $5.0 million was on deposit in the trust fund. Development of the underground mine pursuant to the RPA Feasibility Study will require an amendment to the existing closure plan and will result in an increase in the amount of financial assurance required by the Ontario Ministry of Northern Development and Mines. The actual amount needed for the closure of the Lac des Iles Mine may be materially more than the original estimate. Recent changes in the Province of Ontario mining regulations may require the Corporation to provide a letter of credit or other financial instrument as security for the closure of the Lac des Iles Mine.

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

COMPLIANCE WITH CURRENT AND FUTURE GOVERNMENT REGULATIONS MAY CAUSE THE CORPORATION TO INCUR SIGNIFICANT COSTS AND SLOW ITS GROWTH.

The Corporation's activities are subject to extensive Canadian federal and provincial laws and regulations governing matters relating to mine safety, occupational health, labor standards, prospecting, exploration, production, exports and taxes. Compliance with these and other laws and regulations could require the Corporation to make significant capital outlays which may slow its growth by diverting its financial resources. The enactment of new adverse regulations or regulatory requirements or more stringent enforcement of current regulations or regulatory requirements may increase costs, which could have a harmful effect on the Corporation. The Corporation cannot make assurances that it will be able to adapt to these regulatory developments on a timely or cost effective basis. Violations of these regulations and regulatory requirements could lead to substantial fines, penalties or other sanctions.

THE CORPORATION IS REQUIRED TO OBTAIN AND RENEW GOVERNMENTAL PERMITS IN ORDER TO CONDUCT MINING OPERATIONS, WHICH IS OFTEN A COSTLY AND TIME-CONSUMING PROCESS.

In the ordinary course of business, the Corporation is required to obtain and renew governmental permits for the operation and expansion of existing operations or for the commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process. The duration and success of our efforts to obtain and renew permits are contingent upon many variables not within our control including the interpretation of applicable requirements implemented by the permitting authority. The Corporation may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Corporation expects. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely affect the Corporation's revenues and future growth.

THE CORPORATION FACES COMPETITION WITH OTHER LARGER SUPPLIERS OF PLATINUM GROUP METALS AND FROM POTENTIAL NEW SOURCES OF PLATINUM GROUP METALS.

The Corporation competes with other suppliers of platinum group metals, some of which are significantly larger than it is and have access to greater mineral reserves and financial resources than it does. In addition, new mines may open which would increase supply of palladium and platinum. Furthermore, in certain industrialized countries an industry has developed for the recovery of platinum group metals from scrap sources, mostly from spent automobile and industrial catalysts. The Corporation may not be successful in competing with these existing and emerging platinum group metal producers.

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

The Corporation is dependent upon the services of a small number of members of senior management including Andre J. Douchane, the President and Chief Executive Officer, and George D. Faught, the Chief Financial Officer. The Corporation's current mining operations, its successful development of the underground mine and its future prospects depends on the experience and knowledge of these individuals. The loss of one or more of these individuals could have a material adverse affect on the Corporation's mining operations.

THE MINING LEASES CONSTITUTING THE LAC DES ILES MINE EXPIRE IN 2006 AND MAY NOT BE RENEWED.

The Lac des Iles Mine consists of four mining leases issued by the Government of Ontario. The mining leases are dated August 16, 1985 and have a 21 year term, which is the term of all mining leases granted by the Government of Ontario. These leases expire on August 31, 2006 and are renewable for a further term of 21 years if the terms and conditions of the leases have been complied with. If the leases expire and are not renewed, the Corporation will not be able to continue its mining operations.

THE CORPORATION'S CREDIT FACILITIES HAVE EVENTS OF DEFAULT, SOME OF WHICH ARE BEYOND THE CORPORATION'S CONTROL.

The Corporation has borrowed funds under its credit facilities to finance its operations. The credit facilities contain certain events of default, some of which are beyond the Corporation's control, the occurrence of which could require the Corporation to pay back immediately all amounts borrowed under the credit facilities. The death of George B. Kaiser, the principal shareholder of the Kaiser-Francis Oil Company and a lender under one of the Corporation's credit facilities, constitutes such an event of default. If the Corporation is required to pay back immediately all amounts borrowed under either or both of its credit facilities, it may be necessary to obtain additional financing which may not be available on terms acceptable to the Corporation, if at all.

THE CORPORATION'S PRINCIPAL SHAREHOLDER HAS THE ABILITY TO DIRECT THE CORPORATION'S AFFAIRS AND BUSINESS AND, BECAUSE IT OWNS APPROXIMATELY 51% OF THE COMMON SHARES, THIRD PARTIES MAY BE DETERRED FROM ACQUIRING THE CORPORATION.

To the best of the Corporation's knowledge, Kaiser-Francis Oil Company, a privately-held oil and gas company based in Tulsa, Oklahoma, owns common shares, representing approximately 51% of the total number of common shares outstanding as of March 31, 2004. Kaiser-Francis Oil Company therefore has the ability to direct the affairs and business of the Corporation. This concentration of ownership may have the effect of delaying or preventing a change in control of the Corporation, which may deprive the Corporation's shareholders of a control premium that might otherwise be realized in connection with an acquisition of the Corporation.

THE CORPORATION'S HEDGING ACTIVITIES OR ITS DECISION NOT TO HEDGE COULD EXPOSE IT TO LOSSES.

From time to time, the Corporation engages in hedging activities in connection with the metals it produces, such as forward sales contracts and commodity put and call option contracts, to partially offset the risk of declines in metal prices on its operating results. While these hedging activities may protect the Corporation against low metal prices, they may also limit the price it can receive on hedged products. As a result, the Corporation may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract. In addition, the

Corporation may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This renewal annual information form contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily made based on estimates and assumptions made by North American Palladium Ltd. in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These estimates and assumptions are inherently subject to significant business, economic and competitive uncertainties, many of which, with respect to future events, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by North American Palladium Ltd., or on its behalf.

In particular, the words "expect," "anticipate," "estimate," "may," "will," "should," "intend," "believe," "target," "budget," "plan," "projection" and similar expressions are intended to identify forward-looking statements. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this renewal annual information form should not be considered as a representation by North American Palladium Ltd. or any other person that its objectives or plans will be achieved. Numerous factors could cause North American Palladium Ltd.'s actual results to differ materially from those in the forward-looking statements, including the following, which are discussed in greater detail under the "Risk Factors" section herein:

     o    inability to meet production or operating cost goals;
     o    inaccurate resource and reserve estimates;
     o    inherent risks associated with mining and processing operations;
     o failure to successfully develop the underground mining operations or to achieve projected production levels;
     o unexpected problems and delays in the construction of the underground mining operations;
     o    inability to obtain additional funding for operations, if required;
     o    failure of the exploration program to increase reserves;
     o    interruption of operations at the Lac des Iles Mine;
     o    termination or suspension of the palladium sales contract;
     o    termination or failure to renew smelting agreements;
     o    volatility in metal prices;
     o    changes in the United States/Canadian dollar exchange rate;
     o    costs of complying with current and future environmental regulation;
     o costs of complying with other current and future governmental regulation;
     o    competition from other suppliers of platinum group metals;
     o    development of new technology leading to reduced demand for palladium;
     o    loss of key personnel;
     o    failure to renew mining leases;
     o    defaults under credit facilities; and
     o    hedging activities.

These factors should be considered carefully, and readers should not place undue reliance on North American Palladium Ltd.'s forward-looking statements. North American Palladium Ltd. undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date of this renewal annual information form or to reflect the occurrence of unanticipated events, except as required by law.

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

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and options to purchase securities, is contained in the Corporation's Management Information Circular and Proxy Statement dated May 10, 2004. As well, additional financial information is provided in the Corporation's 2003 Annual Report.

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

                                                                  DOCUMENT NO. 2

NORTH AMERICAN PALLADIUM LTD.
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

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

Toronto, Canada
February 20, 2004


"ANDRE J. DOUCHANE"                        "GEORGE D. FAUGHT"
-------------------------------------      -------------------------------------
ANDRE J. DOUCHANE                          GEORGE D. FAUGHT
President and CEO                          Vice President Finance, and CFO




--------------------------------------------------------------------------------

Auditors' Report

TO THE SHAREHOLDERS OF NORTH AMERICAN PALLADIUM LTD.

       We have audited the consolidated balance sheets of North American Palladium Ltd. as at December 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

       As described in note 3(b) to the consolidated financial statements, the Company has changed its accounting policies for asset retirement obligations effective January 1, 2003 and has restated its provision for mine closure costs, mining interests and mine closure obligation.


       "Ernst & Young" (signed)
       Chartered Accountants

       Toronto, Canada,
       February 20, 2004.




--------------------------------------------------------------------------------

                                             NORTH AMERICAN PALLADIUM LTD.
                                              CONSOLIDATED BALANCE SHEETS
                                        (Canadian funds in thousands of dollars)


                                                                                              December 31
                                                                                       2003                2002
                                                                                  ----------------    ----------------
                                                                                                          Restated,
                                                                                                          Note 3(b)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                     $         11,950     $        11,536
Short-term investments                                                                   1,813               5,127
Concentrate awaiting settlement, net - Note 4                                           94,610              85,312
Inventories - Note 5                                                                     9,141               7,414
Crushed and broken ore stockpiles                                                        6,251               9,157
Future tax asset - Note 16                                                                  84               4,868
Accounts receivable and other assets                                                     1,387               1,683
                                                                                  ----------------    ----------------
                                                                                       125,236             125,097

Mining interests, net - Note 6                                                         247,116             266,075
Mine closure deposit - Note 7                                                            4,733               3,470
Deferred financing costs                                                                 1,290               2,080
Crushed and broken ore stockpiles                                                        5,983               7,983
Future tax asset - Note 16                                                               9,334              11,218
                                                                                  ----------------    ----------------
                                                                              $        393,692     $       415,923
                                                                                  ----------------    ----------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                      $         16,041     $        14,813
Taxes payable                                                                            1,311               1,940
Future tax liability - Note 16                                                             216                   -
Current portion of obligations under capital leases - Note 8                             1,070               1,127
Current portion of project term loan - Note 9                                           34,538              51,083
                                                                                  ----------------    ----------------
                                                                                        53,176              68,963

Mine closure obligation - Note 3(b)                                                      7,300               7,019
Obligations under capital leases - Note 8                                                1,015               1,024
Project term loan - Note 9                                                               7,272              51,083
Kaiser-Francis credit facility - Note 10                                                14,866              18,163
Future tax liability - Note 16                                                          10,108               9,600
                                                                                  ----------------    ----------------
                                                                                        93,737             155,852
SHAREHOLDERS' EQUITY
Capital stock - Note 12                                                                313,489             311,983
Deficit                                                                                (13,534)            (51,912)
                                                                                  ----------------    ----------------
Total shareholders' equity                                                             299,955             260,071
                                                                                  ----------------    ----------------
                                                                              $        393,692     $       415,923
                                                                                  ----------------    ----------------
Commitments - Note 13
Contingencies - Note 15

See accompanying notes
On Behalf of the Board
"MICHAEL P. AMSDEN" (SIGNED)                                    "GREG VAN STAVEREN" (SIGNED)
---------------------------------------------------------       ------------------------------------------------------
MICHAEL P. AMSDEN                                               GREG VAN STAVEREN
Director                                                        Director



--------------------------------------------------------------------------------

                                             NORTH AMERICAN PALLADIUM LTD.
                                    CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
                      (Canadian funds in thousands of dollars, except share and per share amounts)


                                                                             Year ended December 31
                                                                    2003                2002                2001
                                                               ----------------    ---------------     ---------------
                                                                                     Restated,           Restated,
                                                                                     Note 3(b)           Note 3(b)
REVENUE FROM METAL SALES - Note 14                          $      192,141      $       176,773    $        121,496
Deduct: smelter treatment, refining and freight costs              (19,048)             (16,909)            (11,140)
                                                               ----------------    ---------------     ---------------
Net revenue from mining operations                                 173,093              159,864             110,356
                                                               ----------------    ---------------     ---------------
OPERATING EXPENSES
Production costs including overhead                                103,654              100,599              66,405
Amortization - Note 6(b)                                            28,590               20,190              11,515
Administrative expenses                                              3,788                4,212               4,112
Provision for mine closure costs - Note 3(b)                           921                  587                 637
Write-down of mining interests - Note 6(d)                           2,315                   --               4,636
                                                               ----------------    ---------------     ---------------
Total operating expenses                                           139,268              125,588              87,305
                                                               ----------------    ---------------     ---------------

INCOME FROM MINING OPERATIONS                                       33,825               34,276              23,051
                                                               ----------------    ---------------     ---------------
OTHER INCOME (EXPENSES)
Interest income                                                        474                  663               1,560
Loss on disposal of capital assets                                    (788)                 (99)                (14)
Interest                                                               (17)                (433)               (226)
Interest on long-term debt - Notes 9 and 10                         (3,158)              (5,405)             (3,406)
Exploration expense                                                 (1,942)                (850)               (927)
Foreign exchange gain (loss)                                        18,138                  792              (6,765)
                                                               ----------------    ---------------     ---------------
Total other income (expenses)                                       12,707               (5,332)             (9,778)
                                                               ----------------    ---------------     ---------------

INCOME BEFORE INCOME TAXES                                          46,532               28,944              13,273
Provision for income taxes - Note 16                                 8,154               13,862               6,085
                                                               ----------------    ---------------     ---------------
NET INCOME FOR THE YEAR                                             38,378               15,082               7,188

Deficit, beginning of year                                         (51,912)             (66,994)            (74,182)
                                                               ----------------    ---------------     ---------------
Deficit, end of year                                        $      (13,534)     $       (51,912)   $        (66,994)
                                                               ----------------    ---------------     ---------------

Net income per share                                        $         0.76      $          0.30    $           0.14
                                                               ----------------    ---------------     ---------------

Diluted net income per share - Note 12(b)                   $         0.75      $          0.30    $           0.14
                                                               ----------------    ---------------     ---------------
Weighted average number of shares outstanding - basic           50,763,566           50,544,634          50,375,690
                                                               ----------------    ---------------     ---------------
Weighted average number of shares outstanding - diluted -
      Note 12(b)                                                50,832,904           50,593,508          50,543,134
                                                               ----------------    ---------------     ---------------

See accompanying notes


--------------------------------------------------------------------------------

                                             NORTH AMERICAN PALLADIUM LTD.
                                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        (Canadian funds in thousands of dollars)


                                                                             Year ended December 31
                                                                    2003                2002                2001
                                                               ---------------     ---------------     ---------------
                                                                                     Restated,           Restated,
                                                                                     Note 3(b)           Note 3(b)
CASH PROVIDED BY (USED IN)
OPERATIONS
Net income for the year                                     $        38,378    $         15,082    $          7,188
Operating items not involving cash
    Future income tax expense                                         7,392              13,046               4,428
    Amortization                                                     28,590              20,190              11,515
    Accrued interest on mine closure deposit                            (63)                (38)               (102)
    Write-down of mining interests                                    2,315                  --               4,636
    Foreign exchange loss (gain)                                    (18,519)             (1,494)              6,037
    Loss on disposal of capital assets                                  788                  99                  14
    Provision for mine closure costs                                    921                 587                 637
                                                               ---------------     ---------------     ---------------
                                                                     59,802              47,472              34,353

Changes in non-cash working capital - Note 17(a)                     (5,235)             (5,369)            (31,410)
                                                               ---------------     ---------------     ---------------
                                                                     54,567              42,103               2,943
                                                               ---------------     ---------------     ---------------
FINANCING ACTIVITIES
Repayment of project term loan                                      (45,134)            (33,233)             (6,724)
Issuance of common shares                                             1,506               1,199               1,950
Mine closure deposit                                                 (1,200)             (1,200)             (1,100)
Obligations under capital leases                                     (1,046)             (1,419)             (1,043)
Notes payable - Kaiser-Francis Oil Company                               --              10,372               7,819
Deferred financing costs                                                 --                  --                (276)
Increase in project term loan                                            --                  --              78,513
                                                               ---------------     ---------------     ---------------
                                                                    (45,874)            (24,281)             79,139
                                                               ---------------     ---------------     ---------------
INVESTING ACTIVITIES
Short-term investments                                                3,314                (128)             35,453
Additions to plant and equipment                                    (10,711)             (5,579)           (116,704)
Mining claims, exploration and development costs                       (996)             (2,867)             (3,590)
Proceeds on disposal of plant and equipment                             114                 513                  31
                                                               ---------------     ---------------     ---------------
                                                                     (8,279)             (8,061)            (84,810)
                                                               ---------------     ---------------     ---------------

Increase (decrease) in cash and cash equivalents                        414               9,761              (2,728)
Cash and cash equivalents, beginning of year                         11,536               1,775               4,503
                                                               ---------------     ---------------     ---------------
Cash and cash equivalents, end of year                      $        11,950    $         11,536    $          1,775
                                                               ---------------     ---------------     ---------------

See accompanying notes


--------------------------------------------------------------------------------

                          NORTH AMERICAN PALLADIUM LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
                    (Canadian funds in thousands of dollars)

1.     NATURE OF OPERATIONS AND BASIS OF PRESENTATION

       North American Palladium Ltd. ("NAP" or "the Company") is a Canadian company in the business of exploring and mining Platinum Group Metals ("PGMs") and certain base and precious metals. Its principal asset is the Lac des Iles mine located in the Thunder Bay District in Ontario. The Company operates in one geographical area, Canada, and in one operating segment, mining.

       The Company's financial position and operating results are directly affected by the market price of the PGMs in relation to the Company's production costs. The prices of PGMs and by-product metals (palladium, platinum, gold, copper and nickel) fluctuate widely and are affected by numerous factors beyond the Company's control. The Company is under long-term contracts with two smelting firms for the sale of its concentrates. During 2000 the Company entered into a long-term palladium sales agreement, which expires on June 30, 2005, with a major automotive manufacturer to hedge the sale of all of its palladium production (note 13(a)).

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, except as discussed in note 18, conform in all material respects with United States generally accepted accounting principles. The more significant accounting policies are summarized as follows:

       BASIS OF CONSOLIDATION
       These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Lac des Iles Mines Ltd. ("LDI").

       REVENUE AND CONCENTRATE AWAITING SETTLEMENT
       All revenue, including by-product metals is recognized net of royalties upon the delivery of concentrate to the third-party smelter. Concentrate awaiting settlement at the smelter is recorded at net realizable value less estimated smelting, refining and transportation costs. Final prices for concentrate awaiting settlement are determined up to seven months after delivery to the smelter. Revaluations of net realizable value are included in revenue at each reporting period and are adjusted for the effects of the sales contracts with the smelters and hedging instruments. Although the Company sold its metals during 2003 to a limited number of customers, the Company is not economically dependent upon them as there are other markets throughout the world for the Company's metals.

       DERIVATIVE FINANCIAL INSTRUMENTS
       The Company enters into forward commodity sales contracts from time to time to hedge the effect of changes in the prices of metals it produces on the Company's revenues (notes 13(a), (c) and (d)). Gains and losses on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales (note 14) when the hedged transaction occurs.

       From time to time the Company enters into foreign exchange forward sales contracts to manage the effect of fluctuations in the value of committed U.S. dollar denominated revenues.

--------------------------------------------------------------------------------

For those forward exchange contracts designated by the Company as hedges, a gain or loss is recognized in metal sales when the hedged transaction occurs. Those foreign exchange forward sales contracts not designated by the Company as hedges are marked to market as at the balance sheet date and the resultant gains or losses are included in earnings for the period. The fair value of the Company's derivative financial instruments is determined based on forward prices supplied by knowledgeable, independent third parties.

       The Company uses electricity swap contracts to hedge the effects of price fluctuations in its electricity purchase requirements in Ontario (note 13(e). The net swap settlements are recognized in the same period as the hedged transaction.

       The Company does not hold financial instruments or derivative financial instruments for trading purposes. Cash flows arising in respect of hedging transactions are recognized under cash flows from operating activities.

       The Company does not consider the credit risk associated with its financial instruments to be significant. Foreign currency contracts and commodity hedge contracts are maintained with credit-worthy counter-parties, and the Company does not anticipate that any counter-party will fail to meet its obligations.

       CONCENTRATE, CRUSHED AND BROKEN ORE STOCKPILES AND SUPPLIES INVENTORIES Concentrate and crushed and broken ore stockpiles are valued at the lower of average production cost and net realizable value. Average production cost does not include an allocation of the amortization of production related assets. Crushed and broken ore stockpiles represent course ore that has been extracted from the mine and is available for further processing. Stockpile tonnages are verified by periodic surveys. The crushed and broken ore stockpiles contain a minimum grade of 1.1 grams of palladium per tonne, which is the cut-off grade used to determine mineral reserves and resources. The amount of stockpiled ore that is not expected to be processed within one year is shown as a long-term asset. Supplies inventory is valued at the lower of average direct acquisition cost and replacement cost.

       MINING INTERESTS
       Plant and equipment are recorded at cost with amortization generally provided either on the unit-of-production method over the proven and probable reserves to which they relate or on a straight-line method over their estimated useful lives of seven years.

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

--------------------------------------------------------------------------------

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

       The Company assesses long-lived assets for recoverability whenever indicators of impairment exist. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected palladium and other commodity prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production and capital, all based on detailed engineering life-of-mine plans. The term "recoverable minerals" refers to the estimated amount of palladium and other commodities that will be obtained from proven and probable reserves after taking into account losses during ore processing and treatment. Assumptions underlying future cash flow estimates are subject to risk and uncertainty.

       ASSET RETIREMENT OBLIGATIONS
       Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of mining interests and amortized over the estimated life of the mine. In determining the estimated obligation and asset, the total undiscounted cash flows estimated were approximately $5.8 million to $9.8 million, the majority of which is to be paid at the end of the mine life. The estimated asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

       STOCK-BASED COMPENSATION PLAN
       The Company has a stock-based compensation plan, which is described in note 12(a). Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for stock-based compensation in accordance with the recommendations issued by The Canadian Institute of Chartered Accountants ("CICA"). For options granted from January 1, 2002 to December 31, 2002, the Company elected to not recognize compensation expense when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

       TRANSLATION OF FOREIGN CURRENCY
       Transactions recorded in United States dollars have been translated into Canadian dollars as follows:

       1. Monetary items at the rate prevailing at the consolidated balance sheet dates;
       2.     Non-monetary items at the historical exchange rate; and
       3. Revenue and expenses at the actual rate in effect during the applicable accounting period.

       All resulting foreign exchange gains and losses are recorded in the consolidated statements of earnings and deficit.

--------------------------------------------------------------------------------

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

       CASH AND CASH EQUIVALENTS
       Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of three months or less and are stated at cost. Cash and cash equivalents at December 31, 2003 include cash equivalents of nil (2002 - $4,738).

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

3.     CHANGES IN ACCOUNTING POLICIES

       (a)    Stock-based compensation

              Effective January 1, 2003, the Company changed its method of accounting for stock options from the intrinsic value method to one that recognizes as an expense the cost of stock-based compensation based on the estimated fair value of new stock options granted to employees and directors. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model. As a result of this change in accounting policy, which was applied prospectively, an expense of $138 was recorded in 2003 to reflect the fair value of stock options granted to employees and directors in 2003.

       (b)    Asset retirement obligations

              Effective January 1, 2003, the Company adopted a new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for asset retirement obligations which harmonizes the accounting with Generally Accepted Accounting Principles in the U.S. This standard significantly changed the method of accounting for future site restoration costs. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the estimated life of the mine. This change in accounting policy was applied

--------------------------------------------------------------------------------
              retroactively and, accordingly, the consolidated financial statements of prior periods were restated. As a result of this change, certain balance sheet accounts as of December 31, 2002 were restated as follows: mining interests increased by $6,489 and the mine closure obligation increased to $7,019. An expense of $921 was recorded in 2003 for accretion of the mine closure obligation and amortization for asset retirements. This accounting policy change increased the provision for mine closure costs by $53 in 2002 (reduced net income per share - nil) and $322 in 2001 (reduced net income per share - $0.01).

4.     CONCENTRATE AWAITING SETTLEMENT

       Concentrate awaiting settlement is comprised of:

                                                                      2003                 2002
                                                                ----------------      --------------
       Concentrate awaiting settlement, gross               $         104,880    $         92,533
       Refining and smelter treatment charges                         (10,270)             (7,221)

                                                                ----------------      --------------
       Concentrate awaiting settlement, net                 $          94,610    $         85,312
                                                                ----------------      --------------

       The gross value of concentrate awaiting settlement represents the value of all PGMs and base metals from production shipped to and received by the third-party smelters between June and December 2003, including 147,570 ounces of palladium (2002 - between July and December 2002, including 93,619 ounces of palladium).

       All of the concentrate awaiting settlement is from two domestic customers at December 31, 2003 (2002 - two domestic customers). No reserves for doubtful accounts have been established. In the opinion of management, full realization will occur on all such receivables.

5.    INVENTORIES

      Inventories consist of the following:

                                                                      2003                 2002
                                                                ----------------      --------------
      Concentrate                                           $           1,669     $           670
      Supplies                                                          7,472               6,744
                                                                ----------------      --------------
                                                            $           9,141    $          7,414
                                                                ----------------      --------------




--------------------------------------------------------------------------------

6.     MINING INTERESTS

       (a)    Mining interests are comprised of the following:

                                                                                            2003               2002
                                                                                        -------------     --------------
       Plant and equipment, at cost                                                  $     322,966    $       313,405
       Accumulated amortization                                                            108,972             82,718
                                                                                        -------------     --------------
                                                                                           213,994            230,687
                                                                                        -------------     --------------

       Equipment under capital lease, at cost                                                3,758              3,299
       Accumulated amortization                                                              1,056                311
                                                                                        -------------     --------------
                                                                                             2,702              2,988
                                                                                        -------------     --------------

       Mining leases and claims, royalty interest, exploration and
       development, at cost                                                                 82,353             81,357
       Accumulated amortization                                                             51,933             48,957
                                                                                        -------------     --------------
                                                                                            30,420             32,400
                                                                                        -------------     --------------
       Mining interests, net                                                         $     247,116    $       266,075
                                                                                        -------------     --------------

       (b)    Amortization expense is comprised of:

                                                                             2003            2002             2001
                                                                         ------------    -----------    ---------------
       Capital assets (including plant and equipment, and            $        24,746  $      17,505  $        10,268
         equipment under capital lease)

       Mining leases and claims, royalty interest, exploration and
         development costs                                                     3,054          1,895              852
       Deferred financing costs                                                  790            790              395
                                                                         ------------    -----------    ---------------
                                                                     $        28,590  $      20,190  $        11,515
                                                                         ------------    -----------    ---------------

       (c) During 2003, the Company capitalized interest of nil (2002 - nil; 2001 - $3,190).

       (d) The Company recorded a write-down of $2,315 in 2003 pertaining to the retirement of a damaged primary crusher and $4,636 in 2001 when plant and equipment was removed from service with the commissioning of the new mill.

7.     MINE CLOSURE PLAN

       The Company, in conjunction with the Ontario Ministry of Northern Development and Mines (the "Ministry"), has established a trust fund (the "Fund") pursuant to the Company's mine closure plan. The mine closure plan calls for a total amount of $7,802 to be accumulated in the Fund in order to allow for the eventual clean-up and restoration of the mine site.

       Commencing in February 2001, the Fund, controlled by the Ministry, started to accumulate through monthly deposits of $100. At December 31, 2003, the Company had $4,733 (2002 - $3,470) on deposit with the Ministry including accrued interest of $203. The funds on deposit bear interest at current short-term deposit rates and will be returned to the Company once the mine closure is completed.

--------------------------------------------------------------------------------

8.     LEASE OBLIGATIONS

       The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

                                                                                       2003                 2002
                                                                                  ----------------      --------------
       2003                                                                   $              -     $         1,226
       2004                                                                              1,098                 465
       2005                                                                                620                 613
       2006                                                                                257                   -
       2007                                                                                171                   -
                                                                                  ----------------      --------------
       Total minimum lease payments                                                      2,146               2,304


       Amounts representing interest rates from 3.62 % - 7.7%                               61                 153
                                                                                  ----------------      --------------
       Present value of minimum lease payments                                $          2,085     $         2,151
       Less current portion                                                   $          1,070     $         1,127
                                                                                  ----------------      --------------
       Long-term liabilities                                                  $          1,015     $         1,024
                                                                                  ----------------      --------------

9.     PROJECT TERM LOAN

       On June 27, 2000, the Company received a US$90,000 non-revolving term credit facility, which was amended on July 11, 2002. The credit facility financed part of the capital costs, working capital and interest during construction of the expansion project. Outstanding loans bear interest or stamping fees based upon banker's acceptances or LIBOR rates plus a margin of 1 3/4%.

       In return for granting the loan the lender received a secured interest in all of the Company's existing and future assets. In addition, the lender received an assignment of all material agreements including the palladium sales contract (note 13(a)) and a pledge of the shares of LDI.

       Kaiser-Francis Oil Company ("Kaiser-Francis"), the majority shareholder of the Company, and its shareholders have guaranteed the Company's obligations under the credit facility in return for a fee of 0.5% per annum of amounts drawn under the loan facility. Amounts paid to Kaiser-Francis in connection with this guarantee were $338 (2002 - $605; 2001 - $531).

       Amounts drawn under the credit facility are required to be repaid in quarterly installments. At December 31, 2003, there were five remaining installment payments as follows: US$7,031 for each of the first three quarters of 2004 and US$5,625 for the last quarter of 2004 and the first quarter of 2005. The final maturity date of the credit facility is March 31, 2005.

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

       The credit facility includes customary representations, warranties and covenants, including a covenant by the Company not to pay dividends or make any other payment to shareholders while the loan is outstanding. The credit facility also provides for customary events of default, including default of performance under a material agreement or debt, as well as if a party other than Kaiser-Francis acquires more than 40% of the Company, or upon the death of Mr. Kaiser the controlling shareholder of Kaiser-Francis.

--------------------------------------------------------------------------------

10.    KAISER-FRANCIS CREDIT FACILITY

       On December 13, 2001, the Company entered into a US$20,000 non-revolving credit facility with Kaiser-Francis. The loan was used to finance the Company's working capital requirements. The loan bears interest based upon the 30-day LIBOR rate plus 2.25%. The final maturity date of the loan is May 31, 2005. Amounts not drawn under the loan are subject to a standby fee payable quarterly at 0.125% per annum. The Company paid on closing a commitment fee of 0.75% of the total commitment (US$150). In connection with the loan, the Company has granted Kaiser-Francis security interests in all of the assets of the Company and a pledge of the LDI shares. The security interests and pledge of LDI shares are subordinated to the security interests of the project term loan facility. As at December 31, 2003, the outstanding loan was US$11,500 (2002 - US$11,500).

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

11.    RELATED PARTY TRANSACTIONS AND COMMITMENTS

       In addition to the related party transactions with Kaiser-Francis disclosed in notes 9 and 10, the Company has completed the following related party transactions:

       (a) On January 1, 1999, the Company entered into a farm-in agreement with a mining company of which one of the Company's directors is an officer and director. Under the agreement, the Company earned the right to a 100% interest in six mining claims in the vicinity of the Lac des Iles property by making payments to the optionor totaling $260 and by conducting exploration work in the amount of $135 by December 31, 2000. The optionor retained a 2% net smelter royalty on the farm-in claim property.

       (b) In 2003, a director of the Company received a fee of $400 (2002 - $412; 2001 - $166) in connection with the negotiations related to the palladium sales contract entered into by the Company in 2000 (note 13(a)). The contract was made prior to such person becoming a director of the Company. A second director received a fee of nil (2002 - nil; 2001 - $33) in connection with consulting services provided to the Company.

12.    CAPITAL STOCK

       The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series "A" preferred shares.

       (a)    COMMON SHARES
              The changes in issued common share capital for the year are summarized below:

--------------------------------------------------------------------------------
                                      -13-

                                                     2003                       2002                        2001
                                           ------------------------- --------------------------- -------------------------

                                                 Shares       Amount         Shares       Amount       Shares      Amount
Common shares issued, beginning of year      50,647,955     $311,983     50,447,630     $310,784   50,028,772   $ 308,834
Common shares issued
    Pursuant to stock options exercised          13,450          101        115,572          490      375,355       1,475
    To Group Registered Retirement
      Savings Plan participants                 190,605          905         84,753          709       43,503         475
    Private  placement                           43,328          500             --           --           --          --
                                           ------------------------- --------------------------- -------------------------
Common shares issued, end of year            50,895,338     $313,489     50,647,955   $311,983     50,447,630   $ 310,784
                                           ------------------------- --------------------------- -------------------------

       (b)    GROUP REGISTERED RETIREMENT SAVINGS PLAN
              The Company has arranged a group registered retirement savings plan, which all employees can participate in at their option. The Company is required to make matching contributions to a maximum of $5 per employee per annum. The Company matching contribution can be made either in cash or treasury shares of the company. During 2003 the Company contributed 190,605 shares at a stated capital of $905 (2002 - 84,753 shares at a stated capital of $709; 2001 -
              43,503 shares at a stated capital of $475).

       (c)    PRIVATE PLACEMENT
              On December 22, 2003, the Company completed a private placement of 43,328 flow through common shares. The gross proceeds of $500 must be spent on Canadian exploration expenses as defined in section 66 of the Income Tax Act (Canada) by December 31, 2004.

       (d)    CORPORATE STOCK OPTION PLAN
              The Company has adopted, and the shareholders have approved, the ongoing 1995 Corporate Stock Option Plan (the "Plan"), under which eligible directors, officers, employees and consultants of the Company are entitled to receive options to acquire common shares. The Plan is administered by the Compensation Committee, a subcommittee of the Board of Directors, which will determine the number of options to be issued, the exercise price (which may not be lower than the closing price of the Company's common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of grant) and expiration dates of each option, the extent to which each option is exercisable provided that the term of an option shall not exceed 10 years from the date of grant, as well as establishing a limited time period should the optionee cease to be an "Eligible Person" as set forth in the conditions of the Plan. Options granted since December 2001 vest as to 1/3 on each of the first three anniversary dates of the date of grant. Prior to December 2001, options granted under the Plan vested as to 1/3 on the date of grant and 1/3 on each of the first two anniversary dates.

              The maximum number of common shares subject to option shall not exceed 2,700,000, being approximately 5.3% of the outstanding common shares or such greater number of common shares as may be determined by the Board of Directors, and approved if required, by the shareholders of the Company and by any relevant stock exchange or other regulatory authority. As at December 31, 2003, 591,127 options were available to be granted under the Plan.

--------------------------------------------------------------------------------

              The following summary sets out the activity in outstanding common share purchase options:

                                                              2003                               2002
                                               ---------------------------------------------------------------------
                                                                        Weighted-                         Weighted-
                                                                          Average                           Average
                                                                         Exercise                          Exercise
                                                    Shares                  Price          Shares             Price
                                               ---------------------------------------------------------------------
Outstanding, beginning of year                    1,066,939      $         11.04         1,402,278    $       10.74
Granted                                             258,000                 3.71           148,000            10.01
Exercised                                           (13,450)                7.50          (115,572)            4.24
Cancelled                                          (272,632)                1.15          (367,767)           11.62
                                               ---------------      --------------------------------     -----------
Grand total                                       1,038,857      $          9.24         1,066,939    $       11.04
                                               ---------------      --------------------------------     -----------

Options exercisable at end of year                  685,057      $         11.27           753,855    $       11.02
                                               ---------------      --------------------------------     -----------

       The following table summarizes information about the Company's stock options outstanding at December 31, 2003 (see also note 15(a):


       Exercise Price                   Expiry Dates            Options Outstanding at       Options Exercisable at
                                                                     Dec. 31, 2003                Dec. 31, 2003
----------------------------------------------------------------------------------------------------------------------
$ 3.42                                           April 7, 2011            180,500                            --
$ 3.70                                           April 1, 2011             50,000                            --
$ 4.75                                       February 27, 2011              7,500                            --
$ 5.92                                       September 2, 2011             20,000                            --
$ 7.50                                        October 23, 2006             24,217                        24,217
$ 7.89                                       December 12, 2009             59,400                        39,600
$ 8.40                                           March 3, 2005             75,000                        75,000
$ 9.30                                           July 27, 2005            126,983                       126,983
$ 9.40                                          March 15, 2005             26,839                        26,839
$ 9.70                                        November 6, 2005             24,168                        24,168
$ 10.01                                           June 6, 2010            114,000                        38,000
$ 13.55                                           June 6, 2006            217,750                       217,750
$ 13.90                                      December 14, 2005             47,250                        47,250
$ 14.44                                      February 13, 2006             65,250                        65,250
                                                                ------------------------    --------------------------
                                                                        1,038,857                       685,057
                                                                ------------------------    --------------------------

       The Company has reserved for issuance 1,038,857 common shares in the event that these options are exercised.

       Prior to January 1, 2003, the Company did not recognize compensation expense for stock options. Had compensation expense for options granted in 2002 under the Company's stock option plan been determined based on the fair value at the grant dates consistent with the fair value based method of accounting for stock-based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                 2003             2002
                                                         ---------------------------------
       Net income as reported                            $      38,378    $      15,082
       Stock-based compensation                                    160              160
                                                         ---------------------------------
       Pro forma net income                              $      38,218    $      14,922
                                                         ---------------------------------
       Pro forma basic and diluted  income per share     $        0.75    $        0.30
                                                         ---------------------------------

--------------------------------------------------------------------------------

       The fair value of options granted in 2003 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4% (2002 - 4%), expected dividend yield of nil (2002 - nil), expected volatility of 48% (2002 - 60%), and expected option life of 3 years (2002 - 3 years). The estimated fair value of the options is expensed over the option's vesting period, which is 3 years. The weighted average fair market value of options granted in 2003 was $2.13 (2002 - $4.33).

               Reconciliation of the diluted number of shares outstanding:

                                                             2003                  2002                 2001
                                                      -----------------------------------------------------------------
       Net income available to common shareholders    $         38,378      $          15,082       $        7,188
                                                      -----------------------------------------------------------------
       Weighted average number of shares outstanding        50,763,566             50,544,634           50,375,690
       Effect of dilutive securities
          Stock options                                         69,338                 48,874              167,444
                                                      -----------------------------------------------------------------
       Weighted average diluted number of shares
            outstanding                                     50,832,904             50,593,508           50,543,134
                                                      -----------------------------------------------------------------
       Diluted net income per share                   $           0.75      $            0.30      $          0.14
                                                      -----------------------------------------------------------------

13.    COMMITMENTS

       (a)    PALLADIUM SALES CONTRACT
              During 2000, the Company entered into a contract (the "Palladium Sales Contract") whereby the Company hedged the price of 100% of the palladium the Company is entitled to receive from the smelter firms. Under the Palladium Sales Contract the sales price is based on the monthly average spot price for palladium, as determined by the London Metal Exchange P.M. Fix, for the month prior to the month that the metal is received by the customer, but the price will be no less than US$325 per ounce for 100% of the metal received and no more than US$550 per ounce for 50% of the metal received. For the remaining 50% of the metal received, there is no maximum price. The Palladium Sales Contract's term commenced effective July 1, 2000 and expires on June 30, 2005. The fair value of the Palladium Sales Contract approximated its carrying value as at December 31, 2003.

       (B)    SHERIDAN PLATINUM GROUP OF COMPANIES ("SPG") COMMITMENT
              The Company is required to pay a royalty to SPG equal to 5% of the Net Cash Proceeds, as defined in the agreement until the expiration of the Lac des Iles mine leases.

       (C)    PLATINUM FORWARD CONTRACTS
              At December 31, 2003, the Company had forward sales contracts for 13,677 ounces of platinum at an average price of US$754 per ounce maturing at various dates through December 2004. The fair value of these forward sales contracts was below their carrying value by $142 as at December 31, 2003.

       (D)    NICKEL SWAP CONTRACTS
              At December 31, 2003, the Company had swap contracts for 2,381,000 lbs. of nickel at an average fixed price of US $5.67 per lb. maturing at various dates through

--------------------------------------------------------------------------------

              December 2004. The fair value of these swap contracts was below their carrying value by $2,651 as at December 31, 2003.

       (E)    ELECTRICITY SWAP CONTRACTS
              At December 31, 2003, the Company had electricity swap contracts on 65,755 MWh of electricity at a fixed price of $54.00 per MWh maturing at various dates through December 2004. As at December 31, 2003, the fair value of these swap contracts approximated their carrying value.

14.    REVENUE FROM METAL SALES

                                                             2003                  2002                 2001
                                                       ----------------      ----------------    ----------------
       Palladium (a)                                $       109,443       $       101,317     $        80,925
       Palladium forward contracts (b)                       20,437                46,033              27,825
       Adjustments for mark-to-market                        (1,163)               (9,243)             (5,831)
       Other metals                                          63,424                38,666              18,577
                                                       ----------------      ----------------    ----------------
                                                    $       192,141       $       176,773     $       121,496
                                                       ----------------      ----------------    ----------------

       (a) Palladium revenues include the effect of the Palladium Sales Contract (note 13(a)).

       (b) The Company entered into palladium forward contracts in 2001 for 100,800 ounces of palladium at an average price of US$922 per ounce, the revenue from which was fully recognized by June 30, 2003. The effect of palladium forward contracts represents the difference between the fixed price realized under the palladium forward contracts and the palladium price at the time of revenue recognition.

15.    CONTINGENCIES

       (a) The Company is a defendant in an action by another mining company claiming damages in the amount of $20,000, punitive and exemplary damages in the amount of $5,000 and a declaration that the Company held the Compania Minerales de Copan, S.A. de C.V. ("Copan") property in trust for the plaintiff. No provision has been made in the accounts as at December 31, 2003 or 2002 for any possible loss from this action as management of the Company believes it has a valid defense and it has been indemnified by SPG regarding this action. In addition, certain stock options are claimed to be held by employees of Copan. These options have not been included in note 12(a) as the Company has been indemnified by SPG regarding such matters.

       (b) The Company has filed a claim with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002. The Company will record the effect of this insurance recovery when the proceeds are received.

       (c) From time to time, the Company is involved in other litigation, investigations, or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Company's management, these claims and lawsuits in the aggregate, even if adversely settled, will not have a material effect on the consolidated financial statements.

--------------------------------------------------------------------------------

16.    INCOME TAXES

       The provision for income and mining taxes differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 39%.

                                                                   2003               2002                2001
                                                            ----------------------------------------------------------
Income tax provision using statutory income tax rates         $    18,147         $    11,888        $     5,573
Increase (decrease) in taxes resulting from:
  Changes in income tax rates and laws                             (3,546)                 --                 --
  Resource allowance                                               (3,342)             (5,320)            (2,384)
  Non-taxable portion of capital (gains) losses                    (2,908)                 --              1,389
  Benefit of income tax losses not previously recognized             (811)                 --             (2,200)
  Federal large corporations taxes                                    837                 817                827
  Ontario mining taxes                                                983               4,357              2,226
  Other                                                            (1,206)              2,120                654
                                                            ----------------------------------------------------------
Income tax expense                                            $     8,154       $      13,862        $     6,085
                                                            ----------------------------------------------------------

       The details of the Company's income tax expense are as follows:

                                                                   2003               2002               2001
                                                            ----------------------------------------------------------
Current income tax expense:
Income taxes                                                  $      (550)        $           --      $       830
Mining taxes                                                          475                     --               --
Federal large corporations tax                                        837                    816              827
                                                            ----------------------------------------------------------
                                                              $       762         $          816      $     1,657
                                                            ----------------------------------------------------------
Future income tax expense:
Income taxes                                                  $     6,884         $        8,546      $     2,228
Mining taxes                                                          508                  4,500            2,200
                                                            ----------------------------------------------------------
                                                              $     7,392         $       13,046      $     4,428
                                                            ----------------------------------------------------------
                                                              $     8,154         $       13,862      $     6,085
                                                            ----------------------------------------------------------

       Future tax assets (liabilities) consist of the following temporary differences:

                                                                               2003                  2002
                                                                      ---------------------------------------------
Current future income tax asset:
Non-capital loss carry-forwards                                       $            84        $         4,868
                                                                      ---------------------------------------------
Net future tax asset, current                                         $            84        $         4,868
                                                                      ---------------------------------------------

Long-term future income tax asset:
Mining interests, net                                                 $         7,472        $         8,426
Deferred financing costs                                                        1,022                  1,823
Non-capital loss carry-forwards                                                    --                    969

Future mining tax liability                                                     2,157                     --
Other assets                                                                      231                     --
Ontario corporate minimum tax credits                                             257                     --
Capital loss carry-forwards                                                     1,308                  2,100
Valuation allowance for capital loss carry-forwards                            (1,308)                (2,100)
                                                                      ---------------------------------------------

--------------------------------------------------------------------------------

                                                                               2003                  2002
                                                                      ---------------------------------------------
Net future income tax asset, long-term                                         11,139                 11,218
Future income tax liability, long-term:
Project term loan and Kaiser-Francis credit facility                           (1,805)                    --
                                                                      ---------------------------------------------
Net future income tax asset, long-term                                $         9,334        $        11,218
                                                                      ---------------------------------------------

Current future income tax liability:
Deferred financing costs                                              $           216        $            --
                                                                      ---------------------------------------------
Net future tax asset, current                                         $           216        $            --
                                                                      ---------------------------------------------

Future mining tax liability, long-term:
Mining interests, net                                                 $        10,108        $         9,600
                                                                      ---------------------------------------------
Net future mining tax liability, long-term                            $        10,108        $         9,600
                                                                      ---------------------------------------------

       At December 31, 2003, the Company had net capital loss carry-forwards of approximately $3,700 (2002 - $5,700), which are available to reduce net capital gains of future years.

17.    STATEMENT OF CASH FLOWS

       (a) The net changes in non-cash working capital balances related to operations are as follows: 2003 2002 2001

                                                                  2003               2002               2001
                                                            ----------------------------------------------------------
Decrease (increase) in:
Concentrate awaiting settlement                               $     (9,298)     $      (2,778)     $    (32,825)
Inventories and stockpiles                                           3,179                507           (12,815)
Accounts receivable and other assets                                   296                943             2,992
                                                            ----------------------------------------------------------
                                                              $     (5,823)     $      (1,328)     $    (42,648)
                                                            ----------------------------------------------------------

Increase (decrease) in:
Accounts payable and accrued liabilities                      $      1,218      $      (2,442)     $      9,679
Taxes payable                                                         (630)            (1,599)            1,559
                                                            ----------------------------------------------------------
                                                              $        588      $      (4,041)     $     11,238
                                                            ----------------------------------------------------------
                                                              $     (5,235)     $      (5,369)     $    (31,410)
                                                            ----------------------------------------------------------

       (b) Cash outflows during the year for interest and income taxes were as follows:

                                                                  2003               2002               2001
                                                            ----------------------------------------------------------
Interest paid                                                 $      3,433      $      5,842       $      6,390
Income taxes paid                                             $         --      $         --       $         --

       (c) During 2003, capital assets (including plant and equipment and equipment under capital lease) were acquired at an aggregate cost of $11,691 (2002 - $7,093; 2001 - $117,948) of which $980 (2002 -
              $1,514; 2001 - $1,244) were acquired by means of capital leases.

18.    RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE U.S.

       These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from those in the

--------------------------------------------------------------------------------

       United States. The following table presents amounts that would have been reported had the Company's consolidated financial statements been prepared on the basis of United States generally accepted accounting principles ("U.S. GAAP"):

       (Canadian funds in thousands of dollars, except share and per share amounts)

                                                                   2003                2002                2001
                                                            -------------------------------------------------------------
Statements of earnings and deficit:
Net income under Canadian GAAP                              $        38,378        $       15,082      $        7,188
Amortization of capitalized interest (a)                                (39)                  (20) o              (17)
Concentrates and crushed and broken ore stockpiles (b)               (1,702)                 (404)              2,914
Derivative financial instruments (c)                                 (2,867)                   74                  --
Reversal of asset retirement obligation under Canadian
GAAP (e)                                                                 --                    53                 322
Tax effect of differences                                             1,459                   112                (879)
                                                            -------------------------------------------------------------

Net income and comprehensive income under U.S. GAAP          $       35,229        $       14,897      $        9,528
     before cumulative impact of change in accounting
     policy
Cumulative impact of change in accounting policy for
     asset retirement obligations (e)                                  (375)                   --                  --
                                                            -------------------------------------------------------------

Net income and comprehensive income under U.S. GAAP          $       34,854        $     14,897        $       9,528
                                                            -------------------------------------------------------------

Basic and diluted income per share under U.S. GAAP before
     cumulative impact of change in accounting policy        $         0.69        $         0.29      $         0.19
                                                            -------------------------------------------------------------

Basic and diluted income per share under U.S. GAAP           $         0.69        $         0.29      $         0.19
                                                            -------------------------------------------------------------
Balance sheets:
Current assets (b) and (c)                                   $      124,186        $      127,731
Mining interests (a)                                         $      247,769        $      267,143
Crushed and broken ore stockpiles - long-term (b)            $        6,889        $        9,774
Future tax asset, long-term                                  $        9,124        $        9,549
Capital stock (d)                                            $      319,587        $      318,081
Deficit                                                      $      (19,333)       $      (54,187)

       (a) The Company capitalizes interest on major projects where direct indebtedness has occurred. Under U.S. GAAP, interest is capitalized as it arises from indebtedness incurred, directly or indirectly, to finance development and construction activities on assets that are not yet subject to amortization or depletion. The current year adjustment relates entirely to the amortization of these amounts under U.S. GAAP.

       (b) Under Canadian GAAP, the cost of the Company's concentrate and crushed and broken ore stockpiles is determined on the average production cost and does not include an allocation of the amortization of production related assets, whereas under U.S. GAAP the cost of these assets should include this allocation.

--------------------------------------------------------------------------------

       (c) Under U.S. GAAP, the Company has chosen not to designate its derivative financial instruments as hedging instruments and thus they are carried on the balance sheet at their fair value and any changes in fair value are being recorded to earnings in the period of the change.

       (d) Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 1991, is not permitted by U.S. GAAP and would result in an increase in both capital stock and deficit of $6,098 at December 31, 2003 and 2002.

       (e) Effective January 1, 2003, the Company adopted FAS 143, "Accounting for Asset Retirement Obligations" which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they occur. A corresponding increase to the carrying amount of the related asset is generally recorded and amortized over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The cumulative effect of the change through January 1, 2003 was to increase mining assets by $6,489, increase the mine closure obligation to $7,019 and a one time after-tax charge to net earnings of $375. The equivalent accounting policy was retroactively adopted under Canadian GAAP, with restatement of prior year's financial statements (note 2). Under US GAAP, a change in accounting policy is adopted retroactively, without restatement of prior year's financial statements, by recording a cumulative catch-up adjustment through current year net income.

       (f) U.S. GAAP requires that amounts totaling 5% or more of accounts payable and accrued liabilities be identified separately. As at December 31, 2003, these amounts were as follows: trade payables and accruals - $13,756 (2002 - $13,339); other accruals - $2,285
              (2002 - $1,484).

       (g) U.S. GAAP does not permit the disclosure of subtotal of cash from operations before changes in non-cash working capital.

       (h) Effective January 1, 2003, the Company prospectively adopted FAS No. 123 "Accounting for Stock-based Compensation" as amended by FAS No. 148, whereby compensation expense for options granted after January 1, 2003 is measured at fair value at the grant date using the Black-Scholes valuation model and recognized over the remaining vesting period of the options granted. Previously, the Company, for purposes of preparing financial information in accordance with U.S. GAAP, accounted for its stock-based compensation plan under Accounting Principles Board Opinion 25 "Accounting for Stock Issued to Employees" (APB No. 25) which did not result in the recognition of compensation expense. Under FAS 148, pro forma disclosure is still required for those options granted prior to January 1, 2003.

              Had the amortization of the fair value of options been charged to compensation expense under U.S. GAAP, the pro forma net income would be $36,014 and pro forma net income per share and diluted net income per share would be $0.71 (2002 net income of $12,249 and net income and diluted net income per share of $0.24; 2001 net income of $5,884 and net income and diluted net income per share of $0.12).

--------------------------------------------------------------------------------

              The weighted average fair market value of options granted in 2002 was $4.33 (2001 - $5.84).

              The Company estimated the fair value of options granted in 2001 using the Black-Scholes option-pricing model with the following assumptions: risk free interest rate 4%, expected life of options of 3 years, expected volatility of the Company's share price of 71%, expected dividend yield of nil.


IMPENDING ACCOUNTING CHANGES

CANADIAN GAAP
In 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook
Section 1590, "Subsidiaries", to certain entities. Although the CICA is contemplating amendments to the Guideline, it is expected to be effective for the Company's 2005 fiscal year. The Company will review AcG-15, the impact of the Guideline, if any, on the Company's consolidated financial statements when the CICA issues the amended Guideline.


In 2003, the CICA finalized amendments to Accounting Guideline AcG-13, "Hedging Relationships", that clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is applicable for the Company's 2004 fiscal year. The Company does not expect the adoption of this Guideline to have a material impact on its consolidated financial statements.

U.S. GAAP
In 2003, the FASB amended Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46R"). FIN 46R requires that a variable interest entity ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities and/or is entitled to receive a majority of the VIE's residual returns. For the Company, the requirements of FIN 46R apply to VIE's created after January 31, 2003. For VIEs created before January 31, 2003, the requirements of FIN46R apply as of December 31, 2004 for a VIE that does not meet the definition of a special-purpose entity ("SPE") and as of January 1, 2004 for a VIE that is an SPE.

Although the Company is currently reviewing FIN 46R, the impact, if any, of these pronouncements on the Company's consolidated financial statements has not been determined.

19.    COMPARATIVE FIGURES
       Certain of the prior years' figures have been reclassified to conform to the presentation adopted in 2003.

--------------------------------------------------------------------------------

                           FORWARD-LOOKING STATEMENTS


Enclosed are the Company's consolidated balance sheets as at December 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for each of the years in the three-year period ended December 31, 2003 (collectively the "Financial Statements") and management's discussion and analysis of operations and financial position ("MD&A") for the Financial Statements. Certain statements included the Financial Statements and MD&A are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "estimate", "expect", "intend", and other similar expressions are intended to identify forward-looking statements. In particular, statements relating to estimated mineral reserves, cash flows, capital costs, ore production, mine life, financing, construction and strategic plans are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems, future profitability and production, and availability of financing on acceptable terms. For a more comprehensive review of risk factors, please refer to the Company's most recent "Management's Discussion and Analysis" (enclosed) and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. Given these uncertainties, readers are cautioned not to put undue reliance on these forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.

--------------------------------------------------------------------------------

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

OVERVIEW AND STRATEGIC ACTIVITIES

North American Palladium Ltd. (the "Company") operates the Lac des Iles mine located 85 kilometres northwest of Thunder Bay, Ontario. The mine is Canada's only primary producer of platinum group metals and contains one of the largest open pit bulk mineable palladium reserves in the world. In addition to palladium, the Company earns substantial revenue from nickel, platinum, gold and copper by-product metals. Palladium's primary use continues to be in the auto industry where it is an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emission standards for cars, light trucks and SUVs, particularly in the United States, Europe and Japan. In addition, palladium is consumed in the dental, electronics, jewellery and chemical sectors.

During 2003, the Company replaced the damaged primary crusher and made substantial progress in optimizing the grinding and flotation circuits in the mill. With the resumption of normal crushing operations and the improvement in mill availability, average throughput improved to over 15,000 tonnes per day in the second half of 2003. With continued mill circuit optimization, and normal availability, the mill is expected to operate at an average rate of 15,000 tonnes per day in 2004.

During 2003, the Company continued to investigate the feasibility of an underground development of the Main High Grade Zone, which lies directly below the ultimate depth of the open pit. Based on completion of a positive feasibility study, a decision has been made to proceed with an underground mine development program at an estimated capital cost of $55 million. The Company expects to finance the project using operating cash flow, vendor financing, and a combination of debt and equity.

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

RESULTS OF OPERATIONS

The Company generated gross revenue from metal sales of $192.1 million in 2003, compared to $176.8 million in 2002. Revenue in 2003 from the sale of palladium before the mark-to-market effect of price changes and palladium forward contracts was $109.4 million compared to $101.3 million in 2002. The revenue increase was due to a 32% increase in palladium production, offset by a drop in the average palladium price. The Company entered into palladium forward contracts in 2001 for 100,800 ounces of palladium at an average price of US$922 per ounce, the revenue from which had been fully recognized by June 30, 2003. These palladium forward contracts provided additional revenue of $20.4 million in 2003 compared to $46.0 million in 2002. The effect of palladium forward contracts represents the difference between the fixed price realized under the palladium forward contracts and the palladium price at the time of revenue recognition. During 2003, the spot


16 North American Palladium Ltd.     [LOGO]                       Building Value
price of palladium per ounce ranged from a high of US$269 to a low of US$148 and averaged US$200 compared to an average of US$338 during 2002. Palladium production sold to third-party smelters takes up to seven months from time of receipt at the smelter to settle the final pricing. The price adjustment relating to palladium settled and awaiting settlement was a small negative amount of $1.2 million compared to a negative $9.2 million in 2002 when the palladium price weakened throughout the year. Revenue from by-product metal sales increased by 64% to $63.4 million in 2003 compared to $38.7 million in 2002 reflecting the increased production and much improved price levels for nickel, platinum, gold and copper.

During 2003, the mill processed 5,159,730 tonnes of ore or an average of 14,136 tonnes per day compared to 4,851,621 tonnes of ore or an average of 13,292 tonnes per day in 2002. Mining in 2003 moved into a higher-grade section of the pit, with the average palladium head grade improving to 2.31 grams per tonne as compared to 1.91 grams per tonne in 2002. During the year, mill palladium recoveries also improved to 75.5% as compared to 73.8% in 2002. While total production costs for 2003 of $103.7 million were comparable to $100.6 million in the prior year, unit cash costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of other metal revenues and royalties, decreased to US$175 per ounce in 2003 compared to US$264 per ounce in 2002. The improvement in unit cash costs was achieved by a 32% increase in palladium production to 288,703 ounces in 2003 compared to 219,325 ounces in 2002 combined with higher revenue from by-product metals. With the activation of the new primary crusher in June 2003, continued improvement in mill throughput and availability, and stronger by-product revenue, cash costs improved to US$108 per ounce in the last half of 2003.

Non-cash amortization increased to $28.6 million in 2003 compared to $20.2 million in 2002. The higher amortization amount is attributable to the 32% increase in palladium production and the increase in the unit of production amortization rate due to a restatement of reserves at June 30, 2003 that resulted in a 20% reduction in palladium reserve ounces.

During 2003, there was a write-down of mining interests of $2.3 million relating to the damaged primary crusher, which was removed from service and replaced with a new unit. In 2002, by comparison there was no write-down of mining assets.

Income from mining operations was $33.8 million in 2003 compared to $34.3 million for the previous year. Although there was a significant improvement in palladium production compared to 2002, the results for 2003 were negatively impacted by a lower average realized palladium price and a reduction of $25.6 million in revenue from the palladium forward sales program.

Other income and expense, which includes interest income and expense, exploration and foreign exchange gains and losses, was an income of $12.7 million in 2003 compared to an expense of $5.3 million in 2002. In the current year there was a foreign exchange gain of $18.1 million compared to a gain of $0.8 million in 2002. The foreign exchange gain in the current year relates primarily to the Company's US dollar denominated credit facilities which have benefited from the strengthening of the Canadian dollar compared to the US dollar.

In 2003, the Company incurred interest expense on the project term loan, and on the credit facility provided by Kaiser-Francis Oil Company ("Kaiser-Francis"), in the amount of $3.2 million compared to $5.4 million in 2002.

The Company's current year provision for income tax expense of $8.2 million consists of a current federal large corporation tax expense of $0.8 million and a future income and mining tax expense of $7.4 million. The Company's 2003 tax provision was reduced for the non-taxable portion of a capital gain relating to the foreign exchange gain and for changes in federal and provincial income tax rates and laws affecting the resource industry. Net income for the year improved by 154% to $38.4 million or $0.75 per share (diluted) compared to $15.1 million or $0.30 per share (diluted) in 2002.


2003 Annual Report                   [LOGO]                                   17

                                                                             2003
($000, EXCEPT PER SHARE AMOUNTS)                1ST QTR         2ND QTR     3RD QTR    4TH QTR     FULL YEAR
-------------------------------------------------------------------------------------------------------------
Revenue from metal sales                         45,120          44,631      42,585     59,805      192,141
Net income                                        8,390          10,361       3,535     16,092       38,378
Net income per share                               0.17            0.20        0.07       0.32         0.76
Fully diluted net income (loss) per share          0.17            0.20        0.07       0.31         0.75

                                                                             2002
($000, except per share amounts)                1st Qtr         2nd Qtr     3rd Qtr    4th Qtr     Full Year
-------------------------------------------------------------------------------------------------------------
Revenue from metal sales                         44,577          41,745      46,547     43,904      176,773
Net income (loss)                                 6,246           7,521       2,894     (1,579)      15,082
Net income (loss) per share                        0.12            0.15        0.06      (0.03)        0.30
Fully diluted net income (loss) per share          0.12            0.15        0.06      (0.03)        0.30

CHANGES IN ACCOUNTING POLICY

Effective January 1, 2003, the Company changed its method of accounting for stock options from the intrinsic value method to one that recognizes as an expense the cost of stock-based compensation based on the estimated fair value of new stock options granted to employees and directors. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option pricing model. As a result of this change in accounting policy, which was applied prospectively, an expense of $138,000 was recorded in 2003 to reflect the fair value of stock options granted to employees and directors in 2003.

Effective January 1, 2003, the Company adopted a new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for asset retirement obligations which harmonizes with U.S. Generally Accepted Accounting Principles. This standard significantly changed the method of accounting for future site restoration costs. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the estimated life of the mine. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated. As a result of this change, certain balance sheet accounts as of December 31, 2002 were restated as follows: mining interests increased by $6.5 million and the mine closure obligation increased to $7.0 million. An expense of $0.9 million was recorded in 2003 for accretion of the mine closure obligation and depreciation for asset retirements.


18 North American Palladium Ltd.     [LOGO]                       Building Value

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations (prior to changes in non-cash working capital) was $59.8 million in 2003, compared to $47.5 million in 2002. The $12.3 million increase was primarily due to an increase in income from mining operations that resulted from increased palladium and by-product metal production, offset by lower palladium prices. Changes in non-cash working capital consumed $5.2 million of cash in the current year as compared to $5.4 million in 2002. Palladium awaiting settlement grew to 147,570 ounces at December 31, 2003 compared to 93,619 ounces at December 31, 2002; however, this increase was offset by lower average palladium prices and a weaker US dollar, which are used to value the concentrate awaiting settlement. After allowing for non-cash working capital changes, cash provided by operations was $54.6 million in 2003 compared to $42.1 million in 2002.

Investing activities required $8.3 million of cash in 2003, with short-term investments providing $3.3 million and additions to plant and equipment and deferred exploration and development costs at the Roby deposit requiring $11.7 million. This compares with $8.1 million of net investing activities in 2002.

During the year, the Company's financial position was further strengthened by a disciplined debt reduction program. In 2003, long-term debt was reduced by $63.6 million as a result of repayments of $45.1 million and a foreign exchange gain of $18.5 million. The Company's total debt was reduced to $58.8 million at December 31, 2003 compared to $122.5 million at December 31, 2002. The year-end cash and cash equivalents balance was $12.0 million compared to $11.5 million for the prior year.

RISKS AND UNCERTAINTIES

The price of palladium is the most significant factor influencing the profitability of the Company. In 2003, sales of palladium accounted for approximately 67% of the Company's revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other platinum group metal-producing countries, particularly Russia and South Africa. To offset the price risk, the Company entered into the Palladium Sales Contract and other hedge contracts to cover a portion of expected annual production as set out below.

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

The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining. The Company has made a claim under its property damage and business interruption insurance policies relating to the primary crusher failure which occurred in 2002. The Company will record the effect of this insurance recovery in its financial statements when the proceeds are received.


2003 Annual Report                   [LOGO]                                   19

OUTLOOK

North American Palladium made a significant improvement in operating performance in the second half of 2003. Achieving our targeted operating objectives at the Lac des Iles mine and the resulting strengthening of our financial position will allow the Company to exploit the future exploration and development potential at the Lac des Iles mine. The immediate priority is to develop the Main High Grade Zone where the economic viability of a conventional underground mining operation has been demonstrated. The development of the Main High Grade Zone will be fast-tracked by ramp access with commercial production expected in the second half of 2005. This zone is almost 12 metres thick with a strike length in excess of 350 metres and an average grade of 6.6 grams palladium per tonne.

The Company expects to spend over $2.0 million on its 2004 exploration program that will focus on three primary properties that have given encouraging preliminary results. In particular, work on our 100%-owned Haines claim block and the contiguous Inco Limited Shebandowan joint venture properties, totaling almost 7,000 hectares, will figure prominently in the 2004 exploration program.

The Company continues to hold a positive view on the long-term palladium fundamentals and believes that there is the potential for a sustained rally in the price of palladium. The primary use for palladium is in the production of autocatalysts, which are used to reduce harmful air emissions from the exhaust systems of automobiles. Given the continued movement by global governments to enact more stringent air emission standards, palladium demand is expected to increase. With platinum currently trading at more than three times the price of palladium, the Company continues to believe that automobile manufacturers will be encouraged to increase their use of palladium in catalytic converters. The switch back to palladium will be further encouraged by the reliability of supply, which has improved over the past year.

During the second half of 2003, the Company initiated a corporate development strategy to expand its precious metals mining business with an initial focus in Canada. During the coming year, we will continue to evaluate opportunities that include existing base and precious metal operation and development projects. We are targeting advanced-stage projects with the potential to host world-class base and precious metal deposits where our demonstrated operating strength will enhance shareholder value.


20 North American Palladium Ltd.     [LOGO]                       Building Value

A.   DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by North American Palladium Ltd. (the "Registrant") in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

B.   CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Since the most recent evaluation of the Registrant's internal controls, there has not been any significant change in the Registrant's internal control over financial reporting that has materially affected or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

C.   NOTICE OF PENSION FUND BLACKOUT PERIOD

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2003.

D.   AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's board of directors has determined that Mr. Gregory J. Van Staveren, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert, as that term is defined in General Instruction B(8)(a) of Form 40-F. The Registrant's board of directors has also determined that Mr. Van Staveren is independent, as that term is defined under the rules and regulations of the American Stock Exchange.

E.   CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to all directors, officers and employees. The Registrant will provide a copy of the code of ethics without charge to any person that requests a copy by contacting the Corporate Secretary, at the address on the cover of this Form 40-F.

F.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

     AUDIT FEES

The aggregate fees billed by Ernst & Young LLP, the Registrant's principal accountant (the "Outside Auditors"), for the fiscal years ended December 31, 2002 and 2003 for professional services rendered by the Outside Auditors for the audit of the Registrant's annual financial statements or services that are normally provided by the Outside Auditors in connection with statutory and regulatory filings or engagements for such years were Cdn$175,000 and Cdn$195,000, respectively.

     AUDIT-RELATED FEES

No fees were billed by the Outside Auditors for the fiscal years ended December 31, 2002 and 2003 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements.

     TAX FEES

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2002 and 2003 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$28,207 and Cdn$26,426, respectively. Tax services provided included preparation of corporate tax returns and review of tax provisions.

     ALL OTHER FEES

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2002 and 2003 for products and services provided by the Outsider Auditors, other than the services reported in the preceding three paragraphs, were Cdn$7,500 and Cdn$nil, respectively. Other products and services provided included accounting support.

     AUDIT COMMITTEE PRE-APPROVAL POLICIES

All audit and non-audit services performed by the Registrant's auditor are pre-approved by the audit committee of the Registrant.

G.   OFF-BALANCE SHEET ARRANGEMENTS

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

H.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets out the Registrant's known contractual obligations for its long-term liabilities and lease commitments as of the fiscal year ended March 31, 2004.


(CANADIAN DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------------------------
                                    Payments due by period
-------------------------------------------------------------------------------------------------
                                                     Less than      1 to 3    4 to 5
                                          Total         1 year       years     years  Thereafter
-------------------------------------------------------------------------------------------------
PROJECT TERM DEBT                     $  33,153      $  33,153  $        -    $    -        $  -
KAISER-FRANCIS CREDIT FACILITY           15,063              -      15,063         -           -
CAPITAL LEASE OBLIGATIONS                 2,130          1,156         867       107           -
OPERATING LEASES                          2,360            945       1,344        71           -
OTHER PURCHASE OBLIGATIONS                1,122          1,122           -         -           -
-------------------------------------------------------------------------------------------------
TOTAL CONTRACTUAL OBLIGATIONS         $  53,828      $  36,376  $   17,274    $  178        $  -
=================================================================================================

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.   UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.   CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a Form F-X in connection with its Common Shares.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                         NORTH AMERICAN PALLADIUM LTD.





Dated: May 19, 2004                      By:     /s/ George D. Faught
                                                 -------------------------------
                                         By:     George D. Faught
                                         Title:  Vice President, Finance and
                                                 Chief Financial Officer

                                  EXHIBIT INDEX



NUMBER         DOCUMENT
------         --------

  1.      Consent of Ernst & Young LLP
 31. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
 32. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002