Form 40-F
period 2004-12-31
NORTH AMERICAN PALLADIUM LTD
filed 2005-03-31
CIK 887701

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 40-F

            [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           [X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004       Commission File Number 1-15142

                               ------------------

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

              -----------------------------------------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                 NAME OF EACH EXCHANGE
          TITLE OF EACH CLASS                    ON WHICH REGISTERED:
     -----------------------------          -------------------------------
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

                   THE REGISTRANT HAD 51,709,075 COMMON SHARES
                       OUTSTANDING AS AT DECEMBER 31, 2004

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

                        Yes           82-               No     X
                             ------      -------            ------

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                        Yes    X                        No
                             ------                         -----

                    DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:     Renewal Annual Information Form for the fiscal year ended
                    December 31, 2004, dated March 29, 2005.

Document No. 2:     Audited Comparative Consolidated Financial Statements for
                    the fiscal year ended December 31, 2004, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F, and the notes thereto.

Document No. 3:     Management's Discussion and Analysis of Operations and
                    Financial Position for the fiscal year ended December 31, 2004.

                          NORTH AMERICAN PALLADIUM LTD.





                         RENEWAL ANNUAL INFORMATION FORM






                      For the year ended December 31, 2004



                              Dated March 29, 2005

                                TABLE OF CONTENTS
                                                                            PAGE

CORPORATE STRUCTURE............................................................3
GENERAL DEVELOPMENT OF THE BUSINESS............................................3
         Overview..............................................................3
         Open Pit Lac des Iles Mine............................................5
         Mineral Properties ..................................................10
         Underground Mine.....................................................17
DIVIDENDS.....................................................................19
cAPITAL sTRUCTURE.............................................................19
MARKET FOR SECURITIES.........................................................20
DIRECTORS AND OFFICERS........................................................20
lEGAL PROCEEDINGS.............................................................23
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS...................24
TRANSFER AGENT................................................................25
MATERIAL CONTRACTS............................................................25
INTERESTS OF EXPERTS..........................................................25
RISK FACTORS..................................................................25
ADDITIONAL INFORMATION........................................................33
AUDIT COMMITTEE CHARTER.......................................................36
GLOSSARY OF TERMS.............................................................40

                             METRIC CONVERSION TABLE


  ------------------------------------- -- ----------------------------------
  IMPERIAL                                 METRIC
  ------------------------------------- -- ----------------------------------

  ------------------------------------- -- ----------------------------------
  1 troy ounce                             31.103 grams
  ------------------------------------- -- ----------------------------------
  1 ton, short                             0.907 tonnes
  ------------------------------------- -- ----------------------------------
  1 troy ounce per ton                     34.286 grams per tonne
  ------------------------------------- -- ----------------------------------
  1 foot                                   0.305 metres
  ------------------------------------- -- ----------------------------------
  1 mile                                   1.609 kilometres
  ------------------------------------- -- ----------------------------------
  1 acre                                   0.405 hectares
  ------------------------------------- -- ----------------------------------

All dollar amounts referred to herein are in Canadian dollars unless stated otherwise. Unless otherwise indicated, all financial information included herein has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which may differ from United States generally accepted accounting principles ("U.S. GAAP"). See note 18 to the audited consolidated financial statements for a reconciliation of financial results from Canadian GAAP to U.S. GAAP.

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

The Corporation's registered office is at Suite 2116, 130 Adelaide Street West, Toronto, Ontario M5H 3P5, telephone: (416) 360-7590, fax: (416) 360-7709. The
Corporation's mining operations are situated approximately 85 kilometres northwest of Thunder Bay at Lac des Iles, in northern Ontario. The postal address is P.O. Box 10547, Station P, Thunder Bay, Ontario P7B 6T9, telephone:
(807) 448-2000, fax: (807) 448-2001.

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

The Corporation's current operations are the result of an expansion of the mining operations commenced in March 2000 to increase the ore processing rate from 2,400 tonnes per day to 15,000 tonnes per day. The expansion involved the construction of a new concentrator at the mine site and preparing for increased production from the open pit. The new concentrator was commissioned in June 2001. Initially, the new concentrator did not operate at design capacity as a number of modifications were required to improve production throughput and recoveries. In the fourth quarter of 2001 the concentrator throughput and recoveries improved as a result of these changes.

In 2002, certain modifications were made to the semi-autogenous grinding (SAG) mill circuit, including fine crushing a portion of the SAG mill feed and, in August 2002, the mill achieved its design rate of 15,000 tonnes per day. However, this rate was not sustained for the remainder of the year because of the failure in late August 2002 of the primary crusher, which processes ore before it reaches the SAG mill. Portable third party contract crushers were installed to sustain the operation while the primary crusher was repaired. The repairs were more difficult than anticipated and the unit did not return to operation until early March 2003. As the long-term reliability of the primary crusher was doubtful, a new primary crusher was purchased and was put into operation in June 2003. The Corporation carries property damage and business interruption insurance and submitted a claim to recover losses sustained by the crusher failure. The Corporation received $7.1 million as an interim payment and is pursuing the balance of the claim.

In late 2003 the Corporation commissioned a full feasibility study in response to scoping studies and a pre-feasibility study that indicated a higher grade sub-vertical ore body located directly beneath the open pit was viable as an underground mine. The feasibility study confirmed that an underground operation is economically viable operating concurrently with the open pit to provide a blended higher grade mill feed. The Corporation commenced the development of an underground mine at its Lac des Iles operations in the second quarter of 2004. The underground mine development is focused on the Main High Grade Zone below the ultimate pit depth. Capital costs for the underground development are estimated at $40 million for direct and indirect costs and working capital. Mining equipment accounts for an additional $12 million of capital costs and the Corporation is financing this equipment through a vendor lease program. By December 31, 2004 the main ramp had been advanced 435 metres. The underground development is progressing towards full production in 2006. Construction and development of the underground mine is proceeding on schedule to meet commercial production in the fourth quarter of 2005 and within budget.

In 2004, total tonnes mined amounted to 16.9 million tonnes or 46,038 tonnes per day, containing 4.6 million tonnes of ore grading 2.60 grams of palladium per tonne.

Palladium production from the Lac des Iles mill reached a new record of 308,931 ounces in 2004, primarily as a result of higher palladium feed grade combined with higher mill throughput. Ore processed in 2004 totalled 5,298,544 tonnes or 14,477 tonnes per calendar day at an average palladium head grade of 2.41 grams per tonne and an average palladium recovery of 75.2%. Other metal production in 2004 included 25,128 ounces of platinum, 25,679 ounces of gold, 7,836,183 pounds of copper and 4,320,970 pounds of nickel.

In 2004 the Corporation decided to proceed with a secondary crusher installation for the mill designed to increase the throughput rate and reduce processing costs in the mill circuit. The secondary crushing circuit was commissioned at a capital cost of $10.2 million and commenced operation at the beginning of December 2004.

With the secondary crusher installed and operating as planned, the milling process will continue to be further optimized. In conjunction with S.G.S. Lakefield Research Limited, flotation test work involving hydrodynamic studies commenced in mid-2004. Further plant test work involving hydrodynamics is being carried out in 2005 and is expected to improve palladium recovery. In addition, process control equipment for automated reagent addition and flow regulation, was purchased in late 2004 and will be installed in the first half of 2005. These additions will allow for further control advancements in the flotation circuit as a part of the action plan for improving the palladium recovery.

Reference is made to the section entitled "Mining Operations" for further information about the Corporation's operations.

The Corporation has a palladium sales contract (the "Palladium Sales Contract") with a major automotive manufacturer (the "Automotive Manufacturer"), whereby the Corporation has hedged the price of 100% of the palladium it is entitled to receive from its smelter customers. Under the Palladium Sales Contract, the Automotive Manufacturer purchases all of the refined palladium that the Corporation is entitled to receive from the smelters. The actual amount purchased depends on how much palladium is delivered, less the amount due under a royalty agreement with the Sheridan Platinum Group Inc. and John Patrick Sheridan. See "Royalty Agreement".

The price of the palladium under the Palladium Sales Contract is the average monthly London Metal Exchange afternoon fixing price minus a modest specified discount; however, the price for palladium cannot be less than US$325 per ounce for all production delivered in each month under the Palladium Sales Contract. The Palladium Sales Contract expires on June 30, 2005. Commencing with the first quarter of 2005, palladium production which will be available for physical delivery after June 30, 2005 will not be subject to the Pallladium Sales Contract.

The Corporation has entered into a palladium sales contract for the sale of an aggregate of 36,000 ounces of palladium from June to December 2005. The other party to the contract is an international bank that is purchasing the metal for further sale to an end-user of palladium. The price of the palladium is average monthly London Metal Exchange afternoon fixing price minus a modest specified discount.

The Corporation also enters into forward commodity sales contracts from time to time to hedge the effect of changes in certain metal prices on the Corporation's revenues.

Reference is made to the section entitled "Metal Sales Agreements" for further information about the metal sales agreements.

The Corporation has agreements with Falconbridge and Inco providing for the sale of the Corporation's concentrates produced at the Lac des Iles Mine and, ultimately, the smelting and refining of the principal metals contained in the concentrates. The agreement with Falconbridge ends on March 31, 2006 and the agreement with Inco ends on August 31, 2005. The Corporation is in discussions with each smelter and expects to renew the contracts with the smelters. (See "Smelting and Refining Agreements")

In June 2004, the Corporation entered into a new US$20 million and $10 million senior credit facility with a leading equipment finance company which were fully drawn. Each of the credit facilities is repayable in equal quarterly instalments over a five-year term. The Corporation also has a US$20 million non-revolving credit facility provided by Kaiser-Francis Oil Company ("Kaiser-Francis") to finance the Corporation's working capital requirements. In the second quarter of 2004, the Kaiser-Francis credit facility was extended to June 30, 2006 as part of a debt restructuring plan. As at December 31, 2005, US$11.5 million was drawn on the facility. Kaiser-Francis holds 50.4% of the common shares of the Corporation. (See "Financing")

                           OPEN PIT LAC DES ILES MINE

The Lac des Iles Mine property consists of four mining leases from the Government of Ontario numbered 104108 to 104111, inclusive, comprising 85 single unit mining claims and covering an aggregate of 1,465 hectares. The mining leases are dated August 16, 1985 and are set to expire on August 31, 2006. If an application is made within 90 days of expiry of the leases, and the terms and conditions of the leases have been complied with, the leases are renewable for a further term of 21 years. In addition to the mining leases, the Corporation holds mining claims covering approximately 7,226 hectares within a 52 kilometer radius of the Lac des Iles Mine.

The Lac des Iles Mine and surrounding property are located approximately 85 kilometres northwest of the city of Thunder Bay, Ontario. Paved road access is provided by Ontario Provincial Highway 527, followed by 15 kilometres of an all weather gravel road, maintained by the Corporation. Approximately 87% of the employees reside in the Thunder Bay area.

MINING OPERATIONS

The Corporation mines ore and waste from the open pit using conventional hydraulic 23 cubic meter and 19 cubic meter shovels, 190 tonne trucks, 229 millimeter blast hole drills and a fleet of conventional ancillary equipment. Mine waste is stockpiled outside of design pit limits.

In 2004, total tonnes mined from the Lac des Iles open pit amounted to 16.9 million tonnes or 46,038 tonnes per day of ore and waste combined compared to
14.6 million tonnes or 39,895 tonnes per day in 2003. Ore production for 2004 totaled 4.6 million tonnes grading 2.60 grams per tonne of palladium compared to
4.4 million tonnes grading 2.48 grams of palladium per tonne in 2003. The increase in the total tonnes mined from an average of 39,895 tonnes per day in 2003 to an average of 46,038 tonnes per day in 2004 resulted from the elimination of primary crusher problems and a shorter haul distance for both ore and waste with the Phase 4 expansion.

During the fourth quarter, the waste strip ratio increased to 3.46:1 compared to 1.89:1 in the fourth quarter of 2003. In 2004, mining moved into Phase Four and required a higher level of waste removal whereas in the fourth quarter of 2003, mining was from the final stage of Phase Three. The waste to ore strip ratio increased to 2.68:1 in 2004 compared to 2.31:1 in 2003. The strip ratio is expected to return to normal levels in 2005 as Phase Four mining advances.

At the end of 2004, the broken ore stockpile consisted of 1.4 million tonnes grading 1.76 grams per tonne palladium containing approximately 79,000 ounces of palladium compared to 2.1 million tonnes grading 1.57 grams of palladium per tonne containing 107,000 ounces of palladium at the end of 2003.

The following table sets forth information concerning the production from the Lac des Iles Mine for each of the five years ended December 31, 2004:

------------------------------------- -------------- --------------- --------------- --------------- ---------------
                Year                      2004            2003            2002            2001            2000
------------------------------------- -------------- --------------- --------------- --------------- ---------------
Ore Mined (Tonnes)                        4,574,134       4,396,847       7,250,963       5,768,157       2,689,634
------------------------------------- -------------- --------------- --------------- --------------- ---------------
Waste Mined (Tonnes)                     12,275,889      10,164,806       9,828,552      19,174,635       7,508,117
------------------------------------- -------------- --------------- --------------- --------------- ---------------
Total Mined (Tonnes)                     16,850,023      14,561,653      17,079,515      24,942,792      10,197,751
------------------------------------- -------------- --------------- --------------- --------------- ---------------
Stripping Ratio                              2.68:1          2.31:1          1.36:1          3.32:1          2.79:1
------------------------------------- -------------- --------------- --------------- --------------- ---------------
Average Daily Production (Tonnes)            46,038          39,895          46,793          68,336          27,939
------------------------------------- -------------- --------------- --------------- --------------- ---------------

UNDERGROUND OPERATIONS

In late 2003 the Corporation commissioned a full feasibility study in response to scoping studies and a pre-feasibility study that indicated a higher grade sub-vertical ore body located directly beneath the open pit was viable as an underground mine. The feasibility study confirmed that an underground operation is economically viable operating concurrently with the open pit to provide a blended higher grade mill feed. See section referenced "Underground Mine" for additional information on the underground mine.

The Corporation commenced the development of an underground mine at its Lac des Iles operations in the second quarter of 2004. The underground mine development is focused on the Main High Grade Zone below the ultimate pit depth. Capital costs for the underground development are estimated at $40 million for direct and indirect costs and working capital. Mining equipment accounts for an additional $12 million of capital costs and the Corporation is financing this equipment through a vendor lease program. By December 31, 2004 the main ramp had been advanced 435 metres from the portal entrance. The underground development will continue throughout 2005, with first ore production expected during the fourth quarter. Once in full production, in the first quarter of 2006, the underground mine is expected to produce 2,000 tonnes of ore per day at an average head grade of 6.62 grams of palladium per tonne. This will be combined with 13,500 tonnes of ore per day from the open pit operations, to feed the mill ore with an approximate grade of 2.33 grams per tonne.

Mobile equipment for the mine is expected to include two electric hydraulic drill jumbos, one longhole drill, one emulsion truck, two 8 cubic yard scooptrams and one 11 cubic yard scooptram, and three 60 tonne trucks, along with other service and support equipment. To date the Corporation has acquired one electric hydraulic drill jumbo, one emulsion truck, one eight cubic yard scoop tram, one 60 tonne truck and certain other service and support equipment. Total intake ventilation for the mine is designed to be 425,000 cubic feet per minute. There will be one intake ventilation raise/secondary egress situated outside the ultimate open pit limits and air will exhaust up the main ramp.

Work is currently being conducted using the Corporation's workforce and contractors. When the underground mine is in full production approximately 80 full-time employees will have been added to the workforce, bringing the number of employees at the Lac des Iles Mine to approximately 380.

Local Thunder Bay engineering firms have been engaged to complete the details for ventilation, heating, electrical services and water supply for the underground mine.

Construction and development of the underground mine is on schedule to meet commercial production in the fourth quarter of 2005 and within budget.

MILLING OPERATIONS

The concentrator facility used at the mine has a design capacity of 15,000 tonnes per day. Ore is crushed in a gyratory crusher and conveyed to a coarse ore stockpile. A portion of the coarse ore is crushed in the secondary crusher (an HP 800 peeble crusher) and the finer material blended with the coarse ore as it is fed to the SAG mill. The blending of the fine and coarse ore is automated providing greater control over the process. The ore is ground to a nominal P80 (the size of an opening through which 80% of the product will pass) of 74 microns in a conventional semi-autogenous mill/ball mill/pebble crusher (SABC) circuit. The ground ore feeds a flotation circuit that is comprised of rougher/scavengers, four stages of cleaning and includes a regrind circuit. The flotation circuit in the old concentrator is currently connected to the new concentrator to provide additional cleaner flotation capacity. The final concentrate is thickened and dewatered using two pressure filters. Tailings are contained in the existing tailings impoundment facility which is required to be expanded on an annual basis, for the life of the mine.

The concentrator processed 5,298,544 tonnes of ore or 14,477 tonnes per calendar day in 2004 at an average palladium head grade of 2.41 grams per tonne and an average palladium recovery of 75.2%. The concentrator throughput was 5,159,730 tonnes of ore in 2003 at an average palladium grade of 2.31 grams per tonne and an average palladium recovery of 75.5%. The Corporation produced 308,931 ounces, 288,703 ounces and 219,325 ounces of palladium in 2004, 2003 and 2002, respectively. Palladium production reached a record high primarily as a result of higher palladium feed grade combined with increased mill throughput.

The average grade of palladium milled was 2.41 grams per tonne in 2004, 2.31 grams per tonne in 2003 and 1.91 grams per tonne in 2002. Production costs per tonne of ore milled were $19.43 in 2004, $20.09 in 2003 and $20.74 in 2002. Cash costs, which include direct and indirect operating costs, smelting, refining, transportation and sales costs, royalties, net of credits for by-products, were US$159 per ounce in 2004, US$175 per ounce in 2003 and US$264 per ounce in 2002. The improvement in unit cash costs in 2004 compared to 2003 was achieved by a 7% increase in palladium production combined with a 13% increase in revenue from by-product metals.

The Company decided to proceed with the secondary crusher installation for the mill in 2004. The secondary crusher is designed to increase the throughput rate and reduce processing costs in the mill circuit. The secondary crushing circuit was commissioned at a capital cost of $10.2 million and commenced operation at the beginning of December 2004. Contractor crushing was significantly reduced by year-end and was eliminated in early 2005.

With the secondary crusher installed and operating as planned, the milling process will continue to be further optimized. In conjunction with S.G.S. Lakefield Research Limited, flotation test work involving hydrodynamic studies commenced in mid-2004. Further plant test work involving hydrodynamics is being carried out in 2005 and is expected to improve palladium recovery. In addition, process control equipment for automated reagent addition and flow regulation, was purchased in late 2004 and will be installed in the first half of 2005. These additions will allow for further control advancements in the flotation circuit as a part of the action plan for improving the palladium recovery.

The concentrator produces a palladium rich concentrate that is shipped off-site for final processing. See "Smelting and Refining Agreements". The following table set forth the tonnes milled and the metal production of the concentrate for each of the five years ended December 31, 2004:

               Milled        Concentrate      Palladium       Platinum        Gold       Copper        Nickel
 Year         (tonnes)        (tonnes)        (troy ozs)     (troy ozs)    (troy ozs)     (lbs)         (lbs)
-----------------------------------------------------------------------------------------------------------------
 2004        5,298,544         45,652          308,931         25,128        25,679     7,836,183     4,320,970
-----------------------------------------------------------------------------------------------------------------
 2003        5,159,730         36,869          288,703         23,742        23,536     7,142,674     4,070,785
 2002        4,851,621         27,179          219,325         19,180        16,030     5,295,486     2,763,654
 2001        2,662,240         21,697          123,281         10,073         9,603     3,123,763     1,595,179
 2000          893,017         14,271           95,116          6,074         6,035     1,362,266     1,035,485

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

The present tailings management facility ("TMF") has been operating since 1990. Until 1998, the dams were primarily constructed as water retaining dams, comprising rock fill, filters and glacial till or high density polyethylene facing. In 1998 and 1999, dams at the north end of the facility were raised using rock fill and tailings. Further TMF expansion commenced in 2000 and is designed to accommodate successive lifts when required to store the tailings produced over the current 5.5 year mine life. The dams have been raised and are constructed of non-reactive rock fill, filters and geotextile. The TMF is a stable impoundment, where erosion is minimized, runoff is managed, water is returned to the concentrator as needed and excess water is stored until it can be treated and released. The design of the operation provides for closure and reclamation of the facility.

METAL SALES AGREEMENTS

The Corporation has a palladium sales contract (the "Palladium Sales Contract") with a major automotive manufacturer (the "Automotive Manufacturer"), whereby the Corporation has hedged the price of 100% of the palladium it is entitled to receive from its smelter customers. Under the Palladium Sales Contract, the Automotive Manufacturer purchases all of the refined palladium that the Corporation is entitled to receive from the smelters. The actual amount purchased depends on how much palladium is delivered, less the amount due under a royalty agreement with the Sheridan Platinum Group Inc. and John Patrick Sheridan. See "Royalty Agreement".

The price of the palladium under the Palladium Sales Contract is the average monthly London Metal Exchange afternoon fixing price minus a modest specified discount; however, the price for palladium cannot be less than US$325 per ounce for all production delivered in each month under the Palladium Sales Contract.

The Palladium Sales Contract expires on June 30, 2005. Commencing with the first quarter of 2005, palladium production which will be available for physical delivery after June 30, 2005 will not be subject to the Pallladium Sales Contract.

The Corporation has entered into a palladium sales contract for the sale of an aggregate of 36,000 ounces of palladium from June to December 2005. The other party to the contract is an international bank that is purchasing the metal for further sale to an end-user of palladium. The selling price of the palladium is the average monthly London Metal Exchange afternoon fixing price minus a modest specified discount.

The Corporation also enters into forward commodity sales contracts from time to time to hedge the effect of changes in certain metal prices on the Corporation's revenues. At December 31, 2004, the Corporation had forward sales contracts for 10,500 ounces of platinum at an estimated weighted-average price of US$831 per ounce, 12,000 ounces of gold at an estimated weighted-average price of $435 per ounce, 510 tonnes of nickel at an estimated weighted-average price of US$14,500 per tonne (US$6.58 per pound) and 900 tonnes of copper at an estimated weighted-average price of US$2,755 per tonne (US$1.25 per pound).

ROYALTY AGREEMENT

On August 31, 1994, the Corporation entered into a royalty agreement with The Sheridan Platinum Group Inc. and John Patrick Sheridan (together referred to as the "Sheridan Group"). Under the agreement, the Corporation is obligated to pay to the Sheridan Group a royalty equal to 5% of "net cash proceeds" received from concentrates and other products produced at the Lac des Iles Mine. The term "net cash proceeds" is defined in the royalty agreement generally as the net proceeds of sale receivable by Lac des Iles Mines Ltd. from the production and sale of concentrates from the Lac des Iles Mine, after deducting the costs of sampling, assaying, transporting and insuring the concentrate; smelter, processing and refining charges and penalties (excluding Lac des Iles Mines Ltd.'s own processing costs) and all applicable taxes and royalties that must be paid in respect of the mining operations. Under the royalty agreement, the Sheridan Group may elect, and has elected, to receive payment of the royalty in kind in respect of palladium and platinum, rather than in cash, and in respect of other metals, the Sheridan Group has elected to receive cash. All mining operations at the Lac des Iles Mine are on the mining leases and are covered by the royalty agreement.

SMELTING AND REFINING AGREEMENTS

The Corporation has agreements with Falconbridge and Inco providing for the sale of the Corporation's concentrates produced at the Lac des Iles Mine and, ultimately, the smelting and refining of the principal metals contained in the concentrates.

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

The Corporation is in discussions with each smelter and expects to renew the contracts with the smelters.

FINANCING

On June 28, 2004, the Corporation entered into a new US$20 million and $10 million senior credit facility (the "Senior Credit Facility") with a leading equipment finance company which were fully drawn. The US$20 million credit facility is repayable in equal quarterly instalments of US$1 million commencing on September 30, 2004 and has a final maturity on June 30, 2009. The $10 million credit facility is repayable in equal quarterly instalments of $500,000 commencing February 24, 2005 and has a final maturity of November 24, 2009. The credit facility has an interest margin of 2.5% over LIBOR or Bankers Acceptances. In return for granting the loan the lender received a first priority security in all of the Corporation's existing and future assets excluding its production leases and claims. The credit facility allows in certain circumstances, full repayment of outstanding loans at any time during the term of the facility.

In December 2001, Kaiser-Francis Oil Company ("Kaiser-Francis") provided a US$20 million non-revolving credit facility to finance the Corporation's working capital requirements. In the second quarter of 2004, the Kaiser-Francis credit facility was extended to June 30, 2006 as part of a debt restructuring plan. Interest is based upon the 30-day LIBOR plus 2.50% and there is a stand-by fee of 0.125% per annum. The amount payable to Kaiser-Francis for interest, standby fee and guarantee fee was $585,000 in 2004 compared to $687,000 in 2003. As at December 31, 2004, US$11.5 million was drawn on the facility. Kaiser-Francis holds 50.4% of the common shares of the Corporation.

                               MINERAL PROPERTIES

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

In the Lac des Iles area, the Lac des Iles Intrusive Complex is one of many platinum group metal-bearing, mafic to ultramafic, intrusions that define a circular feature (of speculative origin) with a diameter of 30 kilometres. The 30-square kilometer Lac des Iles Intrusive Complex consists of three separate magma chambers partially separated by tonalite septum. The ultramafic North Lac des Iles Intrusive Complex is centered on Lac des Iles (the lake). The gabbroic Mine Block Intrusion and Camp Lake Intrusion occur south of Lac des Iles. The Camp Lake Intrusion is a relatively homogeneous hornblende gabbro and contains minor base metal sulphides and platinum group metals. The Mine Block Intrusion to the north is complex in structure, texture and composition, and contains abundant platinum group metal mineralization. The most significant zones of platinum group metal mineralization are in the Mine Block Intrusion and are the Roby, Twilight, Creek Baker, South Roby zones and the VT Rim Target. The Roby and Twilight zones are the only defined areas of mineralization on the Lac des Iles property.

MINERALIZATION - MINE BLOCK INTRUSION GEOLOGY

The Roby zone is a breccia zone, currently measuring 950 metres long, 815 metres wide and 905 metres deep, and remains open to the west, southeast and at depth. Platinum group metal mineralization is associated with pyroxenite, gabbronorite and gabbro in areas that have been invaded and brecciated by copper-nickel-platinum group metal bearing melanogabbro, which also generated abundant pegmatitic gabbro. The ore typically contains from a trace to 5% pyrrhotite, chalcopyrite, pyrite and pentlandite. The platinum group metals include vysotskite, isomerticite, kotulskite, sperrylite, merenskyite and palladium arsenide. Similar breccia mineralization occurs at other locations within the intrusive complex.

The Roby zone contains two distinct types of mineralization separated by a zone of sheared and mineralized pyroxenite that trends north-northwest. North of the shear zone, the North Roby ore is hosted by varitextured gabbro and gabbronorite that strikes northeast and dips to the east-southeast variably at 45 to 60 degrees. This mineralization tends to be sulphide-poor. Southwest of the shear zone the breccia ore (the "Breccia Ore") is hosted by a heterolithic gabbro breccia with abundant pegmatitic and varitextured gabbro. From the pyroxenite contact, the grades diminish gradually to the west. This zone typically contains 2% to 5% sulphides. The pyroxenite is well mineralized and contains high grade ore associated with intense talc alteration. The Main High Grade Zone occurs at the eastern boundary of the central portion of the Roby Zone and extends below the economic limits of the Roby pit. This near vertical planar zone has a strike length exceeding 350 metres with thickness averaging 12 metres and is ideal for exploitation by underground mining. It is continuous to a depth of 675 metres where it is truncated and offset to the west by a fault. Below this fault, the Offset High Grade zone has been traced to a depth of 905 metres, over a strike length of 300 metres, and remains open.

The Twilight zone lies 50 to 70 metres east of the east boundary of the Roby zone. The Baker zone is located one kilometer east of the Roby zone and the Creek Zone is located less than two kilometres from the Roby Zone.

The South Roby Zone is located southeast of the Roby Zone and lies entirely outside the ultimate pit limits as contemplated by the current mine plan. It is separated from the Roby Zone by a horst or older, barren rock known as East Gabbro.

Most of the significant platinum group and base metal mineralization in the Lac des Iles Intrusive Complex is associated with distinctly varied textured ("VT"), mafic-ultramafic lithologies. These rock units tend to occur along the rim of the complex. The VT Rim Target, which is one to two kilometres from the Roby Zone, has been identified for further exploration.

EXPLORATION

Concurrently with the development of the underground mine, the Corporation is exploring five targets proximate to the Mine: the potential down dip extension of the Offset High Grade Zone, the Creek Zone, the Baker Zone, the South Roby Zone, and VT Rim Target (hereinafter individually referred to as the "Target" and collectively as the "Targets").

The Corporation believes that the High Grade Zone is cut off at depth or displaced approximately 250 metres to the west along a flat lying structure where it forms what is called the Offset High Grade Zone. An alternate hypothesis is that the Offset High Grade Zone is a separate, sub-parallel mineralized zone.

The Corporation completed a deep 2000 metre diamond drill hole to test the potential down dip extension (the "Deep Target") of the Offset High Grade Zone at a vertical depth of 1500 metres from surface. A second hole was also completed intersecting the Offset High Grade Zone approximately 300 metres below the limit of the underground inferred resource and 300 metres above the projected intercept of the first drill hole. If the results from these holes warrant further exploration, the Corporation will drill wedges off this "master hole". The anticipated "pierce" points of these holes would be in the order of approximately 600 to 900 metres vertical below any proposed underground development of the current combined open pit/underground operation.

Each of the other Targets is beyond the limit of the ultimate pit boundary as currently planned. It is anticipated that each Target, if sufficient reserves are identified, would be mined by open pit method independently of the Roby Zone pit. Each pit would require pre-stripping of overburden, road access and a facility for staging and supply access for truck haulage and drill blasting.

Mine production from each of the Targets would be processed at the current milling facility at the Lac des Iles Mine.

Anomalous PGM values occur within breccia bodies along the northeast margin of the LDI Mafic Intrusive Complex. Grab samples taken from surface trenches on the Creek Zone had values that warrant further exploration and the Corporation plans to conduct drilling on the property.

Surface trenching on the Baker Zone has exposed mineralized breccias. The Corporation proposes to drill test an IP Resistivity Anomaly coincident with low grade mineralization. It also proposes to drill an east-west hole under Shorty Lake to test for a north-south structure believed to be similar to the structure hosting the High Grade Zone.

A previous drilling program on the South Roby Zone showed encouraging values and further drilling will be conducted on this zone. As mentioned previously, most of the significant platinum group and base metal mineralization in the Lac des Iles Intrusive Complex is associated with distinctly textured, varied textured, mafic-ultramafic lithologies. The Corporation proposes to conduct a systematic drill program to explore for blind mineralized breccia bodies along the VT Rim Target.

The drilling programs for the Targets were conducted by Chibougamau Diamond Drilling and Bradley Brothers Limited and supervised by employees of the Corporation.

Exploration for 2005 will include both resource development and grass roots programs. The greatest potential for expanding resources remains within the immediate Lac des Iles area. Consequently, core drilling will be conducted on the southeast extensions of the Roby zone as well as the Targets; the drilling programs are expected to commence in the second quarter of 2005. The Corporation will also continue grass roots exploration on recently acquired properties located within 100 kilometres of the mine.

OTHER PROPERTIES

In 2004, the Corporation continued to pursue new properties beyond the Lac des Iles Mine, with a focus on those with established base and platinum group metals resources.

The Corporation entered into an option and joint venture agreement with Inco relating to Inco's Haines and Conacher properties, located approximately 80 kilometres southwest of Thunder Bay, which surround Inco's former Shebandowan mine and are contiguous with the Corporation's Haines property. Combined with the Corporation's options on two adjacent properties, the Shebandowan Lake project in the Haines and Conacher districts now covers approximately 8,000 hectares.

In 2004 the combined Shebandowan Lake properties were subject to an airborne geophysical survey and diamond drilling to test priority targets. The drill program will continue through the first quarter of 2005.

In June 2004 the Corporation entered into an option agreement to earn a 100% interest in a property known as the Legris Lake Project which is adjacent to the Lac des Iles Mine. The property covers a mafic-ultramafic intrusive complex that exhibits certain similarities to the Lac des Iles Intrusive. Previous work successfully identified several PGM bearing heterolithic gabbro breccias. The proposed 2005 exploration program will include ground geophysical surveys and approximately 2000 meters in diamond drilling.

In March 2005 the Corporation entered into an option and joint venture agreement with Gossan Resources Limited to earn up to a 75% interest on a property known as Bird River Property located in south-east Manitoba. The Corporation plans to conduct a detailed airborne geophysical survey in the second quarter of 2005, followed by mapping and prospecting, and diamond drilling of priority targets in the third quarter 2005.

The Corporation had an option to acquire a 60% interest in the Roaring River property located 60 kilometres north of Lac des Iles. The 5,404 hectare Roaring River property contains a large complex mafic intrusion, similar to the Lac des Iles intrusion. Prospecting discovered numerous large boulders containing elevated base metal and PGM values; however, efforts to locate the bedrock source of the boulders were unsuccessful and the Corporation terminated its option in November 2004.

DRILLING, SAMPLING, ASSAYING AND SECURITY

On the Corporation's Lac des Iles property all hole collars have been surveyed using known mine survey stations. Since 1995 all holes have been surveyed downhole either with a Tropari instrument or the Reflex Maxibor, a light log method that is not affected by magnetism. Core recovery is excellent throughout the deposit and is reported to average close to 100%. The loss of core is nominal, occurring occasionally when a drill hole intersects a fault.

The drillers deliver the core daily to the core logging facilities in a secure wooden building where the geologists measure and photograph the core, then take RQD measurements and specific gravity samples every 30 metres. The core is then logged and marked for sampling. Sections of the hole are split using a hydraulic core splitter on a one to three-metre sample. Lithology and geological contacts occasionally necessitate smaller sample intervals. The drill procedures, core handling and logging are in compliance with accepted industry standards and accepted industry practices.

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

The database used in construction of the geological and resource model meets industry standards. Further the block models for the open pit are checked against a block model derived from the blast hole samples on a regular basis, and there is reasonable agreement between the block model and the blast hole samples.

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

Mr. Douglas Kim, P. Geo., Quality Control and Metals Accounting Manager prepared the reserve and resource estimates for the open pit mine and the resource estimate for the underground mine. Mr. Kim is an employee of the Corporation and he is a qualified person under National Instrument 43-101. Graham G. Clow, P. Eng. and David W. Rennie, P. Eng. of Roscoe Postle Associates Inc. ("RPA"), an independent geological mining engineering consulting firm, prepared the reserve estimate for the underground mine. Each of Mr. Clow and Mr. Rennie is a qualified person under National Instrument 43-101.

Resources are in addition to reserves. Reserves are presently defined on a palladium-only basis. The deposit is polymetallic by nature, with economically recoverable credits for platinum, gold, copper, nickel and cobalt. The majority of revenue is derived from palladium averaging about 61% of revenues in 2004. Geochemical and statistical correlations between the metals are sufficiently robust that grade control based on palladium only is sufficient for making economic decisions.

The reserve estimates are diluted and based upon a cut off grade of 1.1 grams and 4.5 grams of palladium per tonne for the open pit and the underground, respectively, assuming a long-term palladium metal price of US$275 per troy ounce and including by-product metal prices.

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

RESERVES

The following table sets forth the estimated OPEN PIT reserves at the Lac des Iles Mine as at December 31, 2004:


   RESERVES       TONNES      PALLADIUM    PLATINUM       GOLD        COPPER      NICKEL      PALLADIUM    PLATINUM
                   (000)        (g/t)        (g/t)        (g/t)        (%)          (%)       (000 OZ.)    (000 OZ.)
----------------------------------------------------------------------------------------------------------------------
Proven            20,155        1.66         0.20         0.13         0.06        0.08          1,074          128
Probable           8,398        2.14         0.23         0.16         0.07        0.08            578           62
----------------------------------------------------------------------------------------------------------------------
Total             28,553        1.80         0.21         0.14         0.06        0.08          1,651          190
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

The following table sets forth the estimated UNDERGROUND reserves at the Lac des Iles Mine as at December 31, 2004:


   RESERVES       TONNES      PALLADIUM    PLATINUM       GOLD        COPPER      NICKEL      PALLADIUM    PLATINUM
                   (000)        (g/t)        (g/t)        (g/t)        (%)          (%)       (000 OZ.)    (000 OZ.)
----------------------------------------------------------------------------------------------------------------------
Probable           3,542        6.62         0.40         0.34         0.07        0.08          754             46
======================================================================================================================

A basic dilution strategy is applied on a selective basis to the reserve model. Overall dilution is 16% on average, at a palladium grade of 1.1 gram per tonne. Mining recovery in all cases is assumed at 83 %.

See "Note to U.S. Shareholders".

RESOURCES

The following table sets forth the estimated OPEN PIT resources at the Lac des Iles Mine as at December 31, 2004:


  RESOURCES       TONNES     PALLADIUM     PLATINUM      GOLD        COPPER      NICKEL      PALLADIUM    PLATINUM
                  (000)        (g/t)        (g/t)        (g/t)        (%)          (%)       (000 OZ.)    (000 OZ.)
----------------------------------------------------------------------------------------------------------------------
Measured          9,714         1.70         0.20        0.14         0.07        0.08          531          62
Indicated         6,617         1.64         0.19        0.13         0.06        0.08          349          40
----------------------------------------------------------------------------------------------------------------------
Total             16,331        1.68         0.20        0.14         0.06        0.08          880          103
======================================================================================================================
Inferred           135          1.49         0.16        0.11         0.06        0.07           6            1
======================================================================================================================

The following table sets forth the estimated UNDERGROUND resources at the Lac des Iles Mine as at December 31, 2004:


  RESOURCES       TONNES     PALLADIUM     PLATINUM      GOLD        COPPER      NICKEL      PALLADIUM    PLATINUM
                  (000)        (g/t)        (g/t)        (g/t)        (%)          (%)       (000 OZ.)    (000 OZ.)
----------------------------------------------------------------------------------------------------------------------
Indicated          600          7.00         0.39        0.29         0.06        0.07          135           7
======================================================================================================================
Inferred          5,367         6.10         0.34        0.33         0.07        0.12         1,052         59
======================================================================================================================

THE RESOURCES IN THE FOREGOING TABLES ARE IN ADDITION TO RESERVES. The resources were estimated using a cut-off grade of 1.1 grams and 4.5 grams of palladium per tonne for the open pit and underground, respectively, assuming an average long-term palladium price of US$275 per ounce and including by-product metal credits. The cut-off grade used in the resource estimates reflect the current estimated life-of-mine costs of mining and processing, in conjunction with smelting and transportation costs consistent with current contracts. The metal ounces listed in the table above are on a contained basis without adjustment for processing or smelting recoveries. Resources which are not reserves do not have demonstrated economic viability.

See "Note to U.S. Shareholders".

ENVIRONMENTAL MATTERS

The expansion of operations at the Lac des Iles Mine in 2000 and 2001 involved numerous amendments to the existing approvals, as well as new approvals pursuant to various provincial statutes relating to environmental matters. The ONTARIO WATER RESOURCES ACT required amendments to the existing permit to take water, a certificate of approval for domestic (human) subsurface sewage disposal, and a certificate of approval for industrial sewage that includes expansion of the tailings facility. The amendments and approvals under the ONTARIO WATER RESOURCES ACT were obtained. The Corporation received approval for an amendment to the certificate for industrial sewage to permit the new effluent treatment plant and increase effluent discharge volume. The Corporation obtained the permit required for the tailings facility under the Ontario LAKES AND RIVERS IMPROVEMENT ACT because of the expanded area of the tailings pond. The Corporation obtained a certificate of approval for air emissions for the site required under the Ontario ENVIRONMENTAL PROTECTION ACT.

The Corporation amended the existing closure plan under the Ontario MINING ACT, which includes an increase in the amount of financial assurance required by the Ministry of Northern Development and

Mines ("MNDM"). The closure plan and financial assurance agreement was submitted to the MNDM in April 2001. Under this agreement, the Corporation will provide financial assurance of $7.8 million payable in installments of $100,000 per month over six years. As at December 31, 2004, the Corporation had approximately $6 million on deposit with the MNDM. The closure plan and financial assurance were accepted on June 21, 2001.

The Corporation has designed the expanded operations so as not to infringe on any navigable waters or fish habitat. Consequently, management believes no federal approvals or permits are required pursuant to either the NAVIGABLE WATERS PROTECTION ACT or the FISHERIES ACT. In addition, because federal approvals are not required, an environmental assessment under the Canadian Environmental Assessment Act should not be necessary. However, when production increases beyond 15,000 tonnes per day, federal permits may be necessary which would trigger an environmental assessment which may be in the form of a comprehensive study.

Permitting and approvals for the underground mine are minimal as the underground mine will be an extension of the much larger and higher impact open pit operations. A work permit for the camp extension was submitted to and approved by the Ministry of Natural Resources. The Corporation has submitted the following applications in connection with operations: notices of material change regarding the expansion and the east waste dump were submitted to the MNDM; and an amendment to the Certificate of Approval (Air) for the secondary crusher was submitted to the Ministry of the Environment. The Corporation will prepare and submit applications for: an amendment to the Municipal Sewage Certificate of Approval; a further amendment to the Certificate of Approval (Air); and an amendment to the Closure Plan.

                                UNDERGROUND MINE

RPA prepared a feasibility study titled "Feasibility Study for the Underground Mine at the Lac des Iles Mine" (the "RPA Feasibility Study"). The purpose of the RPA Feasibility Study was to demonstrate the economic viability of a palladium underground mining operation (the "Project") below the existing Roby open pit (the "Roby Pit"). Certain of the technical information contained in this AIF relating to the Project has been taken from the RPA Feasibility Study. A technical report (the "Technical Report") dated April 2, 2004, prepared by Graham G. Clow, P. Eng and David W. Rennie, P. Eng of RPA, incorporating certain information from the RPA Feasibility Study has been filed on SEDAR. Messrs. Clow and Rennie are employees of RPA, have confirmed their independence to the Corporation and are qualified persons under National Instrument 43-101. Messrs. Clow and Rennie prepared the reserve and resource estimates, as set out in the Technical Report, for the proposed underground mine at the Roby High Grade Zone. The mineral resource estimate for the underground mine was subsequently re-estimated by the Corporation's personnel (see "Mineral Reserves and Resources").

The underground portion of the Roby deposit is a continuation to depth of the Roby High Grade Zone that forms the core of the Roby Pit reserves. The underground deposit lies below the ultimate pit bottom of the Roby Pit at an elevation of 209 metres above sea level, and extends to a depth of 170 metres below sea level, for a total dip length of 444 metres.

A nominal target of 2,000 tonnes of ore per day from underground was determined to be the most appropriate rate for both the size of the deposit and the allowable time for pre-production development. Several constraints were identified in assessing access alternatives and coordinating the underground operations with the open pit. It was concluded that ramp access from within the open pit would be the most economical alternative. It was also determined that the portal be located in the pit wall, and ore be hauled in 60 tonne trucks directly from the mine to a stockpile area near the surface crusher.

The chosen mining method is sublevel retreat longitudinal longhole stoping with no fill. The mining block interval is 70 metres floor to floor including a 15 metre to 25 metre sill pillar below each haulage level. Stopes will be 45 metres to 55 metres high by the width of the orebody.

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

The Corporation has carried out metallurgical test work on the underground ore and has determined that no modifications are required to process a blend of underground and open pit ore. The Corporation expects that the palladium recovery of underground ore will be higher (+80%) than that being achieved on the open pit ore in the mill (75% to 80%).

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

CAPITAL COSTS AND RETURN OF CAPITAL

The estimated capital costs of the Project (in constant 2004 dollars) is approximately $30.4 million.

The capital cost estimate covers a 16-month pre-production period and includes all costs for the development of the underground mine based upon 2,000 tonnes ore per day for its 4.7 year mine life.

During pre-production, approximately 100,000 tonnes of ore will be produced, generating revenue of $6.5 million. For evaluation purposes it is assumed that this was in addition to and does not replace open pit feed.

Closure costs related to the overall underground site are assumed to be minimal. These include removal of underground equipment and services, and capping of the ventilation raises. Costs are expected to be recovered from the salvage value of equipment.

At current palladium prices ($216 per ounce) for the underground mine on a stand-alone basis, the undiscounted pre-tax cash flow is approximately $61.3 million, and simple payback occurs in approximately 22.5 months from the start of commercial production. However, with the large discount between platinum and palladium prices, the Corporation believes that jewellery and catalyst fabricators will switch to palladium to protect their profit margins. The Corporation expects the result to be a narrowing of the spread between the platinum and palladium prices as the platinum market stagnates and the palladium over-supply is consumed by increased substitution.

OPERATING COSTS

The average total unit cash operating cost over the mine life is estimated to be $39.79 per tonne milled, or $152 per ounce of palladium (net of by-product credits). This includes mining, ore haul, milling, power, equipment leases, and general and administrative costs.

PROJECT RISK

According to the RPA Feasibility Study, this is a relatively low risk mine project from a technical standpoint. The underground mine is being developed beneath an existing open pit where the surface infrastructure is in place, including crusher and concentrator. Resources and reserves have been estimated in accordance with the requirements of National Instrument 43-101 from an extensive database built up over five years. The underground mineral deposit lies within the same competent rocks as in the overlying open pit, and ground conditions are expected to be good. Development and production plans have been prepared from a zero base using known operating and productivity specifications. Costing has been derived from firm quotations from equipment suppliers and contractors.

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

                                    DIVIDENDS

The Corporation has not paid any dividends to date on its common shares. In addition, the payment of dividends on the common shares is restricted under the Corporation's credit facility with Kaiser-Francis. Accordingly, it is not anticipated that the Corporation will pay any dividends on its common shares in the near future. The actual timing, payment and amount of any dividends will be determined by the board of directors from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the board of directors may consider relevant.

                                CAPITAL STRUCTURE

The authorized share capital of the Corporation consists of an unlimited number of special shares, issuable in series and an unlimited number of common shares. There are no special shares outstanding.

The special shares may be issued in series. The Corporation's directors may, by resolution, fix the number of shares in, the designation of, and determine the rights, privileges, restrictions and conditions attaching to, each series of special shares. The special shares of each series rank on a parity with the special shares of any other series in respect of dividends or the return of capital. The holders of special shares are entitled to receive, in priority to the holders of common shares and the shares of any other class ranking junior to the special shares, as and when declared by the directors, dividends in the amounts specified or determinable in accordance with the provisions of the series of which such special shares form a part. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, before any amount is paid to the holders of common shares or shares of any other class ranking junior to the special shares, the holders of special shares shall be entitled to receive, to the extent provided for with respect to such series, an amount equal to the price at which such shares were issued, such premium, if any, as has been provided for with respect to such series, and all unpaid cumulative dividends or declared and unpaid non-cumulative dividends. The special shares of any series may also be given such other preferences over the common shares and any other class of shares ranking junior to the special shares as may be determined in the case of such series. The holders of special shares are not entitled to vote separately as a class and the holders of any series of special shares are not entitled to vote separately as a series except as required by the CANADA BUSINESS CORPORATIONS ACT.

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

The Corporation has not issued any debt securities or preferred shares to the public and accordingly is not rated by any commercial rating organization.

                              MARKET FOR SECURITIES

The common shares are listed on the Toronto Stock Exchange under the symbol "PDL" and on the American Stock Exchange under the symbol "PAL".

The following table sets out the reported high and low closing prices and aggregate trading volume of the common shares on the AMEX and TSX for the periods indicated:

                                                          AMEX                                   TSX
                                           ------------------------------------ --------------------------------------
                                             HIGH       LOW         VOLUME         HIGH        LOW         VOLUME
                                           ------------------------------------ --------------------------------------
                                             (US$)     (US$)                      (CDN$)      (CDN$)
2004
   January                                   9.40       7.75         7,916,200     12.20        9.93      1,615,235
   February                                 10.00       7.93         5,282,900     13.16       10.27      1,105,246
   March                                    11.78       9.37         7,924,200     15.58       12.42      1,633,079
   April                                    13.67       8.68        17,168,900     17.85       11.95      4,290,965
   May                                      10.50       8.87         6,887,200     14.41       12.42      1,316,672
   June                                     10.01       8.30         3,453,200     13.72       11.39        813,546
   July                                      9.55       7.90         3,328,600     12.49       10.39        525,496
   August                                    8.27       6.32         4,511,500     10.08        8.50        689,720
   September                                 8.33       6.50         4,643,900     10.50        8.34      1,052,461
   October                                   9.21       7.90         5,290,500     11.60        9.80        928,390
   November                                  9.67       7.75         7,204,100     11.55        9.43      1,483,606
   December                                  8.82       7.53         6,152,200     10.48        9.14      1,002,950
2005
   January                                   8.19       7.54         3,052,300      9.99        9.07        758,994
   February                                  8.55       7.23         4,056,700     10.46        8.99      1,044,894
   March 1 - March 29                        8.65       7.24         4,872,000     10.56        8.81        909,376

                                                   DIRECTORS AND OFFICERS

----------------------------------------------- ------------------------------------- ------------------------------
       NAME, RESIDENCE AND POSITION(S)
          HELD WITH THE CORPORATION                     PRINCIPAL OCCUPATION                 DIRECTOR SINCE
----------------------------------------------- ------------------------------------- ------------------------------
Michael P. Amsden, P.Eng. (1) (4)               Retired senior mining executive       April 1995
Chairman
Oakville, Ontario, Canada
----------------------------------------------- ------------------------------------- ------------------------------
Steven R. Berlin, C.P.A.(1) (2)                 Vice President, Kaiser-Francis Oil    February 2001
Director                                        Company
Tulsa, Oklahoma, USA
----------------------------------------------- ------------------------------------- ------------------------------

----------------------------------------------- ------------------------------------- ------------------------------
       NAME, RESIDENCE AND POSITION(S)
          HELD WITH THE CORPORATION                     PRINCIPAL OCCUPATION                 DIRECTOR SINCE
----------------------------------------------- ------------------------------------- ------------------------------
Andre J. Douchane(4)                            Officer of the Corporation            April 2003
Director, President and Chief Executive
Officer
Toronto, Ontario, Canada
----------------------------------------------- ------------------------------------- ------------------------------
James D. Excell(3) (4)                          Chairman, BHP Billiton Diamonds       June 2004
Director                                        Inc., a diamond mining company and
Kelowna, British Columbia, Canada               President Narego Solutions Inc., a
                                                strategic planning consulting
                                                services company
----------------------------------------------- ------------------------------------- ------------------------------
Louis J. Fox, Esquire(2)(3)                     Private Businessman; Consultant       June 2000
Director
Fort Lauderdale, Florida, USA
----------------------------------------------- ------------------------------------- ------------------------------
Richard H. Sutcliffe, Ph.D., P.Geo.(2)(4)       President and Chief Executive         January 1999
Director                                        Officer, URSA Major Minerals
Ancaster, Ontario, USA                          Incorporated, a base and precious
                                                metals exploration company and
                                                Chairman, Patricia Mining Corp., a
                                                precious metals exploration and
                                                development company
----------------------------------------------- ------------------------------------- ------------------------------
Gregory J. Van Staveren, C.A., C.M.A.,          Strategic Financial Consultant        February 2003
C.P.A.(1)(3)
Director
Toronto, Ontario, Canada
----------------------------------------------- ------------------------------------- ------------------------------
George D. Faught, C.A.                          Officer of the Corporation
Vice President Finance and Chief Financial
Officer
Toronto, Ontario, Canada
----------------------------------------------- ------------------------------------- ------------------------------
Ray J. Mason, B.Sc.                             Officer of the Corporation
General Manager
Thunder Bay, Ontario, Canada
----------------------------------------------- ------------------------------------- ------------------------------
Bruce W. Mackie, P.Geo.                         Officer of the Corporation
Vice President, Exploration and Corporate
Development
Oakville, Ontario, Canada
----------------------------------------------- ------------------------------------- ------------------------------
Douglas H. Bache                                Officer of the Corporation
Treasurer
Burlington, Ontario, Canada
----------------------------------------------- ------------------------------------- ------------------------------
Michael C. Thompson, F.C.C.A.                   Officer of the Corporation
Manager Administration and Senior Controller
Thunder Bay, Ontario, Canada
----------------------------------------------- ------------------------------------- ------------------------------
Mary D. Batoff, LL.B.                           Officer of the Corporation
Vice President, Legal and Secretary
Toronto, Ontario, Canada
----------------------------------------------- ------------------------------------- ------------------------------

(1)       Member of the Audit Committee
(2)       Member of the Compensation Committee
(3)       Member of the Governance and Nominating Committee
(4)       Member of the Technical Committee

The term of office for each director expires at each annual meeting of shareholders.

Each director or officer listed above has held the same principal occupation during the past five years except as described below:

Mr. Berlin has been a Vice President of Kaiser-Francis Oil Company ("Kaiser-Francis"), the Corporation's principal shareholder, since February 1999 on a part-time basis and since September 1999 on a full-time basis. From November 1999 until January 30, 2004, he was also Chief Financial Officer and Treasurer of PetroCorp Incorporated, an oil and natural gas company.

Mr. Douchane was President of Management Inc., a management consulting firm prior to April 2003. Prior to April 2002, he was President and Chief Operating Officer of Chief Consolidated Mining Co., a mineral resources company and prior to June 2001 he was Vice-President Operations of Franco-Nevada Mining Corporation Limited., a mining and metals royalty company.

Mr. Excell, prior to January 2004, was President and Chief Operating Officer of EKATI Diamond Mine, operated by BHP Billiton Diamonds Inc. BHP Billiton Diamonds Inc., a diamond mining company, is part of the BHP Billiton Group, a diversified resource company. Narego Solutions Inc. is a consulting company that provides strategic planning services to junior mining companies.

Mr. Sutcliffe, prior to being appointed Chairman in May 2004, was President and Chief Executive Officer of Patricia Mining Corp.

Mr. Van Staveren, prior to September 2001, was Vice President Finance and Chief Financial Officer of Martinrea International (formerly Royal Laser Tech Corporation) an automotive parts manufacturer.

Mr. Mason was resident manager of Wabush Mines, Labrador prior to July 2001, and previously held senior positions with a number of mines in Canada.

Mr. Mackie was an independent consultant providing services to junior mining companies prior to February 2004. Prior to 2002 he was the senior geologist/analyst for Battle Mountain Canada Ltd., a gold and silver mining company.

Mr. Bache was Director, Strategic Planning and Corporate Development of Inco Limited ("Inco"), a nickel mining and processing company, prior to May 2004. Prior to October 2002 he was Assistant Comptroller, Financial Planning and Analysis of Inco.

Mr. Thompson was a consultant prior to June 2000.

Ms. Batoff was a consultant prior to November 1, 2004, serving as legal counsel and corporate secretary to certain public companies, including the Corporation, in the mining and mineral exploration sector.

Mr. Berlin is the nominee of Kaiser-Francis, the Corporation's principal shareholder, which has advised the Corporation that it intends to vote the common shares which it owns in favour of his re-election as a director at the 2005 annual shareholder meeting.

The number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and senior officers of the Corporation is 96,671, less than 1% of the common shares issued and outstanding.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Mr. Berlin was a director of Ozark Airlines, Inc., doing business as Great Plains Airlines, which filed for creditor protection under Chapter 11 of the United States Bankruptcy Code in an Oklahoma court on December 14, 2004. Mr. Berlin resigned from the board of Ozark Airlines, Inc. on December 14, 2004.

CONFLICTS OF INTEREST OR DUTY

There are potential conflicts to which the directors of the Corporation are subject in connection with the business and operations of the Corporation. The individuals concerned shall be governed in any conflicts or potential conflicts by applicable law. As of the date hereof, the following directors and officers of the Corporation hold positions with other companies that explore for or produce platinum group metals or have other business interests which may potentially conflict with the interests of the Corporation.

Dr. Sutcliffe is the President and Chief Executive Officer and a director of Ursa Major Minerals Incorporated ("Ursa Major") and Mr. Faught was a director of Ursa Major from February 2004 to March 2005. Ursa Major has active base and precious metal exploration projects in Wyoming, U.S.A. and the Sudbury area of Ontario, Canada.

Mr. Sutcliffe is Chairman of Patricia Mining Corp. ("Patricia Mining"). Patricia Mining has active gold exploration and mining interests in the Wawa area of Ontario, Canada. Patricia Mining has a 2% net smelter return royalty on six mining claims acquired by the Corporation from Patricia Mining.

Mr. Fox is a director of Southern Platinum Corp. ("Southern Plats"), a company listed on the Toronto Stock Exchange and Messina Limited, a South African company listed on the Johannesburg Stock Exchange. Southern Plats owns a 91.5% interest in Messina Limited which in turn owns 100% of Messina Platinum Mines Limited, a platinum group metals producer in South Africa.

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

           INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below, no director, executive officer, shareholder owning, directly or indirectly, or exercising control or direction over, 10% or more of the voting securities of the Corporation or any associate of any of the foregoing has or had a material interest in any transaction since January 1, 2002 that has materially affected or will materially affect the Corporation.

In November 1999, the Corporation entered into a services agreement with Mr. Fox pursuant to which Mr. Fox was engaged to provide services in connection with the negotiation of palladium end-user supply contracts, project capital financing, smelting and refining agreements, metals price forecasting and marketing other metals. The services agreement was negotiated at arms-length prior to Mr. Fox becoming a director of NAP. During 2004, 2003 and 2002 Mr. Fox received $581,000, $400,000 and $412,000, respectively, pursuant to the agreement.

                                 TRANSFER AGENT

Computershare Trust Company of Canada is the registrar and transfer agent of the Corporation's common shares in Canada and Computershare Trust Company, Inc. is the registrar and co-transfer agent for the Corporation's common shares in the United States.

                               MATERIAL CONTRACTS

The Senior Credit Facility described in the section titled "Financings" is the only contract that is material to the Corporation and that was entered into within the most recently completed financial year.

                              INTERESTS OF EXPERTS

RPA was engaged to prepare the RPA Feasibility Study and the Technical Report and the reserve estimate for the underground mine as at December 31, 2004. None of Messrs. Clow and Rennie and RPA owned securities of the Corporation when the services were provided and no securities of the Corporation were issued to Messrs. Clow and Rennie or to RPA as compensation for their services in connection with the RPA Feasibility Study, the Technical Report or the recent underground mineral reserve estimate.

KPMG LLP, the external auditors of the Corporation, prepared the "Auditor's Report to the Shareholders of North American Palladium Ltd." with respect to the consolidated financial statements of the Corporation as at December 31, 2004 and for the year then ended. As at March 29, 2005, KPMG LLP and its partners did not hold any registered or beneficial ownership interests, directly or indirectly, in the securities of the Corporation or its associates or affiliates.

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

Planned production levels and operating costs are estimated based on the Corporation's experience in operating its mine. These estimates are subject to numerous uncertainties, many of which are beyond the Corporation's control. The Corporation cannot make assurances that its actual production levels will not be substantially lower than its estimates or that its operating costs will not be materially higher than anticipated.

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

THE CORPORATION MAY EXPERIENCE HIGHER COSTS AND LOWER REVENUES THAN ESTIMATED DUE TO UNEXPECTED PROBLEMS AND DELAYS.

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

This AIF contains reserve estimates as at December 31, 2004 based on exploration to that date. The Corporation conducts exploration programs at and surrounding the Lac des Iles Mine with the objective of increasing reserves. Mineral exploration involves significant risks over a substantial period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Even if the Corporation discovers a valuable deposit of minerals, it may be several years before production is possible and during that time it may become economically unfeasible to produce those minerals. There is no assurance that current or future exploration programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves at the Lac des Iles Mine. In the event that new reserves are not discovered, the Corporation may not be able to sustain production beyond 2010.

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

THE CORPORATION DEPENDS ON A SINGLE PALLADIUM SALES CONTRACT TO GENERATE MOST OF ITS REVENUES AND REDUCE ITS EXPOSURE TO FLUCTUATIONS OF THE PRICE OF PALLADIUM AND, AFTER THIS CONTRACT IS TERMINATED, THE CORPORATION MAY NOT BE ABLE TO FIND OTHER PURCHASERS FOR ITS PALLADIUM ON SIMILAR TERMS OR AT ALL.

Pursuant to the Palladium Sales Contract with the Automotive Manufacturer, the Corporation has committed to sell all of the refined palladium it is entitled to receive from the smelters to the Automotive Manufacturer until June 30, 2005. After the Palladium Sales Contract is suspended or terminated, the Corporation may not be able to sell its palladium on similar terms, and the Corporation's business could suffer significantly.

THE CORPORATION IS DEPENDENT ON THIRD PARTIES FOR SMELTING AND REFINING ITS PALLADIUM AND IF THEY ARE UNABLE TO ACCOMMODATE THE CORPORATION'S SMELTING AND REFINING REQUIREMENTS OR THE EXISTING CONTRACTS ARE TERMINATED OR NOT RENEWED THE CORPORATION'S ABILITY TO GENERATE REVENUES COULD BE HARMED.

The Corporation has smelter agreements with Inco and Falconbridge which provide for the smelting and refining of the principal metals contained in the concentrates produced at Lac des Iles Mine. The existing agreements with Inco and Falconbridge end on August 31, 2005 and March 31, 2006, respectively, and do not provide for automatic renewal or additional terms at the expiry of the initial term. The agreement with Falconbridge can be terminated in certain circumstances, such as default of performance. The inability to renew one or both of these agreements under similar terms or the termination of the Falconbridge agreement could have a material adverse affect on the Corporation's financial performance and results of operations until such time as alternative smelting and refining arrangements can be made or alternative purchasers of the Corporation's concentrates can be found.

THE CORPORATION'S VULNERABILITY TO CHANGES IN METAL PRICES MAY CAUSE ITS COMMON SHARE PRICE TO BE VOLATILE AND MAY AFFECT THE CORPORATION'S OPERATIONS AND FINANCIAL RESULTS..

The Corporation's primary source of revenue is the sale of palladium. In fiscal 2004, sales of palladium accounted for approximately 61% of the Corporation's revenues. Historically, changes in the market price of palladium have significantly impacted the Corporation's profitability and common share price. Following the expiry of the Palladium Sales Contract, market prices will directly impact profitability and may cause wide fluctuations in the market price for the Corporation's common shares. In addition, the financial results are very sensitive to external economic criteria related to the palladium price. A major risk will arise if there is a significant weakening of the U.S. dollar combined with a prolonged period of lower palladium prices. Many factors beyond the Corporation's control influence the market price of palladium. These factors include:

          o    global supply and demand;
          o    availability and costs of metal substitutes;
          o    speculative activities;
          o    international political and economic conditions; and
          o production levels and costs in other platinum group metal-producing countries, particularly Russia and South Africa.

Economic and political events in Russia could result in declining market prices. If Russia disposes of substantial amounts of palladium, platinum, rhodium, ruthenium, osmium and iridium, which are referred to as platinum group metals, from stockpiles or otherwise, the increased supply could reduce the market prices of palladium and platinum and adversely affect the Corporation's profitability and common share price. Russia's economic problems make Russian stockpiles difficult to predict and the risk of sales from stockpiles more significant.

SINCE THE CORPORATION'S REVENUES ARE IN UNITED STATES DOLLARS AND EXPENDITURES ARE IN CANADIAN DOLLARS, THE CORPORATION IS SUBJECT TO FLUCTUATIONS IN EXCHANGE RATES BETWEEN THE UNITED STATES AND CANADIAN DOLLARS.

Currency fluctuations may affect cash flow since the Corporation's production currently is sold in United States dollars, whereas the Corporation's administration, operating and exploration costs are incurred in Canadian dollars. Significant long term fluctuations in relative currency values could adversely affect the Corporation's results of operations. In particular, the Corporation may be adversely affected by a significant strengthening of the Canadian dollar against the United States dollar. In addition, the financial results are sensitive to fluctuations in the exchange rate. A major risk will arise if there is a significant weakening of the U.S. dollar combined with a prolonged period of lower palladium spot prices.

THE CORPORATION'S COLLECTIVE AGREEMENT WITH ITS EMPLOYEES EXPIRES IN FEBRUARY 2006 AND THE INABILITY TO RENEW THE COLLECTIVE AGREEMENT ON SIMILAR TERMS COULD HAVE A MATERIAL ADVERSE AFFECT ON THE CORPORATION.

The Corporation has a collective agreement with the United Steel Workers of America, the union representing the employees at the Lac des Iles Mine (other than employees at or above the rank of foreman, safety co-ordinator, surveyors, dispatchers, technical staff and office, clerical and security personnel). The collective agreement expires in February 2006 and the inability to renew the agreement on similar terms could have a material adverse affect on the Corporation, including the affect of work stoppages or strikes on the results of operations and financial performance of the Corporation.

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

The Corporation will be responsible for all costs of closure and reclamation at the Lac des Iles Mine. Under applicable environmental legislation, the Corporation was required to establish a trust fund to prepare for closure and reclamation. The current amended mine closure plan requires $7.8 million for clean-up and restoration of the mine site. The trust fund, maintained by the Ontario Ministry of Northern Development and Mines, is designed to collect $7.8 million through instalments of $100,000 per month. The money in the trust fund will become available to the Corporation when the mine closure is completed. At December 31, 2004, approximately $6.0 million was on deposit in the trust fund. Development of the underground mine as planned will require an amendment to the existing closure plan and will result in an increase in the amount of financial assurance required by the Ontario Ministry of Northern Development and Mines. The actual amount needed for the closure of the Lac des Iles Mine may be materially more than the original estimate. Recent changes in the Province of Ontario mining regulations may require the Corporation to provide a letter of credit or other financial instrument as security for the closure of the Lac des Iles Mine.

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

In the ordinary course of business, the Corporation is required to obtain and renew governmental permits for the operation and expansion of existing operations or for the commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process. The duration and success of the Corporation's efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Corporation may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Corporation expects. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely affect the Corporation's revenues and future growth.

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

THE CORPORATION'S PRINCIPAL SHAREHOLDER HAS THE ABILITY TO DIRECT THE CORPORATION'S AFFAIRS AND BUSINESS AND, BECAUSE IT OWNS APPROXIMATELY 50.4% OF THE COMMON SHARES, THIRD PARTIES MAY BE DETERRED FROM ACQUIRING THE CORPORATION.

To the best of the Corporation's knowledge, Kaiser-Francis, a privately-held oil and gas company based in Tulsa, Oklahoma, owns common shares, representing approximately 50.4% of the total number of common shares outstanding as of March 4, 2005. Kaiser-Francis therefore has the ability to direct the affairs and business of the Corporation. This concentration of ownership may have the effect of delaying or preventing a change in control of the Corporation, which may deprive the Corporation's shareholders of a control premium that might otherwise be realized in connection with an acquisition of the Corporation.

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

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily made based on estimates and assumptions made by the Corporation in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These estimates and assumptions are inherently subject to significant business, economic and competitive uncertainties, many of which, with respect to future events, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Corporation, or on its behalf.

In particular, the words "expect," "anticipate," "estimate," "may," "will," "should," "intend," "believe," "target," "budget," "plan," "projection", "strategy" and similar expressions are intended to identify forward-looking statements. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this renewal annual information form should not be considered as a representation by the Corporation or any other person that its objectives or plans will be achieved. Numerous factors could cause the Corporation's actual results to differ materially from those in the forward-looking statements, including the following, which are discussed in greater detail under the "Risk Factors" section herein:

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

These factors should be considered carefully, and readers should not place undue reliance on the Corporation's forward-looking statements. The Corporation undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date of this renewal annual information form or to reflect the occurrence of unanticipated events, except as required by law.

                             ADDITIONAL INFORMATION

AUDIT COMMITTEE INFORMATION

AUDIT COMMITTEE CHARTER

The Audit Committee charter is set out below.

COMPOSITION OF THE AUDIT COMMITTEE

The Committee is comprised of Gregory J. Van Staveren (Chairman), Steven R. Berlin and Michael P. Amsden. Messrs. Van Staveren and Amsden are independent as such term is defined in Multilateral Instrument 52-110 - Audit Committees. Mr. Berlin is an executive officer of the principal shareholder of the Corporation and is not considered independent by virtue of such relationship. Mr. Berlin is a certified public accountant and has considerable experience in finance and accounting. The Board of Directors determined that it was in the best interests of shareholders to appoint Mr. Berlin to the Audit Committee.

RELEVANT EDUCATION AND EXPERIENCE

Each of the members of the Committee is financially literate. Each of Mr. Van Staveren and Mr. Berlin satisfy the criteria required for the financial expert and Mr. Van Staveren is designated as the audit committee financial expert. Mr. Van Staveren is a chartered accountant and a certified public accountant.

He was Chief Financial Officer of Martinrea International Inc. an automotive parts manufacturer from February 1998 to September 2001 and currently provides strategic financial services to companies. Prior to February 1998, Mr. Van Staveren was a partner with KPMG LLP.

Mr. Berlin is a certified public accountant and is a Vice President of Kaiser-Francis since September 1999 and Co-Chief Financial Officer of Kaiser-Francis from September 1999 to the end of December 2004. Mr. Berlin also served as Chief Financial Officer and Treasurer of PetroCorp Incorporated, an oil and gas company from November 1999 to January 2004.

Mr. Amsden has been a Director of the Corporation since April 1995. He has also extensive management experience throughout his career. Mr. Amsden retired from Falconbridge Ltd. in 1993. During his tenure at Falconbridge, which began in 1986, Mr. Amsden was Vice President and General Manager of the Kidd Creek Division until 1990 when he became Vice President Environmental Services, which included being President of Lakefield Research. In 1992 he became General Manager of Falconbridge, Chile S.A.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

All audit and non-audit services performed by the Corporation's external auditors are pre-approved by the Audit Committee.

EXTERNAL AUDITOR SERVICE FEES

AUDIT FEES

The aggregate fees billed by Ernst & Young LLP ("E&Y"), the Corporation's external auditors for the fiscal year ended December 31, 2003 and 2004, for professional services rendered by E&Y for the audit of the Corporation's 2003 annual financial statements or services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for such years were Cdn$195,000 and Cdn$125,000, respectively. The Corporation's shareholders approved the appointment of KPMG LLP ("KPMG") as auditors of the Corporation in June 2004. The aggregate fees billed by KPMG, the Corporation's external auditors for the fiscal year ended December 31, 2004, for professional services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for that year were Cdn$210,000.

AUDIT-RELATED FEES

No fees were billed by E&Y or KPMG for the fiscal years ended December 31, 2003 and 2004 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements.

TAX FEES

The aggregate fees billed by E&Y for the fiscal years ended December 31, 2003 and 2004 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$26,426 and Cdn$13,000, respectively. The aggregate fees billed by KPMG for the fiscal years ended December 31, 2003 and 2004 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$nil and Cdn$79,000, respectively. Tax services provided included preparation of corporate tax returns and review of tax provisions.

ALL OTHER FEES

The aggregate fees billed by E&Y for the fiscal years ended December 31, 2003 and 2004 for products and services provided by E&Y, other than the services reported in the preceding three paragraphs, were Cdn$nil and Cdn$500, respectively. Other products and services provided included accounting support. The aggregate fees billed by KPMG for the fiscal years ended December 31, 2003 and 2004 for products and services provided by KPMG, other than the services reported in the preceding three paragraphs, were Cdn$nil and Cdn$nil, respectively.

OTHER ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation's Management Proxy Circular dated March 16, 2005. As well, additional financial information is provided in the Corporation's annual financials statements for the year ended December 31, 2004 and management's discussion and analysis of operations and financial results.

                             AUDIT COMMITTEE CHARTER

1.   COMPOSITION

a) The Audit Committee shall consist of a minimum of three directors of the Corporation.

     The Audit Committee shall be comprised entirely of independent directors, as such term is defined by applicable laws and related rules and regulations, and rules of relevant stock exchanges (collectively referred to as "Applicable Laws"). For clarity, US Applicable Laws means those applicable to foreign private issuers.

     Notwithstanding the foregoing sentence, a member is exempt from the independence requirements if permitted by Applicable Laws. The appointment of the non-independent director shall be disclosed in the next proxy circular mailed to shareholders. If there is reliance on curing provisions, notice shall be given to the stock exchanges immediately upon learning of the circumstances that resulted in the non-compliance.

b) A quorum for the transaction of business at all meetings of the Audit Committee shall be a majority of members.

2.   QUALIFICATIONS AND EXPERIENCE

     At the time of appointment or within a reasonable period of time following appointment, each member of the Committee must be financially literate, having the ability to read and understand a set of financial statements that present the breadth and level of complexity or accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably be expected to be raised by the Corporation's financial statements.

a)   At least one member (the "financial expert") of the Committee must have:

     i. An understanding of financial statements and accounting principles used by the Corporation to prepare its financial statements;

     ii. The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

     iii. Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;

     iv. An understanding of internal controls and procedures for financial reporting; and

     v.   An understanding of audit committee functions.

b) The financial expert must have acquired the foregoing attributes through one or more of the following:

     i. Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

     ii. Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

     iii. Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

     iv.  Other relevant experience.

3.   MANDATE AND RESPONSIBILITIES

     The Audit Committee shall:

     a) Review and assess the adequacy of the Audit Committee Charter on an annual basis;

     b) Meet with the Corporation's external auditors as necessary and before the submission of the audited annual financial statements to the Board and communicate to external auditors that they are ultimately accountable to the Board and the Audit Committee as representatives of shareholders;

     c) Review the annual financial statements of the Corporation and "management's discussion and analysis" and recommend the financial statements for approval to the Board;

     d) Review and approve interim financial statements of the Corporation and "management's discussion and analysis" prior to filing with the securities regulatory authorities and delivery to shareholders;

     e) Obtain explanations from management on all the significant variances between comparative reporting periods and, in respect the annual financial statements, question management and the external auditor regarding the significant financial reporting issues discussed during the fiscal period and the method of resolution;

     f)   Be responsible for:

          i. Ensuring that a written statement is obtained from the external auditor describing all relationships between the external auditor and the Corporation;

          ii. Discussing with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor; and

          iii. Determining that the external auditors have a process in place to address the rotation of the lead partner and other audit partners serving the account as required under Canadian independence standards and the SEC independence rules, as applicable to foreign private issuers;

g) Assess the performance of the external auditors and recommend to the Board annually or as they may otherwise determine a duly qualified external auditor to be nominated (for appointment or retention) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation;

h)   Review the plan and scope of the audit to be conducted by the internal (if any) and external auditors of the Corporation;

i) Approve, or recommend to the Board for approval, the compensation of the external auditors;

j) Directly oversee the work of the external auditors, including reviewing the Corporation's critical accounting policies and practices, material alternative accounting treatments and material written communications between the external auditors and management, and the resolution of disagreements between management and the external auditor regarding financial reporting;

k) Pre-approve all audit and permitted non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors or the external auditors of the Corporation's subsidiary, in accordance with Applicable Laws;

l) Review all post-audit or management letters containing the recommendations of the external auditor and management's response or follow-up of any identified weakness;

m) Meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with external auditors;

n)   Review all annual and interim earnings press releases;

o) Determine that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements, other than disclosure in the Corporation's financial statements, management's discussion and analysis and earnings press releases, and periodically assess the adequacy of these procedures;

p)   Establish procedures for:

     i. The receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

     ii. The confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

q) Enquire as to the adequacy of the Corporation's system of internal controls;

r)   Review and approve all related party transactions;

s) Review and approve the Corporation's hiring policies regarding employees and former employees of the present and former external auditors of the Corporation;

t) Have such other duties, powers and authorities, consistent with the provisions of the CANADA BUSINESS CORPORATIONS ACT, as the Board may, by resolution, delegate to the Audit Committee from time to time.

4.   AUTHORITY

     The Audit Committee shall have the authority:

a) For the purpose of performing their duties, of inspecting all of the books and records of the Corporation and its affiliates and of discussing such accounts and records and any matters relating to the financial position or condition of the Corporation with the officers and internal (if any) and external auditors of the Corporation and its affiliates;

b) To engage independent counsel and other advisors as it determines necessary to carry out its duties;

c) To set and pay the compensation for any advisors employed by the Audit Committee, including without limitation, compensation to any public accounting firm engaged for the purpose of preparing or issuing and audit report or performing other audit, review or attest services for the Corporation;

d) To set and pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties; and

e)   To communicate directly with the internal (if any) and external auditors.

5.   PROCEEDINGS

     The following shall apply to the proceedings of the Audit Committee.

a) The business of the Audit Committee shall be transacted either at meetings thereof or by conference telephone or other communications facilities that permit all persons participating in the meeting to hear each other, or by resolution in writing. All questions at a meeting shall be decided in accordance with the vote of a majority of those present and the Chairman of the meeting shall not have a second or casting vote.

b) A resolution in writing signed by all members of the Audit Committee entitled to vote on that resolution at a meeting of the Audit Committee shall be as valid as if it had been passed at a duly called and constituted meeting. Such resolutions in writing may be in one or more counterparts, all of which, when taken together, shall be deemed to constitute one resolution.

c) The Audit Committee Chairman shall periodically report to the Board of Directors on the activities of the Audit Committee.

d) The external auditor of the Corporation shall, at the expense of the Corporation, be entitled to attend and be heard at or may be invited to any meeting of the Audit Committee.

e) The external auditor and senior management shall have the opportunity or may be invited to meet separately with the Audit Committee.

f) The minutes of the proceedings of the Audit Committee and any resolutions in writing shall be kept in a book provided for that purpose which shall always be open for inspection by any director of the Corporation.

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

"CONCENTRATOR OR PROCESSING PLANT" means a plant or facility which processes ore brought from the mine and removes most of the valuable mineral or metal from the ore and discards most of the barren portion of the ore as tailings.

"CUT-OFF GRADE" is determined by the following formula parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, process and refining recovery rates and PGMs prices.

"DIAMOND DRILLING" means rotary drilling using diamond impregnated bits to produce a solid continuous core sample of the underlying rock.

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

MANAGEMENT'S RESPONSIBILITY                                             AUDITORS' REPORT TO
FOR FINANCIAL STATEMENTS                                                THE SHAREHOLDERS OF
                                                                        NORTH AMERICAN PALLADIUM LTD.



        The accompanying consolidated financial statements
have been prepared by management in accordance with Canadian                    We have audited the consolidated balance sheet of
generally accepted accounting principles. Financial                     North American Palladium Ltd. as at December 31, 2004 and
statements are not precise since they include certain                   the consolidated statements of earnings (loss) and deficit
amounts based on estimates and judgments. When alternative              and cash flows for the year then ended. These financial
methods exist, management has chosen those it deems most                statements are the responsibility of the Company's
appropriate in the circumstances in order to ensure that the            management. Our responsibility is to express an opinion on
consolidated financial statements are presented fairly, in              these financial statements based on our audit.
all material respects, in accordance with Canadian generally
accepted accounting principles. The financial information                       We conducted our audit in accordance with Canadian
presented elsewhere in the annual report is consistent with             generally accepted auditing standards. Those standards
that in the consolidated financial statements.                          require that we plan and perform an audit to obtain
                                                                        reasonable assurance whether the financial statements are
        The Company maintains adequate systems of internal              free of material misstatement. An audit includes examining,
accounting and administrative controls. Such systems are                on a test basis, evidence supporting the amounts and
designed to provide reasonable assurance that transactions              disclosures in the financial statements. An audit also
are properly authorized and recorded, the Company's assets              includes assessing the accounting principles used and
are appropriately accounted for and adequately safeguarded              significant estimates made by management, as well as
and that the financial information is relevant and reliable.            evaluating the overall financial statement presentation.

        The Board of Directors of the Company is responsible                    In our opinion, these consolidated financial
for ensuring that management fulfills its responsibilities              statements present fairly, in all material respects, the
for financial reporting, and is ultimately responsible for              financial position of the Company as at December 31, 2004
reviewing and approving the consolidated financial                      and the results of its operations and its cash flows for the
statements and the accompanying management's discussion and             year then ended in accordance with Canadian generally
analysis. The Board of Directors carries out this                       accepted accounting principles.
responsibility principally through its Audit Committee.
                                                                                The consolidated financial statements as at December
        The Audit Committee is appointed by the Board of                31, 2003 and for the two years ended December 31, 2003 were
Directors and all of its members are non-management                     audited by another firm of chartered accountants, who
directors. The Audit Committee meets periodically with                  expressed an opinion without reservation on those statements
management and the external auditors to discuss internal                in their auditors' report dated February 20, 2004.
controls, auditing matters and financial reporting issues,
and to satisfy itself that each party is properly
discharging its responsibilities. The Audit Committee also                      /s/ KPMG LLP
reviews the consolidated financial statements, management's
discussion and analysis, the external auditors' report,                         Chartered Accountants
examines the fees and expenses for audit services, and
considers the engagement or reappointment of the external                       Toronto, Canada,
auditors. The Audit Committee reports its findings to the                       February 21, 2005
Board of Directors for its consideration when approving the
consolidated financial statements for issuance to the
shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

        Toronto, Canada
        February 21, 2005


        /s/ ANDRE J. DOUCHANE        /s/ GEORGE D. FAUGHT

        ANDRE J. DOUCHANE            GEORGE D. FAUGHT
        President and CEO            Vice President Finance,
                                     and CFO


30                                  Continued FOCUS on Operations, Growth and Financial Position

------------------------------------------------------------------------------------------------------------------------------------
North American Palladium Ltd.
CONSOLIDATED BALANCE SHEETS
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                              December 31
                                                                                                     2004                      2003
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Current Assets
Cash and cash equivalents                                                                       $  65,755                 $  11,950
Restricted cash equivalents                                                                            --                     1,813
Concentrate awaiting settlement, net - NOTE 3                                                      68,259                    94,610
Inventories - NOTE 4                                                                                8,954                     9,141
Crushed and broken ore stockpiles                                                                   9,256                     6,251
Accounts receivable and other assets                                                                1,615                     1,387
Future tax asset - NOTE 16                                                                           --                          84
                                                                                                  153,839                   125,236
Mining interests, net - NOTE 5                                                                    136,009                   247,116
Mine restoration deposit - NOTE 7                                                                   5,973                     4,733
Crushed and broken ore stockpiles                                                                   1,379                     5,983
Future tax asset - NOTE 16                                                                             --                     9,334
Deferred financing costs - NOTE 6                                                                     697                     1,290
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                $ 297,897                 $ 393,692
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                                        $  20,231                 $  16,041
Taxes payable                                                                                         521                     1,311
Future tax liability - NOTE 16                                                                         --                       216
Current portion of obligations under capital leases - NOTE 8                                        1,481                     1,070
Current portion of long-term debt - NOTE 9                                                          6,815                    34,538
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   29,048                    53,176
Mine restoration obligation                                                                         7,592                     7,300
Obligations under capital leases - NOTE 8                                                           3,182                     1,015
Long-term debt - NOTE 9                                                                            24,851                     7,272
Kaiser-Francis credit facility - NOTE 10                                                           13,842                    14,866
Future mining tax liability - NOTE 16                                                               1,549                    10,108
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   80,064                    93,737
SHAREHOLDERS' EQUITY
Capital stock - NOTE 12                                                                           322,904                   313,489
Contributed surplus                                                                                   573                        --
Deficit                                                                                          (105,644)                  (13,534)
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                        217,833                   299,955
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                $ 297,897                 $ 393,692
------------------------------------------------------------------------------------------------------------------------------------
Commitments - NOTE 13
Contingencies - NOTE 15
See accompanying notes to the consolidated financial statements.

On Behalf of the Board:


/s/ MICHAEL P. AMSDEN                   /s/ GREG VAN STAVEREN

MICHAEL P. AMSDEN                       GREG VAN STAVEREN
Director                                Director


North American Palladium Ltd.                            2004 Annual Report                                                       31

------------------------------------------------------------------------------------------------------------------------------------
North American Palladium Ltd.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND DEFICIT
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                              Year ended December 31
                                                                               2004                    2003                    2002
------------------------------------------------------------------------------------------------------------------------------------
REVENUE FROM METAL SALES - NOTE 14                                     $    185,204            $    192,141            $    176,773
------------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Production costs, excluding amortization and
  asset retirement costs                                                    102,936                 103,654                 100,599
Smelter treatment, refining and freight costs                                23,602                  19,048                  16,909
Insurance recovery                                                           (7,148)                   --                      --
Amortization - NOTE 5(B)                                                     36,710                  28,590                  20,190
Administrative                                                                5,557                   3,788                   4,212
Exploration expense                                                           2,479                   1,942                     850
Loss on disposal of capital assets                                              277                     788                      99
Asset retirement costs                                                          905                     921                     587
Write-down of mining interests - NOTE 5(C)                                  108,000                   2,315                    --
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                    273,318                 161,046                 143,446
------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM MINING OPERATIONS                                        (88,114)                 31,095                  33,327
------------------------------------------------------------------------------------------------------------------------------------
Other income (expenses)
Interest on long-term debt - NOTES 9 AND 10                                  (1,756)                 (3,158)                 (5,405)
Write-off of deferred financing costs                                          (788)                   --                      --
Foreign exchange gain (loss)                                                   (340)                 18,138                     792
Interest income                                                                 494                     474                     663
Derivative income                                                               213                    --                      --
Interest expense                                                                (29)                    (17)                   (433)
------------------------------------------------------------------------------------------------------------------------------------
Total other income (expenses)                                                (2,206)                 15,437                  (4,383)
------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                           (90,320)                 46,532                  28,944
Provision for income taxes - NOTE 16                                          1,790                   8,154                  13,862
------------------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS) FOR THE YEAR                                              (92,110)                 38,378                  15,082

Deficit, beginning of year                                                  (13,534)                (51,912)                (66,994)
------------------------------------------------------------------------------------------------------------------------------------
Deficit, end of year                                                   $   (105,644)           $    (13,534)           $    (51,912)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share
  Basic                                                                $      (1.79)           $       0.76            $       0.30
------------------------------------------------------------------------------------------------------------------------------------
  Diluted - NOTE 12(B)                                                 $      (1.79)           $       0.75            $       0.30
------------------------------------------------------------------------------------------------------------------------------------
Weighted-average number of shares outstanding - basic                    51,379,542              50,763,566              50,544,634
------------------------------------------------------------------------------------------------------------------------------------
Weighted-average number of shares outstanding - diluted
  - NOTE 12(B)                                                           51,379,542              50,832,904              50,593,508
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.


32                                  Continued FOCUS on Operations, Growth and Financial Position

------------------------------------------------------------------------------------------------------------------------------------
North American Palladium Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                               Year ended December 31
                                                                                2004                   2003                    2002
------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
OPERATIONS
Net income (loss) for the year                                            $ (92,110)              $  38,378               $  15,082
Operating items not involving cash
  Future income tax expense - NOTE 16                                           643                   7,392                  13,046
  Amortization                                                               36,710                  28,590                  20,190
  Accrued interest on mine closure deposit                                      (40)                    (63)                    (38)
  Write-down of mining interests                                            108,000                   2,315                      --
  Unrealized foreign exchange gain                                           (3,687)                (18,519)                 (1,494)
  Loss on disposal of capital assets                                            277                     788                      99
  Provision for asset retirement costs                                          905                     921                     587
  Write-off of deferred financing costs                                         788                      --                      --
  Stock-based compensation                                                      573                      --                      --
------------------------------------------------------------------------------------------------------------------------------------
                                                                             52,059                  59,802                  47,472

Changes in non-cash working capital - NOTE 17(A)                             29,731                  (5,235)                 (5,369)
------------------------------------------------------------------------------------------------------------------------------------
                                                                             81,790                  54,567                  42,103
------------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Repayment of long-term debt                                                 (44,290)                (45,134)                (33,233)
Increase in long-term debt                                                   36,809                      --                      --
Issuance of common shares                                                     9,415                   1,506                   1,199
Mine restoration deposit                                                     (1,200)                 (1,200)                 (1,200)
Repayment of obligations under capital leases                                (1,751)                 (1,046)                 (1,419)
Deferred financing costs                                                       (504)                     --                      --
Increase in Kaiser-Francis credit facility                                       --                      --                  10,372
------------------------------------------------------------------------------------------------------------------------------------
                                                                             (1,521)                (45,874)                (24,281)
------------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to mining interests                                               (28,728)                (11,707)                 (8,446)
Proceeds on disposal of mining interests                                        451                     114                     513
Restricted cash equivalents                                                   1,813                   3,314                    (128)
------------------------------------------------------------------------------------------------------------------------------------
                                                                            (26,464)                 (8,279)                 (8,061)
------------------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                        53,805                     414                   9,761
Cash and cash equivalents, beginning of year                                 11,950                  11,536                   1,775
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                    $  65,755               $  11,950               $  11,536
------------------------------------------------------------------------------------------------------------------------------------

Supplementary information - NOTE 17(B) AND (C)

See accompanying notes to the consolidated financial statements.


North American Palladium Ltd.                            2004 Annual Report                                                       33

--------------------------------------------------------------------------------
North American Palladium Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the years ended December 31, 2004, 2003 and 2002
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------




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

        The Company's financial position and operating results are directly affected by the market price of the PGMs in relation to the Company's production costs. The prices of PGMs (palladium, platinum) and by-product metals (gold, copper and nickel) fluctuate widely and are affected by numerous factors beyond the Company's control. The Company is under long-term contracts with two smelting firms for the sale of its concentrates. During 2000, the Company entered into a long-term palladium sales agreement with a major automotive manufacturer for the sale of all of its palladium production for deliveries of metal up to June 30, 2005 (NOTE 13(A)). Commencing with the first quarter of 2005, palladium production which will be available for delivery after June 30, 2005 will not be subject to the palladium sales agreement.


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, except as discussed in note 18, conform in all material respects with United States generally accepted accounting principles. The more significant accounting policies are summarized as follows:

        BASIS OF CONSOLIDATION

        These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Lac des Iles Mines Ltd. ("LDI"). All intercompany balances and tranactions have been eliminated.

        REVENUE AND CONCENTRATE AWAITING SETTLEMENT

        Revenue from the sale of palladium and by-product metals is recognized net of royalties upon the delivery of concentrate to the smelter, which is when title transfers and the rights and obligations of ownership pass. The Company's metals are sold under contracts that provide for final prices that are determined by quoted market prices in a period subsequent to the date of sale. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the price is finalized. The effect of hedging instruments is also included in revenue. Concentrate awaiting settlement at the smelter is net of estimated treatment and refining costs.

        Although the Company sold its metals during 2004 to a limited number of customers, the Company is not economically dependent upon them as there are other markets throughout the world for the Company's metals.

        DERIVATIVE FINANCIAL INSTRUMENTS

        The Company enters into forward commodity sales contracts from time to time to hedge the effect of changes in the prices of metals it produces on the Company's revenues (NOTES 13(A), (C), (D) (E) AND (F)). Gains and losses on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales (NOTE 14) over the term of the hedging contract.

        From time to time the Company enters into foreign exchange forward sales contracts to manage the effect of fluctuations in the value of committed US dollar denominated revenues. For those forward exchange contracts designated by the Company as hedges, the related revenue is recorded at the forward contract rate. Those foreign exchange forward sales contracts not designated by the Company as hedges are marked-to-market as at the balance sheet date and the resultant gains or losses are included in earnings for the period. The fair value of the Company's derivative financial instruments is determined based on forward prices supplied by knowledgeable, independent third parties.

        The Company used electricity swap contracts to hedge the effects of price fluctuations in its electricity purchase requirements in Ontario. The net swap settlements are recognized in the same period as the hedge transaction.

        The Company does not hold financial instruments or derivative financial instruments for trading purposes. Cash flows arising in respect of hedging transactions are recognized under cash flows from operating activities.

        The Company does not consider the credit risk associated with its financial instruments to be significant. Foreign currency contracts and commodity hedge contracts are maintained with high-quality counter-parties, and the Company does not anticipate that any counter-party will fail to meet its obligations.


34        Continued FOCUS on Operations, Growth and Financial Position

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

        MINING INTERESTS

        Plant and equipment are recorded at cost with amortization generally provided either on the unit-of-production method over the proven and probable reserves to which they relate or on a straight-line method over their estimated useful lives ranging from three to seven years. The Company capitalizes interest on major projects where direct indebtedness has occurred.

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

        Exploration costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, future development and exploration expenditures are capitalized. Determination as to reserve potential is based on the results of feasibility studies, which indicate whether production from a property is economically feasible. Initial feasibility studies are optimized once drilling has confirmed the shape, grades and continuity of the mineralization. Upon commencement of the commercial production of a development project these costs are amortized using the unit-of-production method over the proven and probable reserves. Deferred expenditures, net of salvage values, relating to a property that is abandoned or considered uneconomic for the foreseeable future, are written off.

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

        The Company assesses long-lived assets for recoverability whenever indicators of impairment exist. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset is less than the carrying value. Future cash flows are estimated based on quantities of recoverable minerals, expected palladium and other commodity prices and expected foreign exchange rates (considering current, historical and expected future prices and foreign exchange rates and related factors), production levels and cash costs of production and capital and reclamation expenditures, all based on detailed life-of-mine plans and projections. The term "recoverable minerals" refers to the estimated amount of palladium and other commodities that will be obtained from proven and probable reserves after taking into account losses during mining, ore processing and concentrate treatment. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment changes (NOTE 5(C)).

        ASSET RETIREMENT OBLIGATIONS

        Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement obligation is capitalized as part of mining interests and amortized over the estimated life of the mine. Total undiscounted cash flows required to settle the obligations are estimated to be approximately $7.8 million, the majority of which is to be paid at the end of the mine life, which is currently expected to end in 2010. A credit adjusted risk-free rate of 5% has been utilized to determine the obligation recorded on the balance sheet. The estimated asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.


North American Palladium Ltd.  2004 Annual Report                             35

        The following is a reconciliation of the changes in the asset retirement obligation during the year:

                                                        2004         2003
        -----------------------------------------------------------------
        Balance, beginning of the year             $   7,300    $   7,019
        Accretion expense                                292          281
        -----------------------------------------------------------------
        Balance at the end of year                 $   7,592    $   7,300
        -----------------------------------------------------------------

        STOCK-BASED COMPENSATION PLAN

        The Company has a stock-based compensation plan which is described in note 12(a). Effective January 1, 2003, the Company changed its method of accounting for stock options from the intrinsic value method to one that recognizes as an expense the cost of stock-based compensation based on the estimated fair value of new stock options granted to employees and directors. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model. For options granted from January 1, 2002 to December 31, 2002, the Company elected to not recognize compensation expense when stock options were issued to employees and directors. Any consideration paid by employees and directors on exercise of stock options or purchase of stock is credited to share capital.

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

        INCOME TAXES

        The Company follows the asset and liability method of tax allocation for accounting for income taxes. Under the asset and liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

        CASH AND CASH EQUIVALENTS/RESTRICTED CASH EQUIVALENTS

        Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of three months or less and are stated at cost.

        Short-term investments with maturities of three months or less that are subject to security arrangements are included in restricted cash equivalents.

        DEFERRED FINANCING COSTS

        Deferred financing costs represents the costs of negotiating and securing the Company's long-term debt facilities and share issue costs in connection with the filing of a shelf prospectus. The amortization of the costs of securing the long-term debt facilities is included in amortization expense on a straight-line basis over the term of the debt facility. The share issue costs will be offset against share proceeds at the time an equity financing is completed and if an equity financing is not completed before the expiration of the shelf prospectus, the share issue costs will be written off.

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


36        Continued FOCUS on Operations, Growth and Financial Position

3.      CONCENTRATE AWAITING SETTLEMENT

        Concentrate awaiting settlement is comprised of:

                                                          2004          2003
        --------------------------------------------------------------------
        Concentrate awaiting settlement, gross      $   76,491    $  104,880
        Refining and smelter treatment charges          (8,232)      (10,270)
        --------------------------------------------------------------------
        Concentrate awaiting settlement, net        $   68,259    $   94,610
        --------------------------------------------------------------------

        The gross value of concentrate awaiting settlement represents the value of all PGMs and base metals from production shipped to and received by the third-party smelters between June and December 2004, including 114,186 ounces of palladium (2003 - between June and December 2003, including 147,570 ounces of palladium).

        All of the concentrate awaiting settlement is from two domestic customers at December 31, 2004 (2003 - two domestic customers). No reserves for doubtful accounts have been established. In the opinion of management, full realization will occur on all such receivables.

4.      INVENTORIES

        Inventories consist of the following:

                                                          2004          2003
        --------------------------------------------------------------------
        Concentrate                                 $      587    $    1,669
        Supplies                                         8,367         7,472
        --------------------------------------------------------------------
                                                    $    8,954    $    9,141
        --------------------------------------------------------------------

5.      MINING INTERESTS

        (A)     Mining interests are comprised of the following:

                                                          2004          2003
        --------------------------------------------------------------------

        Plant and equipment, at cost                $  345,588    $  322,966
        Underground mine development, at cost            6,920             -
        Accumulated amortization                       140,413       108,972
        --------------------------------------------------------------------
                                                       212,065       213,994
        --------------------------------------------------------------------
        Equipment under capital lease, at cost           6,346         3,758
        Accumulated amortization                           859         1,056
        --------------------------------------------------------------------
                         5,487 2,702
        --------------------------------------------------------------------
        Mining leases and claims, royalty interest,
          exploration and development, at cost          82,537        82,353
        Accumulated amortization                        56,080        51,933
        --------------------------------------------------------------------
                        26,457 30,420
        --------------------------------------------------------------------
        Mining interests before impairment charge      244,009       247,116
        Impairment charge                              108,000             -
        --------------------------------------------------------------------
        Mining interests, net                       $  136,009    $  247,116
        --------------------------------------------------------------------


North American Palladium Ltd.  2004 Annual Report                             37

        (B)     Amortization expense is comprised of:

                                                              2004         2003        2002
        -----------------------------------------------------------------------------------
        Capital assets (including plant and equipment,
          and equipment under capital lease)             $  32,149    $  24,746   $  17,505
        Mining leases and claims, royalty interest,
          exploration and development costs                  4,147        3,054       1,895
        Deferred financing costs                               414          790         790
        -----------------------------------------------------------------------------------
                                                         $  36,710    $  28,590   $  20,190
        -----------------------------------------------------------------------------------

        (C) During the fourth quarter of 2004 the Company performed an annual impairment test which resulted in a non-cash charge of $108,000 to write-down the carrying value of mining interests. An assessment of impairment was required as a result of changes in certain key assumptions which were affected by a continuation of low palladium prices.

        In 2003, the Company recorded a write-down of $2,315 pertaining to the retirement of a damaged primary crusher.

6.      DEFERRED FINANCING COSTS

                                                          2004          2003
        --------------------------------------------------------------------
        Financing costs                              $     716     $   3,265
        Accumulated amortization                            19         1,975
        --------------------------------------------------------------------
                                                     $     697     $   1,290
        --------------------------------------------------------------------

7.      MINE RESTORATION PLAN

        The Company, in conjunction with the Ontario Ministry of Northern Development and Mines (the "Ministry"), has established a trust fund (the "Fund") pursuant to the Company's mine closure plan for eventual clean-up and restoration of the mine site. The mine closure plan calls for a total amount of $7,802 to be accumulated in the Fund.

        Commencing in February 2001, the Fund, controlled by the Ministry, started to accumulate through monthly deposits of $100. At December 31, 2004, the Company had $5,973 (2003 - $4,733) on deposit with the Ministry including accrued interest of $243. The funds on deposit bear interest at current short-term deposit rates and will be returned to the Company once the mine closure is completed.

8.      LEASE OBLIGATIONS

        The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

                                                                    2004         2003
        -----------------------------------------------------------------------------
        2004                                                   $       -    $   1,098
        2005                                                       1,632          620
        2006                                                       1,223          257
        2007                                                         951          171
        2008                                                         763            -
        2009                                                         452            -
        -----------------------------------------------------------------------------
        Total minimum lease payments                               5,021        2,146
        Amounts representing interest rates from 3.5% - 8.3%         358           61
        -----------------------------------------------------------------------------
        Present value of minimum lease payments                $   4,663    $   2,085
        Less current portion                                   $   1,481    $   1,070
        -----------------------------------------------------------------------------
        Long-term liabilities                                  $   3,182    $   1,015
        -----------------------------------------------------------------------------


38        Continued FOCUS on Operations, Growth and Financial Position

9.      LONG-TERM DEBT

        (A)     PROJECT TERM LOAN

        The project term loan was a non-revolving credit facility with an interest margin of 1.75% over LIBOR or Bankers Acceptance. In return for granting the loan the lender received a security in all of the Company's existing and future assets. In addition, the lender received an assignment of all material agreements including the palladium sales contract (NOTE 13(A)) and a pledge of the shares of LDI.

        Amounts drawn under the credit facility were required to be repaid in quarterly installments, with the final maturity date of the credit facility being March 31, 2005.

        In June 2004, the Company entered into a new senior credit facility and used a portion of this new facility to repay the Company's project term loan totalling approximately US$19,000.

        (B)     SENIOR CREDIT FACILITY

        On June 28, 2004, the Company entered into a new US$20,000 and C$10,000 senior credit facility with a leading equipment finance company which were fully drawn. The US$20,000 credit facility is repayable in equal quarterly installments of US$1,000 commencing on September 30, 2004 and has a final maturity on June 30, 2009. The C$10,000 credit facility is repayable in equal quarterly installments of C$500 commencing February 24, 2005 and has a final maturity of November 24, 2009. The credit facility has an interest margin of 2.5% over LIBOR or Bankers Acceptances. In return for granting the loan the lender received a first priority security in all of the Company's existing and future assets excluding its production leases and claims. The credit facility allows in certain circumstances, full repayment of outstanding loans at any time during the term of the facility.

10.     KAISER-FRANCIS CREDIT FACILITY

        At the time the Company entered into the new senior credit facility, certain terms under the US$20,000 non-revolving credit facility with Kaiser-Francis Oil Company ("Kaiser-Francis") were amended. The final maturity date was extended to June 30, 2006 from May 31, 2005 and the interest rate was reset based upon the 30 day LIBOR rate plus 2.50%. Amounts not drawn under the loan are subject to a standby fee payable quarterly at 0.125% per annum. The Company paid on closing a commitment fee of 0.75% of the total commitment (US$150). In connection with the loan, the Company has granted Kaiser-Francis a security interest in all of the assets of the Company and a pledge of the LDI shares. The security interests in all of the assets of the Company are subordinated to the security interests of the senior credit facility. As at December 31, 2004, the outstanding loan was US$11,500 (2003 - US$11,500).

        The loan agreement includes customary representations, warranties and covenants, including a covenant by the Company not to pay dividends or make any other payment to shareholders while the loan is outstanding. The loan agreement also provides for customary events of default.

11.     RELATED PARTY TRANSACTIONS AND COMMITMENTS

        Kaiser-Francis is the controlling shareholder of the Company. In addition to the related party transactions with Kaiser-Francis disclosed in note 10, the Company has completed the following related party transactions:

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

        (B)     In 2004, a director of the Company received a fee of $581 (2003
- $400; 2002 - $412) in connection with the negotiations related to the Palladium Sales Contract entered into by the Company in 2000 (NOTE 13(A)). The contract was made prior to such person becoming a director of the Company.


North American Palladium Ltd.  2004 Annual Report                             39

12.     CAPITAL STOCK

        The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series "A" preferred shares.

        (a)     COMMON SHARES:

                The changes in issued common share capital for the year are summarized below:

                                                                     2004                       2003
        ----------------------------------------------------------------------------------------------------
                                                             SHARES        AMOUNT       Shares        Amount
        Common shares issued, beginning of year          50,895,338     $ 313,489   50,647,955    $  311,983
        Common shares issued
                Pursuant to stock options exercised         459,380         4,637       13,450           101
                To Group Registered Retirement
                  Savings Plan participants                  84,357           956      190,605           905
                Private placement                           270,000         3,822       43,328           500
        ----------------------------------------------------------------------------------------------------
        Common shares issued, end of year                51,709,075     $ 322,904   50,895,338    $  313,489
        ----------------------------------------------------------------------------------------------------

        GROUP REGISTERED RETIREMENT SAVINGS PLAN

        The Company has a group registered retirement savings plan, which all employees can participate in at their option. The Company is required to make matching contributions to a maximum of $5 per employee per annum. The Company matching contribution can be made either in cash or treasury shares of the company. During 2004 the Company contributed 84,357 shares at a stated capital of $956, being fair value (2003 - 190,605 shares at a stated capital of $905).

        PRIVATE PLACEMENT

        On July 9, 2004, the Company completed a private placement of 270,000 flow through common shares. The gross proceeds of $4,050 must be spent on Canadian exploration expenses as defined in Section 66 of the Income Tax Act (Canada) by December 31, 2005. In 2003, the Company completed a private placement of 43,328 flow through common shares. The gross proceeds of $500 were spent on Canadian exploration expenses by December 31, 2004. Under the terms of the flow through common share issue, the tax attributes of the related expenditures will be renounced to investors and the share capital will be reduced and future income tax liabilities will be increased by the estimated income tax benefits renounced by the Company to the investors.

        CORPORATE STOCK OPTION PLAN

        The Company has adopted, and the shareholders have approved, the ongoing 1995 Corporate Stock Option Plan (the "Plan"), under which eligible directors, officers, employees and consultants of the Company are entitled to receive options to acquire common shares. The Plan is administered by the Compensation Committee, a subcommittee of the Board of Directors, which will determine the number of options to be issued, the exercise price (which may not be lower than the closing price of the Company's common shares on the Toronto Stock Exchange ("TSX") on the day prior to the date of grant) and expiration dates of each option, the extent to which each option is exercisable provided that the term of an option shall not exceed 10 years from the date of grant, as well as establishing a limited time period should the optionee cease to be an "Eligible Person" as set forth in the conditions of the Plan. Options granted since December 2001 vest as to 1/3 on each of the first three anniversary dates of the date of grant. Prior to December 2001, options granted under the Plan vested as to 1/3 on the date of grant and 1/3 on each of the first two anniversary dates.

        The maximum number of common shares subject to option shall not exceed 2,700,000, being approximately 5.2% of the outstanding common shares or such greater number of common shares as may be determined by the Board of Directors, and approved if required, by the shareholders of the Company and by any relevant stock exchange or other regulatory authority. As at December 31, 2004, 318,094 options were available to be granted under the Plan.


40        Continued FOCUS on Operations, Growth and Financial Position

The following summary sets out the activity in outstanding common share purchase options:

                                                        2004                       2003
        -----------------------------------------------------------------------------------------
                                                            WEIGHTED-                   Weighted-
                                                              AVERAGE                     Average
                                                             EXERCISE                    Exercise
                                                 SHARES         PRICE       Shares          Price
        -----------------------------------------------------------------------------------------
        Outstanding, beginning of year        1,038,857        $ 9.24    1,066,939        $ 11.04
        Granted                                 316,800         11.87      258,000           3.71
        Exercised                              (459,380)        10.10      (13,450)          7.50
        Cancelled                               (70,667)         7.96     (272,632)         11.15
        -----------------------------------------------------------------------------------------
        Total                                   825,610        $ 9.88    1,038,857        $  9.24
        -----------------------------------------------------------------------------------------
        Options exercisable at end of year      389,265        $10.08      685,057        $ 11.27
        -----------------------------------------------------------------------------------------

        The following table summarizes information about the Company's stock options outstanding at December 31, 2004 (SEE ALSO NOTE 15(A)):

        EXERCISE PRICE            EXPIRY DATES                   OPTIONS                   OPTIONS
                                                          OUTSTANDING AT            EXERCISABLE AT
                                                           DEC. 31, 2004             DEC. 31, 2004
        ------------------------------------------------------------------------------------------
        $     3.42               April 7, 2011                   103,334                    34,445
        $     3.70               April 1, 2011                    33,400                    11,133
        $     4.75           February 27, 2011                     7,500                     2,500
        $     5.92           September 2, 2011                    20,000                     6,667
        $     7.89           December 12, 2009                    51,900                    51,900
        $     8.40               March 3, 2005                    35,000                    35,000
        $     9.30               July 27, 2005                    34,499                    34,499
        $     9.40              March 15, 2005                    14,760                    14,760
        $     9.76            November 1, 2012                    15,000                         -
        $     10.01               June 6, 2010                    73,667                    49,111
        $     11.90              June 23, 2012                   287,300                         -
        $     13.55               June 6, 2006                    90,750                    90,750
        $     13.90          December 14, 2005                    25,500                    25,500
        $     14.44          February 13, 2006                    33,000                    33,000
        ------------------------------------------------------------------------------------------
                                                                 825,610                   389,265
        ------------------------------------------------------------------------------------------

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

                                                                    2004         2003         2002
        ------------------------------------------------------------------------------------------
        Net income (loss) as reported                         $  (92,110)  $   38,378   $   15,082
        Stock-based compensation                                     160          160          160
        ------------------------------------------------------------------------------------------
        Pro forma net income (loss)                           $  (92,270)  $   38,218   $   14,922
        ------------------------------------------------------------------------------------------
        Pro forma basic and diluted income (loss) per share   $    (1.80)  $     0.75   $     0.30
        ------------------------------------------------------------------------------------------

        The fair value of options granted in 2004 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 3.7% (2003 - 4%; 2002 - 4%), expected dividend yield of nil (2003 - nil; 2002 - nil), expected volatility of 55% (2003 - 48%; 2002 - 60%), and expected option life of 4 years (2003 - 3 years; 2002 - 3 years). The estimated fair value of the options is expensed over the option's vesting period, which is 3 years. The weighted average fair market value of options granted in 2004 was $5.43 (2003 - $2.13; 2002 - $4.33).


North American Palladium Ltd.  2004 Annual Report                             41

        (B)     Reconciliation of the diluted number of shares outstanding:

                                                                     2004            2003           2002
        ------------------------------------------------------------------------------------------------
        Net income (loss) available to common shareholders   $    (92,110)   $     38,378   $     15,082
        ------------------------------------------------------------------------------------------------
        Weighted average number of shares outstanding          51,379,542      50,763,566     50,544,634
        Effect of dilutive securities stock options                     -          69,338         48,874
        ------------------------------------------------------------------------------------------------
        Weighted average diluted number of
          shares outstanding                                   51,379,542      50,832,904     50,593,508
        ------------------------------------------------------------------------------------------------
        Diluted net income (loss) per share                  $      (1.79)   $       0.75   $       0.30
        ------------------------------------------------------------------------------------------------

        The effect of stock options has not been included in the determination of diluted loss per share for 2004 because to do so would be antidilutive.

13.     COMMITMENTS

        (A)     PALLADIUM SALES CONTRACT

        During 2000, the Company entered into a contract (the "Palladium Sales Contract") whereby the Company hedged the price of 100% of its palladium production. Under the Palladium Sales Contract the sales price is based on the monthly average spot price for palladium, as determined by the London Metal Exchange P.M. Fix, for the month prior to the month that the metal is received by the customer, but the price will be no less than US$325 per ounce for 100% of the metal received and no more than US$550 per ounce for 50% of the metal received. For the remaining 50% of the metal received, there is no maximum price. The Palladium Sales Contract's term commenced effective July 1, 2000 and expires on June 30, 2005.

        (B)     SHERIDAN PLATINUM GROUP OF COMPANIES ("SPG") COMMITMENT

        The Company is required to pay a royalty to SPG equal to 5% of the Net Cash Proceeds, as defined in the agreement from mining operations until the expiration of the Lac des Iles leases.

        (C)     PLATINUM FORWARD CONTRACTS

        At December 31, 2004, the Company had forward sales contracts for 10,500 ounces of platinum at an average price of US$831 per ounce maturing at various dates through December 2005. The fair value of these forward sales contracts was below their carrying value by $313 as at December 31, 2004.

        (D)     NICKEL SWAP CONTRACTS

        At December 31, 2004, the Company had swap contracts for 1,190,000 lbs. of nickel at an average fixed price of US$6.58 per lb. maturing at various dates through June 2005. The fair value of these swap contracts was below their carrying value by $123 as at December 31, 2004.

        (E)     COPPER SWAP CONTRACTS

        At December 31, 2004, the Company had swap contracts for 1,984,000 lbs. of copper at an average fixed price of US$1.25 per lb. maturing at various dates through December 2005. The fair value of these swap contracts was below their carrying value by $176 as at December 31, 2004.

        (F)     GOLD FORWARD CONTRACTS

        At December 31, 2004, the Company had forward sales contracts for 12,000 ounces of gold at an average price of US$435 per ounce maturing at various dates through December 2005. The fair value of these forward sales contracts was below their carrying value by $140 as at December 31, 2004.


42        Continued FOCUS on Operations, Growth and Financial Position

14.     REVENUE FROM METAL SALES

                                                 2004          2003           2002
        --------------------------------------------------------------------------
        Palladium (A)                     $   112,879    $  109,443     $  101,317
        Palladium forward contracts (B)             -        20,437         46,033
        Adjustments for mark-to-market            909        (1,163)        (9,243)
        Nickel                                 25,735        26,010         12,111
        Platinum                               21,476        18,847         14,069
        Gold                                   10,665         9,826          7,094
        Copper                                 10,945         7,722          4,723
        Other metals                            2,595         1,019            669
        --------------------------------------------------------------------------
                                          $   185,204    $  192,141     $  176,773
        --------------------------------------------------------------------------

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

15.     CONTINGENCIES

        (A) The Company is a defendant in an action by another mining company claiming damages in the amount of $20,000, punitive and exemplary damages in the amount of $5,000 and a declaration that the Company held the Compania Minerales de Copan, S.A. de C.V. ("Copan") property in trust for the plaintiff. No provision has been made in the accounts as at December 31, 2004 or 2003 for any possible loss from this action as management of the Company believes it has a valid defense and it has been indemnified by SPG regarding this action. In addition, certain stock options are claimed to be held by employees of Copan. These options have not been included in note 12(A) as the Company has been indemnified by SPG regarding such matters.

        (B) The Company has filed a claim with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002. During 2004, the Company received $7,148 as an interim payment against this claim and has included this amount in income from mining operations. The Company is pursuing the balance of its insurance claim and will record any additional recovery in income if and when received.

        (C) From time to time, the Company is involved in other litigation, investigations, or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Company's management, these claims and lawsuits in the aggregate, even if adversely settled, will not have a material effect on the consolidated financial statements.


North American Palladium Ltd.  2004 Annual Report                             43

16.     INCOME TAXES

        The provision for income and mining taxes differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 39%.

                                                                  2004           2003           2002
        --------------------------------------------------------------------------------------------
        Income tax provision using statutory income
          tax rates                                        $   (35,406)   $    18,147    $    11,888
        Increase (decrease) in taxes resulting from:
        Write-down of mining interests not tax benefited        35,694              -              -
        Resource allowance                                       6,439         (3,342)        (5,320)
        Non-taxable portion of capital gains                        (2)        (2,908)             -
        Increase in valuation allowance on assets
          previously recognized                                  2,525              -              -
        Changes in income tax rates and laws                         -         (3,546)             -
        Benefit of income tax losses not previously
          recognized                                              (437)          (811)             -
        Federal large corporations taxes                           465            837            817
        Ontario mining taxes                                    (7,979)           983          4,357
        Other                                                      491         (1,206)         2,120
        --------------------------------------------------------------------------------------------
        Income tax expense                                 $     1,790    $     8,154    $    13,862
        --------------------------------------------------------------------------------------------

        The details of the Company's income tax expense are as follows:

                                                                  2004           2003           2002
        --------------------------------------------------------------------------------------------
        Current income tax expense:
        Income taxes                                       $       102    $      (550)    $        -
        Mining taxes                                               580            475              -
        Federal large corporations tax                             465            837            816
        --------------------------------------------------------------------------------------------
                                                           $     1,147    $       762     $      816
        --------------------------------------------------------------------------------------------
        Future income tax expense:
        Income taxes                                       $     9,202    $     6,884     $    8,546
        Mining taxes                                            (8,559)           508          4,500
        --------------------------------------------------------------------------------------------
                                                           $       643    $     7,392     $   13,046
        --------------------------------------------------------------------------------------------
                                                           $     1,790    $     8,154     $   13,862
        --------------------------------------------------------------------------------------------


44        Continued FOCUS on Operations, Growth and Financial Position

        Future tax assets (liabilities) consist of the following temporary differences:

                                                         2004          2003
        -------------------------------------------------------------------
        Current future income tax asset:
        Cash and cash equivalents                    $    389      $      -
        Non-capital loss carry-forwards                     -            84
        Valuation allowance                              (389)            -
        -------------------------------------------------------------------
        Net future income tax asset, current         $      -      $     84
        -------------------------------------------------------------------

        Long-term future income tax asset:
        Mining interests, net                        $ 34,630      $  7,472
        Deferred financing costs                          (11)        1,022
        Mine restoration obligation                     3,495             -
        Future mining tax liability                       343         2,157
        Other assets                                      174           231
        Ontario corporate minimum tax credits             327           257
        Capital loss carry-forwards                       927         1,308
        Valuation allowance                           (38,728)       (1,308)
        -------------------------------------------------------------------
        Net future income tax asset, long-term          1,157        11,139
        -------------------------------------------------------------------
        Future income tax liability, long-term:
        Long-term debt                                   (420)       (1,243)
        Kaiser-Francis credit facility                   (737)         (562)
        -------------------------------------------------------------------
                                                       (1,157)       (1,805)
        -------------------------------------------------------------------
        Net future income tax asset, long-term       $      -      $  9,334
        -------------------------------------------------------------------
        Current future tax liability:
        Deferred financing costs                     $      -      $    216
        -------------------------------------------------------------------
        Future tax liability, current                $      -      $    216
        -------------------------------------------------------------------
        Future mining tax liability, long-term:
        Mining interests, net                        $  1,549      $ 10,108
        -------------------------------------------------------------------
        Future mining tax liability, long-term       $  1,549      $ 10,108
        -------------------------------------------------------------------

        At December 31, 2004, the Company had net capital loss carry-forwards of approximately $5,100 (2003 - $3,700), which are available to reduce net capital gains of future years.

17.     STATEMENT OF CASH FLOWS

        (A) The net changes in non-cash working capital balances related to operations are as follows:

                                                         2004           2003         2002
        ---------------------------------------------------------------------------------
        Cash provided by (used in):
        Concentrate awaiting settlement            $   26,351     $   (9,298)  $   (2,778)
        Inventories and stockpiles                      1,786          3,179          507
        Accounts receivable and other assets             (229)           296          943
        Accounts payable and accrued liabilities        2,613          1,218       (2,442)
        Taxes payable                                    (790)          (630)      (1,599)
        ---------------------------------------------------------------------------------
                                                   $   29,731     $   (5,235)  $   (5,369)
        ---------------------------------------------------------------------------------

        (B) Cash outflows during the year for interest and income taxes were as follows:

                                                         2004           2003         2002
        ---------------------------------------------------------------------------------
        Interest paid on long-term debt            $    1,929     $    3,433   $    5,842
        Income and mining taxes paid               $      436     $        -   $        -


North American Palladium Ltd.  2004 Annual Report                             45

        (C) During 2004, mining interests were acquired at an aggregate cost of $33,058 (2003 - $12,687; 2002 - $9,960) of which $4,330 (2003 - $980; 2002 -
$1,514) were acquired by means of capital leases.

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


        (CANADIAN FUNDS IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                  2004           2003          2002
        --------------------------------------------------------------------------------------------

        Statements of earnings (loss) and deficit:
        Net income (loss) under Canadian GAAP              $   (92,110)    $   38,378    $   15,082
        Amortization of capitalized interest (A)                   (95)           (39)          (20)
        Concentrates and crushed and broken ore
          stockpiles (B)                                           295         (1,702)         (404)
        Derivative financial instruments (C)                     2,041         (2,867)           74
        Reversal of asset retirement obligation under
        Canadian GAAP (E)                                            -              -            53
        Tax effect of differences                                    -          1,459           112
        --------------------------------------------------------------------------------------------
        Net income (loss) and comprehensive income
          under U.S. GAAP before cumulative impact
          of change in accounting policy                   $   (89,869)    $   35,229    $   14,897
        Cumulative impact of change in accounting
          policy for asset retirement obligations (E)                -           (375)            -
        --------------------------------------------------------------------------------------------
        Net income (loss) and comprehensive income
          under U.S. GAAP                                  $   (89,869)    $   34,854    $   14,897

        Basic and diluted income (loss) per share
          under U.S. GAAP before cumulative impact
          of change in accounting policy                   $     (1.75)    $     0.69    $     0.29
        --------------------------------------------------------------------------------------------
        Basic and diluted income (loss) per share under
        U.S. GAAP                                          $     (1.75)    $     0.69    $     0.29
        --------------------------------------------------------------------------------------------
        Balance sheets:
        Current assets (B) and (C)                         $   155,842     $  124,186
        Mining interests (A)                               $   136,567     $  247,769
        Crushed and broken ore stockpiles - long-term
          (B)                                               $    1,568     $    6,889
        Future tax asset, long-term                         $        -     $    9,124
        Capital stock (D)                                   $  329,002     $  319,587
        Deficit                                             $ (108,992)    $  (19,333)

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


46        Continued FOCUS on Operations, Growth and Financial Position

        (D) Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 1991, is not permitted by U.S. GAAP and would result in an increase in both capital stock and deficit of $6,098 at December 31, 2004 and 2003.

        (E) Effective January 1, 2003, the Company adopted FAS 143, "Accounting for Asset Retirement Obligations" which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they occur. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The cumulative effect of the change through January 1, 2003 was to increase mining assets by $6,489, increase the mine closure obligation to $7,019 and a one time after-tax charge to net earnings of $375.

        (F) U.S. GAAP requires that amounts totaling 5% or more of accounts payable and accrued liabilities be identified separately. As at December 31, 2004, these amounts were as follows: trade payables and accruals - $15,235 (2003
- $13,756); other accruals - $4,996 (2003 - $2,285).

        (G) U.S. GAAP does not permit the disclosure of subtotal of cash from operations before changes in non-cash working capital.

        (H) Effective January 1, 2003, the Company prospectively adopted FAS No. 123 "Accounting for Stock-based Compensation" as amended by FAS No. 148, whereby compensation expense for options granted after January 1, 2003 is measured at fair value at the grant date using the Black-Scholes valuation model and recognized over the remaining vesting period of the options granted. Previously, the Company, for purposes of preparing financial information in accordance with U.S. GAAP, accounted for its stock-based compensation plan under Accounting Principles Board Opinion 25 "Accounting for Stock Issued to Employees" (APB No. 25) which did not result in the recognition of compensation expense. Under FAS 148, pro forma disclosure is still required for those options granted prior to January 1, 2003 as follows:

                                                                       2004          2003           2002
        ------------------------------------------------------------------------------------------------
        Net income (loss) as reported under U.S. GAAP           $   (89,869)   $   34,854     $   14,897
        Stock-based compensation                                        168        (1,000)         2,648
        ------------------------------------------------------------------------------------------------
        Pro forma net income (loss) under U.S. GAAP             $   (90,037)   $   35,854     $   12,249
        ------------------------------------------------------------------------------------------------
        Pro forma basic and diluted income (loss) per share     $     (1.75)   $     0.71     $     0.24
        ------------------------------------------------------------------------------------------------

19.     COMPARATIVE FIGURES

        Certain of the prior years' figures have been reclassified to conform to the presentation adopted in 2004.


        ------------------------------------------------------------------------
        Forward-Looking Statements

        The Company's annual report 2004, consolidated balance sheets as at December 31, 2004 and the consolidated statements of earnings and deficit and cash flows for each of the years in the three year period ended December 31, 2004 (collectively the "Financial Statements") and management's discussion and analysis of operations and financial position ("MD&A") for the Financial Statements, contain certain that are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "estimate", "expect", "believe", "intend", "budget", "projection", "strategy", "will", "continue" and other similar expressions are intended to identify forward-looking statements. In particular statements relating to the impairment charge and the estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life, financing, construction and commissioning are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, changes in the US/CDN dollar exchange rate, the salvage value of equipment, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems, recoverability of metals, future profitability and production, availability of financing on acceptable terms and unexpected problems during the development, construction and start-up phases of the underground mine, exploration programs may not result in increased reserves and competition for acquisition of new properties. For a more comprehensive review of risk factors, please refer to the Company's MD&A and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.


North American Palladium Ltd.  2004 Annual Report                             47


MANAGEMENT'S DISCUSSION
AND ANALYSIS - 2004




THE FOLLOWING IS MANAGEMENT'S DISCUSSION AND ANALYSIS OF                        Based on a positive feasibility study, the Company
OPERATIONS AND FINANCIAL POSITION AND SHOULD BE READ IN                 commenced the development of an underground mine at its Lac
CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL                   des Iles operations in the second quarter of 2004. The
STATEMENTS THAT ARE INCLUDED ELSEWHERE IN THIS ANNUAL REPORT            underground mine development is focused on the Main High
AND PREPARED AS OF FEBRUARY 21, 2005. IT IS INTENDED TO                 Grade Zone below the ultimate pit depth. Capital costs for
PROVIDE ADDITIONAL INFORMATION ON THE COMPANY'S PERFORMANCE,            the underground development are estimated at $40 million for
FINANCIAL POSITION AND OUTLOOK.                                         direct and indirect costs and working capital. Mining
                                                                        equipment accounts for an additional $12 million of capital costs and the Company is financing this equipment through a
        OVERVIEW AND STRATEGIC ACTIVITIES                               vendor lease program. By year end the main ramp had been
                                                                        advanced 435 metres. The underground development is
        North American Palladium Ltd. (the "Company")                   progressing towards full production in 2006.
operates the Lac des Iles mine located 85 km northwest of
Thunder Bay, Ontario. The mine is Canada's only primary                         In early 2004, the Company also decided to proceed
producer of platinum group metals (PGM) and contains one of             with a secondary crusher installation for the Lac des Iles
the largest open pit bulk mineable palladium reserves in the            mill designed to increase the throughput rate and reduce
world. In addition to palladium, the Company earns                      processing costs in the mill circuit. The secondary crusher
substantial revenue from by-product nickel, platinum, gold              was successfully commissioned in December at a capital cost
and copper. Palladium's primary use continues to be in the              of $10.2 million.
auto industry where it is an important component in
controlling exhaust emissions as mandated by more stringent                     The Company hedges the price of its palladium
hydrocarbon emission standards for cars, light trucks and               production under a contract with a major automotive
SUVs, particularly in the United States, Europe and Japan.              manufacturer (the "Palladium Sales Contract"). The hedge
In addition, palladium is consumed in the dental,                       price is based on the monthly average spot price for
electronics, jewellery and chemical sectors.                            palladium with a floor price of US$325 per ounce for 100% of production and a ceiling price of US$550 per



                                                                                                        MD&A

"The mine is Canada's only primary producer of PGMs and contains one of the largest open pit bulk mineable palladium reserves in the world."


North American Palladium Ltd.                            2004 Annual Report                                                       21

ounce for 50% of production delivered by June 30, 2005. The             PRODUCTION STATISTICS
remaining 50% of production is sold at market prices or the
contract floor, whichever is higher. The Palladium Sales                                                           Year Ended
Contract expires on June 30, 2005. Commencing with the first                                                       December 31
quarter of 2005, palladium production which will be                                                             2004         2003
available for physical delivery after June 30, 2005 will not            -----------------------------------------------------------
be subject to the Palladium Sales Contract. In 2004, the                PALLADIUM (OZ)                       308,931      288,703
Company also commenced a hedging strategy for a portion of              Payable Palladium (OZ)               281,743      261,247
its by-product metals production. The objective of this                 Platinum (OZ)                         25,128       23,742
hedge strategy is to reduce the variability of cash flow                Gold (OZ)                             25,679       23,536
associated with revenues derived from the sale of nickel,               Copper (LBS)                       7,836,183    7,142,674
platinum, gold and copper.                                              Nickel (LBS)                       4,320,970    4,070,785
                                                                        -----------------------------------------------------------
        The Company assesses long-lived assets for                      Ore Tonnes Milled                  5,298,544    5,159,730
recoverability whenever indicators of impairment exist. At              Ore Tonnes Mined                   4,574,134    4,396,847
the end of 2004, the Company determined that an asset                   Waste Tonnes Mined                12,275,889   10,164,806
impairment charge was required as a result of changes in                -----------------------------------------------------------
certain key assumptions, which were affected by a                       Waste to Ore Strip Ratio              2.68:1       2.31:1
continuation of low palladium prices. Without the benefit of            -----------------------------------------------------------
the floor price under the Palladium Sales Contract, the
Company's profitability would be significantly impacted by
the current depressed spot palladium price.                             KEY FINANCIAL STATISTICS

        The Company remains optimistic that the fundamentals                                                       Year Ended
for palladium demand will improve in the medium term with                                                          December 31
the expected draw-down of surplus inventories held by                                                           2004         2003
automotive manufacturers. In addition, the current wide                 -----------------------------------------------------------
market price spread between platinum and palladium is                                                               ($000'S)
expected to accelerate consumption of palladium in the auto
catalyst and jewellery markets.                                         REVENUE FROM METAL SALES             185,204       192,141
                                                                        Net income (loss)                    (92,110)       38,378
        During the coming year, the Company will continue to            Basic net income (loss)
pursue and evaluate growth opportunities that include                   per share (dollars)                    (1.79)         0.76
development projects and operating base and precious metal              Operating cash flow                   52,059        59,802
mines.                                                                  Long-term debt, including
                                                                        current portion                       50,171        58,761
                                                                        Shareholders' equity                 217,833       299,955
                                                                        -----------------------------------------------------------
                                                                        Common shares outstanding
                                                                          (AS AT DECEMBER 31)             51,709,075    50,895,338
                                                                        -----------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF QUARTERLY RESULTS

(IN THOUSANDS OF DOLLARS                                 2003                                           2004
  EXCEPT PER SHARE AMOUNTS)           1st Qtr     2nd Qtr    3rd Qtr    4th Qtr      1ST QTR     2ND QTR    3RD QTR    4TH QTR
-----------------------------------------------------------------------------------------------------------------------------------

Revenue from metal sales               45,120      44,631     42,585     59,805       53,156      51,712     45,154     35,182
Net income (loss)                       8,390      10,361      3,535     16,092        6,121       2,834      6,598   (107,663)
Net income (loss) per share              0.17        0.20       0.07       0.32         0.11        0.06       0.13      (2.09)
Fully diluted net income (loss)
  per share                              0.17        0.20       0.07       0.31         0.11        0.06       0.13      (2.09)
-----------------------------------------------------------------------------------------------------------------------------------


        RESULTS OF OPERATIONS                                           which was partially offset by further weakness in the US
                                                                        dollar. Palladium forward contracts provided additional
        The Company generated gross revenue from metal sales            revenue of $20.4 million in 2003 while no revenue was
of $185.2 million in 2004, compared to $192.1 million in                realized from palladium forward contracts in 2004. The
2003. Revenue in 2004 from the sale of palladium before the             effect of palladium forward contracts represents the
mark-to-market effect of price changes and palladium forward            difference between the fixed price realized under the
contracts was $112.9 million compared to $109.4 million in              palladium forward contracts and the palladium price at the
2003. The revenue increase was due to a 7% increase in                  time of revenue recognition. During 2004, the spot price of
palladium production                                                    palladium per ounce ranged from a high of US$333 to


22                                  Continued FOCUS on Operations, Growth and Financial Position


a low of US$178 and averaged US$230 compared to an average              in 2004 compared to 288,703 ounces in 2003, combined with a
of US$200 during 2003. Throughout this period of lower                  13% increase in revenue from by-product metals.
palladium prices, the Company realized the hedged floor
price of US$325 per ounce provided for under the Palladium                      The Company received $7.1 million in 2004 as an
Sales Contract. Palladium production sold to third-party                interim payment against a claim filed with its insurance
smelters takes up to six months from time of receipt at the             company relating to losses incurred in connection with the
smelter to settle the final delivery and pricing settlement.            failure of the primary crusher in 2002. The insurance
The price adjustment relating to palladium settled and                  recovery has been included in income from mining operations
awaiting settlement was a small positive amount of $0.9                 in 2004. The Company is pursuing the balance of the
million compared to a negative $1.2 million in 2003. Revenue            insurance claim and will record any additional recovery in
from by-product metal sales increased by 13% to $71.4                   income if and when received.
million in 2004 compared to $63.4 million in 2003 reflecting
the increased production and improved price levels for                          The Company reviews and evaluates its long-lived
nickel, platinum, gold and copper. Realized prices for                  assets for impairment when events or changes in
by-product metals were higher in 2004 compared to 2003, most            circumstances indicate that the related carrying amounts may
notably platinum at US$831 per ounce, nickel at US$6.11 per             not be recoverable. Impairment is considered to exist if
lb., gold at US$417 and copper at US$1.24 per lb. This                  total estimated future undiscounted cash flows are less than
compares to 2003 realized prices for platinum of US$683 per             the carrying amount of the asset. Future cash flows are
ounce, nickel at US$5.10 per lb., gold at US$378 per ounce              estimated based on quantities of recoverable minerals,
and copper at US$0.87 per lb. Partially offsetting the                  expected palladium and other commodity prices and expected
higher realized metal prices was a strengthening Canadian               foreign exchange rates (considering current, historical and
dollar, which averaged US$0.77 in 2004, compared to US$0.72             expected future prices and foreign exchange rates and
in 2003.                                                                related factors), production levels and cash costs of
                                                                        production and future capital and reclamation expenditures,
        During 2004, the mill processed 5,298,544 tonnes of             all based on life-of-mine plans and projections. The term
ore or an average of 14,477 tonnes per day compared to                  "recoverable minerals" refers to the estimated amount of
5,159,730 tonnes of ore or an average of 14,136 tonnes per              palladium and other commodities that will be obtained from
day in 2003. In 2004, the average palladium head grade                  proven and probable reserves after taking into account
improved to 2.41 grams per tonne as compared to 2.31 grams              losses during mining, ore processing and concentrate
per tonne in 2003. The Phase 3 pit was completed in mid                 treatment.
October, which resulted in the release of an additional
approximately 200,000 tonnes of high-grade ore. During the                      During the fourth quarter of 2004, the Company
year, palladium recoveries were 75.2% as compared to 75.5%              performed an annual impairment test which resulted in a
in 2003. While palladium production increased 7% compared to            non-cash charge of $108.0 million (net of tax - $103.4
the prior year, tonnes of concentrate treated increased 24%             million or $2.01 per share) to write down the carrying value
due to a drop in concentrate grade. The concentrate quality             of mining interests. An assessment of impairment was
also declined in the current year resulting in higher                   required as a result of changes in key assumptions which
charges for smelter penalties. In aggregate, smelter                    were affected by a continuation of low palladium prices. The
treatment, refining and freight costs increased 24% in 2004             impairment charge will not affect the Company's reserves or
compared to 2003. In an effort to improve the concentrate               resources, nor will it affect the future anticipated cash
grade, various milling parameters are under investigation,              flow or operations at the Lac des Iles mine.
including changes to the mill flow sheet, reagent mix and
the quality of recycled water.                                                  Assumptions underlying future cash flow estimates
                                                                        are subject to risk and uncertainty. Any differences between
        Total production costs for 2004 of $102.9 million               significant assumptions and market conditions such as metal
were comparable to $103.7 million in the prior year.                    prices, exchange rates, recoverable metal, and/or the
However, unit cash costs to produce palladium (production               Company's operating performance could have a material effect
costs including overhead and smelter treatment, refining and            on the Company's ability to recover the carrying amounts of
freight costs), net of by-product metal revenues and                    its long-lived assets resulting in possible additional
royalties, decreased to US$159 per ounce in 2004 compared to            impairment charges.
US$175 per ounce in 2003. The improvement in unit cash costs
was achieved by a 7% increase in palladium production to                        During 2003, there was a write-down of mining
308,931 ounces                                                          interests of $2.3 million relating to the damaged primary
                                                                        crusher, which was removed from service and replaced with a new unit.

                                                                                Non-cash amortization increased to $36.7 million in
                                                                        2004 compared to $28.6 million in 2003. The higher
                                                                        amortization amount is attributable to the 7% increase in


North American Palladium Ltd.                            2004 Annual Report                                                       23

palladium production and the increase in the unit of                            The results for 2004 include an insurance recovery
production amortization rate due to a restatement of                    of $7.1 million relating to losses incurred in connection
reserves at June 30, 2003 that resulted in a 20% reduction              with the failure of the primary crusher in 2002 and a
in palladium reserve ounces. As a result of the asset                   foreign exchange loss of $0.3 million compared to a foreign
impairment charge recorded in 2004, which lowered the book              exchange gain of $18.1 million in 2003. After adjusting for
value of mining interests, the Company reviewed its unit of             the impairment charge, the insurance recovery and foreign
production amortization rate. It is estimated that the                  exchange, the adjusted net income was $7.3 million or $0.14
amortization charge for 2005 will be approximately C$75 to              per share for the year ended December 31, 2004 compared to
$80 per palladium ounce. This compares to a unit                        adjusted net income of $23.3 million or $0.46 per share for
amortization rate of approximately C$133 per palladium ounce            the year ended December 31, 2003.
in 2004.
                                                                                LIQUIDITY AND CAPITAL RESOURCES
        After allowing for the $108.0 million impairment
charge, there was a $88.1 million loss from mining                              Cash flow from operations (prior to changes in
operations in 2004 compared to an income from mining                    non-cash working capital) was $52.1 million in 2004,
operations of $31.1 million for the previous year. Although             compared to $59.8 million in 2003. The $7.7 million decrease
there was a 7% improvement in palladium production compared             in operating cash flow was primarily due to no revenue being
to 2003 and a 13% increase in byproduct revenue, the results            realized from higher priced palladium forward contracts in
for 2004 did not benefit from a palladium forward sales                 2004 compared to $20.4 million of additional revenue in 2003
program compared to 2003 when an additional $20.4 million of            from forward contracts. The current year's operating cash
revenue was realized from palladium forward contracts.                  flow benefited from increased metal production and higher
                                                                        by-product metal prices. Changes in non-cash working capital
        Other income and expense, which includes interest               provided $29.7 million of cash in the current year as
income and expense, exploration and foreign exchange gains              compared to a consumption of $5.2 million in 2003. Palladium
and losses, was an expense of $2.2 million in 2004 compared             awaiting settlement declined to 114,186 ounces at December
to an income of $15.4 million in 2003. In the current year              31, 2004 compared to 147,570 ounces at December 31, 2003.
there was a foreign exchange loss of $0.3 million compared              The reduction in the physical quantity of metal in the
to a gain of $18.1 million in 2003. The foreign exchange                concentrate awaiting settlement combined with a weaker US
gain relates primarily to the Company's US dollar                       dollar which is used to value the concentrate awaiting
denominated credit facilities which have benefited from the             settlement resulted in a 28% reduction in the value of
strengthening of the Canadian dollar compared to the US                 concentrate awaiting settlement. After allowing for non-cash
dollar.                                                                 working capital changes, cash provided by operations was
                                                                        $81.8 million in 2004 compared to $54.6 million in 2003.
        In 2004, the Company incurred interest expense on
long-term debt of $1.8 million compared to $3.2 million in                      Investing activities required $26.5 million of cash
2003. The reduced interest expense in the current year                  in 2004, with short-term investments providing $1.8 million
reflects the reduction in the level of average debt                     and additions to mining interests requiring $28.7 million.
year-over-year.                                                         Two major projects were undertaken during the year. The
                                                                        secondary crusher installation was completed at a cost of
        The Company's 2004 provision for income tax expense             $10.2 million and the underground mine development, which
of $1.8 million is significantly lower than the statutory               commenced in mid 2004 and will extend into late 2005,
income tax rate of approximately 39% due to the fact that no            required $6.9 million excluding $3.6 million of mining
tax benefit or tax asset has been recorded on the impairment            equipment purchased under capital leases. This compares with
charge of $108.0 million. The impairment charge also                    $8.3 million of net investing activities in 2003.
resulted in the reversal of assets previously tax benefited
in the amount of $2.5 million. The Company's 2003 tax                           During the year, the Company's financial position
provision of $8.2 million was reduced for the non-taxable               was further strengthened. The Company's debt position was
portion of a capital gain relating to the foreign exchange              reduced to $50.2 million at December 31, 2004 compared to
gain and for changes in federal and provincial income tax               $58.8 million at December 31, 2003 and the year-end cash and
rates and laws affecting the resource industry.                         cash equivalents balance was $65.8 million compared to $12.0 million for the prior year.
        For the year ended December 31, 2004, the Company
reported a net loss of $92.1 million or $1.79 per share
compared to net income of $38.4 million or $0.75 per share
for the year ended December 31, 2003.


24                                  Continued FOCUS on Operations, Growth and Financial Position


CONTRACTUAL OBLIGATIONS AS AT DECEMBER 31, 2004

                                                                        PAYMENTS DUE BY PERIOD
                                                                             Less Than
        (IN THOUSANDS OF DOLLARS)                            Total              1 Year       1 - 3 Years        4 - 5 Years
        ---------------------------------------------------------------------------------------------------------------------------

        Senior credit facility                               31,666             6,815             13,630             11,221
        Kaiser-Francis credit facility                       13,842                 -             13,842                  -
        Capital lease obligations                            4,663              1,481              2,008              1,174
        Operating leases                                      1,818               882                910                 26
        Other purchase obligations                            4,222             4,222                  -                  -
        ---------------------------------------------------------------------------------------------------------------------------
                                                             56,211            13,400             30,390             12,421
        ---------------------------------------------------------------------------------------------------------------------------
        There are no payments due after five years.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES                                      Assumptions underlying future cash flow estimates
                                                                        are subject to risk and uncertainty. Any differences between
1.      CHANGE IN ACCOUNTING POLICY                                     significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the
        HEDGING RELATIONSHIPS                                           Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of
        In 2003, the CICA finalized amendments to Accounting            its long-lived assets resulting in possible additional
Guideline AcG-13, "Hedging Relationships" that clarified                impairment changes.
certain of the requirements in AcG-13 and provided
additional documentation and application guidance. AcG-13 is                    (B)     AMORTIZATION OF MINING INTERESTS
applicable for the Company's 2004 fiscal year. As a result
of the adoption of AcG-13, the Company has marked-to-market                     The Company amortizes a large portion of its mining
its forward foreign exchange contracts beginning January 1,             interests using the unit of production method based on
2004. The impact of this change was an increase to                      proven and probable reserves. Changes in reserves as at June
derivative income of $0.2 million in the first six months of            30, 2003 caused amortization rates to increase by
2004. Commencing July 1, 2004, these foreign exchange                   approximately 25%. Changes in reserve estimates are
contracts were designated as a hedge of US dollar revenue               calculated periodically and could affect amortization
and are accounted for in revenue as realized.                           expense prospectively.

2.      CRITICAL ACCOUNTING ESTIMATES                                           (C)     FORWARD METAL SALES AND METAL PRICE SWAP
                                                                                        CONTRACTS
        Critical accounting estimates represent estimates
that are highly uncertain and for which changes in those                        In the fourth quarter of 2003, North American
estimates could materially impact the Company's financial               Palladium updated its hedge policy to allow for managing the
statements. The following accounting estimates are critical:            Company's exposure to market metal prices, particularly its platinum, gold, nickel and copper price exposure. With the
        (A)     IMPAIRMENT ASSESSMENTS OF LONG-LIVED ASSETS             adoption of this policy and from time to time, the Company will enter into forward metal sales or cash settled swaps to
        Each year, the Company reviews the mining plan for              establish fixed metal prices in order to manage metal price
the remaining life of mine. Significant changes in the mine             volatility.
plan can occur as a result of mining experience, new
discoveries, changes in mining methods and rates, process                       North American Palladium uses fixed-price forward
changes, investments in new equipment and technology, metal             platinum and gold sales contracts and cash settled nickel
prices and other factors. Based on year-end ore reserves and            and copper price swap contracts to insulate its earnings and
the current mine plan, the Company reviews annually its                 cash flows from changes in these metal prices. These
accounting estimates and makes adjustments accordingly.                 contracts allow the Company to sell its platinum and gold
                                                                        production to credit-worthy metal dealers at a fixed price
        The Company assesses long-lived assets for                      under the forward sales contract. In the case of nickel and
recoverability on an annual basis. When the carrying value              copper, the Company receives a fixed metal price in exchange
of a long-lived asset is less than its net recoverable value            for paying the floating price received under its physical
as determined on an undiscounted basis, an impairment loss              sales contracts to acceptable counterparts under the metal
is recognized to the extent that its fair value, measured as            price swap contracts.
the discounted cash flows over the life of the asset.


North American Palladium Ltd.                            2004 Annual Report                                                       25


FIXED-PRICE FORWARD PLATINUM SALES CONTRACTS (THE "PLATINUM HEDGE POSITION")
(AS OF DECEMBER 31, 2004)

Platinum ounces hedged                                                  10,500 (or less than 50% of 2005's expected production)
-----------------------------------------------------------------------------------------------------------------------------------
Maturity date of platinum sales contracts                               December 2005
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average estimated platinum sales contract price                US$831/oz.(1)
  up to maturity date
-----------------------------------------------------------------------------------------------------------------------------------
Delivery obligations                                                    The Company will deliver platinum produced from its
                                                                        operations on a monthly basis to satisfy the forward sales contracts by the maturity date
-----------------------------------------------------------------------------------------------------------------------------------
Unrealized mark-to-market loss at December 31, 2004                     US$260,000(2)


FIXED-PRICE FORWARD GOLD SALES CONTRACTS (THE "GOLD HEDGE POSITION")
(AS OF DECEMBER 31, 2004)

Gold ounces hedged                                                      12,000 (or less than 75% of 2005's expected production)
-----------------------------------------------------------------------------------------------------------------------------------
Maturity date of gold sales contracts                                   December 31, 2005
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average gold sales contract price up to maturity date          US$435/oz.(3)
-----------------------------------------------------------------------------------------------------------------------------------
Delivery obligations                                                    The Company will deliver gold production from its operations on a monthly basis to satisfy the forward sales contracts by the maturity date
-----------------------------------------------------------------------------------------------------------------------------------
Unrealized mark-to-market loss at December 31, 2004                     US$116,000(4)


1       Weighted-average estimated platinum price is based on the aggregate value of contracted prices for the expected delivery volumes for each respective delivery month divided by the total volume of platinum sold forward.
2       The December 31, 2004 spot platinum price of US$860 per ounce was used to determine the unrealized mark-to-market loss for the platinum forward sales contracts.
3       Weighted-average estimated gold price is based on the aggregate value of contracted prices for the expected delivery volumes for each respective delivery month divided by the total volume of gold sold forward.
4       The December 31, 2004 spot gold price of US$438 per ounce was used to determine the unrealized mark-to-market loss for the gold forward sales contracts.


FIXED-PRICE NICKEL SWAP CONTRACTS (THE "NICKEL HEDGE POSITION")
(AS OF DECEMBER 31, 2004)

Nickel tonnes hedged                                                    540 (or less than 50% of 2005's expected production)
-----------------------------------------------------------------------------------------------------------------------------------
Maturity date of nickel swap contracts                                  June 2005
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average estimated fixed nickel price up to                     US$14,500 per tonne (US$6.58 per lb.)(5)
  maturity date
-----------------------------------------------------------------------------------------------------------------------------------
Payment obligations                                                     The Company will pay on a monthly basis the floating nickel price (average monthly LME 3-month nickel price) for the
                                                                        respective volume of nickel metal swapped and receive a
                                                                        fixed price from the counterpart for the period up to the
                                                                        maturity date
-----------------------------------------------------------------------------------------------------------------------------------
Unrealized mark-to-market loss at December 31, 2004                     US$102,000(6)


FIXED-PRICE COPPER SWAP CONTRACTS (THE "COPPER HEDGE POSITION")
(AS OF DECEMBER 31, 2004)

Copper tonnes hedged                                                    900 (or less than 50% of 2005's expected production)
-----------------------------------------------------------------------------------------------------------------------------------
Maturity date of copper swap contracts                                  December 2005
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average estimated fixed copper price up to                     US$2,755 per tonne (US$1.25 per lb.)(7)
  maturity date
-----------------------------------------------------------------------------------------------------------------------------------
Payment obligations                                                     The Company will pay on a monthly basis the floating copper price (average monthly LME 3-month copper price) for the
                                                                        respective volume of copper metal swapped and receive a
                                                                        fixed price from the counterpart for the period up to the
                                                                        maturity date
-----------------------------------------------------------------------------------------------------------------------------------
Unrealized mark-to-market loss at December 31, 2004                     US$146,000(8)


26                                  Continued FOCUS on Operations, Growth and Financial Position


5       Weighted-average estimated nickel price is based on the aggregate value of contracted fixed prices for the expected nickel volumes for each respective delivery month divided by the total volume of nickel under the swap contract.
6       The December 31, 2004 spot nickel price of US$6.89 per lb. was used to determine the unrealized mark-to-market loss for the nickel swap contracts.
7       Weighted-average estimated copper price is based on the aggregate value of contracted fixed prices for the expected copper volumes for each respective delivery month divided by the total volume of copper under the swap contract.
8       The December 31, 2004 spot copper price of US$1.43 per lb. was used to determine the unrealized mark-to-market loss for the copper swap contracts.


        The Company has entered into Master Trading                             The possible development of a substitute alloy or
Agreements and Master Swap Agreements with various                      synthetic material, which has catalytic characteristics
counterparts, which govern the terms of its forward metal               similar to platinum group metals, may result in a future
sales and fixed price swaps. These counterparts have a                  decrease in demand for palladium and platinum.
long-term credit rating assigned by Standard & Poor's of "A"
or better, or equivalent rating from other international                        Currency fluctuations may affect cash flow since
credit rating agencies.                                                 production currently is sold in United States dollars,
                                                                        whereas the Company's administration, operating and
        RELATED PARTY TRANSACTIONS                                      exploration expenses are incurred in Canadian dollars. As a result, changes in the exchange rate between Canadian and
        The Company engaged Louis J. Fox in November 1999 to            United States dollars can affect revenue and profitability.
provide services in connection with the negotiation of
palladium end-user supply contracts, project capital                            The Company is dependent on one mine for its metal
financing, smelting and refining agreements, metals price               production. The business of mining is generally subject to
forecasting and marketing other metals. The services                    risks and hazards, including environmental hazards,
agreement was negotiated at arms-length prior to Mr. Fox                industrial accidents, metallurgical and other processing
becoming a director of the Company. Mr. Fox receives a fee              problems, unusual and unexpected rock formations, pit slope
in connection with the negotiations related to the Palladium            failures, flooding and periodic interruptions due to
Sales Contract. The amount payable to Mr. Fox was $581,000              inclement weather conditions or other acts of nature,
in 2004 compared to $400,000 in 2003.                                   mechanical equipment and facility performance problems and the availability of materials and equipment. These risks
        In December 2001, Kaiser-Francis provided a US$20               could result in damage to, or destruction of, the Company's
million non-revolving credit facility to finance the                    properties or production facilities, personal injury or
Company's working capital requirements. In the second                   death, environmental damage, delays in mining, monetary
quarter of 2004, the Kaiser-Francis credit facility was                 losses and possible legal liability. Although the Company
extended to June 30, 2006 as part of a debt restructuring               maintains insurance in respect of the mining operations that
plan. Interest is based upon the 30-day LIBOR plus 2.50% and            is within ranges of coverage consistent with industry
there is a stand-by fee of 0.125% per annum. The amount                 practice, such insurance may not provide coverage of all the
payable to Kaiser-Francis for interest, standby fee and                 risks associated with mining. The Company has made a claim
guarantee fee was $585,000 in 2004 compared to $687,000 in              under its property damage and business interruption
2003. Kaiser-Francis holds 50.4% of the common shares of the            insurance policies relating to the primary crusher failure
Company.                                                                which occurred in 2002. The Company will record the effect of this insurance recovery in its financial statements if
        RISKS AND UNCERTAINTIES                                         and when the proceeds are received.

        The price of palladium is the most significant                          NON-GAAP MEASURE
factor influencing the profitability of the Company. In
2004, sales of palladium accounted for approximately 61% of                     North American Palladium has included in this
the Company's revenue. Many factors influence the price of              document a non-GAAP performance measure for cash cost per
palladium, including global supply and demand, speculative              ounce. This non-GAAP measure does not have any standardized
activities, international political and economic conditions             meaning nor is it necessarily comparable with similar
and production levels and costs in other platinum group                 measures presented by other companies. North American
metal-producing countries, particularly Russia and South                Palladium believes that certain investors use this
Africa. To offset the price risk, the Company entered into              information to evaluate the Company's performance. This data
the Palladium Sales Contract and other hedge contracts to               is intended to provide additional information and should not
cover a portion of expected annual production.                          be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.


North American Palladium Ltd.                            2004 Annual Report                                                       27


        RECONCILIATION OF CASH COST PER OUNCE TO                                RECONCILIATION BETWEEN NET INCOME IN
        FINANCIAL STATEMENTS                                                    ACCORDANCE WITH CANADIAN GAAP AND
                                                                                ADJUSTED NET INCOME
                                           Year Ended
                                           December 31                          The adjusted net income reported in this analysis
------------------------------------------------------------            has not been calculated in accordance with Canadian GAAP,
(IN THOUSANDS OF DOLLARS                                                the accounting principles under which our consolidated
  EXCEPT PER OUNCE AMOUNTS             2004            2003             financial statements are prepared, and there is no standard
------------------------------------------------------------            definition in such principles for such adjusted net income
PRODUCTION COSTS                                                        or loss. Accordingly, it is unlikely that comparisons can be
  INCLUDING OVERHEAD                102,936         103,654             made among different companies in terms of such adjusted
SMELTER TREATMENT,                                                      results reported by them.
  REFINING AND
  FREIGHT COSTS                      23,602          19,048                     The following table provides a reconciliation
------------------------------------------------------------            between our adjusted net income and net income (loss) as
                                    126,538         122,702             reported in accordance with Canadian GAAP for the years
LESS: BY-PRODUCT                                                        ended December 31, 2004 and December 31, 2003:
  METAL REVENUE                     (71,416)        (63,424)
------------------------------------------------------------
                                     55,122          59,278
------------------------------------------------------------
DIVIDED BY OUNCES
  OF PALLADIUM                      270,448         248,173
------------------------------------------------------------
CASH COST PER OUNCE (C$)                204             239
------------------------------------------------------------
C$ EXCHANGE RATE                     1.2795          1.3672
------------------------------------------------------------
CASH COST PER OUNCE (US$)               159             175
------------------------------------------------------------


                                                                                                       BASIC NET INCOME
                                                                     NET INCOME                           PER SHARE
                                                                     YEAR ENDED                           YEAR ENDED
                                                                    DECEMBER 31                          DECEMBER 31
------------------------------------------------------------------------------------------------------------------------------------

(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)              2004            2003                 2004            2003
------------------------------------------------------------------------------------------------------------------------------------
Canadian GAAP net income (loss) as reported                  (92,110)         38,378                (1.79)           0.76
Impairment charge net of tax                                 103,376               -                 2.01               -
Foreign exchange (gain) loss net of tax                          340         (15,055)                0.01           (0.30)
Insurance recovery net of tax                                 (4,352)              -                (0.09)              -
------------------------------------------------------------------------------------------------------------------------------------
Adjusted net income                                            7,254          23,323                 0.14            0.46
------------------------------------------------------------------------------------------------------------------------------------

        OTHER INFORMATION                                               United States Securities and Exchange Commission's website at www.sec.gov.
        Additional information regarding the Company is
included in the Company's Annual Information Form and Annual                    OUTSTANDING SHARE DATA
Report on Form 40-F which are filed with the Canadian
securities regulators and the United States Securities and                      As of February 21, 2005, there were 51,732,213
Exchange Commission, respectively. A copy of the Company's              common shares of the Company outstanding and options issued
Annual Information Form is posted on the SEDAR website at               to pursuant to the 1995 Corporate Stock Option Plan
www.sedar.com. A copy of the Annual Report or Form 40-F can             entitling the holders therof to acquire 814,664 common
be obtained from the                                                    shares in the aggregate.


28                                  Continued FOCUS on Operations, Growth and Financial Position


        MANAGEMENT OUTLOOK                                              believes that the fundamentals are in place for increased
                                                                        metal demand, which will ultimately lead to a higher
        During 2004, North American Palladium established               palladium price.
the solid foundation to complete the underground mine and
transition through 2005 into 2006. The secondary crusher was                    For 2005, management is committed to concentrating
successfully commissioned in December 2004, paving the way              its efforts on the Company's strategy for future growth. The
for increased mill throughput and further cost reductions.              Company continues to search for additional reserves and
The underground mine development commenced in May 2004 and              resources at the mine site and on favourable grassroots
in combination with the open pit, average palladium                     exploration projects. Emerging ore bodies and projects, both
production beginning in 2006 is expected to be about 350,000            in Canada and internationally, are being investigated to
ounces per year. Production of by-product metals, which                 further enhance North American Palladium's strategic
provided an increase of 13% in revenues for the Company in              expansion plan.
2004 compared to 2003, will only slightly increase once full production from the underground commences.

        The Company's aggressive exploration program will
continue in 2005, with almost $4.0 million being allocated                      IMPENDING US GAAP ACCOUNTING CHANGES
to exploration activities. The main focus will remain on the
Lac des Iles campaign and the surrounding grassroots                            (I)     In December 2004, the Financial Accounting
projects such as Shebandowan and Legris Lake. In addition, a            Standards Board ("FASB") issued SFAS No. 123(R),
key strategy moving forward will be to continue the pursuit             "Share-Based Payment" which replaces SFAS 123, "Accounting
of quality nickel/PGM opportunities.                                    for Stock-Based Compensation" and supersedes APB Opinion 25.
                                                                        SFAS 123(R) requires compensation costs related to
        The platinum group metal (PGM) markets continue to              share-based payments to be recognized in the financial
benefit from strong global fundamentals, particularly from              statement and the cost must be measured based on the fair
the expectation of further economic growth in China and the             value of the equity of liability instruments used. Under
United States. Recent economic data released from both                  SFAS 123(R) all share-based payment plans must be valued
countries suggest consumer spending and business investment             using option-pricing models. SFAS 123(R) is effective for
will remain firm in 2005. Platinum has traded up on these               the Company's year ending December 31, 2005.
fundamentals and is testing levels above US$850 per ounce,
while palladium has not responded and continues to test                         (II)    In December 2004, FASB issued SFAS 153 which
support in the US$200 per ounce range. In view of the large             deals with the accounting for the exchanges of non-monetary
discount between the platinum and palladium prices,                     assets. SFAS 153 is an amendment of APB Opinion 29. APB
jewellery and catalyst fabricators are switching to                     Opinion 29 requires that exchanges of non-monetary assets
palladium in order to protect their profit margins. The                 should be measured based on the fair value of the assets
Company expects the spread between platinum and palladium to            exchanged. SFAS 153 amends APB Opinion 29 to eliminate the
narrow as the platinum market stagnates and the palladium               exception from using fair market value for non-monetary
over-supply is consumed by increased substitution.                      exchanges of similar productive assets and introduces a
                                                                        broader exception for exchanges of non-monetary assets that
        The Company's Palladium Sales Contract at a floor               do not have commercial substance. SFAS 153 is effective for
price of US$325 per ounce ends June 30, 2005. At the current            non-monetary asset exchanges occurring in fiscal periods
depressed spot price, the Company more than likely will not             beginning after June 15, 2005. The Company does not believe
enter into a new long-term sales contract for its palladium             that the application of SFAS 153 will have an impact on the
production. The Company strongly                                        financial statements.




        ------------------------------------------------------------------------
        Forward-Looking Statements

        The Company's annual report 2004, consolidated balance sheets as at December 31, 2004 and the consolidated statements of earnings and deficit and cash flows for each of the years in the three year period ended December 31, 2004 (collectively the
"Financial Statements") and management's discussion and analysis of operations and financial position ("MD&A") for the Financial
Statements, contain certain that are forward-looking statements which are made pursuant to the "safe harbor" provisions of the
United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "estimate", "expect", "believe", "intend", "budget", "projection", "strategy",
"will", "continue" and other similar expressions are intended to identify forward-looking statements. In particular statements relating to the impairment charge and the estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life, financing, construction and commissioning are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, changes in the US/CDN dollar exchange rate, the salvage value of equipment, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems, recoverability of metals, future profitability and production, availability of financing on acceptable terms and unexpected problems during the development, construction and start-up phases of the underground mine, exploration programs may not result in increased reserves and competition for acquisition of new properties. For a more comprehensive review of risk factors, please refer to the
Company's MD&A and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and
Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.


North American Palladium Ltd.                            2004 Annual Report                                                       29

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

B.   CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Since the most recent evaluation of the Registrant's internal control over financial reporting, there has not been any significant change in the Registrant's internal control over financial reporting that has materially affected or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

C.   NOTICE OF PENSION FUND BLACKOUT PERIOD

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2004.

D.   AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's board of directors has determined that Mr. Gregory J. Van Staveren, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert, as that term is defined in
Item 401(h)(2) of Regulation S-K under the SECURITIES EXCHANGE ACT OF 1934, as amended. The Registrant's board of directors has also determined that Mr. Van Staveren is independent, as that term is defined under the rules and regulations of the American Stock Exchange.

E.   CODE OF ETHICS

The Registrant's board of directors has adopted a code of ethics that applies to all directors, officers and employees. The Registrant will provide a copy of the code of ethics without charge to any person that requests a copy by contacting the Corporate Secretary, at the address that appears on the cover of this Annual Report on Form 40-F.

F.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

     AUDIT FEES

The aggregate fees billed by Ernst & Young LLP ("E&Y"), the Registrant's external auditors for the fiscal year ended December 31, 2003 and 2004, for professional services rendered by E&Y for the audit of the Registrant's 2003 annual financial statements or services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for such years were Cdn$195,000 and Cdn$125,000, respectively. The Registrant's shareholders approved the appointment of KPMG LLP ("KPMG") as auditors of the Registrant in June 2004. The aggregate fees billed by KPMG, the Registrant's principal accountant for the fiscal year ended December 31, 2004, for professional services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for such year were Cdn$210,000.

     AUDIT-RELATED FEES

No fees were billed by E&Y or KPMG for the fiscal years ended December 31, 2003 and 2004 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements.

     TAX FEES

The aggregate fees billed by E&Y for the fiscal years ended December 31, 2003 and 2004 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$26,426 and Cdn$13,000, respectively. The aggregate fees billed by KPMG for the fiscal years ended December 31, 2003 and 2004 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$nil and Cdn$79,000, respectively. Tax services provided included preparation of corporate tax returns and review of tax provisions.

     ALL OTHER FEES

The aggregate fees billed by E&Y for the fiscal years ended December 31, 2003 and 2004 for products and services provided by E&Y, other than the services reported in the preceding three paragraphs, were Cdn$nil and Cdn$500, respectively. Other products and services provided included accounting support. The aggregate fees billed by KPMG for the fiscal years ended December 31, 2003 and 2004 for products and services provided by KPMG, other than the services reported in the preceding three paragraphs, were Cdn$nil and Cdn$nil, respectively.

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

H.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets out the Registrant's known contractual obligations for its long-term liabilities and lease commitments as of the fiscal year ended December 31, 2004

(CANADIAN DOLLARS IN THOUSANDS)
----------------------------------------------------------------------------------------------------------------
                                              Payments due by period
----------------------------------------------------------------------------------------------------------------
                                                                  Less than       1 to 3      4 to 5
                                                         Total       1 year        years       years  Thereafter
----------------------------------------------------------------------------------------------------------------
SENIOR CREDIT FACILITY                                 $31,666     $ 6,815      $ 13,630     $11,221     $     -
KAISER-FRANCIS CREDIT FACILITY                          13,842           -        13,842           -           -
CAPITAL LEASE OBLIGATIONS                                4,663       1,481         2,008       1,174           -
OPERATING LEASES                                         1,818         882           910          26           -
OTHER PURCHASE OBLIGATIONS                               4,222       4,222             -           -           -
----------------------------------------------------------------------------------------------------------------
TOTAL CONTRACTUAL OBLIGATIONS                          $56,211     $13,400      $ 30,390     $12,421     $     -
================================================================================================================

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.   UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.   CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a Form F-X in connection with its Common Shares, no par value.

                                    SIGNATURE

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                NORTH AMERICAN PALLADIUM LTD.





Dated: March 29, 2005           By: /s/ George D. Faught
                                    -------------------------------
                                By: George D. Faught
                                Title: Vice President, Finance and
                                       Chief Financial Officer

                                  EXHIBIT INDEX



NUMBER       DOCUMENT
------       --------


   1.        Consent of KPMG LLP
  31. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
  32. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002