Form 40-F
period 2005-12-31
NORTH AMERICAN PALLADIUM LTD
filed 2006-03-31
CIK 887701

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 40-F

            [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           [X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005       Commission File Number 1-15142

                            ------------------------

                          NORTH AMERICAN PALLADIUM LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            CANADA                                              1099
(PROVINCE OR OTHER JURISDICTION                     (PRIMARY STANDARD INDUSTRIAL
OF INCORPORATION OR ORGANIZATION)                    CLASSIFICATION CODE NUMBER)

                                 NOT APPLICABLE
                                (I.R.S. EMPLOYER
                              IDENTIFICATION NO..)

                            130 ADELAIDE STREET WEST
                          SUITE 2116, TORONTO, ONTARIO
                                     M5H 3P5
                                 (416) 360-7590
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)

                              CT CORPORATION SYSTEM
                                111 EIGHTH AVENUE
                               NEW YORK, NY 10011
                                 (212) 894-8940
            (NAME, ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE NUMBER
        (INCLUDING AREA CODE) OF AGENT FOR SERVICE IN THE UNITED STATES)
       ------------------------------------------------------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                NAME OF EACH EXCHANGE
          TITLE OF EACH CLASS                    ON WHICH REGISTERED:
    -------------------------------          ----------------------------
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

                   THE REGISTRANT HAD 52,197,217 COMMON SHARES
                       OUTSTANDING AS AT DECEMBER 31, 2005

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

             Yes   X                              No
                -------                             -------

                                             DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:      Annual Information Form for the fiscal year ended December 31, 2005, dated March 29, 2006.

Document No. 2:      Audited Comparative Consolidated Financial Statements for the fiscal year ended December 31, 2005, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F, and the notes thereto.

Document No. 3:      Management's Discussion and Analysis of Operations and Financial Position for the fiscal year ended
                     December 31, 2005.

                                                                  DOCUMENT NO. 1

                          NORTH AMERICAN PALLADIUM LTD.



                             ANNUAL INFORMATION FORM




                      FOR THE YEAR ENDED DECEMBER 31, 2005


                              DATED MARCH 29, 2006

                               TABLE OF CONTENTS
                                                                            PAGE

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS..............................3
OTHER INFORMATION..............................................................4
CORPORATE STRUCTURE............................................................5
GENERAL DEVELOPMENT OF THE BUSINESS AND DESCRIPTION OF BUSINESS................5
    Overview...................................................................5
    Lac des Iles Mine..........................................................8
    Open Pit Mining Operations.................................................8
    Underground Mining Operations..............................................9
    Milling Operations........................................................10
    Facilities Infrastructure.................................................11
    Metal Sales Agreements....................................................12
    Royalty Agreement.........................................................12
    Smelting and Refining Agreements..........................................13
    Financing.................................................................13
    Collective Agreement and Hourly Workers...................................15
    Mineral Properties .......................................................16
    Lac des Iles..............................................................16
    Regional Geology..........................................................16
    Mineralization - Mine Block Intrusion Geology.............................16
    Exploration...............................................................17
    Mineral Reserve and Resource Estimates....................................17
    Environmental Matters.....................................................21
    Other Properties..........................................................21
DIVIDENDS.....................................................................23
CAPITAL STRUCTURE.............................................................23
MARKET FOR SECURITIES.........................................................23
DIRECTORS AND OFFICERS........................................................24
    Cease Trade Orders, Bankruptcies, Penalties or Sanctions..................26
    Conflicts of Interest.....................................................26
LEGAL PROCEEDINGS.............................................................27
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS...................27
TRANSFER AGENT................................................................28
MATERIAL CONTRACTS............................................................28
INTERESTS OF EXPERTS..........................................................28
RISK FACTORS..................................................................28
ADDITIONAL INFORMATION........................................................35
AUDIT COMMITTEE CHARTER.......................................................38
GLOSSARY OF TERMS.............................................................42

                             METRIC CONVERSION TABLE

          --------------------------- -- ----------------------------
          IMPERIAL                       METRIC
          --------------------------- -- ----------------------------

          --------------------------- -- ----------------------------
          1 troy ounce                   31.103 grams
          --------------------------- -- ----------------------------
          1 ton, short                   0.907 tonnes
          --------------------------- -- ----------------------------
          1 troy ounce per ton           34.286 grams per tonne
          --------------------------- -- ----------------------------
          1 foot                         0.305 metres
          --------------------------- -- ----------------------------
          1 mile                         1.609 kilometres
          --------------------------- -- ----------------------------
          1 acre                         0.405 hectares
          --------------------------- -- ----------------------------

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual information form ("AIF") contains forward-looking statements within the meaning of the U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. Forward-looking statements are necessarily made based on estimates and assumptions made by the Corporation in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These estimates and assumptions are inherently subject to significant business, economic and competitive uncertainties, many of which, with respect to future events, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Corporation, or on its behalf.

In making the forward-looking statements in this AIF, the Corporation has applied numerous material factors and assumptions, including, but not limited to:

        o the assumption that the plans for the development of its underground mine (including the designs, budgets and schedules relating thereto) and its expectations for the operation of, and production and processing from, the underground mine in conjunction with the open pit mine are viable operationally and economically;

        o the assumption that the advice the Corporation has received from its consultants and advisors relating to matters such as mineral reserves and mineral resources, environmental requirements and certain legal proceedings is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral reserves and mineral resources are appropriate and accurate;

        o the assumption that the Corporation will be able to negotiate the renewal of its mining leases, the renewal or entering into of new smelting and refining agreements, and the entering into of a new collective bargaining agreement; and

        o the assumption that the Corporation's plans for sustainable recoveries from the Lac des Iles mine, for further exploration at the Lac des Iles mine and for exploration in Finland can proceed as expected.

The words "expect," "anticipate," "estimate," "may," "will," "should," "intend," "believe," "target," "budget," "plan," "projection", "strategy" and similar expressions are intended to identify forward-looking statements in this AIF. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.

In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this AIF should not be considered as a representation by the Corporation or any other person that its objectives or plans will be achieved. Numerous factors could cause the Corporation's actual results to differ materially from those in the forward-looking statements, including the following, which are discussed in greater detail under the "Risk Factors" section herein:

        o       inability to meet production or operating cost goals;
        o       inaccurate resource and reserve estimates;
        o       inherent risks associated with mining and processing operations;
        o failure to successfully develop the underground mining operations or to achieve projected production levels;
        o unexpected problems and delays in the construction of the underground mining operations;
        o inability to obtain additional funding for operations, if required;
        o       failure of the exploration program to increase reserves;
        o       interruption of operations at the Lac des Iles Mine;
        o       termination or failure to renew smelting agreement(s);

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

These factors should be considered carefully, and readers should not place undue reliance on the Corporation's forward-looking statements. The Corporation undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date of this AIF or to reflect the occurrence of unanticipated events, except as required by law.

                                OTHER INFORMATION

All dollar amounts referred to herein are in Canadian dollars unless stated otherwise. Unless otherwise indicated, all financial information included herein has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which may differ from United States generally accepted accounting principles ("U.S. GAAP"). See note 19 to the audited consolidated financial statements for a reconciliation of financial results from Canadian GAAP to U.S. GAAP.

Descriptions of mineral reserve and mineral resource estimates included herein under Canadian standards may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the United States Securities and Exchange Commission. See "Mineral Reserve and Resource Estimates - Note to U.S. Shareholders" herein.

The information is this AIF is presented as at March 29, 2005 unless otherwise indicated.

                               CORPORATE STRUCTURE

North American Palladium Ltd. (the "Corporation") is the successor to Madeleine Mines Ltd., a company incorporated under the QUEBEC MINING COMPANIES ACT by letters patent dated February 2, 1968. In January 1992: (i) Madeleine Mines Ltd. was amalgamated with a wholly owned Quebec subsidiary of 2750538 Canada Inc., a company incorporated under the CANADA BUSINESS CORPORATIONS ACT by articles of incorporation dated September 12, 1991; (ii) the amalgamated company was wound up into 2750538 Canada Inc.; and (iii) 2750538 Canada Inc. changed its name to "Madeleine Mines Ltd." By articles of amendment dated July 24, 1993, Madeleine Mines Ltd. changed its name to "North American Palladium Ltd." The Corporation has one operating subsidiary, Lac des Iles Mines Ltd., incorporated under the CANADA BUSINESS CORPORATIONS ACT, and wholly owned by the Corporation. Unless otherwise indicated, all references in this AIF to the "Corporation" include North American Palladium Ltd., together with its wholly-owned subsidiary, Lac des Iles Mines Ltd. The Corporation has one additional subsidiary, North American Palladium Finland Oy, a Finnish corporation, which is wholly-owned (see "Mineral Properties - Other Properties")

The Corporation's registered office is at Suite 2116, 130 Adelaide Street West, Toronto, Ontario M5H 3P5, telephone: (416) 360-7590, fax: (416) 360-7709. The
Corporation's mining operations are situated approximately 85 kilometres northwest of Thunder Bay at Lac des Iles, in northern Ontario. The postal address is P.O. Box 10547, Station P, Thunder Bay, Ontario P7B 6T9, telephone: (807) 448-2000, fax: (807) 448-2001.

                       GENERAL DEVELOPMENT OF THE BUSINESS
                         AND DESCRIPTION OF THE BUSINESS

The following description of the Corporation's business includes many geological terms that may not be familiar to the reader. For a description of the meaning of some of these terms, please see the "Glossary of Terms" included in this AIF.

                                    OVERVIEW

The following contains forward-looking statements about the Corporation's business. Reference should be made to "Special Note Regarding Forward-Looking Statements" on page 3 and for a description of material factors that could cause the Corporation's actual results to differ materially from the forward-looking statements in the following, please see "Risk Factors" at page 28.


The Corporation owns and operates an open pit mine known as the Lac des Iles Mine and processing plant with a design capacity of 15,000 tonnes per day. The mining and processing operation produces by flotation a palladium rich concentrate that also contains platinum, gold, copper and nickel. The concentrate is delivered to the Sudbury operations of Falconbridge Limited ("Falconbridge"), and prior to November 30, 2005, the Sudbury operations of Inco Limited ("Inco"), and then further processed at their respective European operations for refining.

In late 2003 the Corporation commissioned a full feasibility study in response to scoping studies and a pre-feasibility study that indicated a higher grade sub-vertical ore body located directly beneath the open pit was viable as an underground mine. The feasibility study confirmed that an underground operation is economically viable operating concurrently with the open pit to provide a blended higher grade mill feed. The Corporation commenced the development of an underground mine at its Lac des Iles operations in the second quarter of 2004. The underground mine development is focused on the Main High Grade Zone below the ultimate pit depth. Capital costs for the underground development are estimated at $40 million for direct and indirect costs and working capital. Mining equipment accounts for an additional $12 million of capital costs which the Corporation is financing through a vendor lease program. By December 31, 2005 the main ramp had been advanced 1,111 metres, the first two mining levels established, and was advancing towards the next mining block. Full production of the underground mine is expected begin by the end of the first quarter 2006.

Maintaining access to the original mine portal was difficult for both the open pit and underground mining operations during 2005, as a result of pit blasts that obstructed the open pit ramp, and ultimately limited the underground access. After modifications to the mine plan, the main underground ramp was extended in order to provide continuous access to the underground operation that is above the open pit's mining activities, resolving issues for both mining operations.

In 2005, total tonnes mined amounted to 15.3 million tonnes or an average of 42,000 tonnes per day, containing 3.7 million tonnes of ore grading 1.72 grams of palladium per tonne.

Palladium production from the Lac des Iles mill in 2005 was 177,167 ounces compared to 308,931 ounces in 2004. Other metal production in 2005 included 18,833 ounces of platinum, 14,308 ounces of gold,

5,514,670 pounds of copper and 2,353,227 pounds of nickel compared to 2004 production of 25,128 ounces of platinum, 25,679 ounces of gold, 7,836,183 pounds of copper and 4,320,970 pounds of nickel.

During 2005, the mill processed 4.8 million tonnes of ore or an average of 13,098 tonnes per day compared to 5,298,544 tonnes or an average of 14,477 tonnes per day in 2004. In 2005 the average palladium head grade was 1.66 grams per tonne compared to 2.41 grams per tonne in 2004. For 2005 the recoveries were 69.6% compared to 75.2% in 2004. The lower recovery was a result of lower head grade and a change in mineralogy of the ore reflective of the open pit mining plan.

In 2004 the Corporation decided to proceed with a secondary crusher installation for the mill designed to increase the throughput rate and reduce processing costs in the mill circuit. The secondary crushing circuit was completed at a capital cost of approximately $10.6 million and commenced operation in December 2004.

SGS Lakefield Research Limited was involved in the metallurgical process review and refinement during the first eight months of 2005 to complete the plant work that commenced in mid-2004. Test work in the milling circuit is expected to continue in 2006, with the objective of increasing sustainable recoveries.

Reference is made to the section entitled "Mining Operations" for further information about the Corporation's operations.

The Corporation had a palladium sales contract (the "Palladium Sales Contract") with a major automotive manufacturer (the "Automotive Manufacturer"), whereby the Corporation hedged the price of 100% of the palladium it was entitled to receive from its smelter customers. The price of the palladium under the Palladium Sales Contract was the average monthly London Metal Exchange afternoon fixing price minus a modest specified discount; however, the price for palladium could not be less than US$325 per ounce for all production delivered in each month under the Palladium Sales Contract. The contract expired on June 30, 2005. For 2005 all palladium production (except 6,403 ounces delivered under the Palladium Sales Contract) was delivered into a sales contract with either a leading catalytic converter manufacturer or an international bank that purchased the metal for further sale to an end-user of palladium. These contracts provided for pricing of the palladium at either the average monthly London Metal Exchange afternoon fixing price in the month prior to delivery or the spot price on the day of delivery. These contracts expired on December 31, 2005 and currently the Corporation is selling its production into the spot market.

The Corporation enters into forward commodity sales contracts from time to time to hedge the effect of changes in certain metal prices on the Corporation's revenues.

Reference is made to the section entitled "Metal Sales Agreements" for further information about the metal sales agreements.

The Corporation entered into agreements with Inco and Falconbridge providing for the sale of the Corporation's concentrates produced at the Lac des Iles Mine and, ultimately, the smelting and refining of the principal metals contained in the concentrates. The agreement with Inco expired on November 30, 2005 and the agreement with Falconbridge expires on September 30, 2006. (See "Smelting and Refining Agreements")

In June 2004, the Corporation entered into a US$20 million and $10 million senior credit facility with a leading equipment finance company which were fully drawn. Each of the credit facilities is repayable in equal quarterly instalments over a five-year term. The credit facilities have an interest margin of 2.5% over

LIBOR or Bankers Acceptances. As at December 31, 2005, US$14 million and $8 million were outstanding under the respective facilities.

The Corporation also has a US$20 million non-revolving credit facility provided by Kaiser-Francis Oil Company ("Kaiser-Francis") to finance the Corporation's working capital requirements. In the second quarter of 2004, the Kaiser-Francis credit facility was extended to June 30, 2006 as part of a debt restructuring plan. Interest is based upon the 30-day LIBOR plus 2.50% and there is a stand-by fee of 0.125% per annum. As at December 31, 2005, US$11.5 million was drawn on the Kaiser-Francis credit facility. Additional amounts were drawn on the facility in the first quarter 2006. The Kaiser-Francis credit facility matures on June 30, 2006. Kaiser-Francis holds approximately 50% of the common shares of the Corporation.

On March 24, 2006, the Corporation finalized the definitive documentation for the private placement to Kaiser-Francis and an institutional investor (the "Purchasers")of up to US$58.5 million principal amount of convertible notes (the "Notes") together with warrants to purchase, for four years from the date of their issuance, 50% of the number of common shares underlying the Notes (the "Warrants"), including the placement of up to US$41 million of the Notes and related Warrants with Kaiser-Francis. On March 29, 2006, the Corporation issued US$35 million principal amount of Notes and related Warrants to the Purchasers equally.

The Corporation, at its option, has the right to sell to Kaiser-Francis up to US$13.5 million principal amount of Notes on or before June 30, 2006, the proceeds of which will be used to repay the amount drawn on the KFOC credit facility. KFOC has granted to the other Purchaser an option to acquire up to 50% of such Notes.

The Purchasers will have the option to acquire an additional US$10 million principal amount of Notes on or before December 31, 2006, with each Purchaser entitled to acquire one-half. If either Purchaser does not acquire its entire allotment of the additional US$10 million in Notes, the other Purchaser may purchase the balance.

Reference is made to the section entitled "Financing" for further information about the financing agreements.

                                LAC DES ILES MINE

The Lac des Iles Mine property consists of four mining leases from the Government of Ontario numbered 104108 to 104111, inclusive, comprising 85 single unit mining claims and covering an aggregate of 1,468 hectares. The mining leases are dated August 16, 1985 and are set to expire on August 31, 2006. If an application is made within 90 days of expiry of the leases, and the terms and conditions of the leases have been complied with, the leases are renewable for a further term of 21 years. The Corporation has complied with the terms and conditions of the leases in all material respects. In addition to the mining leases, the Corporation holds mining claims covering approximately 19,698 hectares within a 425 kilometer radius of the Lac des Iles Mine

The Lac des Iles Mine and surrounding property are located approximately 85 kilometres northwest of the city of Thunder Bay, Ontario. Paved road access is provided by Ontario Provincial Highway 527, followed by 15 kilometres of an all weather gravel road, maintained by the Corporation. Approximately 90% of the employees reside in the Thunder Bay area.

OPEN PIT MINING OPERATIONS

The Corporation mines ore and waste from the open pit using conventional hydraulic 23 cubic meter and 19 cubic meter shovels, 190 tonne trucks, 229 millimeter blast hole drills and a fleet of conventional ancillary equipment. Mine waste is stockpiled outside of design pit limits.

In 2005, total tonnes mined from the Lac des Iles open pit amounted to 15.3 million tonnes or approximately 42,000 tonnes per day of ore and waste combined compared to 16.9 million tonnes or 46,038 tonnes per day in 2004. Ore production for 2005 totaled 3.7 million tonnes grading 1.72 grams per tonne of palladium compared to 4.6 million tonnes grading 2.60 grams of palladium per tonne in 2004.

During 2005 the waste strip ratio increased throughout the year to 3.14:1 compared to 2.68:1 in 2004 due to development of the Phase 4 pit. The waste to ore strip ratio is scheduled to decrease in 2006 to less than 2.5:1.

At the end of 2005, the broken ore stockpile consisted of 714,589 tonnes grading
1.78 grams of palladium per tonne containing approximately 41,000 ounces of palladium compared to 1.4 million tonnes grading 1.76 grams of palladium per tonne containing approximately 79,000 ounces of palladium at the end of 2004.

Mine production in 2005 was negatively impacted by the integration of the new underground mine with the open pit. Sequencing the blasting in the open pit with integration of the underground operations resulted in pit blasts that obstructed the Phase 3 open pit ramp. After modifications to the mine plan, the main underground ramp has been extended in order to provide continuous access to the underground operation, resolving access to the underground mine. The new portal is above active open pit areas.

The following table sets forth information concerning the production from the Lac des Iles Mine for each of the five years ended December 31, 2005:

------------------------------------- -------------- --------------- --------------- --------------- ---------------
                Year                       2005            2004           2003             2002            2001
------------------------------------- -------------- --------------- --------------- --------------- ---------------
Ore Mined (Tonnes)                        3,705,555       4,574,134       4,396,847       7,250,963       5,768,157
------------------------------------- -------------- --------------- --------------- --------------- ---------------
Waste Mined (Tonnes)                     11,619,658      12,275,889      10,164,806       9,828,552      19,174,635
------------------------------------- -------------- --------------- --------------- --------------- ---------------
Total Mined (Tonnes)                     15,325,213      16,850,023      14,561,653      17,079,515      24,942,792
------------------------------------- -------------- --------------- --------------- --------------- ---------------
Stripping Ratio                              3.14:1          2.68:1          2.31:1          1.36:1          3.32:1
------------------------------------- -------------- --------------- --------------- --------------- ---------------
Average Daily Production (Tonnes)            41,987          46,038          39,895          46,793          68,336
------------------------------------- -------------- --------------- --------------- --------------- ---------------

UNDERGROUND MINING OPERATIONS

The following contains forward-looking statements about the Corporation's underground operations. Reference should be made to "Special Note Regarding Forward-Looking Statements" on page 3 and for a description of material factors that could cause the Corporation's actual results to differ materially from the forward-looking statements in the following, please see "Risk Factors" at page 28.

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

The Corporation commenced the development of an underground mine at its Lac des Iles operations in the second quarter of 2004. The underground mine development is focused on the Main High Grade Zone below the ultimate pit depth. Capital costs for the underground development are estimated at $40 million for direct and indirect costs and working capital. Mining equipment accounts for an additional $12 million of capital costs which the Corporation is financing through a vendor lease program.

As stated above, maintaining access to the original mine portal was difficult for the underground mining operations during 2005, as a result of pit blasts that obstructed the Phase 3 open pit ramp and ultimately limited the underground access. The main underground ramp has been extended in order to provide continuous access to the underground operation that is above the active open pit areas, resolving the access issue for the underground mine.

By December 31, 2005 the main ramp had been advanced 1,111 metres, the first two mining levels has been established, and the ramp was advancing towards the next mining block. Full production of the underground mine is expected to begin by the end of the first quarter 2006. Once in full production the underground mine is expected to produce 2,000 tonnes of ore per day at an average head grade of
6.62 grams of palladium per tonne. This will be combined with 13,000 tonnes of ore per day from the open pit operations, to feed the mill ore with an approximate grade of 2.33 grams per tonne.

Mobile equipment for the mine includes two electric hydraulic drill jumbos, one longhole drill, one emulsion truck, two 8 cubic yard scooptrams and one 11 cubic yard scooptram, and three 60 tonne trucks, and two loaders along with other service and support equipment.

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

Work is currently being conducted using the Corporation's workforce and contractors. The Corporation will endeavour to replace contractors with its own employees; however, there is significant competition for skilled underground miners and the Corporation may continue to use contractors for production mining as it continues to attract underground miners to the operation. Infill drilling and underground development work will continue to be conducted by contractors.

Local Thunder Bay engineering firms have been engaged to complete the details for ventilation, heating, electrical services and water supply for the underground mine.

Construction and development of the underground mine is expected to be within budget.

MILLING OPERATIONS

The Company decided to proceed with the secondary crusher installation for the mill in 2004. The secondary crusher is designed to increase the throughput rate and reduce processing costs in the mill circuit. The secondary crushing circuit was completed at a capital cost of $10.6 million and commenced operation in December 2004. Contractor crushing was significantly reduced by the end of 2004 and was eliminated in early 2005.

The concentrator facility used at the mine has a design capacity of 15,000 tonnes per day. Ore is crushed in a gyratory crusher and conveyed to a coarse ore stockpile. With the commissioning of the new secondary crusher all of the coarse ore was crushed in the secondary crusher and the finer material was fed to the SAG mill. The mill did not meet expected throughput levels and modifications were made to the secondary crusher in 2005, including the installation of a grizzly to enable the operators to control the amount of coarse ore processed by the secondary crusher. The ore is ground to a nominal P80 (the size of an opening through which 80% of the product will pass) of 74 microns in a conventional semi-autogenous mill/ball mill/pebble crusher (SABC) circuit. The ground ore feeds a flotation circuit that is comprised of rougher/scavengers, four stages of cleaning and includes a regrind circuit. The flotation circuit in the old concentrator is currently connected to the new concentrator to provide additional cleaner flotation capacity. The final concentrate is thickened and dewatered using two pressure filters. Tailings are contained in the existing tailings impoundment facility which is required to be expanded on an annual basis, for the life of the mine.

The concentrator processed 4,780,599 tonnes of ore or 13,098 tonnes per calendar day in 2005 at an average palladium head grade of 1.66 grams per tonne and an average palladium recovery of 69.6%. The concentrator throughput was 5,298,544 tonnes of ore in 2004 at an average palladium grade of 2.41 grams per tonne and an average palladium recovery of 75.2%. The Corporation produced 177,167 ounces, 308,931 ounces and 288,703 ounces of palladium in 2005, 2004 and 2003, respectively.

Palladium production decreased in 2005 primarily as a result of lower recovery and decreased mill throughput. Recoveries were affected primarily by lower head grade, as well as a change in the mineralogy of the ore reflective of the open pit mine plan. Mill throughput was affected primarily by reduced mill availability due to unscheduled repairs and power outages caused by severe weather. Further impacting the grade and the throughput were the unscheduled repairs to the primary crusher in the latter part of 2005 which required that material be fed to the mill from the stock piles and auxiliary crushing sources and the difficulties of feeding frozen material from the live stockpile to the mill.

Production costs per tonne of ore milled were $20.78 in 2005, $19.43 in 2004 and $20.09 in 2003. Cash costs, which include direct and indirect operating costs, smelting, refining, transportation and sales costs, royalties, net of credits for by-products, were US$359 per ounce in 2005, US$159 per ounce in 2004 and US$175 per ounce in 2003. The increase in the unit cash costs was caused by a combination of lower ore grades and metal recoveries, which led to a 43% decrease in palladium production and a 31% decrease in revenue from by-product metals in 2005 compared to 2004. In addition, throughout the year there was an increased waste to ore strip ratio of 3.14:1 in 2005, compared to 2.68:1 in 2004 and continuing pressure on costs, particularly steel, tires, power, diesel fuel and ongoing mill repairs.

SGS Lakefield Research Limited was involved in the metallurgical process review and refinement during the first eight months of 2005 to complete the plant work that commenced in mid-2004. In addition, process control equipment for automated reagent addition and flow regulation was installed in the first half of 2005. These additions will allow for further control advancements in the flotation circuit as a part of the action plan for improving the palladium recovery. Test work in the milling circuit is expected to continue in 2006, with the objective of increasing sustainable recoveries.

The concentrator produces a palladium rich concentrate that is shipped off-site for final processing. See "Smelting and Refining Agreements". The following table set forth the tonnes milled and the metal production of the concentrate for each of the five years ended December 31, 2005:

                Milled      Concentrate     Palladium      Platinum        Gold       Copper       Nickel
   Year        (tonnes)       (tonnes)      (troy ozs)    (troy ozs)    (troy ozs)     (lbs)        (lbs)
-------------------------------------------------------------------------------------------------------------
2005           4,780,599       30,698         177,167        18,833       14,308     5,514,670     2,353,227
-------------------------------------------------------------------------------------------------------------
2004           5,298,544       45,652         308,931        25,128       25,679     7,836,183     4,320,970
2003           5,159,730       36,869         288,703        23,742       23,536     7,142,674     4,070,785
2002           4,851,621       27,179         219,325        19,180       16,030     5,295,486     2,763,654
2001           2,662,240       21,697         123,281        10,073        9,603     3,123,763     1,595,179

A leak from the tailings management facility on February 4, 2006 led to flooding of the milling and primary crusher areas and resulted in a shutdown of these operations. To facilitate production, the mill was restarted within a few days, with portable crushing units in combination with the stockpile providing ore for processing in the mill. The primary crusher, following necessary repairs to the electrical switchgear, was restarted on February 13, 2006.

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

METAL SALES AGREEMENTS

The Corporation had a palladium sales contract (the "Palladium Sales Contract") with a major automotive manufacturer (the "Automotive Manufacturer"), whereby the Corporation hedged the price of 100% of the palladium it received from its smelter customers until the contract's expiry on June 30, 2005. Under the Palladium Sales Contract, the Automotive Manufacturer purchased all of the refined palladium that the Corporation received from the smelters. The actual amount purchased depended on how much palladium was delivered, less the amount due under a royalty agreement with the Sheridan Platinum Group Inc. and John Patrick Sheridan. See "Royalty Agreement".

The price of the palladium under the Palladium Sales Contract was the average monthly London Metal Exchange afternoon fixing price minus a modest specified discount; however, the price for palladium could not be less than US$325 per ounce for all production delivered in each month under the Palladium Sales Contract.

For 2005 all palladium production (except 6,403 ounces delivered under the Palladium Sales Contract) was delivered into a sales contract with either a leading catalytic converter manufacturer or an international bank that purchased the metal for further sale to an end-user of palladium. These contracts provided for pricing of the palladium at either the average monthly London Metal Exchange afternoon fixing price in the month prior to delivery or the spot price on the day of delivery. These contracts expired on December 31, 2005 and currently the Corporation is selling its production into the spot market.

The Corporation enters into forward commodity sales contracts from time to time to hedge the effect of changes in certain metal prices on the Corporation's revenues.

ROYALTY AGREEMENT

The Corporation entered into a royalty agreement with The Sheridan Platinum Group Inc. and John Patrick Sheridan (together referred to as the "Sheridan Group"). Under the agreement, the Corporation is obligated to pay to the Sheridan Group a royalty equal to 5% of "net cash proceeds" received from concentrates and other products produced at the Lac des Iles Mine. The term "net cash proceeds" is defined in the royalty agreement generally as the net proceeds of sale receivable by Lac des Iles Mines Ltd. from the production and sale of concentrates from the Lac des Iles Mine, after deducting the costs of sampling, assaying, transporting and insuring the concentrate; smelter, processing and refining charges and penalties (excluding Lac des Iles Mines Ltd.'s own processing costs) and all applicable taxes and royalties that must be paid in respect of the mining operations. Under the royalty agreement, the Sheridan Group may elect, and has elected, to receive payment of the royalty, in respect of palladium and platinum, in kind rather than in cash and, in respect of other metals, the Sheridan Group has elected to receive cash. All mining operations at the Lac des Iles Mine are on the mining leases and are covered by the royalty agreement.

SMELTING AND REFINING AGREEMENTS

In 2000 the Corporation entered into agreements with Falconbridge and Inco providing for the sale of the Corporation's concentrates produced at the Lac des Iles Mine and, ultimately, the smelting and refining of the principal metals contained in the concentrates.

The agreement with Falconbridge expires on September 30, 2006. Under the agreement, Falconbridge purchases the Corporation's concentrates and, will settle in cash or, at the Corporation's discretion, make available to the Corporation the refined palladium, platinum and gold at Falconbridge's refining facilities in Kristiansand, Norway. In certain circumstances, such as default of performance, insolvency or ceasing to carry on business, the agreement can be terminated by the party not in default, insolvent or ceasing to carry on business. The agreement can be suspended in the event of a force majeure.

The agreement with Inco expired on November 30, 2005. Under the terms of the agreement, Inco purchased the Corporation's concentrates and settled in cash or, at the Corporation's discretion, made available to the Corporation the refined palladium and platinum at Inco's Acton Refinery in London, England.

The Corporation is in discussions with Falconbridge and with other smelters/refiners and expects to renew the contract with Falconbridge and/or enter into a contract with another smelter/refiner prior to the expiry of the contract with Falconbridge.

FINANCING

SENIOR CREDIT FACILITIES

On June 28, 2004, the Corporation entered into a US$20 million and $10 million senior credit facility (the "Senior Credit Facility") with a leading equipment finance company which were fully drawn. The US$20 million credit facility is repayable in equal quarterly instalments of US$1 million which commenced on September 30, 2004 and has a final maturity on June 30, 2009. The $10 million credit facility is repayable in equal quarterly instalments of $500,000 which commenced February 24, 2005 and has a final maturity of November 24, 2009. The credit facility has an interest margin of 2.5% over LIBOR or Bankers Acceptances. In return for granting the loan the lender received a first priority security in all of the Corporation's existing and future assets excluding its production leases and claims. The Senior Credit Facility allows, in certain circumstances, full repayment of outstanding amounts drawn.

KAISER-FRANCIS CREDIT FACILITY

In December 2001, Kaiser-Francis Oil Company ("Kaiser-Francis") provided a US$20 million non-revolving credit facility to finance the Corporation's working capital requirements. In the second quarter of 2004, the Kaiser-Francis credit facility was extended to June 30, 2006 as part of a debt restructuring plan. Interest is based upon the 30-day LIBOR plus 2.50% and there is a stand-by fee of 0.125% per annum. The amount payable to Kaiser-Francis for interest, standby fee and guarantee fee was $836,000 in 2005 compared to $585,000 in 2004. As at December 31, 2005, US$11.5 million was drawn on the facility. Kaiser-Francis holds approximately 50% of the outstanding common shares of the Corporation.

MARCH 2006 PRIVATE PLACEMENT

On March 3, 2006 the Corporation announced a private placement offering (the "Offering") of up to US$58.5 million principal amount of Notes together with Warrants to purchase, for four years from the date of their issuance, 50% of the number of common shares underlying the Notes. The offering is to Kaiser-Francis and an institutional investor (the "Purchasers").

The Offering is governed by a securities purchase agreement dated March 24, 2006 (the "Securities Purchase Agreement") among the Corporation and the Purchasers. Under the terms of the Securities Purchase Agreement, the Corporation agreed to issue US$35 million principal amount of Notes (the "First Tranche"), 50% to each of the Purchasers.

The Corporation, at its option, has the right to sell to Kaiser-Francis up to US$13.5 million principal amount of Notes (the "Second Tranche") on or before June 30, 2006, the proceeds of which will be used to repay the loan under the existing Kaiser-Francis credit facility. Kaiser-Francis has granted to the other Purchaser an option to acquire up to 50% of such Notes.

The Purchasers will have the option to acquire an additional US$10 million principal amount of Notes (the Third Tranche") on or before December 31, 2006, with each Purchaser entitled to acquire one-half.

If either Purchaser does not acquire its entire allotment of the additional US$10 million in Notes, the other Purchaser may purchase the balance.

The First Tranche of Notes was issued on March 29, 2006 and will be convertible into 2,873,563 common shares of the Corporation (the "Common Shares") representing an effective price of US$12.18 per share. The conversion price is equal to 113% of the Initial Market Price (the "Conversion Price"). For the purposes of the Notes, the Initial Market Price is US$10.78 being the 5 day weighted average trading price of the Common Shares on the American Stock Exchange (the "AMEX") immediately preceding March 24, 2006. Warrants exercisable to purchase 1,436,782 Common Shares were issued with the Notes, each Warrant being exercisable to purchase one Common Share at an exercise price of US$13.48. The exercise price of the Warrants is equal to 125% of the Initial Market Price.

The Second Tranche and Third Tranche of Notes (collectively the "Additional Notes"), if issued, will be convertible into Common Shares at the Conversion Price, provided that the Conversion Price for the Additional Notes cannot be less than the maximum applicable discount, permitted by the Toronto Stock Exchange (the "TSX"), from the weighted average trading price of the Common Shares for the five consecutive trading days immediately prior to the date of issuance of each tranche (converted into US dollars). The exercise price of Warrants issued in connection with the Additional Notes cannot be less than the weighted average trading price of the Common Shares on the TSX for the five consecutive trading days immediately prior to the date of issuance of such Warrants (converted into US dollars).

The Notes will bear interest at a rate of 6.5% per annum payable bi-monthly, commencing, in the case of the First Tranche, on June 1, 2006. Each Note will be repaid in nine equal instalments commencing on the first interest payment date that is at least twelve months after the date of issuance of such Note. The interest payments and/or repayment amounts may be paid to each Purchaser, at such Purchaser's option, in any combination of cash and/or Common Shares. Common Shares issued for interest payments or in repayment of Notes will be issued at a 10% discount from the weighted average trading price of the Common Shares on the AMEX for the five consecutive trading days immediately prior to the applicable payment date.

Commencing 15 months after the date of issuance of each tranche of Notes, if the weighted average trading price of the Common Shares on the AMEX for each of any 25 consecutive trading days is 150% of the Conversion Price, the Corporation will have the right to force the Purchasers to convert all or any of the outstanding principal amount of the Notes at the Conversion Price.

The Notes contain customary covenants, including restrictions on the Corporation incurring debt or obligations for or involving the payment of money in excess of certain restricted amounts. The Notes contain customary anti-dilution protection as well as adjustments in the event that the Corporation issues Common Shares or securities convertible into Common Shares at a purchase price (the "Effective Price") per Common Share less than the Conversion Price. In such event, the Conversion Price will be reduced to the Effective Price, provided that the adjusted Conversion Price cannot be less than the maximum applicable discount, permitted by the TSX, from the weighted average trading price of the Common Shares on the TSX for the five consecutive trading days immediately prior to date of issuance of each tranche of Notes (converted into US dollars). The Warrants will contain similar anti-dilution protection. In addition, in the event that the Corporation issues Common Shares or securities convertible into Common Shares at a an Effective Price per Common Share less than the exercise price of the Warrants, the exercise price will be reduced to the Effective Price provided that the adjusted exercise price cannot be less than the weighted average trading price of the Common Shares on the TSX for the five consecutive trading days immediately prior to date on which each of the Warrants was issued (converted into US dollars).

A maximum of 10,391,137 Common Shares can be issued pursuant to any feature of the Notes, together with the Common Shares underlying the Warrants, without the prior consent of the shareholders of the Corporation ("Shareholder Approval"). Further, a maximum of 5,221,677 Common Shares can be issued pursuant to any feature of the Notes, together with the Common Shares underlying the Warrants, to Kaiser-Francis without the prior consent of the shareholders of the Company, excluding the votes attached to the Common Shares beneficially held directly or indirectly by Kaiser-Francis, and its associates, affiliates and insiders (as applicable)(as such terms are defined in the ONTARIO SECURITIES
ACT)("Disinterested Shareholder Approval").

Under the Securities Purchase Agreement, the Corporation is required to seek Shareholder Approval to issue in excess of 10,391,137 Common Shares in connection with the features of the Notes and Warrants and to seek Disinterested Shareholder Approval to issue in excess of 5,221,677 Common Shares in connection with the features of the Notes and Warrants to be issued to Kaiser-Francis.

If a Purchaser elects to receive interest payments or principal repayments on the Notes in Common Shares and the Corporation is unable to issue such Common Shares, the interest payment or principal repayment will be made in cash. If a Purchaser is restricted in its ability to receive Common Shares upon conversion of the Notes, the Purchaser may require the Corporation to pay cash to such Purchaser in an amount equal to the number of Common Shares which such Purchaser was not permitted to receive (the "Excess Shares") multiplied by the average of the weighted average trading price of the Common Shares on the AMEX for each of the five trading days immediately prior to the date of the payment, upon which the Corporation will have no further obligation to issue such Excess Shares.

If a Purchaser is restricted in its ability to receive Common Shares upon exercise of the Warrants, the Corporation will be required to pay to the Purchaser an amount equal to the binomial option pricing model value of the Warrant with respect to the portion of the Warrant which was unexercisable.

COLLECTIVE AGREEMENT WITH HOURLY WORKERS

The Corporation's six year contract with United Steelworkers of America, Local 9422, expired on March 3, 2006. The parties are continuing to negotiate with a view to entering into a new collective agreement and have requested the assistance of a mediator who has now been appointed. Mediation is scheduled for April 4 and 5, 2006.

                               MINERAL PROPERTIES

LAC DES ILES

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

In the Archean, mafic to ultramafic intrusions scattered throughout north-western Ontario host, or have the potential to host, platinum group metal mineralization. Platinum group metal mineralization of Proterozoic age is also known to occur in north-western Ontario.

In the Lac des Iles area, the Lac des Iles Intrusive Complex is one of many platinum group metal-bearing, mafic to ultramafic, intrusions that define a circular feature (of speculative origin) with a diameter of 30 kilometres. The 30-square kilometre Lac des Iles Intrusive Complex consists of three separate magma chambers partially separated by tonalite septum. The ultramafic North Lac des Iles Intrusive Complex is centered on Lac des Iles. The gabbroic Mine Block Intrusion and Camp Lake Intrusion occur south of Lac des Iles. The Camp Lake Intrusion is a relatively homogeneous hornblende gabbro and contains minor base metal sulphides and platinum group metals. The Mine Block Intrusion to the north is complex in structure, texture and composition, and contains abundant platinum group metal mineralization. The most significant zones of platinum group metal mineralization are in the Mine Block Intrusion and are the Roby, Twilight, and Baker zones. The Roby and Twilight zones are the only defined areas of economic mineralization on the Lac des Iles property.

MINERALIZATION - MINE BLOCK INTRUSION GEOLOGY

The Roby zone is a breccia zone, currently measuring 950 metres long, 815 metres wide and 1500 metres deep, and remains open at depth. Platinum group metal mineralization is associated with pyroxenite, gabbronorite and gabbro in areas that have been invaded and brecciated by copper-nickel-platinum group metal bearing melanogabbro, which also generated abundant pegmatitic gabbro. The ore typically contains from a trace to 5% pyrrhotite, chalcopyrite, pyrite and pentlandite. The platinum group metals include vysotskite, isomerticite, kotulskite, sperrylite, merenskyite and palladium arsenide. Similar breccia mineralization occurs at other locations within the intrusive complex.

The Roby zone contains two distinct types of mineralization separated by a zone of sheared and mineralized pyroxenite that trends north-northwest. North of the shear zone, the North Roby ore is hosted by varitextured gabbro and gabbronorite that strikes northeast and dips to the east-southeast variably at 45 to 60 degrees. This mineralization tends to be sulphide-poor. Southwest of the shear zone the breccia ore (the "Breccia Ore") is hosted by a heterolithic gabbro breccia with abundant pegmatitic and varitextured gabbro. From the pyroxenite contact, the grades diminish gradually to the west. This zone typically contains 2% to 5% sulphides. The pyroxenite is well mineralized and contains high grade ore associated with intense alteration. The Main High Grade Zone occurs at the eastern boundary of the central portion of the Roby Zone and extends below the economic limits of the Roby pit. This near vertical planar zone has a strike length exceeding 350 metres with thickness averaging 12 metres and is ideal for exploitation by underground mining. It is continuous to a depth of 675 metres where it is truncated and offset to the west by a fault. Below this fault, the Offset High Grade zone has been traced to a depth of 1,200 metres, over a strike length of 600 metres, and remains open down plunge and to a large degree down dip.

The Twilight zone lies 50 to 70 metres east of the east boundary of the Roby zone. The Baker zone is located one kilometre east of the Roby zone and the Creek Zone is located less than two kilometres from the Roby Zone.

EXPLORATION

In 2005, exploration drilling on the Offset High Grade Zone totalled 18,230 metres in 15 holes. The drilling was conducted Bradley Brothers Limited and supervised by employees of the Corporation. The Offset High Grade Zone has now been intersected over a 700 metre vertical height and approximately 600 metres along strike. Assays results from this program included: 136.70 metres at 5.56 grams per tonne palladium, 0.37 grams per tonne platinum, 0.34 grams per tonne gold, 0.09% copper, and 0.12% nickel from hole 05-016.

In late 2005 the Corporation engaged Roscoe Postle Associates Inc. ("RPA"), an independent geological mining engineering consulting firm, to carry out an updated resource estimate and scoping study on the Offset High Grade Zone.

Drill hole data were used to develop the resource model using Gemcom modeling software under the direction of Richard E. Routledge, M.Sc., P.Geol. of RPA an "Independent Qualified Person" in conjunction with Bruce W. Mackie, M.Sc., P. Geol. Vice President of Exploration, the designated Qualified Person for the project.

Tonnages were calculated using a bulk density of 2.89. Grade blocks were modeled at 10 metre by 10 metre by 10 metre blocks with inverse distance squared (ID2) with variable percentage block inclusion to accurately represent model volumes. The preliminary resource estimate used an incremental cut-off grade of 3.2 grams per tonne palladium equivalent. The mineral resource estimate for the Offset High Grade Zone is set out in the section entitled "Mineral Reserves and Mineral Resources".

Exploration for 2006 at Lac des Iles is expected to focus on resource development of the Offset High Grade Zone. Infill core drilling will be conducted on the Offset High Grade Zone to further define the inferred mineral resource. The drilling program is expected to commence in the second quarter of 2006. The Corporation will also continue grass roots exploration on recently acquired properties.

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The following contains forward-looking statements about the Corporation's mineral reserve and mineral resource estimates. Reference should be made to "Special Note Regarding Forward-Looking Statements" on page 3 and for a description of material factors that could cause the Corporation's actual results to differ materially from the forward-looking statements in the following, please see "Risk Factors" at page 28.

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

Graham G Clow, P. Eng., James W. Hendry, P. Eng., and Luke Evans, M.Sc., P. Eng. of Roscoe Postle Associates Inc., an independent geological mining engineering consulting firm, are Qualified Persons under NI 43-101. Messrs. Clow, Hendry and Evans prepared the open pit and underground reserve estimate.

Resources are in addition to reserves. Mineral reserves are presently defined on a palladium-only basis. The deposit is polymetallic by nature, with economically recoverable credits for platinum, gold, copper, nickel and cobalt. A significant portion of revenue is derived from palladium, averaging about 47% of revenues in 2005.

The reserve estimates are diluted and based upon a cut off grade of 1.1 grams and 4.5 grams of palladium per tonne for the open pit and the underground, respectively, assuming a long-term palladium metal price of US$275 per troy ounce and including by-product metal prices.

NOTE TO U.S. SHAREHOLDERS

The Corporation is required under Canadian law (National Instrument 43-101of the Canadian securities administrators) to report mineral reserves and resources using the classification system set out in the CIM standards. These guidelines establish definitions for the reporting of exploration information, mineral resources and mineral reserves in Canada. These definitions have not been adopted for use in the United States by the Securities and Exchange Commission (the "SEC").

The CIM definitions of proven and probable reserves are substantially similar to the definitions of proven and probable reserves as set out Industry Guide No. 7 under the U.S. Securities Act of 1933, as amended. In addition, Canadian law requires disclosure of mineral resources be classified as measured, indicated and inferred resources if such resources are material to the company. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized by Canadian securities administrators, they are not defined terms under the standards in the United States. As such, the information contained in this AIF (and in particular the sections entitled "Mineral Reserves" and "Mineral Resources") concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of the mineralization classified in these categories will ever be reclassified as reserves.

MINERAL RESERVES

The following table sets forth the estimated OPEN PIT reserves at the Lac des Iles Mine as at December 31, 2005:

   RESERVES       TONNES      PALLADIUM    PLATINUM       GOLD        COPPER      NICKEL      PALLADIUM    PLATINUM
                   (000)        (G/T)        (G/T)        (G/T)        (%)          (%)       (000 OZ.)    (000 OZ.)
----------------------------------------------------------------------------------------------------------------------
Proven             8,584        2.03         0.22         0.16         0.07        0.06            560           60
Probable           4,970        2.31         0.23         0.17         0.07        0.07            369           37
----------------------------------------------------------------------------------------------------------------------
Total             13,554        2.13         0.22         0.16         0.07        0.06            929           97
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

The following table sets forth the estimated UNDERGROUND reserves at the Lac des Iles Mine as at December 31, 2005:

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
======================================================================================================================

Notes:
1. CIM definitions for mineral reserves were used to estimate the Lac des Iles mineral reserves.
2. Mineral reserves are calculated at a cut-off grade of 1.1 grams and 4.5 grams of palladium per tonne for the open pit and for the underground respectively, assuming an average long-term palladium price of US$275 per ounce and includes by-product metal credits.
3.      Graham G Clow, P. Eng., James W. Hendry, P. Eng. and Luke Evans, M.Sc.,
        P. Eng. of Roscoe Postle Associates Inc., an independent geological mining engineering consulting firm, are qualified persons under NI 43-101. Messrs. Clow, Hendry and Evans prepared the open pit and underground reserve estimate.
4. As of December 31, 2004 the RGO Stockpile was classified as Proven Mineral Reserves. As of December 31, 2005 the RGO Stockpile is being classified as Measured Mineral Resources. At a grade of 0.97 grams per tonne palladium, it is below the current open pit cut-off grade of 1.1 grams per tonne palladium.
5. Approximately 5.0 million tonnes averaging 1.94 grams per tonne palladium was reclassified from Proven and Probable Mineral Reserves to Measured and Indicated Mineral Resources due to a change in the ultimate pit design. The ultimate pit design used in 2004 has been changed to an interim ultimate pit design that addresses south pit slope instability concerns. The Corporation is currently investigating alternative designs and expects to complete a final ultimate pit design later in 2006.

A basic dilution strategy is applied on a selective basis to the reserve model. Overall dilution is 16% on average, at a palladium grade of 1.1 gram per tonne. Mining recovery in all cases is assumed at 83 %.

See "Note to U.S. Shareholders".

MINERAL RESOURCES

The following table sets forth the estimated OPEN PIT resources at the Lac des Iles Mine as at December 31, 2005:

  RESOURCES       TONNES     PALLADIUM     PLATINUM      GOLD        COPPER      NICKEL      PALLADIUM    PLATINUM
                  (000)        (G/T)        (G/T)        (G/T)        (%)          (%)       (000 OZ.)    (000 OZ.)
---------------------------------------------------------------------------------------------------------------------
Measured          21,375        1.38         0.17        0.10         0.05        0.06          948          117
Indicated         7,626         1.86         0.21        0.13         0.06        0.05          456          51
---------------------------------------------------------------------------------------------------------------------
Total             29,001        1.51         0.18        0.11         0.05        0.06         1,404         168
=====================================================================================================================
Inferred           185          2.72         0.18        0.13         0.05        0.04          16            1
=====================================================================================================================

The following table sets forth the estimated UNDERGROUND resources at the Lac des Iles Mine as at December 31, 2005:

  RESOURCES       TONNES     PALLADIUM     PLATINUM      GOLD        COPPER      NICKEL      PALLADIUM    PLATINUM
                  (000)        (G/T)        (G/T)        (G/T)        (%)          (%)       (000 OZ.)    (000 OZ.)
---------------------------------------------------------------------------------------------------------------------
Indicated          333          7.46         0.42        0.37         0.08        0.08          80            4
=====================================================================================================================
Inferred            41          7.85         0.37        0.15         0.02        0.03          10            0
=====================================================================================================================

Notes:
1. CIM definitions for mineral resources were used to estimate the Lac des Iles mineral resources.
2. Resources are in addition to the reserves. Resources which are not reserves do not have demonstrated economic viability.
3. Mineral resources are calculated at a cut-off grade of 1.1 grams and 4.5 grams of palladium per tonne for the open pit and underground respectively, assuming an average long-term palladium price of US$275 per ounce and includes by-product metal credits.
4.      Graham G. Clow, P. Eng., James W. Hendry, P. Eng. and Luke Evans, M.Sc.,
        P. Eng. of Roscoe Postle Associates Inc., an independent geological mining engineering consulting firm, are qualified persons under NI 43-101. Messers. Clow, Hendry and Evans prepared the open pit and underground resource estimate.

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

The following table sets forth the estimated OFFSET HIGH GRADE ZONE resources at the Lac des Iles Mine as at December 31, 2005:

  RESOURCES       TONNES     PALLADIUM     PLATINUM      GOLD        COPPER      NICKEL      PALLADIUM    PLATINUM
                  (000)        (G/T)        (G/T)        (G/T)        (%)          (%)       (000 OZ.)    (000 OZ.)
---------------------------------------------------------------------------------------------------------------------
Inferred          14,590        5.24         0.36        0.35         0.10        0.12         2,455         170
=====================================================================================================================

Notes:
1. CIM definitions for mineral resources were used to estimate the Lac des Iles mineral resources.
2. Resources are in addition to the reserves. Resources which are not reserves do not have demonstrated economic viability.
3. Mineral resources are calculated at a cut-off grade of 3.2 grams of palladium per tonne for the Offset High Grade Zone, assuming an average long-term palladium price of US$275 per ounce and includes by-product metal credits.
4. Richard E. Routledge, M.Sc., P. Geol. of Roscoe Postle Associates Inc., an independent geological mining engineering consulting firm, is a qualified person under NI 43-101. Mr. Routledge prepared the Offset High Grade Zone resource estimate.

See "Note to U.S. Shareholders".

ENVIRONMENTAL MATTERS

The expansion of operations at the Lac des Iles Mine in 2000 and 2001 involved amending the then existing closure plan under the Ontario MINING ACT, which included an increase in the amount of financial assurance required by the Ministry of Northern Development and Mines ("MNDM"). The closure plan and financial assurance agreement was submitted to the MNDM in April 2001. Under this agreement, the Corporation will provide financial assurance of $7.8 million payable in installments of $100,000 per month over six years. As at December 31, 2005, the Corporation had approximately $7.2 million on deposit with the MNDM.

The Corporation has designed the expanded operations so as not to infringe on any navigable waters or fish habitat. Consequently, management believes no federal approvals or permits are required pursuant to either the NAVIGABLE WATERS PROTECTION ACT or the FISHERIES ACT. In addition, because federal approvals are not required, an environmental assessment under the Canadian ENVIRONMENTAL ASSESSMENT ACT should not be necessary. However, if production increases beyond 15,000 tonnes per day, federal permits may be necessary which would trigger an environmental assessment which may be in the form of a comprehensive study.

Permitting and approvals for the underground mine are minimal as the underground mine is an extension of the much larger and higher impact open pit operations. The current Land Use Permit was expanded by the Ministry of Natural Resources to accommodate the additional parking lot and camp facilities. The Corporation has submitted the following applications in connection with operations: notices of material change regarding the extension of the mine underground and the east waste dump were submitted to the MNDM; and an amendment to the Certificate of Approval (Air) for the secondary crusher and underground operations were submitted and approved by the Ministry of the Environment.

The amendment to the closure plan for the extension of the mine underground was submitted to the MNDM on December 7, 2005. The closure costs for the combined open pit and underground mine were reviewed by an independent engineering firm which determined that the estimate of $7.8 million is sufficient.

OTHER PROPERTIES

In 2005, the Corporation continued to pursue properties beyond the Lac des Iles Mine, with a focus on those with established base and platinum group metals resources.

HAINES-CONACHER PROPERTIES

The Corporation continued its exploration activities on the Haines and Conacher properties, which are the subject of an option joint venture agreement with Inco, located approximately 80 kilometres southwest of Thunder Bay and are contiguous with the Corporation's Haines property.

The Haines and Conacher properties surround Inco's former Shebandowan mine. In order to earn a 60% interest in the property the Corporation must make cash payments of $100,000 and incur exploration expenditures of $2,000,000 on or before December 3, 2007. To date, the Corporation has spent $575,000 on exploration on the property and made payments of $75,000. Inco retains the right to increase its interest from 40% to 60%, exercisable in the event that a feasibility study on the property defines a significant nickel deposit, by funding the feasibility study implementation costs equal to 200% of the Corporation's total expenditures.

The Corporation's had options on two properties in the Shebandowan Lake area but results of the exploration work conducted on these properties in 2005 did not warrant further exploration. In addition, the Legris Lake Option which is adjacent to the Lac des Iles Mine was similarly terminated due to lack of encouraging results.

SHAKESPEARE PROPERTY

In July 2005 the Corporation and Ursa Major Minerals Corporation executed a definitive option joint venture agreement to evaluate and explore a nickel, copper and PGE property known as the Shakespeare property located 120 kilometres west of the city of Sudbury. The property is hosted within the Nipissing aged Shakespeare Intrusive.

The Corporation can acquire a 60% undivided interest in URSA's interest in the Shakespeare property and become the operator by making payments aggregating $1.5 million to URSA, making a product decision and securing the project financing for commercial production. The $1.5 million was used for expenditures incurred in connection with the Shakespeare feasibility program that was completed in early 2006. The Corporation is currently reviewing the Shakespeare feasibility study.

ARCTIC PLATINUM PROJECT

On March 24, 2006, the Corporation entered into an agreement (the "Acquisition Agreement") with Gold Fields Exploration B.V. ("GFBV") and Gold Fields Finland Oy ("GFF") providing for the acquisition by the Corporation of approximately 50% of GFF and in certain circumstances a 60% interest in GFF and settled the terms of a shareholders agreement (the "Shareholders Agreement") under which the Corporation and GFBV will hold their shares GFF if the Corporation acquires an interest in GFF. The Corporation will be the project operator. GFF owns platinum group metal properties in Finland known as the Arctic Platinum Project ("APP"). During the option period the Corporation will further explore and develop a mining operation at the APP.

In order to exercise the option, on or before August 31, 2008 the Corporation must: (i) complete a re-scoping and exploration program; (ii) complete a feasibility study; (iii) make a production decision and prepare the initial formal development proposal and associated budget based on the feasibility study; (iv) incur expenditures of US$12.5 million on the APP; and (v) issue 7,381,636 Common Shares to GFBV in order to earn a 50% interest (9,227,033 Common Shares for a 60% interest). The Corporation will advance the earn-in expenditures to the APP through North American Palladium Finland Oy, its wholly-owned subsidiary.

The APP covers several advanced stage exploration properties including the Konttijarvi and Ahmavaara open pit projects, together known as the Suhanko Project that were the subject of a feasibility study (the "2005 Feasibility Study") completed by Gold Fields in 2005. The exploration target at Suhanko is for bulk tonnage, disseminated to locally semi massive base metals and platinum group elements occurring near the base of the Konttijarvi-Suhanko Intrusive.

The APP also includes the nearby Narkaus and the Penikat Projects both of which host significant platinum group and base metal mineralization.

For 2006 the Corporation plans to re-evaluate the Suhanko Project at a higher cut-off value than what was used in the 2005 Feasibility Study. In 2006 the Corporation also intends to begin drilling selected targets within the Narkaus and Penikat Projects as well as commence preliminary mineralogical and metallurgical test work. Drilling is expected to continue through the first half of 2006 after which mineral resources will be calculated to be incorporated into the larger re-coping study currently scheduled to be completed in early to mid 2007.

                                   DIVIDENDS

The Corporation has not paid any dividends to date on its Common Shares. In addition, the payment of dividends on the Common Shares is restricted under the Corporation's credit facility with Kaiser-Francis and under the terms of the Securities Purchase Agreement (see "Financing"). Accordingly, it is not anticipated that the Corporation will pay any dividends on its Common Shares in the near future. The actual timing, payment and amount of any dividends will be determined by the board of directors from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the board of directors may consider relevant.

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

The following table sets out the reported high and low closing prices and aggregate trading volume of the common shares on the TSX for the periods indicated:

                                                         TSX
                                        ---------------------------------------
                                            HIGH          LOW        VOLUME
                                        ---------------------------------------
2005
   January                                   10.06         9.05        758,994
   February                                  10.59         8.90      1,044,894
   March                                     10.79         8.78        958,482
   April                                      9.25         6.47        798,827
   May                                        7.25         4.92        909,712
   June                                       6.70         5.62        887,656
   July                                       6.15         5.02        895,659
   August                                     7.10         5.24        756,233
   September                                  6.57         5.60        470,473
   October                                    7.75         5.24      1,133,399
   November                                  10.50         7.13      2,317,006
   December                                  11.50         8.72      1,768,753
2006
   January                                   13.00         9.70      1,505,791
   February                                  14.60        10.90      2,140,121
   March 1 - March 29                        14.24        10.82      1,705,237

No unlisted securities were issued by the Corporation during the year ended December 31, 2005. On March 29, 2006, the Corporation issued convertible notes in the aggregate principal amount of US$35 million and 1,436,782 common share purchase warrants (see "Financing - March 2006 Private Placement")

                        DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the directors and executive officers of the Corporation.

----------------------------------------------- ------------------------------------- ------------------------------
       NAME, RESIDENCE AND POSITION(S)
          HELD WITH THE CORPORATION                     PRINCIPAL OCCUPATION                 DIRECTOR SINCE
----------------------------------------------- ------------------------------------- ------------------------------
 Michael P. Amsden, P.Eng. (1) (4)               Retired senior mining executive       April 1995
 Director
 Oakville, Ontario, Canada
----------------------------------------------- ------------------------------------- ------------------------------
 Steven R. Berlin, C.P.A.(1) (2)(3)              Part-time Consultant                  February 2001
 Director
 Tulsa, Oklahoma, USA
----------------------------------------------- ------------------------------------- ------------------------------
 C. David A. Comba                               Graduate geologist and retired        March 2006
 Director                                        executive
 Toronto, Ontario, Canada
----------------------------------------------- ------------------------------------- ------------------------------
 Andre J. Douchane(4)                            Consultant                            April 2003
 Chairman
 Toronto, Ontario, Canada
----------------------------------------------- ------------------------------------- ------------------------------

----------------------------------------------- ------------------------------------- ------------------------------
       NAME, RESIDENCE AND POSITION(S)
          HELD WITH THE CORPORATION                     PRINCIPAL OCCUPATION                 DIRECTOR SINCE
----------------------------------------------- ------------------------------------- ------------------------------
 Louis J. Fox, Esquire(2)(3)                     Private Businessman                   June 2000
 Director
 Fort Lauderdale, Florida, USA
----------------------------------------------- ------------------------------------- ------------------------------
 Gregory J. Van Staveren, C.A., C.P.A.(1)(3)     Strategic Financial Consultant        February 2003
 Director
 Toronto, Ontario, Canada
----------------------------------------------- ------------------------------------- ------------------------------
 James D. Excell                                 Officer of the Corporation                          -
 President and Chief Executive Officer
 Kelowna, British Columbia, Canada
----------------------------------------------- ------------------------------------- ------------------------------
 Ian M. MacNeily, C.A.                           Officer of the Corporation                          -
 Vice President Finance and Chief Financial
 Officer
 Toronto, Ontario, Canada
----------------------------------------------- ------------------------------------- ------------------------------
 Raymond J. Mason, B.Sc.                         Officer of the Corporation                          -
 General Manager
 Thunder Bay, Ontario, Canada
----------------------------------------------- ------------------------------------- ------------------------------
 Bruce W. Mackie, P.Geo.                         Officer of the Corporation                          -
 Vice President, Exploration and Corporate
 Development
 Oakville, Ontario, Canada
----------------------------------------------- ------------------------------------- ------------------------------
 Michael C. Thompson, F.C.C.A.                   Officer of the Corporation                          -
 Manager Administration and Senior Controller
 Thunder Bay, Ontario, Canada
----------------------------------------------- ------------------------------------- ------------------------------
 Mary D. Batoff, LL.B.                           Officer of the Corporation                          -
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

Each director or officer listed above has held the same principal occupation during the past five years except as described below:

Mr. Berlin, prior to January 2006, was a Vice President of Kaiser-Francis Oil Company ("Kaiser-Francis"), the Corporation's principal shareholder. Prior to January 30, 2004, he was also Chief Financial Officer and Treasurer of PetroCorp Incorporated, an oil and natural gas company. Mr. Berlin is the nominee of Kaiser-Francis, the Corporation's principal shareholder, which has advised the Corporation that it intends to vote the Common Shares which it owns in favour of his re-election as a director at the 2006 annual meeting of shareholders.

Mr. Comba, prior to May 2005, was an industry assoication executive

Mr. Douchane, prior to January 2006, was President and Chief Executive Officer of the Corporation and prior to April 2002 was President of Management Inc., a management consulting firm. Prior to April 2002, he was President and Chief Operating Officer of Chief Consolidated Mining Co., a mineral resources company and prior to June 2001 he was Vice-President Operations of Franco-Nevada Mining Corporation Limited., a mining and metals royalty company.

Mr. Van Staveren, prior to September 2001, was Vice President Finance and Chief Financial Officer of Martinrea International (formerly Royal Laser Tech Corporation), an automotive parts manufacturer.

Mr. Excell, prior to December 31, 2005, was President Narego Solutions Inc. a consulting company that provides strategic planning services to junior mining companies and prior to January 2004, was President and Chief Operating Officer of EKATI Diamond Mine, operated by BHP Billiton Diamonds Inc. BHP Billiton Diamonds Inc., a diamond mining company, is part of the BHP Billiton Group, a diversified resource company.

Mr. MacNeily, prior to December 2005, was the Chief Financial Officer of Tiomin Resources Inc., a natural resource company.

Mr. Mason was resident manager of Wabush Mines, Labrador prior to July 2001.

Mr. Mackie was an independent consultant providing services to junior mining companies prior to February 2004. Prior to 2002 he was the senior geologist/analyst for Battle Mountain Canada Ltd., a gold and silver mining company.

Ms. Batoff was a consultant prior to November 2004, serving as legal counsel and corporate secretary to certain public companies, including the Corporation, in the mining and mineral exploration sector.

The number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and senior officers of the Corporation is 37,840, less than 1% of the common shares issued and outstanding.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Mr. Steven R. Berlin was a director of Ozark Airlines, Inc., doing business as Great Plains Airlines, Inc. ("Great Plains"), which filed a voluntary Bankruptcy Petition under Chapter 11 of the United States Bankruptcy Code in an Oklahoma court on January 23, 2003. Mr. Berlin resigned from the board of directors of Ozark Airlines on December 14, 2004. Ozark Airlines filed a motion to convert the bankruptcy to Chapter 7, which was granted by the Court on March 11, 2005.

CONFLICTS OF INTEREST

There are potential conflicts to which the directors of the Corporation are subject in connection with the business and operations of the Corporation. The individuals concerned are governed in any conflicts or potential conflicts by applicable law. As of the date hereof, the following directors and officers of the Corporation hold positions with other companies that explore for or produce platinum group metals or have other business interests which may potentially conflict with the interests of the Corporation.

Mr. Comba is a director of First Nickel Inc., a company listed on the Toronto Stock Exchange, which operates the Lockerby Mine in Sudbury, Ontartio, a nickel, copper and cobalt producer with platinum group credits. First Nickel Inc. is actively exploring for nickel deposits in Sudbury and Timmins, Ontario.

Mr. Berlin is the nominee of Kaiser-Francis, the Corporation's principal shareholder, on the board of directors of the Corporation. Kaiser-Francis is also a lender to the Corporation (see "Financings").

                                LEGAL PROCEEDINGS

The Corporation, along with J. Patrick Sheridan, Minerales De Copan and two other individuals, are defendants in an action brought by Cambridge Resources Corp. ("Cambridge"), in the Superior Court of Justice (Ontario). In its amended statement of claim dated September 27, 1991 Cambridge claims damages in the amount of $20 million, punitive and exemplary damages in the amount of $5 million, a declaration that the defendants hold any interest in an unidentified mining concession located in Honduras, about forty miles southeast of Tegucigalpa (defined therein as the "Mining Property") on constructive trust for Cambridge, a mandatory order requiring the defendants to deliver up all proceeds, equity interest, security or debenture interest in whatever form relating to the Mining Property, pre-judgment and post-judgment interest and costs. The Corporation filed a statement of defense dated February 7, 1992 which states, among other things, that the Mining Property was previously known to one of the individual defendants to be of insufficient quality to merit commercial development and that, accordingly, the Corporation had declined to proceed any further with the investigation or purchase of the Mining Property. Partial discoveries of certain of the parties were conducted on October 6, 7 and 8, 1993. There have been no further proceedings in the action. This action has been dormant for 10 years. No provision in the financial statements has been made in respect of any possible loss from the action as management believes that the Corporation has a valid defense and the Sheridan Group has indemnified the Corporation.

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

           INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below, no director, executive officer, shareholder owning, directly or indirectly, or exercising control or direction over, 10% or more of the voting securities of the Corporation or any associate or affiliate of any of the foregoing has or had a material interest, direct or indirect in any transaction since January 1, 2003 that has materially affected or will materially affect the Corporation.

In November 1999, the Corporation entered into a services agreement with Mr. Fox pursuant to which Mr. Fox was engaged to provide services in connection with the negotiation of palladium end-user supply contracts, project capital financing, smelting and refining agreements, metals price forecasting and marketing other metals. The services agreement was negotiated at arms-length prior to Mr. Fox becoming a director of the Corporation and was terminated in March 2001. During 2005, 2004 and 2003 Mr. Fox received payments of $218,000, $581,000 and
$400,000, respectively, pursuant to the agreement which were non-discretionary in nature. The payments terminated on June 30, 2005 with the expiry of the Palladium Sales Contract.

See "Financings - March 2006 Private Placement" for a description of Kaiser-Francis interest in the transaction.

                                 TRANSFER AGENT

Computershare Investor Services Inc. is the registrar and transfer agent of the Common Shares in Toronto, Canada and Computershare Trust Company, Inc. is the registrar and co-transfer agent for the Common Shares in the Golden, Colorado, United States.

                               MATERIAL CONTRACTS

The Senior Credit Facility, the Kaiser-Francis credit facility, and the Securities Purchase Agreement described in the section titled "Financings", and the Acquisition Agreement described in "Mineral Properties - Other Properties" are the only contracts that are material to the Corporation and are still in effect.

                              INTERESTS OF EXPERTS

RPA was engaged to prepare the mineral reserve and resource estimate for the open pit and underground mine and the mineral resource estimate for the Offset High Grade Zone as at December 31, 2005. None of Messrs. Clow, Hendry, Evans and Routledge and RPA owned securities of the Corporation when the services were provided and no securities of the Corporation were issued to Messrs. Clow, Hendry, Evans and Routledge or to RPA as compensation for their services in connection with the mineral reserve and resource estimates.

KPMG LLP, the external auditors of the Corporation, prepared the "Auditor's Report to the Shareholders of North American Palladium Ltd." with respect to the consolidated financial statements of the Corporation as at December 31, 2004 and December 31, 2005 and for the years then ended. KPMG LLP is independent in accordance with the auditors' rules of professional conduct of Ontario, and has complied with the Securities and Exchange Commission's rules on auditor independence.

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

This AIF contains reserve estimates as at December 31, 2005 based on exploration to that date. The Corporation conducts exploration programs at and surrounding the Lac des Iles Mine with the objective of increasing reserves. Mineral exploration involves significant risks over a substantial period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Even if the Corporation discovers a valuable deposit of minerals, it may be several years before production is possible and during that time it may become economically unfeasible to produce those minerals. There is no assurance that current or future exploration programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves at the Lac des Iles Mine. In the event that new reserves are not discovered, the Corporation may not be able to sustain production beyond 2010.

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

The Corporation has a smelter agreement and Falconbridge which provide for the smelting and refining of the principal metals contained in the concentrates produced at Lac des Iles Mine. The existing agreement with Falconbridge expires on September 30, 2006. The agreement with Falconbridge can be terminated in certain circumstances, such as default of performance. The inability to renew this agreement under similar terms or the termination of the Falconbridge agreement could have a material adverse affect on the Corporation's financial performance and results of operations until such time as alternative smelting and refining arrangements can be made or alternative purchasers of the Corporation's concentrates can be found.

THE CORPORATION'S VULNERABILITY TO CHANGES IN METAL PRICES MAY CAUSE ITS SHARE PRICE TO BE VOLATILE AND MAY AFFECT THE CORPORATION'S OPERATIONS AND FINANCIAL RESULTS..

The Corporation's primary source of revenue is the sale of palladium. In fiscal 2005, sales of palladium accounted for approximately 47% of the Corporation's revenues. Historically, changes in the market price of palladium have significantly impacted the Corporation's profitability and share price. The financial results are very sensitive to external economic criteria related to the palladium price. A major risk will arise if there is a significant weakening of the U.S. dollar combined with a prolonged period of lower palladium prices. Many factors beyond the Corporation's control influence the market price of palladium. These factors include:

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

THE CORPORATION'S COLLECTIVE AGREEMENT WITH ITS EMPLOYEES EXPIRED IN MARCH 2006 AND THE INABILITY TO RENEW THE COLLECTIVE AGREEMENT ON SIMILAR TERMS COULD HAVE A MATERIAL ADVERSE AFFECT ON THE CORPORATION.

The Corporation's collective agreement with the United Steel Workers of America, the union representing the employees at the Lac des Iles Mine (other than employees at or above the rank of foreman, safety co-ordinator, surveyors, dispatchers, technical staff and office, clerical and security personnel), expired in March 2006. The inability to renew the agreement on similar terms could have a material adverse affect on the Corporation, including the affect of work stoppages or strikes on the results of operations and financial performance of the Corporation.

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

The Corporation will be responsible for all costs of closure and reclamation at the Lac des Iles Mine. Under applicable environmental legislation, the Corporation was required to establish a trust fund to prepare for closure and reclamation. The current amended mine closure plan requires $7.8 million for clean-up and restoration of the mine site. The trust fund, maintained by the Ontario Ministry of Northern Development and Mines, is designed to collect $7.8 million through instalments of $100,000 per month. The money in the trust fund will become available to the Corporation when the mine closure is completed. At December 31, 2005, approximately $7.2 million was on deposit in the trust fund. Development of the underground mine as planned will require an amendment to the existing closure plan and will result in an increase in the amount of financial assurance required by the Ontario Ministry of Northern Development and Mines. The actual amount needed for the closure of the Lac des Iles Mine may be materially more than the original estimate. Recent changes in the Province of Ontario mining regulations may require the Corporation to provide a letter of credit or other financial instrument as security for the closure of the Lac des Iles Mine.

CHANGES IN ENVIRONMENTAL LEGISLATION COULD INCREASE THE COSTS OF COMPLYING WITH APPLICABLE REGULATIONS AND REDUCE LEVELS OF PRODUCTION.

Changes in environmental laws, new information on existing environmental conditions or other events may increase future compliance expenditures or otherwise have a negative effect on the Corporation's financial condition and results of operations. In addition to existing requirements, it is expected that other environmental regulations will likely be implemented in the future with the objective of further protecting human health and the environment. Some of the issues currently under review by environmental agencies include reducing or stabilizing air emissions, mine reclamation and restoration, and water quality. Other changes in environmental legislation could have a negative effect on production levels, product demand, product quality and methods of production and distribution. The complexity and breadth of these issues make it difficult for the Corporation to predict their impact. The Corporation anticipates capital expenditures and operating expenses will increase as a result of compliance with the introduction of new and more stringent environmental regulations. Failure to comply with environmental legislation may result in the issuance of clean up orders, imposition of penalties, liability for related damages and the loss of operating permits. The Corporation cannot give assurances that it will at all future times be in compliance with all federal and provincial environmental regulations or that steps to bring the Corporation into compliance would not have a negative effect on its financial condition and results of operations.

COMPLIANCE WITH CURRENT AND FUTURE GOVERNMENT REGULATIONS MAY CAUSE THE CORPORATION TO INCUR SIGNIFICANT COSTS AND SLOW ITS GROWTH.

The Corporation's activities are subject to extensive Canadian federal and provincial laws and regulations governing matters relating to mine safety, occupational health, labor standards, prospecting, exploration, production, exports and taxes. Compliance with these and other laws and regulations could require the Corporation to make significant capital outlays which may slow its growth by diverting its financial resources. The enactment of new adverse regulations or regulatory requirements or more stringent enforcement of current regulations or regulatory requirements may increase costs, which could have a harmful effect on the Corporation. The Corporation cannot give assurances that it will be able to adapt to these regulatory developments on a timely or cost effective basis. Violations of these regulations and regulatory requirements could lead to substantial fines, penalties or other sanctions.

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

The Corporation is dependent upon the services of a small number of members of senior management including James D. Excell, the President and Chief Executive Officer, and Ian M. MacNeily, the Chief Financial Officer. The Corporation's current mining operations, its successful development of the underground mine and its future prospects depends on the experience and knowledge of these individuals. The loss of one or more of these individuals could have a material adverse affect on the Corporation's mining operations.

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

To the best of the Corporation's knowledge, Kaiser-Francis, a privately-held oil and gas company based in Tulsa, Oklahoma, owns common shares, representing approximately 50% of the total number of common shares outstanding. Kaiser-Francis therefore has the ability to direct the affairs and business of the Corporation. This concentration of ownership may have the effect of delaying or preventing a change in control of the Corporation, which may deprive the Corporation's shareholders of a control premium that might otherwise be realized in connection with an acquisition of the Corporation.

THE CORPORATION'S HEDGING ACTIVITIES OR ITS DECISION NOT TO HEDGE COULD EXPOSE IT TO LOSSES.

From time to time, the Corporation may engage in hedging activities in connection with the metals it produces, such as forward sales contracts and commodity put and call option contracts, to partially offset the risk of declines in metal prices on its operating results. While these hedging activities may protect the Corporation against low metal prices, they may also limit the price it can receive on hedged products. As a result, the Corporation may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract. In addition, the Corporation may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.

                           AUDIT COMMITTEE INFORMATION

AUDIT COMMITTEE CHARTER

The Audit Committee charter is set out below.

COMPOSITION OF THE AUDIT COMMITTEE

The Committee is comprised of Gregory J. Van Staveren (Chairman), Steven R. Berlin and Michael P. Amsden. Mr. James Excell was a member of the Audit Committee until December 31, 2005 when he resigned from the board of directors of the Corporation to take the position of President and Chief Executive Officer of the Corporation. Messrs. Van Staveren and Amsden are independent as such term is defined in Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"). Mr. Excell during his tenure as a director was independent as such term is defined in MI 52-110 - Audit Committees. Prior to January 1, 2006, Mr. Berlin was an executive officer of the principal shareholder of the Corporation and is not considered independent by virtue of such relationship. Mr. Berlin was a non-voting member of the Audit Committee from May 25, 2005, the date of the Corporation's annual shareholder meeting, until the vacancy arose from Mr. Excell's resignation. Mr. Berlin was appointed a voting member of the Audit Committee as permitted by section 3.5 of MI 52-110 and may remain a voting member of the Audit Committee until the next annual meeting of shareholders. Mr. Berlin is a certified public accountant and has considerable experience in finance and accounting. The board of directors determined that it was in the best interests of shareholders to appoint Mr. Berlin to the Audit Committee.

RELEVANT EDUCATION AND EXPERIENCE

Each of the members of the Committee is financially literate. Each of Mr. Van Staveren and Mr. Berlin satisfies the criteria required for the financial expert and Mr. Van Staveren is designated as the audit committee financial expert. Mr. Van Staveren is a chartered accountant and a certified public accountant. He was Chief Financial Officer of Martinrea International Inc. an automotive parts manufacturer from February 1998 to September 2001 and currently provides strategic financial services to companies. Prior to February 1998, Mr. Van Staveren was a partner with KPMG LLP.

Mr. Berlin is a certified public accountant and, prior to January 1, 2006, was a Vice President of Kaiser-Francis and prior to December 2004 was Co-Chief Financial Officer of Kaiser-Francis. Mr. Berlin also served as Chief Financial Officer and Treasurer of PetroCorp Incorporated, an oil and gas company prior to January 2004.

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

Mr. Excell also has extensive management experience serving three decades with BHP Billiton, including President and Chief Operating Officer of BHP Billiton Diamonds Inc.

RELIANCE ON CERTAIN EXEMPTIONS

As noted above, the Corporation is relying on the exemption contained in section
3.5 (DEATH, DISABILITY OR RESIGNATION OF AUDIT COMMITTEE MEMBER) of MI 52-110 in connection with Mr. Berlin's current membership on the Audit Committee.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

All audit and non-audit services performed by the Corporation's external auditors are pre-approved by the Audit Committee.

EXTERNAL AUDITOR SERVICE FEES

AUDIT FEES

The aggregate fees billed by KPMG LLP ("KMPG"), the Corporation's external auditors for the fiscal years ended December 31, 2004 and 2005, for professional services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for that year were $210,000 and $329,640, respectively.

AUDIT-RELATED FEES

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2004 and 2005 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements engagements for that year were $nil and $30,820, respectively.

TAX FEES

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2004 and 2005 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $79,000 and $12,075, respectively. Tax services provided included preparation of corporate tax returns and review of tax provisions.

ALL OTHER FEES

Other products and services provided included accounting support. The aggregate fees billed by KPMG for the fiscal years ended December 31, 2004 and 2005 for products and services provided by KPMG, other than the services reported in the preceding three paragraphs, were $nil and $nil, respectively.

                             ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation's management proxy circular. As well, additional financial information is provided in the Corporation's annual financials statements for the year ended December 31, 2005 and management's discussion and analysis of operations and financial results.

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

"FLOTATION CIRCUIT" means a series of flotation tanks or cells which recover metal by means of flotation. Flotation is a milling process by which some mineral particles are induced to float and others to sink. The valuable minerals are thereby concentrated and separated from the worthless waste.

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

                                                                  DOCUMENT NO. 2

MANAGEMENT'S RESPONSIBILITY


The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles
(GAAP). Financial statements include certain amounts based on estimates and judgments. When an alternative method exists under Canadian GAAP, management has chosen that which it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with Canadian generally accepted accounting principles. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company's assets are appropriately accounted for and adequately safeguarded and that the financial information is relevant and reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management's discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management's discussion and analysis, the external auditors' report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.


/s/ James D. Excell                             /s/ Ian M. MacNeily
-------------------                             -------------------
James D. Excell                                 Ian M. MacNeily
PRESIDENT AND                                   VICE PRESIDENT, FINANCE AND
CHIEF EXECUTIVE OFFICER                         CHIEF FINANCIAL OFFICER


Toronto, Canada
March 29, 2006

AUDITORS' REPORT


TO THE SHAREHOLDERS OF NORTH AMERICAN PALLADIUM LTD.

We have audited the consolidated balance sheets of North American Palladium Ltd. as at December 31, 2005 and 2004 and the consolidated statements of earnings
(loss) and deficit and cash flows for each of the years in the two-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at and for the year ended December 31, 2003, were audited by another firm of chartered accountants, who expressed an opinion without reservation on those statements in their auditors' report dated February 20, 2004.




/s/ KPMG LLP
------------
KPMG LLP
CHARTERED ACCOUNTANTS


Toronto, Canada,
March 29, 2006.


North American Palladium Ltd.                                               {13}

Auditors' Report

TO THE SHAREHOLDERS OF NORTH AMERICAN PALLADIUM LTD.

We have audited the consolidated statements of earnings and deficit and cash flows of North American Palladium Ltd. for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP

Chartered Accountants


Toronto, Canada
February 20, 2004


CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)


----------------------------------------------------------------------------------------------------------
December 31                                                                       2005              2004
----------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                  $    15,031       $    65,755
Concentrate awaiting settlement, net - NOTE 3                                   37,453            68,259
Inventories - NOTE 4                                                             8,599             8,954
Crushed and broken ore stockpiles                                                7,267             9,256
Other assets                                                                     2,344             1,615
----------------------------------------------------------------------------------------------------------
                                                                                70,694           153,839

Mining interests, net - NOTE 5                                                 159,523           136,009
Mine restoration deposit - NOTE 7                                                7,247             5,973
Crushed and broken ore stockpiles                                                  239             1,379
Deferred financing costs - NOTE 6                                                  654               697
----------------------------------------------------------------------------------------------------------
                                                                           $   238,357       $   297,897
----------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                   $    16,392       $    20,231
Taxes payable                                                                      386               521
Current portion of obligations under capital leases - NOTE 8                     2,323             1,481
Current portion of long-term debt - NOTE 9                                       6,664             6,815
Kaiser-Francis credit facility - NOTE 10                                        13,407                --
----------------------------------------------------------------------------------------------------------
                                                                                39,172            29,048

Mine restoration obligation                                                      7,894             7,592
Obligations under capital leases - NOTE 8                                        6,218             3,182
Long-term debt - NOTE 9                                                         17,660            24,851
Kaiser-Francis credit facility - NOTE 10                                            --            13,842
Future mining tax liability - NOTE 17                                              202             1,549
----------------------------------------------------------------------------------------------------------
                                                                                71,146            80,064

SHAREHOLDERS' EQUITY
Capital stock - NOTE 12                                                        325,592           322,904
Contributed surplus                                                                874               573
Deficit                                                                       (159,255)         (105,644)
----------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                     167,211           217,833
----------------------------------------------------------------------------------------------------------
                                                                           $   238,357       $   297,897
==========================================================================================================

Commitments - NOTES 1, 14 Contingencies - NOTE 16, Subsequent Events - NOTE 20 SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


On behalf of the Board:


/s/ Andre J. Douchane                           /s/ Greg Van Staveren
---------------------                           ---------------------
Andre J. Douchane                               Greg Van Staveren
DIRECTOR                                        DIRECTOR

{14}


CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND DEFICIT
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)


----------------------------------------------------------------------------------------------------------------------
Year ended December 31                                                        2005            2004              2003
----------------------------------------------------------------------------------------------------------------------
REVENUE FROM METAL SALES - NOTE 15                                     $    92,606     $   185,204      $    192,141

OPERATING EXPENSES
Production costs, excluding amortization and asset retirement costs         99,322         102,936           103,654
Smelter treatment, refining and freight costs - NOTE 1                      15,777          23,602            19,048
Insurance recovery - NOTE 16(b)                                                 --          (7,148)               --
Amortization - NOTE 5(b)                                                    18,340          36,710            28,590
Administrative                                                               6,616           5,557             3,788
Exploration expense                                                          7,927           2,479             1,942
Loss on disposal of capital assets                                              --             277               788
Asset retirement costs                                                         476             905               921
Write-down of mining interests - NOTE 5(c)                                      --         108,000             2,315
----------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                   148,458         273,318           161,046
----------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM MINING OPERATIONS                                       (55,852)        (88,114)           31,095
----------------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSES)
Interest on long-term debt - NOTES 9 AND 10                                 (2,509)         (1,756)           (3,158)
Write off of deferred financing costs                                           --            (788)               --
Foreign exchange gain (loss)                                                   268            (340)           18,138
Interest income                                                              1,641             494               474
Derivative income                                                               --             213                --
Interest expense                                                               (41)            (29)              (17)
----------------------------------------------------------------------------------------------------------------------
Total other income (expenses)                                                 (641)         (2,206)           15,437
----------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                                          (56,493)        (90,320)           46,532
Provision for income taxes - NOTE 17                                        (2,882)          1,790             8,154
----------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS) FOR THE YEAR                                             (53,611)        (92,110)           38,378
Deficit, beginning of year                                                (105,644)        (13,534)          (51,912)
----------------------------------------------------------------------------------------------------------------------
Deficit, end of year                                                   $  (159,255)    $  (105,644)     $    (13,534)
----------------------------------------------------------------------------------------------------------------------


Net income (loss) per share
        Basic                                                          $     (1.03)    $     (1.79)     $      0.76
----------------------------------------------------------------------------------------------------------------------
        Diluted - NOTE 12(b)                                           $     (1.03)    $     (1.79)     $      0.75
----------------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding - basic                   52,006,548      51,379,542       50,763,566
----------------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding - diluted - NOTE 12(b)    52,006,548      51,379,542       50,832,904
======================================================================================================================
SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

North American Palladium Ltd.                                               {15}


CONSOLIDATED STATEMENTS OF CASH FLOWS
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

----------------------------------------------------------------------------------------------------------------------
Year ended December 31                                                        2005            2004              2003
----------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
OPERATIONS
Net income (loss) for the year                                         $   (53,611)    $   (92,110)     $     38,378
Operating items not involving cash
   Future income tax expense - NOTE 17                                      (3,286)            643             7,392
   Amortization                                                             18,340          36,710            28,590
   Accrued interest on mine closure deposit                                    (74)            (40)              (63)
   Unrealized foreign exchange gain                                         (1,433)         (3,687)          (18,519)
   Provision for asset retirement costs                                        476             905               921
   Write off of deferred financing costs                                        --             788                --
   Write-down of mining interests                                               --         108,000             2,315
   Loss on disposal of capital assets                                           --             277               788
   Stock based compensation                                                    588             573                --
----------------------------------------------------------------------------------------------------------------------
                                                                           (39,000)         52,059            59,802
Changes in non-cash working capital - NOTE 18(a)                            29,587          29,731            (5,235)
----------------------------------------------------------------------------------------------------------------------
                                                                            (9,413)         81,790            54,567
----------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of long-term debt                                                 (6,798)        (44,290)          (45,134)
Issuance of common shares                                                    4,340           9,415             1,506
Mine restoration deposit                                                    (1,200)         (1,200)           (1,200)
Repayment of obligations under capital leases                               (2,253)         (1,751)           (1,046)
Deferred financing costs                                                        --            (504)               --
Increase in long-term debt                                                      --          36,809                --
----------------------------------------------------------------------------------------------------------------------
                                                                            (5,911)         (1,521)          (45,874)
----------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to mining interests                                              (35,415)        (28,728)          (11,707)
Proceeds on disposal of mining interests                                        15             451               114
Restricted cash equivalents                                                     --           1,813             3,314
----------------------------------------------------------------------------------------------------------------------
                                                                           (35,400)        (26,464)           (8,279)
----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                           (50,724)         53,805               414
Cash and cash equivalents, beginning of year                                65,755          11,950            11,536
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                 $    15,031     $    65,755      $     11,950
======================================================================================================================
Supplementary information - NOTE 18(b) AND (c)
SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


{16}

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)


NOTE 1.
NATURE OF OPERATIONS
North American Palladium Ltd. ("NAP" or "the Company") is a Canadian company in the business of exploring and mining Platinum Group Metals ("PGMs") and certain base and precious metals. Its principal asset is the Lac des Iles mine located in the Thunder Bay District in Ontario. The Company also has a number of base metal exploration projects located in Canada and an advanced PGM exploration project located in Finland in which it is earning an interest in under an executed letter of intent to form a joint venture agreement. The Company operates in one operating segment, mining.

The Company's financial position and operating results are directly affected by the market price of the PGMs in relation to the Company's production costs. The prices of PGMs (palladium, platinum) and by-product metals (gold, copper and nickel) fluctuate widely and are affected by numerous factors beyond the Company's control.

During 2000, the Company entered into a long-term palladium sales agreement with a major automotive manufacturer for the sale of all of its palladium production for deliveries of metal up to June 30, 2005 (note 14(a)). Commencing with the first quarter of 2005, palladium production which was available for delivery after June 30, 2005 was not subject to the palladium sales agreement under which the Company's palladium sales had a floor price of US$325 per ounce. In 2005, the Company's revenue included only 6,403 ounces of palladium sold under this palladium sales contract floor price. For palladium delivered after June 30, 2005, the Company entered into palladium sales contracts that provided for the delivery of palladium at the monthly average price in the month prior to delivery based on the London PM fix price or spot price on the day of delivery. These contracts expired on December 31, 2005 and currently the Company is selling its monthly palladium production into the spot market.

ARCTIC PLATINUM PROJECT
On October 18, 2005, the Company announced that it had entered into a letter of intent to form a Joint Venture with Gold Fields Limited to further explore and develop a mining operation at the Arctic Platinum Project ("APP") located in Finland. The APP includes several advanced stage PGM Projects. The Company has been granted an option to earn up to a 50% interest and, in certain circumstances, a 60% interest in APP. The Company will become the project operator. In order to exercise the option, the Company must spend US$12.5 million, complete a feasibility study and make a production decision as well as paying Gold Fields US$36 million for a 50% interest or US$45 million for a 60% interest through the issuance of the Company's common shares on or before August 31, 2008. The transaction is subject to certain conditions including the executing of a formal agreement and receipt of all necessary regulatory approvals, which is expected during the first quarter of 2006.

NOTE 2.
BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, except as discussed in note 19, conform in all material respects with United States generally accepted accounting principles. The more significant accounting policies are summarized as follows:


North American Palladium Ltd.                                               {17}

BASIS OF CONSOLIDATION
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Lac des Iles Mines Ltd. ("LDI"). All intercompany balances and transactions have been eliminated.

REVENUE AND CONCENTRATE AWAITING SETTLEMENT
Revenue from the sale of palladium and by-product metals is recognized net of royalties upon the delivery of concentrate to the smelter, which is when title transfers and the rights and obligations of ownership pass. The Company's metals are sold under contracts that provide for final prices that are determined by quoted market prices in a period subsequent to the date of sale. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the price is finalized. The affect of hedging instruments is also included in revenue. Concentrate awaiting settlement at the smelter is net of estimated treatment and refining costs.

Although the Company sold its metals during 2005 to a limited number of customers, the Company is not economically dependent upon them as there are other markets throughout the world for the Company's metals.

DERIVATIVE FINANCIAL INSTRUMENTS
From time to time the Company enters into forward commodity sales contracts to hedge the affect of changes in the prices of metals it produces on the Company's revenues (note 14 (c)). Gains and losses on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales (note 15) over the term of the hedging contract.

From time to time the Company enters into foreign exchange forward sales contracts to manage the affect of fluctuations in the value of committed US dollar denominated revenues. For those forward exchange contracts designated by the Company as hedges, the related revenue is recorded at the forward contract rate. Those foreign exchange forward sales contracts not designated by the Company as hedges are marked-to-market as at the balance sheet date and the resultant gains or losses are included in earnings for the period. The fair value of the Company's derivative financial instruments is determined based on forward prices supplied by knowledgeable, independent third parties.

The Company has from time to time used electricity swap contracts to hedge the affects of price fluctuations in its electricity purchase requirements in Ontario. The net swap settlements are recognized in the same period as the hedge transaction.

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

CONCENTRATE, CRUSHED AND BROKEN ORE STOCKPILES AND SUPPLIES INVENTORIES Concentrate and crushed and broken ore stockpiles are valued at the lower of average production cost and net realizable value. Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. Stockpile tonnages are verified by periodic surveys. The amount of stockpiled ore that is not expected to be processed within one year is shown as a long-term asset. Supplies inventory is valued at the lower of average direct acquisition cost and replacement cost.


{18}

MINING INTERESTS
Plant and equipment are recorded at cost with amortization generally provided either on the unit-of-production method over the proven and probable reserves to which they relate or for certain equipment on a straight-line basis over their estimated useful lives, ranging from three to seven years. The Company capitalizes interest on major projects where direct indebtedness has occurred. During 2005, $307 (2004 - $36) interest was capitalized.

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

The Company assesses long-lived assets for recoverability whenever indicators of impairment exist. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset is less than the carrying value. Future cash flows are estimated based on quantities of recoverable minerals, expected palladium and other commodity prices and expected foreign exchange rates (considering current, historical and expected future prices and foreign exchange rates and related factors), production levels and cash costs of production and capital and reclamation expenditures, all based on detailed life-of-mine plans and projections. The term "recoverable minerals" refers to the estimated amount of palladium and other commodities that will be obtained from proven and probable reserves after taking into account losses during mining, ore processing and concentrate treatment. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material affect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment charges (note 5(c)).

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement obligation is capitalized as part of mining interests and amortized over the estimated life of the mine. Total undiscounted cash flows required to settle the obligations


North American Palladium Ltd.                                               {19}
are estimated to be approximately $7.8 million, the majority of which is to be paid at the end of the mine life, which is currently expected to end in 2012. A credit adjusted risk-free rate of 4% has been utilized to determine the obligation recorded on the balance sheet. The estimated asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

The following is a reconciliation of the changes in the asset retirement obligation during the year:

--------------------------------------------------------------------------------
                                                          2005           2004
--------------------------------------------------------------------------------

Balance, beginning of the year                     $     7,592    $     7,300
Accretion expense                                          302            292
Balance at the end of year                         $     7,894    $     7,592
--------------------------------------------------------------------------------

STOCK-BASED COMPENSATION PLANS
The Company has a stock-based compensation plan which is described in note 12(a) and a Restricted Share Unit Plan ("RSU") which is described in note 12(c). Effective January 1, 2003, the Company prospectively changed its method of accounting for stock options from the intrinsic value method to one that recognizes as an expense the cost of stock-based compensation based on the estimated fair value of new stock options granted to employees and directors. The fair value of each RSU, being the fair market value of the Company's common shares at the grant date, is recorded as a liability on the Company's consolidated balance sheet over the vesting period. The value of the RSU liability is adjusted to reflect changes in the market value of the Company's common shares at each period end.

TRANSLATION OF FOREIGN CURRENCY
The reporting and functional currency of the Company is the Canadian dollar. Accordingly, the Company translates monetary assets and liabilities at the rate of exchange prevailing at the consolidated balance sheet dates, non-monetary assets and liabilities at the rate in effect at the date the transaction occurred and revenues and expenses at the exchange rate in effect during the applicable accounting period. All resulting foreign exchange gains and losses are recorded in the consolidated statements of earnings (loss) and deficit.

INCOME TAXES
The Company follows the asset and liability method of tax allocation for accounting for income taxes. Under the asset and liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The affect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash on account, demand deposits and short-term guaranteed investments with original maturities of three months or less and are stated at cost.

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


{20}

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per common share is computed by dividing earnings (loss) for the period by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per common share is computed similarly to basic earnings (loss) per common share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. These common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted earnings (loss) per common share when the affect would be anti-dilutive.

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

NOTE 3.
CONCENTRATE AWAITING SETTLEMENT
Concentrate awaiting settlement is comprised of:

--------------------------------------------------------------------------------
                                                          2005            2004
--------------------------------------------------------------------------------

Concentrate awaiting settlement, gross             $    41,819    $     76,491
Refining and smelter treatment charges                  (4,366)         (8,232)
Concentrate awaiting settlement, net               $    37,453    $     68,259
--------------------------------------------------------------------------------

The gross value of concentrate awaiting settlement represents the value of all PGMs and base metals from production shipped to and received by the third-party smelters between June and December, 2005, including 65,905 ounces of palladium (2004 - including 114,186 ounces of palladium).

All of the concentrate awaiting settlement is from two domestic customers at December 31, 2005 (2004 - two domestic customers). No reserves for doubtful accounts have been established. In the opinion of management, full realization will occur on all such receivables.

NOTE 4.
INVENTORIES
Inventories consist of the following:

--------------------------------------------------------------------------------
                                                          2005           2004
--------------------------------------------------------------------------------

Concentrate                                        $       502    $       587
Supplies                                                 8,097          8,367
--------------------------------------------------------------------------------
                                                   $     8,599    $     8,954
--------------------------------------------------------------------------------


North American Palladium Ltd.                                               {21}

NOTE 5.
MINING INTERESTS
(a) Mining interests are comprised of the following:

-------------------------------------------------------------------------------------------------------------------------
                                                                                               2005               2004
-------------------------------------------------------------------------------------------------------------------------
Plant and equipment, at cost                                                          $     355,532      $     344,412
Underground mine development, at cost                                                        30,784              6,920
Accumulated amortization and impairment charges                                             249,043            232,339
-------------------------------------------------------------------------------------------------------------------------
                                                                                            137,273            118,993
-------------------------------------------------------------------------------------------------------------------------

Equipment under capital lease, at cost                                                       14,076              7,493
Accumulated amortization and impairment charges                                               2,245              2,030
-------------------------------------------------------------------------------------------------------------------------
                                                                                             11,831              5,463
-------------------------------------------------------------------------------------------------------------------------

Mining leases and claims, royalty interest, and development, at cost                         82,561             82,537
Accumulated amortization and impairment charges                                              72,142             70,984
-------------------------------------------------------------------------------------------------------------------------
                                                                                             10,419             11,553
-------------------------------------------------------------------------------------------------------------------------

Mining interests, net                                                                 $     159,523      $     136,009
-------------------------------------------------------------------------------------------------------------------------

(b) Amortization expense is comprised of:

-------------------------------------------------------------------------------------------------------------------------
                                                                            2005               2004               2003
-------------------------------------------------------------------------------------------------------------------------

Capital assets (including plant and equipment, and equipment
  under capital lease)                                               $    17,384      $      32,149      $      24,746
Mining leases and claims, royalty interest, exploration and
  development costs                                                          913              4,147              3,054
Deferred financing costs                                                      43                414                790
-------------------------------------------------------------------------------------------------------------------------
                                                                     $    18,340      $      36,710      $      28,590
-------------------------------------------------------------------------------------------------------------------------

(c) During the fourth quarters of 2005 and 2004, the Company tested its long-lived assets, including tangible mineral interests and plant and equipment for impairment, and reflected an impairment charge of nil in 2005 and a charge of $108,000 in 2004. The impairment charge recorded in 2004 related to the Lac des Iles mine and has been recorded in mining interests on the consolidated balance sheet.

     The impairment charge recorded in 2004 was substantially the result of the continued low prices for palladium, the primary metal produced at LDI. During 2004, the Company continued to negotiate potential new sales contracts to replace the long-term palladium sales agreement with a major manufacturer for the sale of all of its palladium production for deliveries of metal up to June 30, 2005. As the Company was unable to secure a replacement sales contract, the Company reassessed the expected long-term average sales price of palladium in an impairment test which was completed in the fourth quarter of 2004.

     In accordance with the Company's accounting policy, the Company recorded the 2004 impairment as the difference between the carrying value of the mineral interests and the fair value of the mineral interests measured using a discounted cash flow analysis over the remaining life of LDI. The key assumptions utilized by the Company in its life-of-mine discounted cash flow model were: expected long-term average price of palladium of $275 per ounce, gold of $375 per ounce; platinum of $650 per ounce, copper of $0.90 per pound and nickel of $3.50 per pound; life-of-mine discount rate of 5%; expected additional capital expenditures of $56,000; and an average life-of-mine foreign exchange rate of CDN$1.34 to US$1.00.


{22}

     In 2003, the Company recorded a write-down of $2,315 pertaining to the retirement of a damaged primary crusher.

(d) Mining interests in the amount of $30,784 (2004 - $6,920) are not subject to amortization as these costs relate to underground mine development work currently in progress.

NOTE 6.
DEFERRED FINANCING COSTS

--------------------------------------------------------------------------------
                                                          2005           2004
--------------------------------------------------------------------------------
Financing costs                                   $        716    $       716
Accumulated amortization                                    62             19
--------------------------------------------------------------------------------
                                                  $        654    $       697
--------------------------------------------------------------------------------

NOTE 7.
MINE RESTORATION DEPOSIT
The Company, in conjunction with the Ontario Ministry of Northern Development and Mines (the "Ministry"), has established a trust fund (the "Fund") pursuant to the Company's mine closure plan for eventual clean-up and restoration of the mine site. The mine closure plan calls for a total amount of $7,802 to be accumulated in the Fund.

Commencing in February, 2001, the Fund, controlled by the Ministry, started to accumulate through monthly deposits of $100. At December 31, 2005, the Company had $7,247 (2004 - $5,973) on deposit with the Ministry including accrued interest of $317. The funds on deposit bear interest at current short-term deposit rates and will be returned to the Company once the mine closure is completed.

NOTE 8.
OBLIGATIONS UNDER CAPITAL LEASES
The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

--------------------------------------------------------------------------------
                                                          2005           2004
--------------------------------------------------------------------------------

2005                                              $         --    $     1,632
2006                                                     2,709          1,223
2007                                                     2,380            951
2008                                                     2,138            763
2009                                                     1,761            452
2010                                                       472             --
--------------------------------------------------------------------------------
Total minimum lease payments                             9,460          5,021

Amounts representing interest at
  rates from 3.5% - 8.3%                                   919            358
--------------------------------------------------------------------------------
Present value of minimum lease payments                  8,541          4,663
Less current portion                                     2,323          1,481
--------------------------------------------------------------------------------
Long-term liabilities                             $      6,218    $     3,182
--------------------------------------------------------------------------------


North American Palladium Ltd.                                               {23}

NOTE 9.
LONG-TERM DEBT

--------------------------------------------------------------------------------
                                                          2005           2004
--------------------------------------------------------------------------------

Equipment finance company credit facility
  consisting of Cdn$8,000 and US$14,000
  (2004 - Cdn$10,000 and US$18,000) loans         $     24,324    $    31,666
  Less: current portion                                  6,664          6,815
--------------------------------------------------------------------------------
                                                  $     17,660    $    24,851
--------------------------------------------------------------------------------

On June 28, 2004, the Company entered into a US$20,000 and Cdn$10,000 senior credit facility with an equipment finance company. The US$20,000 credit facility is repayable in equal quarterly installments of US$1,000 commencing on September 30, 2004 and has a final maturity on June 30, 2009. The Cdn$10,000 credit facility is repayable in equal quarterly installments of Cdn$500 commencing February 24, 2005 and has a final maturity of November 24, 2009. The credit facility has an interest margin of 2.5% over 30 day LIBOR rate. In return for granting the loan, the lender received a first priority security in all of the Company's existing and future assets excluding its production leases and claims. The credit facility allows in certain circumstances, full repayment of outstanding loans at any time during the term of the facility.

NOTE 10.
KAISER-FRANCIS CREDIT FACILITY
At the time the Company entered into the new senior credit facility, certain terms under the US$20,000 non-revolving credit facility with Kaiser-Francis Oil Company ("Kaiser-Francis") were amended. The final maturity date was extended to June 30, 2006 from May 31, 2005 and the interest rate was reset based upon the 30 day LIBOR rate plus 2.50%. Amounts not drawn under the loan are subject to a standby fee payable quarterly at 0.125% per annum. The Company paid on closing a commitment fee of 0.75% of the total commitment (US$150). In connection with the loan, the Company has granted Kaiser-Francis a security interest in all of the assets of the Company and a pledge of the LDI shares. The security interests in all of the assets of the Company are subordinated to the security interests of the senior credit facility (note 9). As at December 31, 2005, the outstanding loan was US$11,500 (2004 - US$11,500).

The loan agreement includes customary representations, warranties and covenants, including a covenant by the Company not to pay dividends or make any other payment to shareholders while the loan is outstanding. The loan agreement also provides for customary events of default.

NOTE 11.
RELATED PARTY TRANSACTIONS AND COMMITMENTS
Kaiser-Francis is the controlling shareholder of the Company. In addition to the related party transactions with Kaiser-Francis disclosed in note 10, the Company has the following related party transaction:

In 2005, a director of the Company received a fee of $218 (2004 - $581, 2003 - $400) in connection with the negotiations related to the Palladium Sales Contract entered into by the Company in 2000 (note 14(a)). The contract was negotiated at arms-length prior to such person becoming a director of the Company. The Palladium Sales Contract expired on June 30, 2005, and no further fees are payable in connection with this contract.


{24}

NOTE 12.
CAPITAL STOCK
The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series "A" preferred shares.

(a)  Common Shares:

     The changes in issued common share capital for the year are summarized below:

--------------------------------------------------------------------------------------------------------------
                                                         2005                              2004
                                            ------------------------------------------------------------------
                                                  SHARES         AMOUNT             Shares             Amount
--------------------------------------------------------------------------------------------------------------
Common shares issued, beginning of year       51,709,075     $  322,904         50,895,338         $  313,489
Common shares issued:
Pursuant to stock options exercised              118,759            697            459,380              4,637
Fair value of stock options exercised                 --            287                 --                 --
To Group Registered Retirement Savings
  Plan participants                              156,383          1,140             84,357                956
Private placement (net)                          213,000          2,503            270,000              3,822
Tax affect of flow-through shares                     --         (1,939)                --                 --
--------------------------------------------------------------------------------------------------------------
Common shares issued, end of year             52,197,217     $  325,592         51,709,075         $  322,904
--------------------------------------------------------------------------------------------------------------

GROUP REGISTERED RETIREMENT SAVINGS PLAN
The Company has a group registered retirement savings plan, which all employees can participate in at their option. The Company is required to make matching contributions to a maximum of $5 per employee per annum. The Company's matching contribution can be made either in cash or treasury shares of the Company. During 2005 the Company contributed 156,383 shares with a fair value of $1,140 (2004 - 84,357 shares with a fair value of $956).

PRIVATE PLACEMENT
On April 21, 2005, the Company completed a private placement of 213,000 flow-through common shares. The gross proceeds of $2,503 must be spent on Canadian exploration expenses as defined in Section 66 of the Income Tax Act (Canada) by December 31, 2006.

On July 9, 2004, the Company completed a private placement of 270,000 flow-through common shares. The gross proceeds of $4,050 were spent on Canadian exploration expenses prior to December 31, 2005.

Under the terms of the flow-through common share issues, the tax attributes of the related expenditures will be renounced to investors and the share capital will be reduced and future income tax liabilities will be increased by the estimated income tax benefits renounced by the Company to the investors. The tax attributes for the 2003 and 2004 expenditures were renounced in 2005.

CORPORATE STOCK OPTION PLAN
The Company has adopted, and the shareholders have approved, the ongoing 1995 Corporate Stock Option Plan (the "Plan"), under which eligible directors, officers, employees and consultants of the Company are entitled to receive options to acquire common shares. The Plan is administered by the Compensation Committee, a subcommittee of the Board of Directors, which determines the number of options to be issued, the exercise price (which may not be lower than the closing price of the Company's common shares on the Toronto Stock Exchange ("TSX") on the day prior to


North American Palladium Ltd.                                               {25}
the date of grant) and expiration dates of each option, the extent to which each option is exercisable provided that the term of an option shall not exceed 10 years from the date of grant, as well as establishing a limited time period should the optionee cease to be an "Eligible Person" as set forth in the conditions of the Plan. Options granted since December, 2001, vest as to 1/3 on each of the first three anniversary dates of the date of grant. Prior to December, 2001, options granted under the Plan vested as to 1/3 on the date of grant and 1/3 on each of the first two anniversary dates.

The maximum number of common shares subject to option shall not exceed 2,700,000, being approximately 5.2% of the outstanding common shares or such greater number of common shares as may be determined by the Board of Directors, and approved if required, by the shareholders of the Company and by any relevant stock exchange or other regulatory authority. As at December 31, 2005, 461,308 options were available to be granted under the Plan.

The following summary sets out the activity in outstanding common share purchase options:

-------------------------------------------------------------------------------------------------------------------
                                                        2005                                    2004
                                      -----------------------------------------------------------------------------
                                                             WEIGHTED-AVERAGE                    Weighted-Average
                                                SHARES         EXERCISE PRICE        Shares        Exercise Price
-------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                 825,610         $         9.88     1,038,857        $         9.24
Granted                                        100,000                   9.75       316,800                 11.87
Exercised                                     (118,759)                  5.87      (459,380)                10.10
Cancelled                                     (243,213)                 10.51       (70,667)                 7.96
-------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                       563,638         $        10.43       825,610        $         9.88
-------------------------------------------------------------------------------------------------------------------
Options exercisable at end of year             265,571         $        11.09       389,265        $        10.08
-------------------------------------------------------------------------------------------------------------------

The following table summarizes information about the Company's stock options outstanding at December 31, 2005:

-------------------------------------------------------------------------------------------------------------------
                                                             Options Outstanding             Options Exercisable
Exercise Price                    Expiry Dates              at December 31, 2005            at December 31, 2005
-------------------------------------------------------------------------------------------------------------------
$       3.42                     April 7, 2011                            45,088                          18,921
$       3.70                     April 1, 2011                            16,700                              33
$       4.75                 February 27, 2011                             7,500                           5,000
$       7.89                 December 12, 2009                            22,500                          22,500
$       8.83                 December 14, 2013                            10,000                              --
$       9.67                 November 30, 2013                            40,000                              --
$       9.76                  November 1, 2012                            15,000                           5,000
$      10.00                 November 27, 2013                            50,000                              --
$      10.01                      June 6, 2010                            48,000                          48,000
$      11.90                     June 23, 2012                           214,100                          71,367
$      13.55                      June 6, 2006                            76,250                          76,250
$      14.44                 February 13, 2006                            18,500                          18,500
-------------------------------------------------------------------------------------------------------------------
                                                                         563,638                         265,571
-------------------------------------------------------------------------------------------------------------------


{26}

(a) Prior to January 1, 2003, the Company did not recognize compensation expense for stock options. Had compensation expense for options granted in 2002 under the Company's stock option plan been determined based on the fair value at the grant dates consistent with the fair value based method of accounting for stock-based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

-------------------------------------------------------------------------------------------------------------------
                                                                        2005               2004              2003
-------------------------------------------------------------------------------------------------------------------
Net income (loss) as reported                                   $    (53,611)       $   (92,110)     $     38,378
Stock-based compensation                                                  --                160               160
-------------------------------------------------------------------------------------------------------------------
Pro forma net income (loss)                                     $    (53,611)       $   (92,270)     $     38,218
-------------------------------------------------------------------------------------------------------------------
Pro forma basic and diluted income (loss) per share             $      (1.03)       $     (1.80)     $       0.75
-------------------------------------------------------------------------------------------------------------------

     The fair value of options granted in 2005 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 3.78 % (2004 -3.7%; 2003 - 4%), expected dividend yield of nil (2004 - nil; 2003 - nil), expected volatility of 55% (2004 -55%; 2003 - 48%), and expected option life of 4 years (2004 - 4 years; 2003 - 3 years). The estimated fair value of the options is expensed over the option's vesting period, which is 3 years. The weighted average fair market value of options granted in 2005 was $4.51 (2004 - $5.43; 2003 - $2.13). Compensation expense related to the Plan for the year ended December 31, 2005 was $582 (2004 - $573; 2003 - $nil).

(b)  Reconciliation of the diluted number of shares outstanding:

-------------------------------------------------------------------------------------------------------------------
                                                                        2005               2004              2003
-------------------------------------------------------------------------------------------------------------------
Net income (loss) available to common shareholders              $    (53,611)       $   (92,110)     $     38,378
-------------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding                     52,006,548         51,379,542        50,763,566
Effect of dilutive securities stock options                               --                 --            69,338
-------------------------------------------------------------------------------------------------------------------
Weighted average diluted number of shares outstanding             52,006,548         51,379,542        50,832,904
-------------------------------------------------------------------------------------------------------------------
Diluted net income (loss) per share                             $      (1.03)       $     (1.79)     $       0.75
-------------------------------------------------------------------------------------------------------------------

     The effect of stock options has not been included in the determination of diluted loss per share for 2005 or 2004, because to do so would be antidilutive.

(c)  Other Stock-Based Compensation - Restricted Share Unit Plan
     Effective December 14, 2005, the Company adopted a RSU plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit means a unit equivalent in value to the fair market value of a common share of the Company on the date of the award. The RSU plan is administered by the Board of Directors, which will determine, after considering recommendations made by the Compensation Committee, the number and timing of restricted share units to be awarded and their vesting periods, not to exceed three years. On each relevant full vesting date of awarded restricted share units, the participant will receive a lump sum cash payment equivalent to the market value of the equivalent number of common shares. The value of each award is charged to compensation expense over the period of vesting and a corresponding liability is established on the balance sheet. The compensation expense and liability are adjusted to reflect the changes in market value of the equivalent number of common shares during the vesting period.

     As at December 31, 2005, 25,000 restricted share units have been granted and are outstanding at a weighted average value of $9.64 per unit and $6 has been charged to compensation expense for the year ended December 31, 2005. The market value of the restricted share units as at December 31, 2005 is $9.81 per unit.


North American Palladium Ltd.                                               {27}

NOTE 13.
FAIR VALUE OF FINANCIAL INSTRUMENTS
     The carrying amounts of all financial instruments on the balance sheet approximate fair value due to their short-term maturities or variable interest rates. The fair value of the obligations under capital leases approximate their carrying value due to the interest rate implicit in the leases approximating interest rates available at this time for similar lease terms. As at December 31, 2005, the unrealized loss on the fair value of the Company's outstanding forward commodity sales contracts was US$240 (2004 - US$624).

NOTE 14.
COMMITMENTS

(A)  PALLADIUM SALES CONTRACT
     In 2000, the Company entered into a contract (the "Palladium Sales Contract") whereby the Company hedged the price of 100% of its palladium production. Under the Palladium Sales Contract the sales price was based on the monthly average spot price for palladium, as determined by the London Metal Exchange P.M. Fix, for the month prior to the month that the metal was received by the customer, but the price was no less than US$325 per ounce for 100% of the metal received and no more than US$550 per ounce for 50% of the metal received. For the remaining 50% of the metal received, there was no maximum price. The Palladium Sales Contract's term commenced effective July 1, 2000 and expired on June 30, 2005, and was not renewed.

(B)  SHERIDAN PLATINUM GROUP OF COMPANIES ("SPG") COMMITMENT
     The Company is required to pay a royalty to SPG equal to 5% of the Net Cash Proceeds, as defined in the agreement from mining operations until the expiration of the Lac des Iles leases.

(C)  COPPER SWAP CONTRACTS
     As at December 31, 2005, the Company had swap contracts for 330,693 lbs. of copper at an average fixed price of US$1.29 per lb. maturing at various dates through March, 2006. The fair value of these swap contracts was below their carrying value by $240 as at December 31, 2005.

(D)  OPERATING LEASES AND OTHER PURCHASE OBLIGATIONS
     As at December 31, 2005, the Company had outstanding operating lease commitments and other purchase obligations of $1,053 and $5,175, respectively (2004 - $1,818 and $4,222) all of which had maturities of less than four years.

(E)  FLOW-THROUGH SHARES
     To satisfy its commitments pursuant to the issuance of flow-through shares, the Company is required to expense $2,503 of qualifying Canadian exploration expenses as defined in the Income Tax Act (Canada) by December 31, 2006.


{28}

NOTE 15.
REVENUE FROM METAL SALES

-------------------------------------------------------------------------------------------------------------------
                                                                        2005               2004              2003
-------------------------------------------------------------------------------------------------------------------
Palladium (a)                                                   $     38,621        $   112,879      $    109,443
Palladium forward contracts (b)                                           --                 --            20,437
Adjustments for mark-to-market                                         4,777                909            (1,163)
-------------------------------------------------------------------------------------------------------------------
                                                                                         25,735            26,010
Nickel                                                                16,041             25,735            26,010
Platinum                                                              17,144             21,476            18,847
Gold                                                                   6,568             10,665             9,826
Copper                                                                 8,284             10,945             7,722
Other metals                                                           1,171              2,595             1,019
-------------------------------------------------------------------------------------------------------------------
                                                                $     92,606        $   185,204      $    192,141
-------------------------------------------------------------------------------------------------------------------

(a) Palladium revenues include the effect of the Palladium Sales Contract (note 14(a)).

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

NOTE 16.
CONTINGENCIES
(a) The Company is a defendant in an action by another mining company claiming damages in the amount of $20,000, punitive and exemplary damages in the amount of $5,000 and a declaration that the Company held the Compania Minerales de Copan, S.A. de C.V. ("Copan") property in trust for the plaintiff. This action relates to a predecessor company of the Company and has been inactive for some time. No provision has been made in the accounts as at December 31, 2005 or 2004 for any possible loss from this action as management of the Company believes it has a valid defense and it has been indemnified by SPG regarding this action. In addition, certain stock options are claimed to be held by employees of Copan. These options have not been included in note 12(a) as the Company has been indemnified by SPG regarding such matters.

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

(c) From time to time, the Company is involved in other litigation, investigations, or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Company's management, these claims and lawsuits in the aggregate, even if adversely settled, will not have a material affect on the consolidated financial statements.


North American Palladium Ltd.                                               {29}

NOTE 17.
INCOME TAXES
The provision for income and mining taxes differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 38%.

-------------------------------------------------------------------------------------------------------------------
                                                                          2005             2004             2003
-------------------------------------------------------------------------------------------------------------------
Income tax provision using statutory income tax rates               $  (21,524)     $   (35,406)     $    18,147
Increase (decrease) in taxes resulting from:
  Write down of mining interests not tax benefited                          --           35,694               --
  Resource allowance                                                     3,354            6,439           (3,342)
  Non-taxable portion of capital gains                                    (162)              (2)          (2,908)
  Losses not tax benefited                                              16,556              389               --
  Increase in valuation allowance on assets previously recognized           --            2,525               --
  Changes in income tax rates and laws                                      --               --           (3,546)
  Benefit of income tax losses not previously recognized                    --             (437)            (811)
  Federal large corporations taxes                                         339              465              837
  Ontario mining taxes                                                  (1,654)          (7,979)             983
  Other                                                                    209              102           (1,206)
-------------------------------------------------------------------------------------------------------------------
Income tax expense                                                  $   (2,882)     $     1,790      $     8,154
-------------------------------------------------------------------------------------------------------------------

The details of the Company's income tax expense are as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                          2005             2004             2003
-------------------------------------------------------------------------------------------------------------------
Current income tax expense:
  Income taxes                                                      $      (15)     $       102      $      (550)
  Mining taxes                                                              80              580              475
  Federal large corporations tax                                           339              465              837
-------------------------------------------------------------------------------------------------------------------
                                                                    $      404      $     1,147      $       762
-------------------------------------------------------------------------------------------------------------------

Future income tax expense:
  Income taxes                                                          (1,552)           9,202            6,884
  Mining taxes                                                          (1,734)          (8,559)             508
-------------------------------------------------------------------------------------------------------------------
                                                                    $   (3,286)     $       643      $     7,392
-------------------------------------------------------------------------------------------------------------------
                                                                    $   (2,882)     $     1,790      $     8,154
-------------------------------------------------------------------------------------------------------------------


{30}

Future tax assets (liabilities) consist of the following temporary differences:


--------------------------------------------------------------------------------
                                                          2005           2004
--------------------------------------------------------------------------------

Current future income tax asset:
  Cash and cash equivalents                        $       526      $     389
  Valuation allowance                                     (346)          (274)
--------------------------------------------------------------------------------
  Net future income tax asset, current             $       180      $     115
--------------------------------------------------------------------------------

Long-term future income tax asset:
  Mining interests, net                                 42,238         34,090
  Deferred financing costs                                  26             43
  Mine restoration obligation                            2,780          2,251

  Future mining tax liability                               45            343
  Other assets                                             213            235
  Non-capital loss carry-forwards                       10,413             --
  Ontario corporate minimum tax credits                    327            327
  Capital loss carry-forwards                              927            927
  Valuation allowance                                  (55,565)       (37,059)
--------------------------------------------------------------------------------
  Net future income tax asset, long-term                 1,404          1,157
--------------------------------------------------------------------------------

Future income tax liability, long-term:
  Long-term debt                                          (441)          (420)
  Kaiser-Francis credit facility                          (859)          (737)
  Obligations under capital leases                        (104)            --
--------------------------------------------------------------------------------
                                                        (1,404)        (1,157)
--------------------------------------------------------------------------------
  Net future income tax asset, long-term           $        --      $      --
--------------------------------------------------------------------------------

Current future tax liability:
  Other assets                                              --            (61)
  Deferred financing costs                                (180)           (54)
--------------------------------------------------------------------------------
  Future tax liability, current                    $      (180)     $    (115)
--------------------------------------------------------------------------------

Future mining tax liability, long-term:
  Mining interests, net                            $      (202)     $  (1,549)
--------------------------------------------------------------------------------
  Future mining tax liability, long-term           $      (202)     $  (1,549)
--------------------------------------------------------------------------------

At December 31, 2005, the Company had capital loss carry-forwards of approximately $5,100 (2004 - $5,100), which are available to reduce capital gains of future years.

At December 31, 2005, the Company and its subsidiary had noncapital losses of approximately $31,300 (2004 - nil), which expire in 2015. None of the benefit from these losses has been recognized in the financial statements.


North American Palladium Ltd.                                               {31}

NOTE 18.
STATEMENT OF CASH FLOWS
(a) The net changes in non-cash working capital balances related to operations are as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                          2005             2004             2003
-------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Concentrate awaiting settlement                                     $   30,806      $    26,351      $    (9,298)
Inventories and stockpiles                                               3,484            1,786            3,179
Accounts receivable and other assets                                      (729)            (229)             296
Accounts payable and accrued liabilities                                (3,839)           2,613            1,218
Taxes payable                                                             (135)            (790)            (630)
-------------------------------------------------------------------------------------------------------------------
                                                                    $   29,587      $    29,731      $    (5,235)
-------------------------------------------------------------------------------------------------------------------

(b) Cash outflows during the year for interest and income taxes were as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                          2005             2004             2003
-------------------------------------------------------------------------------------------------------------------
Interest paid on long-term debt                                     $    2,509      $     1,929      $     3,433
Income and mining taxes paid                                        $      699      $       436      $        --
-------------------------------------------------------------------------------------------------------------------

(c) During 2005, mining interests were acquired at an aggregate cost of $41,998 (2004 - $33,058; 2003 -$12,687) of which $6,583 (2004 - $4,330; 2003 -
     $980) were acquired by means of capital leases.

NOTE 19.
RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from those in the United States. The following table presents amounts that would have been reported had the Company's consolidated financial statements been prepared on the basis of accounting principles generally accepted in the United States ("U.S. GAAP"):

-------------------------------------------------------------------------------------------------------------------
(Canadian funds in thousands of dollars,
except share and per share amounts)                                       2005             2004             2003
-------------------------------------------------------------------------------------------------------------------
Statements of earnings (loss) and deficit:
  Net income (loss) under Canadian GAAP                             $  (53,611)     $   (92,110)     $    38,378
  Capitalized interest (a)                                               1,089
  Amortization of capitalized interest (a)                                 (62)             (95)             (39)
  Concentrates and crushed and broken ore stockpiles (b)                (2,944)             295           (1,702)
  Derivative financial instruments (c)                                     475            2,041           (2,867)
  Tax liability on flow through financing (e)                           (1,116)              --               --
  Tax effect of differences                                                 --               --            1,459
-------------------------------------------------------------------------------------------------------------------
  Net income (loss) and comprehensive income under U.S. GAAP
    before cumulative impact of change in accounting policy         $  (56,169)     $   (89,869)     $    35,229
  Cumulative impact of change in accounting policy for asset
    retirement obligations (f)                                              --               --             (375)
-------------------------------------------------------------------------------------------------------------------
  Net income (loss) and comprehensive income under U.S. GAAP        $  (56,169)     $   (89,869)     $    34,854
  Basic and diluted income (loss) per share under U.S. GAAP
    before cumulative impact of change in accounting policy         $    (1.08)     $     (1.75)     $      0.69
-------------------------------------------------------------------------------------------------------------------
  Basic and diluted income (loss) per share under U.S. GAAP         $    (1.08)     $     (1.75)     $      0.69
-------------------------------------------------------------------------------------------------------------------


{32}

BALANCE SHEETS:

--------------------------------------------------------------------------------
                                                           2005           2004
--------------------------------------------------------------------------------
Current assets (b) and (c)                           $   70,417    $   155,842
Mining interests (a)                                 $  161,108    $   136,567
Crushed and broken ore stockpiles - long-term (b)    $      239    $     1,568
Capital stock (d)                                    $  331,137    $   329,002
Deficit                                              $ (165,161)   $  (108,992)
--------------------------------------------------------------------------------

(a) The Company capitalizes interest on major projects where direct indebtedness has occurred. Under U.S. GAAP, interest is capitalized as it arises from indebtedness incurred, directly or indirectly, to finance development and construction activities on assets that are not yet subject to amortization or depletion. For the current year interest of $1,089, has been capitalized related to the investment in the underground development, which is expected to reach commercial production during the first quarter of 2006. The current year amortization adjustment relates to the amortization of amounts previously capitalized under U.S. GAAP.

(b) The cost of the Company's concentrate inventory and crushed and broken ore stockpiles is determined using the average production costs including an allocation of the amortization of production related assets. At December 31, 2005, the Company recorded its concentrate inventory and crushed and broken ore stockpiles at their net realizable value and consequently any allocation of amortization of production related assets to these inventories was written off immediately. Amounts deducted under U.S. GAAP for the year ended December 31, 2005, include amounts previously included in the cost of these inventories under U.S. GAAP for periods prior to January 1, 2004, the date the Company commenced including amortization in the cost of inventories under Canadian GAAP.

(c) Under U.S. GAAP, the Company has chosen not to designate its derivative financial instruments as hedging instruments and thus they are carried on the balance sheet at their fair value and any changes in fair value are being recorded to earnings in the period of the change.

(d) Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 1991, is not permitted by U.S. GAAP and would result in an increase in both capital stock and deficit of $6,098 at December 31, 2005 and 2004.

(e) Under U.S. GAAP, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian GAAP.

(f) Effective January 1, 2003, the Company adopted FAS 143, "Accounting for Asset Retirement Obligations" which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they occur. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The cumulative effect of the change through January 1, 2003 was to increase mining assets by $6,489, increase the mine closure obligation to $7,019 and a one time after-tax charge to net earnings of $375.

(g) U.S. GAAP requires that amounts totaling 5% or more of accounts payable and accrued liabilities be identified separately. As at December 31, 2005, these amounts were as follows: trade payables and accruals - $14,606 (2004
     - $15,235); other accruals - $1,786 (2004 - $4,996).


North American Palladium Ltd.                                               {33}

(h) U.S. GAAP does not permit the disclosure of subtotal of cash from operations before changes in non-cash working capital.

(i) Effective January 1, 2003, the Company prospectively adopted FAS No. 123 "Accounting for Stock-based Compensation" as amended by FAS No. 148, whereby compensation expense for options granted after January 1, 2003 is measured at fair value at the grant date using the Black-Scholes valuation model and recognized over the remaining vesting period of the options granted. Previously, the Company, for purposes of preparing financial information in accordance with U.S. GAAP, accounted for its stock-based compensation plan under Accounting Principles Board Opinion 25 "Accounting for Stock Issued to Employees" (APB No. 25) which did not result in the recognition of compensation expense. Under FAS no. 148, pro forma disclosure is still required for those options granted prior to January 1, 2003, as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                          2005             2004             2003
-------------------------------------------------------------------------------------------------------------------
Net income (loss) as reported under U.S. GAAP                       $  (56,169)     $   (89,869)     $     34,854
Stock-based compensation                                                    --             (168)            1,000
-------------------------------------------------------------------------------------------------------------------
Pro forma net income (loss) under U.S. GAAP                         $  (56,169)     $   (90,037)     $     35,854
-------------------------------------------------------------------------------------------------------------------
Pro forma basic and diluted income (loss) per share                 $    (1.08)     $     (1.75)     $       0.71
-------------------------------------------------------------------------------------------------------------------

(j)  Impact of recently issued United States accounting pronouncements.
     In November, 2004, the Financial Accounting Standards Board ("FASB") issued FAS No. 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. FAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the application of FAS No. 151 will have a material impact on the consolidated statements under U.S. GAAP.

     In December, 2004, FAS No. 123 (revised) "Share-Based Payment", was issued. This statement requires an entity to recognize the grant date fair value of stock options and other equity-based compensation issued to employees. In the income statement, FAS No. 123 (revised) eliminates the ability to account for share-based compensation transactions using the intrinsic value method in APB No. 25. The Company will adopt FAS No. 123 (revised) in 2006 in accordance with the appropriate transition options and adoption period prescribed in the statement. The Company does not expect that the adoption of this standard will have a material impact on the consolidated financial statements.

     In May, 2005, the FASB issued FAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FAS No. 3". FAS No. 154 requires retrospective application of changes in accounting principle to prior periods' financial statements, rather than the use of the cumulative effect of a change in accounting principle, unless impracticable. If impracticable to determine the impact on prior periods, then the new accounting principle should be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable, with a corresponding adjustment to equity, unless impracticable for all periods presented, in which case prospective treatment should be applied. FAS No. 154 applies to all voluntary changes in accounting principle as well as those required by the issuance of new accounting pronouncements if no specific transition guidance is provided. FAS No. 154 does not change the previously issued guidance for reporting a change in accounting estimate or correction of an error. FAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years


{34}
     beginning after December 15, 2005. The Company does not expect this policy to have a material impact on the consolidated financial statements. The Company will adopt FAS No. 154 on January 1, 2006.

     In March, 2005, the FASB ratified EITF 04-06 "Accounting for Stripping Costs in the Mining Industry". The consensus reached is that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-06 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company will adopt EITF 04-06 on January 1, 2006. The Company believes the adoption of this standard will not have a material impact on the consolidated financial statements.

NOTE 20.
SUBSEQUENT EVENTS
On March 3, 2006, the Company announced it had entered into an arranged private placement of convertible notes and common share purchase warrants. This offering consists of up to US$58.5 million aggregate principal amount of convertible notes of which US$13.5 million will be used to repay the outstanding credit facility with Kaiser-Francis. The notes are convertible into common shares of the Company at a premium of 13% to the market price of the common shares on the date of closing. The notes will bear an interest rate of 6.5% per annum. Upon issuing the notes to the investors, the Company shall issue common share purchase warrants equal to 50% of the common shares issuable if such convertible notes were converted by the holders immediately following the closing of the transaction. The holder of the warrants shall be entitled for a period of four years following the date of issuance, to purchase one common share for each warrant held at an exercise price equal to 125 percent of the market price. The convertible notes will contain customary covenants, including certain restrictions on the Company incurring debt, obligations or involving the payment of money in excess of certain restricted amounts. The convertible notes will contain full-ratchet anti-dilution protection, subject to the restrictions pursuant to the rules of the TSX. The transaction closed on March 29, 2006, with the initial offering providing US $35 million in gross proceeds to the Company.

NOTE 21.
COMPARATIVE FIGURES
Certain of the prior years' figures have been reclassified to conform to the presentation adopted in 2005.

North American Palladium Ltd.                                               {35}

Forward-Looking Statements - Certain statements included in this 2006 annual report, financial statements for the year ended December 31, 2005 and management's discussion and analysis are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "continue", "proposed", "appears", "indicating", "predicting", "estimate", "expect", "plan", "should", "may", "will" and other similar expressions are intended to identify forward-looking statements. In particular statements relating to the estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life, financing, construction and commissioning, and exploration prospects are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others: metal price volatility, changes in the US/CDN dollar exchange rate, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems, recoverability of metals, future profitability and production, availability of financing on acceptable terms and unexpected problems during the development, construction and start-up phases of the underground mine. For a more comprehensive review of risk factors, please refer to the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

                                                                  DOCUMENT NO. 3

MANAGEMENT'S DISCUSSION AND ANALYSIS


The following is Management's Discussion and Analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations for the year ended December 31, 2005, compared to those of the respective periods in prior years. This Management's Discussion and Analysis has been prepared as of March 29, 2006. This Management's Discussion and Analysis is intended to supplement and complement the audited consolidated financial statements and notes thereto for the year ended December 31, 2005 (collectively, the "Financial Statements"). You are encouraged to review the Financial Statements in conjunction with your review of this Management's Discussion and Analysis.

OVERVIEW AND STRATEGIC ACTIVITIES
North American Palladium Ltd. (the "Company") operates the Lac des Iles mine located 85 km northwest of Thunder Bay, Ontario. The mine is Canada's only primary producer of platinum group metals ("PGM") and contains one of the largest open pit bulk mineable palladium reserves in the world. In addition to palladium, the Company earns substantial revenue from by-product nickel, platinum, gold and copper. Palladium's primary use continues to be in the auto industry where it is an important component in controlling exhaust emissions as mandated by stringent hydrocarbon emission standards for cars, light trucks and SUVs, particularly in the United States, Europe and Japan. In addition, palladium is consumed in the dental, electronics, jewellery and chemical sectors.

Based on a positive feasibility study, the Company commenced the development of an underground mine at its Lac des Iles operation in the second quarter of 2004. The underground mine development is focused on the Main High Grade Zone below the ultimate open pit depth. Capital costs for the underground development are estimated at $40 million for direct and indirect costs and working capital. Mining equipment accounts for an additional $12 million of capital costs and the Company is financing this equipment through a vendor lease program. By the end of the year 2005, the main ramp had been advanced 1,111 metres. The underground development is progressing toward production of 2,000 tonnes per day at the end of the first quarter of 2006.

At Lac des Iles, the Company continues to receive positive results from the ongoing exploration program on the deep Offset High Grade Zone. The 2005 exploration program successfully extended the zone to a total of 600 metres along strike and 700 metres down dip. An updated resource estimate was completed in February, 2006, by Roscoe Postle Associates Inc. indicating an inferred mineral resource of 2,455,000 ounces of palladium at a cutoff grade of 3.2 grams per tonne.

On October 18, 2005, the Company announced that it had entered into a letter of intent to form a Joint Venture with Gold Fields Limited to further explore and develop a mining operation at the Arctic Platinum Project ("APP") located in Finland. The APP includes several advanced stage PGM Projects. The Company has been granted an option to earn up to a 50% and, in certain circumstances, a 60% interest in APP and will become the project operator. In order to exercise the option, the Company must spend US$12.5 million, complete a feasibility study and make a production decision as well as paying Gold Fields US$36 million or US$45 million to earn a 50% or 60% interest, respectively, through the issuance of the Company's common shares (approximately 7.3 million shares or 9.2 million shares as the case may be) on or before August 31, 2008. The transaction is subject to certain conditions including the executing of a formal agreement and receipt of all necessary regulatory approvals, which is expected during the first quarter of 2006.

The Company announced on September 29, 2005, that the shareholders of URSA Major Minerals Incorporated ("URSA") approved the option and joint venture agreement on the Shakespeare nickel, copper, PGM property located near Sudbury, Ontario and the Company paid $1.5 million to URSA to complete its option earn-in. The property is proposed to be a 60% North American Palladium, 40% URSA Joint Venture with the Company becoming the operator upon successful completion of a viable feasibility study and arranging financing for commercial production. In January, 2006, URSA announced the results of the feasibility study and will now proceed with permitting of the project and reviewing development options to further improve the economics of the project.

In prior periods the Company hedged the price of its palladium production under a contract with a major automotive manufacturer (the "Palladium Sales Contract"). The hedge price was based on the monthly average spot price for palladium with a floor price of US$325 per ounce for 100% of production. The Palladium Sales Contract for


North American Palladium Ltd.                                                {1}
physical deliveries expired on June 30, 2005. For 2005 all palladium production (except 6,403 ounces delivered under the Palladium Sales Contract) was delivered into either a sales contract with a leading catalytic converter manufacturer or a global commodity dealer. These contracts provided for pricing at either the monthly average price in the month prior to delivery of palladium or the spot price on the day of delivery. Without the benefit of the floor price under the Palladium Sales Contract, the Company's profitability in 2005 was significantly impacted by the depressed spot palladium price evident for much of the year.

The Company does expect the recent improvement in the palladium price to continue (4th quarter 2005 average price of US$239, in comparison to US$189 per ounce average during the first three quarters of the year), and is optimistic that the fundamentals for palladium demand will improve with the expected draw-down of surplus inventories held by automotive manufacturers; the wide market price spread between platinum and palladium and increasing demand for palladium jewellery, all of which should accelerate consumption of palladium.

In 2004, the Company commenced a hedging strategy for a portion of its by-product metal production that it implements from time to time. The objective of this hedging strategy is to reduce the variability of cash flow associated with revenues derived from the sale of nickel, platinum, gold and copper. The Company uses fixed-price forward platinum contracts and cash settled gold, nickel and copper price swap contracts to insulate its earnings and cash flows from changes in these metal prices. These contracts allow the Company to sell its platinum production to credit-worthy metal dealers at a fixed price under the forward sales contract. In the case of gold, nickel and copper, the Company receives a fixed metal price in exchange for paying the floating price received under its physical sales contracts to acceptable counterparts under the metal price swap contracts. In October, 2005, the Company made a decision to unwind various by-product metal hedges: namely, platinum, gold, and nickel through the buy-back of forward sales or cash settled metal price swaps. This decision was taken to reposition the Company's exposure to its by-product metals in advance of the expected increase in metal production at Lac des Iles in 2006.


PRODUCTION STATISTICS

-------------------------------------------------------------------------------------------------------------
Year Ended December 31                                   2005                   2004                  2003
-------------------------------------------------------------------------------------------------------------
Palladium (oz)                                        177,167                308,931               288,703
Payable palladium (oz)                                161,469                281,743               261,247
Platinum (oz)                                          18,833                 25,128                23,742
Gold (oz)                                              14,308                 25,679                23,536
Copper (lbs)                                        5,514,670              7,836,183             7,142,674
Nickel (lbs)                                        2,353,227              4,320,970             4,070,785
-------------------------------------------------------------------------------------------------------------
Ore tonnes milled                                   4,780,599              5,298,544             5,159,730
Ore tonnes mined                                    3,705,555              4,574,134             4,396,847
Waste tonnes mined                                 11,619,658             12,275,889            10,164,806
-------------------------------------------------------------------------------------------------------------
Waste strip ratio                                      3.14:1                 2.68:1                2.31:1
-------------------------------------------------------------------------------------------------------------

SELECTED ANNUAL INFORMATION

-------------------------------------------------------------------------------------------------------------
(thousands of dollars)                                   2005                   2004                  2003
-------------------------------------------------------------------------------------------------------------

Revenue from metal sales                       $       92,606         $      185,204         $      192,141
Net income (loss)                                     (53,611)               (92,110)                38,378
Basic net income (loss) per share (dollars)             (1.03)                 (1.79)                  0.76
Cash dividends declared                                   NIL                    nil                    nil
Operating cash flow                                   (39,000)                52,059                 59,802
Total Assets                                          238,357                297,897                393,692
Long-term debt, including current portion      $       46,272         $       50,171         $       58,761
-------------------------------------------------------------------------------------------------------------

{2}


SUMMARY OF QUARTERLY RESULTS

-------------------------------------------------------------------------------------------------------------
                                             2004                                    2005
-------------------------------------------------------------------------------------------------------------
(thousands of dollars except
per share amounts)                      Q1      Q2        Q3       Q4       Q1       Q2       Q3        Q4
-------------------------------------------------------------------------------------------------------------
Revenue from metal sales            53,156   51,712   45,154   35,182   26,206   23,544   17,247    25,609
Net income (loss)                    6,121    2,834    6,598 (107,663)  (7,736) (15,228) (19,610)  (11,037)
Net income (loss) per share           0.11     0.06     0.13    (2.09)   (0.15)   (0.29)   (0.37)    (0.21)
Fully diluted net income (loss)
  per share                           0.11     0.06     0.13    (2.09)   (0.15)   (0.29)   (0.38)    (0.21)
-------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS
The Company generated gross revenue from metal sales of $92.6 million in 2005, compared to $185.2 million in 2004. Revenue in 2005 from the sale of palladium before the mark-to-market effect of price changes was $38.6 million compared to $112.9 million in 2004. This revenue decrease was due to a 43% decrease in palladium production with similar volume impact from by-product metals. In addition, without the benefit of the floor price under the Palladium Sales Contract (US$325), production for 2005 was sold into the spot market (except for 6,403 ounces which was recognized at the floor price) and revenue was significantly impacted by the depressed palladium prices evident for much of the year, as well as further weakening in the US dollar. For 2005, revenue from palladium sales was realized at an average of US$230 per ounce in comparison to 2004 in which all of the revenue was at the floor price under the Palladium Sales Contract. In both 2005 and 2004, improved by-product metal pricing offset some of the negative impact experienced from lower spot palladium prices.

Palladium production sold to third-party smelters takes up to six months from time of receipt at the smelter to settle the final delivery and pricing. The price adjustment relating to palladium settled and awaiting settlement for 2005 was a positive adjustment of $4.8 million compared to a small positive adjustment of $0.9 million in 2004. Revenue from by-product metal sales decreased by 31% to $49.2 million in 2005 compared to $71.4 million in 2004 reflecting decreased production, partially offset by improved price levels for nickel, gold and copper. Realized prices for by-product metals in 2005 compared to 2004, were platinum at US$815 per ounce (2004 - US$831), nickel at US$6.60 per lb (2004 - US$6.11), gold at US$442 (2004 - US$417) and copper at US$1.50 per lb (2004 - US$1.24) partially offsetting the higher realized metal prices was a strengthening Canadian dollar, which averaged US$0.83 in 2005, compared to US$0.77 in 2004.

During 2005, the mill processed 4,780,599 tonnes of ore or an average of 13,098 tonnes per day compared to 5,298,544 tonnes of ore or an average of 14,477 tonnes per day in 2004. In 2005, the average palladium head grade was 1.66 grams per tonne compared to 2.41 grams per tonne in 2004. For 2005, the palladium recoveries were 69.6% as compared to 75.2% in 2004. The lower recovery in 2005 was a result of the lower head grade, as well as a change in the mineralogy of the ore reflective of the open pit mining plan. Also contributing to the lower recoveries were intermittent operating difficulties at the mill during the year. While palladium production decreased 43% from the prior year, a drop in concentrate grade resulted in an increase in the ratio of tonnes of concentrate treated, resulting in higher charges for smelter treatment, refining and freight costs as compared to 2004. As a result of ongoing flotation circuit improvements, enhanced preventative maintenance programs, changes made to the mill flow sheet, reagent mix and the quality of recycled water, recoveries and concentrate grade improved in the fourth quarter and are anticipated to continue to improve in 2006.

Total production costs for 2005 of $99.3 million were comparable to $102.9 million in the prior year, however, unit cash costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, increased to US$359 per ounce in 2005 compared to US$159 per ounce in 2004. The increase in unit cash costs was caused by a combination of lower ore grades and


North American Palladium Ltd.                                                {3}
metal recoveries, which led to a 43% decrease in palladium production to 177,167 ounces in 2005 compared to 308,931 ounces in 2004, combined with a 31% decrease in revenue from by-product metals. In addition, throughout the year there was an increased waste to ore strip ratio of 3.14:1 in 2005, compared to 2.68:1 in 2004 and continuing pressure on costs, particularly steel, tires, power, diesel fuel and ongoing mill repairs.

In 2004, the Company included in income from mining operations $7.1 million it received as an interim payment against a claim filed with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002. There were no further settlements received in 2005, however the Company is continuing to pursue the balance of the insurance claim and will record any additional recovery in income if and when received.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected palladium and other commodity prices and expected foreign exchange rates (considering current, historical and expected future prices and foreign exchange rates and related factors), production levels and cash costs of production and future capital and reclamation expenditures, all based on life-of-mine plans and projections. The term "recoverable minerals" refers to the estimated amount of palladium and other commodities that will be obtained from proven and probable reserves after taking into account losses during mining, ore processing and concentrate treatment.

The Company performed an impairment test as at December 31, 2005, and decided that a write-down of mining assets was unnecessary. The impairment test completed during the fourth quarter of 2004, resulted in a non-cash charge of $108.0 million (net of tax - $103.4 million or $2.01 per share) to write down the carrying value of mining interests. An assessment of impairment was required as a result of changes in key assumptions (refer to note 5 to the Financial Statements) which were primarily affected by a continuation of low palladium prices and a weakening US dollar.

Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment charges.

Non-cash amortization decreased to $18.3 million in 2005 compared to $36.7 million in 2004. The lower amortization amount is attributable to the 43% decrease in palladium production and the reduction in the unit of production amortization rate to approximately C$68 per palladium ounce compared to approximately C$133 per palladium ounce in 2004 as a result of the asset impairment charge recorded in 2004, which lowered the book value of mining interests.

For 2005, there was a $55.9 million loss from mining operations compared to an $88.1 million loss from mining operations in 2004, after allowing for the $108.0 million impairment charge. This decrease in earnings was mainly attributable to the 43% reduction in production, as well as the reduced palladium revenue as a result of not having the benefit of the floor price of US$325 under the Palladium Sales Contract and having to sell into the spot market (except for 6,403 ounces) with its depressed palladium prices evident for much of the year, as well as a further weakening in the US dollar.

Other income and expense, which includes interest income and expense, and foreign exchange gains and losses, was an expense of $0.6 million in 2005 compared to $2.2 million in 2004. In the current year there was a foreign exchange gain of $0.3 million compared to a loss of $0.3 million in 2004. The foreign exchange gain relates primarily to the Company's US dollar denominated credit facilities which have benefited from the strengthening of the Canadian dollar compared to the US dollar.


{4}

In 2005, the Company incurred interest expense on long-term debt of $2.5 million compared to $1.8 million in 2004. The increased interest expense in the current year reflects the increase in interest rates year-over-year.

In 2005, the Company had a tax recovery of $2.9 million as a result of losses and allowing for the recovery of future mining tax liability from previous years. The Company's 2004 provision for income tax expense of $1.8 million was significantly lower than the statutory income tax rate of approximately 39%, due to the fact that no tax benefit or tax asset has been recorded on the impairment charge of $108.0 million.

For the year ended December 31, 2005, the Company reported a net loss of $53.6 million or $1.03 per share compared to net loss of $92.1 million or $1.79 per share for the year ended December 31, 2004.

After adjusting for the impairment charge, the insurance recovery, and foreign exchange, the adjusted net income was $7.3 million ($0.14 per share) for the year ended December 31, 2004, compared to the net loss of $53.6 million ($1.03 per share) for the year ended December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES
Cash used in operations (prior to changes in non-cash working capital) was $39.0 million in 2005, compared to cash provided by operations of $52.1 million in 2004. The $91.1 million decrease in operating cash flow was mainly attributable to the 43% reduction in palladium production, as well as the reduced palladium revenue as a result of not having the benefit of the floor price of US$325 under the Palladium Sales Contract, combined with a 31% decrease in revenue from by-product metals, as well as a further weakening in the US dollar. In addition, throughout the year there was an increase in operating costs from an increase in the waste to ore strip ratio 3.14:1 in 2005, compared to 2.68:1 in 2004 and continuing pressure on costs, particularly steel, tires, power, diesel fuel and ongoing mill repairs. Changes in non-cash working capital provided $29.6 million of cash in the current year as compared to $29.7 million in 2004. Palladium awaiting settlement declined to 65,905 ounces at December 31, 2005, compared to 114,186 ounces at December 31, 2004. The reduction in the physical quantity of metal in the concentrate awaiting settlement combined with the lower palladium price and a weaker US dollar all used to value the concentrate awaiting settlement resulted in a 45% reduction in the value of concentrate awaiting settlement. After allowing for non-cash working capital changes, cash used by operations was $9.4 million in 2005 compared to cash provided of $81.8 million in 2004.

Investing activities required $35.4 million of cash in 2005. Two major projects were undertaken during the year, the upgrade of the tailings management facility for $5.8 million and the ongoing underground mine development, which commenced in mid 2004 and will extend into early 2006, required $23.9 million excluding $6.5 million of mining equipment purchased under capital leases. This compares with $26.5 million of net investing activities in 2004.

The Company's debt position was reduced to $46.3 million at December 31, 2005, compared to $50.2 million at December 31, 2004 and the year-end cash and cash equivalents balance were reduced to $15.0 million compared to $65.8 million for the prior year.

The Company will require additional funding in 2006 to meet its ongoing obligations. Management has been successful in the past in securing financing in the capital markets and has no reason to believe it will be unable to continue to do so in the near future, but cannot guarantee that this will occur.

On March 3, 2006, the Company announced it had entered into an arranged private placement of convertible notes and common share purchase warrants. This offering consists of up to US$58.5 million aggregate principal amount of convertible notes convertible into common shares of the Company at a premium of 13% to the market price of the common shares on the date of closing. The notes will bear an interest rate of 6.5% per annum. Upon issuing the notes to the investors, the Company shall issue common share purchase warrants equal to 50% of the common shares issuable if such convertible notes were converted by the holders immediately following the closing of the transaction. The holder of the warrants shall be entitled for a period of four years following the date of issuance,


North American Palladium Ltd.                                                {5}
to purchase one common share for each warrant held at an exercise price equal to 125 percent of the market price. The convertible notes will contain customary covenants, including certain restrictions on the Company incurring debt, obligations or involving the payment of money in excess of certain restricted amounts. The convertible notes will contain full-ratchet anti-dilution protection, subject to the restrictions pursuant to the rules of the TSX. The the transaction closed on March 29, 2006.


CONTRACTUAL OBLIGATIONS

-------------------------------------------------------------------------------------------------------------
                                                                         Payments Due by Period
As at December 31, 2005
(thousands of dollars)                            Total          1 Year         1-3 Years         4-5 Years
-------------------------------------------------------------------------------------------------------------
Senior credit facility                       $   24,324      $    6,664      $     13,328      $      4,332
Kaiser-Francis credit facility                   13,407          13,407               --                 --
Capital lease obligations                         8,541           2,323             4,069             2,149
Operating leases                                  1,053             675               375                 3
Other purchase obligations                        5,175           5,175                --                --
                                             $   52,500      $   28,244      $     17,772      $      6,484
-------------------------------------------------------------------------------------------------------------

There are no payments due after five years.


FIXED-PRICE COPPER SWAP CONTRACTS (THE "C OPPER HEDGE POSITION")
-------------------------------------------------------------------------------------------------------------
As of December 31, 2005
-------------------------------------------------------------------------------------------------------------
Copper tonnes hedged                            150 (or approximately 5% of 2006's expected production)
-------------------------------------------------------------------------------------------------------------
Maturity date of copper swap contracts          March, 2006
-------------------------------------------------------------------------------------------------------------
Weighted-average estimated fixed copper         US$2,851 per tonne (US$1.29 per lb.)(1)
  price up to maturity date
-------------------------------------------------------------------------------------------------------------
Payment obligations                             The Company will pay on a monthly basis the floating copper price (average monthly LME 3-month copper price) for the
                                                respective volume of copper metal swapped and receive a
                                                fixed price from the counterpart for the period up to the
                                                maturity date
-------------------------------------------------------------------------------------------------------------
Unrealized mark-to-market loss at
  December 31, 2005                             US$240,000
-------------------------------------------------------------------------------------------------------------

1 Weighted-average estimated copper price is based on the aggregate value of contracted fixed prices for the expected copper volumes for each respective delivery month divided by the total volume of copper under the swap contract.

The Company entered into a Master Swap Agreement with a counterpart, which governs the term of its forward fixed price swap. The counterpart has a long-term credit rating assigned by Standard & Poor's of "A" or better, or equivalent rating from other international credit rating agencies.

RELATED PARTY TRANSACTIONS
The Company engaged Louis J. Fox in November, 1999, to provide services in connection with the negotiation of palladium end-user supply contracts, project capital financing, smelting and refining agreements, metals price forecasting and marketing other metals. The services agreement was negotiated at arms-length prior to Mr. Fox becoming a director of the Company. Mr. Fox received a fee in connection with the negotiations related to the Palladium Sales Contract. The amount paid to Mr. Fox in 2005 was $218,000 compared to $581,000 in 2004. The Palladium Sales Contract expired on June 30, 2005 and no further fees are payable to Mr. Fox in connection with this contract.


{6}

In December 2001, Kaiser-Francis provided a US$20 million non-revolving credit facility to finance the Company's working capital requirements. In the second quarter of 2004, the Kaiser-Francis credit facility was extended to June 30, 2006. Interest is based on the 30-day LIBOR plus 2.50% and the stand-by fee is 0.125% per annum. The amount paid to Kaiser-Francis for interest and standby fee was $836,000 in 2005 compared to $585,000 in 2004. Kaiser-Francis holds approximately 50% of the common shares of the Company.

FOURTH QUARTER AND MANAGEMENT'S OUTLOOK
There is no apparent pattern of variability or seasonality affecting the Company's operations. The principal drivers of the Company's performance are its monthly production of PGM and by-product metals from its Lac des Iles mine and the corresponding world spot prices of such metals.

Production for the fourth quarter 2005 was approximately 37,000 ounces of palladium with an average palladium head grade of 1.47 g/t. This was a reduction from the third quarter's palladium production of 39,500 ounces and the previous year's production of 63,000 ounces during the same period. Intermittent operating disruptions with the primary crusher led to a decrease in mill throughput, availability, and head grade as the Company utilized the crushed ore stockpile which was of lower grade than the forecasted run of mine ore. Mill availability during the fourth quarter lowered to 80.8% from 91.7% during the third quarter and from 84.9% in the comparative period in 2004. Overall, the net loss in the fourth quarter was $11.0 million, lower than the third quarter's loss of $19.6 million, primarily due to increased revenue being realized from higher average prices of palladium experienced during the last quarter, and higher than the fourth quarter 2004's small profit of $0.3 million (prior to the non-cash write down of mining assets), mainly due to lower realized palladium revenue because of palladium sales in 2004 being done under the Palladium Sales Contract floor price of US$325/oz. During 2005, the spot price of palladium per ounce ranged from a high of US$295/oz to a low of US$172/oz and averaged US$201/oz compared to an average of US$230/oz during 2004.

During 2005, North American Palladium continued to develop the underground mine. The underground mine is expected to commence commercial production at the end of March, 2006, providing 2,000 tonnes per day in combination with the open pit production of 13,000 tonnes per day. Palladium production in 2006 is expected to be approximately 280,000 ounces with a cash cost, net of by-product credits, in the US$200/oz ounce range as the expected average blended head grade in 2006 increases to 2.33g/tonne, in line with the historical averages of the mine.

The Company's aggressive exploration program will continue in 2006, with approximately $15.0 million being allocated to exploration activities. The main focus will be on the APP in Finland. Drilling is due to commence in late February with the drilling results to be incorporated into a scoping study scheduled to begin later in 2006. The Company will focus on the further definition of the Offset High Grade Zone at Lac des Iles and grassroots projects such as the Shebandowan project. In addition, a key strategy moving forward will be to continue the pursuit of quality Ni/PGM opportunities.

The PGM markets continue to benefit from strong global fundamentals, particularly from the expectation of further economic growth in China, India, Brazil and the United States. The Company strongly believes that the fundamentals are in place for increased metal demand, which will ultimately lead to higher palladium prices.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

1. CHANGE IN ACCOUNTING POLICY
HEDGING RELATIONSHIPS
In 2003, the CICA finalized amendments to Accounting Guideline AcG-13, "Hedging Relationships" that clarified certain of the requirements in AcG-13 and provided additional documentation and application guidance. AcG-13 is applicable for the Company's 2004 fiscal year. As a result of the adoption of AcG-13, the Company has marked-to-market its forward foreign exchange contracts beginning January 1, 2004. The impact of this change was an


North American Palladium Ltd.                                                {7}
increase to derivative income of $0.2 million in the first six months of 2004. Commencing July 1, 2004, these foreign exchange contracts were designated as a hedge of US dollar revenue and are accounted for in revenue as realized.

2. CRITICAL ACCOUNTING ESTIMATES
Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact the Company's financial statements. The following accounting estimates are critical:

(A) IMPAIRMENT ASSESSMENTS OF LONG-LIVED ASSETS
Each year, the Company reviews the mining plan for the remaining life of mine. Significant changes in the mine plan can occur as a result of mining experience, new discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, metal prices and other factors. Based on year-end ore reserves and the current mine plan, the Company reviews annually its accounting estimates and makes adjustments accordingly.

The Company assesses long-lived assets for recoverability on an annual basis. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset.

Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material affect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment changes.

(B) AMORTIZATION OF MINING INTERESTS
The Company amortizes a large portion of its mining interests using the unit of production method based on proven and probable reserves. As a result of the asset impairment charge recorded in 2004, the unit of production amortization rate in 2005 reduced by approximately 49%. Changes in reserves as at June 30, 2003, caused amortization rates to increase by approximately 25%. Changes in reserve estimates are calculated periodically and could affect amortization expense prospectively.

(C) FORWARD METAL SALES AND METAL PRICE SWAP CONTRACTS
In the fourth quarter of 2003, North American Palladium updated its hedge policy to allow for managing the Company's exposure to market metal prices, particularly its platinum, gold, nickel and copper price exposure. With the adoption of this policy and from time to time, the Company will enter into forward metal sales or cash settled swaps to establish fixed metal prices in order to manage metal price volatility.

North American Palladium uses fixed-price forward platinum sales contracts and cash settled gold, nickel and copper price swap contracts to insulate its earnings and cash flows from changes in these metal prices. These contracts allow the Company to sell its platinum to credit-worthy metal dealers at a fixed price under the forward sales contract. In the case of gold, nickel and copper, the Company receives a fixed metal price in exchange for paying the floating price received under its physical sales contracts to acceptable counterparts under the metal price swap contracts. In October, 2005, the Company made a decision to unwind various by-product metal hedges namely, platinum, gold, and nickel through the buy-back of forward sales or cash settled metal price swaps. This decision was taken to reposition the Company's exposure to its by-product metals in advance of the expected increase in metal production at Lac des Iles in 2006.

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED
FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT
In January 2005, the CICA released new Handbook Section 3855, "Financial Instruments - Recognition and Measurement", effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial


{8}
instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. The Company has not yet determined the affect these new standards will have on its financial position and results of operations.

COMPREHENSIVE INCOME AND EQUITY
In January 2005, the CICA released new Handbook Section 1530, "Comprehensive Income", and Section 3251, "Equity", effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components, in a separate financial statement that is displayed with the same prominence as other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company has not yet determined the affect these new standards will have on its financial position and results of operations.

HEDGES
In January 2005, the CICA released new Handbook Section 3865, "Hedges", effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. The Company does not expect the adoption of this standard to have a material impact on its financial position and results of operations.

NON-GAAP MEASURE
North American Palladium has included in this document a non-GAAP performance measure for cash cost per ounce. This non-GAAP measure does not have any standardized meaning nor is it necessarily comparable with similar measures presented by other companies. North American Palladium believes that certain investors use this information to evaluate the Company's performance. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.


RECONCILIATION OF CASH COST PER OUNCE TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------------------------------------
Year ended December 31
(thousands of dollars except per ounce amounts)                                    2005               2004
-------------------------------------------------------------------------------------------------------------
Production costs including overhead                                      $       99,322       $    102,936
Smelter treatment, refining and freight costs                                    15,777             23,602
-------------------------------------------------------------------------------------------------------------
                                                                                115,099            126,538
Less: by-product metal revenue                                                  (49,208)           (71,416)
-------------------------------------------------------------------------------------------------------------
                                                                                 65,891             55,122
-------------------------------------------------------------------------------------------------------------

Divided by ounces of palladium                                                  154,196            270,448
-------------------------------------------------------------------------------------------------------------

Cash cost per ounce (C$)                                                            427                204
-------------------------------------------------------------------------------------------------------------
C$ exchange rate                                                                1.19062             1.2795
-------------------------------------------------------------------------------------------------------------
Cash cost per ounce (US$)                                                $          359       $        159
-------------------------------------------------------------------------------------------------------------

RECONCILIATION BETWEEN NET INCOME IN ACCORDANCE WITH CANADIAN GAAP AND ADJUSTED NET INCOME
The adjusted net income reported in this analysis has not been calculated in accordance with Canadian GAAP, the accounting principles under which our consolidated financial statements are prepared, and there is no standard definition in such principles for such adjusted net income or loss. Accordingly, it is unlikely that comparisons can be made among different companies in terms of such adjusted results reported by them.


North American Palladium Ltd.                                                {9}

The following table provides a reconciliation between our adjusted net income and net income (loss) as reported in accordance with Canadian GAAP for the years ended December 31, 2005 and December 31, 2004:

-------------------------------------------------------------------------------------------------------------
                                                          Net Income             Basic Net Income Per Share
                                                    Year Ended December 31         Year Ended December 31
-------------------------------------------------------------------------------------------------------------
(thousands of dollars except per share amounts)        2005            2004            2005            2004
-------------------------------------------------------------------------------------------------------------
Canadian GAAP net income (loss) as reported     $   (53,611)    $   (92,110)     $    (1.03)     $    (1.79)
Impairment charge net of tax                             --         103,376              --            2.01
Foreign exchange (gain) loss net of tax                (268)            340           (0.01)           0.01
Insurance recovery net of tax                            --          (4,352)             --           (0.09)
-------------------------------------------------------------------------------------------------------------
Adjusted net income                             $   (53,879)    $     7,254      $    (1.04)     $     0.14
-------------------------------------------------------------------------------------------------------------

OTHER INFORMATION
Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission's website at www.sec.gov.

OUTSTANDING SHARE DATA
As of February 21, 2006, there were 52,216,770 common shares of the Company outstanding and options outstanding pursuant to the 1995 Corporate Stock Option Plan entitling holders thereof to acquire 544,085 common shares of the Company at an average strike price of $10.43.

RISKS AND UNCERTAINTIES
The price of palladium is the most significant factor influencing the profitability of the Company. In 2005, sales of palladium accounted for approximately 47% of the Company's revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other PGM producing countries, particularly Russia and South Africa. The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

Currency fluctuations may affect cash flow since production currently is sold in United States dollars, whereas the Company's administration, operating and exploration expenses are incurred in Canadian dollars. As a result, changes in the exchange rate between Canadian and United States dollars can affect revenue and profitability.

The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining. Currently the Company sells all of its concentrate to one smelting firm under a contract that expires on September 30, 2006. Management believes it will be successful in negotiating an extension and/or new agreement with the smelting firm, but cannot guarantee that this will occur.

Disclosure Controls and Procedures
Management is responsible for the information disclosed in this management's discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. As of the financial year ended December 31, 2005, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2005 to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

{10}

Forward-Looking Statements - Certain statements included in this 2006 annual report, financial statements for the year ended December 31, 2005 and management's discussion and analysis are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "continue", "proposed", "appears", "indicating", "predicting", "estimate", "expect", "plan", "should", "may", "will" and other similar expressions are intended to identify forward-looking statements. In particular statements relating to the estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life, financing, construction and commissioning, and exploration prospects are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others: metal price volatility, changes in the US/CDN dollar exchange rate, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems, recoverability of metals, future profitability and production, availability of financing on acceptable terms and unexpected problems during the development, construction and start-up phases of the underground mine. For a more comprehensive review of risk factors, please refer to the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.


North American Palladium Ltd.                                               {11}

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

C.      NOTICE OF PENSION FUND BLACKOUT PERIOD

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2005.

D.      AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's board of directors has determined that Mr. Gregory J. Van Staveren, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert, as that term is defined in General Instruction B8(a) of Form 40-F. The Registrant's board of directors has also determined that Mr. Van Staveren is independent.

The Registrant discovered an inadvertent violation of Section 121 of the American Stock Exchange ("AMEX") Company Guide in 2006. Mr. Van Staveren, has a brother who is a partner at KPMG LLP ("KPMG"), the Company's outside auditor. As a result of Mr. Van Staveren's brother's affiliation with KPMG, Mr. Greg Van Staveren is not independent within the meaning of Section 121A(f) of the AMEX Company Guide, which provides that a director who is, or has an immediate family member who is, a current partner of a listed company's outside auditor is not independent.

Note 5 to the Commentary to Section 121 of the AMEX Company Guide provides that foreign companies are permitted to follow home country practice in lieu of the audit committee requirements specified in Section 121 in accordance with the provisions of Section 110, provided that such companies comply with Rule 10A-3 under the Exchange Act. The fact that Mr. Greg Van Staveren's brother is a partner at KPMG does not impair his independence under Rule 10A-3. Further, the Registrant was not in violation of the director independence and audit committee requirements under applicable Canadian requirements.

The Registrant made application to the AMEX for a waiver of the requirements of
Section 121 of the AMEX Company Guide is this regard. The waiver was granted on March 10, 2006.

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

F.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

        AUDIT FEES

The aggregate fees billed by KPMG LLP ("KPMG"), the Registrant's external auditors for the fiscal year ended December 31, 2004 and 2005, for services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for such years were Cdn$210,000 and Cdn$329,640, respectively.

        AUDIT-RELATED FEES

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2004 and 2005 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements for such years were Cdn$nil and Cdn$30,820, respectively.

        TAX FEES

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2004 and 2005 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$79,000 and Cdn$12,075, respectively. Tax services provided included preparation of corporate tax returns and review of tax provisions.

        ALL OTHER FEES

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2004 and 2005 for products and services provided by KPMG, other than the services reported in the preceding three paragraphs, were Cdn$nil and Cdn$nil, respectively.

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

H.      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets out the Registrant's known contractual obligations for its long-term liabilities and lease commitments as of the fiscal year ended December 31, 2005

(CANADIAN DOLLARS IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------
                                               Payments due by period
------------------------------------------------------------------------------------------------------------------
                                                                 Less than      1 to  3      4 to 5
                                                        Total      1 year        years       years     Thereafter
------------------------------------------------------------------------------------------------------------------
SENIOR CREDIT FACILITY                                $ 24,324    $  6,664      $ 13,328     $ 4,332     $     -
KAISER-FRANCIS CREDIT FACILITY                          13,407      13,407             -           -           -
CAPITAL LEASE OBLIGATIONS                                8,541       2,323         4,069       2,149           -
OPERATING LEASES                                         1,053         675           375           3           -
OTHER PURCHASE OBLIGATIONS                               5,175       5,175             -           -           -
------------------------------------------------------------------------------------------------------------------
TOTAL CONTRACTUAL OBLIGATIONS                         $ 52,500    $ 28,244      $ 17,772     $ 6,484     $     -
==================================================================================================================

I.      IDENTIFICATION OF AUDIT COMMITTEE

The Registrant has an audit committee comprised of three individuals: Mr. Greg Van Staveren, Mr. Michael Amsden and Mr. Steven Berlin. Mr. Amsden is independent as that term is defined under the rules and regulations of the AMEX. Mr. Berlin is not independent, as that term is defined under the rules and regulations of the AMEX, as, prior to December 31, 2005, he served as an executive officer of Kaiser Francis Oil Company, which owns approximately 50% of the outstanding common shares of the Registrant. Mr. Berlin does satisfy the requirements of Rule 10A-3 under the Exchange Act. Further, Mr. Berlin is a certified public accountant and has considerable experience in corporate finance. Pursuant to Section 121B(2)(b) of the AMEX Company Guide, the board of directors has determined it in the best interests of the Registrant and its shareholders that Mr. Berlin be appointed to the audit committee in this exceptional and limited circumstance because of his qualifications and experience. He will not serve on the audit committee in excess of two consecutive years. As described above in Item D, Mr. Van

Staveren is not independent as that term is defined under the rules and regulations of the AMEX.

J.      CRITICAL ACCOUNTING POLICIES

A discussion of the Registrant's critical accounting policies can be found in its Management's Discussion and Analysis for the year ended December 31, 2005 filed with the Commission as Document 3 herein.

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


                                         NORTH AMERICAN PALLADIUM LTD.



Dated: March 29, 2006                    By: /s/ Ian M. MacNeily
                                            ------------------------------------
                                         By: Ian M. MacNeily
                                         Title: Vice President, Finance and
                                                Chief Financial Officer

                                  EXHIBIT INDEX


NUMBER      DOCUMENT


   1.       Consent of KPMG LLP
   1.       Consent of Ernst & Young LLP
  31. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
  32. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002