Form 40-F/A
period 2004-12-31
NORTH AMERICAN PALLADIUM LTD
filed 2006-04-06
CIK 887701

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 40-F/A
                                (AMENDMENT NO. 1)

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

        ----------------------------------------------------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                 NAME OF EACH EXCHANGE
          TITLE OF EACH CLASS                    ON WHICH REGISTERED:
    --------------------------------        --------------------------------
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

             Yes   X                              No
                -------                             -------

                                EXPLANATORY NOTE

North American Palladium Ltd. (the "Registrant") is filing this Amendment No. 1 to Registrant's Annual Report on Form 40-F (the "2004 40-F"), dated March 29, 2005, in order to supplement the information contained therein. The 2004 40-F inadvertently omitted the auditors' report (the "Report") of Ernst & Young LLP ("E&Y") dated February 20, 2004 with respect to the consolidated financial statements of the Registrant as at December 31, 2003 and for each of the years in the two-year period then ended, included therein, and the consent (the "Consent") of E&Y to include the Report. The Report and the Consent related thereto are included in this Amendment No. 1 to the 2004 40-F. With the exception of including the Report, there have been no changes to the Audited Comparative Consolidated Financial Statements for the fiscal year ended December 31, 2004. Accordingly, all information contained in the 2004 40-F, including any forward looking statement, is as of March 29, 2005 and has not been updated to reflect events subsequent to such date.

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

Document No. 3:     Management's Discussion and Analysis of Operations and
                    Financial Position for the fiscal year ended December 31, 2004.

                                                                  DOCUMENT NO. 1


                       PREVIOUSLY FILED ON MARCH 29, 2005

                                                                  DOCUMENT NO. 2

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

        ANDRE J. DOUCHANE            GEORGE D. FAUGHT
        President and CEO            Vice President Finance,
                                     and CFO


30                                  Continued FOCUS on Operations, Growth and Financial Position

Auditors' Report

TO THE SHAREHOLDERS OF NORTH AMERICAN PALLADIUM LTD.

We have audited the consolidated balance sheet of North American Palladium Ltd. as at December 31, 2003 and the consolidated statements of earnings and deficit and cash flows for each of the years in the two-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.


/s/ Ernst & Young LLP


Chartered Accountants

Toronto, Canada,
February 20, 2004

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

                                                                  DOCUMENT NO. 3


                       PREVIOUSLY FILED ON MARCH 29, 2005

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

                                    SIGNATURE

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                          NORTH AMERICAN PALLADIUM LTD.


Dated: April 5, 2006                      By: /s/ Ian M. MacNeily
                                             -----------------------------------
                                          By:    Ian M. MacNeily
                                          Title: Vice President, Finance and
                                                 Chief Financial Officer

                                  EXHIBIT INDEX


NUMBER        DOCUMENT

   1.         Consent of KPMG LLP
   1.         Consent of Ernst & Young LLP
  31. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
  32. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002