Form 40-F
period 2006-12-31
NORTH AMERICAN PALLADIUM LTD
filed 2007-04-02
CIK 887701

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File Number 1-15142

North American Palladium Ltd.
(Exact name of Registrant as specified in its charter)

Canada	1099	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

 130 Adelaide Street West
Suite 2116, Toronto, Ontario
M5H 3P5
(416) 360-7590
(Address and telephone number of Registrants' principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title Of Each Class	Name of each Exchange On Which Registered:
Common Shares, No Par Value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report.

The Registrant had 52,947,693 Common Shares
outstanding as at December 31, 2006

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

Yes ☐ 82-______	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:	Annual Information Form for the fiscal year ended December 31, 2006, dated March 30, 2007.

Document No. 2:	Audited Comparative Consolidated Financial Statements for the fiscal year ended December 31, 2006, prepared in accordance with Canadian generally accepted accounting principles and the notes thereto.

Document No. 3:	Supplementary schedule of “Reconciliation to Accounting Principles Generally Accepted in the United States” in accordance with Item 18 of Form-20F.

Document No. 4:	Management's Discussion and Analysis of Operations and Financial Position for the fiscal year ended December 31, 2006.

Document No. 1

NORTH AMERICAN PALLADIUM LTD.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2006

DATED MARCH 30, 2007

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual information form (“AIF”) contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and the securities legislation of certain of the provinces of Canada. Forward-looking statements are necessarily based on estimates and assumptions made by the Corporation in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These estimates and assumptions are inherently subject to significant business, economic and competitive uncertainties, many of which, with respect to future events, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Corporation, or on its behalf.

In making the forward-looking statements in this AIF, the Corporation has applied numerous material factors and assumptions, including, but not limited to:

•	the assumption that the operation of, and production and processing from, the underground mine in conjunction with the open pit mine will remain viable operationally and economically;

•	financing is available on reasonable terms;

•
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

•	the assumption that the Corporation will be able to negotiate the renewal of/or enter into a new smelting and refining agreement(s) and

•
the assumption that the Corporation’s plans for sustainable recoveries from the Lac des Iles Mine, for further exploration at the Lac des Iles Mine and surrounding region and for exploration in Finland can proceed as expected.

The words “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection”, “strategy” and similar expressions are intended to identify forward-looking statements in this AIF. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.

In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this AIF should not be considered as a representation by the Corporation or any other person that its objectives or plans will be achieved. Numerous factors could cause the Corporation’s actual results to differ materially from those in the forward-looking statements, including the following, which are discussed in greater detail under the “Risk Factors” section herein:

•	inability to meet production volumes or operating cost goals;

•	inaccurate resource and reserve estimates;

•	inherent risks associated with mining and processing operations;

•	failure to maintain production levels for underground mining operations;

•	failure of the exploration program to increase reserves;

•	competition from other mining companies;

•	interruption of operations at the Lac des Iles Mine;

•	termination or failure to renew smelting agreement(s);

•	volatility in metal prices;

•	changes in the United States/Canadian dollar exchange rate;

•	failure to renew the collective agreement on acceptable terms when it expires;

•	costs of complying with current and future environmental regulation;

•	costs of complying with other current and future governmental regulation;

•	competition from other suppliers of platinum group metals;

•	development of new technology leading to reduced demand for palladium;

•	loss of key personnel;

•	defaults under credit facilities; and

•	hedging activities.

These factors should be considered carefully, and readers should not place undue reliance on the Corporation’s forward-looking statements. The Corporation undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date of this AIF or to reflect the occurrence of unanticipated events, except as required by law.

  METRIC CONVERSION TABLE

Imperial	Metric
1 troy ounce	31.103 grams
1 ton, short	0.907 tonnes
1 troy ounce per ton	34.286 grams per tonne
1 foot	0.305 metres
1 mile	1.609 kilometres
1 acre	0.405 hectares

OTHER INFORMATION

All dollar amounts referred to herein are in Canadian dollars unless stated otherwise. Unless otherwise indicated, all financial information included herein has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which may differ from United States generally accepted accounting principles (“U.S. GAAP”).

Descriptions of mineral reserve and mineral resource estimates included herein under Canadian standards may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the United States Securities and Exchange Commission. See “Mineral Reserve and Resource Estimates - Note to U.S. Shareholders” herein.

The information is this AIF is presented as at March 20, 2007 unless otherwise indicated.

CORPORATE STRUCTURE

North American Palladium Ltd. (the “Corporation”) is the successor to Madeleine Mines Ltd., a company incorporated under the Québec Mining Companies Act by letters patent dated February 2, 1968. In January 1992: (i) Madeleine Mines Ltd. was amalgamated with a wholly owned Québec subsidiary of 2750538 Canada Inc., a company incorporated under the Canada Business Corporations Act by articles of incorporation dated September 12, 1991; (ii) the amalgamated company was wound up into 2750538 Canada Inc.; and (iii) 2750538 Canada Inc. changed its name to “Madeleine Mines Ltd.” By articles of amendment dated July 24, 1993, Madeleine Mines Ltd. changed its name to “North American Palladium Ltd.” The Corporation has one operating subsidiary, Lac des Iles Mines Ltd. (“LDI”), incorporated under the Canada Business Corporations Act, and wholly owned by the Corporation. Unless otherwise indicated, all references in this AIF to the “Corporation” include North American Palladium Ltd., together with its wholly-owned subsidiary, Lac des Iles Mines Ltd. The Corporation has two additional subsidiaries, North American Palladium Finland Oy and North American Palladium Arctic Services Oy, both Finnish corporations which are wholly-owned (see “Arctic Platinum Project”).

The Corporation’s registered office is at Suite 2116, 130 Adelaide Street West, Toronto, Ontario M5H 3P5, telephone: (416) 360-7590, fax: (416) 360-7709. The Corporation’s mining operations are situated approximately 85 kilometres northwest of Thunder Bay at Lac des Iles, in northern Ontario. The postal address is P.O. Box 10547, Thunder Bay, Ontario P7B 6T9, telephone: (807) 448-2000, fax: (807) 448-2001.

GENERAL DEVELOPMENT OF THE BUSINESS
AND DESCRIPTION OF THE BUSINESS

The following description of the Corporation’s business includes many geological terms that may not be familiar to the reader. For a description of the meaning of some of these terms, please see the “Glossary of Terms” included in this AIF.

Overview

The following contains forward-looking statements about the Corporation’s business. Reference should be made to “Special Note Regarding Forward-Looking Statements” on page 1 and for a description of material factors that could cause the Corporation’s actual results to differ materially from the forward-looking statements in the following, please see “Risk Factors” commencing at page 25.

The Corporation owns and operates an open pit and underground mine known as the Lac des Iles Mine and a processing plant with a design capacity of 15,000 tonnes per day. The mining and processing operation produces by flotation a palladium rich concentrate that also contains platinum, gold, copper and nickel. The concentrate is delivered to the Sudbury smelter operations of Xstrata Limited (formerly Falconbridge Limited) (“Xstrata”) and then further processed at its refining operations in Kristiansand, Norway.

In late 2003 the Corporation commissioned a feasibility study in response to scoping studies and a pre-feasibility study that indicated a higher grade sub-vertical ore body located directly beneath the open pit was viable as an underground mine. The feasibility study confirmed that an underground operation was economically viable operating concurrently with the open pit to provide a blended higher grade mill feed.

The development of the underground mine commenced in the second quarter of 2004. Maintaining access to the original mine portal for the underground mining operations was difficult during 2005, as a result of pit blasts that obstructed the open pit ramp and ultimately limited underground access. The access problem was resolved by extending the main underground ramp to provide continuous access to the underground operation that was above the active open pit areas. Capital costs for the underground development were $36 million for direct and indirect costs (on budget). Mining equipment accounted for an additional $10 million of capital costs and the Corporation is financing this equipment through a vendor lease program. The Corporation began full production from the underground operations on April 1, 2006 and effective this date the production from the underground operations has been reflected in the operating results of the Corporation. The underground production for the nine months ended December 31, 2006 averaged 2,245 tonnes per day with an average palladium grade of 5.96 grams per tonne. During the fourth quarter of 2006, underground production was 2,418 tonnes per day, with an average palladium grade of 6.42 grams per tonne.

Lac des Iles Mine

The Lac des Iles property consists of four mining leases from the Government of Ontario numbered 104108 to 104111, inclusive, comprising 85 single unit mining claims and covering an aggregate of 1,469.57 hectares. The mining leases are dated September 1, 2006 and expire on August 31, 2027. In addition to the mining leases, the Corporation holds mining claims covering approximately 15,058.1 hectares within a 425 kilometre radius of the Lac des Iles Mine.

The Lac des Iles Mine and surrounding property are located approximately 85 kilometres northwest of the City of Thunder Bay, Ontario. Paved road access is provided by Ontario Provincial Highway 527, followed by 15 kilometres of an all weather gravel road, maintained by the Corporation. Approximately 90% of the employees reside in the Thunder Bay area.

Open Pit Mining Operations

The following table sets forth information concerning the production from the Lac des Iles Mine open pit operation for each of the five years ended December 31, 2006:

	2006	2005	2004	2003	2002
Ore mined (tonnes)	3,926,911	3,705,555	4,574,134	4,396,847	7,250,963
Waste mined (tonnes)	8,888,037	11,619,658	12,275,889	10,164,806	9,828,552
Total mined (tonnes)	12,814,948	15,325,213	16,850,023	14,561,653	17,079,515
Stripping ratio	2.26:1	3.14:1	2.68:1	2.31:1	1.36:1
Average daily production (tonnes)	35,109	41,987	46,038	39,895	46,793

The Corporation mines ore and waste from the open pit using conventional hydraulic 25 cubic metre and 19 cubic metre shovels, 190 tonne trucks, 187 millimetre blast hole drills and a fleet of conventional ancillary equipment. Mine waste is stockpiled outside of design pit limits.

In 2006, total tonnes mined from the open pit amounted to 12.8 million tonnes or approximately 35,000 tonnes per day of combined ore and waste compared to 15.3 million tonnes or 42,000 tonnes per day in 2005. Ore production for 2006 totalled 3.9 million tonnes grading 1.63 grams per tonne of palladium compared to 3.7 million tonnes grading 1.72 grams of palladium per tonne in 2005.

During 2006 the waste to ore strip ratio decreased to 2.26:1 compared to 3:14 in 2005. The waste to ore strip was higher in 2005 because of the development of the Phase 4 pit.

At the end of 2006, the broken ore stockpile consisted of 609,998 tonnes grading 1.81 grams of palladium per tonne containing approximately 35,000 ounces of palladium compared to 714,589 tonnes grading 1.78 grams of palladium per tonne containing approximately 41,000 ounces of palladium at the end of 2005.

During the first quarter of 2006, the ultimate pit design implemented in 2004 was changed to an interim pit design that addressed previously disclosed south pit wall instability issues. The Corporation engaged an independent geotechnical consultant to review the slope stability issues and his recommendations were used by P&E Mining Consultants in designing a reconfigured open pit. The Corporation then commenced a detailed review of its life-of-mine operating plan for the Lac des Iles Mine. As a result of the review a revised mine plan has been adopted and the carrying value of the Corporation’s mining interests have been reviewed based upon this revised mine plan. The Corporation’s management believes, as at December 31, 2006, an impairment charge and a corresponding reduction in the carrying value of its mining interests is not required.

Underground Mining Operations

The underground portion of the Roby deposit is a continuation to depth of the Roby High Grade Zone that forms the core of the Roby open pit reserves. The underground deposit lies below the ultimate pit bottom of the Roby open pit at an elevation of 209 metres above sea level, and extends to a depth of 170 metres below sea level, for a total dip length of 444 metres.

Full production in the underground mine commenced April 1, 2006 and in the nine months ended December 31, 2006, the underground mine produced at the average rate of 2,245 tonnes of ore per day at an average head grade of 5.96 grams of palladium per tonne.

Mobile equipment for the underground mine, for the Corporation and its contractors includes three electric hydraulic jumbo drills, two longhole drills, two 6 cubic metre scooptrams, two 8.4 cubic metre scooptrams, three 60 tonne trucks and two 40 tonne trucks, along with other service and support equipment.

The chosen mining method is sublevel retreat longitudinal longhole stoping with no fill. The mining block interval is 70 metres floor to floor including a 15 metre to 25 metre sill pillar below each haulage level. Stopes are 45 metres to 55 metres high by the width of the orebody. Total intake ventilation for the mine is designed to be 205 cubic metres per second. There is one intake ventilation raise/secondary egress situated outside the ultimate open pit limits and air exhausts up the main ramp.

Work is currently being conducted using the Corporation’s workforce and contractors. The Corporation is endeavouring to replace contractors with its own employees; however, there is significant competition for skilled underground miners. The Corporation will continue to use contractors for production mining as it seeks to attract underground miners to the operation. Blasthole drilling and underground development work will continue to be conducted by contractors.

Milling Operations

The concentrator produces a palladium rich concentrate that is shipped off-site for final processing. See “Smelting and Refining Agreements”. The following table set forth the tonnes milled and the metal production of the concentrate for each of the five years ended December 31, 2006:

Year	Milled	Concentrate	Palladium	Platinum	Gold	Copper	Nickel
	(tonnes)	(tonnes)	(troy ozs)	(troy ozs)	(troy ozs)	(lbs)	(lbs)
2006	4,570,926	29,483	237,338	22,308	17,237	5,155,588	2,721,042
2005	4,780,599	30,698	177,167	18,833	14,308	5,514,670	2,353,227
2004	5,298,544	45,652	308,931	25,128	25,679	7,836,183	4,320,970
2003	5,159,730	36,869	288,703	23,742	23,536	7,142,674	4,070,785
2002	4,851,621	27,179	219,325	19,180	16,030	5,295,486	2,763,654

The concentrator facility used at the mine has a design capacity of 15,000 tonnes per day. Ore is crushed in a gyratory crusher and conveyed to a coarse ore stockpile. With the commissioning of the secondary crusher in 2004, all of the coarse ore was crushed in the secondary crusher and the finer material was fed to the SAG mill. In 2005, modifications were made to the secondary crusher, including the installation of a grizzly to enable the operators to control the amount of coarse ore processed by the secondary crusher. The ore is ground to a nominal P80 (the size of an opening through which 80% of the product will pass) of 74 microns in a conventional semi-autogenous mill/ball mill/pebble crusher (SABC) circuit. The ground ore feeds a flotation circuit that is comprised of rougher/scavengers, four stages of cleaning and includes a regrind circuit. The flotation circuit in the old concentrator is currently connected to the new concentrator to provide additional cleaner flotation capacity. The final concentrate is thickened and dewatered using two pressure filters. Tailings are contained in the existing tailings impoundment facility which is required to be expanded on an annual basis, throughout the life of the mine.

The concentrator processed 4,570,926 tonnes of ore or 12,523 tonnes per calendar day in 2006 at an average palladium head grade of 2.18 grams per tonne and an average palladium recovery of 74.0%. The concentrator throughput was 4,780,599 tonnes of ore in 2005 at an average palladium grade of 1.66 grams per tonne and an average palladium recovery of 69.6%. The Corporation produced 237,338, 177,167 and 308,931 ounces of palladium in 2006, 2005 and 2004, respectively. Palladium production increased in 2006 primarily as a result of improved head grade due to the production from the underground mine. Recoveries were affected primarily by higher head grade, as well as the ongoing process of improving the throughput and availability of the mill by addressing and systematically resolving previously identified issues. These included flotation circuit improvements, implementation of proactive preventative maintenance programs, changes made to the mill flow sheet, reagent mix and the quality of recycled water.

Production costs per tonne of ore milled were $24.60 in 2006, $20.78 in 2005 and $19.43 in 2004. Cash costs, which include direct and indirect operating costs, smelting, refining, transportation and sales costs, royalties, net of credits for by-products, were US$201 per ounce of palladium in 2006, US$359 per ounce of palladium in 2005 and US$159 per ounce of palladium in 2004. The decrease in the unit cash costs was caused by a combination of improved head grades and metal recoveries, which led to a 34% increase in palladium production to 237,338 ounces in 2006 compared to 177,167 ounces in 2005, combined with the 70% increase in revenue from by-product metals. In addition, throughout the year there was a decrease in the open pit waste to ore strip ratio to 2.26:1 in 2006, compared to 3.14:1 in 2005. However, there continues to be pressure on costs, particularly steel, tires, power and diesel fuel.

Facilities and Infrastructure

In addition to the concentrator, the mining operation includes an assay laboratory, a warehouse, electrical shop, a three bay truck shop to service the larger haul trucks, an operations camp, a water treatment plant, a propane storage facility, a fuel storage area and an electrical substation. Power is delivered to the site by a 65 kilometre power line, which ties directly into the northwestern Ontario power grid.

The present tailings management facility (“TMF”) has been operating since 1990. Until 1998, the dams were primarily constructed as water retaining dams, comprising rock fill, filters and glacial till or high density polyethylene facing. In 1998 and 1999, dams at the north end of the facility were raised using rock fill and tailings. Further TMF expansion commenced in 2000 and was designed to accommodate successive lifts when required to store the tailings produced over the mine life. The dams have been raised and are constructed of non-reactive waste rock two inch minus crushed rock and geotextile. The TMF is an industrial waste impoundment, where erosion is minimized, runoff is managed, water is returned to the concentrator as needed and excess water is stored until it can be treated and released. The design of the operation provides for closure and reclamation of the facility.

Metal Sales

During 2006 all palladium production was sold into the spot market with one or more commodity dealers and manufacturers.

On January 19, 2007, LDI entered into a platinum and palladium purchase agreement with Auramet Trading LLC. See “Financing - Platinum and Palladium Purchase Agreement”.

The Corporation enters into forward commodity sales contracts on its by-product metal production from time to time to hedge the effect of changes in certain metal prices on the Corporation’s revenues. During 2006, however, the Corporation chose to sell all of its by-product metal production into the spot market.

Royalty Agreement

Production from the Lac des Iles Mine is subject to a royalty agreement with The Sheridan Platinum Group Inc. and John Patrick Sheridan (together referred to as the “Sheridan Group”). Under the agreement, the Corporation is obligated to pay to the Sheridan Group a royalty equal to 5% of “net cash proceeds” received from concentrates and other products produced at the Lac des Iles Mine. The term “net cash proceeds” is defined in the royalty agreement generally as the net proceeds of sale receivable by LDI from the production and sale of concentrates from the Lac des Iles Mine, after deducting the costs of sampling, assaying, transporting and insuring the concentrate; smelter, processing and refining charges and penalties (excluding LDI’s own processing costs) and all applicable taxes and royalties that must be paid in respect of the mining operations. Under the royalty agreement, the Sheridan Group may elect, and has elected, to receive payment of the royalty, in respect of palladium and platinum, in kind rather than in cash and, in respect of other metals, the Sheridan Group has elected to receive cash. All mining operations at the Lac des Iles Mine are located on the mining leases and are covered by the royalty agreement.

Smelting and Refining Agreement

The Corporation has a smelting and refining agreement with Xstrata pursuant to which Xstrata purchases the Corporation’s concentrates and settles in cash or, at the Corporation’s option, makes available to the Corporation the refined palladium, platinum and gold at Xstrata’s refining facilities in Kristiansand, Norway. The agreement expires on April 30, 2007 and a renewal is currently being negotiated. However, in certain circumstances, such as default of performance, insolvency or ceasing to carry on business, the agreement can be terminated by the party not in default, insolvent or ceasing to carry on business. The agreement can be suspended in the event of a force majeure.

The Corporation had an agreement with Inco Limited (now CVRD Inco Limited) (“Inco”), which expired on November 30, 2005. Under the terms of the agreement, Inco purchased the Corporation’s concentrates and settled in cash or, at the Corporation’s option, made available to the Corporation the refined palladium and platinum at Inco’s Acton Refinery in London, England.

Financing

Senior Credit Facilities

On June 28, 2004, the Corporation entered into a US$20 million and a $10 million senior credit facility (the “Senior Credit Facilities”) with a leading equipment finance company. These facilities are fully drawn. The US$20 million credit facility is repayable in equal quarterly instalments of US$1 million which commenced on September 30, 2004 and has a final maturity on June 30, 2009. The $10 million credit facility is repayable in equal quarterly instalments of $500,000 which commenced on February 24, 2005 and has a final maturity of November 24, 2009. The Senior Credit Facilities have an interest margin of 2.5% over the 30-day LIBOR rate and the lender has a first priority security in all of the Corporation’s existing and future assets excluding its production leases and claims. The Senior Credit Facilities allow, in certain circumstances, full repayment of outstanding amounts drawn at any time during their respective terms.

Kaiser-Francis Credit Facilities

In December 2001, Kaiser-Francis Oil Company (“Kaiser-Francis”) provided a US$20 million non-revolving credit facility to finance the Corporation’s working capital requirements. In the second quarter of 2004, the Kaiser-Francis credit facility was extended to June 30, 2006 as part of a debt restructuring plan. Interest was based upon the 30-day LIBOR rate plus 2.50% and there was a stand-by fee of 0.125% per annum. In connection with the loan, the Corporation granted Kaiser-Francis a security interest in the assets of the Corporation, including a pledge of the LDI shares. The security interest was subordinated to the security interests of the senior credit facility. This credit facility was repaid on June 23, 2006 pursuant to the terms of the Series II convertible note issued on that date (see “Convertible Note Financing” below).

On October 12, 2006, the Corporation obtained from Kaiser-Francis a $US5 million short-term working capital loan maturing December 31, 2006. The interest rate under the loan was the 30-day LIBOR rate plus 2.5%. The Corporation paid a commitment fee of US$38,000 and amounts not drawn under the loan were subject to a standby fee of 0.125% per annum. In connection with the loan, the Corporation granted to Kaiser-Francis a first priority security interest in the inventory and receivables of the Corporation. On December 13, 2006 the maturity date was extended to March 31, 2007, with no other changes in terms. The Corporation paid a commitment fee of US$25,000 for the extension. As at December 31, 2006, the outstanding loan was $US5 million. The loan was repaid on March 7, 2007 (see “Platinum and Palladium Purchase Agreement” below).

The amount payable to Kaiser-Francis for interest, standby fees and guarantee fees on these facilities was $551,000 in 2006 compared to $836,000 in 2005. As at December 31, 2006, US$5 million was drawn on the facilities. Kaiser-Francis holds approximately 50% of the outstanding Common Shares of the Corporation.

Convertible Note Financing

On March 28, 2006, the Corporation announced the execution of a securities purchase agreement dated March 24, 2006 (the “Securities Purchase Agreement”) relating to the private placement of up to US$58.5 million principal amount of convertible notes (the “Convertible Notes”) together with common share purchase warrants (the “Warrants”) exercisable to purchase, for four years from the date of their issuance, 50% of the number of Common Shares underlying the Convertible Notes. Under the terms of the Securities Purchase Agreement, on March 29, 2006 the Corporation issued a Series I Convertible Note in the principal amount of US$17.5 million to each of Kaiser-Francis and IP Synergy Finance Inc. (“IPSF” and, collectively with Kaiser-Francis, the “Holders”). On June 23, 2006, the Corporation issued a Series II Convertible Note in the principal amount of US$13.5 million to Kaiser-Francis

The Series I Convertible Notes were initially convertible into 2,873,563 Common Shares representing an effective price of US$12.18 per share (the “Initial Conversion Price”). The Series II Convertible Note was initially convertible, at the Initial Conversion Price, into 1,108,374 Common Shares. The Initial Conversion Price is equal to 113% of the Initial Market Price. For the purposes of the Convertible Notes, the Initial Market Price is US$10.78, being the five day weighted average trading price of the Common Shares on the American Stock Exchange (the “AMEX”) immediately preceding March 24, 2006. In addition, Warrants exercisable to purchase 1,436,782 Common Shares (the “Series I Warrants”) were issued with the Series I Convertible Notes, and common share purchase warrants exercisable to purchase 554,187 Common Shares (the "Series II Warrants") were issued with the Series II Convertible Note. Each Warrant is exercisable to purchase one Common Share at an initial exercise price (the “Initial Exercise Price”) of US$13.48. The Initial Exercise Price of the Warrants is equal to 125% of the Initial Market Price.

The Series I Convertible Notes bear interest at a rate of 6.5% per annum, payable bi-monthly, commencing on June 1, 2006. The Series II Convertible Note bears interest at a rate of 6.5% per annum, payable bi-monthly, commencing on August 1, 2006. The Series I Convertible Notes are to be repaid in nine equal instalments which will commence on April 1, 2007. The Series II Convertible Note is to be repaid in nine equal instalments which will commence on August 1, 2007. The interest payments and/or principal repayment amounts may be paid to each Holder, at such Holder’s option, in any combination of cash and/or Common Shares. Common Shares issued for interest payments or in repayment of the Convertible Notes will be issued at a 10% discount from the weighted average trading price of the Common Shares on the AMEX for the five consecutive trading days immediately prior to the applicable payment date. The Corporation has the right to defer any principal repayment in cash until a later principal repayment date. There is no limit on the length of the deferral, other than it cannot be deferred later than the final maturity date. The Company must give five days notice of its intention to defer payment.

Commencing June 29, 2007, in respect of the Series I Convertible Notes, and September 23, 2007, in respect of the Series II Convertible Note, if the weighted average trading price of the Common Shares on the AMEX for each of any twenty-five consecutive trading days is at least 150% of the Initial Conversion Price, the Corporation will, subject to certain conditions, have the right to force the Holders to convert all or any of the outstanding principal amount of the Series I Convertible Notes or the Series II Convertible Note, respectively, at the then conversion price.

The Convertible Notes contain customary covenants, including restrictions on the Corporation incurring debt, payment of dividends or obligations for or involving the payment of money in excess of certain restricted amounts. The Convertible Notes also contain customary anti-dilution protection (including full protection for dividends) as well as adjustments in the event that the Corporation issues Common Shares or securities convertible into Common Shares at a purchase price (the “Effective Price”) per Common Share less than the Conversion Price. In such event, the conversion price will be reduced to the Effective Price, provided that the adjusted conversion price cannot be less than US$9.12 (adjusted as prescribed in the Convertible Notes). As a result of subsequent issues of Common Shares at Effective Prices less than the Initial Conversion Price, the conversion price of the Convertible Notes has been reduced to US$9.45.

The Warrants contain anti-dilution protection similar to that of the Convertible Notes. In the event that the Corporation issues Common Shares or securities convertible into Common Shares at an Effective Price per Common Share less than the exercise price of the Warrants, the exercise price of the Warrants will be reduced to the Effective Price provided that the adjusted exercise price cannot be less than US$10.73 (adjusted as prescribed in the Warrants). As a result of subsequent issues of Common Shares at an Effective Price less than the Initial Exercise Price, the exercise price of the Warrants has been reduced to US$10.73.

The Securities Purchase Agreement also provided the Holders with an option to acquire a third tranche of US$10 million principal amount of convertible notes (the “Series III Convertible Notes”) on or before December 31, 2006, with each Holder entitled to acquire one-half. If either Holder determined not to acquire its entire allotment of the Series III Convertible Notes, the other Holder was entitled to purchase the balance. Warrants were also to be issued in connection with the Series III Convertible Notes. The Holders elected not to exercise their option to acquire the Series III Convertible Notes.

On June 21, 2006, the shareholders of the Corporation approved the issuance of all of the Common Shares issuable to the Holders in connection with the Convertible Notes.

If a Holder elects to receive interest payments or principal repayments on the Series I Convertible Notes or Series II Convertible Note in Common Shares and the Corporation is, for any reason, unable to issue such Common Shares, the interest payment or principal repayment will be made in cash. If a Holder is restricted in its ability to receive Common Shares upon conversion of the Series I Convertible Notes or Series II Convertible Note, the Holder may require the Corporation to pay cash to such Holder in an amount equal to the number of Common Shares which such Holder was not permitted to receive (the “Excess Shares”) multiplied by the average of the weighted average trading price of the Common Shares on the AMEX for each of the five trading days immediately prior to the date of the payment, upon which the Corporation will have no further obligation to issue such Excess Shares. If a Holder is restricted in its ability to receive Common Shares upon exercise of Series I or Series II Warrants, the Corporation will be required to pay cash to such Holder in an amount equal to the binomial option pricing model of the applicable Warrant with respect to the portion of such Warrant which is unexercisable.

To date, the Holders have elected to receive all interest payable under the Convertible Notes in Common Shares. For the year ended December 31, 2006, the Corporation issued 242,159 Common Shares to the Holders in payment of interest due under the Convertible Notes. An additional 68,138 Common Shares were issued in payment of interest for the two month period ended February 1, 2007.

Private Placement

On February 27, 2007 the Corporation completed a private placement of 550,000 flow through common shares at $11.00 per share for gross proceeds of $6.05 million. The underwriter of the private placement was Dundee Securities Corporation which received a 6% commission. The gross proceeds will be used to expedite wok on the Shebandowan Project.

Platinum and Palladium Purchase Agreement

On February 5, 2007, the Corporation announced that LDI had entered into a platinum and palladium purchase agreement dated as of January 19, 2007 (the “Auramet Agreement”) with Auramet Trading, LLC (”Auramet”), a precious metals merchant, providing for the purchase and sale of an average of 10,000 ounces of palladium and 500 ounces of platinum per month. The Corporation is a guarantor of LDI’s obligations under the Auramet Agreement. LDI may not request any purchase and sale after June 15, 2008 and all sales and payment therefor are required to be settled by December 31, 2008. LDI may receive advance payments not exceeding, at any time, an aggregate maximum of US$25 million.

The purchase price of the metal purchased under the Auramet Agreement may be fixed or provisional, determined in the case of fixed by: (i) Auramet's current market bid price at the time of the transaction, and/or (ii) market limit orders by LDI to Auramet that have been concluded; and in the case of provisional, the afternoon fixing of the London Bullion Marketing Association immediately preceding the purchase. In each case such pricing will reflect the forward value corresponding to the scheduled delivery date. Advance payments to LDI may not exceed specified values of fixed and provisionally priced platinum and palladium. Provisional prices must be fixed prior to the scheduled delivery date for such precious metals. Each advance payment will be subject to a discount equal to LIBOR plus 1.9% per annum for the period between the date the advance payment is made and the scheduled delivery date. Upon the delivery of the precious metals to Auramet, Auramet will pay to LDI the difference between the advance payment and the purchase price.

To secure the obligations of LDI under the Auramet Agreement, LDI has granted to Auramet a security interest, among other things, in the concentrates (including the precious and base metals contained therein) mined at the Lac des Iles Mine, together with the proceeds arising from the sale of the concentrate, and, by way of security, an assignment of its smelting and refining agreement with Xstrata.

The first advance payment was made on March 7, 2007 and was used to repay a bridge loan from the Corporation’s major shareholder and subsequent advance payments will be used to finance working capital requirements.

Collective Agreement with Hourly Workers

Following mediation during 2006, the Corporation entered into a new collective agreement with United Steelworkers of America, Local 9422. The new collective agreement is for a three year term and expires on February 23, 2009.

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

In the Lac des Iles area, the Lac des Iles Intrusive Complex is one of many platinum group metal-bearing, mafic to ultramafic, intrusions that define a circular feature (of speculative origin) with a diameter of 30 kilometres. The 30-square kilometre Lac des Iles Intrusive Complex consists of three separate magma chambers partially separated by tonalite septum. The ultramafic North Lac des Iles Intrusive Complex is centered on Lac des Iles. The gabbroic Mine Block Intrusion and Camp Lake Intrusion occur south of Lac des Iles. The Camp Lake Intrusion is a relatively homogeneous hornblende gabbro and contains minor base metal sulphides and platinum group metals. The Mine Block Intrusion to the north is complex in structure, texture and composition, and contains abundant platinum group metal mineralization. The most significant occurrences of platinum group metal (PGM) mineralization are in the Mine Block Intrusion and are the Roby, Twilight, Baker and Creek zones. The Roby and Twilight zones are the only defined areas of economic mineralization on the Lac des Iles property.

Mine Block Intrusion Geology

The Roby zone is a breccia zone, currently measuring 950 metres long, 815 metres wide and 1500 metres deep, and remains open at depth. Platinum group metal mineralization is associated with pyroxenite, gabbronorite and gabbro in areas that have been invaded and brecciated by copper-nickel-platinum group metal-bearing melanogabbro, which also generated abundant pegmatitic gabbro. The PGM mineralization typically contains from a trace to 5% pyrrhotite, chalcopyrite, pyrite and pentlandite. The platinum group metals include vysotskite, isomerticite, kotulskite, sperrylite, merenskyite and palladium arsenide. Similar breccia textured mineralization occurs at other locations within the intrusive complex.

The Roby zone contains two distinct types of mineralization separated by a zone of sheared and mineralized pyroxenite that trends north-northwest. North of the shear zone, the North Roby ore is hosted by varitextured gabbro and gabbronorite that strikes northeast and dips to the east-southeast variably at 45 to 60 degrees. This mineralization tends to be sulphide-poor. Southwest of the shear zone the breccia ore (the “Breccia Ore”) is hosted by a heterolithic gabbro breccia with abundant pegmatitic and varitextured gabbro. From the pyroxenite contact, the grades diminish gradually to the west. This zone of Breccia Ore typically contains 2% to 5% sulphides. The pyroxenite is well mineralized and contains high grade ore associated with intense alteration. The Main High Grade Zone occurs at the eastern boundary of the central portion of the Roby Zone and extends below the economic limits of the Roby pit. This near vertical planar zone has a strike length exceeding 350 metres with thickness averaging 12 metres and is ideal for exploitation by underground mining methods. It is continuous to a depth of 675 metres where it is truncated and offset to the west by a fault. Below this fault, the faulted extension known as the Offset High Grade zone has been traced to a depth of 1,200 metres, over a strike length of 600 metres, and remains open down plunge and to a large degree down dip. As well, a second mineralized zone, known as the Footwall Roby Zone, has been located on the footwall side, and in immediate proximity to the Offset High Grade Zone.

The Twilight zone lies 50 to 70 metres east of the east boundary of the Roby zone. The Baker zone is located one kilometre east of the Roby zone and the Creek Zone is located less than two kilometres from the Roby Zone.

Exploration

In 2006, exploration drilling on the Offset High Grade Zone totalled 5,662.5 metres in 8 drill holes that were wedged from previously completed drill holes. The drilling was conducted by Bradley Brothers Limited and supervised by employees of the Corporation. The Offset High Grade Zone has now been intersected over a 700 metre vertical height and approximately 600 metres along strike.

The results from the drilling program carried out in 2006 were announced in two press releases dated June 20, 2006 and September 14, 2006 and are summarized in tabular form below:

	(metres)			(grams per tonne)%				%
Hole ID	From	To	Interval	Palladium	Platinum	Gold	Nickel	Copper
05-006W2	1021.35	1096.00	74.65	7.231	0.465	0.622	0.145	0.153
incl	1024.00	1064.00	40.00	10.375	0.648	0.968	0.210	0.223
05-006W3	1043.70	1069.00	25.30	7.606	0.557	0.645	0.161	0.123
incl	1053.00	1066.00	13.00	10.244	0.658	0.724	0.155	0.103
05-006W4	1068.00	1164.00	96.00	6.310	0.429	0.454	0.162	0.153
incl	1068.00	1081.35	13.35	15.194	0.754	1.003	0.153	0.230
05-006W5	1050.00	1070.00	20.00	6.610	0.526	0.394	0.130	0.144
incl	1114.00	1127.00	13.00	7.369	0.326	0.264	0.134	0.097
05-016W1	986.60	995.00	8.40	6.268	0.518	0.794	0.230	0.349
and	1012.75	1060.00	47.25	5.083	0.339	0.400	0.181	0.217
incl	1024.00	1038.20	14.20	8.600	0.424	0.250	0.090	0.159
and	1083.00	1094.00	11.00	7.337	0.384	0.222	0.055	0.081
05-016W2	965.75	975.15	9.40	9.560	0.669	0.769	0.273	0.269
and	982.00	994.00	12.00	5.381	0.373	0.322	0.090	0.217
05-016W3	1021.00	1071.00	50.00	6.446	0.465	0.360	0.096	0.077
incl	1021.00	1048.00	27.00	8.198	0.585	0.387	0.100	0.072
incl	1021.00	1033.00	12.00	10.197	0.690	0.338	0.091	0.069
05-016W4	1066.60	1216.50	149.90	5.372	0.384	0.456	0.175	0.180
incl	1066.60	1080.50	13.90	10.281	0.741	0.947	0.300	0.274
and	1127.00	1151.00	24.00	7.306	0.493	0.753	0.193	0.216

Exploration for 2007 at Lac des Iles is expected to focus on completion of sufficient drilling so as to allow upgrading of the mineral resources contained in the upper portion of the Offset High Grade Zone and the Footwall Roby Zone into Measured and Indicated mineral resource categories The drilling program is expected to commence in the second quarter of 2007. The mineral resources will then be re-estimated using all available information. This work is expected to be completed in the fourth quarter of 2007.

Mineral Reserve and Mineral Resource Estimates

The following contains forward-looking statements about the Corporation’s mineral reserve and mineral resource estimates. Reference should be made to “Special Note Regarding Forward-Looking Statements” on page 1 and for a description of material factors that could cause the Corporation’s actual results to differ materially from the forward-looking statements in the following, please see “Risk Factors” commencing at page.

The mineral resource and mineral reserve estimates prepared by the Corporation conform to the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Reserves - Definitions and Guidelines adopted by the CIM Council on August 20, 2000 which classifies resources into measured, indicated and inferred confidence categories and classifies reserves as proven and probable. These mineral resource and mineral reserve estimates are disclosed in compliance with National Instrument 43-101 Standards Of Disclosure For Mineral Projects (“National Instrument 43-101”)..

Note to U.S. Shareholders

The Corporation is required under Canadian law (National Instrument 43-101 of the Canadian securities administrators) to report mineral reserves and resources using the classification system set out in the CIM Standards for Mineral Resources and Mineral Reserves (as amended on December 11, 2005). These guidelines establish definitions for the reporting of mineral resources and mineral reserves in Canada. These definitions have not been adopted for use in the United States by the Securities and Exchange Commission (the “SEC”).

The CIM definitions of proven and probable reserves are substantially similar to the definitions of proven and probable reserves as set out Industry Guide No. 7 under the U.S. Securities Act of 1933, as amended. In addition, Canadian law requires disclosure of mineral resources if such resources are material to the company. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized by Canadian securities administrators, they are not defined terms under the standards in the United States. As such, the information contained in this AIF (and in particular the sections entitled “Mineral Reserves” and “Mineral Resources”) concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC. “Measured mineral resources”, “Indicated mineral resources” and “inferred mineral resources” have variable amounts of uncertainty as to their existence and as to their economic and technical viability. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of the mineralization classified in these categories will ever be reclassified as reserves.

Mineral Reserves

Mineral reserves are presently defined on a palladium-only basis for the open pit and underground mines. The deposit is polymetallic by nature, with economically recoverable credits for platinum, gold, copper, nickel and cobalt. A significant portion of revenue is derived from palladium, averaging about 48% of revenues in 2006.

The following table sets forth the estimated open pit reserves at the Lac des Iles Mine as at December 31, 2006:

Reserves	Tonnes	Palladium	Platinum	Gold	Copper	Nickel	Palladium	Platinum
	(000)	(g/t)	(g/t)	(g/t)	(%)	(%)	(000 oz)	(000 oz)
Proven	6,853	2.353	0.221	0.188	0.072	0.085	518	49
Proven Stockpiles	604	1.772	0.195	0.156	0.058	0.076	34	4
Probable	2,616	2.060	0.215	0.173	0.075	0.087	173	18
Total Proven and Probable	10,073	2.242	0.218	0.182	0.072	0.085	725	71

The following table sets forth the estimated underground reserves at the Lac des Iles Mine as at December 31, 2006:

Reserves	Tonnes	Palladium	Platinum	Gold	Copper	Nickel	Palladium	Platinum
	(000)	(g/t)	(g/t)	(g/t)	(%)	(%)	(000 oz)	(000 oz)
Proven (Stockpile)	5.68	5.844	0.380	0.439	0.103	0.106	1	0.07
Probable	2,695	6.580	0.400	0.330	0.070	0.080	570	35
Total Proven and Probable	2,701	6.578	0.400	0.330	0.070	0.080	571	36

Notes:

1. The Mineral Reserves for the underground mine were prepared under the supervision of Mr. David Penna, P. Geo and by Dr. Will Bawden, Ph. D., P. Eng. Mr. Penna holds the position of Senior Geologist at LDI while Dr. Bawden is independent of LDI and the Corporation.

2. The dilution factors were taken from the Technical Report disclosing the results of the Feasibility Study for Underground Mining as prepared by Mssrs. Graham Clow and David Rennie of Roscoe Postle and Associates (2004), a copy of which is available on SEDAR.

3. The mineral reserves are calculated at a cut-off grade of 4.5 grams of palladium per tonne for the underground mine, assuming an average long-term palladium price of US$325 per ounce and includes by-product metal credits.

4. The palladium and platinum metal ounces are on a contained basis without adjustment for processing or smelting recoveries.

See “Note to U.S. Shareholders” above.

Mineral Resources

The following table sets forth the estimated open pit resources at the Lac des Iles Mine as at December 31, 2006:

Resources	Tonnes	Palladium	Platinum	Gold	Copper	Nickel	Palladium	Platinum
	(000)	(g/t)	(g/t)	(g/t)	(%)	(%)	(000 oz)	(000 oz)
Measured	8,259	1.671	0.222	0.126	0.062	0.078	444	59
Measured (Stockpile)	12,045	0.963	0.122	0.081	0.034	0.055	373	47
Indicated	4,726	1.608	0.215	0.113	0.058	0.076	244	33
Total Measured and Indicated	25,030	1.318	0.173	0.102	0.048	0.067	1,061	139
Inferred	—	—	—	—	—	—	—	—

1.	The Mineral Resources for the open pit mine were prepared under the supervision of Mr. David Penna, P. Geo., who holds the position of Senior Geologist at LDI.

2.
The mineral resources are calculated at a cut-off grade of 1.1 grams of palladium per tonne for the open pit, assuming an average long-term palladium price of US$325 per ounce and includes by-product metal credits.

3.	Mineral resources are in addition to Mineral Reserves. Resources which are not reserves do not have demonstrated economic viability.

4.	The open pit reserves are reported as grade-diluted blocks but are stated on an in-situ basis.

5.	The palladium and platinum metal ounces are on a contained basis without adjustment for processing or smelting recoveries.

The following table sets forth the estimated underground resources for the Roby High Grade Zone at the Lac des Iles Mine as at December 31, 2006:

Resources	Tonnes	Palladium	Platinum	Gold	Copper	Nickel	Palladium	Platinum
	(000)	(g/t)	(g/t)	(g/t)	(%)	(%)	(000 oz)	(000 oz)
Indicated	1,337	7.65	0.44	0.37	0.07	0.08	329	19
Inferred	—	—	—	—	—	—	—	—

Notes:

1. The Mineral Resources for the underground mine were prepared under the supervision of Mr. David Penna, P. Geo., who holds the position of Senior Geologist at LDI.

2. Mineral resources are in addition to Mineral Reserves. Resources which are not reserves do not have demonstrated economic viability.

3. Mineral resources are calculated at a cut-off grade 4.5 grams of palladium per tonne for the underground mine, assuming an average long-term palladium price of US$325 per ounce and includes by-product metal credits. The cut-off grades reflect the current estimated life-of-mine costs of mining and processing, in conjunction with smelting and transportation costs consistent with current contracts.

4. The palladium and platinum metal ounces are on a contained basis without adjustment for processing or smelting recoveries.

The following table sets forth the estimated Offset High Grade Zone resources at the Lac des Iles Mine as at February 23, 2007:

Resources	Tonnes	Palladium	Platinum	Gold	Copper	Nickel	Palladium	Platinum
	(000)	(g/t)	(g/t)	(g/t)	(%)	(%)	(000 oz)	(000 oz)
Indicated	3,239	5.45	0.38	0.39	0.121	0.133	568	40
Inferred	12,794	5.25	0.38	0.37	0.108	0.124	2,160	156

Notes:

1. Richard E. Routledge, M.Sc., P. Geo. of Scott Wilson Roscoe Postle Associates (“Scott Wilson RPA”) is a qualified person under NI 43-101 and prepared the Offset High Grade Zone resource estimate.

2. Resources are in addition to reserves. Resources which are not reserves do not have demonstrated economic viability.

3. Mineral resources are calculated at a cut-off grade of 3.6 grams of palladium equivalent per tonne for the Offset High Grade Zone, assuming an average long-term palladium price of US$300 per ounce and includes by-product metal credits (platinum = US$875 per ounce, gold = US$500 per ounce, copper = US$1.50 per pound and nickel = $US7.00 per pound) . Palladium Equivalent = Pd (g/t) + 2.49 x Pt (g/t) + 1.38 x Au (g/t) + 2.72 x Cu (%) + 7.35 x Ni (%).

4. The palladium and platinum metal ounces are on a contained basis without adjustment for processing or smelting recoveries.

5. Mineral resources are stated on a combined basis of the Offset High Grade Zone and the Roby Footwall Zone

See “Note to U.S. Shareholders”

Environmental Matters

The expansion of operations at the Lac des Iles Mine in 2000 and 2001 involved amending the then existing closure plan under the Mining Act (Ontario), which included an increase in the amount of financial assurance required by the Ministry of Northern Development and Mines (“MNDM”). The closure plan and financial assurance agreement were submitted to the MNDM in April 2001. Under the financial assurance agreement, the Corporation is required to provide financial assurance of $7.8 million payable in installments of $100,000 per month over six years. As at December 31, 2006, the Corporation had approximately $8.0 million on deposit with the MNDM.

The Corporation has designed the expanded operations so as not to infringe on any navigable waters or fish habitat. Consequently, management believes no federal approvals or permits are required pursuant to either the Navigable Waters Protection Act or the Fisheries Act. In addition, because federal approvals are not required, an environmental assessment under the Environmental Assessment Act should not be necessary. However, if production increases beyond 15,000 tonnes per day, federal permits may be necessary. This would trigger an environmental assessment which may be in the form of a comprehensive study.

Minimum permitting and approvals were required for the underground mine as it is an extension of the much larger and higher impact open pit operations. The current Land Use Permit was expanded by the Ministry of Natural Resources to accommodate the additional parking lot, camp facilities and a portion of the tailings management facility. Notices of material change regarding the extension of the mine underground and the east waste dump were submitted to the MNDM and an amendment to the Certificate of Approval (Air) for the secondary crusher and underground operations were submitted to and approved by the Ministry of the Environment.

An amendment to the closure plan for the extension of the mine underground was submitted to the MNDM on December 7, 2005. The closure costs for the combined open pit and underground mine were reviewed by an independent engineering firm which determined that the estimate of $7.8 million was sufficient.

  Haines-Conacher (Shebandowan) Properties

On December 3, 2003, the Company entered into an option and joint venture agreement with Inco Limited on the Haines-Conacher properties which surrounds the past producing Shebandowan mine. The agreement was subsequently amended March 31, 2006 to include the mine. The Haines-Conacher properties are located approximately 80 kilometres southwest of Thunder Bay. In order to earn a 60% interest in the property, the Corporation must make cash payments aggregating $200,000 and incur exploration expenditures of $3.0 million on or before December 3, 2007.

Nickel-copper-PGM mineralization at Shebandowan occurs as stringer, breccia and massive sulphides that are hosted within highly altered and deformed ultramafic bodies which have been interpreted as basaltic komatiites. In the immediate area around the Shebandowan mine, two significant ultramafic units have been recognized, a “Northern” or “Main” unit which was the principle host to the nickel-copper mineralization at Shebandowan and a “South” unit.

As a follow up to a short 4-hole, diamond drill program totalling 584 metres in length in 2005 around the historic “D Zone” located approximately 1,500 metres west of the old mine workings, the Corporation completed an eighty-three hole drill campaign in 2006 totalling 12,511 metres in length. This was an expansion of the originally proposed fifteen hole program that focused on testing an area west of the Number 1 Shaft immediately to the west and along strike of the Shebandowan mine containing the “West” Zone and “Road” Zone. The initial results of this drilling program were disclosed in a press release dated September 12, 2006. The drilling program was completed in late December, 2006 with final checking of the data from the internal Quality Control procedures nearing completion.

Encouraging intersections encountered in the South unit (including 20.1 metres grading 1.93% nickel, 1.02% copper, 0.94 g/t palladium, 0.18 g/t platinum, 0.16 g/t gold and 0.05% cobalt from one hole) warrant further investigation. An infill drill program for the West and Road Zones was initiated around the higher grade intercepts to enable a reliable resource estimate to be completed on the West, Road and D Zones, in addition to the verification of all historic data.

Composite drill core samples have been submitted to SGS Lakefield for preliminary metallurgical test work to examine the amenability of processing Shebandowan mineralization through the Lac des Iles concentrator. A Technical Report prepared in compliance with the requirements of National Instrument 43-101 which will disclose the results of the mineral resource estimate at Shebandowan is expected to be available in the first half of 2007.

Management believes that the mining and trucking to the Lac des Iles mill of small tonnages daily of the high nickel-in-sulphide type mineralization from Shebandowan could have beneficial impacts on the cash flow and the life of mine of the Lac des Iles Mine. To date, the Corporation has spent $1.9 million on exploration on the properties. Inco retains the right to increase its interest from 40% to 60%, exercisable in the event that a feasibility study on the properties defines a significant nickel deposit, by funding the feasibility study implementation costs equal to 200% of the Corporation’s total expenditures.

Shakespeare Property

On September 29, 2005 the Corporation and Ursa Major Minerals Corporation (“URSA”) entered into an option and joint venture agreement to evaluate and explore a nickel, copper and PGE property known as the Shakespeare property located 120 kilometres west of the city of Sudbury, Ontario. The property is hosted within the Nipissing aged Shakespeare Intrusive.

The agreement provided that the Corporation could acquire a 60% undivided interest in URSA’s interest in the Shakespeare property and become the operator by making payments to URSA aggregating $1.5 million, making a production decision and securing the project financing for commercial production.

In March 2006, URSA presented to the Corporation the completed feasibility study on a contemplated open-pit mine and 4,500 tonne per day concentrator. Although the feasibility study was positive, the rate of return indicated in the study did not meet the Corporation’s investment criteria and, consequently, the Corporation terminated its involvement in the project in September 2006.

Arctic Platinum Project

On March 24, 2006, the Corporation entered into an agreement (the “Acquisition Agreement”) with Gold Fields Exploration B.V. (“GFBV”) and Gold Fields Finland Oy (“GFF”) providing for the acquisition by the Corporation of approximately 50% of GFF and, in certain circumstances, a 60% interest in GFF and settled the terms of a shareholders agreement (the “Shareholders Agreement”) under which the Corporation and GFBV will hold their shares of GFF if the Corporation acquires an interest in GFF. The Corporation will be the project operator. GFF owns platinum group metal properties in Finland known as the Arctic Platinum Project (“APP”). During the option period the Corporation will further explore and investigate the development of a mining operation at the APP.

In order to exercise the option, on or before August 31, 2008 the Corporation must: (i) complete a rescoping and exploration program; (ii) complete a feasibility study; (iii) make a production decision and prepare the initial formal development proposal and associated budget based on the feasibility study; (iv) incur expenditures of US$12.5 million on the APP; and (v) issue 7,381,636 Common Shares to GFBV in order to earn a 50% interest or 9,227,033 Common Shares to earn a 60% interest. The Corporation will advance the earn-in expenditures to the APP through North American Palladium Finland Oy, its wholly-owned subsidiary.

The APP covers several advanced stage exploration properties including the Konttijarvi and Ahmavaara open pit projects, together known as the Suhanko Project, that were the subject of a feasibility study (the “2005 Feasibility Study”) prepared by Gold Fields in 2005. The exploration target at Suhanko is for bulk tonnage, disseminated to locally semi massive base metals and platinum group elements occurring near the base of the Konttijarvi-Suhanko Intrusive.

The APP also includes the nearby Narkaus and the Penikat Projects, both of which host significant platinum group and base metal mineralization.

The Corporation commenced work on the APP late in the first quarter of 2006. Three drills were mobilized into the Narkaus area to commence exploration and infill drilling on the Siika Kama, Kuohunki and Nutturalampi targets and 49 holes totalling 8,716 metres were completed and the results from this program were released on October 30, 2006. At Suhanko, which was the subject of the 2005 Feasibility Study, updated resource models are underway. The Corporation has engaged Aker Kvaerner ASA to complete the rescoping study and P&E Mining Consultants Inc. to conduct the open pit designs and optimization. The Corporation expects the results of the re-scoping study to be released in a Technical Report, prepared in compliance with Canadian National Instrument 43-101 in the second quarter of 2007.

DIVIDENDS

The Corporation has not paid any dividends to date on its Common Shares. In addition, the payment of dividends on the Common Shares is restricted under the terms of the Securities Purchase Agreement (see “Financing - Convertible Note Financing”). Accordingly, it is not anticipated that the Corporation will pay any dividends on its Common Shares in the near future. The actual timing, payment and amount of any dividends will be determined by the board of directors from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the board of directors may consider relevant.

CAPITAL STRUCTURE

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of special shares, issuable in series. There are no special shares outstanding.

The Corporation’s directors may, by resolution, fix the number of shares in, the designation of, and determine the rights, privileges, restrictions and conditions attaching to, each series of special shares. The special shares of each series rank on a parity with the special shares of any other series in respect of dividends or the return of capital. The holders of special shares are entitled to receive, in priority to the holders of common shares and the shares of any other class ranking junior to the special shares, as and when declared by the directors, dividends in the amounts specified or determinable in accordance with the provisions of the series of which such special shares form a part. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, before any amount is paid to the holders of Common Shares or shares of any other class ranking junior to the special shares, the holders of special shares shall be entitled to receive, to the extent provided for with respect to such series, an amount equal to the price at which such shares were issued, such premium, if any, as has been provided for with respect to such series, and all unpaid cumulative dividends or declared and unpaid non-cumulative dividends. The special shares of any series may also be given such other preferences over the Common Shares and any other class of shares ranking junior to the special shares as may be determined in the case of such series. The holders of special shares are not entitled to vote separately as a class and the holders of any series of special shares are not entitled to vote separately as a series except as required by the Canada Business Corporations Act.

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

MARKET FOR SECURITIES

The Common Shares are listed on the Toronto Stock Exchange under the symbol “PDL” and on the American Stock Exchange under the symbol “PAL”.

The following table sets out the reported high and low closing prices and aggregate trading volume of the Common Shares on the TSX for the periods indicated:

	High	Low	Volume
2006
January	$13.00	$9.70	1,505,791
February	14.60	10.90	2,140,121
March	14.88	10.82	1,979,853
April	14.54	11.89	1,383,671
May	12.85	9.22	1,847,910
June	10.30	7.76	828,066
July	10.13	7.62	645,969
August	8.95	7.27	631,942
September	9.51	7.52	471,755
October	9.50	7.83	401,057
November	10.95	8.59	927,969
December	10.22	8.50	846,554
2007
January	9.71	7.98	1,045,100
February	9.86	8.80	980,300
March 1 - March 20	9.17	7.81	682,100

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the directors and executive officers of the Corporation:

Name and municipality of residence	Position(s) held	Principal occupation	Director since
Michael P. Amsden, P.Eng. (4) Oakville, Ontario	Director	Retired senior mining executive	April 1995

Steven R. Berlin, C.P.A.(1)(2)(3) Tulsa, Oklahoma	Director	Part-time consultant	February 2001

Name and municipality of residence	Position(s) held	Principal occupation	Director since
C. David A. Comba (1)(4) Toronto, Ontario	Director	Graduate geologist and retired executive	March 2006

André J. Douchane(4) Sante Fe, New Mexico	Chairman and director	Consultant	April 2003

Robert J. Quinn (1)(2)(3) Kingwood, Texas	Director	Director, Quinn & Brooks LLP,	June 2006

Gregory J. Van Staveren, C.A., C.P.A.(1)(2)(3) Toronto, Ontario	Director	Strategic financial consultant	February 2003

William J. Weymark West Vancouver, British Columbia	Director	President and Chief Executive Officer, Vancouver Wharves Ltd.,	January 2007

James D. Excell Kelowna, British Columbia	President and Chief Executive Officer	Officer of the Corporation	-

Michael C. Thompson, F.C.C.A. Thunder Bay, Ontario	Manager Administration and Senior Controller	Officer of the Corporation	-

David Passfield Ajax, Ontario	Vice President, Operations	Officer of the Corporation	-

Reno Pressacco Oakville, Ontario	Vice President Exploration	Officer of the Corporation	-

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Governance and Nominating Committee

(4) Member of the Technical Committee

The term of office for each director expires at each annual meeting of shareholders.

Each director or officer listed above has held the same principal occupation during the past five years except as described below:

Mr. Berlin, prior to January 2006, was a Vice President of Kaiser-Francis Oil, the Corporation’s principal shareholder. Prior to January 30, 2004, he was also Chief Financial Officer and Treasurer of PetroCorp Incorporated, an oil and natural gas company. Mr. Berlin is the nominee of Kaiser-Francis, which has advised the Corporation that it intends to vote the Common Shares which it owns in favour of his re-election as a director at the 2007 annual meeting of shareholders.

Mr. Comba, prior to May 2005, was an industry association executive.

Mr. Douchane, prior to January 2006, was President and Chief Executive Officer of the Corporation and, prior to April 2002, was President of Management Inc., a management consulting firm. In January 2007, Mr. Douchane was appointed President and CEO of Starfield Resources Inc. an exploration and development company in Nunavut.

Mr. Excell, prior to December 31, 2005, was President of Narego Solutions Inc., a consulting company that provides strategic planning services to junior mining companies and, prior to January 2004, was President and Chief Operating Officer of EKATI Diamond Mine, operated by BHP Billiton Diamonds Inc. BHP Billiton Diamonds Inc., a diamond mining company, is part of the BHP Billiton Group, a diversified resource company.

Mr. Passfield, prior to October 2, 2006 was Vice President and General Manager  of Grande Cache Coal Corporation, an operating  metallurgical coal mining company located in Alberta. Prior to May 2005 he was Manager, Mining for Diavik Diamond Mines Inc., a subsidiary of Rio Tinto plc., which operates the Diavik Diamond Mine in the Northwest Territories.

Mr. Pressacco, prior to February 19, 2007, was Senior Geologist with Micon International Limited, a consulting firm that provides full services to the mining industry world-wide.  Prior to October 2003, Mr. Pressacco maintained a private practice, providing geological services to mining companies operating in northeastern Ontario and, prior to February 2003, was Senior Geologist with Agrium Inc, Kapuskasing Phosphate Operations which provided concentrates of rock phosphate as feedstock for the preparation of phosphate fertilizer.

The number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and senior officers of the Corporation is 29,286, which is less than 1% of the Common Shares issued and outstanding.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Berlin was a director of Ozark Airlines, Inc., doing business as Great Plains Airlines, Inc. (“Great Plains”), which filed a voluntary Bankruptcy Petition under Chapter 11 of the United States Bankruptcy Code in an Oklahoma court on January 23, 2003. Mr. Berlin resigned from the board of directors of Ozark Airlines on December 14, 2004. Ozark Airlines filed a motion to convert the bankruptcy to Chapter 7, which was granted by the Court on March 11, 2005.

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

Mr. Berlin is the nominee of Kaiser-Francis, the Corporation’s principal shareholder, on the board of directors of the Corporation. Kaiser-Francis has also been a lender to the Corporation (see “Financings”).

Mr. Douchane was appointed President and CEO of Starfield Resources Inc., a TSX Venture exchange listed company in January 2007. Starfield Resources is focused on exploration and development of its 100% owned Ferguson Lake nickel-copper-cobalt-palladium-platinum property located in Nunavut.

Mr. Comba is a director of First Nickel Inc., a TSX listed company, which operates the Lockerby Mine in Sudbury, Ontario, a nickel, copper and cobalt producer with platinum group credits and is actively exploring for nickel deposits in Sudbury and Timmins, Ontario.

LEGAL PROCEEDINGS

The Corporation, along with J. Patrick Sheridan, Minerales De Copan and two other individuals, are defendants in an action brought by Cambridge Resources Corp. (“Cambridge”), in the Superior Court of Justice (Ontario). In its amended statement of claim dated September 27, 1991 Cambridge claims damages in the amount of $20 million, punitive and exemplary damages in the amount of $5 million, a declaration that the defendants hold any interest in an unidentified mining concession located in Honduras, about forty miles southeast of Tegucigalpa (defined therein as the “Mining Property”) on constructive trust for Cambridge, a mandatory order requiring the defendants to deliver up all proceeds, equity interest, security or debenture interest in whatever form relating to the Mining Property, pre-judgment and post-judgment interest and costs. The Corporation filed a statement of defense dated February 7, 1992 which states, among other things, that the Mining Property was previously known to one of the individual defendants to be of insufficient quality to merit commercial development and that, accordingly, the Corporation had declined to proceed any further with the investigation or purchase of the Mining Property. Partial discoveries of certain of the parties were conducted on October 6, 7 and 8, 1993. There have been no further proceedings in the action and it has been dormant for 10 years. No provision in the financial statements has been made in respect of any possible loss from the action as management believes that the Corporation has a valid defence and the Sheridan Group has indemnified the Corporation.

The Corporation has filed a claim with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002. During 2004, the Corporation received $7,148,000 as an interim payment against this claim and has included this amount in income from mining operations. The Corporation is pursuing the balance of its insurance claim and will record any additional recovery in income if and when received.

From time to time, the Corporation is involved in other litigation, investigations or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Corporation’s management, these claims and lawsuits in the aggregate, even if adversely settled, will not have a material effect on the consolidated financial statements of the Corporation.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, shareholder owning, directly or indirectly, or exercising control or direction over, 10% or more of the voting securities of the Corporation or any associate or affiliate of any of the foregoing has or had a material interest, direct or indirect in any transaction since January 1, 2006 that has materially affected or will materially affect the Corporation, except as follows:

1.	Kaiser-Francis is a party to the credit facilities described under “Financing - Kaiser-Francis Credit Facilities”.

2.	Kaiser-Francis is a party to the Securities Purchase Agreement described under “Financing - Convertible Note Financing”.

TRANSFER AGENT

Computershare Investor Services Inc. is the registrar and transfer agent of the Common Shares in Toronto, Ontario, Canada and Computershare Trust Company, Inc. is the registrar and co-transfer agent for the Common Shares in Golden, Colorado, United States.

MATERIAL CONTRACTS

The Senior Credit Facilities, the Securities Purchase Agreement and the Platinum and Palladium Purchase Agreement described in the section titled “Financings”, and the Acquisition Agreement described under “Arctic Platinum Properties” are the only contracts that are material to the Corporation and are still in effect.

INTERESTS OF EXPERTS

Scott Wilson RPA was engaged to prepare the the mineral resource estimate for the Offset High Grade Zone as at February 23, 2007. Neither of Mr. Routledge or Scott Wilson RPA owned securities of the Corporation when the services were provided and no securities of the Corporation were issued to Mr. Routledge or to Scott Wilson RPA as compensation for their services in connection with the mineral reserve and resource estimates.

KPMG LLP, the external auditors of the Corporation, prepared the “Auditor’s Report to the Shareholders of North American Palladium Ltd.” with respect to the consolidated financial statements of the Corporation as at December 31, 2004, 2005 and 2006 and for each of the years then ended. KPMG LLP is independent in accordance with the auditors’ rules of professional conduct of Ontario, and has complied with the United States Securities and Exchange Commission’s rules on auditor independence.

RISK FACTORS

The Corporation’s securities are subject to the following risks. If any of the risks occur, the Corporation’s business, operating results and financial condition could be materially adversely affected, the trading price of the Common Shares could decline and all or part of any investment may be lost.

The Corporation cannot assure that it will meet its goals for production and operating costs and if it does not, its operating results will be adversely affected.

Planned production levels and operating costs are estimated based on the Corporation’s experience in operating its mine. These estimates are subject to numerous uncertainties, many of which are beyond the Corporation’s control. The Corporation cannot make assurances that its actual production levels will not be substantially lower than its estimates or that its operating costs will not be materially higher than anticipated.

If mineral resource and mineral reserve estimates are not accurate, production may be less than estimated which would adversely affect the Corporation’s financial condition and results of operations.

Mineral resource and mineral reserve estimates are imprecise and depend on geological analysis based partly on statistical inferences drawn from drilling, which may prove unreliable, and assumptions about operating costs and metal prices. The Corporation cannot be certain that the mineral resource or mineral reserve estimates are accurate and cannot guarantee that it will recover the indicated quantities of metals. Future production could differ dramatically from such estimates for the following reasons:

•	mineralization or formations at the mine could be different from those predicted by drilling, sampling and similar examinations;

•	declines in the market price of palladium or by-product metals may render the mining of some or all of the reserves uneconomic;

•	changes in the life-of-mine plan and/or ultimate pit design; and

•	the grade of ore may vary significantly from time to time and the Corporation cannot give any assurances that any particular quantity of metal will be recovered from the reserves.

The occurrence of any of these events may cause the Corporation to adjust the mineral resource or mineral reserve estimates or change its mining plans, which could negatively affect the Corporation’s financial condition and results of operation. Moreover, short-term factors, such as the need for additional development of the ore body or the processing of new or different grades, may impair its profitability in any particular accounting period.

The risks and hazards associated with mining and processing may increase costs and reduce profitability in the future.

Mining and processing operations involve many risks and hazards, including among others:

•	environmental hazards;

•	mining and industrial accidents;

•	metallurgical and other processing problems;

•	unusual and unexpected rock formations;

•	pit slope failures;

•	flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature;

•	mechanical equipment and facility performance problems; and

•	unavailability of materials, equipment and personnel.

These risks could result in, among other things:

•	damage to, or destruction of, the Corporation’s properties or production facilities;

•	personal injury or death;

•	environmental damage;

•	delays in mining;

•	increased product costs;

•	asset write downs;

•	monetary losses; and

•	possible legal liability.

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

If the Corporation fails to maintain projected production levels for its underground mining operations, its ability to generate revenue and profits will be adversely affected.

The Corporation’s future prospects will be negatively affected if the underground mine fails to maintain projected production levels. Unforeseen conditions or developments could arise during the operation of the underground mine which would increase operating costs and adversely affect the Corporation’s ability to generate revenue and profits. These events may include, among others:

•	shortages of equipment, materials or labour;

•	delays in delivery of equipment or materials;

•	labour disruptions;

•	adverse weather conditions or natural disasters;

•	unanticipated increases in costs of labour, supplies and equipment;

•	accidents; and

•	unforeseen engineering, design, environmental or geological problems.

Future exploration at Lac des Iles Mine or elsewhere may not result in increased reserves, which would prevent the Corporation from sustaining its targeted production levels.

The Corporation conducts exploration programs at and surrounding the Lac des Iles Mine with the objective of increasing its mineral resources and mineral reserves. Mineral exploration involves significant risks over a substantial period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Even if the Corporation discovers a valuable deposit of minerals, it may be several years before production is possible and during that time it may become economically unfeasible to produce those minerals. There is no assurance that current or future exploration programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves at the Lac des Iles Mine. In the event that new mineral resources or mineral reserves are not discovered, the Corporation may not be able to sustain production beyond 2010 or earlier.

The Corporation faces strong competition from other mining companies for the acquisition of new properties.

Mines have limited lives and, as a result, the Corporation continually seeks to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Corporation would consider conducting exploration and/or production activities. Because the Corporation faces strong competition for new properties from other mining companies, many of which have greater financial resources than it, the Corporation may be unable to acquire attractive new mining properties on terms acceptable to it.

The Corporation depends on a single mine to generate revenues and, if mining operations are interrupted, the Corporation’s business will suffer.

All of the Corporation’s revenues are derived from its mining operations at the Lac des Iles Mine, which is the Corporation’s only mine and the only place it has reserves. If there is an interruption in operations at the Lac des Iles Mine, or if the Corporation can no longer extract ore from this mine for any reason, the Corporation’s business will suffer significantly. In addition, any adverse condition affecting mining conditions at the Lac des Iles Mine could have a material adverse effect on the Corporation’s financial performance and results of operations until such time as the condition is remedied.

The Corporation is dependent on a third party for smelting and refining its palladium and if the third party is unable to accommodate the Corporation’s smelting and refining requirements or the existing contract is terminated or not renewed the Corporation’s ability to generate revenues could be harmed.

The Corporation has a smelter agreement with Xstrata which provides for the smelting and refining of the principal metals contained in the concentrates produced at Lac des Iles Mine. The existing agreement with Xstrata expires on April 30, 2007. The agreement with Xstrata can be terminated in certain circumstances, such as default of performance. The inability to renew this agreement under similar terms or the termination of the agreement could have a material adverse affect on the Corporation’s financial performance and results of operations until such time as alternative smelting and refining arrangements can be made or alternative purchasers of the Corporation’s concentrates can be found.

The Corporation’s vulnerability to changes in metal prices may cause the Common Share price to be volatile and may affect the Corporation’s operations and financial results.

The Corporation’s primary source of revenue is the sale of palladium. In fiscal 2006, sales of palladium accounted for approximately 48% of the Corporation’s revenues. Historically, changes in the market price of palladium have significantly impacted the Corporation’s profitability and Common Share price. The Corporation’s financial results are very sensitive to external economic criteria related to the palladium price. A major risk will arise if there is a significant weakening of the U.S. dollar combined with a prolonged period of lower palladium prices. Many factors beyond the Corporation’s control influence the market price of palladium. These factors include:

•	global supply and demand;

•	availability and costs of metal substitutes;

•	speculative activities;

•	international political and economic conditions; and

•	production levels and costs in other platinum group metal-producing countries, particularly Russia and South Africa.

Economic and political events in Russia could result in declining market prices. If Russia disposes of substantial amounts of palladium, platinum, rhodium, ruthenium, osmium and iridium, which are referred to as platinum group metals, from stockpiles or otherwise, the increased supply could reduce the market prices of palladium and platinum and adversely affect the Corporation’s profitability and Common Share price. Russia’s economic problems make Russian stockpiles difficult to predict and the risk of sales from stockpiles more significant.

Since the Corporation’s revenues are in United States dollars and expenditures are in Canadian dollars, the Corporation is subject to fluctuations in exchange rates between the United States and Canadian dollars.

Currency fluctuations may affect cash flow since the Corporation’s production currently is sold in United States dollars, whereas the Corporation’s administration, operating and exploration costs are incurred in Canadian dollars. Exploration costs and other property costs will also be incurred in Euros. Significant long term fluctuations in relative currency values could adversely affect the Corporation’s results of operations. In particular, the Corporation may be adversely affected by a significant strengthening of the Canadian dollar against the United States dollar. In addition, the Corporation’s financial results are sensitive to fluctuations in the exchange rate. A major risk will arise if there is a significant weakening of the U.S. dollar combined with a prolonged period of lower palladium spot prices.

The Corporation’s inability to renew its collective agreement on acceptable terms upon its expiry in February 2009 could have a material adverse affect on the Corporation.

The Corporation’s collective agreement with the United Steel Workers of America, the union representing the employees at the Lac des Iles mine (other than employees at or above the rank of foreman, safety coordinator, surveyors, dispatchers, technical staff and office, clerical and security personnel), will expire in February 2009. The inability to renew the agreement on acceptable terms could have a material adverse affect on the Corporation, including the affect of work stoppages or strikes on the results of operations and financial performance of the Corporation.

The Corporation is subject to extensive environmental legislation and the costs of complying with these regulations may be significant.

Environmental legislation relating to land, air and water affects nearly all aspects of the Corporation’s operations. This legislation requires the Corporation to obtain various operating licenses and also imposes standards and controls on activities relating to the exploration, development and production of palladium and associated metals. The cost of obtaining operating licenses and abiding by standards and controls on its activities may be significant. Further, if the Corporation fails to obtain or maintain such operating licenses or breaches such standards or controls imposed on its activities, it may not be able to continue its operations in its usual manner, or at all, or the Corporation may be subject to fines or other claims for remediation which may have a material adverse impact on its operations or financial results.

The Corporation will be responsible for all costs of closure and reclamation at the Lac des Iles Mine. Under applicable environmental legislation, the Corporation had to establish a trust fund to prepare for closure and reclamation. The current amended mine closure plan requires $7.8 million for clean-up and restoration of the mine site. The trust fund, maintained by the Ontario Ministry of Northern Development and Mines, is designed to collect $7.8 million through instalments of $100,000 per month. The money in the trust fund will become available to the Corporation as the mine closure is completed. At February 20, 2007, approximately $8.0 million including accrued interest was on deposit in the trust fund. Development of the underground mine as planned required an amendment to the existing closure plan and may result in an increase in the amount of financial assurance required by the Ontario Ministry of Northern Development and Mines. The actual amount needed for the closure of the Lac des Iles Mine may be materially more than the original estimate. Changes in the Province of Ontario mining regulations may require the Corporation to provide a letter of credit or other financial instrument as security for the closure of the Lac des Iles Mine.

Changes in environmental legislation could increase the costs of complying with applicable regulations and reduce levels of production.

Changes in environmental laws, new information on existing environmental conditions or other events may increase future compliance expenditures or otherwise have a negative effect on the Corporation’s financial condition and results of operation. In addition to existing requirements, it is expected that other environmental regulations will likely be implemented in the future with the objective of further protecting human health and the environment. Some of the issues currently under review by environmental agencies include reducing or stabilizing air emissions, mine reclamation and restoration, and water quality. Other changes in environmental legislation could have a negative effect on production levels, product demand, product quality and methods of production and distribution. The complexity and breadth of these issues make it difficult for the Corporation to predict their impact. The Corporation anticipates capital expenditures and operating expenses will increase as a result of compliance with the introduction of new and more stringent environmental regulations. Failure to comply with environmental legislation may result in the issuance of clean up orders, imposition of penalties, liability for related damages and the loss of operating permits. The Corporation cannot give assurances that it will at all future times be in compliance with all federal and provincial environmental regulations or that steps to bring the Corporation into compliance would not have a negative effect on its financial condition and results of operation.

Compliance with current and future government regulations may cause the Corporation to incur significant costs and slow its growth.

The Corporation’s activities are subject to extensive Canadian federal and provincial laws and regulations governing matters relating to mine safety, occupational health, labour standards, prospecting, exploration, production, exports and taxes. Compliance with these and other laws and regulations could require the Corporation to make significant capital outlays which may slow its growth by diverting its financial resources. The enactment of new adverse regulations or regulatory requirements or more stringent enforcement of current regulations or regulatory requirements may increase costs, which could have a harmful effect on the Corporation. The Corporation cannot make assurances that it will be able to adapt to these regulatory developments on a timely or cost effective basis. Violations of these regulations and regulatory requirements could lead to substantial fines, penalties or other sanctions.

The Corporation is required to obtain and renew governmental permits in order to conduct mining operations, which is often a costly and time-consuming process.

In the ordinary course of business, the Corporation is required to obtain and renew governmental permits for the operation and expansion of existing operations or for the commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process. The duration and success of the Corporation's efforts to obtain and renew permits are contingent upon many variables not within the Corporation’s control including the interpretation of applicable requirements implemented by the permitting authority and aboriginal consultation. The Corporation may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Corporation expects. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely affect the Corporation’s revenues and future growth.

The Corporation faces competition with other larger suppliers of platinum group metals and from potential new sources of platinum group metals.

The Corporation competes with other suppliers of platinum group metals, many of which are significantly larger than it is and have access to greater mineral reserves and financial resources than it does. In addition, new mines may open which would increase supply of palladium and platinum. Furthermore, in certain industrialized countries an industry has developed for the recovery of platinum group metals from scrap sources, mostly from spent automobile and industrial catalysts. The Corporation may not be successful in competing with these existing and emerging platinum group metal producers.

The development of new technology or new alloys could reduce the demand for palladium and platinum.

The development of a substitute alloy or synthetic material which has catalytic characteristics similar to platinum group metals would result in a decrease in demand for palladium and platinum. Furthermore, the development by the automobile industry of automobiles that do not use catalytic converters could reduce the demand for palladium and platinum. Demand might also be reduced by manufacturers in such industries as automobiles, electronics and dentistry finding substitutes for palladium. The dentistry and electronics industries have already experienced advances in new technology which use base metals as a substitute for palladium in certain component parts. High prices for palladium would create an incentive for the development of substitutes. Any such developments could have a material adverse effect on the Corporation’s financial condition and results of operations.

If the Corporation loses key personnel or is unable to attract and retain additional personnel, the Corporation’s mining operations and prospects could be harmed.

The Corporation is dependent upon the services of a small number of members of senior management including James D. Excell, the President and Chief Executive Officer. The Corporation’s current mining operations and its future prospects depends on the experience and knowledge of these individuals. The Corporation does not maintain any “key man” insurance. The loss of one or more of these individuals could have a material adverse affect on the Corporation’s mining operations.

The Corporation’s credit facilities have events of default, some of which are beyond the Corporation’s control.

The Corporation has borrowed funds under its credit facilities to finance its operations. The credit facilities and the Convertible Notes contain certain events of default, some of which are beyond the Corporation’s control, the occurrence of which could require the Corporation to pay back immediately all amounts borrowed under the credit facilities.

The Corporation’s hedging activities or its decision not to hedge could expose it to losses.

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

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee charter is set out commencing at page 33.

Composition of the Audit Committee

The Committee is comprised of Gregory J. Van Staveren (Chairman), David Comba, Robert Quinn and Steven R. Berlin. Mr. Van Staveren, Mr. Comba and Mr. Quinn are independent as such term is defined in Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”). Mr. Berlin is not a voting member of the audit committee and serves in the capacity of an observer. Mr. Berlin is not considered independent, as that term is defined by virtue of the fact that prior to January 1, 2006, Mr. Berlin served as an executive officer of Kaiser Francis Oil Registrant, which owns approximately 50% of the outstanding common shares of the Corporation. Mr. Berlin does satisfy the requirements of Rule 10A-3 under the Exchange Act. Further, Mr. Berlin is a certified public accountant and has considerable experience in corporate finance.

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

Both Mr. Comba and Mr. Quinn have extensive management experience with extensive focus in the mining sector

Reliance on Certain Exemptions

As noted above, the Corporation is relying on the exemption contained in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of MI 52-110 in connection with Mr. Berlin’s current membership on the Audit Committee.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Corporation’s external auditors are pre-approved by the Audit Committee.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by KPMG LLP (“KMPG”), the Corporation’s external auditors for the fiscal years ended December 31, 2006 and 2005, for professional services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for that year were $442,160 and $329,640, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2006 and 2005 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant’s financial statements engagements for that year were $185,714 and $30,820, respectively.

Tax Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2006 and 2005 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $39,503 and $12,075, respectively. Tax services provided included preparation of corporate tax returns and review of tax provisions.

All Other Fees

Other products and services provided included accounting support. The aggregate fees billed by KPMG for the fiscal years ended December 31, 2006 and 2005 for products and services provided by KPMG, other than the services reported in the preceding three paragraphs, were $nil and $nil, respectively.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s management proxy circular. As well, additional financial information is provided in the Corporation’s annual financials statements for the year ended December 31, 2006 and management’s discussion and analysis of operations and financial results.

AUDIT COMMITTEE CHARTER

1.	Composition

a)	The Audit Committee shall consist of a minimum of three directors of the Corporation.

The Audit Committee shall be comprised entirely of independent directors, as such term is defined by applicable laws and related rules and regulations, and rules of relevant stock exchanges (collectively referred to as “Applicable Laws”). For clarity, US Applicable Laws means those applicable to foreign private issuers.

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

At the time of appointment or within a reasonable period of time following appointment, each member of the Committee must be financially literate, having the ability to read and understand a set of financial statements that present the breadth and level of complexity or accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably be expected to be raised by the Corporation’s financial statements.

a)	At least one member (the “financial expert”) of the Committee must have:

i.	An understanding of financial statements and accounting principles used by the Corporation to prepare its financial statements;

ii.	The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

iii.
Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

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

b)
Meet with the Corporation’s external auditors as necessary and before the submission of the audited annual financial statements to the Board and communicate to external auditors that they are ultimately accountable to the Board and the Audit Committee as representatives of shareholders;

c)	Review the annual financial statements of the Corporation and “management’s discussion and analysis” and recommend the financial statements for approval to the Board;

d)	Review and approve interim financial statements of the Corporation and “management’s discussion and analysis” prior to filing with the securities regulatory authorities and delivery to shareholders;

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

j)
Directly oversee the work of the external auditors, including reviewing the Corporation’s critical accounting policies and practices, material alternative accounting treatments and material written communications between the external auditors and management, and the resolution of disagreements between management and the external auditor regarding financial reporting;

k)
Pre-approve all audit and permitted non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors or the external auditors of the Corporation’s subsidiary, in accordance with Applicable Laws;

l)	Review all post-audit or management letters containing the recommendations of the external auditor and management’s response or follow-up of any identified weakness;

m)	Meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with external auditors;

n)	Review all annual and interim earnings press releases;

o)
Determine that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements, other than disclosure in the Corporation’s financial statements, management’s discussion and analysis and earnings press releases, and periodically assess the adequacy of these procedures;

p)	Establish procedures for:

i.	The receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

ii.	The confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

q)	Enquire as to the adequacy of the Corporation’s system of internal controls;

r)	Review and approve all related party transactions;

s)	Review and approve the Corporation’s hiring policies regarding employees and former employees of the present and former external auditors of the Corporation;

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

c)
To set and pay the compensation for any advisors employed by the Audit Committee, including without limitation, compensation to any public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation;

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

“ball mill” means a rotary grinding mill which uses metal balls to reduce ore to a fine particle size.

“breccia” means a textural description of a rock which is composed of angular rock fragments.

“catalyst” is a substance which, when present in small amounts, modifies the rate or efficiency of a chemical reaction of other substances without being consumed in the process.

“catalytic converter” means a pollution control device, fitted to the exhaust systems of vehicles powered by internal combustion engines. This device contains platinum, palladium and sometimes rhodium, which assist in the conversion (oxidation) of carbon monoxide and hydrocarbons into carbon dioxide and water.

“concentrate” means a product containing the valuable metal and from which most of the waste material in the ore has been removed.

“concentrator or processing plant” means a plant or facility which processes ore brought from the mine and removes most of the valuable mineral or metal from the ore and discards most of the barren portion of the ore as tailings.

“cut-off grade” is determined by the following formula parametres: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, process and refining recovery rates and PGMs prices.

“diamond drilling” means rotary drilling using diamond impregnated bits to produce a solid continuous core sample of the underlying rock.

“feasibility study” means a program to establish whether a mineral deposit can be successfully mined considering technical and economic parametres.

“flotation circuit” means a series of flotation tanks or cells which recover metal by means of flotation. Flotation is a milling process by which some mineral particles are induced to float and others to sink. The valuable minerals are thereby concentrated and separated from the worthless waste.

“gabbro” means a dark, course-grained intrusive rock usually composed of angular rock fragments.

“gabbronorite” means a type of gabbro which contains the mafic minerals clinopyroxene (Ca-Mg rich silicate) and orthopyroxene (Mg-rich silicate).

“grade” means a particular quantity of ore or mineral relative to other constituents, in a specified quantity of rock.

“head grade” means the quantity of valuable mineral or metal contained in each ton of ore delivered to the concentrator.

“indicated mineral resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parametres, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. See “Note to U.S. Shareholders”.

“inferred mineral resource” means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. See “Note to U.S. Shareholders”.

“intrusion/intrusive” means a mass of igneous rock that was injected and solidified within the earth’s crust.

“iridium” means hard, brittle, silver-white platinum group metal used for pen tips, jewelery, resistance wiring, electronic contacts and electrodes.

“mafic rocks” means rocks composed of 40 to 90% mafic minerals. (PGM deposits are usually hosted in mafic and untramafic intrusive rocks).

“measured mineral resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parametres, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. See “Note to U.S. Shareholders”.

“mineral reserve” means the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. See “Note to U.S. Shareholders”.

“mineral resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. See “Note to U.S. Shareholders”.

“mineralization” means the concentration of metals and their chemical compounds within a body of rock.

“net smelter return royalty” means a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.

“open pit” means a mine worked at the surface.

“ore” means a mixture of valuable and worthless minerals from which at least one of the minerals can be mined and processed at an economic profit.

“osmium” means a rare, hard white metal.

“ounce” or “oz.” is a unit of weight measure. In the precious metals industry a troy ounce is equal to one-twelfth part of a pound or 31.103 grams.

“overburden” means unconsolidated material that overlies a mineral deposit and must be removed prior to mining.

“palladium” means a white, ductile, malleable precious metal that does not tarnish at normal temperatures. Wide applications range from electronics, dentistry, jewelry and automotive catalytic converters.

“PGMs” means “Platinum Group Metals”. Platinum Group Metals include platinum, palladium, rhodium, ruthenium, osmium and iridium. All PGMs have catalytic qualities and resist corrosion and are chemically inert over a wide range of temperatures.

“probable mineral reserve” means the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. See “Note to U.S. Shareholders”.

“professional association”, for the purposes of the definition of a qualified person below, means a self-regulatory organization of engineers, geoscientists or both engineers and geoscientists that

(a)	has been given authority or recognition by statute;

(b)	admits members primarily on the basis of their academic qualifications and experience;

(c)	requires compliance with the professional standards of competence and ethics established by the organization; and

(d)	has disciplinary powers, including the power to suspend or expel a member.

“proven mineral reserve” means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. See “Note to U.S. Shareholders”.

“pyroxenite” means an ultramafic rock which predominantly contains the mafic mineral pyroxene (Mg-rich silicate).

“qualified person” means an individual who

(a)	is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b)	has experience relevant to the subject matter of the mineral project and the technical report; and

(c)	is a member in good standing of a professional association.

“rhodium” means a silver-white metal of the platinum family resistant to tarnishing and used as an electrode posit, or alloyed with platinum to manufacture thermocouples.

“SAG mill” means a semi-autogenous grinding mill. A SAG mill is one in which steel balls are added to the mill charge to supplement the grinding capabilities of the larger pieces of ore.

“strip ratio” means the ratio of units of waste material required to be removed to facilitate the mining of one unit of economic material.

“tailings” means that portion of the ore which remains after the valuable minerals have been extracted. “tailings impoundment” means a containment area constructed to hold tailings.

“ton” means a short ton, equivalent to 2,000 pounds.

“tonne” means a metric measure consisting of 2,204.6 pounds or 1,000 kilograms.

“ultramafic” means rocks composed of greater than 90% mafic minerals. (PGM deposits are usually hosted in mafic and ultramafic intrusive rocks.)

“waste” means barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Document No. 2

Management’s Responsibility for
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

The Company maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded and that the financial information is relevant and reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management’s discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

James D. Excell	Michael C. Thompson

President and CEO	Manager of Administration
and Senior Controller and
acting Chief Financial Officer
Toronto, Canada
February 27, 2007

Auditors’ Report to the Shareholders of
North American Palladium Ltd.

We have audited the consolidated balance sheets of North American Palladium Ltd. as at December 31, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants

Toronto, Canada,
February 27, 2007.

Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

December 31	2006	2005

ASSETS
Current Assets
Cash	$3,153	$15,031
Concentrate awaiting settlement, net - Note 3	82,050	37,453
Taxes recoverable	145	-
Inventories - Note 4	14,164	8,599
Crushed and broken ore stockpiles	7,134	7,267
Other assets	2,602	2,344
	109,248	70,694
Mining interests, net - Note 5	146,617	159,523
Mine restoration deposit - Note 6	8,041	7,247
Crushed and broken ore stockpiles	289	239
Deferred financing costs - Note 7	962	654
	$265,157	$238,357

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$21,526	$16,392
Taxes payable	-	386
Future mining tax liability - Note 18	149	-
Current portion of obligations under capital leases - Note 8	2,104	2,323
Current portion of convertible notes payable - Note 9	22,148	-
Current portion of long-term debt - Note 10	6,662	6,664
Kaiser-Francis credit facility - Note 11	5,827	13,407
	58,416	39,172
Mine restoration obligation	8,211	7,894
Obligations under capital leases - Note 8	4,111	6,218
Convertible notes payable - Note 9	23,062	-
Long-term debt - Note 10	10,992	17,660
Future mining tax liability - Note 18	381	202
	105,173	71,146
SHAREHOLDERS’ EQUITY
Common share capital and purchase warrants - Note 13	339,743	325,592
Equity component of convertible notes payable, net of issue costs - Note 9	12,336	-
Contributed surplus	1,269	874
Deficit	(193,364)	(159,255)
Total shareholders’ equity	159,984	167,211
	$265,157	$238,357

Commitments - Notes 1 and 15 Contingencies - Note 6 and 17 Subsequent Events - Note 20
See accompanying notes to the consolidated financial statements

On Behalf of the Board

André J. Douchane	Greg Van Staveren
Director	Director

Consolidated Statements of Loss and Deficit
(expressed in thousands of Canadian dollars, except share and per share amounts )

Year ended December 31	2006	2005	2004

Revenue from metal sales - Note 16	$159,200	$92,606	$185,204
Operating expenses
Production costs, excluding amortization and
asset retirement costs	112,458	99,322	102,936
Smelter treatment, refining and freight costs	15,438	15,777	23,602
Insurance recovery - Note 17(b)	-	-	(7,148)
Amortization - Note 5(b)	30,103	18,297	36,296
Administrative	6,734	6,616	5,557
Exploration	11,831	7,927	2,479
Loss on disposal of equipment	194	-	277
Asset retirement costs	554	476	905
Write-down of mining interests - Note 5(c)	-	-	108,000
Total operating expenses	177,312	148,415	272,904

Loss from mining operations	(18,112)	(55,809)	(87,700)
Other income (expenses)
Interest on long-term debt, capital leases and convertible
notes payable - Notes 8,9,10 and 11	(5,009)	(2,509)	(1,756)
Write-off of deferred financing costs	(504)	-	(788)
Foreign exchange gain (loss)	(1,759)	268	(340)
Interest income	801	1,641	494
Amortization of deferred financing costs	(586)	(43)	(414)
Accretion expense relating to convertible notes payable - Note 9	(10,090)	-	-
Derivative income	-	-	213
Interest expense	(259)	(41)	(29)
Total other income (expenses)	(17,406)	(684)	(2,620)

Loss before income taxes	(35,518)	(56,493)	(90,320)
Income tax expense (recovery) - Note 18	(1,409)	(2,882)	1,790
Net loss for the year	(34,109)	(53,611)	(92,110)
Deficit, beginning of year	(159,255)	(105,644)	(13,534)
Deficit, end of year	$(193,364)	$(159,255)	$(105,644)

Net loss per share
Basic	$(0.65)	$(1.03)	$(1.79)
Diluted - Note 13(f)	$(0.65)	$(1.03)	$(1.79)
Weighted average number of shares outstanding - basic	52,562,939	52,006,548	51,379,542
Weighted average number of shares
outstanding - diluted - Note 13(f)	52,562,939	52,006,548	51,379,542

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)

Year ended December 31	2006	2005	2004

Cash provided by (used in)
Operations
Net loss for the year	$(34,109)	$(53,611)	$(92,110)
Operating items not involving cash
Accretion expense relating to convertible notes payable	10,090	-	-
Amortization	30,103	18,297	36,296
Amortization of deferred financing costs	586	43	414
Accrued interest on convertible notes	1,974	-	-
Accrued interest on mine restoration deposit	(194)	(74)	(40)
Unrealized foreign exchange gain	(419)	(1,433)	(3,687)
Loss on disposal of equipment	194	-	277
Asset retirement costs	554	476	905
Future income tax expense (recovery) - Note 18	(739)	(3,286)	643
Write-off of deferred financing costs	504	-	788
Write-down of mining interests - Note 5(c)	-	-	108,000
Stock based compensation and employee benefits	1,771	1,728	573
	10,315	(37,860)	52,059

Changes in non-cash working capital - Note 19(a)	(44,104)	29,587	29,731
	(33,789)	(8,273)	81,790
Financing Activities
Issuance of convertible notes	41,037	-	-
Increase in long-term debt and credit facility	8,111	-	36,809
Deferred financing costs	(2,364)	-	(504)
Issuance of common shares	3,955	3,200	9,415
Repayment of long-term debt	(6,566)	(6,798)	(44,290)
Repayment of obligations under capital leases	(2,278)	(2,253)	(1,751)
Mine restoration deposit	(600)	(1,200)	(1,200)
	41,295	(7,051)	(1,521)
Investing Activities
Additions to mining interests	(19,384)	(35,415)	(28,728)
Proceeds on disposal of mining interests	-	15	451
Restricted cash equivalents	-	-	1,813
	(19,384)	(35,400)	(26,464)

Increase (decrease) in cash and cash equivalents	(11,878)	(50,724)	53,805
Cash and cash equivalents, beginning of year	15,031	65,755	11,950
Cash and cash equivalents, end of year	$3,153	$15,031	$65,755

Supplementary information - Note 19(b), (c) (d) and (e)
See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
for the years ended December 31, 2006, 2005 and 2004
(expressed in thousands of Canadian dollars, except share, per share amounts and metal prices)

1. NATURE OF OPERATIONS
North American Palladium Ltd. (“NAP” or “the Company”) is a Canadian company in the business of exploring and mining Platinum Group Metals (“PGMs”) and certain base and precious metals. Its principal asset is the Lac des Iles mine located in the Thunder Bay District in Ontario. The Company also has a number of base metal exploration projects located in Canada and an advanced PGM exploration project located in Finland in which it is earning an interest in under an agreement dated March 24, 2006. The Company operates in one operating segment, mining.

The Company’s financial position and operating results are directly affected by the market price of the PGMs in relation to the Company’s production costs. The prices of PGMs (palladium, platinum) and by-product metals (gold, copper and nickel) fluctuate widely and are affected by numerous factors beyond the Company’s control.

Life-of-Mine Plan Review and Measurement Uncertainty of Mining Interests
During the first quarter of 2006, the ultimate pit design implemented in 2004 was changed to an interim pit design that addressed previously disclosed south pit wall instability issues. The Company engaged an independent geotechnical consultant to review the slope stability issues and their recommendations have been used in designing a reconfigured open pit mining plan. As a result of these events the Company completed a detailed review of its life-of-mine operating plan for the Lac des Iles mine, the Company’s only operating mine, revised its mine plan and compared the carrying value of the Company’s mining interests to the estimated recoverability, based upon this revised mine plan and the updated reserve reports received from independent third party consultants. Based on this review the Company’s management believes an impairment charge and a corresponding reduction in the carrying value of its mining interests is not required.

Arctic Platinum Project
On March 24, 2006, the Company entered into an agreement with Gold Fields Limited to further explore and develop a mining operation at the Arctic Platinum Project (“APP”) located in Finland. The APP includes several advanced stage PGM Projects. The Company has been granted an option to earn up to a 50% interest and, in certain circumstances, a 60% interest in APP, in which event a joint venture will be formed and the Company will become the project operator. In order to exercise the option, the Company must spend US$12.5 million, complete a feasibility study and make a production decision as well as pay Gold Fields US$36 million or US$45 million to earn a 50% or 60% interest, respectively through the issuance of the Company’s common shares (approximately 7.3 million or 9.2 million shares as the case maybe) on or before August 31, 2008. As at December 31, 2006, the Company has incurred $6,824 (US$6,019) in expenditures on the APP and these costs have been charged to exploration expense.

Shebandowan Project
On December 3, 2003, the Company entered into an option and joint venture agreement with Inco Limited on the Haines-Conacher property which surrounds the past producing Shebandowan mine. The agreement was subsequently amended March 31, 2006 to include the mine.

The nickel, copper PGM Shebandowan Project is located approximately 100 km southwest of the Lac des Iles mine. Successive diamond drilling programs in 2005 and 2006 warrant follow up on three relatively shallow mineralized zones known as the West, Road and “D” zones.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are in Canadian dollars unless otherwise noted. The more significant accounting policies are summarized as follows:

Basis of Consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Lac des Iles Mines Ltd. (“LDI”), North American Palladium Finland Ltd. (“NAPFL”), and North American Palladium Arctic Services Ltd. (“NAPFS”). All inter-company balances and transactions have been eliminated.

Revenue and Concentrate Awaiting Settlement
Revenue from the sale of palladium and by-product metals is recognized net of royalties upon the delivery of concentrate to the smelter, which is when title transfers and the rights and obligations of ownership pass. The Company’s metals are sold under contracts that provide for final prices that are determined by quoted market prices in a period subsequent to the date of sale. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the price is finalized. Provisional pricing is based upon market prices in the month of recognition. Concentrate awaiting settlement at the smelter is net of estimated treatment and refining costs.

Although the Company sold its metals during 2006 to a limited number of customers, the Company is not economically dependent upon them as there are other markets throughout the world for the Company’s metals.

Derivative Financial Instruments
From time to time the Company enters into forward commodity sales contracts to hedge the effect of changes in the prices of metals it produces on the Company’s revenues. Gains and losses on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales over the term of the hedging contract. The Company had no outstanding contracts as at December 31, 2006.

From time to time the Company enters into foreign exchange forward sales contracts to manage the effect of fluctuations in the value of committed U.S. dollar denominated revenues. For those forward exchange contracts designated by the Company as hedges, the related revenue is recorded at the forward contract rate. Those foreign exchange forward sales contracts not designated by the Company as hedges are marked-to-market as at the balance sheet date and the resultant gains or losses are included in earnings for the period. The fair value of the Company’s derivative financial instruments is determined based on forward prices supplied by knowledgeable, independent third parties. The Company had no outstanding contracts as at December 31, 2006.

The Company does not hold financial instruments or derivative financial instruments for trading purposes. Cash flows arising in respect of hedging transactions are recognized under cash flows from operating activities.

Concentrate, Crushed and Broken Ore Stockpiles and Supplies Inventories
Concentrate and crushed and broken ore stockpiles are valued at the lower of average production cost (including an allocation of the amortization of production related assets) and net realizable value. Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. Stockpile tonnages are verified by periodic surveys. The amount of stockpiled ore that is not expected to be processed within one year is shown as a long-term asset. Supplies inventory is valued at the lower of average direct acquisition cost and replacement cost.

Mining Interests
Plant and equipment are recorded at cost with amortization generally provided either on the unit-of-production method over the proven and probable reserves to which they relate or on a straight-line basis over their estimated useful lives, ranging from three to seven years. The Company capitalizes interest on major projects where direct indebtedness has occurred. During 2006 $188 of interest was capitalized (2005 - $307).

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

Exploration costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, future development and exploration expenditures are capitalized. Determination as to reserve potential is based on the results of feasibility studies, which indicate whether production from a property is economically feasible. Upon commencement of commercial production of a development project these costs are amortized using the unit-of-production method over the proven and probable reserves. Capitalized exploration costs, net of salvage values, relating to a property that is later abandoned or considered uneconomic for the foreseeable future, are written off in the period the decision is made.

Impairment of Long-lived Assets
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

The Company assesses long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset is less than the carrying value. Future cash flows are estimated based on quantities of recoverable minerals, expected palladium and other commodity prices and expected foreign exchange rates (considering current, historical and expected future prices and foreign exchange rates and related factors), production levels and cash costs of production and capital and reclamation expenditures, all based on detailed life-of-mine plans and projections. The term “recoverable minerals” refers to the estimated amount of palladium and other commodities that will be obtained from proven and probable reserves after taking into account losses during mining, ore processing and concentrate treatment. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company’s operating performance could have a material effect on the Company’s ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment charges (note 5(c)).

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

The following is a reconciliation of the changes in the asset retirement obligation during the year:

	2006	2005

Balance, beginning of the year	$7,894	$7,592
Accretion expense	317	302
Balance at the end of year	$8,211	$7,894

Stock Based Compensation Plans
The Company has a stock-based compensation plan which is described in note 13 (e) and a Restricted Share Unit Plan (“RSU”) which is described in note 13 (g). The Company recognizes as an expense the cost of stock-based compensation based on the estimated fair value of new stock options granted to employees and directors. The fair value of each RSU, being the fair market value of the Company’s common shares at the grant date, is recorded as a liability on the Company’s consolidated balance sheet over the vesting period. The value of the RSU liability is adjusted to reflect changes in the market value of the Company’s common shares at each period end.

Translation of Foreign Currency
The reporting and functional currency of the Company is the Canadian dollar. Accordingly, the Company translates monetary assets and liabilities denominated in foreign currency at the rate of exchange prevailing at the consolidated balance sheet dates, non-monetary assets and liabilities denominated in foreign currency at the rate in effect at the date the transaction occurred and revenues and expenses denominated in foreign currency at the exchange rate in effect during the applicable accounting period. All resulting foreign exchange gains and losses are recorded in the consolidated statements of loss and deficit.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs. The Company provides a valuation allowance for future tax assets when it is more likely than not that some portion or all of the future tax assets will not be realized.

Cash and Cash Equivalents
Cash and cash equivalents includes cash on account less outstanding cheques, demand deposits and short-term guaranteed investments with original maturities of three months or less and are stated at cost.

Deferred Financing Costs
Deferred financing costs represent the costs of negotiating and securing the Company’s long-term debt facilities and costs incurred in connection with the filing of a shelf prospectus. The amortization of the costs of securing the long-term debt facilities is included in amortization expense on a straight-line basis over the term of the debt facility. The equity financing was not completed before the expiration of the then outstanding shelf prospectus and as a result, deferred financing costs in the amount of $504 related to the shelf prospectus were expensed during the year ended December 31, 2006.

Basic and Diluted Loss Per Share
Basic loss per common share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per common share is computed using the treasury stock method whereby the weighted average number of shares outstanding is increased to include additional common shares from the assumed exercise of stock options, convertible notes and common share purchase warrants (equity instruments), if dilutive. The number of additional common shares is calculated by assuming that outstanding equity instruments were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. These common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

Flow-through Shares
The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company renounces the deductions to investors and accordingly records share issue costs related to the future tax liability of the temporary difference arising from the renounciation. As a result, share capital is reduced and future income tax liabilities are increased by the estimated tax benefits when renounced by the Company to the investors, except to the extent that the Company has unused tax benefits on loss carryforwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided. In these circumstances, the future tax liability reduces the valuation allowance, if any, and the reduction is recognized in earnings.

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

3. CONCENTRATE AWAITING SETTLEMENT
Concentrate awaiting settlement is comprised of:

	2006	2005

Concentrate awaiting settlement, gross	$88,034	$41,819
Refining and smelter treatment charges	(5,984)	(4,366)
Concentrate awaiting settlement, net	$82,050	$37,453

The gross value of concentrate awaiting settlement represents the value of all PGMs and base metals from production shipped to and received by the third-party smelters between June and December 2006, including 129,496 ounces of palladium (2005 - including 65,905 ounces of palladium).

All of the concentrate awaiting settlement is from two domestic customers at December 31, 2006 (2005 - two domestic customers). No reserves for doubtful accounts have been established. In the opinion of management, full realization will occur on all such receivables.

4. INVENTORIES
Inventories consist of the following:

	2006	2005

Concentrate	$3,782	$502
Supplies	10,382	8,097
	$14,164	$8,599

5. MINING INTERESTS
(a) Mining interests are comprised of the following:
	2006	2005

Plant and equipment, at cost	$362,151	$355,532
Underground mine development, at cost	43,015	30,784
Accumulated amortization and impairment charges	277,397	249,043
	127,769	137,273
Equipment under capital lease, at cost	14,076	14,076
Accumulated amortization and impairment charges	3,991	2,245
	10,085	11,831
Mining leases and claims, royalty interest, and development, at cost	82,561	82,561
Accumulated amortization and impairment charges	73,798	72,142
	8,763	10,419
Mining interests, net	$146,617	$159,523

(b) Amortization expense is comprised of:

	2006	2005	2004

Capital assets (including plant and equipment,
and equipment under capital lease)	$28,422	$17,384	$32,149
Mining leases and claims, royalty interest,
exploration and development costs	1,681	913	4,147
	$30,103	$18,297	$36,296

(c)
During the fourth quarters of 2006 and 2005, the Company tested its long-lived assets, including tangible mineral interests and plant and equipment for impairment, and reflected an impairment charge of nil in 2006 (2005 - nil).

In accordance with the Company’s accounting policy, the Company recorded the 2004 impairment charge of $108,000 as the difference between the carrying value of the mineral interests and the fair value of the mineral interests measured using a discounted cash flow analysis over the remaining life of LDI. The key assumptions utilized by the Company in its life-of-mine discounted cash flow model were: expected long-term average price of palladium of US$275 per ounce, gold of US$375 per ounce; platinum of US$650 per ounce, copper of US$0.90 per pound and nickel of US$3.50 per pound; life-of-mine discount rate of 5%; expected additional capital expenditures of $56,000; and an average life-of-mine foreign exchange rate of Cdn$1.34 to US$1.00.

(d)	Mining interests in the amount of nil (2005 - $30,784) are not subject to amortization as these costs relate to underground mine development work currently in progress.

6. MINE RESTORATION DEPOSIT
The Company, in conjunction with the Ontario Ministry of Northern Development and Mines (the “Ministry”), has established a trust fund (the “Fund”) pursuant to the Company’s mine closure plan for eventual clean-up and restoration of the mine site. The mine closure plan calls for a total amount of $7,802 to be accumulated in the Fund.

Commencing in February 2001, the Fund, controlled by the Ministry, started to accumulate through monthly deposits of $100. At December 31, 2006, the Company had $8,041 (2005 - $7,247) on deposit with the Ministry including accrued interest of $511. All current amounts required have been contributed as at December 31, 2006. The funds on deposit bear interest at current short-term deposit rates and will be returned to the Company once the mine closure is completed. The estimated asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

7. DEFERRED FINANCING COSTS

	2006	2005

Financing costs	$1,610	$716
Accumulated amortization	648	62
	$962	$654

8. OBLIGATIONS UNDER CAPITAL LEASES
The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

	2006	2005

2006	$-	$2,709
2007	2,422	2,380
2008	2,166	2,138
2009	1,775	1,761
2010	473	472
Total minimum lease payments	6,836	9,460

Amounts representing interest at rates from 3.5% - 8.3%	621	919
Present value of minimum lease payments	6,215	8,541
Less current portion	2,104	2,323
	$4,111	$6,218

9. CONVERTIBLE NOTES PAYABLE
		2006
Series I convertible notes (principal amount US$35 million,
maturing August 1, 2008)		$32,048
Series II convertible note (principal amount US$13.5 million,
maturing December 1, 2008)		13,162
		45,210
Less current portion		(22,148)
		$23,062

On March 29, 2006, the Company issued US$35,000 (Cdn$41,037) aggregate principal amount of Series I convertible notes (the “Series I Notes”) due August 1, 2008 through a private placement of convertible notes and common share purchase warrants. The offering (the “Offering”) consisted of up to US$58,500 principal amount of notes which were issuable in three tranches. The Offering was to Kaiser-Francis Oil Company (Kaiser-Francis) and an institutional investor (the “Purchasers”). The Offering is governed by a securities purchase agreement dated March 24, 2006 (the “SPA”) between the Company and the Purchasers.

The Series I Notes are convertible into 2,873,563 common shares of the Company at any time by the holder at the initial conversion price of US$12.18 per share. Warrants exercisable to purchase 1,436,782 common shares were issued with the Series I Notes, each warrant being exercisable to purchase one common share at an initial exercise price of US$13.48 until March 29, 2010.

The Company, at its option, had the right to sell to Kaiser-Francis a Series II Note (a second tranche) in the principal amount of up to US$13,500 on or before June 30, 2006, which would be used to repay the loan under the existing Kaiser-Francis credit facility (refer to note 11). On June 23, 2006, the Company exercised this right and issued to Kaiser-Francis a Series II Note in the principal amount of US$13,500 (Cdn$15,176), due December 1, 2008. The Series II Note is convertible into 1,108,374 common shares of the Company at any time by the holder at the initial conversion price of US$12.18 per share. Warrants exercisable to purchase 554,187 common shares were issued with the Series II Notes, with each warrant being exercisable to purchase one common share at an initial exercise price of US$13.48 until June 23, 2010.

The Purchasers had the option to acquire an additional US$10,000 principal amount of notes (a third tranche) on or before December 31, 2006. The Purchasers elected not to exercise this option.

The Series I Notes and II Note bear interest at a rate of 6.5% per annum payable bi-monthly, commencing on June 1, 2006 and August 1, 2006, respectively. The Series I Notes and II Note are repayable in nine equal installments commencing April 1, 2007 and August 1, 2007, respectively. The interest payments and/or repayment amounts may be paid to each Purchaser, at the Purchaser’s option, in any combination of cash and/or common shares. If common shares are issued for interest payments or in repayment of the convertible notes they will be issued at a 10% discount from the weighted average trading price of the common shares on the AMEX for the five consecutive trading days immediately prior to applicable payment date. The Company has the right to defer any principal repayment in cash until a later principal repayment date. There is no limit on the length of the deferral, other than it cannot be deferred later than the final maturity date. The Company must give five days notice of its intention to defer payment.

Commencing June 29, 2007 for Series I and September 23, 2007 for Series II, if the weighted average trading price of the common shares for each of any twenty-five consecutive trading days is 150% or more of the conversion price, the Company will have the right to force the Purchasers to convert all or any of the outstanding principal amount of the convertible notes at the conversion price.

The convertible notes contain customary covenants, including restrictions on the Company incurring debt, payment of dividends or obligations for or involving the payment of money in excess of certain restricted amounts. The convertible notes are unsecured but contain customary anti-dilution protection as well as adjustments in the event that the Company issues common shares or securities convertible into common shares at a purchase price per common share less than the conversion price. The warrants contain similar anti-dilution protection.

Under Canadian GAAP, the components of the convertible notes must be bifurcated and accounted for separately as debt and equity instruments. The warrants are separable from the notes and are accounted for as an equity instrument. The Series I proceeds received were allocated to the debt and equity components of the notes and to the initial warrants on a relative fair value basis as follows: US$20,558 to the debt, US$8,808 to the equity component and US$5,634 to the warrants. The Series II Note proceeds were allocated as follows: US$9,578 to the debt, US$2,312 to the equity component and US$1,610 to the warrants. In addition, a liability (the “Equity Premium”) was recognized for the holders’ option to receive common shares, in lieu of cash, at a 10% discount to the five day weighted trading price, as described above, for interest and principal payments. The Company accretes the carrying value of the convertible notes and the Equity Premium such that at each installment payment date, the carrying value of the convertible notes and the Equity Premium will be equal to the face value of the convertible notes and the liability related to the Equity Premium. The Company recorded accretion expense of $10,090 during 2006 of which $2,523 represented the accretion relating to the Equity Premium which was included in the carrying value of the convertible notes payable as at December 31, 2006.

The fair value of the debt was determined based on the future payments of principal and interest for a debt instrument of comparable maturity and credit quality, excluding any conversion option by the holder. The Series I Notes carry an effective interest of 42%. The Series II Note carries an effective interest rate of 28%.

The conversion option or equity component of the convertible notes was valued using a Binomial model. The fair value of the warrants was determined based on the Black-Scholes option pricing model. The models used in the valuation of the components of the convertible debt contain certain subjective assumptions, changes of which can cause significant variation in the estimated fair value of the debt and equity components of the convertible notes.

The issue costs of $2,364 have been allocated pro-rata to the debt ($1,398) and equity components ($589) of the Series I Notes and II Note and to the associated warrants ($377) on a relative fair value basis. The financing costs related to the debt components are being amortized on an effective yield basis over the term of the convertible notes.

10. LONG-TERM DEBT

	2006	2005

Equipment finance company credit facility consisting of Cdn$6,000 and
US$10,000 (2005 - Cdn$8,000 and US$14,000) loans	$17,654	$24,324
Less current portion	6,662	6,664
	$10,992	$17,660

On June 28, 2004, the Company entered into a US$20,000 and Cdn$10,000 senior credit facility with an equipment finance company. The US$20,000 credit facility is repayable in equal quarterly installments of US$1,000 commencing on September 30, 2004 and has a final maturity on June 30, 2009. The Cdn$10,000 credit facility is repayable in equal quarterly installments of Cdn$500 commencing February 24, 2005 and has a final maturity of November 24, 2009. The credit facility has an interest margin of 2.5% over 30-day LIBOR rate. In return for granting the loan, the lender received a first priority security in all of the Company’s existing and future assets excluding its production leases and claims. The credit facility allows in certain circumstances, full repayment of outstanding loans at any time during the term of the facility.

11. KAISER-FRANCIS CREDIT FACILITY
At the time the Company entered into its senior credit facility (see Note 10), certain terms under the US$20,000 non-revolving credit facility with Kaiser-Francis Oil Company (“Kaiser-Francis”) were amended. The final maturity date was extended to June 30, 2006 from May 31, 2005 and the interest rate was reset based upon the 30-day LIBOR rate plus 2.50%. Amounts not drawn under the loan were subject to a standby fee payable quarterly at 0.125% per annum. The Company paid on closing a commitment fee of 0.75% of the total commitment (US$150). In connection with the loan, the Company granted Kaiser-Francis a security interest in all of the assets of the Company and a pledge of the LDI shares. The security interests in all of the assets of the Company were subordinated to the security interests of the senior credit facility (note 10). The Kaiser-Francis credit facility due to mature June 30, 2006 was repaid on June 23, 2006 pursuant to the terms of the Series II convertible note issued on that date (also refer to note 9). As at December 31, 2006 the outstanding loan from this facility was nil (2005 - US$11,500; Cdn$13,407).

On October 12, 2006, the Company received from Kaiser-Francis a $US5,000 short-term working capital loan maturing December 31, 2006. The interest rate under the loan is a 30-day LIBOR rate plus 2.5%. The Company paid a commitment fee of US$38 and amounts not drawn under the loan are subject to a standby fee of 0.125% per annum. In connection with the loan, the Company granted to Kaiser-Francis a first priority security interest in the inventory and receivables of the Company. On December 13, 2006 the maturity date was extended to March 31, 2007, with no other changes in terms. The Company paid a commitment fee of US$25 for the extension. As at December 31, 2006, the outstanding loan was $US5,000 (Cdn$5,827) - (2005 - nil). The loan agreement includes customary representations, warranties and covenants, including a covenant by the Company not to pay dividends or make any other payment to shareholders while the loan is outstanding. The loan agreement also provides for customary events of default.

12. RELATED PARTY TRANSACTIONS AND COMMITMENTS
Kaiser-Francis is the controlling shareholder of the Company. In addition to the related party transactions with Kaiser-Francis disclosed in notes 9 and 11, the Company has the following related party transaction:

In 2005, a now former director of the Company received a fee of $218, (2004 - $581) in connection with the negotiations related to the Palladium Sales Contract entered into by the Company in 2000 (note 15(a)). The contract was negotiated at arms-length prior to such person becoming a director of the Company. The Palladium Sales Contract expired on June 30, 2005, and no further fees are payable in connection with this contract.

13. COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series “A” preferred shares.

(a) Common shares and common share purchase warrants:
The changes in issued common share capital and common share purchase warrants for the year are summarized below:

		2006		2005
	Shares	Amount	Shares	Amount
Common shares issued, beginning of year	52,197,217	$325,592	51,709,075	$322,904
Common shares issued:
Pursuant to stock options exercised	130,755	910	118,759	697
Fair value of stock options exercised	-	166	-	287
To Group Registered Retirement
Savings Plan participants	107,563	1,085	156,383	1,140
For interest payments on convertible
notes payable	242,158	1,974	-	-
Private placement (net)	270,000	3,045	213,000	2,503
Tax effect of flow-through shares	-	(1,067)	-	(1,939)
Common shares issued, end of year	52,947,693	$331,705	52,197,217	$325,592

Common shares purchase warrants - Note 13(b)
Issued pursuant to terms of Series I
convertible notes, net of issue costs	1,436,782	6,238	-	-
Issued pursuant to terms of Series II
convertible notes, net of issue costs	554,187	1,800	-	-
	1,990,969	$8,038	-	-
Balance, end of year		$339,743		$325,592

(b) Common share purchase warrants:
Pursuant to the terms of the securities purchase agreement governing the issue of the convertible notes payable, warrants to purchase 1,990,969 common shares were issued and are outstanding as follows:

Number of	Exercise	Expiry
Warrants	Price	Date

1,436,782	US$13.48	March 29, 2010
554,187	US$13.48	June 23, 2010

(c) Group Registered Retirement Savings Plan
The Company has a group registered retirement savings plan, which all employees can participate in at their option. The Company is required to make matching contributions to a maximum of $5 per employee per annum. The Company’s matching contribution can be made either in cash or treasury shares of the Company. During 2006 the Company contributed 107,563 shares with a fair value of $1,085, (2005 - 156,383 shares with a fair value of $1,140).

(d) Private Placement
On June 23, 2006, the Company completed a private placement of 270,000 flow-through common shares. The gross proceeds of $3,375 must be spent on Canadian exploration expenses prior to December 31, 2007. As at December 31, 2006, the Company has spent $1,634 on Canadian exploration expenses as defined in Section 66 of the Income Tax Act (Canada).

On April 21, 2005, the Company completed a private placement of 213,000 flow-through common shares. The gross proceeds of $2,503 were spent on Canadian exploration expenses as defined in Section 66 of the Income Tax Act (Canada) prior to December 31, 2006.

On July 9, 2004, the Company completed a private placement of 270,000 flow-through common shares. The gross proceeds of $4,050 were spent on Canadian exploration expenses prior to December 31, 2005.

Under the terms of the flow through common share issues, the tax attributes of the related expenditures will be renounced to investors and the share capital will be reduced and future income tax liabilities will be increased by the estimated income tax benefits renounced by the Company to the investors. The tax attributes for the 2005 expenditures were renounced in 2006, and those from 2004 were renounced in 2005.

(e) Corporate Stock Option Plan
The Company has adopted, and the shareholders have approved, the Corporate Stock Option Plan (the “Plan”), under which eligible directors, officers, employees and consultants of the Company are entitled to receive options to acquire common shares. The Plan is administered by the Compensation Committee, a subcommittee of the Board of Directors, which determines the number of options to be issued, the exercise price (which may not be lower than the closing price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) on the day prior to the date of grant) and expiration dates of each option, the extent to which each option is exercisable provided that the term of an option shall not exceed 10 years from the date of grant, as well as establishing a limited time period should the optionee cease to be an “Eligible Person” as set forth in the conditions of the Plan. Options granted since December 2001 vest as to 1/3 on each of the first three anniversary dates of the date of grant. Prior to December 2001, options granted under the Plan vested as to 1/3 on the date of grant and 1/3 on each of the first two anniversary dates.

The maximum number of common shares available for option grants shall not exceed 2,700,000, being approximately 5.1% of the outstanding common shares or such greater number of common shares as may be determined by the Board of Directors, and approved if required, by the shareholders of the Company and by any relevant stock exchange or other regulatory authority. As at December 31, 2006, 534,057 options (2005 - 461,308 options) were available to be granted under the Plan.

The following summary sets out the activity in outstanding stock options:

		2006		2005

		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding, beginning of year	563,638	$10.43	825,610	$9.88
Granted	65,000	8.15	100,000	9.75
Exercised	(130,755)	6.96	(118,759)	5.87
Cancelled	(137,750)	13.15	(243,213)	10.51
Outstanding, end of year	360,133	$10.24	563,638	$10.43
Options exercisable at end of year	166,432	$10.70	265,571	$11.09

The following table summarizes information about the Company’s stock options outstanding at December 31, 2006:

		Options
		Outstanding at	Options Exercisable
Exercise Price	Expiry Dates	Dec. 31, 2006	at Dec. 31, 2006

$3.42	April 7, 2011	5,000	5,000
$4.75	February 27, 2011	7,500	7,500
$7.85	August 26, 2014	30,000	-
$8.40	June 20, 2014	35,000	-
$8.83	December 14, 2013	10,000	3,333
$9.67	November 30, 2013	40,000	13,333
$9.76	November 1, 2012	15,000	10,000
$10.00	November 27, 2013	50,000	16,667
$10.01	June 6, 2010	6,000	6,000
$11.90	June 23, 2012	161,633	104,599
		360,133	166,432

Prior to January 1, 2003, the Company did not recognize compensation expense for stock options. Had compensation expense for options granted in 2002 under the Company’s stock option plan been determined based on the fair value at the grant dates consistent with the fair value based method of accounting for stock-based compensation, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2006	2005	2004

Net loss as reported	$(34,109)	$(53,611)	$(92,110)
Stock-based compensation	-	-	160
Pro forma net loss	$(34,109)	$(53,611)	$(92,270)
Pro forma basic and diluted loss per share	$(0.65)	$(1.03)	$(1.80)

The fair value of options granted in 2006 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.05% (2005 - 3.78%; 2004 - 3.7%), expected dividend yield of nil (2005 - nil; 2004 - nil), expected volatility of 56% (2005 - 55%; 2004 - 55%), and expected option life of 4 years (2005 - 4 years; 2004 - 4 years). The estimated fair value of the options is expensed over the option’s vesting period, which is 3 years. The weighted average fair market value of options granted in 2006 was $3.78 (2005 - $4.51; 2004 - $5.43). Compensation expense related to the Plan for the year ended December 31, 2006 was $561 (2005 - $582; 2004 - $573).

(f) Reconciliation of the diluted number of shares outstanding:

	2006	2005	2004

Net loss available to common shareholders	$(34,109)	$(53,611)	$(92,110)
Weighted average number of shares outstanding	52,562,939	52,006,548	51,379,542
Effect of dilutive securities stock options	-	-	-
Weighted average diluted number of shares outstanding	52,562,939	52,006,548	51,379,542
Diluted net loss per share	$(0.65)	$(1.03)	$(1.79)

The effect of stock options has not been included in the determination of diluted loss per share for 2006, 2005 or 2004, because to do so would be antidilutive.

At December 31, 2006, there were 6,172,671, (2005 - 290,571) equity instruments convertible to common shares. These have been excluded from the calculation of diluted net loss per share because to do so would have been antidilutive. These equity instruments could potentially dilute basic earnings per share in the future.

(g) Other Stock-Based Compensation - Restricted Share Unit Plan
Effective December 14, 2005, the Company adopted a RSU plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit means a unit equivalent in value to the fair market value of a common share of the Company on the date of the award. The RSU plan is administered by the Board of Directors, which will determine after considering recommendations made by the compensation committee, the number and timing of restricted share units to be awarded and their vesting periods, not to exceed three years. On each relevant full vesting date of awarded restricted share units, the participant will receive a lump sum cash payment equivalent to the market value of the equivalent number of common shares. The value of each award is charged to compensation expense over the period of vesting and a corresponding liability is established on the balance sheet. The compensation expense and liability are adjusted to reflect the changes in market value of the equivalent number of common shares during the vesting period.

As at December 31, 2006, 33,333 (2005 - 25,000) restricted share units have been granted and are outstanding at a weighted average value of $9.09 (2005 - $9.64) per unit and $180 (2005 - $6) has been charged to compensation expense. The market value of the restricted share units as at December 31, 2006 is $8.87 (2005 - $9.81) per unit.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of the obligations under capital leases approximate their carrying value due to the interest rate implicit in the leases approximating interest rates available at this time for similar lease terms. The fair value of the convertible notes approximate their carrying value due to the interest rate implicit in the convertible notes approximating interest rates available at this time for similar convertible notes payable. The carrying amounts of all other financial instruments on the balance sheet approximate fair value due to their short-term maturities. As at December 31, 2006, the unrealized loss on the fair value of the Company’s outstanding forward commodity sales contracts was nil (2005 - US$240).

15. COMMITMENTS
(a) Palladium Sales Contract
In 2000, the Company entered into a contract (the “Palladium Sales Contract”) whereby the Company hedged the price of 100% of its palladium production. Under the Palladium Sales Contract the sales price was based on the monthly average spot price for palladium, as determined by the London Metal Exchange P.M. fix, for the month prior to the month that the metal was received by the customer, but the price was no less than US$325 per ounce for 100% of the metal received and no more than US$550 per ounce for 50% of the metal received. For the remaining 50% of the metal received, there was no maximum price. The Palladium Sales Contract’s term commenced effective July 1, 2000 and expired on June 30, 2005. For palladium delivered after June 30, 2005, the Company entered into palladium sales contracts that provided for the delivery of palladium at the monthly average price in the month prior to delivery based on the London PM fix price or spot price on the day of delivery. These contracts expired on December 31, 2005 and currently the Company is selling its monthly palladium production into the spot market.

(b) Sheridan Platinum Group of Companies (“SPG”) Commitment
The Company is required to pay a royalty to SPG equal to 5% of the Net Cash Proceeds, as defined in the agreement from mining operations until the expiration of the Lac des Iles leases.

(c) Operating Leases and Other Purchase Obligations
As at December 31, 2006, the Company had outstanding operating lease commitments and other purchase obligations of $1,714 and $1,352, respectively (2005 - $1,053 and $5,175) all of which had maturities of less than four years.

(d) Flow-through shares
To satisfy its commitments pursuant to the issuance of flow-through shares, the Company is required to spend $3,375 of qualifying Canadian exploration expenses, as defined in the Income Tax Act (Canada), by December 31, 2006 (2005 - $2,503).

16. REVENUE FROM METAL SALES

	2006	2005	2004

Palladium	$75,644	$43,398	$113,788
Nickel	33,300	16,041	25,735
Platinum	24,436	17,144	21,476
Gold	9,844	6,568	10,665
Copper	14,825	8,284	10,945
Other metals	1,151	1,171	2,595
	$159,200	$92,606	$185,204

The Company sells all of its concentrate to one customer (2005 - two customers) under the terms of an agreement. The customer has agreed to smelt and refine all of the Company’s concentrate through to April 30, 2007. The Company is currently in negotiations with the customer to extend the agreement.

17. CONTINGENCIES
(a)
The Company is a defendant in an action by another mining company commenced in 1991 claiming actual damages in the amount of $20,000, punitive and exemplary damages in the amount of $5,000, and a declaration that the Company held the Compania Minerales de Copan, S.A. de C.V. (“Copan”) property in trust for the plaintiff. This action relates to a predecessor company of the Company and has been inactive for many years. No provision has been made in the accounts as at December 31, 2006 or 2005 for any possible loss from this action as management of the Company believes it has a valid defense and it has been indemnified by SPG regarding this action. In addition, certain stock options are claimed to be held by employees of Copan. These options have not been included in note 13(e) as the Company has been indemnified by SPG regarding such matters.

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

(c)
From time to time, the Company is involved in other litigation, investigations, or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Company’s management, these claims and lawsuits in the aggregate, even if adversely settled, will not have a material effect on the consolidated financial statements.

18. INCOME TAXES

The provision for income and mining taxes differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 36%.

	2006	2005	2004

Income tax recovery using statutory income tax rates	$(12,822)	$(21,524)	$(35,406)
Increase (decrease) in taxes resulting from:
Write down of mining interests not tax benefited	-	-	35,694
Resource allowance	133	3,354	6,439
Non-taxable portion of capital gains	(76)	(162)	(2)
Losses not tax benefited	11,002	16,556	389
Increase in valuation allowance on assets previously recognized	-	-	2,525
Losses incurred in foreign entities, taxed at a lower rate	701	-	-
Benefit of income tax losses not previously recognized	-	-	(437)
Federal large corporations taxes	-	339	465
Ontario mining taxes	(195)	(1,654)	(7,979)
Other	(152)	209	102
Income tax expense (recovery)	$(1,409)	$(2,882)	$1,790

The details of the Company’s income tax expense are as follows:
	2006	2005	2004

Current income tax expense (recovery):
Income taxes	$(360)	$(15)	$102
Mining taxes	(310)	80	580
Federal large corporations taxes	-	339	465
	$(670)	$404	$1,147
Future income tax expense (recovery):
Income taxes	(854)	(1,552)	9,202
Mining taxes	115	(1,734)	(8,559)
	$(739)	$(3,286)	$643
	$(1,409)	$(2,882)	$1,790

Future tax assets (liabilities) consist of the following temporary differences:
	2006	2005

Current future income tax asset:
Cash and cash equivalents	$-	$526
Valuation allowance	-	(346)
Net future income tax asset, current	$-	$180

Long-term future income tax asset:
Mining interests, net	$38,185	$42,238
Deferred financing costs	414	26
Mine restoration obligation	2,532	2,780
Future mining tax liability	101	45
Other assets	199	213
Non-capital loss carry-forwards	13,363	10,413
Ontario corporate minimum tax credits	327	327
Capital loss carry-forwards	847	927
Valuation allowance	(55,089)	(55,565)
Net future income tax asset, long-term	879	1,404

Future income tax liability, long-term:
Long-term debt	(289)	(441)
Convertible notes payable	40	-
Kaiser-Francis credit facility	(4)	(859)
Obligations under capital leases	(72)	(104)
Net future income tax liability, long term	(325)	(1,404)
Net future income tax asset, long-term	$554	$-

Future income tax liability, current:
Inventories	(147)	-
Crushed and broken ore stockpiles	(399)	-
Deferred financing costs	(8)	(180)
Future income tax liability, current	$(554)	$(180)

Future mining tax liability, current:
Inventories	(40)	-
Crushed and broken ore stockpiles	(109)	-
Future mining tax liability, current	$(149)	$-

Future mining tax liability, long-term:
Mining interests, net	(1,499)	(1,301)
Provision for mine closure costs	420	428
Mine restoration obligation	698	671
Future mining tax liability, long-term	$(381)	$(202)

At December 31, 2006, the Company had capital loss carry-forwards of approximately $5,100 (2005 - $5,100), which are available to reduce capital gains of future years.

At December 31, 2006, the Company and its subsidiary had non capital losses of approximately $37,500 (2005 - $28,200), of which $28,200 expires in 2015 and $9,300 expires in 2026. None of the benefit from these losses has been recognized in the financial statements.

19. STATEMENT OF CASH FLOWS
(a) The net changes in non-cash working capital balances related to operations are as follows:

	2006	2005	2004

Cash provided by (used in):
Concentrate awaiting settlement	$(44,597)	$30,806	$26,351
Inventories and stockpiles	(3,727)	3,484	1,786
Other assets	(258)	(729)	(229)
Accounts payable and accrued liabilities	5,009	(3,839)	2,613
Taxes payable	(531)	(135)	(790)
	$(44,104)	$29,587	$29,731

(b) Cash outflows during the year for interest and income taxes were as follows:

	2006	2005	2004

Interest paid on long-term debt	$2,319	$2,477	$1,854
Interest paid on obligations under capital leases	592	339	111
Income and mining taxes paid	$291	$699	$436

(c) On June 23, 2006, the Company, in a non cash transaction, issued a Series II convertible note in the principal amount of US$13,500 to Kaiser-Francis to repay the US$13,500 outstanding under the credit facility with Kaiser-Francis, due to mature on June 30, 2006 (also refer to Note 9).

(d) The Series I and II convertible notes bear interest at a rate of 6.5% per annum payable bi-monthly, commencing on June 1, 2006 and August 1, 2006, respectively. The interest payments may be paid to each Purchaser, at the Purchaser’s option, in any combination of cash and/or common shares. During 2006, in a series of non cash transactions, the Purchasers elected to receive common shares in settlement of their interest expense in the amount of $1,974 (2005 - nil).

(e) During 2006, mining interests were acquired at an aggregate cost of $19,384 (2005 - $41,998; 2004 - $33,058) of which nil (2005 - $6,583; 2004 - $4,330) were acquired by means of capital leases.

20. SUBSEQUENT EVENTS
(a) On January 19, 2007 the Company entered into a palladium and platinum agreement with Auramet Trading, LLC (“Auramet”), a precious metals merchant, providing for the sale of an average of 10,000 ounces of palladium and 500 ounces of platinum per month. The Company may not request Auramet to purchase metals after June 15, 2008 and all sales and payments prior to that date are required to be settled by December 31, 2008. Under the terms of the agreement the Company may receive advance payments not exceeding, at any time, an aggregate maximum of US$25,000.

The purchase price may be fixed or provisional, determined in the case of fixed by: (i) Auramet’s current market bid price at the time of the transaction, and/or (ii) market limit orders, as defined under the terms of the agreement, by the Company to Auramet that have been concluded; and in the case of provisional, the afternoon fixing of the London Bullion Marketing Association immediately preceding the purchase. In each case such pricing will reflect the forward value corresponding to the scheduled delivery date. Advance payments to the Company may not exceed specified values of fixed and provisionally priced platinum and palladium. Provisional prices must be fixed prior to the scheduled delivery date for such precious metals. Each advance payment will be subject to a discount equal to LIBOR plus 1.9% per annum for the period between the date the advance payment is made and the scheduled delivery date. Upon the delivery of the precious metals to Auramet, Auramet will pay to the Company the difference between the advance payment and the purchase price.

To secure the obligations of the Company under the Agreement, the Company has granted to Auramet a security interest, among other things, in the concentrates (including the precious and base metals contained therein) mined at the Lac des Iles mine, together with the proceeds arising from the sale of the concentrate, and, by way of security, an assignment of its smelting and refining agreement.

The first advance payment was used to repay a bridge loan from the Company’s major shareholder and subsequent advance payments will be used to finance working capital requirements.

(b) On February 27, 2007, the Company completed a private placement of 550,000 Common Shares on a flow-through basis at $11.00 per Common Share. The gross proceeds of $6,050 must be spent on Canadian exploration expenses prior to December 31, 2008.

21. COMPARATIVE FIGURES.
Certain of the prior years’ figures have been reclassified to conform to the presentation adopted in 2006.

Document No. 3

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of North American Palladium Ltd.

On February 27, 2007, we reported on the consolidated balance sheets of North American Palladium Ltd. (the "Company") as at December 31, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2006 which are included in the annual report on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the related supplemental schedule entitled "Reconciliation to Accounting Principles Generally Accepted in the U.S." included in the Form 40-F. This supplemental schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental schedule based on our audits.

In our opinion, such supplemental schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants

/s/ KPMG LLP

Toronto, Canada
February 27, 2007, except as to this schedule which is as of March 30, 2007

Reconciliation to Accounting Principles Generally Accepted in the United States.

The Company’s consolidated financial statements for the three years ended December 31, 2006, 2005 and 2004 have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in some respects from those in the United States. The following table presents amounts that would have been reported had the Company’s consolidated financial statements been prepared on the basis of accounting principles generally accepted in the United States (“U.S. GAAP”):

(Canadian funds in thousands of dollars, except per share amounts)

	2006	2005	2004
Statements of loss and deficit:
Loss under Canadian GAAP	$(34,109)	$(53,611)	$(92,110)
Capitalized interest (a)	603	1,089	--
Amortization of capitalized interest (a)	(446)	(62)	(95)
Concentrates and crushed and broken ore stockpiles (b)	—	(2,944)	295
Derivative financial instruments (c)	277	475	2,041
Tax liability on flow-through financing (e)	(143)	(1,116)	—
Accretion expense relating to convertible notes (h)	(255)	—	—
Amortization of deferred financing costs (h)	(353)	—	—
Fair value adjustment on embedded derivatives and common share purchase warrants (h)	15,148	—	—
Loss and comprehensive loss under U.S. GAAP	$(19,278)	$(56,169)	$(89,869)
Basic and diluted loss per share under U.S. GAAP	$(0.37)	$(1.08)	$(1.75)

Balance sheets:	2006	2005
	$	$
Current assets (b) and (c)	109,248	70,417
Mining interests (a)	148,390	161,108
Crushed and broken ore stockpiles - long term (b)	289	239
Deferred financing costs (h)	1,576	654
Future tax liability (e)	2,662	1,669
Liabilities - current portion of convertible notes payable (h)	20,992	--
- convertible notes payable (h)	22,516	--
- embedded derivatives (h)	3,702	--
- common share purchase warrants (h)	4,479	--
Common share capital and common share purchase warrants (d),(e),(h)	336,440	331,137
Equity component of convertible notes payable (h)	--	--
Deficit (d),(e),(h)	(184,439)	(165,161)

(a) Under Canadian GAAP, the Company capitalizes interest on major projects where direct indebtedness has occurred and commences amortization upon reaching commercial production. Under U.S. GAAP, interest is capitalized as it arises from indebtedness incurred, directly or indirectly, to finance development and construction activities on assets that are not yet subject to amortization or depletion. For 2006, interest of $603 (2005 - $1,089; 2004 - nil), respectively, has been capitalized related to the investment in the underground development, which reached commercial production during the first quarter of 2006. Upon the underground mine reaching commercial production, the Company commenced amortization of interest capitalized for the underground development, in addition to the amortization of interest amounts previously capitalized under U.S. GAAP.

(b) The cost of the Company’s concentrate inventory and crushed and broken ore stockpiles is determined using the average production costs including an allocation of the amortization of production related assets. At December 31, 2006, the Company recorded its concentrate inventory and crushed and broken ore stockpiles at their net realizable value. Amounts adjusted under U.S. GAAP for 2005 and 2004, include amounts previously included in the cost of these inventories under U.S. GAAP for periods prior to January 1, 2004, the date the Company commenced including amortization in the cost of inventories under Canadian GAAP.

(c) Under U.S. GAAP, the Company has chosen not to designate its derivative financial instruments as hedging instruments and thus they are carried on the balance sheet at their fair value and any changes in fair value are being recorded to earnings in the period of the change.

(d) Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 1991, is not permitted by U.S. GAAP and would result in an increase in both capital stock and deficit of $6,098 as at December 31, 2006 and 2005.

(e) Under U.S. GAAP, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian GAAP.

(f) U.S. GAAP requires that amounts totaling 5% or more of current liabilities be identified separately. As at December 31, 2006, these amounts were as follows: trade payables and accruals - $17,141 (2005 - $13,597); other accruals - $4,385 (2005 - $2,670).

(g) U.S. GAAP does not permit the disclosure of subtotal of cash from operations before changes in non-cash working capital.

(h) Under Canadian GAAP, the components of the convertible notes payable must be bifurcated and accounted for separately as debt and equity instruments. The attached warrants are separable from the convertible notes and are accounted for as an equity instrument. The Company allocated the gross proceeds received to the debt and equity components of the notes and the warrants on a relative fair value basis. The Series I proceeds received were allocated as follows; US$20,558 to the debt, US$8,808 to the equity component and US$5,634 to the warrants. The Series II proceeds were allocated as follows: US$9,578 to the debt, US$2,312 to the equity component and US$1,610 to the warrants. Issuance costs of $2,364 were allocated pro-rata to the debt ($1,398) and equity components ($589) and to the associated warrants ($377) on a relative fair value basis. The issuance costs related to the debt components will be amortized over the respective terms of the convertible notes on an effective yield basis (Series I- 42%; Series II- 28%). In addition, a liability (the “Equity Premium”) was recognized for the holders’ option to receive common shares, in lieu of cash, at a 10% discount to the five day weighted trading price for interest and principal payments. The Company will be required to accrete the carrying value of the convertible notes and the Equity Premium such that at each installment payment date, the carrying value of the notes and the Equity Premium will be equal to the face value of the notes and the liability related to the Equity Premium. For the year ended December 31, 2006, the Company recorded accretion expense of $10,090 of which $2,160 represented the accretion relating to the Equity Premium which was included in the carrying value of the convertible notes payable as at December 31, 2006.

Under U.S. GAAP, an embedded derivative included in a debt arrangement for which the economic characteristics and risks are not clearly and closely related to the economic characteristics of the debt host contract must be measured at fair value and presented as a liability. Changes in fair value of the embedded derivatives are recorded in the consolidated statements of loss and deficit at each reporting date. Embedded derivatives that meet the criteria for bifurcation from the convertible notes payable and that are measured at fair value consist of the holders’ conversion right, the Company’s contingent conversion option and the holders’ contingent redemption and conversion rights in the event of a change in control or an event of default. Under Canadian GAAP, there is no requirement to identify and measure the other embedded derivatives.

Under U.S. GAAP, the common share warrants are presented as a liability and subsequent changes in fair value are recorded in the consolidated statements of loss and deficit at each reporting date.

Under U.S. GAAP the Company allocated the residual amount of the gross proceeds received to the convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives. The Company allocated the Series I proceeds as follows: US$18,504 to the debt, US$10,060 to the embedded derivatives and US$6,436 to the warrants. The Company allocated the Series II proceeds as follows: US$9,952 to the debt, US$2,092 to the embedded derivatives and US$1,456 to the warrants.

All of the issuance costs related to the convertible note issuances are recognized as deferred financing costs under U.S. GAAP and are amortized to the consolidated statements of loss and deficit using the effective yield basis over the respective terms of the notes. The Series I notes and Series II note carry an effective yield of 49% and 25%, respectively.

Differences in U.S. GAAP and Canadian GAAP result from the initial allocation differences and the subsequent accretion expenses, amortization of deferred financing costs and from the fair value re-measurement of the warrant and embedded derivatives as liabilities each reporting period under U.S.GAAP.

Adoption of new United States accounting pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued FAS No. 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. The adoption of FAS No. 151 on January 1, 2006 by the Company had no material impact on the consolidated financial statements.

In December 2004, FAS No. 123 (revised) “Share-Based Payment”, was issued. This statement requires an entity to recognize the grant date fair value of stock options and other equity-based compensation issued to employees. In the income statement, FAS No. 123 (revised) eliminates the ability to account for share-based compensation transactions using the intrinsic value method in APB No. 25. The adoption of FAS No. 123 (revised) on January 1, 2006 by the Company, using the modified prospective application method, had no material impact on the consolidated financial statements.

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FAS No. 3”. FAS No. 154 requires retrospective application of changes in accounting principle to prior periods’ financial statements, rather than the use of the cumulative effect of a change in accounting principle, unless impracticable. If impracticable to determine the impact on prior periods, then the new accounting principle should be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable, with a corresponding adjustment to equity, unless impracticable for all periods presented, in which case prospective treatment should be applied. FAS No. 154 applies to all voluntary changes in accounting principle as well as those required by the issuance of new accounting pronouncements if no specific transition guidance is provided. FAS No.154 does not change the previously issued guidance for reporting a change in accounting estimate or correction of an error. The adoption of FAS No. 154 on January 1, 2006 by the Company had no material impact on the consolidated financial statements.

In March 2005, the FASB ratified EITF 04-06 “Accounting for Stripping Costs in the Mining Industry”. The consensus reached is that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-06 is effective for the first reporting period in fiscal years beginning after December 15, 2005 with early adoption permitted. The adoption of EITF 04-06 on January 1, 2006 by the Company had no material impact on the consolidated financial statements.

Impact of recently issued United States accounting pronouncements

Statement of Financial Accounting Standards No. 157, “Fair Value Measurement” (“SFAS 157”) was issued September 2006. The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on January 1, 2008. The Company is currently reviewing the impact of this statement.

FASB Interpretation No.48 “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109” (“FIN 48”) was issued in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements. The Company is currently reviewing the impact on this interpretation which will become effective for fiscal years beginning after December 15, 2006, specifically, January 1, 2007 for the Company.

Document No. 4

NORTH AMERICAN PALLADIUM LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2006

Management’s Discussion and Analysis

The following is Management’s Discussion and Analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations for the year ended December 31, 2006, compared to those of the respective periods in prior years. All amounts are in Canadian dollars unless other wise noted. This Management’s Discussion and Analysis has been prepared as of March 7, 2007. This Management’s Discussion and Analysis is intended to supplement and complement the audited consolidated financial statements and notes thereto for the year ended December 31, 2006 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis.

ABOUT FORWARD-LOOKING STATEMENTS
Securities laws encourage companies to disclose forward-looking information so that investors can obtain a better understanding of the Company’s future prospects and make informed investment decisions. This MD&A contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, including the Securities Act (Ontario), relating to our objectives, plans, strategies, financial condition and results of operations. Forward-looking statements may include words such as “estimated”, “progressing”, “may”, “expect”, “will”, “continue”, “believe” and other similar expressions, as they relate to the Company or its management, all of which are intended to identify forward-looking statements.

It is important to note that: (1) unless otherwise indicated, forward-looking statements indicate our expectations as at March 20, 2007 (2) our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if estimates or assumptions prove inaccurate; (3) we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (4) we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this MD&A, the Company has applied several material assumptions, including but not limited to, the assumption that: (1) market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; (2) the integrated operation of the underground mine and the open pit mine remain viable operationally and economically; (3) financing is available on reasonable terms; (4) expectations for blended mill feed head grade and mill performance will proceed as expected; (5) new mine plan scenarios will be viable operationally and economically; and (6) plans for improved mill production, for sustainable recoveries from the Lac des Iles mine, for further exploration at the Lac des Iles mine and surrounding region, and for exploration in Finland proceed as expected. Other assumptions are discussed throughout this MD&A and, in particular, in “Critical Accounting Estimates” and “Risks and Uncertainties”.

Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others: (1) metal price volatility; (2) economic and political events affecting metal supply and demand; (3) fluctuations in ore grade or ore tonnes milled; (4) geological, technical, mining or processing problems; (5) future production; and (6) changes in the life-of-mine plan and/or the ultimate pit design. For a more comprehensive review of risk factors, please refer to the “Risks and Uncertainties” section of the Company’s most recent Annual Report under “Management’s Discussion and Analysis of Financial Results” and Annual Information Form under “Risk Factors” on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

OVERVIEW AND STRATEGIC ACTIVITIES
North American Palladium Ltd. (the “Company”) operates the Lac des Iles mine located 85 km northwest of Thunder Bay, Ontario. The mine is Canada’s only primary producer of platinum group metals (“PGM”). In addition to palladium, the Company earns substantial revenue from by-product nickel, platinum, gold and copper. Palladium’s primary use continues to be in the auto industry where it is an important component in controlling exhaust emissions as mandated by stringent hydrocarbon emission standards for cars, light trucks and SUVs, particularly in the United States, Europe and Japan. In addition, palladium is consumed in the dental, electronics, jewelry and chemical sectors.

The Company commenced the development of an underground mine at its Lac des Iles operation in the second quarter of 2004, which was completed in March 2006. Capital costs for the underground development were $36 million for direct and indirect costs (on budget). Mining equipment accounted for an additional $10 million of capital costs. The Company is financing this equipment through a vendor lease program. The Company began full production from the underground operations on April 1, 2006 and effective this date the production from the underground operations has been reflected in the operating results of the Company. The underground production for the nine months averaged 2,245 tonnes per day with an average palladium grade of 5.96 grams per tonne (during the fourth quarter 2,418 tonnes per day, with an average palladium grade of 6.42 grams per tonne), which was in line with expectations.

In 2006 the Company continued its exploration of the Offset High Grade Zone at the Lac des Iles mine. Work has now commenced on an exploration drift from the current underground development to expedite further definition drilling in the zone, in order to better define and increase confidence within the upper portion of the Offset High Grade Zone. This Zone remains open along strike and down dip.

On December 3, 2003, the Company entered into an option and joint venture agreement with Inco Limited on the Haines-Conacher properties, located approximately 100 km southwest of the Lac des Iles Mine in Ontario, which surrounds the past producing Shebandowan mine. The agreement was amended on March 31, 2006 to include the mine.

Successive diamond drilling programs in 2005 and 2006 warrant follow up on three relatively shallow mineralized zones known as the West, Road and “D” zones. A National instrument 43-101 compliant report on resources by a third party is in progress.

Management believes that the mining and trucking of small tonnages daily of the high nickel-in-sulphide type mineralization to the Lac des Iles mill could have beneficial impacts on cash flow and life of mine projections for the Lac des Iles operation.

On October 18, 2005, the Company announced that it had entered into a letter of intent with Gold Fields Limited to further explore and develop a mining operation at the Arctic Platinum Project (“APP”) located in Finland. The formal option and joint venture agreement was signed on March 24, 2006. The APP includes several advanced stage PGM Projects. The Company has been granted an option to earn up to a 50% and, in certain circumstances, a 60% interest in APP and become project operator. In order to exercise the option and create a joint venture, the Company must spend US$12.5 million, complete a feasibility study and make a production decision as well as paying Gold Fields US$36 million or US$45 million to earn a 50% or 60% interest, respectively, through the issuance of the Company’s common shares (approximately 7.3 million shares or 9.2 million shares as the case may be) on or before August 31, 2008.

The Company commenced work on the APP late in the first quarter of 2006. Three drills were mobilized into the Narkaus area to commence exploration and infill drilling on the Siika Kama, Kuohunki and Nutturalampi targets. Forty nine holes totalling 8,716 meters were drilled and the results were released on October 30, 2006. These results will be incorporated into the re-scoping study. At Suhanko, which was the subject of the 2005 feasibility carried out by Gold Fields, updated resource models are underway. The Company has contracted Aker Kvaerner ASA to complete the APP re-scoping study and P&E Mining Consultants Inc. to conduct the open pit designs and optimization. The Company expects the re-scoping study to be completed in the second quarter of 2007.

On September 29, 2005, the Company entered into an option and joint venture agreement with URSA Major Minerals Incorporated (“URSA”) on the Shakespeare nickel, copper, PGM property located near Sudbury, Ontario. In March 2006, URSA presented to the Company the completed feasibility study on a contemplated open-pit mine and 4,500 tonne per day concentrator. Although the feasibility study was positive, the rate of return indicated in the study did not meet the Company’s investment criteria and, consequently, the Company terminated its involvement in the project in September 2006.

Currently, the Company is delivering and selling all of its palladium production into the spot market with one or more commodity dealers and manufacturers. For 2006 the Company realized a weighted average cash price of US$319 per ounce on its delivery of palladium into the spot market. The Company expects the improvement in the palladium price to continue (average price of US$320 per ounce for 2006, in comparison to US$201 per ounce average for 2005) with the forecasted increasing global demand for palladium, the wide market price spread between platinum and palladium and increasing demand for palladium jewelry, all of which should accelerate consumption of palladium.

London Palladium Cash Price US$/Troy Oz
Dec. 28, 2001 - Dec. 28, 2006

Last: $323.50 Dec. 28, 06

The Company does not currently have any commodity or foreign exchange hedging or other derivative instruments. In prior periods the Company hedged the price of its palladium production under a contract with a major automotive manufacturer (the “Palladium Sales Contract”). The hedge price was based on the monthly average spot price for palladium with a floor price of US$325 per ounce for 100% of production. The Palladium Sales Contract for physical deliveries expired on June 30, 2005. For 2005 all palladium production (except 6,403 ounces delivered under the Palladium Sales Contract) was delivered into either a sales contract with a leading catalytic converter manufacturer or a global commodity dealer. These contracts provided for pricing at either the monthly average price in the month prior to delivery of palladium or the spot price on the day of delivery. These contracts expired on December 31, 2005 and currently the Company is selling its monthly palladium production into the spot market.

In 2004, the Company adopted a hedging strategy for a portion of its by-product metal production that it implements from time to time. The objective of this hedging strategy was to reduce the variability of cash flow associated with revenues derived from the sale of nickel, platinum, gold and copper. The Company used fixed-price forward platinum contracts and cash settled gold, nickel and copper price swap contracts to insulate its earnings and cash flows from changes in these metal prices. These contracts allow the Company to sell its platinum production to credit-worthy metal dealers at a fixed price under the forward sales contract. In the case of gold, nickel and copper, the Company received a fixed metal price in exchange for paying the floating price received under its physical sales contracts to acceptable counterparts under the metal price swap contracts. In October 2005, the Company made a decision to unwind various by-product metal hedges namely, platinum, gold, and nickel through the buy-back of forward sales or cash settled metal price swaps. This decision was taken to reposition the Company’s exposure to its by-product metals in advance of the expected increase in metal production at Lac des Iles in 2006. During 2006, the Company chose to sell into the spot market and not hedge any of its by-product metal production.

Production Statistics
Year Ended December 31	2006	2005	2004
Palladium (oz)	237,338	177,167	308,931
Payable Palladium (oz)	217,022	161,469	281,743
Platinum (oz)	22,308	18,833	25,128
Gold (oz)	17,237	14,308	25,679
Copper (lbs)	5,155,588	5,514,670	7,836,183
Nickel (lbs)	2,721,042	2,353,227	4,320,970
Ore Tonnes Milled	4,570,926	4,780,599	5,298,544
Ore Tonnes Mined - Underground	721,179	-	-
Ore Tonnes Mined - Open Pit	3,926,911	3,705,555	4,574,134
Waste Tonnes Mined - Open Pit	8,888,037	11,619,658	12,275,889
Waste Strip Ratio	2.26:1	3.14:1	2.68:1

Selected Annual Information
(thousands of Canadian dollars, except per share amounts)	2006	2005	2004
Revenue from metal sales	$159,200	$92,606	$185,204
Net loss	(34,109)	(53,611)	(92,110)
Less:
Exploration expense	(11,831)	(7,927)	(2,479)
Amortization	(30,103)	(18,297)	(36,296)
Accretion of convertible notes	(10,090)	-	-
Write-down of mining interests	-	-	(108,000)
Other non-cash items [1]	(4,231)	2,546	127
Net income (loss) before exploration and non-cash items[1]	22,146	(29,933)	54,538
Basic net loss per share (dollars)	(0.65)	(1.03)	(1.79)
Cash dividends declared	nil	nil	nil
Cash flow from operations prior to changes
in non-cash working capital	10,315	(37,860)	52,059
Total assets	265,012	238,357	297,897
Long-term debt, including current portion	$74,906	$46,272	$50,171

Summary of Quarterly Results
(thousands of Canadian dollars,				2005				2006
except per share amounts)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenue from metal sales	26,206	23,544	17,247	25,609	31,492	35,519	41,431	50,758
Cash flow from operations,
prior to changes in non-cash
working capital *	(3,963)	(9,900)	(17,105)	(6,892)	(362)	(3,105)	2,758	11,024
Exploration expense	843	1,662	1,721	3,701	2,024	2,659	2,576	4,572
Net loss	(7,736)	(15,228)	(19,610)	(11,037)	(4,141)	(11,325)	(11,247)	(7,396)
Net loss per share	(0.15)	(0.29)	(0.37)	(0.21)	(0.08)	(0.22)	(0.21)	(0.14)
Fully diluted net loss per share	(0.15)	(0.29)	(0.38)	(0.21)	(0.08)	(0.22)	(0.21)	(0.14)

* includes exploration expense

RESULTS OF OPERATIONS
The Company realized a net loss in 2006 of $34.1 million or $0.65 per share on revenues of $159.2 million compared to the net loss of $53.6 million or $1.03 per share on revenues of $92.6 million in 2005. The improvement in operating results compared to 2005, is primarily due to increased revenue being realized from higher palladium (34% increase) and by-product production, as well as the higher average prices for palladium and all by-product metals. Revenue in 2006 from the sale of palladium was $75.6 million compared to $43.4 million in 2005. For 2006 revenue from palladium sales was realized at an average of US$319 per ounce in comparison to the average of US$230 in 2005. This improvement supports the Company’s expectations regarding the improvement in the palladium price. The Company believes that the increasing global demand for palladium, the wide market price spread between platinum and palladium and increasing demand for palladium jewelry should accelerate consumption of palladium and expects that this improvement will be sustained and continue upward. Palladium production sold to a third-party smelter takes six months from the time of receipt at the smelter to settle the final delivery and pricing.

By-product metal pricing also continued to strengthen throughout 2006. However, this was offset to some degree by the stronger Canadian dollar. Revenue from by-product metal sales increased by 70% to $83.6 million in 2006 compared to $49.2 million in 2005 reflecting increased production, as well as the improved price levels for all by-products. Realized prices for by-product metals in 2006 compared to 2005, were platinum at US$1,140 per ounce (2005 - US$815), nickel at US$11.68 per lb (2005 - US$6.60), gold at US$610 (2005 - US$442) and copper at US$3.02 per lb (2005 - US$1.50). Partially offsetting the higher realized metal prices was a strengthening Canadian dollar, which averaged US$0.88 in 2006, compared to US$0.83 in 2005.

During 2006, the mill processed 4,570,926 tonnes of ore or an average of 12,523 tonnes per day, producing 237,338 ounces of palladium compared to 4,780,599 tonnes of ore or an average of 13,097 tonnes per day, producing 177,167 ounces of palladium in 2005. In 2006, the average palladium head grade was 2.18 grams per tonne compared to 1.66 grams per tonne in 2005. The improved head grade can be attributed to production from the underground mine, which commenced commercial production in April 2006. During the nine months ended December 31, 2006, 617,634 tonnes of ore were extracted from the underground mine, with an average palladium grade of 5.96 grams per tonne. For 2006, the palladium recoveries were 74.0% as compared to 69.6% in 2005. This improvement was achieved through continued progress in improving the throughput and availability of the mill by addressing and systematically resolving previously identified issues. These included flotation circuit improvements, implementation of proactive preventative maintenance programs, changes made to the mill flow sheet, reagent mix and the quality of recycled water.

Total production costs for 2006 of $112.5 million increased from the $99.3 million in the prior year. However, unit cash costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, decreased to US$201 per ounce in 2006 compared to US$359 per ounce in 2005. The decrease in unit cash costs was caused by a combination of improved ore grades and metal recoveries, which led to a 34% increase in palladium production to 237,338 ounces in 2006 compared to 177,167 ounces in 2005, combined with the 70% increase in revenue from by-product metals. In addition, throughout the year there was a decrease in the open pit waste to ore strip ratio of 2.26:1 in 2006, compared to 3.14:1 in 2005. However, there continues to be pressure on costs, particularly steel, tires, power and diesel fuel.

In 2004, the Company included in income from mining operations $7.1 million it received as an interim payment against a claim filed with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002. There were no further settlements received in 2005 or 2006. However, the Company is continuing to pursue the balance of the insurance claim and will record any additional recovery in income if and when received.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected palladium and other commodity prices and expected foreign exchange rates (considering current, historical and expected future prices and foreign exchange rates and related factors), production levels and cash costs of production and future capital and reclamation expenditures, all based on life-of-mine plans and projections. The term “recoverable minerals” refers to the estimated amount of palladium and other commodities that will be obtained from proven and probable reserves after taking into account losses during mining, ore processing and concentrate treatment.

During the first quarter of 2006, the ultimate pit design implemented in 2004 was changed to an interim pit design that addressed previously disclosed south pit wall instability issues. The Company engaged an independent geotechnical consultant to review the slope stability issues and his recommendations were used by P&E Mining Consultants in designing a reconfigured open pit. The Company then commenced a detailed review of its life-of-mine operating plan for the Lac des Iles mine. As a result of the review a revised mine plan has been adopted and the carrying value of the Company’s mining interests have been reviewed based upon this revised mine plan. The Company’s management believes an impairment charge and a corresponding reduction in the carrying value of its mining interests is not required.

The impairment test completed during the fourth quarter of 2004, resulted in a non-cash charge of $108.0 million (net of tax - $103.4 million or $2.01 per share) to write down the carrying value of mining interests. An assessment of impairment was required as a result of changes in key assumptions (refer to note 5(c) to the Financial Statements) which were primarily affected by a continuation of low palladium prices and a weakening U.S. dollar.

Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company’s operating performance could have a material effect on the Company’s ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment charges.

Non-cash amortization increased to $30.1 million in 2006 compared to $18.3 million in 2005. The higher amortization is attributable to the 34% increase in palladium production. As well, amortization of the investment in the underground development costs commenced with commercial production in April 2006. The asset impairment charge that was recorded in 2004, lowered the book value of mining interests and resulted in a reduction in the unit of production amortization rate for subsequent years.

Exploration expense increased to $11.8 million in 2006 compared to $7.9 million in 2005. Included in 2006 is $6.8 million spent on exploration on the APP as the Company continues its activities in Finland.

Costs associated with the APP project are being charged to exploration expense as they occur. If it is determined that the project can be economically developed, these costs will begin to be capitalized. In addition, the Company continued its exploration of the Offset High Grade Zone at the Lac des Iles mine, where in November, work commenced on the exploration drift in order to expedite further definition drilling in this zone in the first quarter of 2007, as well as the Shebandowan nickel, copper project.

For 2006, there was an $18.1 million loss from mining operations compared to a $55.8 million loss from mining operations in 2005. This improvement in earnings was mainly attributable to the 34% increase in production, as well as the improved pricing for palladium, where sales was realized at an average of US$319 per ounce for 2006, in comparison to the 2005 average of US$230. In addition there were similar increases in the volumes of by-product metals, along with the improved pricing for all by-products.

Other income and expense, which includes interest income and expense, accretion expense on the convertible note and foreign exchange gains and losses, was an expense of $17.4 million in 2006 compared to $0.7 million in 2005. The increase in 2006 was mainly due to the recognition of non-cash accretion expenses of $10.1 million relating to the convertible notes that were issued in 2006. For 2006, the Company incurred interest expense on long-term debt of $5.0 million compared to $2.5 million in 2005. The increased interest expense in 2006 was attributable to the increase in interest rates year-over-year as well as the additional interest expense incurred on the convertible notes that commenced in April, 2006. To date, this expense of $2.0 million has been settled with the issue of common shares (242,158 shares), pursuant to the elections made by the convertible note holders. In 2006 there was a foreign exchange loss of $1.8 million compared to a gain of $0.3 million in 2005. The foreign exchange loss relates primarily to the Company’s US dollar denominated credit facilities and the convertible notes. Interest income for 2006 declined to $0.8 million from $1.6 million in 2005 as a result of a lower average cash position in 2006.

For the year ended December 31, 2006, the Company reported a net loss of $34.1 million or $0.65 per share compared to net loss of $53.6 million or $1.03 per share for the year ended December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES
Cash provided by operations (prior to changes in non-cash working capital) was $10.3 million in 2006, compared to cash used in operations of $37.9 million in 2005. The $48.2 million improvement in operating cash flow1 was mainly attributable to the 34% increase in palladium production, as well as the improved pricing for palladium. In addition there were similar increases in the volumes of by-product metals, along with the improved pricing for all by-products that resulted in a 70% increase in by-product revenues. This improved revenue more than offset increased operating costs. The increase in costs was mainly due to the start up of commercial levels of production for the underground operation and the expensing of the related operating costs, beginning in April 2006. Changes in non-cash working capital required $44.1 million of cash in the 2006 as compared to providing $29.6 million in 2005. Palladium awaiting settlement increased to 129,496 ounces at December 31, 2006 compared to 65,905 ounces at December 31, 2005. The increase in the physical quantity of metal in the concentrate awaiting settlement combined with the higher palladium and by-product prices used to value the concentrate awaiting settlement resulted in a $44.6 million (119%) increase in the value of concentrate awaiting settlement. After allowing for non-cash working capital changes, cash used by operations was $33.8 million in 2006 compared to $8.3 million in 2005.

Investing activities required $19.4 million of cash in 2006, the majority of which was attributable to the ongoing lateral development for the underground mine and the 2006 expansion of the tailings management facilities. This compares with $35.4 million of net investing activities in 2005, where the two major projects undertaken were the upgrade of the tailings management facility for $5.8 million and the ongoing underground mine development, which required $23.9 million excluding $6.5 million of mining equipment purchased under capital leases.

The Company’s debt position increased to $74.9 million at December 31, 2006 compared to $46.3 million at December 31, 2005, due to the issuance of US$48.5 million principal amount of convertible notes in 2006.

On March 29, 2006, the Company closed the first tranche (Series I notes) of a private placement of US$35.0 million principal amount of convertible notes. The transaction was with two purchasers, Kaiser Francis Oil Company (“KFOC), the Company’s largest shareholder, and an institutional investor. The Series I convertible notes bear interest at 6.5% per annum and mature on August 1, 2008. The principal amount of the notes can be converted into common shares of the Company at US$12.18 (2,873,563 common shares) and also have attached warrants which can be exercised to purchase 1,436,782 common shares at US$13.48 until March 29, 2010.

Under the terms of the private placement, the Company had the right to sell to KFOC up to US$13.5 million principal amount of convertible note on or before June 30, 2006, the proceeds of which were to be used to repay the loan outstanding under the KFOC standby credit facility. The Company exercised this right and on June 23, 2006 issued US$13.5 million principal amount of Series II convertible note to KFOC to repay the outstanding credit facility. The Series II note bears interest at 6.5%, matures on December 1, 2008 and is convertible into 1,108,374 common shares of the Company at US$12.18 per share. Warrants exercisable to purchase 554,187 common shares of the Company were issued with the Series II note, with each warrant being exercisable to purchase one common share at US$13.48 per share until June 23, 2010.

The purchasers of the Series I notes had the option to acquire an additional US$10.0 million aggregate principal amount of convertible notes (Series III) on or before December 31, 2006 but elected not to exercise this option.

The Company has the right to defer any principal repayments in cash until a later principal repayment date. There is no limit on the length of the deferral, other than it cannot be deferred later than the final maturity date. The Company must give five days notice of its intention to defer. For the principal repayment due April 1, 2007 on the Series I notes, both Purchasers have indicated their intention to accept repayment in shares.

On October 12, 2006 the Company obtained from KFOC a US$5.0 million short term working capital loan maturing December 31, 2006. The interest rate under the loan is the 30-day LIBOR plus 2.5% per annum. The Company paid a commitment fee of US$37,500 and amounts not drawn under the loan are subject to a standby fee of 0.125% per annum. In connection with the loan, the Company granted to KFOC a first priority security interest on the inventory and receivables of the Company. On December 13, 2006 the maturity date was extended to March 31, 2007, with no other changes in terms. The Company paid a commitment fee of US$25,000 for the extension. As at December 31, 2006, the Company had drawn down US$5.0 million (2005 nil).

As at December 31, 2006, the Company had cash of approximately $3.2 million (December 31, 2005 - $15.0 million) and working capital of $50.8 million (December 31, 2005 - $31.5 million). The Company recognized that it would need to raise additional working capital to fund its expected operations over the next twelve months as the inventory of concentrate awaiting settlement continues to increase and as the lateral development of the underground mine continues. To meet this need the Company entered into a platinum and palladium purchase agreement with Auramet Trading, LLC by which the Company may at its election receive advance payments not exceeding at any time, an aggregate maximum amount of US$25.0 million.

On February 27, 2007 the Company also completed a private placement of 550,000 flow through common shares at $11.00 per share for gross proceeds of $6.05 million. The underwriter of the private placement was Dundee Securities Corporation which received a 6% commission. The gross proceeds will be used to expedite work on the Shebandowan Project. The Company is continuing to review various other options to raise additional funds.

CONTRACTUAL OBLIGATIONS

As at December 31, 2006			Payments Due by Period
(thousands of Canadian dollars)	Total	1 Year	1 - 3 Years	4 - 5 Years
Senior credit facility	$17,654	$6,662	$10,992	$-
Kaiser-Francis credit facility	5,827	5,827	-	-
Capital lease obligations	6,215	2,104	3,648	463
Convertible notes payable	45,210	22,148	23,062	-
Interest obligations	2,859	1,273	1,540	46
Operating leases	4,695	1,713	2,095	887
Other purchase obligations	1,351	1,351	-	-
	$83,811	$41,078	$41,337	$1,396

There are no payments due after five years.

RELATED PARTY TRANSACTIONS
In December 2001, Kaiser-Francis provided a US$20.0 million non-revolving credit facility to finance the Company’s working capital requirements. In the second quarter of 2004, the Kaiser-Francis credit facility was extended to June 30, 2006. Interest was based on the 30-day LIBOR plus 2.50% and the stand-by fee was 0.125% per annum. The amount paid to Kaiser-Francis for interest and stand-by fee on this facility was $0.6 million in 2006 compared to $0.8 million in 2005. This facility was repaid on June 23, 2006 with the principal amount of the Series II convertible note issued on this date. On October 12, 2006 the Company obtained from KFOC a US$5.0 million short term working capital loan maturing December 31, 2006. On December 13, 2006, the maturity date was extended to March 31, 2007. Interest on this new facility is based on the 30-day LIBOR plus 2.5% and the stand-by fee is 0.125% per annum. Kaiser-Francis holds approximately 50% of the common shares of the Company.

The Company engaged Louis J. Fox in November, 1999, to provide services in connection with the negotiation of palladium end-user supply contracts. The services agreement was negotiated at arms-length prior to Mr. Fox becoming a director of the Company. Mr. Fox, now a former director, received a fee in connection with the negotiations related to the Palladium Sales Contract. The amount paid to Mr. Fox in 2006 was $nil compared to $0.2 million in 2005. The Palladium Sales Contract expired on June 30, 2005 and no further fees are payable to Mr. Fox in connection with this contract.

FOURTH QUARTER AND MANAGEMENT’S OUTLOOK
There is no apparent pattern of variability or seasonality affecting the Company’s operations. The principal drivers of the Company’s performance are its monthly production of PGM and by-product metals from its Lac des Iles mine and the corresponding world spot prices of such metals.

Production for the fourth quarter 2006 was 73,242 ounces of palladium with an average palladium head grade of 2.52 g/t. This was an improvement on the palladium production of 59,756 ounces in the third quarter and almost double the production of 36,833 ounces in 2005 with a headgrade of 1.47 g/t, during the same period. The improved head grade can be attributed to production from the underground mine, which, commencing in April 2006, is being recognized as revenue. During the fourth quarter, the underground mine averaged 2,418 tonnes per day at an average head grade of 6.42 g/t. In addition, mill availability reached 90% during the quarter, about 10% above the same period last year, reflecting the determined efforts throughout the year to resolve the challenges, combined with the implementation of a proactive maintenance program. Overall, the net loss in the fourth quarter was $7.4 million. This was lower than the third quarter loss of $11.2 million, primarily due to increased revenue being realized from higher production as well as the higher average price for palladium, as well as for the by-product metals, and lower than the fourth quarter 2005 net loss of $11.0 million again mainly due to the higher production and realized prices.

The underground mine commenced commercial production in April, 2006. The underground production for the nine months averaged 2,245 tonnes per day with an average palladium grade of 5.96 g/t (during the fourth quarter 2,418 tonnes per day, with an average palladium grade of 6.42 g/t), in line with expectations. Palladium production in 2007 is expected to continue to improve, with a full year of production from the underground and is expected to be approximately 290,000 ounces as the average blended head grade is expected to increase in line with the historical averages of the mine.

The Company’s aggressive exploration program will continue in 2007, with approximately $15.0 million being allocated to exploration activities. The main focus will continue to be on the APP in Finland with the preliminary scoping scheduled to be completed by the end of the first half of 2007. In addition, the Company will continue to focus on the further definition of the Offset High Grade Zone at Lac des Iles and projects such as the Shebandowan project. Finally, a key strategy moving forward will be to continue the pursuit of quality Ni/PGM opportunities.

The Company believes that the surplus pressures of the early 2000’s have abated and the market has moved into a demand driven pricing environment. This is being evidenced by increasing global catalytic demand fueled by growing low tolerance emission legislation and rapid technological advances which exploit pricing differentials between palladium and platinum. With Russian exports more transparent and demand in the four major consumption areas increasing, demand likely will outpace supply over the long term.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Critical accounting policies generally include estimates that are highly uncertain and for which changes in those estimates could materially impact the Company’s financial statements. The following accounting policies are considered critical:

(a) Impairment assessments of long-lived assets
Each year, the Company reviews the mining plan for the remaining life of mine. Significant changes in the mine plan can occur as a result of mining experience, mineral reserve estimates based on assessed geological and engineering analysis, new discoveries, changes in mining methods and production rates, process changes, investments in new equipment and technology, metal prices, estimates of future production costs and other factors. Based on year-end ore reserves and the current mine plan, the Company reviews annually its accounting estimates and makes adjustments accordingly.

The Company assesses long-lived assets for recoverability on an annual basis. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset.

Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company’s operating performance could have a material effect on the Company’s ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment changes.

(b) Amortization of mining interests
The Company amortizes a large portion of its mining interests using the unit of production method based on proven and probable reserves.

(c) Forward Metal Sales and Metal Price Swap Contracts
In the fourth quarter of 2003, the Company updated its hedge policy to allow for managing its exposure to market metal prices, particularly its platinum, gold, nickel and copper price exposure. With the adoption of this policy and from time to time, the Company will enter into forward metal sales or cash settled swaps to establish fixed metal prices in order to manage metal price volatility.
The Company uses fixed-price forward platinum sales contracts and cash settled gold, nickel and copper price swap contracts to insulate its earnings and cash flows from changes in these metal prices. These contracts allow the Company to sell its platinum to credit-worthy metal dealers at a fixed price under the forward sales contract. In the case of gold, nickel and copper, the Company receives a fixed metal price in exchange for paying the floating price received under its physical sales contracts to acceptable counterparts under the metal price swap contracts. In October 2005, the Company made a decision to unwind various by-product metal hedges namely, platinum, gold, and nickel through the buy-back of forward sales or cash settled metal price swaps. This decision was taken to reposition the Company’s exposure to its by-product metals in advance of the expected increase in metal production at Lac des Iles in 2006.

(d) Revenue Recognition
Revenue from the sale of palladium and by-product metals is recognized net of royalties upon the delivery of concentrate to the smelter, which is when title transfers and the rights and obligations of ownership pass. The Company’s metals are sold under contracts that provide for final prices that are determined by quoted market prices in a period subsequent to the date of sale. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the price is finalized. Provisional pricing is based upon market prices in the month of recognition. Concentrate awaiting settlement at the smelter is net of estimated treatment and refining costs.

(e) Mine Restoration Obligation
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

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED
Financial Instruments - Recognition and Measurement
In January 2005, the CICA released new Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. The Company has not yet determined the effect that these new standards will have on its financial position and results of operations.

The CICA has also reissued section 3860 of the CICA Handbook as section 3861, Financial Instruments - Disclosure and Presentation, which establishes standards for presentation of financial instruments and non financial derivatives and identifies the information that should be disclosed about them. The revisions come into effect for fiscal years beginning on or after October 1, 2006. The Company has not yet determined the affect these new standards will have on its financial position and results of operations.

COMPREHENSIVE INCOME AND EQUITY
In January 2005, the CICA released new Handbook Section 1530, “Comprehensive Income”, and Section 3251, “Equity”, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components, in a separate financial statement that is displayed with the same prominence as other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company has not yet determined the effect that these new standards will have on its financial position and results of operations.

HEDGES
In January 2005, the CICA released new Handbook Section 3865, “Hedges”, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. The Company does not expect the adoption of this standard to have a material impact on its financial position and results of operations.

1 NON-GAAP MEASURE
North American Palladium has included in this document non-GAAP performance measures for operating cash flows from operations prior to changes in non cash working capital, net income (loss) before exploration and non cash items and cash cost per ounce1. Management uses these measurements as a basis for determining results from the Lac des Iles mining activities. These non-GAAP measures do not have any standardized meaning nor are they necessarily comparable with similar measures presented by other companies. North American Palladium believes that certain investors use this information to evaluate the Company’s performance. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Reconciliation of Cash Cost per Ounce1 to Financial Statements
Year Ended December 31
(thousands of dollars, except per ounce amounts)	2006	2005
Production costs including overhead	$112,458	$99,322
Smelter treatment, refining and freight costs	15,438	15,777
	127,896	115,099
Less: by-product metal revenue	(83,556)	(49,208)
	44,340	65,891
Divided by ounces of palladium	193,067	154,196
Cash cost per ounce[1] (Cdn$)	230	427
Cdn$ exchange rate	1.14072	1.19062
Cash cost per ounce[1] (US$)	201	359

Reconciliation of Cash Flow from Operations, Prior to Changes in Non Cash Working Capital (Operating Cash Flow1) to Financial Statements

Year Ended December 31
(thousands of dollars)	2006	2005	2004
Operating Cash Flow[1]	$10,315	$(37,860)	$52,059
Changes in Non-cash Working Capital	(44,104)	29,587	29,731
Cash Provided by Operating Activities	$(33,789)	$(8,273)	$81,790

OTHER INFORMATION
Additional information regarding the Company is included in the Company’s Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company’s Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission’s website at www.sec.gov.

OUTSTANDING SHARE DATA
As of March 20, 2007 there were 53,595,398 common shares of the Company outstanding and options outstanding pursuant to the 1995 Corporate Stock Option Plan entitling holders thereof to acquire 313,633 common shares of the Company at an average strike price of $7.91.

RISKS AND UNCERTAINTIES
The price of palladium is the most significant factor influencing the profitability of the Company. In 2006, sales of palladium accounted for approximately 48% (2005 - approximately 47%) of the Company’s revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other PGM producing countries, particularly Russia and South Africa. The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

Currency fluctuations may affect cash flow since production currently is sold in United States dollars, whereas the Company’s administration, operating and exploration expenses are incurred mainly in Canadian dollars. As a result, changes in the exchange rate between Canadian and United States dollars can affect revenue and profitability.

The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company’s properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining. Currently the Company sells all of its concentrate to one smelting firm under a contract that expires on April 30, 2007. Management believes it will be successful in negotiating an extension and/or new agreement with the smelting firm, but cannot guarantee that this will occur.

DISCLOSURE CONTROLS AND PROCEDURES
Management is responsible for the information disclosed in this management’s discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. As of the financial year ended December 31, 2006, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2006 to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

INTERNAL CONTROL OVER FINANCIAL REPORTING
As at the financial year ended December 31, 2006, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP.

There have been no changes in the Company’s internal control over the financial reporting that occurred during the most recent interim period ended December 31, 2006 that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
For the Company, as with many other public companies not required to comply under SEC regulations in the United States, this requirement is the first major impact of Sarbanes Oxley regulations as they become adopted in Canada. Historically, we have been confident in our ability to report accurate financial information on a timely basis and we were comfortable that the control environment that existed to enable this reporting was sufficient and appropriate. The real impact of this requirement then is not to change our controls or the control environment but to require us to document the various forms that these controls take and provide a basis for measuring the effectiveness of these controls through regular audits that will need to begin in 2007. Our external auditors have not conducted a review or audit of the controls or the documentation relating to this initiative.

Forward-Looking Statements - Certain statements included in this 2006 annual report, financial statements for the year ended December 31, 2006 and management’s discussion and analysis are forward-looking statements which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company’s future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as “continue”, “proposed”, “appears”, “indicating”, “predicting”, “estimate”, “expect”, “plan”, “should”, “may”, “will” and other similar expressions are intended to identify forward-looking statements. In particular statements relating to the estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life, financing, construction and commissioning, and exploration prospects are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, changes in the US/Cdn dollar exchange rate, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems, recoverability of metals, future profitability and production, availability of financing on acceptable terms and unexpected problems during the development, construction and start-up phases of the underground mine. For a more comprehensive review of risk factors, please refer to the Company’s most recent Annual Report under “Management’s Discussion and Analysis of Financial Results” and Annual Information Form under “Risk Factors” on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

A.	Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by North American Palladium Ltd. (the "Registrant") in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Registrant's Chief Executive Officer and Manager of Administration and Senior Controller and acting Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

B.	Management's Annual Report on Internal Control over Financial Reporting

The following report is provided by management in respect of the Registrant's internal control over financial reporting:

1.	Management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant.
2.
Management of the Registrant has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Registrant’s internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of the Registrant’s internal control over financial reporting because it is free from bias, permits reasonable consistent qualitative and quantitative measurements of the Registrant’s internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of the Registrant’s internal controls are not omitted, and is relevant to an evaluation of internal control over financial reporting.

3.
Management of the Registrant has assessed the effectiveness of the Registrant’s internal control over financial reporting, as at December 31, 2006, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in the Registrant’s internal control over financial reporting that have been identified by management.

4.
KPMG LLP, which has audited the consolidated financial statements of the Registrant for the year ended December 31, 2006, has not issued an attestation report on management's assessment of the Registrant's internal control over financial reporting. Please see Section C, Attestation Report of the Registered Public Accounting Firm of this Annual Report.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Registrant’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Registrant’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission (the "SEC") that permit the Registrant to provide only management’s report in this Annual Report.

D.	Changes in Internal Control Over Financial Reporting

Since the most recent evaluation of the Registrant's internal control over financial reporting, there has not been any significant change in the Registrant's internal control over financial reporting that has materially affected or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2006.

F.	Audit Committee Financial Expert

The Registrant's board of directors has determined that Mr. Gregory J. Van Staveren, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert, as that term is defined in General Instruction B8(a) of Form 40-F. The Registrant's board of directors has also determined that Mr. Van Staveren is independent.

The Registrant discovered an inadvertent violation of Section 121 of the American Stock Exchange (“AMEX”) Registrant Guide in 2006. Mr. Van Staveren, has a brother who is a partner at KPMG LLP ("KPMG"), the Registrant's outside auditor.  As a result of Mr. Van Staveren’s brother’s affiliation with KPMG, Mr. Greg Van Staveren is not independent within the meaning of Section 121A(f) of the AMEX Registrant Guide, which provides that a director who is, or has an immediate family member who is, a current partner of a listed Registrant's outside auditor is not independent.

Note 5 to the Commentary to Section 121 of the AMEX Registrant Guide provides that foreign companies are permitted to follow home country practice in lieu of the audit committee requirements specified in Section 121 in accordance with the provisions of Section 110, provided that such companies comply with Rule 10A-3 under the Exchange Act. The fact that Mr. Greg Van Staveren's brother is a partner at KPMG does not impair his independence under Rule 10A-3. Further, the Registrant was not in violation of the director independence and audit committee requirements under applicable Canadian requirements.

The Registrant made application to the AMEX for a waiver of the requirements of Section 121 of the AMEX Registrant Guide is this regard. The waiver was granted on March 10, 2006.

G.	Code of Ethics

The Registrant’s board of directors has adopted a code of ethics that applies to all directors, officers and employees. The Registrant will provide a copy of the code of ethics without charge to any person that requests a copy by contacting the Corporate Secretary, at the address that appears on the cover of this Annual Report on Form 40-F.

H.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by KPMG LLP (“KPMG”), the Registrant's external auditors for the fiscal year ended December 31, 2005 and 2006, for services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for such years were Cdn$329,640 and Cdn$442,160, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2005 and 2006 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements for such years were Cdn$30,820 and Cdn$185,714 respectively.

Tax Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2005 and 2006 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$12,075 and Cdn$39,503, respectively. Tax services provided included preparation of corporate tax returns and review of tax provisions.

All Other Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2005 and 2006 for products and services provided by KPMG, other than the services reported in the preceding three paragraphs, were Cdn$nil and Cdn$nil, respectively.

Audit Committee Pre-Approval Policies

All audit and non-audit services performed by the Registrant's auditor are pre-approved by the audit committee of the Registrant.

I.	Off-Balance Sheet Arrangements

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

J.	Tabular Disclosure of Contractual Obligations

The following table sets out the Registrant’s known contractual obligations for its long-term liabilities and lease commitments as of the fiscal year ended December 31, 2006.

Contractual Obligations

As at December 31, 2006	Payments Due by Period
(thousands of dollars)	Total	1 Year	1 - 3 Years	4 - 5 Years

Senior credit facility	17,654	6,662	10,992	--
Kaiser-Francis credit facility	5,827	5,827	--	--
Capital lease obligations	6,215	2,104	3,648	463
Convertible notes payable	45,210	22,148	23,062	--
Interest obligations	2,859	1,273	1,540	46
Operating leases	4,695	1,713	2,095	887
Other purchase obligations	1,351	1,351	--	--
	$83,811	$41,078	$41,337	$1,396
There are no payments due after five years.

K.	Identification of Audit Committee

The Registrant has an audit committee comprised of four individuals: Mr. Gregory Van Staveren, Mr. David Comba, Mr. Robert Quinn and Mr. Steven Berlin. . Mr. Comba and Mr. Quinn are independent as that term is defined under the rules and regulations of the AMEX. As described above in Item F, Mr. Van Staveren is not independent as that term is defined under the rules and regulations of the AMEX. Mr. Berlin is not a voting member of the audit committee and serves in the capacity of an observer. Mr. Berlin is not independent, as that term is defined under the rules and regulations of the AMEX, as, prior to December 31, 2005, he served as an executive officer of Kaiser Francis Oil Registrant, which owns approximately 50.0% of the outstanding common shares of the Registrant. Mr. Berlin does satisfy the requirements of Rule 10A-3 under the Exchange Act. Further, Mr. Berlin is a certified public accountant and has considerable experience in corporate finance.

L.	Critical Accounting Policies

A discussion of the Registrant's critical accounting policies can be found in its Management's Discussion and Analysis for the year ended December 31, 2006 filed with the Commission as Document 4 herein.

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

NORTH AMERICAN PALLADIUM LTD.

Dated: March 30, 2007	By:	/s/ James D. Excell
By: James D. Excell
Title: President and Chief Executive Officer

EXHIBIT INDEX

Number	Document

1.	Consent of KPMG LLP
31.	Certification of CEO and Manager of Administration and Senior Controller and acting Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.	Certification of CEO and Manager of Administration and Senior Controller and acting Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002