Form 40-F/A
NORTH AMERICAN PALLADIUM LTD
filed 2007-06-05
CIK 887701

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No. 1

to

FORM 40-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006                       Commission File Number 1-15142

North American Palladium Ltd.

(Exact name of Registrant as specified in its charter)

Canada	1099	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

130 Adelaide Street West

Suite 2116, Toronto, Ontario

M5H 3P5

(416) 360-7590

(Address and telephone number of Registrants’ principal executive offices)

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

☒ Annual information form  ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report.

The Registrant had 52,947,693 Common Shares

outstanding as at December 31, 2006

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such Rule.

Yes ☐ 82-	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

EXPLANATORY NOTE

North American Palladium Ltd. (the “Registrant”) is filing this Amendment No. 1 to the Registrant’s Annual Report on Form 40-F because the Registrant has filed a Revised Annual Information Form. The Revised Annual Information Form has been filed in order to correct errors on page 10 relating to the effect of certain Common Share issuances on the Initial Conversion Price of the Convertible Notes and the Initial Exercise Price of the Warrants and on page 18 to correct errors relating to the Registrant’s earn-in rights on the Haines-Conacher properties.

DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:	Revised Annual Information Form for the fiscal year ended December 31, 2006, dated March 30, 2007 and amended and restated June 4, 2007.

2

Document No. 1

3

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

4

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Dated: June 4, 2007	By:	/s/ James D. Excell
	By:	James D. Excell
	Title:	President and Chief Executive Officer

5

EXHIBIT INDEX

Number	Document

31.	Certification of CEO and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.	Certification of CEO and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

6

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Dated: June 4 , 2007	/s/ G. Fraser B. Sinclair
	By:	G. Fraser B. Sinclair
	Title:	Chief Financial Officer

7

NORTH AMERICAN PALLADIUM LTD.

REVISED ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2006

DATED MARCH 30, 2007

AMENDED AND RESTATED JUNE 4, 2007

EXPLANATORY NOTE:  This annual information form has been revised to correct errors on page 10 relating to the effect of certain Common Share issuances on the Initial Conversion Price of the Convertible Notes and the Initial Exercise Price of the Warrants and on page 18 to correct the Corporation’s earn-in rights on the Haines-Conacher properties.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
METRIC CONVERSION TABLE
OTHER INFORMATION
CORPORATE STRUCTURE
GENERAL DEVELOPMENT OF THE BUSINESS AND DESCRIPTION OF THE BUSINESS
Overview
Lac des Iles Mine
Open Pit Mining Operations
Underground Mining Operations
Milling Operations
Facilities and Infrastructure
Metal Sales
Royalty Agreement
Smelting and Refining Agreement
Financing
Collective Agreement with Hourly Workers
Mineral Properties
Lac Des Iles
Environmental Matters
Haines-Conacher (Shebandowan) Properties
Shakespeare Property
Arctic Platinum Project
DIVIDENDS
CAPITAL STRUCTURE
MARKET FOR SECURITIES
DIRECTORS AND EXECUTIVE OFFICERS
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Conflicts of Interest
LEGAL PROCEEDINGS
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
TRANSFER AGENT
MATERIAL CONTRACTS
INTERESTS OF EXPERTS
RISK FACTORS
AUDIT COMMITTEE INFORMATION
Audit Committee Charter
Composition of the Audit Committee
Relevant Education and Experience
Reliance on Certain Exemptions
Audit Committee Pre-Approval Policies and Procedures
External Auditor Service Fees
ADDITIONAL INFORMATION
AUDIT COMMITTEE CHARTER
GLOSSARY OF TERMS

i

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

Descriptions of mineral reserve and mineral resource estimates included herein under Canadian standards may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the United States Securities and Exchange Commission. See “Mineral Reserve and Resource Estimates – Note to U.S. Shareholders” herein.

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

On January 19, 2007, LDI entered into a platinum and palladium purchase agreement with Auramet Trading LLC.  See “Financing – Platinum and Palladium Purchase Agreement”.

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

Convertible Note Financing

On March 28, 2006, the Corporation announced the execution of a securities purchase agreement dated March 24, 2006 (the “Securities Purchase Agreement”) relating to the private placement of up to US$58.5 million principal amount of convertible notes (the “Convertible Notes”) together with common share purchase warrants (the “Warrants”) exercisable to purchase, for four years from the date of their issuance, 50% of the number of Common Shares underlying the Convertible Notes.  Under the terms of the Securities Purchase Agreement, on March 29, 2006 the Corporation issued a Series I Convertible Note in the principal amount of US$17.5 million to each of Kaiser-Francis and IP Synergy Finance Inc. (“IPSF” and, collectively with Kaiser-Francis, the “Holders”).  On June 23, 2006, the Corporation issued a Series II Convertible Note in the principal amount of US$13.5 million to Kaiser-Francis

The Series I Convertible Notes were initially convertible into 2,873,563 Common Shares representing an effective price of US$12.18 per share (the “Initial Conversion Price”).  The Series II Convertible Note was initially convertible, at the Initial Conversion Price, into 1,108,374 Common Shares.  The Initial Conversion Price is equal to 113% of the Initial Market Price.  For the purposes of the Convertible Notes, the Initial Market Price is US$10.78, being the five day weighted average trading price of the Common Shares on the American Stock Exchange (the “AMEX”) immediately preceding March 24, 2006.  In addition, Warrants exercisable to purchase 1,436,782 Common Shares (the “Series I Warrants”) were issued with the Series I Convertible Notes, and common share purchase warrants exercisable to purchase 554,187 Common Shares (the “Series II Warrants”) were issued with the Series II Convertible Note.  Each Warrant is exercisable to purchase one Common Share at an initial exercise price (the “Initial Exercise Price”) of US$13.48.  The Initial Exercise Price of the Warrants is equal to 125% of the Initial Market Price.

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

The Convertible Notes contain customary covenants, including restrictions on the Corporation incurring debt, payment of dividends or obligations for or involving the payment of money in excess of certain restricted amounts.  The Convertible Notes also contain customary anti-dilution protection (including full protection for dividends) as well as adjustments in the event that the Corporation issues Common Shares or securities convertible into Common Shares at a purchase price (the “Effective Price”) per Common Share less than the Conversion Price.  In such event, the conversion price will be reduced to the Effective Price, provided that the adjusted conversion price cannot be less than US$9.12 (adjusted as prescribed in the Convertible Notes).  Notwithstanding the foregoing, no adjustment is required in certain specified events, including Common Shares issued (i) pursuant to the exercise of stock options or in connection with the Corporation’s share purchase plan, (ii) with favourable flow-through tax treatment relating to Canadian exploration expenses under the Income Tax Act (Canada), or (iii) in connection with certain transactions involving a merger or acquisition of an entity, business or assets.

The Warrants contain anti-dilution protection similar to that of the Convertible Notes.  In the event that the Corporation issues Common Shares or securities convertible into Common Shares at an Effective Price per Common Share less than the exercise price of the Warrants, the exercise price of the Warrants will be reduced to the Effective Price provided that the adjusted exercise price cannot be less than US$10.73 (adjusted as prescribed in the Warrants).  The Warrants contain the same exceptions to the anti-dilution provisions as the exceptions to the adjustment of the Conversion Price of the Convertible Notes set out in the previous paragraph.

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

Platinum and Palladium Purchase Agreement

On February 5, 2007, the Corporation announced that LDI had entered into a platinum and palladium purchase agreement dated as of January 19, 2007 (the “Auramet Agreement”) with Auramet Trading, LLC (“Auramet”), a precious metals merchant, providing for the purchase and sale of an average of 10,000 ounces of palladium and 500 ounces of platinum per month. The Corporation is a guarantor of LDI’s obligations under the Auramet Agreement.  LDI may not request any purchase and sale after June 15, 2008 and all sales and payment therefor are required to be settled by December 31, 2008. LDI may receive advance payments not exceeding, at any time, an aggregate maximum of US$25 million.

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

Mineral Reserve and Mineral Resource Estimates

The following contains forward-looking statements about the Corporation’s mineral reserve and mineral resource estimates. Reference should be made to “Special Note Regarding Forward-Looking Statements” on page 1 and for a description of material factors that could cause the Corporation’s actual results to differ materially from the forward-looking statements in the following, please see “Risk Factors” commencing at page 3.

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

5. Mineral resources are stated on a combined basis of the Offset High Grade Zone and the Roby Footwall Zone.

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

Haines-Conacher (Shebandowan) Properties

On December 3, 2003, the Company entered into an option and joint venture agreement with Inco Limited (now CVRD Inco Limited) on the Haines-Conacher properties which surrounds the past producing Shebandowan mine.  The agreement was subsequently amended March 31, 2006 to include the mine.  The Haines-Conacher properties are located approximately 80 kilometres southwest of Thunder Bay.  In order to earn a 50% interest in the property, the Corporation must make cash payments aggregating $200,000 and incur exploration expenditures of $3 million on or before March 31, 2008.  Under certain conditions, CVRD Inco Limited may exercise a back-in right to increase its interest from 50% to 60%.

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

DIVIDENDS

The Corporation has not paid any dividends to date on its Common Shares. In addition, the payment of dividends on the Common Shares is restricted under the terms of the Securities Purchase Agreement (see “Financing – Convertible Note Financing”). Accordingly, it is not anticipated that the Corporation will pay any dividends on its Common Shares in the near future. The actual timing, payment and amount of any dividends will be determined by the board of directors from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the board of directors may consider relevant.

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

The following table sets out the reported high and low closing prices and aggregate trading volume of the Common Shares on the TSX for the periods indicated:

	High	Low	Volume
2006
January	$13.00	$9.70	1,505,791
February	14.60	10.90	2,140,121
March	14.88	10.82	1,979,853
April	14.54	11.89	1,383,671
May	12.85	9.22	1,847,910
June	10.30	7.76	828,066
July	10.13	7.62	645,969
August	8.95	7.27	631,942
September	9.51	7.52	471,755
October	9.50	7.83	401,057
November	10.95	8.59	927,969
December	10.22	8.50	846,554
2007
January	9.71	7.98	1,045,100
February	9.86	8.80	980,300
March 1 – March 20	9.17	7.81	682,100

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the directors and executive officers of the Corporation:

Nameand municipality of residence	Position(s) held	Principal occupation	Director since

Michael P. Amsden, P.Eng. (4) Oakville, Ontario	Director	Retired senior mining executive	April 1995

Steven R. Berlin, C.P.A.(1)(2)(3) Tulsa, Oklahoma	Director	Part-time consultant	February 2001

Name and municipality of residence	Position(s) held	Principal occupation	Director since

C. David A. Comba (1)(4) Toronto, Ontario	Director	Graduate geologist and retired executive	March 2006

André J. Douchane(4) Sante Fe, New Mexico	Chairman and director	Consultant	April 2003

Robert J. Quinn (1)(2)(3) Kingwood, Texas	Director	Director, Quinn & Brooks LLP,	June 2006

Gregory J. Van Staveren, C.A., C.P.A (1)(2)(3) Toronto, Ontario	Director	Strategic financial consultant	February 2003

William J. Weymark West Vancouver, British Columbia	Director	President and Chief Executive Officer, Vancouver Wharves Ltd.,	January 2007

James D. Excell Kelowna, British Columbia	President and Chief Executive Officer	Officer of the Corporation	—

Michael C. Thompson, F.C.C.A. Thunder Bay, Ontario	Manager Administration and Senior Controller	Officer of the Corporation	—

David Passfield Ajax, Ontario	Vice President, Operations	Officer of the Corporation	—

Reno Pressacco Oakville, Ontario	Vice President Exploration	Officer of the Corporation	—

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

Mr. Passfield, prior to October 2, 2006 was Vice President and General Manager  of Grande Cache Coal Corporation, an operating  metallurgical coal mining company located in Alberta, Canada. Prior to May 2005 he was Manager, Mining for Diavik Diamond Mines Inc., a subsidiary of Rio Tinto plc., which operates the Diavik Diamond Mine in the Northwest Territories.

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

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, shareholder owning, directly or indirectly, or exercising control or direction over, 10% or more of the voting securities of the Corporation or any associate or affiliate of any of the foregoing has or had a material interest, direct or indirect in any transaction since January 1, 2006 that has materially affected or will materially affect the Corporation, except as follows:

1.                                       Kaiser-Francis is a party to the credit facilities described under “Financing – Kaiser-Francis Credit Facilities”.

2.                                       Kaiser-Francis is a party to the Securities Purchase Agreement described under “Financing – Convertible Note Financing”.

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

In the ordinary course of business, the Corporation is required to obtain and renew governmental permits for the operation and expansion of existing operations or for the commencement of new operations.  Obtaining or renewing the necessary governmental permits is a complex and time-consuming process.  The duration and success of the Corporation’s efforts to obtain and renew permits are contingent upon many variables not within the Corporation’s control including the interpretation of applicable requirements implemented by the permitting authority and aboriginal consultation.  The Corporation may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Corporation expects.  Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely affect the Corporation’s revenues and future growth.

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

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee charter is set out commencing at page 34.

Composition of the Audit Committee

The Committee is comprised of Gregory J. Van Staveren (Chairman), David Comba, Robert Quinn and Steven R. Berlin.  Mr. Van Staveren, Mr. Comba and Mr. Quinn are independent as such term is defined in Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”).  Mr. Berlin is not a voting member of the audit committee and serves in the capacity of an observer.  Mr. Berlin is not considered independent, as that term is defined by virtue of the fact that prior to January 1, 2006, Mr. Berlin served as an executive officer of Kaiser Francis Oil Registrant, which owns approximately 50% of the outstanding common shares of the Corporation.  Mr. Berlin does satisfy the requirements of Rule 10A-3 under the Exchange Act.  Further, Mr. Berlin is a certified public accountant and has considerable experience in corporate finance.

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