Form 40-F
period 2007-12-31
NORTH AMERICAN PALLADIUM LTD
filed 2008-03-31
CIK 887701

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number: 1-15142

North American Palladium Ltd.

(Exact name of Registrant as specified in its charter)

Canada	1000	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

130 Adelaide Street West

Suite 2116, Toronto, Ontario

M5H 3P5

(416) 360-7590

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, NY 10011

(212) 894-8940

 (Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, No Par Value	American Stock Exchange
Common Share Purchase Warrants, No Par Value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 75,770,570 Common Shares outstanding as at December 31, 2007

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such rule.

Yes ☐ 82-	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING

ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

Unless otherwise indicated, all reserve and resource estimates included in this Annual Report on Form 40-F (this “Annual Report”) have been prepared in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this Annual Report uses the terms “measured resources,” “indicated resources” and “inferred resources.” U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve.” U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Registrant in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth in this Annual Report may not be comparable with information made public by companies that report in accordance with U.S. standards.

A.            Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the SEC as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective.  See “Management’s Discussion and Analysis of Operations and Financial Position – Disclosure Controls and Procedures” included in Exhibit 1.2 to this Annual Report.

B.            Management’s Annual Report on Internal Control Over Financial Reporting

See “Management’s Discussion and Analysis of Operations and Financial Position – Internal Control over Financial Reporting” included in Exhibit 1.2 to this Annual Report. KPMG LLP has issued an attestation report on management’s assessment of the Registrant’s internal control over financial reporting.

C.            Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP is included in KPMG LLP’s report to the shareholders of the Registrant dated March 28, 2008, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2007, filed as Exhibit 1.3 to this Annual Report.

D.            Changes in Internal Control Over Financial Reporting

Since the most recent evaluation of the Registrant’s internal control over financial reporting, there have been no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

E.            Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2007.

F.             Audit Committee Financial Expert

The Registrant’s board of directors has determined that Mr. Gregory J. Van Staveren, an individual serving on the audit committee of the Registrant’s board of directors, is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F and is independent within the meaning of Rule 10A-3 under the Exchange Act and applicable Canadian requirements.

Mr. Van Staveren has a brother who is a partner at KPMG LLP, the Registrant’s outside auditor.  As a result of Mr. Van Staveren’s brother’s affiliation with KPMG, Mr. Van Staveren is not independent within the meaning of Section 803 of the American Stock Exchange (“AMEX”) Company Guide, which provides that a director who is, or who has an immediate family member who is, a current partner of the issuer’s outside auditor is not independent. The commentary to Section 803 of the AMEX Company Guide provides that foreign companies are permitted to follow home country practice in lieu of the audit committee requirements specified in such section, provided that such companies comply with Rule 10A-3 under the Exchange Act.  The Registrant made application to AMEX in accordance with the provisions of Section 110 of the AMEX Company Guide for a waiver of the requirements of Section 803 of the AMEX Company Guide in this regard. The waiver was granted on March 10, 2006.

The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

G.           Code of Ethics

The Registrant’s board of directors has adopted a code of ethics that applies to all directors, officers and employees. The Registrant will provide a copy of the code of ethics without charge to any person that requests a copy by contacting the Corporate Secretary of the Registrant at the address that appears on the cover page of this Annual Report.

H.           Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by KPMG LLP, the Registrant’s external auditors, for  the fiscal years ended December 31, 2007 and 2006 for professional services rendered by KPMG LLP for the audit of the Registrant’s annual financial statements and for services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements for such years were Cdn$545,771 and Cdn$442,160, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG LLP for the fiscal years ended December 31, 2007 and 2006 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and that are not reported above as audit fees were Cdn$362,400 and Cdn$185,714, respectively.  In 2007, such fees were paid for services rendered in connection with a prospectus offering ($194,250), services in connection with French translation of the prospectus ($76,650) and services in connection with an interest payment base shelf prospectus ($91,500).

Tax Fees

The aggregate fees billed by KPMG LLP for the fiscal years ended December 31, 2007 and 2006 for professional services rendered by it for tax compliance, tax advice and tax planning were Cdn$19,300 and Cdn$39,503, respectively.  In 2007, such fees were paid for preparation of federal/provincial tax returns and an Ontario mining tax return for December 31, 2006 ($16,500) and correspondence and discussions related to investments in Finland ($2,800).

All Other Fees

The aggregate fees billed by KPMG LLP for the fiscal years ended December 31, 2007 and 2006 for products and services provided by KPMG LLP, other than the services reported in the preceding three paragraphs, were Cdn$nil and Cdn$nil, respectively.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s external auditor must be pre-approved by the audit committee of the Registrant.

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

J.              Tabular Disclosure of Contractual Obligations

See “Management’s Discussion and Analysis of Operations and Financial Position – Capital Resources,” included in Exhibit 1.2 to this Annual Report.

K.           Identification of the Audit Committee

The Audit Committee is comprised of Gregory J. Van Staveren (Chairman), David Comba and Robert Quinn. Mr. Comba and Mr. Quinn are independent as that term is defined under the rules and regulations of AMEX. As described above Mr. Van Staveren is not independent as that term is defined under the rules and regulations of AMEX.  Mr. Berlin attends the meetings of the committee in the capacity of an observer but he is not a member of the Audit Committee and he does not exercise any voting powers. He has been provided with observer status as a result of his significant financial expertise, particularly with respect to U.S. accounting matters. Mr. Berlin is not considered independent, as that term is defined under the rules and regulations of AMEX by virtue of the fact that prior to January 1, 2006, Mr. Berlin served as an executive officer of KFOC, which owns approximately 41% of the outstanding common shares of the Registrant.  Mr. Berlin does satisfy the requirements of Rule 10A-3 under the Exchange Act.  Further, Mr. Berlin is a certified public accountant and has considerable experience in corporate finance.

L.            Critical Accounting Policies

See “Management’s Discussion and Analysis of Operations and Financial Position,” included in Exhibit 1.2 to this Annual Report.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.                                    Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.                                    Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with its common shares and common share purchase warrants.

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the year ended December 31, 2007

1.2	Management’s Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2007

1.3	Audited Consolidated Financial Statements for the year ended December 31, 2007, prepared in accordance with Canadian generally accepted accounting principles

1.4	Supplementary Schedule of “Reconciliation to Accounting Principles Generally Accepted in the United States” in accordance with Item 18 of Form 20-F

23.1	Consent of KPMG LLP

23.2	Consent of Scott Wilson Roscoe Postle Associates Inc.

23.3	Consent of Graham G. Clow

23.4	Consent of Leo Hwozdyk

23.5	Consent of Deborah A. McCombe

23.6	Consent of Ian T. Blakley

23.7	Consent of Aker Kvaerner

23.8	Consent of P&E Mining Consultants Inc.

23.9	Consent of Eugene Puritch

23.10	Consent of Wayne Ewert

23.11	Consent of Fred Brown

23.13	Consent of David J. King

23.14	Consent of Des Cullen

23.15	Consent of Laila Sedore

31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Dated: March 31, 2008	By:	/S/ JAMES D. EXCELL
By: James D. Excell
Title: President and Chief Executive Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the year ended December 31, 2007

1.2	Management’s Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2007

1.3	Audited Consolidated Financial Statements for the year ended December 31, 2007, prepared in accordance with Canadian generally accepted accounting principles

1.4	Supplementary Schedule of “Reconciliation to Accounting Principles Generally Accepted in the United States” in accordance with Item 18 of Form 20-F

23.1	Consent of KPMG LLP

23.2	Consent of Scott Wilson Roscoe Postle Associates Inc.

23.3	Consent of Graham G. Clow

23.4	Consent of Leo Hwozdyk

23.5	Consent of Deborah A. McCombe

23.6	Consent of Ian T. Blakley

23.7	Consent of Aker Kvaerner

23.8	Consent of P&E Mining Consultants Inc.

23.9	Consent of Eugene Puritch

23.10	Consent of Wayne Ewert

23.11	Consent of Fred Brown

23.13	Consent of David J. King

23.14	Consent of Des Cullen

23.15	Consent of Laila Sedore

31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002