Form 40-F
period 2008-12-31
NORTH AMERICAN PALLADIUM LTD
filed 2009-03-17
CIK 887701

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	Commission File Number: 1-15142

North American Palladium Ltd.
(Exact name of Registrant as specified in its charter)

Canada (Province or other Jurisdiction of Incorporation or Organization)	1000 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

130 Adelaide Street West
Suite 2116, Toronto, Ontario
M5H 3P5
(416) 360-7590
(Address and telephone number of Registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, No Par Value	NYSE Amex
Common Share Purchase Warrants, No Par Value	NYSE Amex

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

The Registrant had 85,158,975 Common Shares outstanding as at December 31, 2008

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

Yes    ☒                                         No    ☐

 CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

        Unless otherwise indicated, all reserve and resource estimates included in this Annual Report on Form 40-F (this "Annual Report") have been prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this Annual Report uses the terms "measured resources," "indicated resources" and "inferred resources." U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a "measured resource" or "indicated resource" will ever be converted into a "reserve." U.S. investors should also understand that "inferred resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of "inferred resources" exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade, without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Registrant in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this Annual Report may not be comparable with information made public by companies that report in accordance with U.S. standards.

A.    Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the SEC as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. See "Management's Discussion and Analysis of Operations and Financial Position—Disclosure Controls and Procedures" included in Exhibit 1.2 to this Annual Report.

B.    Management's Annual Report on Internal Control Over Financial Reporting

See "Management's Discussion and Analysis of Operations and Financial Position—Internal Control over Financial Reporting" included in Exhibit 1.2 to this Annual Report. KPMG LLP, the independent registered public accounting firm for the Registrant that audited the financial statements of the Registrant as of December 31, 2008 and the periods then ended, has issued a report, included herewith as an exhibit, addressing the effectiveness of the Company's internal control over financial reporting.

C.    Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP is included in KPMG LLP's report dated February 23, 2009, filed as Exhibit 1.5 to this Annual Report.

D.    Changes in Internal Control Over Financial Reporting

Since the most recent evaluation of the Registrant's internal control over financial reporting, there have been no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

E.    Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2008.

F.     Audit Committee Financial Expert

The Registrant's board of directors has determined that Mr. Gregory J. Van Staveren, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F and is independent within the meaning of Rule 10A-3 under the Exchange Act and applicable Canadian requirements.

Mr. Van Staveren has a brother who is a partner at KPMG LLP, the Registrant's outside auditor. As a result of Mr. Van Staveren's brother's affiliation with KPMG, Mr. Van Staveren is not independent within the meaning of Section 803 of the NYSE Amex Company Guide, which provides that a director who is, or who has an immediate family member who is, a current partner of the issuer's outside auditor is not independent. The commentary to Section 803 of the NYSE Amex Company Guide provides that foreign companies are permitted to follow home country practice in lieu of the audit committee requirements specified in such section, provided that such companies comply with Rule 10A-3 under the Exchange Act. The Registrant made application to the predecessor to the NYSE Amex, the American Stock Exchange, in accordance with the provisions of Section 110 of the NYSE Amex Company Guide for a waiver of the requirements of Section 803 of the NYSE Amex Company Guide is this regard. The waiver was granted on March 10, 2006.

The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

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

H.    Principal Accountant Fees and Services

  Audit Fees

The aggregate fees billed by KPMG LLP, the Registrant's external auditors, for the fiscal years ended December 31, 2008 and 2007 for professional services rendered by KPMG LLP for the audit of the Registrant's annual financial statements and for services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements for such years were Cdn$544,175 and Cdn$545,771, respectively.

  Audit-Related Fees

The aggregate fees billed by KPMG LLP for the fiscal years ended December 31, 2008 and 2007 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and that are not reported above as audit fees were Cdn$75,900 and Cdn$362,400, respectively. In 2008, such fees were paid for services rendered in connection with a prospectus offering (Cdn$59,250), and services in connection with French translation of the prospectus (Cdn$16,650).

  Tax Fees

The aggregate fees billed by KPMG LLP for the fiscal years ended December 31, 2008 and 2007 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$88,250 and Cdn$19,300, respectively. Tax services provided included preparation of corporate tax returns and review of tax provisions. In 2008, such fees were paid for preparation of federal/provincial tax returns and an Ontario mining tax return for December 31, 2007 (Cdn$18,000), assistance with the Ontario mining tax assessment (Cdn$43,900) and flow-through shares remuneration (Cdn$18,250), and correspondence and discussions related to investments in Finland (Cdn$7,600).

  All Other Fees

The aggregate fees billed by KPMG LLP for the fiscal years ended December 31, 2008 and 2007 for products and services provided by KPMG LLP, other than the services reported in the preceding three paragraphs, were Cdn$Nil and Cdn$Nil, respectively.

  Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant's external auditor must be pre-approved by the audit committee of the Registrant.

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

J.     Tabular Disclosure of Contractual Obligations

See "Management's Discussion and Analysis of Operations and Financial Position—Capital Resources," included in Exhibit No. 1.2 to this Annual Report.

K.    Identification of the Audit Committee

The Audit Committee is comprised of Mr. Gregory J. Van Staveren (Chairman), Mr. David Comba and Mr. Robert Quinn. Mr. Comba and Mr. Quinn are independent as such term is defined under the rules and regulations of the NYSE Amex. As described above, Mr. Van Staveren is not independent as such term is defined under the rules and regulations of the NYSE Amex. Mr. Berlin attends the meetings of the Committee in the capacity of an observer but he is not a member of the Audit Committee and he does not exercise any voting powers. He has been provided with observer status as a result of his significant financial expertise, particularly with respect to U.S. accounting matters. Mr. Berlin satisfies the requirements of Rule 10A-3 under the Exchange Act. Further, Mr. Berlin is a certified public accountant and has considerable experience in corporate finance.

L.    Critical Accounting Policies

See "Management's Discussion and Analysis of Operations and Financial Position—Critical Accounting Policies and Estimates," included in Exhibit 1.2 to this Annual Report.

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

B.    Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with its common shares and common share purchase warrants.

EXHIBITS

        The following exhibits are filed as part of this Annual Report:

Number	Document
1.1	Annual Information Form for the year ended December 31, 2008
1.2	Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2008
1.3	Audited Consolidated Financial Statements for the year ended December 31, 2008, prepared in accordance with Canadian generally accepted accounting principles
1.4	Supplementary Schedule of "Reconciliation to Accounting Principles Generally Accepted in the United States" in accordance with Item 18 of Form 20-F
1.5	Report of KPMG LLP, independent registered public accounting firm for the Registrant on internal control over financial reporting
23.1	Consent of KPMG LLP
23.2	Consent of Scott Wilson Roscoe Postle Associates Inc.
23.3	Consent of Deborah A. McCombe
23.4	Consent of Ian T. Blakley
23.5	Consent of Jason J. Cox
23.6	Consent of Richard E. Routledge
23.7	Consent of Scott Wilson Roscoe Postle Associates Inc.
23.8	Consent of Fred H. Brown
23.9	Consent of Laila Potvin
23.10	Consent of David Penna
23.11	Consent of Des Cullen
23.12	Consent of Ian T. Blakley
31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

 SIGNATURE

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NORTH AMERICAN PALLADIUM LTD.
Dated: March 16, 2008	By:	(signed) William J. Biggar By: William J. Biggar Title: President and Chief Executive Officer, Director

 EXHIBIT INDEX

Number	Document
1.1	Annual Information Form for the year ended December 31, 2008
1.2	Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2008
1.3	Audited Consolidated Financial Statements for the year ended December 31, 2008, prepared in accordance with Canadian generally accepted accounting principles
1.4	Supplementary Schedule of "Reconciliation to Accounting Principles Generally Accepted in the United States" in accordance with Item 18 of Form 20-F
1.5	Report of KPMG LLP, independent registered public accounting firm for the Registrant on internal control over financial reporting
23.1	Consent of KPMG LLP
23.2	Consent of Scott Wilson Roscoe Postle Associates Inc.
23.3	Consent of Deborah A. McCombe
23.4	Consent of Ian T. Blakley
23.5	Consent of Jason J. Cox
23.6	Consent of Richard E. Routledge
23.7	Consent of Scott Wilson Roscoe Postle Associates Inc.
23.8	Consent of Fred H. Brown
23.9	Consent of Laila Potvin
23.10	Consent of David Penna
23.11	Consent of Des Cullen
23.12	Consent of Ian T. Blakley
31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

QuickLinks

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
EXHIBITS
SIGNATURE
EXHIBIT INDEX