Form 40-F/A
period 2008-12-31
NORTH AMERICAN PALLADIUM LTD
filed 2009-09-21
CIK 887701

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

Yes    ☒                                         No    ☐

 EXPLANATORY NOTE

        This Amendment No. 1 to Form 40-F ("Amendment No. 1") is being filed for the sole purpose of incorporating this Annual Report on Form 40-F, as amended, into the registration statement of the Registrant on Form S-8 (File No. 333-13766) and the registration statements of the Registrant on Form F-10 (File Nos. 333-133668; 333-134764; 333-136317; 333-137822; 333-139137; 333-140478; 333-141902; 333-143528; 333-145210; 333-146513; 333-147126; and 333-158082).

        No attempt has been made in this Amendment No. 1 to modify or update disclosures presented in the Annual Report on Form 40-F. This Amendment No. 1 does not reflect events occurring after the filing of the Annual Report on Form 40-F on March 17, 2009. However, this Amendment No. 1 includes, as exhibits, new certifications by the Registrant's principal executive officer and principal financial officer as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended.

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

B.    Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with its common shares and common share purchase warrants.

EXHIBITS

        The following exhibits are filed as part of this Annual Report:

Number	Document
1.1*	Annual Information Form for the year ended December 31, 2008
1.2*	Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2008
1.3*	Audited Consolidated Financial Statements for the year ended December 31, 2008, prepared in accordance with Canadian generally accepted accounting principles
1.4*	Supplementary Schedule of "Reconciliation to Accounting Principles Generally Accepted in the United States" in accordance with Item 18 of Form 20-F
1.5*	Report of KPMG LLP, independent registered public accounting firm for the Registrant on internal control over financial reporting
23.1*	Consent of KPMG LLP
23.2*	Consent of Scott Wilson Roscoe Postle Associates Inc.
23.3*	Consent of Deborah A. McCombe
23.4*	Consent of Ian T. Blakley
23.5*	Consent of Jason J. Cox
23.6*	Consent of Richard E. Routledge
23.7*	Consent of Scott Wilson Roscoe Postle Associates Inc.
23.8*	Consent of Fred H. Brown
23.9*	Consent of Laila Potvin
23.10*	Consent of David Penna
23.11*	Consent of Des Cullen
23.12*	Consent of Ian T. Blakley
31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*
Previously filed.

 SIGNATURE

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NORTH AMERICAN PALLADIUM LTD.
Dated: September 21, 2009	By:	/s/ WILLIAM J. BIGGAR By: William J. Biggar Title: President and Chief Executive Officer, Director

 EXHIBIT INDEX

Number	Document
1.1*	Annual Information Form for the year ended December 31, 2008
1.2*	Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2008
1.3*	Audited Consolidated Financial Statements for the year ended December 31, 2008, prepared in accordance with Canadian generally accepted accounting principles
1.4*	Supplementary Schedule of "Reconciliation to Accounting Principles Generally Accepted in the United States" in accordance with Item 18 of Form 20-F
1.5*	Report of KPMG LLP, independent registered public accounting firm for the Registrant on internal control over financial reporting
23.1*	Consent of KPMG LLP
23.2*	Consent of Scott Wilson Roscoe Postle Associates Inc.
23.3*	Consent of Deborah A. McCombe
23.4*	Consent of Ian T. Blakley
23.5*	Consent of Jason J. Cox
23.6*	Consent of Richard E. Routledge
23.7*	Consent of Scott Wilson Roscoe Postle Associates Inc.
23.8*	Consent of Fred H. Brown
23.9*	Consent of Laila Potvin
23.10*	Consent of David Penna
23.11*	Consent of Des Cullen
23.12*	Consent of Ian T. Blakley
31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*
Previously filed.

QuickLinks

EXPLANATORY NOTE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
EXHIBITS
SIGNATURE
EXHIBIT INDEX