Form 40-F
NORTH AMERICAN PALLADIUM LTD
filed 2010-03-31
CIK 887701

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009                Commission File Number: 1-15142

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

The Registrant had 127,383,051 Common Shares outstanding as at December 31, 2009

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

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes	☐	No	☐

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

        Unless otherwise indicated, all reserve and resource estimates included in this Annual Report on Form 40-F (this "Annual Report") have been prepared in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this Annual Report uses the terms "measured resources," "indicated resources" and "inferred resources." U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for the identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Registrant in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a "measured resource" or "indicated resource" will ever be converted into a "reserve." U.S. investors should also understand that "inferred resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of "inferred resources" exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this Annual Report may not be comparable with information made public by companies that report in accordance with U.S. standards.

A.  Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Rule 13a-15(e) also provides that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant is accumulated and communicated to the Registrant's management as appropriate to allow timely decisions regarding required disclosure.

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. See "Management's Discussion and Analysis of Operations and Financial Position — Internal Controls — Disclosure Controls and Procedures" included in Exhibit 1.2 to this Annual Report.

The Registrant acquired Cadiscor Resources Inc. ("Cadiscor") in May 2009. Prior to the Registrant's acquisition of Cadiscor, the management of Cadiscor was not required to evaluate or determine the effectiveness of Cadiscor's disclosure controls and procedures. As described below, the Registrant's Chief Executive Officer and Chief Financial Officer elected to exclude the operations of Cadisor in their evaluation of the Registrant's internal control over financial reporting as at December 31, 2009. The Registrant's Chief Executive Officer and Chief Financial Officer will be required to include Cadiscor's operations in their evaluation of the Registrant's internal control over financial reporting as at December 31, 2010.

B.  Management's Annual Report on Internal Control Over Financial Reporting

The Registrant's management is responsible for establishing and maintaining adequate internal control over financial reporting. Rules 13a-15(f) and 15d-15(f) under the Exchange Act defines this as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Registrant; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Registrant are being made only in accordance with authorizations of management and directors of the Registrant; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Registrant's internal control over financial reporting as at December 31, 2009. In making this assessment, the company's management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this assessment. Based on this assessment, management has concluded that the Registrant's internal control over financial reporting was effective as of December 31, 2009.

The Registrant acquired Cadiscor in May 2009. Prior to the Registrant's acquisition of Cadiscor, the management of Cadiscor was not required to annually assess the effectiveness of Cadiscor's internal control over financial reporting. In accordance with applicable U.S. securities laws, management of the Registrant elected to exclude the operations of Cadiscor from its assessment of the effectiveness of the Registrant's internal control over financial reporting as at December 31, 2009. The Cadiscor operations represent $59,812,000 of total assets at December 31, 2009 and revenues of $0 for the year ended December 31, 2009 of the Registrant's consolidated financial statements. Management of the Registrant will be required to include Cadiscor's operations in its assessment of the effectiveness of the Registrant's internal control over financial reporting as at December 31, 2010.

The Registrant's auditor has attested to internal control over financial reporting for the year ended December 31, 2009. The auditor's attestation report on the Registrant's internal control over financial reporting is filed as Exhibit 1.5 to this Annual Report.

C.  Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP is included in KPMG LLP's report dated March 29, 2010, filed as Exhibit 1.5 to this Annual Report.

D.  Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, there have been no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

E.  Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2009.

F.  Audit Committee Financial Expert

The Registrant's board of directors has determined that Mr. Steven R. Berlin, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F and is independent within the meaning of Section 803 of the NYSE Amex Company Guide and Rule 10A-3 under the Exchange Act and applicable Canadian requirements.

The Registrant's board of directors has also determined that Mr. Gregory J. Van Staveren, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F and is independent within the meaning of Rule 10A-3 under the Exchange Act and applicable Canadian requirements.

Mr. Van Staveren has a brother who is a partner at KPMG LLP, the Registrant's outside auditor. As a result of Mr. Van Staveren's brother's affiliation with KPMG LLP, Mr. Van Staveren is not independent within the meaning of Section 803 of the NYSE Amex Company Guide, which provides that a director who is, or who has an immediate family member who is, a current partner of the Registrant's outside auditor is not independent. The commentary to Section 803 of the NYSE Amex Company Guide provides that foreign companies are permitted to follow home country practice in lieu of the audit committee requirements specified in such section, provided that such companies comply with Rule 10A-3 under the Exchange Act. The Registrant made an application to the predecessor to the NYSE Amex, the American Stock Exchange, in accordance with the provisions of Section 110 of the NYSE Amex Company Guide for a waiver of the requirements of Section 803 of the NYSE Amex Company Guide in this regard. The waiver was granted on March 10, 2006.

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

H.  Principal Accountant Fees and Services

  Audit Fees

The aggregate fees billed by KPMG LLP, the Registrant's external auditors, for the fiscal years ended December 31, 2009 and 2008 for professional services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements for such years were Cdn$520,400 and Cdn$544,175, respectively.

  Audit-Related Fees

The aggregate fees billed by KPMG LLP for the fiscal years ended December 31, 2009 and 2008 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements engagements and that are not reported above as audit fees were Cdn$155,000 and Cdn$75,900, respectively. In 2009, such fees were paid for services rendered in connection with the 2009 Information Circular (Cdn$44,000), a prospectus filing (Cdn$101,000) and the IFRS Quick Scan (Cdn$10,000). In 2008, such fees were paid for services rendered in connection with a prospectus offering (Cdn$59,250), and services in connection with French translation of the prospectus (Cdn$16,650).

  Tax Fees

The aggregate fees billed by KPMG LLP for the fiscal years ended December 31, 2009 and 2008 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$84,380 and Cdn$88,250, respectively. Tax services provided included preparation of corporate tax returns and review of tax provisions. In 2009, such fees were paid for preparation of federal/provincial tax returns (Cdn$15,860), an Ontario mining tax assessment for December 31, 2008 (Cdn$17,920), flow-through share remuneration (Cdn$27,000), and correspondence and discussions related to investments in Finland and other investments (Cdn$23,600). In 2008, such fees were paid for preparation of federal/provincial tax returns and an Ontario mining tax return for December 31, 2007 (Cdn$18,000), assistance with the Ontario mining tax assessment (Cdn$43,900) and flow-through shares remuneration (Cdn$18,250), and correspondence and discussions related to investments in Finland (Cdn$7,600).

  All Other Fees

The aggregate fees billed by KPMG LLP for the fiscal years ended December 31, 2009 and 2008 for products and services provided by KPMG LLP, other than the services reported in the preceding three paragraphs, were Cdn$Nil and Cdn$Nil, respectively.

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

J.  Tabular Disclosure of Contractual Obligations

See "Management's Discussion and Analysis of Operations and Financial Position — Financial Condition, Cash Flows, Liquidity and Capital Resources — Capital Resources," included in Exhibit 1.2 to this Annual Report.

K.  Identification of the Audit Committee

The Audit Committee is comprised of Mr. Steven R. Berlin (Chairman), Mr. Gregory J. Van Staveren, Mr. David Comba and Mr. Robert Quinn. Mr. Berlin, Mr. Comba and Mr. Quinn are independent as such term is defined under the rules and regulations of the NYSE Amex. Mr. Van Staveren is independent under Canadian rules but is not independent as such term is defined under the rules and regulations of the NYSE Amex. As described above, the commentary to Section 803 of the NYSE Amex Company Guide provides that foreign companies are permitted to follow home country practice in lieu of the audit committee requirements specified in such section, provided that such companies comply with Rule 10A-3 under the Exchange Act. The Registrant made an application to the predecessor to the NYSE Amex, the American Stock Exchange, in accordance with the provisions of Section 110 of the NYSE Amex Company Guide for a waiver of the requirements of Section 803 of the NYSE Amex Company Guide in this regard. The waiver was granted on March 10, 2006.

L.  Critical Accounting Policies

See "Management's Discussion and Analysis of Operations and Financial Position — Critical Accounting Policies and Estimates," included in Exhibit 1.2 to this Annual Report.

M.  Interactive Data File

The Registrant is not currently required to submit to the SEC, nor post to its corporate website, an Interactive Data File.

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

B.  Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with its common shares.

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document
1.1	Annual Information Form for the year ended December 31, 2009
1.2	Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2009
1.3	Audited Consolidated Financial Statements for the year ended December 31, 2009, prepared in accordance with Canadian generally accepted accounting principles
1.4	Supplementary Schedule of "Reconciliation to Accounting Principles Generally Accepted in the United States" in accordance with Item 18 of Form 20-F
1.5	Report of KPMG LLP, independent registered public accounting firm for the Registrant, on internal control over financial reporting
23.1	Consent of KPMG LLP
23.2	Consent of Scott Wilson Roscoe Postle Associates Inc.
23.3	Consent of Fred H. Brown
23.4	Consent of Laila Sedore (Potvin)
23.5	Consent of Des Cullen
23.6	Consent of Genivar L.P.
23.7	Consent of Josée Couture
23.8	Consent of Christian Bézy

Number	Document
23.9	Consent of Vincent Jourdain
23.10	Consent of Bill Stone
23.11	Consent of John Caldbick
23.12	Consent of InnovExplo Inc.
31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NORTH AMERICAN PALLADIUM LTD.
Dated: March 31, 2010	By:	/s/ WILLIAM J. BIGGAR Name: William J. Biggar Title: President and Chief Executive Officer, Director

EXHIBIT INDEX

Number	Document
1.1	Annual Information Form for the year ended December 31, 2009
1.2	Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2009
1.3	Audited Consolidated Financial Statements for the year ended December 31, 2009, prepared in accordance with Canadian generally accepted accounting principles
1.4	Supplementary Schedule of "Reconciliation to Accounting Principles Generally Accepted in the United States" in accordance with Item 18 of Form 20-F
1.5	Report of KPMG LLP, independent registered public accounting firm for the Registrant, on internal control over financial reporting
23.1	Consent of KPMG LLP
23.2	Consent of Scott Wilson Roscoe Postle Associates Inc.
23.3	Consent of Fred H. Brown
23.4	Consent of Laila Sedore (Potvin)
23.5	Consent of Des Cullen
23.6	Consent of Genivar L.P.
23.7	Consent of Josée Couture
23.8	Consent of Christian Bézy
23.9	Consent of Vincent Jourdain
23.10	Consent of Bill Stone
23.11	Consent of John Caldbick
23.12	Consent of InnovExplo Inc.
31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002