Form 40-F
period 2010-12-31
NORTH AMERICAN PALLADIUM LTD
filed 2011-04-01
CIK 887701

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission File Number: 1-15142

North American Palladium Ltd.
(Exact name of Registrant as specified in its charter)

Canada (Province or other Jurisdiction of Incorporation or Organization)	1000 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

200 Bay Street
Royal Bank Plaza, South Tower
Suite 2350, Toronto, Ontario
Canada  M5J 2J2
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
Common Share Purchase Warrants

For annual reports, indicate by check mark the information filed with this Form:
☒  Annual information form                ☒  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 154,653,275 Common Shares outstanding as at December 31, 2010

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").  If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such rule.

Yes  ☐  82-_____      No  ☒

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

Yes  ☐                No  ☐

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

Unless otherwise indicated, all reserve and resource estimates included in this Annual Report on Form 40-F (this “Annual Report”) have been prepared in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this Annual Report uses the terms “measured resources,” “indicated resources” and “inferred resources.” U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for the identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Registrant in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve.” U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this Annual Report may not be comparable with information made public by companies that report in accordance with U.S. standards.

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

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of December 31, 2010 and have determined that such disclosure controls and procedures were effective as of December 31, 2010. See "Management's Discussion and Analysis of Operations and Financial Position—Internal Controls—Disclosure Controls and Procedures" included in Exhibit 1.2 to this Annual Report.

B.	Management's Annual Report on Internal Control Over Financial Reporting

The Registrant's management is responsible for establishing and maintaining adequate internal control over financial reporting. Rules 13a-15(f) and 15d-15(f) under the Exchange Act defines this as a process designed by, or under the supervision of, the Registrant’s principal executive and principal financial officers and effected by the Registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Registrant; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Registrant are being made only in accordance with authorizations of management and directors of the Registrant; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant's assets that could have a material effect on the financial statements.

Internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2010. In making this assessment, the Registrant’s management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this assessment. Based on this assessment, the Registrant's management has concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2010 and no material weaknesses were identified. See "Management's Discussion and Analysis of Operations and Financial Position—Internal Controls—Internal Control over Financial Reporting" included in Exhibit 1.2 to this Annual Report.

The Registrant’s auditor has attested to management's internal control over financial reporting for the year ended December 31, 2010. The auditor’s attestation report on management's assessment of the Registrant's internal control over financial reporting is filed as Exhibit 1.5 to this Annual Report.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP is included in KPMG LLP's report dated March 31, 2011, filed as Exhibit 1.5 to this Annual Report.

D.	Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting primarily related to the ongoing integration of NAP Quebec Mines Ltd. (formerly Cadiscor Resources Inc.).

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2010.

F.	Audit Committee Financial Expert

The Registrant's board of directors has determined that Mr. Gregory J. Van Staveren, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act and is independent within the meaning of Rule 10A-3 under the Exchange Act and applicable Canadian requirements.

Mr. Van Staveren has a brother who is a partner at KPMG LLP, the Registrant's outside auditor. As a result of Mr. Van Staveren’s brother’s affiliation with KPMG LLP, Mr. Van Staveren is not independent within the meaning of Section 803 of the NYSE Amex Company Guide, which provides that a director who is, or who has an immediate family member who is, a current partner of the Registrant’s outside auditor is not independent. The commentary to Section 803 of the NYSE Amex Company Guide provides that foreign companies are permitted to follow home country practice in lieu of the audit committee requirements specified in such section, provided that such companies comply with Rule 10A-3 under the Exchange Act. The Registrant made an application to the predecessor to the NYSE Amex, the American Stock Exchange, in accordance with the provisions of Section 110 of the NYSE Amex Company Guide for a waiver of the requirements of Section 803 of the NYSE Amex Company Guide in this regard. The waiver was granted on March 10, 2006.

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

G.	Code of Ethics

The Registrant’s board of directors has adopted a code of ethics that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and other senior officers. The Registrant will provide a copy of the code of ethics without charge to any person that requests a copy by contacting the Corporate Secretary of the Registrant at the address that appears on the cover page of this Annual Report.

H.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by KPMG LLP, the Registrant’s external auditors, for the fiscal years ended December 31, 2010 and 2009 for professional services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements for such years were Cdn$476,000 and Cdn$520,400, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG LLP for the fiscal years ended December 31, 2010 and 2009 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and that are not reported above as audit fees were Cdn$81,500 and Cdn$155,000, respectively. In 2010, such fees were paid for services rendered in connection with the 2010 prospectus filings. In 2009, such fees were paid for services rendered in connection with the 2009 Information Circular (Cdn$44,000), a prospectus filing (Cdn$101,000) and the IFRS Quick Scan (Cdn$10,000).

Tax Fees

The aggregate fees billed by KPMG LLP for the fiscal years ended December 31, 2010 and 2009 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$20,400 and Cdn$84,380, respectively. Tax services included preparation of corporate tax returns and review of tax provisions. In 2010, such fees were paid for the preparation of federal/provincial tax returns and an Ontario mining tax return for December 31, 2009 (Cdn$17,200), and in relation to the research of tax benefits and other tax related issues (Cdn$3,200). In 2009, such fees were paid for preparation of federal/provincial tax returns (Cdn$15,860), an Ontario mining tax assessment for December 31, 2008 (Cdn$17,920), flow-through share remuneration (Cdn$27,000), and correspondence and discussions related to investments in Finland and other investments (Cdn$23,600).

All Other Fees

The aggregate fees billed by KPMG LLP for the fiscal years ended December 31, 2010 and 2009 for products and services provided by KPMG LLP, other than the services reported in the preceding three paragraphs, were Cdn$nil and Cdn$nil, respectively.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s external auditor must be pre-approved by the audit committee of the Registrant.

For the fiscal year ended December 31, 2010, all audit and non-audit services performed by KPMG LLP were pre-approved by the audit committee of the Registrant.

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

J.	Tabular Disclosure of Contractual Obligations

See "Management's Discussion and Analysis of Operations and Financial Position—Financial Condition, Cash Flows, Liquidity and Capital Resources—Contractual Obligations," included in Exhibit 1.2 to this Annual Report.

K.	Identification of the Audit Committee

The Registrant has established a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee is comprised of Mr. Steven Berlin (Chairman), Mr. Gregory J. Van Staveren, Mr. David Comba and Mr. Robert Quinn. Mr. Berlin, Mr. Comba and Mr. Quinn are independent as such term is defined under the rules and regulations of the NYSE Amex. As described above, Mr. Van Staveren is not independent as such term is defined under the rules and regulations of the NYSE Amex.

L.	Critical Accounting Policies

See “Management’s Discussion and Analysis of Operations and Financial Position—Critical Accounting Policies and Estimates,” included in Exhibit 1.2 to this Annual Report.

M.	NYSE Amex Corporate Governance Exemptions

Section 110 of the NYSE Amex Company Guide provides that foreign companies are permitted to follow home country practice in lieu of certain corporate governance practices, to the extent that such practice is not contrary to the United States federal securities laws (including but not limited to Rule 10A-3 under the Exchange Act). Pursuant to Section 110 of the NYSE Amex Company Guide, on March 10, 2006, the Registrant was granted a waiver from the audit committee requirements specified in Section 803 of the NYSE Amex Company Guide. On March 24, 2011, the Registrant was also granted a waiver from the board composition requirements specified in Section 802, board nomination requirements specified in Section 804 and executive compensation committee requirements specified in Section 805. See www.nap.com for disclosure of the ways in which the Registrant's corporate governance practices differ from those followed by U.S. domestic companies pursuant to the NYSE Amex's standards.

N.	Interactive Data File

The Registrant is not currently required to submit to the SEC, nor post to its corporate website, an Interactive Data File.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.	Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with its common shares and common share purchase warrants. Any change to the name or address of the agent for service of process shall be communicated promptly to the SEC by an amendment to the Form F-X.

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the year ended December 31, 2010

1.2	Management’s Discussion and Analysis of the Financial Condition and Results of Operations for the year ended December 31, 2010

1.3	Audited Consolidated Financial Statements for the year ended December 31, 2010, prepared in accordance with Canadian generally accepted accounting principles

1.4	Supplementary Schedule of “Reconciliation to Accounting Principles Generally Accepted in the United States” in accordance with Item 18 of Form 20-F

1.5	Report of Independent Registered Public Accounting Firm on the Registrant's internal control over financial reporting as of December 31, 2010

1.6
Report of Independent Registered Public Accounting Firm on the consolidated balance sheets of the Registrant as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations, comprehensive loss and deficit, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2010

23.1	Consent of KPMG LLP

23.2	Consent of Roscoe Postle Associates Inc.

23.3	Consent of Fred H. Brown

23.4	Consent of Laila Sedore (Potvin)

23.5	Consent of Des Cullen

23.6	Consent of P&E Mining Consultants Inc.

23.7	Consent of Michel F. Bouchard

23.8	Consent of Tyson C. Birkett

23.9	Consent of Vincent Jourdain

23.10	Consent of InnovExplo Inc.

23.11	Consent of David Penna

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Dated: March 31, 2011	By:	/s/ William J. Biggar
Name: William J. Biggar
Title: President and Chief Executive Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the year ended December 31, 2010

1.2	Management’s Discussion and Analysis of the Financial Condition and Results of Operations for the year ended December 31, 2010

1.3	Audited Consolidated Financial Statements for the year ended December 31, 2010, prepared in accordance with Canadian generally accepted accounting principles

1.4	Supplementary Schedule of “Reconciliation to Accounting Principles Generally Accepted in the United States” in accordance with Item 18 of Form 20-F

1.5	Report of Independent Registered Public Accounting Firm on the Registrant's internal control over financial reporting as of December 31, 2010

1.6
Report of Independent Registered Public Accounting Firm on the consolidated balance sheets of the Registrant as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations, comprehensive loss and deficit, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2010

23.1	Consent of KPMG LLP

23.2	Consent of Roscoe Postle Associates Inc.

23.3	Consent of Fred H. Brown

23.4	Consent of Laila Sedore (Potvin)

23.5	Consent of Des Cullen

23.6	Consent of P&E Mining Consultants Inc.

23.7	Consent of Michel F. Bouchard

23.8	Consent of Tyson C. Birkett

23.9	Consent of Vincent Jourdain

23.10	Consent of InnovExplo Inc.

23.11	Consent of David Penna

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002