Form 40-F
period 2011-12-31
NORTH AMERICAN PALLADIUM LTD
filed 2012-04-02
CIK 887701

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission File Number: 1-15142

North American Palladium Ltd.

(Exact name of Registrant as specified in its charter)

Canada (Province or other Jurisdiction of Incorporation or Organization)	1000 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

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

The Registrant had 162,851,432 Common Shares outstanding as at December 31, 2011

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

A.            Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Rule 13a-15(e) also provides that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant is accumulated and communicated to the Registrant’s management as appropriate to allow timely decisions regarding required disclosure.

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of December 31, 2011 and have determined that such disclosure controls and procedures were effective as of December 31, 2011.  See “Management’s Discussion and Analysis of Operations and Financial Position—Internal Controls—Disclosure Controls and Procedures” included in Exhibit 1.2 to this Annual Report.

B.            Management’s Annual Report on Internal Control Over Financial Reporting

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Rules 13a-15(f) and 15d-15(f) under the Exchange Act define this as a process designed by, or under the supervision of, the Registrant’s principal executive and principal financial officers and effected by the Registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Registrant; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Registrant are being made only in accordance with authorizations of management and directors of the Registrant; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2011. In making this assessment, the Registrant’s management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this assessment. Based on this assessment, the Registrant’s management has concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2011 and no material weaknesses were discovered.  See “Management’s Discussion and Analysis of Operations and Financial Position—Internal Controls—Internal Control over Financial Reporting” included in Exhibit 1.2 to this Annual Report.

The Registrant’s auditor has attested to management’s internal control over financial reporting for the year ended December 31, 2011. The auditor’s attestation report on management’s assessment of the Registrant’s internal control over financial reporting is filed as Exhibit 1.4 to this Annual Report.

C.            Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP is included in KPMG LLP’s report dated March 30, 2012, filed as Exhibit 1.4 to this Annual Report.

D.            Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, there have been no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

E.              Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2011.

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

H.            Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by KPMG LLP, Chartered Accountants, the Registrant’s external auditors, for the fiscal years ended December 31, 2011 and 2010 for professional services that are normally provided by external auditors in connection with statutory and regulatory filings or engagements for such years were Cdn$556,000 and Cdn$476,000, respectively.  KPMG was first appointed as the Registrant’s auditor as of December 31, 2004.

Audit-Related Fees

The aggregate fees billed by KPMG LLP for the fiscal years ended December 31, 2011 and 2010 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and that are not reported above as audit fees were Cdn$30,000 and Cdn$81,500, respectively. In 2011, these fees were paid for services rendered in connection with the 2011 prospectus filing.  In 2010, such fees were paid for services rendered in connection with the 2010 prospectus filings.

Tax Fees

The aggregate fees billed by KPMG LLP for the fiscal years ended December 31, 2011 and 2010 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$104,765 and Cdn$20,400, respectively. Tax services included preparation of corporate tax returns and review of tax provisions. In 2011, such fees were paid for the preparation of federal/provincial tax returns and tax compliance services.  In 2010, such fees were paid for the preparation of federal/provincial tax returns and an Ontario mining tax return for December 31, 2009 (Cdn$17,200), and in relation to the research of tax benefits and other tax related issues (Cdn$3,200).

All Other Fees

Other products and services provided included accounting support.  The aggregate fees billed by KPMG LLP for the fiscal years ended December 31, 2011 and 2010 for products and services provided by KPMG LLP, other than the services reported in the preceding three paragraphs, were Cdn$nil, and Cdn$nil, respectively.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s external auditor must be pre-approved by the audit committee of the Registrant.

For the fiscal year ended December 31, 2011, all audit and non-audit services performed by KPMG LLP were pre-approved by the audit committee of the Registrant.

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

J.              Tabular Disclosure of Contractual Obligations

See “Management’s Discussion and Analysis of Operations and Financial Position—Financial Condition, Cash Flows, Liquidity and Capital Resources—Contractual Obligations,” included in Exhibit 1.2 to this Annual Report.

K.            Identification of the Audit Committee

The Registrant has established a separately-designated standing audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee is comprised of Messrs. Steven R. Berlin (Chairman), Gregory J. Van Staveren, C. David A. Comba and Robert J. Quinn.  Messrs. Berlin, Van Staveren, Comba and Quinn are independent as such term is defined under the rules and regulations of the NYSE Amex.

L.             Critical Accounting Policies

See “Management’s Discussion and Analysis of Operations and Financial Position—Critical Accounting Policies and Estimates,” included in Exhibit 1.2 to this Annual Report.

M.          Interactive Data File

The Registrant is not currently required to submit to the Commission, nor post to its corporate website, an Interactive Data File.

N.            Mine Safety

The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

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

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document
1.1	Annual Information Form for the year ended December 31, 2011

1.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2011

1.3

Audited Consolidated Financial Statements for the year ended December 31, 2011, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the report of the auditors thereon

1.4	Report of Independent Registered Public Accounting Firm on the Registrant’s Audited Consolidated Financial Statements and on internal control over financial reporting

23.1	Consent of KPMG LLP

23.2	Consent of Roscoe Postle Associates Inc.

23.3	Consent of Fred H. Brown

23.4	Consent of Laila Potvin

23.5	Consent of Des Cullen

23.6	Consent of P&E Mining Consultants Inc.

23.7	Consent of Michel F. Bouchard

23.8	Consent of Tyson C. Birkett

23.9	Consent of Vincent Jourdain

23.10	Consent of InnovExplo Inc.

23.11	Consent of David Penna

23.12	Consent of Kevin Small

23.13	Consent of Marc-André Lavergne

23.14	Consent of Donald Trudel

23.15	Consent of Valère Larouche

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Dated: March 30, 2012	By:	/s/ William J. Biggar
		Name:	William J. Biggar
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Number	Document
1.1	Annual Information Form for the year ended December 31, 2011

1.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2011

1.3

Audited Consolidated Financial Statements for the year ended December 31, 2011, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the report of the auditors thereon

1.4	Report of Independent Registered Public Accounting Firm on the Registrant’s Audited Consolidated Financial Statements and on internal control over financial reporting

23.1	Consent of KPMG LLP

23.2	Consent of Roscoe Postle Associates Inc.

23.3	Consent of Fred H. Brown

23.4	Consent of Laila Potvin

23.5	Consent of Des Cullen

23.6	Consent of P&E Mining Consultants Inc.

23.7	Consent of Michel F. Bouchard

23.8	Consent of Tyson C. Birkett

23.9	Consent of Vincent Jourdain

23.10	Consent of InnovExplo Inc.

23.11	Consent of David Penna

23.12	Consent of Kevin Small

23.13	Consent of Marc-André Lavergne

23.14	Consent of Donald Trudel

23.15	Consent of Valère Larouche

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002