Form 40-F
period 2012-12-31
NORTH AMERICAN PALLADIUM LTD
filed 2013-03-20
CIK 887701

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012	Commission File Number: 1-15142

North American Palladium Ltd.

(Exact name of Registrant as specified in its charter)

Canada	1000	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

200 Bay Street

Royal Bank Plaza, South Tower

Suite 2350, Toronto, Ontario

Canada M5J 2J2

(416) 360-7590

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, NY 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, No Par Value	NYSE MKT LLC

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

The Registrant had 177,127,833 Common Shares outstanding as at December 31, 2012

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

ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

Unless otherwise indicated, all reserve and resource estimates included in this Annual Report on Form 40-F (this “Annual Report”) have been prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

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

The Registrant’s Interim Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of December 31, 2012 and have determined that such disclosure controls and procedures were effective as of December 31, 2012. See “Management’s Discussion and Analysis of Operations and Financial Position—Internal Controls—Disclosure Controls and Procedures” included in Exhibit 1.2 to this Annual Report.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Rules 13a-15(f) and 15d-15(f) under the Exchange Act define “internal control over financial reporting” as a process designed by, or under the supervision of, the Registrant’s principal executive and principal financial officers and effected by the Registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Registrant; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Registrant are being made only in accordance with authorizations of management and directors of the Registrant; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2012. In making this assessment, the Registrant’s management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this assessment. Based on this assessment, the Registrant’s management has concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2012 and no material weaknesses were discovered. See “Management’s Discussion and Analysis of Operations and Financial Position—Internal Controls—Internal Control over Financial Reporting” included in Exhibit 1.2 to this Annual Report.

The Registrant’s auditor, the registered public accounting firm that audited the financial statements filed as an exhibit to this Annual Report, has issued an attestation report on management’s assessment of internal control over financial reporting as at December 31, 2012. The auditor’s attestation report on management’s assessment of the Registrant’s internal control over financial reporting is filed as Exhibit 1.4 to this Annual Report.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP on management’s assessment of internal control over financial reporting as at December 31, 2012 is filed as Exhibit 1.4 to this Annual Report.

D.	Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, there have been no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2012.

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

Audit Fees

The aggregate fees billed by KPMG LLP, Chartered Accountants, the Registrant’s external auditors, for the fiscal years ended December 31, 2012 and 2011 for audit services, including professional services that are normally provided by external auditors in connection with statutory and regulatory filings or engagements for such years were Cdn$543,282 and Cdn$556,000, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2012 and 2011 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and that are not reported above as audit fees were Cdn$67,000 and Cdn$30,000, respectively. In 2012, these fees were paid for services rendered in connection with French translation services for various documents including quarterly financial statements and Management’s Discussion and Analysis. In 2011, these fees were paid for services rendered in connection with the 2011 prospectus filing.

Tax Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2012 and 2011 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$63,812 and Cdn$104,765, respectively. Tax services included preparation of corporate tax returns and review of tax provisions. In 2012, such fees were paid for the preparation of federal/provincial tax returns and other tax compliance and tax advisory services. In 2011, such fees were paid for the preparation of federal/provincial tax returns.

All Other Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2012 and 2011 other than for the services reported in the preceding three paragraphs, were Cdn$nil, and Cdn$nil, respectively.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s external auditor must be pre-approved by the audit committee of the Registrant.

For the fiscal year ended December 31, 2012, all audit and non-audit services performed by KPMG LLP were pre-approved by the audit committee of the Registrant.

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

The Registrant has established a separately-designated standing audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee is comprised of Messrs. Steven R. Berlin (Chairman), Gregory J. Van Staveren, C. David A. Comba and Robert J. Quinn. Messrs. Berlin, Van Staveren, Comba and Quinn are independent as such term is defined under the rules and regulations of the NYSE MKT LLC.

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

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the year ended December 31, 2012

1.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

1.3	Audited Consolidated Financial Statements for the year ended December 31, 2012, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, including the report of the auditors thereon

1.4	Reports of Independent Registered Public Accounting Firm on the Registrant’s Audited Consolidated Financial Statements and on internal control over financial reporting as of December 31, 2012

23.1	Consent of KPMG LLP

23.2	Consent of Tetra Tech WEI Inc. – Todd McCracken, P. Geo.

23.3	Consent of Tetra Tech WEI Inc. – William Richard McBride, P. Eng.

23.4	Consent of Tetra Tech WEI Inc. – Phillip Bridson, P. Eng.

23.5	Consent of Tetra Tech WEI Inc. – Todd Kanhai, P. Eng.

23.6	Consent of David N. Penna

23.7	Consent of Kevin Small

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Dated: March 20, 2013	By:	/s/ André J. Douchane
		Name:	André J. Douchane
		Title:	Interim Chief Executive Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the year ended December 31, 2012

1.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

1.3	Audited Consolidated Financial Statements for the year ended December 31, 2012, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, including the report of the auditors thereon

1.4	Reports of Independent Registered Public Accounting Firm on the Registrant’s Audited Consolidated Financial Statements and on internal control over financial reporting as of December 31, 2012

23.1	Consent of KPMG LLP

23.2	Consent of Tetra Tech WEI Inc. — Todd McCracken, P. Geo.

23.3	Consent of Tetra Tech WEI Inc. — William Richard McBride, P. Eng.

23.4	Consent of Tetra Tech WEI Inc. — Phillip Bridson, P. Eng.

23.5	Consent of Tetra Tech WEI Inc. — Todd Kanhai, P. Eng.

23.6	Consent of David N. Penna

23.7	Consent of Kevin Small

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002