Form 40-F
period 2013-12-31
NORTH AMERICAN PALLADIUM LTD
filed 2014-04-01
CIK 887701

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

The Registrant had 197,109,925 Common Shares outstanding as at December 31, 2013.

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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of December 31, 2013 and have determined that such disclosure controls and procedures were effective as of December 31, 2013.

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

Internal control over financial reporting , no matter how well designed, has inherent limitations and can only provide reasonable assurance, not absolute assurance, with respect to the preparation and fair presentation of published financial statements and management does not expect such controls will prevent or detect all misstatements due to error or fraud. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2013. In making this assessment, the Registrant’s management used the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Registrant’s management has concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2013 and no material weaknesses were discovered.

The Registrant’s auditor, the registered public accounting firm that audited the financial statements filed as an exhibit to this Annual Report, has issued an attestation report on management’s assessment of internal control over financial reporting as at December 31, 2013. The auditor’s attestation report on management’s assessment of the Registrant’s internal control over financial reporting is filed as Exhibit 1.4 to this Annual Report.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP on management’s assessment of internal control over financial reporting as at December 31, 2013 is filed as Exhibit 1.4 to this Annual Report.

D.	Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, there have been no changes identified in connection with the evaluation of the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2013.

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

Audit Fees

The aggregate fees billed by KPMG LLP, Chartered Professional Accountants, the Registrant’s external auditors, for the fiscal years ended December 31, 2013 and 2012 for audit services, including professional services that are normally provided by external auditors in connection with statutory and regulatory filings or engagements for such years were Cdn$508,500 and Cdn$543,282, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2013 and 2012 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and that are not reported above as audit fees were Cdn$49,000 and Cdn$67,000, respectively. In 2013 and 2012, these fees were paid for services rendered in connection with French translation services for various documents included in the quarterly financial statements and Management’s Discussion and Analysis of Operations and Financial Position.

Tax Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2013 and 2012 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$73,600 and Cdn$63,812, respectively. In 2013, such fees were paid for the preparation of federal/provincial tax returns and other tax advisory services. In 2012, such fees were paid for the preparation of federal/provincial tax returns and other tax compliance and tax advisory services.

All Other Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2013 and 2012 other than for the services reported in the preceding three paragraphs, were Cdn$nil, and Cdn$nil, respectively.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s external auditor must be pre-approved by the audit committee of the Registrant.

For the fiscal year ended December 31, 2013, all audit and non-audit services performed by KPMG LLP were pre-approved by the audit committee of the Registrant.

The Registrant has established a Delegation of Authority Policy which contains a Schedule of Financial Authority. The Delegation of Authority Policy when read and applied in conjunction with all other policies and procedures of the Registrant establishes authorization limits for certain types of transactions.

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

The Registrant has established a separately-designated standing audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee is comprised of Messrs. Steven R. Berlin (Chairman), Gregory J. Van Staveren, and C. David A. Comba. Messrs. Berlin, Van Staveren and Comba are independent as such term is defined under the rules and regulations of the NYSE MKT LLC.

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

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the year ended December 31, 2013

1.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013

1.3	Audited Consolidated Financial Statements for the year ended December 31, 2013, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, including the report of the auditors thereon

1.4	Reports of Independent Registered Public Accounting Firm on the Registrant’s Audited Consolidated Financial Statements and on internal control over financial reporting as of December 31, 2013

23.1	Consent of KPMG LLP

23.2	Consent of Chris Roney

23.3	Consent of Dave Peck

23.4	Consent of Richard Brummer

23.5	Consent of David Penna

23.6	Consent of Denis Decharte

23.7	Consent of John Cooney

23.8	Consent of Cameron McKinnon

23.9	Consent of Philip Bridson

23.10	Consent of Wenchang Ni

23.11	Consent of William Richard McBride

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Dated: March 31, 2014	By:	/s/ Phil du Toit
Name: Phil du Toit
Title: President & Chief Executive Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the year ended December 31, 2013

1.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013

1.3	Audited Consolidated Financial Statements for the year ended December 31, 2013, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, including the report of the auditors thereon

1.4	Reports of Independent Registered Public Accounting Firm on the Registrant’s Audited Consolidated Financial Statements and on internal control over financial reporting as of December 31, 2013

23.1	Consent of KPMG LLP

23.2	Consent of Chris Roney

23.3	Consent of Dave Peck

23.4	Consent of Richard Brummer

23.5	Consent of David Penna

23.6	Consent of Denis Decharte

23.7	Consent of John Cooney

23.8	Consent of Cameron McKinnon

23.9	Consent of Philip Bridson

23.10	Consent of Wenchang Ni

23.11	Consent of William Richard McBride

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002